     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1997
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                            6162                           57-0962375
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)          Identification Number)

                               7909 PARKLANE ROAD
                         COLUMBIA, SOUTH CAROLINA 29223
                                 (803) 741-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                              EDWARD J. SEBASTIAN
                                    CHAIRMAN
                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                               7909 PARKLANE ROAD
                         COLUMBIA, SOUTH CAROLINA 29223
                                 (803) 741-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                             COPIES TO:
      RUSSELL B. RICHARDS                  JOHN W. CURRIE                   JOHN J. OBERDORF
        KING & SPALDING                MCNAIR LAW FIRM, P.A.            ST. JOHN & WAYNE, L.L.C.
      191 PEACHTREE STREET         1301 GERVAIS STREET 17TH FLOOR          2 PENN PLAZA EAST
       ATLANTA, GA 30303                 COLUMBIA, SC 29201                 NEWARK, NJ 07105
         (404) 572-4600                    (803) 799-9800                    (201) 491-3600

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

     If any securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                PROPOSED               PROPOSED
                                          AMOUNT                MAXIMUM                MAXIMUM               AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES         TO BE              OFFERING PRICE           AGGREGATE             REGISTRATION
        TO BE REGISTERED                REGISTERED            PER SHARE(1)        OFFERING PRICE(1)            FEE(1)
------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share..........................       30,779,578               $3.53               $108,756,000             $32,957
========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based on, respectively, the aggregate book values of the shares of voting common stock and non-voting common stock of Resource Bancshares Corporation and shares of Class A Common Stock and Class B Common Stock of Walsh Holding Co., Inc. to be converted into the right to receive shares of common stock of Resource Bancshares Mortgage Group, Inc. upon consummation of the two mergers. The aggregate book value of such shares of common stock as of March 31, 1997, was $108,756,000.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                             CROSS REFERENCE TABLE

          LOCATION IN JOINT PROXY STATEMENT/PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-4

ITEM NUMBER AND CAPTION IN FORM S-4                    LOCATION IN JOINT PROXY STATEMENT/PROSPECTUS
-----------------------------------                    --------------------------------------------
 1.   Forepart of Registration Statement and
        Outside Front Cover Page of Prospectus...  Outside Front Cover of Joint Proxy Statement/
                                                     Prospectus; Facing Page of Registration Statement
 2.   Inside Front and Outside Back Cover Pages
        of Prospectus............................  Available Information; Incorporation of Certain
                                                     Documents by Reference; Table of Contents
 3.   Risk Factors, Ratio of Earnings to Fixed
        Charges and Other Information............  Summary; Risk Factors
 4.   Terms of the Transaction...................  Summary; The RBC Merger; The WSI Merger
 5.   Pro Forma Financial Information............  Summary; Unaudited Pro Forma Condensed Combined
                                                     Financial Statements
 6.   Material Contacts With the Company Being
        Acquired.................................  Summary; The RBC Merger; The WSI Merger
 7.   Additional Information Required For
        Reoffering by Persons and Parties Deemed
        to be Underwriters.......................  Not Applicable
 8.   Interests of Named Experts and Counsel.....  Legal Matters
 9.   Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  Not Applicable
10.   Information With Respect to S-3
        Registrants..............................  Summary; Business of RBMG
11.   Incorporation of Certain Information by
        Reference................................  Incorporation of Certain Documents by Reference
12.   Information With Respect to S-2 or S-3
        Registrants..............................  Not Applicable
13.   Incorporation of Certain Information by
        Reference................................  Not Applicable
14.   Information With Respect to Registrants
        Other Than S-3 or S-2 Companies..........  Not Applicable
15.   Information With Respect to S-3
        Companies................................  Not Applicable
16.   Information With Respect to S-2 or S-3
        Companies................................  Not Applicable
17.   Information With Respect to Companies Other
        Than S-3 or S-2 Companies................  Summary; Business of RBC; Management's Discussion
                                                     and Analysis of Financial Condition and Results of
                                                     Operations of RBC; RBC Common Stock Ownership by
                                                     Management and Principal Stockholders; Business of
                                                     WSI; Management's Discussion and Analysis of
                                                     Financial Condition and Results of Operations of
                                                     WSI; WSI Common Stock Ownership by Management and
                                                     Principal Stockholders; Index to Financial
                                                     Statements
18.   Information if Proxies, Consents or
        Authorizations are to be Solicited.......  Summary; The RBC Merger; The WSI Merger; The RBC
                                                     Special Meeting; The RBMG Special Meeting; The WSI
                                                     Special Meeting; Stockholder Proposals
19.   Information if Proxies, Consents or
        Authorizations are not to be Solicited,
        or in an Exchange Offer..................  Not Applicable

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                               7909 PARKLANE ROAD
                         COLUMBIA, SOUTH CAROLINA 29223

                                                                          , 1997

Dear Stockholder:

     You are cordially invited to attend a special meeting of the stockholders (the "Special Meeting") of Resource Bancshares Mortgage Group, Inc. ("RBMG") to
be held on             ,             , 1997, at           , local time, at the
offices of King & Spalding, 191 Peachtree Street, Atlanta, Georgia 30303.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt (i) the Agreement of Merger (the "RBC Merger Agreement"), dated as of April 18, 1997, among RBMG, RBC Merger Sub, Inc., a South Carolina corporation and a wholly owned subsidiary of RBMG ("RBC Merger Sub"), and Resource Bancshares Corporation, a South Carolina corporation ("RBC"), pursuant to which RBC Merger Sub would be merged with and into RBC (the "RBC Merger"), (ii) the RBC Merger and (iii) the issuance of shares of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") in connection therewith (the "RBC Stock Issuance"). RBC would be the surviving corporation in the RBC Merger and would become a wholly owned subsidiary of RBMG. If the RBC Merger is consummated, each outstanding share of voting common stock, par value $.01 per share, and non-voting common stock, par value $.01 per share, of RBC will be converted into the right to receive 1.08026 shares (the "RBC Exchange Ratio") of RBMG Common Stock, with cash being paid in lieu of fractional shares.

     At the Special Meeting, you will also be asked to consider and vote upon a proposal to approve and adopt (i) the Agreement of Merger (the "WSI Merger Agreement" and, together with the RBC Merger Agreement, the "Merger Agreements"), dated as of April 18, 1997, among RBMG, Carolina Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of RBMG ("Carolina Merger Sub"), Walsh Holding Co., Inc., a Delaware corporation ("WSI"), and Robert C. Walsh, the principal stockholder of WSI, pursuant to which Carolina Merger Sub would be merged with and into WSI (the "WSI Merger" and, together with the RBC Merger, the "Mergers"), (ii) the WSI Merger and (iii) the issuance of shares of RBMG Common Stock in connection therewith (the "WSI Stock Issuance"). WSI would be the surviving corporation in the WSI Merger and would become a wholly owned subsidiary of RBMG. If the WSI Merger is consummated, each outstanding share of class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share ("WSI Class B Common Stock"), of WSI will be converted into
(a) the right to receive 175,164.30 shares of RBMG Common Stock (the "WSI Exchange Ratio") and (b) the right to receive on a deferred basis 19,462.70 additional shares of RBMG Common Stock (the "WSI Escrow Stock Ratio" and, together with the WSI Exchange Ratio, the "WSI Exchange Ratios"), with cash being paid in lieu of fractional shares. If the RBC Merger is approved and occurs prior to the effective time of the WSI Merger, the WSI Exchange Ratio will be 192,460.50 and the WSI Escrow Stock Ratio will be 21,384.50. In addition, if the WSI Merger is consummated, the holder of a warrant (the "WSI Warrant") to purchase shares of WSI Class B Common Stock will receive a warrant to purchase a number of shares of class B common stock, par value $.01 per share, of RBMG ("RBMG Class B Common Stock") equal to the number of shares of WSI Class B Common Stock covered by the WSI Warrant multiplied by the sum of the WSI Exchange Ratios.

     At the Special Meeting and in connection with the RBC Merger, you will also be asked to consider and vote upon a proposal to approve and adopt an amendment to RBMG's Restated Certificate of Incorporation (the "RBC Amendment") pursuant to which the number of shares of RBMG Common Stock that RBMG would be authorized to issue would be increased from 25,000,000 shares to 50,000,000 shares. Additionally, at the Special Meeting and in connection with the WSI Merger, you will be asked to consider and vote upon a proposal to approve and adopt an amendment to RBMG's Restated Certificate of Incorporation (the "WSI Amendment" and, together with the RBC Amendment, the "Amendments") pursuant to which (i) the number of authorized shares of RBMG Common Stock would be increased from 50,000,000 shares (25,000,000 shares if the RBC Amendment has not become effective) to 100,000,000 shares,
(ii) 12,000,000 shares of the RBMG Class B Common Stock would be authorized and
(iii) the name of RBMG would be changed to "BCA Financial Corp."

     The Merger Agreements and the Amendments have been approved and adopted by the Board of Directors of RBMG, and the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments are each subject to the approval by a majority of the outstanding shares of RBMG Common Stock entitled to vote at the Special Meeting. The Board of Directors of RBMG has received a written opinion dated April 18, 1997, of Prudential Securities Incorporated, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the RBC Exchange Ratio was fair, from a financial point of view, to the stockholders of RBMG. The Board of Directors of RBMG has also received a written opinion, dated April 18, 1997, of Prudential Securities Incorporated, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the WSI Exchange Ratios, taken together, were fair, from a financial point of view, to the stockholders of RBMG.

     THE APPROVAL AND ADOPTION OF EACH OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT IS CONTINGENT UPON THE APPROVAL AND ADOPTION OF ALL OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT. UNLESS EACH OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT IS APPROVED AND ADOPTED BY THE STOCKHOLDERS AT THE SPECIAL MEETING, NONE OF THEM WILL BE EFFECTED BY RBMG.

     THE APPROVAL AND ADOPTION OF EACH OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT IS CONTINGENT UPON THE APPROVAL AND ADOPTION OF ALL OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT. UNLESS EACH OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT IS APPROVED AND ADOPTED BY THE STOCKHOLDERS AT THE SPECIAL MEETING, NONE OF THEM WILL BE EFFECTED BY RBMG.

     THE APPROVAL AND ADOPTION OF EACH OF THE RBC MERGER AND THE WSI MERGER (AND THE RESPECTIVE MATTERS RELATING THERETO) ARE NOT CONTINGENT UPON THE APPROVAL AND ADOPTION OF THE OTHER. STOCKHOLDERS MAY VOTE DIFFERENTLY ON THE PROPOSALS RELATING TO THE RBC MERGER AND THOSE RELATING TO THE WSI MERGER.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE PROPOSED MERGERS AND RESPECTIVE AMENDMENTS SEPARATELY IS IN THE BEST INTERESTS OF RBMG AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENTS AND THE AMENDMENTS AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSALS TO APPROVE AND ADOPT THE MERGER AGREEMENTS, THE MERGERS, THE RBC STOCK ISSUANCE, THE WSI STOCK ISSUANCE AND THE AMENDMENTS.

     Details of the respective backgrounds and reasons for each of the proposed Mergers appear in and are explained in the accompanying Joint Proxy Statement/Prospectus. Additional information regarding RBC, WSI and RBMG also is set forth in the Joint Proxy Statement/Prospectus and, with respect to RBMG, incorporated therein by reference to other documents.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

     I strongly support each of the Mergers and join with the other members of the Board of Directors in enthusiastically recommending each of the Mergers to you. We urge you to vote in favor of the approval and adoption of the Mergers, as well as each of the other proposals referred to herein. If you should have any questions regarding either of the Mergers, please contact Steven F. Herbert, Chief Financial Officer, at (803) 741-3000.

                                          Sincerely,

                                          Edward J. Sebastian
                                          Chairman of the Board and Chief
                                          Executive Officer

                        RESOURCE BANCSHARES CORPORATION
                          1901 MAIN STREET, SUITE 650
                         COLUMBIA, SOUTH CAROLINA 29201

                                                                          , 1997

Dear Stockholder:

     You are cordially invited to attend a special meeting of the stockholders (the "Special Meeting") of Resource Bancshares Corporation ("RBC") to be held on
       ,          , 1997, at        , local time, at the offices of King &
Spalding, 191 Peachtree Street, Atlanta, Georgia 30303.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt (i) the Agreement of Merger (the "RBC Merger Agreement"), dated as of April 18, 1997, among RBC, Resource Bancshares Mortgage Group, Inc., a Delaware corporation ("RBMG"), and RBC Merger Sub, Inc., a South Carolina corporation and a wholly owned subsidiary of RBMG ("RBC Merger Sub"), pursuant to which RBC Merger Sub would be merged with and into RBC (the "RBC Merger"), and (ii) the RBC Merger. Pursuant to the RBC Merger Agreement, RBC would be the surviving corporation in the RBC Merger and would become a wholly owned subsidiary of RBMG. If the RBC Merger is consummated, each outstanding share of voting common stock, par value $.01 per share ("RBC Voting Common Stock"), and non-voting common stock, par value $.01 per share ("RBC Non-Voting Common Stock"), of RBC will be converted into the right to receive 1.08026 shares (the "RBC Exchange Ratio") of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock"), with cash being paid in lieu of any fractional shares.

     The RBC Merger Agreement has been approved and adopted by the Board of Directors of RBC, and the RBC Merger Agreement and the RBC Merger are subject to approval by the holders of (i) a majority of the shares of RBC Voting Common Stock entitled to vote at the RBC Special Meeting, voting separately, and (ii) a majority of the shares of RBC Non-Voting Common Stock entitled to vote at the Special Meeting, voting separately. The Board of Directors of RBC has received a written opinion, dated April 18, 1997, of Montgomery Securities to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the RBC Exchange Ratio was fair, from a financial point of view, to RBC's stockholders. The Board of Directors of RBC has also received a written opinion of McNair Law Firm, P.A. to the effect that, based upon and subject to the assumptions, qualifications and limitations stated therein, the RBC Merger will qualify as a tax-free reorganization for federal income tax purposes and that no gain or loss will be recognized by RBC stockholders upon the receipt of shares of RBMG Common Stock pursuant to the RBC Merger.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED RBC MERGER IS IN THE BEST INTERESTS OF RBC AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED AND ADOPTED THE RBC MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE RBC MERGER AGREEMENT AND THE RBC MERGER.

     Details of the background and reasons for the proposed RBC Merger appear in and are explained in the accompanying Joint Proxy Statement/Prospectus. Additional information regarding RBC and RBMG also is set forth in the Joint Proxy Statement/Prospectus and, with respect to RBMG, incorporated therein by reference to other documents. The Joint Proxy Statement/Prospectus also contains information regarding the Agreement of Merger, dated as of April 18, 1997, among RBMG, Carolina Merger Sub, Inc. ("Carolina Merger Sub"), a Delaware corporation and a wholly owned subsidiary of RBMG, Walsh Holding Co., Inc., a Delaware corporation ("WSI"), and Robert C. Walsh, the principal stockholder of WSI, pursuant to which Carolina Merger Sub would be merged with and into WSI and WSI would become a wholly owned subsidiary of RBMG.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

     I strongly support the RBC Merger and join with the other members of the Board of Directors in enthusiastically recommending the RBC Merger to you. We urge you to vote in favor of the approval and adoption of the RBC Merger Agreement and the RBC Merger. If you should have any questions regarding the RBC Merger, please contact Melissa A. Ard, Chief Financial Officer, at (803) 252-1907.

                                          Sincerely,

                                          Edward J. Sebastian
                                          Chairman of the Board and Chief
                                          Executive Officer

                            WALSH HOLDING CO., INC.
                                 4 CAMPUS DRIVE
                          PARSIPPANY, NEW JERSEY 07054

                                                                          , 1997

Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders (the
"Special Meeting") of Walsh Holding Co., Inc. ("WSI") to be held at        a.m.,
local time, on           ,           , 1997 at the offices of WSI located at 4
Campus Drive, Parsippany, New Jersey 07054. At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt (i) the Agreement of Merger (the "WSI Merger Agreement"), dated as of April 18, 1997, among Resource Bancshares Mortgage Group, Inc., a Delaware corporation ("RBMG"), Carolina Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of RBMG ("Carolina Merger Sub"), WSI and Robert C. Walsh, providing for the merger of Carolina Merger Sub with and into WSI, resulting in WSI becoming a wholly owned subsidiary of RBMG (the "WSI Merger") and (ii) the WSI Merger.

     As a result of the WSI Merger and subject to the exchange procedures described in the attached Joint Proxy Statement/Prospectus, all of the outstanding shares of WSI's (a) class A common stock, par value $.01 per share (the "WSI Class A Common Stock"), and (b) class B common stock, par value $.01 per share (the "WSI Class B Common Stock"), will be converted into and be exchangeable for (i) 175,164.30 shares of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") (such ratio of the shares of WSI Class A Common Stock and WSI Class B Common Stock to shares of RBMG Common Stock being referred to as the "WSI Exchange Ratio"), and (ii) the right to receive on a deferred basis and pursuant to the terms of a certain Escrow Trust Agreement (as defined in the WSI Merger Agreement) 19,462.70 additional shares of RBMG Common Stock (such ratio of the shares of WSI Class A Common Stock and WSI Class B Common Stock to shares of RBMG Common Stock being referred to as the "WSI Escrow Stock Ratio" and, together with the WSI Exchange Ratio, the "WSI Exchange Ratios"). Notwithstanding the immediately preceding sentence, if the acquisition of Resource Bancshares Corporation ("RBC") by RBMG, pursuant to the terms of that certain Agreement of Merger, dated as of April 18, 1997, among RBMG, RBC and RBC Merger Sub, Inc. (the "RBC Merger"), occurs prior to the WSI Merger then the WSI Exchange Ratio will be 192,460.50 and the WSI Escrow Stock Ratio will be 21,384.50. Cash will be paid in lieu of any fractional shares. In addition, an outstanding warrant (the "WSI Warrant") to purchase shares of WSI Class B Common Stock will be exchanged for a warrant to purchase a number of shares of class B common stock, par value $.01 per share, of RBMG equal to the number of shares of WSI Class B Common Stock issuable upon exercise of the WSI Warrant multiplied by the sum of the WSI Exchange Ratios. The Board of Directors of WSI has received a written opinion of St. John & Wayne, LLC to the effect that, based upon and subject to the assumptions, qualifications and limitations stated therein, the WSI Merger will qualify as a tax-free reorganization for federal income tax purposes and that no gain or loss will be recognized by WSI stockholders upon the receipt of shares of RBMG Common Stock pursuant to the WSI Merger.

     YOUR BOARD OF DIRECTORS HAS DETERMINED, AFTER DUE DELIBERATION, THAT THE WSI MERGER IS IN THE BEST INTERESTS OF WSI AND ITS STOCKHOLDERS AND THAT THE CONSIDERATION TO BE PAID TO WSI'S STOCKHOLDERS PURSUANT TO THE TERMS OF THE WSI MERGER AGREEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW. THE BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE TERMS OF THE WSI MERGER AGREEMENT AND RECOMMENDS THAT WSI'S STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE WSI MERGER AGREEMENT AND THE WSI MERGER.

     Approval of the WSI Merger Agreement and the WSI Merger requires the approval of a majority of the outstanding shares of WSI Class A Common Stock. Certain stockholders, including the Principal Stockholder, holding in the aggregate approximately 93% of the outstanding WSI Class A Common Stock have granted an irrevocable proxy to RBMG to vote their shares at the Special Meeting. If RBMG elects to exercise this proxy, it must vote such shares in favor of the proposal to approve and adopt the WSI Merger Agreement and the WSI Merger at the Special Meeting. RBMG has indicated that it intends to exercise the proxy and vote such shares in favor of such proposal. Consummation of the WSI Merger is subject to the satisfaction of certain other conditions.

     The Notice of Meeting and the Joint Proxy Statement/Prospectus describing the WSI Merger in greater detail are attached hereto. Additional information regarding RBMG, the RBC Merger and WSI is also set forth in the accompanying Joint Proxy Statement/Prospectus. Whether or not you plan to attend, it is important that your shares are represented at the Special Meeting. Please give this information your careful consideration and complete, date, sign and return promptly your proxy card in the enclosed envelope. You may attend the Special Meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

                                          Sincerely,

                                          Robert C. Walsh
                                          President, Chief Executive Officer and
                                          Chairman of the Board of Directors

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                               7909 Parklane Road
                         Columbia, South Carolina 29223
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON             , 1997
                             ---------------------

TO THE STOCKHOLDERS OF RESOURCE BANCSHARES MORTGAGE GROUP, INC.:

    Notice is hereby given that a special meeting of stockholders (the "Special Meeting") of Resource Bancshares Mortgage Group, Inc. ("RBMG") will be held on
           , 1997, at          , local time, at the offices of King & Spalding,
191 Peachtree Street, Atlanta, Georgia 30303, for the following purposes:

        1. To consider and vote upon a proposal to approve and adopt (a) the Agreement of Merger (the "RBC Merger Agreement"), dated as of April 18, 1997, among RBMG, RBC Merger Sub, Inc., a South Carolina corporation and a wholly owned subsidiary of RBMG ("RBC Merger Sub"), and Resource Bancshares Corporation, a South Carolina corporation ("RBC"), pursuant to which RBC Merger Sub would be merged with and into RBC (the "RBC Merger"), (b) the RBC Merger and (c) the issuance of shares of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") in connection therewith (the "RBC Stock Issuance"). If the RBC Merger is consummated, each outstanding share of voting common stock, par value $.01 per share, and non-voting common stock, par value $.01 per share, of RBC will be converted into the right to receive
    1.08026 shares of RBMG Common Stock, with cash being paid in lieu of fractional shares.

        2. To consider and vote upon a proposal to approve and adopt (a) the Agreement of Merger (the "WSI Merger Agreement"), dated as of April 18, 1997, among RBMG, Carolina Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of RBMG ("Carolina Merger Sub"), Walsh Holding Co., Inc., a Delaware corporation ("WSI"), and Robert C. Walsh, the principal stockholder of WSI, pursuant to which Carolina Merger Sub would be merged with and into WSI (the "WSI Merger"), (b) the WSI Merger and (c) the issuance of shares of RBMG Common Stock in connection therewith (the "WSI Stock Issuance"). If the WSI Merger Agreement is consummated, each outstanding share of class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, of WSI will be converted into (i) the right to receive 175,164.30 shares of RBMG Common Stock (the "WSI Exchange Ratio") and (ii) the right to receive on a deferred basis 19,462.70 additional shares of RBMG Common Stock (the "WSI Escrow Stock Ratio"), with cash being paid in lieu of fractional shares. If the RBC Merger is approved and occurs prior to the effective time of the WSI Merger, the WSI Exchange Ratio will be 192,460.50 and the WSI Escrow Stock Ratio will be 21,384.50.

        3. To consider and vote upon a proposal to approve and adopt an amendment to RBMG's Restated Certificate of Incorporation (the "RBC Amendment") pursuant to which the number of shares of authorized RBMG Common Stock would be increased from 25,000,000 shares to 50,000,000 shares immediately prior to the RBC Merger. Approval and adoption of the RBC Amendment is contingent upon the approval and adoption of the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, and the approval and adoption of the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance is contingent upon the approval and adoption of the RBC Amendment.

        4. To consider and vote upon a proposal to approve and adopt an amendment to RBMG's Restated Certificate of Incorporation (the "WSI Amendment") pursuant to which (i) the number of authorized shares of RBMG Common Stock would be increased from 50,000,000 shares (25,000,000 shares if the RBC Amendment has not become effective) to 100,000,000 shares, (ii) 12,000,000 shares of class B common stock, par value $.01 per share, would be authorized, and (iii) the name of RBMG would be changed to "BCA Financial Corp." Approval and adoption of the WSI Amendment is contingent upon the approval and adoption of the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance, and the approval and adoption of the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance is contingent upon the approval and adoption of the WSI Amendment.

        5. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

    The Board of Directors has fixed the close of business on            , 1997
as the record date for the determination of stockholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment or
postponement thereof. From            , 1997 until the date of the Special
Meeting, a list of stockholders entitled to vote at the Special Meeting will be available for inspection by stockholders of record during business hours at the place of the Special Meeting and will also be available at the Special Meeting.

    Your attention is directed to the Joint Proxy Statement/Prospectus submitted with this Notice.

                                      By Order of the Board of Directors,

                                      John W. Currie
                                      Secretary

Columbia, South Carolina
           , 1997

    PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                        RESOURCE BANCSHARES CORPORATION
                          1901 Main Street, Suite 650
                         Columbia, South Carolina 29201
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON             , 1997
                             ---------------------

TO THE STOCKHOLDERS OF RESOURCE BANCSHARES CORPORATION:

     Notice is hereby given that a special meeting of the stockholders (the "Special Meeting") of Resource Bancshares Corporation ("RBC") will be held on
       ,             , 1997, at        , local time, at the offices of King &
Spalding, 191 Peachtree Street, Atlanta, Georgia 30303, for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt (a) the Agreement of Merger (the "RBC Merger Agreement"), dated as of April 18, 1997, among RBC, Resource Bancshares Mortgage Group, Inc. ("RBMG") and RBC Merger Sub, Inc., a wholly owned subsidiary of RBMG ("RBC Merger Sub"), pursuant to which RBC Merger Sub would be merged with and into RBC (the "RBC Merger"), and (b) the RBC Merger. If the RBC Merger is consummated, each outstanding share of voting common stock, par value $.01 per share ("RBC Voting Common Stock"), and nonvoting common stock, par value $.01 per share ("RBC Non-Voting Common Stock"), of RBC will be converted into the right to receive 1.08026 shares of common stock, par value $.01 per share, of RBMG, with cash being paid in lieu of fractional shares.

          2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     HOLDERS OF SHARES OF RBC VOTING COMMON STOCK AND RBC NON-VOTING COMMON STOCK HAVE THE RIGHT TO DISSENT FROM THE RBC MERGER AND RECEIVE PAYMENT FOR THE STATUTORY "FAIR VALUE" OF THEIR SHARES UPON COMPLIANCE WITH THE PROVISIONS OF THE SOUTH CAROLINA BUSINESS CORPORATION ACT REGARDING DISSENTERS' RIGHTS, A COPY OF WHICH IS ATTACHED AS ANNEX E TO THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS AND IS SUMMARIZED THEREIN UNDER THE CAPTION "THE RBC MERGER -- DISSENTERS' RIGHTS."

     The Board of Directors has fixed the close of business on             ,
1997 as the record date for the determination of stockholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment or
postponement thereof. From             , 1997 until the date of the Special
Meeting, a list of stockholders entitled to vote at the Special Meeting will be available at the offices of RBC for examination during normal business hours by any stockholder.

     Please do not send in your RBC stock certificates at this time. If the RBC Merger is consummated, you will receive transmittal instructions for the surrender and exchange of your RBC stock certificates from the exchange agent shortly after the effective time of the RBC Merger.

     Your attention is directed to the Joint Proxy Statement/Prospectus submitted with this Notice.

                                          By Order of the Board of Directors

                                          John W. Currie
                                          Secretary

Columbia, South Carolina
          , 1997

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                            WALSH HOLDING CO., INC.
                                 4 Campus Drive
                          Parsippany, New Jersey 07724
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON             , 1997
                             ---------------------

TO THE STOCKHOLDERS OF WALSH HOLDING CO., INC.:

     Notice is hereby given that a special meeting (the "Special Meeting") of holders of class A common stock, par value $.01 per share ("WSI Class A Common Stock") of Walsh Holding Co., Inc., a Delaware corporation ("WSI"), will be held
at        local time, on           ,             , 1997, at WSI's offices at 4
Campus Drive, Parsippany, New Jersey 07224, for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt (i) the Agreement of Merger (the "WSI Merger Agreement"), dated as of April 18, 1997, among WSI, Resource Bancshares Mortgage Group, Inc. ("RBMG"), a Delaware corporation, Carolina Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of RBMG ("Carolina Merger Sub"), and Robert C. Walsh, the principal stockholder of WSI, pursuant to which Carolina Merger Sub would be merged with and into WSI (the "WSI Merger") and (ii) the WSI Merger. If the WSI Merger Agreement is consummated, each outstanding share of WSI Class A Common Stock and Class B common stock, par value $.01 per share, of WSI would be converted into (i) the right to receive 175,164.30 shares (the "WSI Exchange Ratio") of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") and (ii) the right to receive on a deferred basis 19,462.70 additional shares (the "WSI Escrow Stock Ratio") of RBMG Common Stock, with cash being paid in lieu of fractional shares. If the merger of Resource Bancshares Corporation with a subsidiary of RBMG occurs prior to the effective time of the WSI Merger, the WSI Exchange Ratio will be 192,460.50 and the WSI Escrow Stock Ratio will be 21,384.50.

          2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     Only holders of record of WSI Class A Common Stock at the close of business
on             , 1997, are entitled to notice of and to vote at the Special
Meeting. Your attention is directed to the accompanying Joint Proxy Statement/Prospectus for greater detail concerning the WSI Merger.

     HOLDERS OF WSI COMMON STOCK HAVE THE RIGHT TO DISSENT FROM THE WSI MERGER AND RECEIVE PAYMENT FOR THE STATUTORY "FAIR VALUE" OF THEIR SHARES UPON COMPLIANCE WITH THE PROVISIONS OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW REGARDING APPRAISAL RIGHTS, A COPY OF WHICH IS ATTACHED AS ANNEX F TO THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AND IS SUMMARIZED THEREIN UNDER THE CAPTION "THE WSI MERGER -- APPRAISAL RIGHTS."

     Whether or not you plan to attend the Special Meeting, please complete, date, sign and return promptly your proxy card in the enclosed envelope. If you attend the Special Meeting, you may revoke your proxy and vote in person if you wish.

     Please do not send in your WSI stock certificates at this time. If the WSI Merger is consummated, you will receive transmittal instructions for the surrender and exchange of your WSI stock certificates from the exchange agent shortly after the effective time of the WSI Merger.

                                          By Order of the Board of Directors

                                          Robert C. Walsh,
                                          Secretary

Parsippany, New Jersey
          , 1997

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                            JOINT PROXY STATEMENT
                   RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                       RESOURCE BANCSHARES CORPORATION
                           WALSH HOLDING CO., INC.
                                  PROSPECTUS
                   RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                    COMMON STOCK, PAR VALUE $.01 PER SHARE

                             ---------------------

RBMG SPECIAL MEETING

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of Resource Bancshares Mortgage Group, Inc. ("RBMG") in connection with the solicitation of proxies by the Board of Directors of RBMG (the "RBMG Board") for use at a special meeting of stockholders of RBMG ("RBMG Stockholders") to be
held on           ,             , 1997 and at any adjournment or postponement
thereof (the "RBMG Special Meeting"). At the RBMG Special Meeting, the RBMG Stockholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Agreement of Merger (the "RBC Merger Agreement"), dated as of April 18, 1997, among RBMG, RBC Merger Sub, Inc., a South Carolina corporation and a wholly owned subsidiary of RBMG ("RBC Merger Sub"), and Resource Bancshares Corporation, a South Carolina corporation ("RBC"), pursuant to which RBC Merger Sub would be merged with and into RBC (the "RBC Merger"), (ii) the RBC Merger and (iii) the issuance of shares of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") in connection therewith (the "RBC Stock Issuance"). RBC would be the surviving corporation in the RBC Merger and would become a wholly owned subsidiary of RBMG. If the RBC Merger is consummated, each outstanding share of voting common stock, par value $.01 per share, of RBC ("RBC Voting Common Stock") and non-voting common stock, par value $.01 per share, of RBC ("RBC Non-Voting Common Stock", and, together with RBC Voting Common Stock, "RBC Common Stock") will be converted into the right to receive 1.08026 shares (the "RBC Exchange Ratio") of RBMG Common Stock, with cash being paid in lieu of fractional shares.

     At the RBMG Special Meeting, the RBMG Stockholders will also be asked to consider and vote upon a proposal to approve and adopt (i) the Agreement of Merger (the "WSI Merger Agreement" and, together with the RBC Merger Agreement, the "Merger Agreements"), dated as of April 18, 1997, among RBMG, Carolina Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of RBMG ("Carolina Merger Sub"), Walsh Holding Co., Inc., a Delaware corporation ("WSI"), and Robert C. Walsh, the principal stockholder of WSI (the "Principal Stockholder"), pursuant to which Carolina Merger Sub would be merged with and into WSI (the "WSI Merger" and, together with the RBC Merger, the "Mergers"),
(ii) the WSI Merger and (iii) the issuance of shares of RBMG Common Stock in connection therewith (the "WSI Stock Issuance"). WSI would be the surviving corporation in the WSI Merger and would become a wholly owned subsidiary of RBMG. If the WSI Merger is consummated, each outstanding share of class A common stock, par value $.01 per share ("WSI Class A Common Stock"), and class B common stock, par value $.01 per share, of WSI ("WSI Class B Common Stock", and together with the WSI Class A Common Stock, "WSI Common Stock") will be converted into (i) the right to receive 175,164.30 shares (the "WSI Exchange Ratio") of RBMG Common Stock and (ii) the right to receive on a deferred basis 19,462.70 additional shares (the "WSI Escrow Stock Ratio" and, together with the WSI Exchange Ratio, the "WSI Exchange Ratios") of RBMG Common Stock, with cash being paid in lieu of fractional shares. If the RBC Merger is approved and occurs prior to the effective time of the WSI Merger (the "WSI Effective Time"), the WSI Exchange Ratio will be 192,460.50 and the WSI Escrow Stock Ratio will be 21,384.50.

     At the RBMG Special Meeting and in connection with the RBC Merger, the RBMG Stockholders will also be asked to consider and vote upon a proposal to approve and adopt an amendment to RBMG's Restated Certificate of Incorporation (the "RBC Amendment"), pursuant to which the number of shares of RBMG Common Stock that RBMG would be authorized to issue would be increased from 25,000,000 shares to 50,000,000 shares. The approval and adoption of the RBC Amendment is contingent upon the approval and adoption of the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, and the approval and adoption of the RBC Merger, the RBC Merger Agreement and the RBC Stock Issuance is contingent upon the approval and adoption of the RBC Amendment.
                                                        (continued on next page)

 SEE "RISK FACTORS" ON PAGE 28 FOR A DISCUSSION OF CERTAIN INFORMATION RELEVANT
                                TO OWNERSHIP OF
                 RBMG COMMON STOCK AND THE RESPECTIVE MERGERS.
                             ---------------------
   THE SHARES OF RBMG COMMON STOCK TO BE ISSUED IN THE RBC MERGER AND THE WSI MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
    COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS             , 1997, AND IT
IS FIRST BEING MAILED OR OTHERWISE DELIVERED TO RBMG STOCKHOLDERS, RBC
STOCKHOLDERS AND WSI STOCKHOLDERS ON OR ABOUT             , 1997.

(continued from preceding page)

     At the RBMG Special Meeting and in connection with the WSI Merger, the RBMG Stockholders will also be asked to consider and vote upon a proposal to approve and adopt an amendment to RBMG's Restated Certificate of Incorporation (the "WSI Amendment" and, together with the RBC Amendment, "the Amendments"), pursuant to which (i) the number of authorized shares of RBMG Common Stock would be increased from 50,000,000 shares (25,000,000 shares if the RBC Amendment has not become effective) to 100,000,000 shares, (ii) 12,000,000 shares of Class B common stock, par value $.01 per share ("RBMG Class B Common Stock"), would be authorized, and (iii) the name of RBMG would be changed to "BCA Financial Corp." The approval and adoption of the WSI Amendment is contingent upon the approval and adoption of the WSI Merger, the WSI Merger Agreement and the WSI Stock Issuance, and the approval and adoption of the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance is contingent upon the approval and adoption of the WSI Amendment.

     THE APPROVAL AND ADOPTION OF EACH OF THE RBC MERGER AND THE WSI MERGER (AND THE RESPECTIVE MATTERS RELATING THERETO) ARE NOT CONTINGENT UPON THE APPROVAL AND ADOPTION OF THE OTHER. RBMG STOCKHOLDERS MAY VOTE DIFFERENTLY ON THE PROPOSALS RELATING TO THE RBC MERGER AND THOSE RELATING TO THE WSI MERGER.

RBC SPECIAL MEETING

     This Joint Proxy Statement/Prospectus is also being furnished to holders of RBC Voting Common Stock and RBC Non-Voting Common Stock ("RBC Stockholders") in connection with the solicitation of proxies by the Board of Directors of RBC (the "RBC Board") for use at a special meeting of RBC Stockholders to be held on
            , 1997 and at any adjournment or postponement thereof (the "RBC Special Meeting"). At the RBC Special Meeting, the RBC Stockholders will be asked to consider and vote upon a proposal to approve and adopt the RBC Merger Agreement and the RBC Merger.

WSI SPECIAL MEETING

     This Joint Proxy Statement/Prospectus is also being furnished to holders of WSI Class A Common Stock (the "WSI Stockholders") in connection with the solicitation of proxies by the Board of Directors of WSI (the "WSI Board") for
use at a special meeting of WSI Stockholders to be held on           ,
            , 1997 and at any adjournment or postponement thereof (the "WSI Special Meeting"). At the WSI Special Meeting, the WSI Stockholders will be asked to consider and vote upon a proposal to approve and adopt the WSI Merger Agreement and the WSI Merger. Certain stockholders, including WSI's executive officers, who own in the aggregate approximately 93% of the outstanding WSI Class A Common Stock, have entered into an Irrevocable Proxy Agreement (the "Proxy Agreement") with RBMG pursuant to which they have granted to RBMG an irrevocable proxy to vote the shares of WSI Class A Common Stock held by them at the WSI Special Meeting. If RBMG elects to exercise this proxy, it must vote such shares in favor of the proposal to approve and adopt the WSI Merger Agreement and the WSI Merger. RBMG has indicated that it intends to exercise the proxy and vote such shares in favor of such proposal. See "The WSI
Merger -- Certain Agreements In Connection With the WSI Merger -- Irrevocable Proxy Agreement."

     RBMG has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of RBMG Common Stock to be issued in connection with each of the Mergers. This Joint Proxy Statement/Prospectus also constitutes the prospectus of RBMG filed as part of the Registration Statement relating to the issuance of shares of RBMG Common Stock to RBC Stockholders and WSI Stockholders pursuant to the terms of the respective Merger Agreements.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE OFFER OF RBMG COMMON STOCK TO BE ISSUED IN CONNECTION WITH EACH OF THE MERGERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY RBMG, RBC, WSI OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE RBMG COMMON STOCK IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SUCH RBMG COMMON STOCK SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in the Summary and under the captions "Risk Factors," "The RBC Merger," "The WSI Merger," and elsewhere in this Joint Proxy Statement/Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of RBMG, RBC and WSI or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; adverse changes in the industry; competition with other companies; government actions and initiatives; and other changes and factors referenced in this Joint Proxy Statement/Prospectus. See "Risk Factors."

                             AVAILABLE INFORMATION

     RBMG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by RBMG can be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

     RBMG has filed with the Commission the Registration Statement under the Securities Act. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information relating to RBMG and the shares of RBMG Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by RBMG are incorporated by reference into this Joint Proxy Statement/Prospectus:

          (i) RBMG's Annual Report on Form 10-K for the year ended December 31, 1996, filed on March 28, 1997, as amended by the Form 10-K/A filed on April 30, 1997;

          (ii) RBMG's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 15, 1997;

          (iii) RBMG's Report on Form 8-K filed on April 21, 1997; and

          (iv) The description of the RBMG Common Stock contained in RBMG's Registration Statement on Form 8-A filed on May 18, 1993.

     In addition, all documents filed by RBMG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the later of the date of the RBMG Special Meeting, the RBC Special Meeting or the WSI Special Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Joint Proxy Statement/Prospectus except as so modified or superseded.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RESOURCE BANCSHARES MORTGAGE GROUP, INC., INVESTOR RELATIONS, 7909 PARKLANE ROAD, COLUMBIA, SOUTH CAROLINA 29223, (803) 741-3000. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE
MADE BY             , 1997.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   iii
AVAILABLE INFORMATION.......................................   iii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   iii
SUMMARY.....................................................     1
  The Parties...............................................     1
  General Information.......................................     2
  The RBMG Special Meeting..................................     3
  The RBC Special Meeting...................................     4
  The WSI Special Meeting...................................     5
  The RBC Merger............................................     7
  The WSI Merger............................................    12
  The Charter Amendments....................................    19
  The RBMG Rights Plan......................................    20
  Markets and Market Prices.................................    21
  Equivalent and Pro Forma Per Common Share Data............    22
  Selected Historical Financial Data........................    24
RISK FACTORS................................................    28
  Risks Associated with the Mergers.........................    28
  Risks Relating Generally Both to Business of RBMG and to
     Business of WSI........................................    29
  Risks Relating to Business of RBMG........................    31
  Risks Relating to Business of WSI.........................    36
  Risks Relating to Business of RBC.........................    39
GENERAL INFORMATION.........................................    42
THE RBMG SPECIAL MEETING....................................    42
  Time, Date, Place and Purpose.............................    42
  Record Date and Shares Entitled to Vote...................    42
  Vote Required; Security Ownership of Management...........    42
  Solicitation and Revocation of Proxies....................    43
THE RBC SPECIAL MEETING.....................................    44
  Time, Date, Place and Purpose.............................    44
  Record Date and Shares Entitled to Vote...................    44
  Vote Required; Security Ownership of Management...........    44
  Solicitation and Revocation of Proxies....................    44
THE WSI SPECIAL MEETING.....................................    45
  Time, Date, Place and Purpose.............................    45
  Record Date and Shares Entitled to Vote...................    45
  Vote Required; Security Ownership of Management...........    45
  Solicitation and Revocation of Proxies....................    46
THE RBC MERGER..............................................    46
  Background of the RBC Merger..............................    46
  Terms of the RBC Merger Agreement.........................    49
  Effective Time of the RBC Merger and Exchange of Shares...    51
  Opinion of RBC's Financial Advisor........................    52
  Recommendation of the RBC Board...........................    55
  Opinion of RBMG's Financial Advisor.......................    55
  Recommendation of the RBMG Board..........................    59
  Reasons for the RBC Merger................................    60
  Regulatory Approvals Required.............................    61
  Interests of Certain Persons in the RBC Merger............    61

  Accounting Treatment....................................................................................         62
  Certain Federal Income Tax Consequences.................................................................         62
  Resale of RBMG Common Stock.............................................................................         63
  Comparison of Rights of Holders of RBMG Common Stock and RBC Common Stock...............................         63
  Dissenters' Rights......................................................................................         72
THE WSI MERGER............................................................................................         74
  Background of the WSI Merger............................................................................         74
  Terms of the WSI Merger Agreement.......................................................................         76
  Effective Time of the WSI Merger and Exchange of Shares.................................................         80
  Recommendation of WSI Board.............................................................................         80
  Opinion of RBMG's Financial Advisor.....................................................................         81
  Recommendation of the RBMG Board........................................................................         84
  Reasons for the WSI Merger..............................................................................         84
  Certain Agreements in Connection with the WSI Merger....................................................         86
  Regulatory Approvals Required...........................................................................         93
  Interests of Certain Persons in the WSI Merger..........................................................         93
  Accounting Treatment....................................................................................         94
  Certain Federal Income Tax Consequences.................................................................         95
  Resale of RBMG Common Stock.............................................................................         96
  Comparison of Rights of Holders of RBMG Common Stock and WSI Common Stock...............................         97
  Appraisal Rights........................................................................................        101
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...............................................        104
BUSINESS OF RBMG..........................................................................................        117
BUSINESS OF RBC...........................................................................................        117
  General.................................................................................................        117
  Small Ticket Equipment Leasing Business.................................................................        117
  Commercial Mortgage Banking Business....................................................................        118
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RBC..............        120
  Background..............................................................................................        120
  Small Ticket Equipment Leasing..........................................................................        120
  Commercial Mortgage Banking.............................................................................        121
  Investment in RBMG......................................................................................        121
  Credit Card Operations..................................................................................        122
  Results of Operations -- Three Months Ended March 31, 1997, Compared to Three Months Ended March 31,
     1996.................................................................................................        122
  Results of Operations -- Year Ended December 31, 1996, Compared to Year Ended December 31, 1995.........        124
  Results of Operations -- Year Ended December 31, 1995, Compared to Year Ended December 31, 1994.........        126
  Liquidity and Capital Resources.........................................................................        128
RBC COMMON STOCK OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS.......................................        129
  Principal Stockholders..................................................................................        129
  Stock Ownership of RBC's Directors and Executive Officers...............................................        131
BUSINESS OF WSI...........................................................................................        133
  Loan Originations and Purchases.........................................................................        133
  Loan Underwriting.......................................................................................        135
  Loan Production by Borrower Risk Classification.........................................................        136
  Financing and Sale of Loans.............................................................................        136
  Loan Servicing and Collections..........................................................................        137

  Marketing...............................................................................................        138
  Walsh Property, Inc.....................................................................................        138
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WSI..............        139
  General.................................................................................................        139
  Results of Operations...................................................................................        140
  Liquidity and Capital Resources.........................................................................        142
WSI COMMON STOCK OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS.......................................        145
DIRECTORS AND EXECUTIVE OFFICERS..........................................................................        146
  Executive Compensation..................................................................................        147
  Employment Agreements...................................................................................        147
THE CHARTER AMENDMENTS....................................................................................        147
  General.................................................................................................        147
  RBC Amendment...........................................................................................        148
  WSI Amendment...........................................................................................        148
  Recommendations of the RBMG Board.......................................................................        149
EXPERTS...................................................................................................        149
LEGAL MATTERS.............................................................................................        150
STOCKHOLDER PROPOSALS.....................................................................................        150
INDEX TO FINANCIAL STATEMENTS.............................................................................        F-1
ANNEX A: RBC MERGER AGREEMENT.............................................................................        A-1
ANNEX B: WSI MERGER AGREEMENT.............................................................................        B-1
ANNEX C: AMENDMENT TO RBMG RESTATED CERTIFICATE OF INCORPORATION RELATING TO THE RBC MERGER...............        C-1
ANNEX D: AMENDMENT TO RBMG RESTATED CERTIFICATE OF INCORPORATION RELATING TO THE WSI MERGER...............        D-1
ANNEX E: CHAPTER 13 OF THE SOUTH CAROLINA BUSINESS CORPORATION ACT........................................        E-1
ANNEX F: SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW..............................................        F-1
ANNEX G: OPINION OF PRUDENTIAL SECURITIES INCORPORATED AS TO THE RBC MERGER...............................        G-1
ANNEX H: OPINION OF PRUDENTIAL SECURITIES INCORPORATED AS TO THE WSI MERGER...............................        H-1
ANNEX I: OPINION OF MONTGOMERY SECURITIES.................................................................        I-1

                                    SUMMARY

     The following is a summary of certain information contained, or incorporated by reference, elsewhere in this Joint Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements appearing elsewhere, or incorporated by reference, in this Joint Proxy Statement/Prospectus. Each stockholder is urged to read this Joint Proxy Statement/Prospectus and the Annexes hereto in their entirety and with care.

                                  THE PARTIES

RBMG

     RBMG is a full-service residential mortgage company that originates and purchases conforming loans through a network of approximately 897 correspondent lenders, 2,423 wholesale brokers and six retail offices. RBMG generally pools the mortgages it originates or purchases, creating mortgage-backed securities, and sells these securities to financial institutions throughout the United States. RBMG retains in its portfolio or sells to other approved servicers, generally the largest servicers in the country, the mortgage servicing rights associated with the loans it originates or purchases. RBMG originates and services loans made to borrowers located in 48 states and the District of Columbia. See "Business of RBMG."

     For the year ended December 31, 1996, RBMG purchased or originated approximately $10.0 billion of agency-eligible mortgage loans to rank as the eleventh-largest residential mortgage originator in the country. Also during 1996, RBMG sold servicing rights associated with substantially all of its loan production (approximately $9.5 billion of underlying unpaid mortgage loan principal balances were sold), positioning itself among the largest national suppliers of mortgage servicing rights within the still-consolidating mortgage servicing industry. At December 31, 1996, RBMG was ranked as the 51st largest servicer of mortgage loans based upon its servicing portfolio of approximately $6.7 billion.

     RBMG continues to emphasize correspondent and, to a lesser degree, wholesale mortgage banking as its primary business focus, which enables it to enter and exit geographic markets without incurring significant startup costs or additional fixed expenses, thereby facilitating maintenance of one of the industry's lowest-cost operating structures. Approximately 93% of RBMG's 1996 loan production was purchased through its correspondent and wholesale channels, and RBMG was ranked as the sixth-largest correspondent/broker originator for 1996.

     RBMG is incorporated under the laws of the State of Delaware. RBMG Common Stock is traded on the Nasdaq National Market under the symbol "REMI." Unless the context otherwise requires, references to RBMG include RBMG and its subsidiaries. RBMG's corporate offices are located at 7909 Parklane Road, Columbia, South Carolina 29223, and its telephone number is (803) 741-3000.

RBC

     RBC, a financial services company, originates and purchases, sells and services small ticket equipment leases and originates for investors and services commercial mortgage loans. In addition, RBC invests in financial services companies and owns approximately 36.5% of the outstanding RBMG Common Stock and 11% of Intek Information, Inc. ("Intek"), a teleservicing company. See "Business of RBC."

     RBC, through its Republic Leasing Company division, ("Republic Leasing"), originated and purchased $63 million of small ticket equipment leases during 1996 through a network of approximately 285 brokers. During 1996, Republic Leasing sold approximately $70 million and was servicing approximately $130 million of such leases at December 31, 1996.

     During 1996, RBC, through Laureate Realty Services, Inc., a second-tier wholly owned subsidiary ("Laureate Realty"), originated approximately $509 million of commercial mortgage loans. Based on its June 30, 1996 servicing portfolio of $2.2 billion, Laureate Realty was ranked as the 20th largest commercial mortgage loan servicer. At December 31, 1996, Laureate Realty was servicing approximately $2.3 billion of commercial mortgage loans. At March 31, 1997, Laureate Realty was servicing approximately $2.4 billion of commercial mortgage loans.

     RBC is incorporated under the laws of the State of South Carolina. There is no trading market for the shares of RBC Common Stock. Unless the context otherwise requires, references to RBC include RBC and its subsidiaries. RBC's corporate offices are located at 1901 Main Street, Suite 650, Columbia, South Carolina 29201, and its telephone number is (803) 799-2256.

WSI

     WSI is a specialty finance mortgage company which, for the year ended December 31, 1996, purchased or originated approximately $660 million of non-conforming, or sub-prime, mortgage loans to rank as the twenty-third largest sub-prime originator in the nation. WSI also sells and securitizes all originated and purchased loans and the servicing rights associated with such loans, substantially all of which are secured by first mortgage liens on one-to-four family residences. WSI generally focuses on lending to individuals who have impaired or limited credit histories or unverifiable income to finance the purchase of a home, to consolidate debt, to finance home improvements and to pay for education. At March 31, 1997, WSI was operating through 10 branches located in nine states throughout the country. See "Business of WSI."

     WSI focuses exclusively on the origination and purchase of non-conforming loans through a network of approximately 1,600 correspondent lenders (i.e., mortgage bankers), substantially all of whom primarily originate conforming agency-eligible mortgage loans. This enables WSI to acquire its non-conforming loans at low purchase premiums from customers who are not strategically focused on originating non-conforming products, while facilitating maintenance of a limited branch network and one of the industry's lowest-cost operating structures. Approximately 93% of 1996 loan production was purchased through the correspondent network.

     WSI is incorporated under the laws of the State of Delaware. There is no trading market for the shares of WSI Common Stock. Unless the context otherwise requires, references to WSI include WSI and its subsidiaries. WSI's corporate offices are located at 4 Campus Drive, Parsippany, New Jersey 07054, and its telephone number is (201) 538-9300.

                              GENERAL INFORMATION

     This Joint Proxy Statement/Prospectus is being furnished to (i) the RBMG Stockholders in connection with the solicitation of proxies by the RBMG Board for approval and adoption of (A) the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, (B) the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance, (C) the RBC Amendment and (D) the WSI Amendment; (ii) the RBC Stockholders in connection with the solicitation of proxies by the RBC Board for approval and adoption of the RBC Merger Agreement and the RBC Merger; and (iii) the WSI Stockholders in connection with the solicitation of proxies by the WSI Board for approval and adoption of the WSI Merger Agreement and the WSI Merger.

     If the RBC Merger is consummated, each outstanding share of RBC Voting Common Stock and RBC Non-Voting Common Stock (other than treasury shares, shares of RBC Common Stock held by RBC Stockholders who perfect their dissenters' rights under South Carolina law and shares of RBC Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) will be converted into the right to receive such number of shares of RBMG Common Stock equal to the RBC Exchange Ratio, with cash being paid in lieu of any fractional shares. Pursuant to the Articles of Incorporation of RBC (the "RBC Articles"), immediately prior to the effective time of the RBC Merger (the "RBC Effective Time"), each outstanding share of RBC Non-Voting Common Stock will automatically convert into one share of RBC Voting Common Stock.

     If the WSI Merger is consummated, each outstanding share of WSI Class A Common Stock and WSI Class B Common Stock (other than treasury shares, shares of WSI Common Stock held by WSI Stockholders who perfect their appraisal rights under Delaware law and shares of WSI Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) will be converted into (i) the right to receive such number of shares of RBMG Common Stock equal to the WSI Exchange Ratio and (ii) the right to receive on a deferred basis such number of shares of RBMG Common Stock equal to the WSI Escrow Stock Ratio, with cash being paid in lieu of any fractional shares.

     This Joint Proxy Statement/Prospectus also constitutes the Prospectus of RBMG with respect to the shares of RBMG Common Stock to be issued in each of the Mergers. Information in this Joint Proxy Statement/Prospectus with respect to RBMG has been supplied by RBMG. The information with respect to RBC and WSI has been supplied by RBC and WSI, respectively.

                            THE RBMG SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The RBMG Special Meeting will be held on             ,             , 1997,
at        , local time, at the offices of King & Spalding, 191 Peachtree Street,
Atlanta, Georgia 30303. At the RBMG Special Meeting, RBMG Stockholders will be asked to consider and vote upon proposals to approve and adopt (i) the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, (ii) the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance, (iii) the RBC Amendment and (iv) the WSI Amendment. Copies of the RBC Merger Agreement, the WSI Merger Agreement, the RBC Amendment and the WSI Amendment are attached hereto as Annex A, Annex B, Annex C and Annex D, respectively, and are incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of RBMG Common Stock at the close of
business on                (the "RBMG Record Date") are entitled to notice of
and to vote at the RBMG Special Meeting and any adjournment or postponement
thereof. As of such date, there were           shares of RBMG Common Stock
issued and outstanding held by approximately      holders of record. Holders of
record of RBMG Common Stock on the RBMG Record Date for the RBMG Special Meeting are entitled to one vote per share on any matter that may properly come before the RBMG Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of RBMG Common Stock issued and outstanding as of the RBMG Record Date and entitled to vote at the RBMG Special Meeting is necessary to constitute a quorum at the RBMG Special Meeting. The affirmative vote of the holders of a majority of the shares of RBMG Common Stock issued and outstanding as of the RBMG Record Date, voting in person or by proxy, is necessary to approve and adopt each of the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments. Accordingly, a failure to vote or an abstention will have the same effect as a negative vote. As of the RBMG Record Date, the executive officers and directors of RBMG and their affiliates
beneficially owned an aggregate of        shares of RBMG Common Stock, or
approximately      % of the shares of RBMG Common Stock then outstanding. Each of the executive officers and directors of RBMG has advised RBMG that he intends to vote his shares of RBMG Common Stock in favor of each of the proposals to approve and adopt the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments. RBC owns approximately 36.5% of the outstanding RBMG Common Stock. The RBC Board has not yet authorized the voting (either for, against or abstention) of the shares of RBMG Common Stock owned by RBC in connection with the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments.

     THE APPROVAL AND ADOPTION OF EACH OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT IS CONTINGENT UPON THE APPROVAL AND ADOPTION OF ALL OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT. UNLESS EACH OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT IS APPROVED AND ADOPTED BY THE RBMG STOCKHOLDERS AT THE RBMG SPECIAL MEETING, NONE OF THEM WILL BE EFFECTED BY RBMG.

     THE APPROVAL AND ADOPTION OF EACH OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT IS CONTINGENT UPON THE APPROVAL AND ADOPTION OF ALL OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT. UNLESS EACH OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT IS APPROVED AND ADOPTED BY THE RBMG STOCKHOLDERS AT THE RBMG SPECIAL MEETING, NONE OF THEM WILL BE EFFECTED BY RBMG.

     THE APPROVAL AND ADOPTION OF EACH OF THE RBC MERGER AND THE WSI MERGER (AND THE RESPECTIVE MATTERS RELATING THERETO) ARE NOT CONTINGENT UPON THE APPROVAL AND ADOPTION OF THE OTHER. RBMG STOCKHOLDERS MAY VOTE DIFFERENTLY ON THE PROPOSALS RELATING TO THE RBC MERGER AND THOSE RELATING TO THE WSI MERGER.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the RBMG Special Meeting is enclosed with the copies of this Joint Proxy Statement/ Prospectus being sent to RBMG Stockholders. All shares of RBMG Common Stock held of record as of the RBMG Record Date represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR each of the proposals to approve and adopt the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments and, in the discretion of the proxy holder, as to any other matter which may properly come before the RBMG Special Meeting.

     The RBMG Board is not aware of any other matters which may be presented for action at the RBMG Special Meeting, but if other matters do come properly before the RBMG Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the RBMG Secretary or by submitting a proxy having a later date or by such person appearing at the RBMG Special Meeting and electing to vote in person.

                            THE RBC SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The RBC Special Meeting will be held on               ,             , 1997
at        , local time, at the offices of King & Spalding, 191 Peachtree Street,
Atlanta, Georgia 30303. At the RBC Special Meeting, holders of RBC Common Stock will be asked to consider and vote upon a proposal to approve and adopt the RBC Merger Agreement and the RBC Merger. A copy of the RBC Merger Agreement is attached hereto as Annex A and is incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of RBC Voting Common Stock and RBC
Non-Voting Common Stock at the close of business on               (the "RBC
Record Date") are entitled to notice of and to vote at the RBC Special Meeting. As of such date, there were 7,121,245 shares of RBC Voting Common Stock issued and outstanding held by approximately 182 holders of record and 1,577,788 shares of RBC Non-Voting Common Stock issued and outstanding and held by six holders of record. Holders of record of RBC Voting Common Stock on the RBC Record Date for the RBC Special Meeting are entitled to one vote per share on any matter that may properly come before the RBC Special Meeting. Holders of record of RBC Non-Voting Common Stock on the RBC Record Date for the RBC Special Meeting are entitled to one vote per share only with respect to the approval and adoption of the RBC Merger Agreement and the RBC Merger.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of (i) a majority of the shares of RBC Voting Common Stock issued and outstanding as of the RBC Record Date and entitled to vote at the RBC Special Meeting and (ii) a majority of the shares of RBC Non-Voting Common Stock issued and outstanding as of the RBC Record Date and entitled to vote at the RBC Special Meeting is necessary to constitute a quorum at the RBC Special Meeting. The affirmative vote of the holders of (i) a majority of the shares of RBC Voting Common Stock entitled to vote at the RBC Special Meeting, voting separately, and (ii) a majority of the shares of RBC Non-Voting Common Stock entitled to vote at the RBC Special Meeting, voting separately, is necessary to approve and adopt the RBC Merger Agreement and the RBC Merger. Accordingly, a failure to vote or an abstention will have the same effect as a negative vote. As of the RBC Record Date, the executive officers and directors of RBC and their affiliates beneficially owned
an aggregate of        shares of RBC Voting Common Stock, or approximately
     % of the shares of RBC Voting Common Stock then outstanding, and
shares of RBC Non-Voting Common Stock, or approximately      % of the shares of
RBC Non-Voting Common Stock then outstanding. Each of the executive officers and directors of RBC has advised RBC that he intends to vote his shares of RBC Common Stock to approve and adopt the RBC Merger Agreement and the RBC Merger.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the RBC Special Meeting is enclosed with the copies of this Joint Proxy Statement/ Prospectus being sent to RBC Stockholders. All shares of RBC Common Stock held of record as of the RBC Record Date, represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR the proposal to approve and adopt the RBC Merger Agreement and the RBC Merger and, with respect to shares of RBC Voting Common Stock, in the discretion of the proxy holder, as to any other matter which may properly come before the RBC Special Meeting.

     The RBC Board is not aware of any other matters which may be presented for action at the RBC Special Meeting, but if other matters do come properly before the RBC Special Meeting it is intended that shares of RBC Voting Common Stock represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the RBC Secretary or by submitting a proxy having a later date or by such person appearing at the RBC Special Meeting and electing to vote in person.

                            THE WSI SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The WSI Special Meeting will be held on               ,             , 1997
at        , local time, at the offices of WSI located at 4 Campus Drive,
Parsippany, New Jersey 07054. At the WSI Special Meeting, holders of WSI Class A Common Stock will be asked to consider and vote upon a proposal to approve and adopt the WSI Merger Agreement and the WSI Merger. A copy of the WSI Merger Agreement is attached hereto as Annex B and is incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of WSI Class A Common Stock at the close
of business on           , 1997 (the "WSI Record Date") are entitled to notice
of and to vote at the WSI Special Meeting. As of such date, there were 75 shares of WSI Class A Common Stock issued and outstanding held by 19 holders of record, and no shares of WSI Class B Common Stock outstanding. Holders of record of WSI Class A Common Stock on the WSI Record Date for the WSI Special Meeting are entitled to one vote per share on any matter that may properly come before the WSI Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of WSI Class A Common Stock issued and outstanding as of the WSI Record Date and entitled to vote at the WSI Special Meeting is necessary to constitute a quorum at the WSI Special Meeting. The affirmative vote of the holders of a majority of the shares of WSI Class A Common Stock entitled to vote at the WSI Special Meeting is necessary to approve and adopt the WSI Merger Agreement and the WSI Merger. Accordingly, a failure to vote or an abstention will have the same effect as a negative vote. As of the WSI Record Date, the executive officers and directors of WSI and their affiliates beneficially owned an aggregate of 70.06 shares of WSI Class A Common Stock, or approximately 93% of the shares of WSI Class A Common Stock then outstanding. Certain stockholders, including WSI's executive officers, who as of the WSI Record Date owned in the aggregate approximately 93% of the outstanding WSI Class A Common Stock, have entered into the Proxy Agreement with RBMG pursuant to which they have granted to RBMG an irrevocable proxy to vote the shares of WSI Class A Common Stock held by them at the WSI Special Meeting. If RBMG elects to exercise this proxy, it must vote such shares in favor of the proposal to approve and adopt the WSI Merger Agreement and the WSI Merger. RBMG has indicated that it intends to exercise the proxy and vote such shares in favor of such proposal. See "The WSI Merger -- Certain Agreements in Connection with the WSI Merger -- Irrevocable Proxy Agreement."

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the WSI Special Meeting is enclosed with the copies of this Joint Proxy Statement/ Prospectus being sent to WSI Stockholders. All shares of WSI Class A Common Stock held of record as of the WSI Record Date, represented by properly executed proxies, will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such shares will be voted FOR the proposal to approve and adopt the WSI Merger Agreement and the WSI Merger and, in the discretion of the proxy holder, as to any other matter which may properly come before the WSI Special Meeting.

     The WSI Board is not aware of any other matters which may be presented for action at the WSI Special Meeting, but if other matters do come properly before the WSI Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the WSI Secretary or by submitting a proxy having a later date or by such person appearing at the WSI Special Meeting and electing to vote in person.

                                 THE RBC MERGER

BACKGROUND OF THE RBC MERGER

     Between 1989 and 1993, RBC operated a residential mortgage banking business as a division of a bank subsidiary. On June 3, 1993, RBC transferred the assets and liabilities of its residential mortgage banking business to RBMG, a new wholly owned subsidiary of RBC, and RBMG simultaneously sold 58% of its common stock in an initial public offering. Accordingly, immediately thereafter RBC owned 42% of the outstanding RBMG Common Stock. In conjunction with its ongoing strategic planning and commencing in 1994, RBC had been considering various alternatives to provide liquidity for its stockholders. Since September 1995, RBMG had been examining a range of strategic options to diversify its lines of business. During 1995 and 1996, management of RBMG and RBC periodically met to discuss various strategic alternatives, some of which contemplated various combinations of RBMG's and RBC's distinct business activities. On January 23 and January 25, 1997, management of RBMG and RBC met to discuss the possibility of a business combination between RBMG and RBC. Following those meetings, the RBMG Board appointed a Special Committee of the RBMG Board (the "RBMG Special Committee") to consider and evaluate the proposed acquisition of RBC and the proposed business combination with WSI. On January 29, 1997, the parties were authorized to commence due diligence investigations of the proposed transaction with RBC. On February 10, 1997, RBC selected Montgomery Securities to act as its financial advisor. On February 13, 1997, the RBMG Special Committee approved the engagement of Prudential Securities Incorporated ("Prudential Securities") to serve as its financial advisor to assist in evaluating each of the proposed transactions on its respective merits. Over the next two months, discussions ensued regarding the terms of a possible merger between RBMG and RBC. A definitive merger agreement was executed on April 18, 1997.

TERMS OF THE RBC MERGER AGREEMENT

     General. The RBC Merger Agreement provides that, following approval of the RBC Merger Agreement by the stockholders of RBC and RBMG and the satisfaction or waiver of the other conditions to the RBC Merger, RBC Merger Sub will be merged with and into RBC at the RBC Effective Time in accordance with the South Carolina Business Corporation Act (the "SCBCA"). RBC will be the surviving corporation in the RBC Merger. As a result of the RBC Merger, the separate corporate existence of RBC Merger Sub will cease, and RBC will become a wholly owned subsidiary of RBMG.

     Conversion of Shares. The RBC Merger Agreement provides that each share of RBC Voting Common Stock and RBC Non-Voting Common Stock issued and outstanding immediately before the RBC Effective Time (other than treasury shares, shares of RBC Common Stock held by RBC Stockholders who perfect their dissenters' rights under South Carolina law and shares of RBC Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) and all rights in respect thereof shall, at the RBC Effective Time, be converted into and become exchangeable for 1.08026 shares (the "RBC Exchange Ratio") of RBMG Common Stock, with cash being paid in lieu of fractional shares. The RBC Exchange Ratio is subject to adjustment in the event of certain changes in the number of outstanding shares of RBC Voting Common Stock and RBC Non-Voting Common Stock or RBMG Common Stock. See "The RBC
Merger -- Terms of the RBC Merger Agreement -- Conversion of Shares."

     Directors and Officers of RBC following the RBC Merger. The officers of RBC immediately prior to the RBC Effective Time will continue to serve in their respective offices after the RBC Effective Time. The directors of RBC Merger Sub immediately prior to the RBC Effective Time will become the directors of RBC as of the RBC Effective Time. The directors of RBC Merger Sub are Edward J. Sebastian and David W. Johnson, Jr.

     Indemnification Obligations. RBMG has agreed in the RBC Merger Agreement to indemnify certain officers and directors of RBC and RBMG for a period of six years against liabilities arising prior to the RBC Effective Time or arising out of the RBC Merger. See "The RBC Merger -- Terms of the RBC Merger
Agreement -- Indemnification Obligations."

     No Solicitation. The RBC Merger Agreement provides that RBC may not solicit or facilitate mergers, sales of significant assets, tender offers or similar transactions with other persons prior to the RBC Effective Time. See "The RBC Merger -- Terms of the RBC Merger Agreement -- No Solicitation."

     Conditions to RBC Merger. In addition to certain customary conditions, consummation of the RBC Merger is subject to the satisfaction of, or, if permitted by applicable law, the waiver of, among others, the following conditions: (i) the effectiveness of the Registration Statement; (ii) the approval of the RBC Merger Agreement, the RBC Merger and the RBC Amendment by the RBMG Stockholders and approval of the RBC Merger Agreement and the RBC Merger by the RBC Stockholders; (iii) receipt of certain regulatory approvals; and (iv) receipt of an opinion of McNair Law Firm, P.A or King & Spalding to the effect that the RBC Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and that the RBC Stockholders will recognize no gain or loss upon the receipt of shares of RBMG Common Stock in exchange for shares of RBC Voting Common Stock or RBC Non-Voting Common Stock in the RBC Merger. See "The RBC Merger -- Terms of the RBC Merger Agreement -- Conditions to RBC Merger."

     Amendment. The RBC Merger Agreement may be amended at any time prior to the RBC Effective Time by written agreement of the parties, except that, without securing any stockholder approval required by Delaware or South Carolina law, no amendment may be made that would (i) reduce the amount or change the type of consideration to be received by the RBC Stockholders, (ii) materially and adversely affect RBC or RBMG or the RBC Stockholders or the RBMG Stockholders, or (iii) change any term of the RBC Articles or the Restated Certificate of Incorporation of RBMG (the "RBMG Certificate") except as contemplated by the RBC Merger Agreement.

     Termination. The RBC Merger Agreement may be terminated and the RBC Merger abandoned at any time prior to the RBC Effective Time (i) by mutual written consent of the RBC Board and the RBMG Board, (ii) by RBC or RBMG if the RBC Effective Time shall not have occurred on or before November 1, 1997 (or, in certain circumstances, December 1, 1997), (iii) by RBC or RBMG in the event of government action prohibiting the RBC Merger; or (iv) by RBC or RBMG, if the RBC Merger Agreement and the RBC Merger shall fail to be approved by the RBC Stockholders or the RBMG Stockholders. See "The RBC Merger -- Terms of the RBC Merger Agreement -- Termination."

     Fees and Expenses. All expenses incurred in connection with the RBC Merger, including financial advisory fees, independent accountants fees and legal fees, will be paid by the party incurring such expenses, whether or not the RBC Merger is consummated, except that all expenses relating to filing fees pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), printing, filing and mailing the Registration Statement and the Joint Proxy Statement/Prospectus and all Commission and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement/Prospectus will be borne equally by RBC and RBMG. See "The RBC
Merger -- Terms of the RBC Merger Agreement -- Fees and Expenses."

EFFECTIVE TIME OF THE RBC MERGER AND EXCHANGE OF SHARES

     Effective Time of the RBC Merger. The RBC Merger will become effective by filing articles of merger with the Secretary of State of the State of South Carolina in such form as required by, and executed in accordance with, the relevant provisions of the SCBCA. The RBC Merger Agreement provides that the parties thereto will cause such articles of merger to be filed after each of the conditions to consummation of the RBC Merger has been satisfied or, if permissible, waived. The RBC Merger cannot become effective until the RBMG Stockholders have approved and adopted the RBC Merger Agreement, the RBC Merger, the RBC Stock Issuance and the RBC Amendment and the RBC Stockholders have approved and adopted the RBC Merger Agreement and the RBC Merger, and all required regulatory approvals and actions have been obtained and taken. Thus, there can be no assurance as to whether or when the RBC Merger will become effective.

     Exchange of RBC Stock Certificates. Promptly following the RBC Effective Time, instructions and a letter of transmittal will be furnished to all RBC Stockholders for use in exchanging their stock certificates for certificates evidencing the shares of RBMG Common Stock they will be entitled to receive as a result of the RBC

Merger. RBC STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE INSTRUCTIONS AND THE LETTER OF TRANSMITTAL.

OPINION OF RBC'S FINANCIAL ADVISOR

     Montgomery Securities has delivered a written opinion, dated April 18, 1997, to the RBC Board that, as of the date of such opinion and based upon and subject to certain matters stated therein, the RBC Exchange Ratio is fair, from a financial point of view, to the RBC Stockholders. The full text of the written opinion of Montgomery Securities, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. See "The RBC Merger -- Opinion of RBC's Financial Advisor."

RECOMMENDATION OF RBC BOARD

     THE RBC BOARD HAS DETERMINED THAT THE RBC MERGER IS IN THE BEST INTERESTS OF RBC AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE RBC MERGER AGREEMENT AND RECOMMENDS THAT THE RBC STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE RBC MERGER AGREEMENT AND THE RBC MERGER.

OPINION OF RBMG'S FINANCIAL ADVISOR

     Prudential Securities has delivered a written opinion, dated April 18, 1997, to the RBMG Board that, as of the date of such opinion and based upon and subject to certain matters stated therein, the RBC Exchange Ratio was fair, from a financial point of view, to the RBMG Stockholders. The full text of the written opinion of Prudential Securities, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex G to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. See "The RBC Merger -- Opinion of RBMG's Financial Advisor."

RECOMMENDATION OF RBMG BOARD

     THE RBMG BOARD HAS DETERMINED THAT THE RBC MERGER IS IN THE BEST INTERESTS OF RBMG AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE RBC MERGER AGREEMENT AND RECOMMENDS THAT THE RBMG STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE RBC MERGER AGREEMENT, THE RBC MERGER AND THE RBC STOCK ISSUANCE.

REASONS FOR THE RBC MERGER

     RBC. In approving and adopting the RBC Merger Agreement and formulating its recommendation that the RBC Stockholders approve and adopt the RBC Merger Agreement and the RBC Merger, the RBC Board considered a number of factors, including, without limitation, the following:

          (i) the business, financial results and prospects of RBMG, assuming the proposed WSI Merger is not consummated, including, without limitation, its earnings history, balance sheet, access to the capital markets and the expected performance of RBMG Common Stock;

          (ii) the business, financial results and prospects of RBMG, assuming the proposed WSI Merger is consummated, including, without limitation, its earnings prospects, balance sheet, access to capital markets, and the expected performance of RBMG Common Stock;

          (iii) the business, financial results and prospects of RBC and its businesses including, without limitation, the importance of greater financial resources and enhanced operational and administrative support to expand and add value to the equipment leasing and commercial mortgage banking businesses;

          (iv) the terms and conditions of the RBC Merger Agreement, including the amount and form of consideration to be received by the RBC Stockholders and the nature of the parties' representations, warranties, covenants and agreements;

          (v) the opinion of Montgomery Securities as to the fairness, from a financial point of view, of the RBC Exchange Ratio to the RBC Stockholders;

          (vi) the expectation that the RBC Merger will be tax-free for federal income tax purposes to the RBC Stockholders; and

          (vii) the absence of an active trading market for RBC Common Stock and the expectation that the RBC Merger will provide the RBC Stockholders with greater liquidity in their investment.

     In view of the number of factors considered by the RBC Board, the RBC Board did not deem it practicable to assign relative weights to the various factors considered.

     RBMG. In determining to recommend that the RBMG Stockholders approve and adopt the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, the RBMG Special Committee and the RBMG Board, respectively, considered a number of factors, including, without limitation, the following:

          (i) the expectation that the small ticket equipment leasing and commercial mortgage origination and servicing operations of RBC will allow RBMG to diversify into new markets that can support an aggressive growth-oriented strategy, especially in view of the current size and relative youth of those operations;

          (ii) the expectation that the RBC Merger will complement existing product and service offerings of RBMG;

          (iii) the expectation that the lease production platform of RBC will be highly compatible with RBMG management's strategic objective of mitigating earnings volatility by maintaining a low-cost and variable operating cost structure;

          (iv) the expectation that the lease production platform of RBC will be highly compatible with RBMG management's strategic objective to position RBMG as an efficient provider of secondary market access to smaller producers of loan products;

          (v) the expectation that the RBC Merger would result in the realization of certain synergies among the businesses of RBMG and RBC, particularly in the areas of financing costs and operational and administrative support;

          (vi) the terms and conditions of the RBC Merger Agreement, including the amount and form of consideration to be given to the RBC Stockholders within the context of the business, financial results and prospects of RBC and RBMG and the nature of the parties' representations, warranties, covenants and agreements; and

          (vii) the opinion of Prudential Securities as to the fairness, from a financial point of view, of the RBC Exchange Ratio to the RBMG Stockholders.

     In view of the number of factors considered by the RBMG Board and the RBMG Special Committee, neither deemed it practicable to assign relative weights to the various factors considered.

REGULATORY APPROVALS REQUIRED

     Under the RBC Merger Agreement, the obligations of both RBMG and RBC to consummate the RBC Merger are conditioned upon receipt of all required regulatory approvals. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the RBC Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the waiting period has expired or been terminated. Pursuant to
the HSR Act, on             , 1997, RBMG and RBC each filed a Notification and
Report Form with the FTC and the Antitrust Division for review in connection with the RBC Merger. The 30-day waiting period under the HSR Act applicable to
the RBC Merger will expire on             , 1997, unless the RBC Merger is
investigated or opposed by the FTC or the Antitrust Division. There can be no assurance that the RBC Merger will not be investigated or opposed by the FTC or the Antitrust Division. See "The RBC Merger -- Regulatory Approvals Required."

INTERESTS OF CERTAIN PERSONS IN THE RBC MERGER

     In considering the RBC Merger, holders of RBMG Common Stock and RBC Common Stock should be aware that certain executive officers and directors of RBMG and RBC have certain interests that may present them with potential conflicts of interest with respect to the RBC Merger. See "The RBC Merger -- Interests of Certain Persons in the RBC Merger."

ACCOUNTING TREATMENT

     The RBC Merger will be accounted for under the "purchase" method of accounting, as described in Accounting Principles Board Opinion No. 16 and the interpretations thereof, pursuant to which the assets and liabilities of RBC will be adjusted to their respective fair values at the date of acquisition and included with those of RBMG as of the RBC Effective Time. Net income of RBMG subsequent to the RBC Effective Time will include net income of RBC, and the historical results of operations of RBMG for periods prior to the RBC Effective Time will not be restated.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     RBMG and RBC expect the RBC Merger to be a tax-free reorganization for federal income tax purposes so that no gain or loss will be recognized by the RBC Stockholders, except in respect of cash received in lieu of fractional shares and upon the exercise of dissenters' rights. McNair Law Firm, P.A. has issued an opinion to RBC that, subject to the assumptions, qualifications and limitations set forth therein, the RBC Merger will qualify as a tax-free reorganization for federal income tax purposes under Section 368 of the Code. Each RBC Stockholder should consult his own tax advisor as to the tax consequences of the RBC Merger to him under applicable tax law. See "The RBC Merger -- Certain Federal Income Tax Consequences."

RESALE OF RBMG COMMON STOCK

     Shares of RBMG Common Stock to be issued to RBC Stockholders in connection with the RBC Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the RBC Merger, may be deemed an "affiliate" of RBC within the meaning of Rule 145 under the Securities Act ("Rule 145"). In general, affiliates of RBC include its executive officers and directors and any other person or entity who controls, is controlled by or is under common control with RBC. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of RBMG Common Stock issued to such persons and entities. RBMG may place legends on certificates representing shares of RBMG Common Stock that are issued to such RBC Stockholders in the RBC Merger to restrict such transfers.

COMPARISON OF RIGHTS OF HOLDERS OF RBMG COMMON STOCK AND RBC COMMON STOCK

     The rights of RBC Stockholders currently are determined by reference to the SCBCA and the RBC Articles and Bylaws (the "RBC Bylaws"). Upon consummation of the RBC Merger, and to the extent they receive shares of RBMG Common Stock, RBC Stockholders will become stockholders of RBMG, a Delaware corporation. The rights of RBC Stockholders will thereafter be governed by applicable Delaware law ("Delaware Law"), including the Delaware General Corporation Law (the "DGCL"), and the RBMG Certificate and the Amended and Restated Bylaws of RBMG (the "RBMG Bylaws"). See "The RBC Merger -- Comparison of Rights of Holders of RBMG Common Stock and RBC Common Stock."

DISSENTERS' RIGHTS

     Pursuant to Chapter 13 of the SCBCA (the "South Carolina Dissenters' Rights Statute"), the holders of shares of RBC Common Stock are entitled to dissent from the approval of the RBC Merger Agreement and the RBC Merger and to receive payment of the fair value of their shares of RBC Common Stock in the event the RBC Merger is consummated, upon compliance with the provisions of the South Carolina Dissenters' Rights Statute. Holders of RBC Common Stock who wish to assert their dissenters' rights must (i) deliver to RBC, before the vote on the RBC Merger and the RBC Merger Agreement is taken, written notice of their intent to demand payment for their shares in the event the RBC Merger is consummated, (ii) not vote such shares in favor of approval and adoption of the RBC Merger and the RBC Merger Agreement, and (iii) comply with the further provisions of the South Carolina Dissenters' Rights Statute. The delivery of a proxy or a vote against approval and adoption of the RBC Merger and the RBC Merger Agreement will not constitute such notice nor will a failure to vote against such approval and adoption constitute a waiver of dissenters' rights. Any deviation from the procedures set forth in the South Carolina Dissenters' Rights Statute could result in the forfeiture of dissenters' rights. Accordingly, RBC Stockholders wishing to dissent from approval of the RBC Merger and the RBC Merger Agreement are urged to read carefully "The RBC
Merger -- Dissenters' Rights" and the copy of the South Carolina Dissenters' Rights Statute set forth in Annex E to this Joint Proxy Statement/Prospectus and to consult with their own legal advisors. Holders of RBMG Common Stock are not entitled to appraisal rights under Delaware law in connection with the RBC Merger.

                                 THE WSI MERGER

BACKGROUND OF THE WSI MERGER

     During 1996, as part of ongoing strategic planning to diversify its lines of business, RBMG began examining options for expansion into the non-conforming mortgage business. On January 23 and January 25, 1997, management of RBMG and WSI met to explore the possibility of a business combination between RBMG and WSI. Following those meetings, the RBMG Board appointed the RBMG Special Committee to consider and evaluate the proposed business combination with WSI and the proposed acquisition of RBC. On February 3, 1997, the parties commenced due diligence investigations of the proposed transaction with WSI. On February 13, 1997, the RBMG Special Committee approved the engagement of Prudential Securities to serve as financial advisor and to assist in evaluating each of the proposed transactions on its respective merits. Over the next two months, discussions ensued regarding the terms of a possible merger between RBMG and WSI. A definitive merger agreement was executed on April 18, 1997. Prior to January 1997, there had been no discussions between RBMG and WSI regarding a possible transaction, and there had been no transactions between the parties.

TERMS OF THE WSI MERGER AGREEMENT

     General. The WSI Merger Agreement provides that, following approval of the WSI Merger Agreement by the stockholders of WSI and RBMG and the satisfaction or waiver of the other conditions to the WSI Merger, Carolina Merger Sub will be merged with and into WSI at the WSI Effective Time in accordance with the DGCL. WSI will be the surviving corporation in the WSI Merger. As a result of the WSI Merger, the separate corporate existence of Carolina Merger Sub will cease, and WSI will become a wholly owned subsidiary of RBMG.

     Conversion of Shares. Each share of WSI Class A Common Stock and each share of WSI Class B Common Stock issued and outstanding immediately before the WSI Effective Time (other than treasury shares, shares of WSI Common Stock held by WSI Stockholders who perfect their appraisal rights under Delaware law and shares of WSI Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) and all rights in respect thereof shall, at the WSI Effective Time, be converted into and become exchangeable for (i) 175,164.30 shares (the "WSI Exchange Ratio") of RBMG Common Stock and (ii) the right to receive on a deferred basis and pursuant to the terms of the Escrow Agreement (as defined in "The WSI
Merger -- Certain Agreements in Connection with the WSI Merger -- Escrow Agreement.") 19,462.70 additional shares (the "WSI Escrow Stock Ratio") of RBMG Common Stock, with cash being paid in lieu of fractional shares. If the RBC Merger is approved and occurs prior to the WSI Effective Time, then the WSI Exchange Ratio will be 192,460.50 and the WSI Escrow Stock Ratio will be 21,384.50. The WSI Exchange Ratios are subject to adjustment in the event of certain changes in the number of outstanding shares of WSI Common Stock or RBMG Common Stock. See "The WSI Merger -- Terms of the WSI Merger
Agreement -- Conversion of Shares."

     Issuance of the RBMG Warrant. Greenwich Capital Financial Products, Inc. ("Greenwich") holds a warrant (the "WSI Warrant"), which represents the right to purchase 24.99 shares of WSI Class B Common Stock. In connection with the WSI Merger, if the WSI Warrant or any portion thereof remains outstanding immediately prior to the WSI Effective Time, the WSI Warrant will be cancelled and RBMG will issue to Greenwich a Stock Purchase Warrant (the "RBMG Warrant"), representing the right to purchase such number of shares of RBMG Class B Common Stock equal to the number of shares of WSI Class B Common Stock covered by the WSI Warrant as of the WSI Effective Time multiplied by the sum of the WSI Exchange Ratios. See "The WSI Merger -- Certain Agreements in Connection with the WSI Merger -- The RBMG Warrant." To the extent the WSI Warrant is exercised prior to the WSI Effective Time, shares of WSI Class B Common Stock issued to Greenwich will be converted into shares of RBMG Common Stock pursuant to the WSI Exchange Ratios. On April 18, 1997, Greenwich delivered to WSI notice of its election to exercise, immediately prior to the WSI Effective Time, its right under the WSI Warrant to purchase that number of shares of WSI Class B Common Stock which would be convertible into 4.9% of the issued and outstanding shares of RBMG Common Stock in accordance with the WSI Merger Agreement.

     Board of Directors. The WSI Merger Agreement provides that, at the WSI Effective Time, the total number of persons serving on the RBMG Board will be eight and will consist of Edward J. Sebastian, James Walsh, Robert C. Walsh, John J. Oberdorf, David W. Johnson, Jr., William Biggs, and two additional persons to be nominated by Edward J. Sebastian and David W. Johnson, Jr. and approved by the RBMG Board, including approval of a majority of John C. Baker, Stuart M. Cable, Boyd M. Guttery and John O. Wolcott. See "Directors and Executive Officers." The WSI Merger Agreement provides that the directors of Carolina Merger Sub immediately prior to the WSI Effective Time will become the directors of WSI as of the WSI Effective Time. The directors of Carolina Merger Sub are Edward J. Sebastian and David W. Johnson, Jr. It is anticipated that Robert C. Walsh and James Walsh will be named additional directors of WSI after the WSI Effective Time.

     Executive Officers. The WSI Merger Agreement provides that at the WSI Effective Time, Edward J. Sebastian will hold the position of Chairman and Chief Executive Officer of RBMG, Robert C. Walsh will hold the position of President of RBMG and David W. Johnson, Jr. will hold the position of Vice Chairman of RBMG and Managing Director of RBMG's prime mortgage lending operations. The WSI Merger Agreement provides that the officers of WSI immediately prior to the WSI Effective Time will continue to serve in their respective offices after the WSI Effective Time.

     Indemnification Obligations. RBMG has agreed in the WSI Merger Agreement to indemnify certain officers and directors of WSI and RBMG for a period of six years from the WSI Effective Time against liabilities arising prior to the WSI Effective Time or arising out of the WSI Merger. See "The WSI Merger -- Terms of the WSI Merger Agreement -- Indemnification Obligations."

     No Solicitation. The WSI Merger Agreement provides that neither RBMG nor WSI will, directly or indirectly, solicit or, with certain exceptions, facilitate mergers, sales of significant assets, tender offers or similar transactions with other persons prior to the WSI Effective Time. See "The WSI Merger -- Terms of the WSI Merger Agreement -- No Solicitation."

     Conditions to the WSI Merger. In addition to certain customary conditions, consummation of the WSI Merger is subject to the satisfaction of, or, if permitted by applicable law, the waiver of, among others, the following conditions: (i) the effectiveness of the Registration Statement; (ii) the approval of the WSI Merger Agreement, the WSI Merger, and the WSI Amendment by the RBMG Stockholders and approval of the WSI Merger Agreement and the WSI Merger by the WSI Stockholders; (iii) receipt of certain regulatory approvals;
(iv) receipt of written advice of Price Waterhouse LLP and KPMG Peat Marwick LLP that such firms concur with, respectively, RBMG and WSI management's conclusion as to the absence of conditions precluding the use of pooling-of-interests accounting in connection with the WSI Merger; (v) receipt of an opinion of St. John & Wayne, L.L.C. or King & Spalding to the effect that the WSI Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that the WSI Stockholders will recognize no gain or loss upon the receipt of shares of RBMG Common Stock in exchange for shares of WSI Class A Common Stock or WSI Class B Common Stock in the WSI Merger; (vi) receipt by RBMG or WSI of one or more commitments reasonably satisfactory to the Chief Executive Officer of RBMG and the Chief Executive Officer of WSI which provide a warehouse facility for the sub-prime mortgage business of at least $300 million from and after the WSI Effective Time; and (vii) the execution and delivery of certain agreements to be executed and delivered in connection with the WSI Merger. See "The WSI Merger -- Terms of the WSI Merger Agreement -- Conditions to the WSI Merger."

     Amendment. The WSI Merger Agreement may be amended at any time prior to the WSI Effective Time by written agreement of the parties thereto, except that, without securing any stockholder approval required by Delaware law, no amendment may be made that would (i) reduce the amount or change the type of consideration to be received by the WSI Stockholders, (ii) materially and adversely affect WSI or RBMG or the WSI Stockholders or the RBMG Stockholders or (iii) change any term of the Certificate of Incorporation of WSI or RBMG, except as contemplated by the WSI Merger Agreement.

     Termination. The WSI Merger Agreement may be terminated and the WSI Merger abandoned at any time prior to the WSI Effective Time (i) by mutual written consent of the WSI Board and the RBMG Board, (ii) by WSI or RBMG if the WSI Effective Time shall not have occurred on or before November 1, 1997 (or, in certain circumstances, December 1, 1997), (iii) by WSI or RBMG in the event of government action prohibiting the WSI Merger; (iv) by WSI if, in certain circumstances involving a Competing Transaction (as defined in "The WSI
Merger -- Terms of the WSI Merger Agreement -- No Solicitation"), the RBMG Board withdraws, modifies or changes its recommendation of the WSI Merger Agreement and the WSI Merger in a manner adverse to WSI or its stockholders; (v) by WSI or RBMG, if the WSI Merger Agreement and the WSI Merger shall fail to be approved by the WSI Stockholders or the RBMG Stockholders; (vi) by RBMG, if the RBMG Board shall withdraw, modify or change its recommendation of the approval of the WSI Merger Agreement and the WSI Merger in certain circumstances involving a Competing Transaction; or (vii) by WSI or RBMG, if the closing price per share of RBMG Common Stock, as reported by the Nasdaq National Market, for any 10 consecutive trading days during the period from April 18, 1997 until the last trading day prior to the RBMG Special Meeting is less than $12.00. See "The WSI Merger -- Terms of the WSI Merger Agreement -- Termination."

     Fees and Expenses. All expenses incurred in connection with the WSI Merger, including financial advisory fees, independent accountants' fees and legal fees, will be paid by the party incurring such expenses, whether or not the WSI Merger is consummated, except that all expenses relating to filing fees pursuant to the HSR Act, printing, filing and mailing the Registration Statement and the Joint Proxy Statement/Prospectus and all Commission and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement/Prospectus will be borne equally by WSI and RBMG. In addition, RBMG has agreed to pay to WSI $10,000,000 in the event that the WSI Merger Agreement is terminated under certain circumstances involving a Competing Transaction. See "The WSI Merger -- Terms of the WSI Merger Agreement -- Fees and Expenses."

EFFECTIVE TIME OF THE WSI MERGER AND EXCHANGE OF SHARES

     Effective Time of the WSI Merger. The WSI Merger will become effective by filing a certificate of merger with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The WSI Merger Agreement provides that the parties thereto will cause such certificate of merger to be filed after each of the conditions to consummation of the WSI Merger has been satisfied or, if permissible, waived. The WSI Merger cannot become effective until the RBMG Stockholders have approved and adopted the WSI Merger Agreement, the WSI Merger, the WSI Stock Issuance, and the WSI Amendment, and the WSI Stockholders have approved and adopted the WSI Merger Agreement and the WSI Merger, and all required regulatory approvals and actions have been obtained and taken. Thus, there can be no assurance as to whether or when the WSI Merger will become effective. In addition, if the RBC Merger is consummated prior to the WSI Effective Time, it is contemplated that the WSI Merger would not occur earlier than 35 days after the RBC Effective Time.

     Exchange of WSI Stock Certificates. Promptly following the WSI Effective Time, instructions and a letter of transmittal will be furnished to all WSI Stockholders for use in exchanging their stock certificates for certificates evidencing the shares of RBMG Common Stock they will be entitled to receive as a result of the WSI Merger. WSI STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED.

RECOMMENDATION OF WSI BOARD

     THE WSI BOARD HAS DETERMINED THAT THE WSI MERGER IS IN THE BEST INTERESTS OF WSI AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE WSI MERGER AGREEMENT, AND RECOMMENDS THAT THE WSI STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE WSI MERGER AGREEMENT AND THE WSI MERGER.

OPINION OF RBMG'S FINANCIAL ADVISOR

     Prudential Securities has delivered a written opinion, dated April 18, 1997, to the RBMG Board that, as of the date of such opinion and based upon and subject to certain matters stated therein, the WSI Exchange Ratios, taken together, were fair, from a financial point of view, to the RBMG Stockholders. The full text of the written opinion of Prudential Securities, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex H to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. See "The WSI Merger -- Opinion of RBMG's Financial Advisor."

RECOMMENDATION OF RBMG BOARD

     THE RBMG BOARD HAS DETERMINED THAT THE WSI MERGER IS IN THE BEST INTERESTS OF RBMG AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE WSI MERGER AGREEMENT, AND RECOMMENDS THAT THE RBMG STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE WSI MERGER AGREEMENT, THE WSI MERGER AND THE WSI STOCK ISSUANCE.

REASONS FOR THE WSI MERGER

     WSI. On April 4, 1997, the WSI Board, consisting solely of Robert C. Walsh, convened to consider the WSI Merger Agreement. After deliberating with respect to the WSI Merger and the other terms and conditions of the WSI Merger Agreement, the WSI Board approved and adopted the WSI Merger, subject to final negotiation of the definitive WSI Merger Agreement, as being in the best interests of WSI and its stockholders. In reaching its conclusion to approve and adopt the WSI Merger Agreement, the WSI Board considered all factors it deemed material, including, without limitation, the following:

          (i) the financial condition, business and prospects of RBMG, including, but not limited to, its growth in earnings, its relatively strong balance sheet and its access to the capital markets;

          (ii) the current operating environment in the non-conforming home equity industry and the importance of financial resources to being able to capitalize on developing opportunities in this industry;

          (iii) the potential to substantially increase non-conforming loan production by providing WSI, which has traditionally focused on serving the non-conforming lending needs of conforming brokers and mortgage bankers, with access to RBMG's extensive network of conforming brokers and mortgage bankers;

          (iv) the ability to strengthen the competitive position of each of WSI and RBMG by virtue of the combined company's ability to offer a full spectrum of loan products (both conforming and non-conforming) to its customers;

          (v) the ability to enhance the combined company's results of operations, financial condition and prospects by diversifying its earnings, reducing its exposure to certain concentrations or business cycles in their stand-alone businesses and combining the financial, managerial and other resources of the two companies;

          (vi) the terms of the WSI Merger Agreement, including the ability of the WSI Stockholders to receive shares of common stock of the combined company that would be registered under the Securities Act and generally received on a tax-free basis. See "The WSI Merger -- Certain Federal Income Tax Consequences";

          (vii) the business and financial alternatives available to WSI, including (a) remaining a stand-alone entity that would finance its growth by operating on a cash flow positive or neutral basis or by issuing equity or debt in the capital markets or (b) effecting a business combination with another party; and

          (viii) the trading value of selected publicly traded non-conforming lenders and the transaction value of selected mergers and acquisitions involving non-conforming home equity lenders.

     The foregoing discussion of the factors considered by the WSI Board is not intended to be exhaustive, but is believed to include all material factors considered by the WSI Board. In reaching its determination to approve the WSI Merger, the WSI Board did not assign any relative or specific weights to the foregoing factors. Throughout the negotiations and its deliberations, the WSI Board received the advice of counsel and its investment banker.

     RBMG. In determining to recommend that the RBMG Stockholders approve and adopt the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance, the RBMG Board and the RBMG Special Committee considered a number of factors, including, without limitation, the following:

          (i) the expectation that a significant market cross-selling opportunity will exist for WSI to originate non-conforming mortgage loans through RBMG's origination network and for RBMG to originate conforming mortgage loans through WSI's origination network;

          (ii) the expectation that the WSI Merger will enhance RBMG's ability to pursue its strategic objective of becoming a top 10 originator in both the conforming and non-conforming residential mortgage markets;

          (iii) the expectation that the non-conforming mortgage operations of WSI will accelerate RBMG's planned diversification into the non-conforming market, which can support an aggressive growth-oriented strategy, especially since WSI currently has branch offices in only nine states, thus allowing for considerable continuing geographic expansion;

          (iv) the expectation that the WSI Merger will complement existing RBMG product and service offerings;

          (v) the expectation that WSI's loan production platform will be highly compatible with RBMG management's strategic objective of mitigating earnings volatility by maintaining a low-cost and variable operating cost structure;

          (vi) the expectation that the non-conforming mortgage origination market tends to be countercyclical to the conforming mortgage origination market, which should tend to mitigate earnings volatility across variable loan production environments;

          (vii) the expectation that WSI's loan production platform will be highly compatible with RBMG management's strategic objective to position RBMG as an efficient provider of secondary market access to smaller producers of loan products;

          (viii) the expectation that the WSI Merger would significantly broaden the depth and experience of the RBMG management team, enabling RBMG to take more immediate advantage of its market opportunities in the non-conforming market;

          (ix) the expectation that the WSI Merger would result in a larger market capitalization and higher visibility among stock market participants;

          (x) the expectation that the WSI Merger would result in the realization of certain synergies among the businesses of RBMG and WSI, particularly in the areas of loan servicing, financing costs and operational and administrative support;

          (xi) the terms and conditions of the WSI Merger Agreement, including the amount and form of consideration to be given to the WSI Stockholders within the context of the business, financial results and prospects of WSI and RBMG and the nature of the parties' representations, warranties, covenants and agreements; and

          (xii) the opinion of Prudential Securities as to the fairness, from a financial point of view, of the WSI Exchange Ratios to the RBMG Stockholders.

     In view of the number of factors considered by the RBMG Board and the RBMG Special Committee, neither deemed it practicable to assign relative weights to the various factors considered.

CERTAIN AGREEMENTS IN CONNECTION WITH THE WSI MERGER

     Certain additional agreements have been and will be entered into in connection with the consummation of the WSI Merger, including an indemnification agreement, the Proxy Agreement, the Escrow Agreement (as hereinafter defined), a registration rights agreement, a stockholders agreement, employment agreements and non-compete agreements. See "The WSI Merger -- Certain Agreements in Connection with the WSI Merger."

REGULATORY APPROVALS REQUIRED

     Under the WSI Merger Agreement, the obligations of both RBMG and WSI to consummate the WSI Merger are conditioned upon receipt of all required regulatory approvals. Under the HSR Act and the rules promulgated thereunder by the FTC, the WSI Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division and the waiting period has expired or been terminated. Pursuant to the
HSR Act, on             , 1997, RBMG and WSI each filed a Notification and
Report Form with the FTC and the Antitrust Division for review in connection with the WSI Merger. The 30-day waiting period under the HSR Act applicable to
the WSI Merger will expire on             , 1997, unless the WSI Merger is
investigated or opposed by the FTC or the Antitrust Division. There can be no assurance that the WSI Merger will not be investigated or opposed by the FTC or the Antitrust Division.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the WSI Merger, holders of RBMG Common Stock and WSI Common Stock should be aware that certain executive officers and directors of RBMG and WSI have certain interests that may present them with potential conflicts of interest with respect to the WSI Merger. See "The WSI Merger -- Interests of Certain Persons in the WSI Merger."

ACCOUNTING TREATMENT

     The WSI Merger is expected to qualify as a "pooling of interests" for accounting purposes. The obligations of each of RBMG and WSI to consummate the WSI Merger are conditioned upon the receipt of written advice from (i) Price Waterhouse LLP, that, in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), based upon discussions with officials responsible for financial and accounting matters and information furnished to Price Waterhouse LLP, Price Waterhouse LLP concurs with management's conclusion that no conditions relating to RBMG or WSI exist that would preclude RBMG's accounting for the WSI Merger as a pooling of interests, and (ii) KPMG Peat Marwick LLP, that as of the WSI Effective Time, based upon inquiries and their examination of the financial statements of WSI, they are not aware of any conditions relating to WSI that would preclude the use of pooling of interests accounting in connection with the WSI Merger. Under the pooling of interests method of accounting, the recorded amounts of the assets and liabilities of WSI will be combined with those of RBMG and carried forward at their previously recorded amounts. See "The WSI Merger -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     RBMG and WSI expect the WSI Merger to be a tax-free reorganization for federal income tax purposes so that no gain or loss will be recognized by the WSI Stockholders, except in respect of cash received in lieu of fractional shares and upon exercise of appraisal rights. St. John & Wayne, L.L.C. has issued an opinion to WSI that, subject to the assumptions, qualifications and limitations set forth therein, the WSI Merger will qualify as a tax-free reorganization for federal income tax purposes under Section 368 of the Code. Each WSI Stockholder should consult his own tax advisor as to the tax consequences of the WSI Merger to him under applicable tax law. See "The WSI Merger -- Certain Federal Income Tax Consequences."

RESALE OF RBMG COMMON STOCK

     Shares of RBMG Common Stock to be issued to WSI Stockholders in connection with the WSI Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the WSI Merger, may be deemed an "affiliate" of WSI within the meaning of Rule 145. In general, affiliates of WSI include its executive officers and directors and any other person or entity who controls, is controlled by or is under common control with WSI. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of RBMG Common Stock issued to such persons and entities. RBMG may place legends on certificates representing shares of RBMG Common Stock that are issued to WSI Stockholders in the WSI Merger to restrict such transfers. WSI has agreed in the WSI Merger Agreement to use its reasonable efforts to cause each "affiliate" of WSI to deliver to RBMG prior to the WSI Effective Time a written statement to the effect that such person will not sell any shares of RBMG Common Stock received in the WSI Merger except in accordance with the applicable provisions of the Securities Act and the rules and regulations of the Commission, including the accounting criteria for pooling of interests transactions in the Commission's Codification of Financial Reporting Policies. See "The WSI Merger -- Resale of RBMG Common Stock."

     WSI Stockholders who are subject to the resale restrictions of Rule 145 will be entitled to certain demand and piggy-back registration rights with respect to the shares of RBMG Common Stock issued to them pursuant to the WSI Merger Agreement. See "The WSI Merger -- Certain Agreements in Connection with the WSI Merger -- Registration Rights Agreement."

COMPARISON OF RIGHTS OF HOLDERS OF RBMG COMMON STOCK AND WSI COMMON STOCK

     The rights of WSI Stockholders currently are determined by reference to the DGCL and the Certificate of Incorporation and Bylaws of WSI (the "WSI Certificate" and the "WSI Bylaws," respectively). Upon consummation of the WSI Merger, and to the extent they receive shares of RBMG Common Stock, WSI Stockholders will become stockholders of RBMG, also a Delaware corporation. The rights of WSI Stockholders will thereafter be governed by the RBMG Certificate and the RBMG Bylaws. See "The WSI Merger -- Comparison of Rights of Holders of RBMG Common Stock and WSI Common Stock."

APPRAISAL RIGHTS

     Pursuant to Section 262 of the DGCL, the holders of WSI Common Stock are entitled to appraisal rights and to receive payment of the fair value of their shares (excluding any element of value arising from the accomplishment or expectation of the WSI Merger), in the event the WSI Merger is consummated, upon compliance with the provisions of Section 262 of the DGCL. Holders of WSI Common Stock who wish to assert their appraisal rights (i) must deliver to WSI, before the vote on the WSI Merger Agreement is taken, a written demand for appraisal of such stockholder's shares and (ii) must not vote in favor of the WSI Merger. The delivery of a proxy or vote against approval and adoption of the WSI Merger Agreement will not constitute such a demand. Any deviation from the procedures set forth in Section 262 of the DGCL could result in the forfeiture of statutory appraisal rights. Accordingly, WSI Stockholders wishing to dissent from approval of the WSI Merger Agreement are urged to read carefully "The WSI
Merger -- Appraisal Rights" and the copy of Section 262 of the DGCL set forth in Annex F to this Joint Proxy Statement/Prospectus and to consult with their own legal advisors. Holders of RBMG Common Stock are not entitled to appraisal rights in connection with the WSI Merger.

                             THE CHARTER AMENDMENTS

GENERAL

     In connection with the RBC Merger and the WSI Merger, the RBMG Board has unanimously declared advisable and approved and adopted the RBC Amendment and the WSI Amendment, respectively. The approval and adoption of the RBC Amendment by the RBMG Stockholders is contingent on the approval and adoption of the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance by the RBMG Stockholders. Similarly, the approval and adoption of the WSI Amendment by the RBMG Stockholders is contingent on the approval and adoption of the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance by the RBMG Stockholders. However, the approval and adoption of the RBC Amendment by the RBMG Stockholders is not contingent upon the approval and adoption of the WSI Amendment by the RBMG Stockholders, and the approval and adoption of the WSI Amendment by the RBMG Stockholders is not contingent upon the approval and adoption of the RBC Amendment by the RBMG Stockholders. Copies of the RBC Amendment and the WSI Amendment are attached to this Joint Proxy Statement/Prospectus as Annexes C and D, respectively, and are incorporated by reference into this Joint Proxy Statement/Prospectus. RBMG Stockholders are urged to read the RBC Amendment and the WSI Amendment in their entirety.

RBC AMENDMENT

     RBMG is currently authorized to issue 25,000,000 shares of RBMG Common Stock. The RBC Amendment, if it becomes effective, would increase the number of shares of RBMG Common Stock that RBMG is authorized to issue from 25,000,000 shares to 50,000,000 shares. Assuming that the RBC Amendment is approved and adopted and the RBC Merger is consummated (but not the WSI Merger), as of May 31, 1997, 20,347,046 shares of authorized RBMG Common Stock would remain available for future issuance. RBMG currently does not have a sufficient number of authorized but unissued shares of RBMG Common Stock to consummate the RBC Merger. In addition, the RBMG Board believes that the increased flexibility provided by the RBC Amendment will enable RBMG to respond to possible acquisitions, financing needs and other business opportunities, to effect stock dividends or stock splits and to provide appropriate equity-based compensation. The RBMG Board could issue such additional shares of RBMG Common Stock at such times and on such terms and conditions as it deemed appropriate and desirable, without further action by the stockholders of RBMG, unless such approval were required by applicable law, the RBMG Certificate, the RBMG Bylaws or any stock exchange or market on which RBMG securities may then be listed or traded. See "The Charter Amendments -- RBC Amendment."

WSI AMENDMENT

     The WSI Amendment, if it becomes effective, would increase the number of shares of common stock that RBMG is authorized to issue from 50,000,000 shares (25,000,000 if the RBC Amendment does not become effective) to 100,000,000 shares and would authorize 12,000,000 shares of the RBMG Class B Common Stock. In addition, the WSI Amendment, if it becomes effective, would change the name of RBMG to "BCA Financial Corp." Assuming that the WSI Amendment is approved and adopted and the Mergers are consummated, as of May 31, 1997, 48,962,546 shares of RBMG Common Stock and 12,000,000 shares of RBMG Class B Common Stock (60,283,529 shares of RBMG Common Stock and 12,000,000 shares of RBMG Class B Common Stock if the RBC Merger is not consummated) would remain available for future issuance. RBMG currently does not have a sufficient number of authorized but unissued shares of RBMG Common Stock to consummate the WSI Merger. In addition, the RBMG Board believes that the increased flexibility provided by the WSI Amendment would enable RBMG to respond to possible acquisitions, financing needs and other business opportunities, to effect stock dividends or stock splits and to provide appropriate equity-based compensation. The RBMG Board could issue such additional shares of common stock at such times and on such terms and conditions as it deemed appropriate and desirable, without further action by the RBMG Stockholders, unless such approval were required by applicable law, the RBMG Certificate, the RBMG Bylaws, or any stock exchange or market on which RBMG securities may then be listed or traded.

     The shares of RBMG Class B Common Stock would be issuable upon exercise of the RBMG Warrant and would be identical to shares of RBMG Common Stock in all respects, except that shares of RBMG Class B Common Stock (i) would not have any voting rights other than in certain limited circumstances and (ii) would be convertible for no consideration at the option of the holder thereof at any time into shares of RBMG Common Stock. See "The Charter Amendments -- WSI Amendment."

RECOMMENDATION OF THE RBMG BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF RBMG HAS DECLARED THE RBC AMENDMENT AND THE WSI AMENDMENT ADVISABLE AND DETERMINED THAT THEY ARE IN THE BEST INTERESTS OF RBMG AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED AND ADOPTED THE RBC AMENDMENT AND THE WSI AMENDMENT AND RECOMMENDS THAT RBMG STOCKHOLDERS VOTE FOR EACH OF THE PROPOSALS TO APPROVE AND ADOPT THE RBC AMENDMENT AND THE WSI AMENDMENT.

                              THE RBMG RIGHTS PLAN

     On               , 1997, the RBMG Board approved a rights agreement setting forth the terms of a stockholder rights plan (the "RBMG Rights Plan"). The RBMG Board intends to set a record date and distribute the rights under the RBMG Rights Plan prior to the effective time of either the RBC Merger or the WSI Merger. Under the terms of the RBMG Rights Plan, one preferred stock purchase right (a "Right") is attached to each outstanding share of RBMG Common Stock (and RBMG Class B Common Stock, if the WSI Amendment is approved). Under the terms of the RBMG Rights Plan, each Right entitles the holder to purchase from RBMG a unit consisting of one one-hundredth of a share (a "Unit") of Junior Cumulative Preferred Stock, par value $.01 per share, at a purchase price of $200 per Unit (the "Purchase Price"), subject to adjustment. The Rights contain provisions that are designed to protect the stockholders in the event of certain unsolicited attempts to acquire RBMG, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other takeover tactics which the RBMG Board believes may be abusive and not in the best interests of stockholders. Distribution of Rights will not alter the financial strength of RBMG or interfere with its business plans. The distribution of the Rights is not dilutive, does not affect reported earnings per share, is not taxable either to the recipient or to RBMG and will not change the way in which stockholders can currently trade shares of RBMG Common Stock. The Rights may be redeemed by RBMG at $0.01 per Right prior
to their expiration on           , 2007.

     After the WSI Merger, Robert C. Walsh and his affiliates will beneficially own approximately 29.3% of the outstanding RBMG Common Stock. Accordingly, the RBMG Rights Plan exempts Robert C. Walsh and certain of his affiliates from causing a distribution event under the RBMG Rights Plan, provided Robert C.
Walsh and such affiliates do not acquire, while the beneficial owner of      %
of the outstanding RBMG Common Stock, additional shares representing more than
     % of the outstanding RBMG Common Stock. To the extent Robert C. Walsh and such affiliates subsequently reduce their ownership percentage of RBMG Common
Stock to below      %, Robert C. Walsh and such affiliates will be subject to
the same threshold (     %) applicable to all other stockholders. See "Risk
Factors" and "The WSI Merger -- Certain Agreements in Connection with the WSI Merger."

                           MARKETS AND MARKET PRICES

     RBMG. RBMG Common Stock is listed on the Nasdaq National Market under the symbol "REMI."

     The following table sets forth for the calendar quarter indicated (i) the high and low sales prices per share (as retroactively adjusted for the five percent stock dividends issued on May 8, 1995 and August 31, 1995, respectively, the ten percent stock dividend issued on June 30, 1995, and the seven percent stock dividend issued on September 24, 1996) of RBMG Common Stock as reported on the Nasdaq National Market and (ii) the dividends declared.

                                                                    RBMG COMMON STOCK
                                                              ------------------------------
                                                                HIGH       LOW      DIVIDEND
                                                              --------   --------   --------
FISCAL YEAR 1995
First Quarter ended March 31, 1995..........................  $ 8.4769   $ 6.1650    $
Second Quarter ended June 30, 1995..........................   11.3485     7.6870
Third Quarter ended September 30, 1995......................   17.0561    10.0134
Fourth Quarter ended December 31, 1995......................   15.6542    12.6168
FISCAL YEAR 1996
First Quarter ended March 31, 1996..........................   17.0561    12.9089
Second Quarter ended June 30, 1996..........................   14.8364    10.1635
Third Quarter ended September 30, 1996......................   14.2500    10.6308     0.03
Fourth Quarter ended December 31, 1996......................   15.7500    12.8750     0.03
FISCAL YEAR 1997
First Quarter ended March 31, 1997..........................   17.6250    13.1250     0.03
Second Quarter (through June 11, 1997)......................   17.5000    12.6250     0.03

     On April 18, 1997, the last trading date prior to the public announcement of the Mergers, the closing sale price of RBMG Common Stock on the Nasdaq National Market was $16.75 per share. On June 11, 1997, the last trading day for which prices were available at the time of the printing of this Joint Proxy Statement/Prospectus, the closing sale price of RBMG Common Stock on the Nasdaq National Market was $15.125 per share. RBMG is subject to certain financing agreements which restrict the ability of RBMG to pay dividends.

     RBC. RBC is privately held, and there is no established public market for the RBC Common Stock. As of the date of this Joint Proxy Statement/Prospectus, there were approximately 182 holders of record of RBC Voting Common Stock and six holders of record of RBC Non-Voting Common Stock. RBC declared cash dividends of $.25 and $.30 per share during the second and third quarters of 1995, respectively. No other cash dividends were declared in 1995, and no cash dividends have been declared by RBC since December 31, 1995. In addition, RBC is subject to certain financing agreements which restrict the ability of RBC to pay dividends.

     WSI. WSI is privately held, and there is no public market for the WSI Common Stock. As of the date of this Joint Proxy Statement/Prospectus, there were 19 holders of record of WSI Class A Common Stock, and no shares of WSI Class B Common Stock were issued and outstanding. It has been the policy of the WSI Board to retain earnings for use in the maintenance and expansion of WSI's business. WSI has never declared any cash dividends. Furthermore, WSI is subject to certain financing agreements which restrict the ability of WSI to pay dividends.

                 EQUIVALENT AND PRO FORMA PER COMMON SHARE DATA
                                  (UNAUDITED)

     The following table presents selected, comparative, unaudited per common share data for (i) RBMG Common Stock, on a historical basis, on a pro forma basis giving effect only to the RBC Merger, on a pro forma basis giving effect only to the WSI Merger and on a pro forma basis giving effect to both the RBC Merger and the WSI Merger, (ii) RBC Common Stock on a historical basis and on a pro forma basis giving effect only to the RBC Merger and (iii) WSI Common Stock on a historical basis, on a pro forma basis giving effect only to the WSI Merger and on a pro forma basis giving effect to both the RBC Merger and the WSI Merger.

     The equivalent and pro forma per common share data included in the following table presents, as applicable, the assumed consummation of the RBC Merger as of January 1, 1996 with a spin-off of RBC's credit card subsidiary, Resource Processing Group, Inc. ("RPG") as of January 1, 1996, and the assumed consummation of the WSI Merger as of April 1, 1996, the effective date of the leveraged buyout of GF Mortgage Corp. and GF Property Corp., the predecessor entities to WSI.

     The pro forma information is not necessarily indicative of the results of the future operations of any of RBMG, RBC or WSI or of the actual results that would have occurred had the RBC Merger (and spin-off of RPG) or the WSI Merger been consummated on January 1, 1996 or April 1, 1996, respectively. The information is derived from, and should be read in conjunction with, the historical consolidated financial statements of RBMG, including related notes thereto, which are incorporated herein by reference, the historical consolidated financial statements of RBC, including related notes thereto, which are included in this Joint Proxy Statement/ Prospectus, and the historical consolidated financial statements of WSI, including related notes thereto, which are included in this Joint Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference" and "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------   THREE MONTHS ENDED
                                                    1994    1995       1996        MARCH 31, 1997
                                                    -----   -----   ----------   ------------------
NET INCOME PER COMMON SHARE:
RBMG historical(1)(2).............................  $1.16   $0.92   $     1.08     $         0.23
RBMG pro forma (RBC Merger only)..................    N/A     N/A         0.88               0.20
RBMG pro forma (WSI Merger only)(3)...............    N/A     N/A         0.83               0.55
RBMG pro forma (RBC Merger and WSI Merger)(3).....    N/A     N/A         0.70               0.50
RBC historical....................................    N/A     N/A         0.85               0.22
RBC equivalent pro forma (RBC Merger only)(4).....    N/A     N/A         0.95               0.22
WSI historical(5)(6)..............................    N/A     N/A    81,998.20         183,818.38
WSI equivalent pro forma (WSI Merger only)(7).....    N/A     N/A   161,540.41         107,044.85
WSI equivalent pro forma (RBC Merger and WSI
  Merger)(8)......................................    N/A     N/A   149,691.50         106,922.50
CASH DIVIDENDS PER COMMON SHARE:
RBMG historical(9)................................    N/A     N/A         0.06               0.03
RBMG pro forma (RBC Merger only)..................    N/A     N/A         0.06               0.03
RBMG pro forma (WSI Merger only)..................    N/A     N/A         0.06               0.03
RBMG pro forma (RBC Merger and WSI Merger)........    N/A     N/A         0.06               0.03
RBC historical....................................   0.50    0.55          N/A                N/A
RBC equivalent pro forma (RBC Merger only)(4).....    N/A     N/A         0.06               0.03
WSI historical....................................    N/A     N/A          N/A                N/A
WSI equivalent pro forma (WSI Merger only)(7).....    N/A     N/A    11,677.62           5,838.81
WSI equivalent pro forma (RBC Merger and WSI
  Merger)(8)......................................    N/A     N/A    12,830.70           6,415.35

                                                              DECEMBER 31,     MARCH 31,
                                                                  1996           1997
                                                              ------------   -------------
BOOK VALUE PER COMMON SHARE:
RBMG historical(2)..........................................  $      8.16    $        8.37
RBMG pro forma (RBC Merger only)............................          N/A             8.84
RBMG pro forma (WSI Merger only)(3).........................          N/A             4.86
RBMG pro forma (RBC Merger and WSI Merger)(3)...............          N/A             5.04

RBC historical..............................................         9.30             9.65
RBC equivalent pro forma (RBC Merger only)(4)...............          N/A             9.55

WSI historical(10)..........................................   112,668.36       357,720.00
WSI equivalent pro forma (WSI Merger only)(7)...............          N/A       945,887.22
WSI equivalent pro forma (RBC Merger and WSI Merger)(8).....          N/A     1,077,778.80

---------------

N/A -- Not applicable or not required

 (1) Beginning in the first quarter of 1997, RBMG was required to prospectively report net income per common share on a primary earnings per common share basis. Accordingly, the weighted average shares outstanding for the three months ended March 31, 1997, includes common stock equivalents while such equivalents are excluded for prior periods presented.
 (2) Per common share amounts for RBMG have been adjusted to reflect the five percent stock dividends issued on each of March 8, 1994, September 12, 1994, May 8, 1995 and August 31, 1995, the ten percent stock dividend issued on June 30, 1995, and the seven percent stock dividend issued on September 24, 1996.
 (3) Per common share amounts for RBMG on a pro forma basis treat shares of RBMG Common Stock, potentially issuable pursuant to the conversion of the WSI Warrant, as issued and outstanding common stock equivalents.
 (4) The equivalent pro forma per common share data for RBC are computed by multiplying RBMG pro forma (RBC Merger only) information by 1.08026, the RBC Exchange Ratio.
 (5) The data for WSI for 1996 is for the period from April 1, 1996, the effective date of the leveraged buyout of GF Mortgage Corp. and GF Property Corp., the predecessor entities to WSI, to December 31, 1996.
 (6) Per common share amounts for WSI treat shares of WSI Common Stock, potentially issuable pursuant to the WSI Warrant, as issued and outstanding common stock equivalents.
 (7) The equivalent pro forma per common share data for WSI are computed by multiplying RBMG pro forma (WSI Merger only) information by 194,627, the sum of the applicable WSI Exchange Ratios, assuming the RBC Merger is not consummated.
 (8) The equivalent pro forma per common share data for WSI are computed by multiplying RBMG pro forma (WSI Merger and RBC Merger) information by 213,845, the sum of the applicable WSI Exchange Ratios assuming the RBC Merger is consummated.
 (9) RBMG began paying a regular quarterly cash dividend in the third quarter of 1996.
(10) Historical book value per common share data for WSI are computed excluding shares of WSI Common Stock potentially issuable pursuant to the WSI Warrant.

                       SELECTED HISTORICAL FINANCIAL DATA
                                  (UNAUDITED)

     The following tables present for RBMG, RBC and WSI selected consolidated financial data for each of the years in the five year period ended December 31, 1996, and for the three month periods ended March 31, 1996 and 1997. The information for RBMG has been derived from the consolidated financial statements of RBMG, including the unaudited consolidated financial statements of RBMG incorporated in this Joint Proxy Statement/ Prospectus by reference to RBMG's Quarterly Report on Form 10-Q for the three months ended March 31, 1997 and the audited consolidated financial statements of RBMG incorporated in this Joint Proxy Statement/Prospectus by reference to RBMG's 1996 Annual Report on Form 10-K for the year ended December 31, 1996, and should be read in conjunction therewith and the notes thereto. The information for RBC has been derived from the consolidated financial statements of RBC, including the unaudited consolidated financial statements of RBC for the three month periods ended March 31, 1996 and 1997 and the audited consolidated financial statements of RBC for each of the years in the three year period ended December 31, 1996 included elsewhere in this Joint Proxy Statement/Prospectus and should be read in conjunction therewith and the notes thereto. The information for WSI has been derived from the consolidated financial statements of WSI, including the unaudited consolidated financial statements of WSI for the three months ended March 31, 1997 and the audited consolidated financial statements of WSI for the period from April 1, 1996 (the effective date of the leveraged buyout of GF Mortgage Corp. and GF Property Corp., the predecessor entities to WSI) to December 31, 1996 included elsewhere in this Joint Proxy Statement/Prospectus and should be read in conjunction therewith and the notes thereto. The combined information for GF Mortgage Corp. and GF Property Corp., has been derived from the combined financial statements of GF Mortgage Corp. and GF Property Corp., including the audited combined financial statements as of and for the three month period ended March 31, 1996 and for each of the years in the two year period ended December 31, 1995 included elsewhere in this Joint Proxy Statement/Prospectus and should be read in conjunction therewith and the notes thereto. Historical results are not necessarily indicative of results expected for any future period. In the opinion of the managements of RBMG, RBC and WSI, all adjustments, consisting only of normal recurring adjustments necessary to arrive at a fair statement of interim results of operations of RBMG, RBC and WSI have been included. See "Available Information" and "Incorporation of Certain Documents by Reference."

                                      RBMG

                                                                                                           AT OR FOR THE THREE
                                                                                                               MONTHS ENDED
                                                    AT OR FOR THE YEAR ENDED DECEMBER 31,                       MARCH 31,
                                        --------------------------------------------------------------   ------------------------
                                           1992         1993         1994         1995         1996         1996          1997
                                        ----------   ----------   ----------   ----------   ----------   ----------    ----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT
Net interest income...................  $    9,200   $    9,616   $    7,686   $    8,635   $   16,902   $    3,243    $    3,735
Net gain on sale of mortgage loans....       2,262        2,167        1,160       33,822       79,178       18,533        17,027
Gain on sale of mortgage servicing
  rights..............................      17,491       29,202       33,375        7,346        1,105           66         1,491
Loan servicing fees...................       3,216        6,128       14,196       24,205       28,763        7,130         7,535
Total revenues........................      32,826       47,756       56,622       76,697      126,617       29,050        30,057
Salary and employee benefits..........      10,048       12,203       15,986       31,199       55,578       12,666        12,264
Total expenses (including taxes)......      21,576       30,176       38,579       62,478      106,994       24,590        25,587
Net income............................      11,250       17,580       18,043       14,219       19,623        4,460         4,470
PER COMMON SHARE DATA(2)
Net income per common share(3)........  $      N/A   $     0.80(1) $    1.16   $     0.92   $     1.08   $     0.28    $     0.23
Market value per common share at
  period end..........................         N/A         7.43         8.09        13.32        14.25        14.60         15.75
Book value per common share at period
  end.................................         N/A         4.04         5.21         6.00         8.16         7.58          8.37
Cash dividends declared per common
  share...............................                                                            0.06                       0.03
Weighted average shares
  outstanding(3)......................         N/A   15,486,795   15,498,607   15,411,036   18,240,994   16,010,745    19,553,072
BALANCE SHEET
Mortgage loans held for sale and
  mortgage-backed securities..........  $  330,305   $  587,208   $  119,044   $1,035,229   $  802,335   $1,096,644    $  983,622
Mortgage servicing rights, net........      10,630       15,123       65,840       99,912      109,815      100,845       130,006
Total assets..........................     364,328      639,425      237,631    1,231,097    1,028,394    1,306,341     1,234,691
Long-term borrowings..................                                22,000       65,530                    24,000
Total liabilities.....................     344,388      576,942      157,017    1,137,693      871,093    1,160,288     1,073,015
Stockholders' equity and parent equity
  in the division.....................      19,940       62,483       80,614       93,404      157,301      146,053       161,676
OPERATING DATA
Total loan production.................  $2,458,302   $4,239,100   $2,875,265   $7,135,774   $9,995,725   $3,043,560    $2,169,288
Total servicing portfolio (including
  subservicing).......................   1,830,825    3,049,270    5,876,508    7,821,736    8,658,742    9,148,985     9,413,766
Return on average assets..............         N/A(4)       N/A(4)      5.25%        1.95%        1.91%        1.48%         1.87%
Return on average equity..............         N/A(4)       N/A(4)     25.98%       17.00%       14.43%       17.52%        11.27%

---------------

N/A -- Not applicable
(1) RBMG's initial public offering was consummated on June 3, 1993. Net income per common share for 1993 was calculated based on net income subsequent to the date of the initial public offering through December 31, 1993, of $12,465.
(2) Amounts have been adjusted to reflect the five percent stock dividends issued on each of March 8, 1994, September 12, 1994, May 8, 1995 and August 31, 1995, the ten percent stock dividend issued on June 30, 1995, and the seven percent stock dividend issued on September 24, 1996.
(3) Beginning in the first quarter of 1997, RBMG was required to prospectively report net income per common share on a primary net income per common share basis. Accordingly, the weighted average shares outstanding for the three months ended March 31, 1997, includes common stock equivalents while such equivalents are excluded for the prior periods presented.
(4) Because of the significantly different capital structure of RBMG prior to its initial public offering, these statistics are not comparatively meaningful for periods prior to, and including the date on which the initial public offering was consummated.

                                      RBC

                                                                                                      AT OR FOR THE THREE
                                                                                                          MONTHS ENDED
                                                 AT OR FOR THE YEAR ENDED DECEMBER 31,                     MARCH 31,
                                        --------------------------------------------------------    ------------------------
                                        1992(1)      1993       1994        1995         1996          1996          1997
                                        --------   --------   --------   ----------   ----------    ----------    ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
Net interest income...................  $ 46,339   $ 13,762   $  7,085   $    9,893   $    8,130    $    2,785    $    1,242
Net gain on sale of leases............                                        1,617        3,124            19           476
Credit card fees......................     7,420      6,723     23,140       11,637       18,424         3,087
Commercial mortgage loan origination
  fees................................                             244        3,082        4,416           295           477
Commercial mortgage loan and lease
  servicing fees......................                               9        1,014        2,508           469           858
Equity in undistributed earnings of
  RBMG................................                5,153      7,510        5,885        7,424         1,854         1,775
Gain on sale of RBMG Common Stock.....               20,521                                2,456         2,456
Revenues of retail banking business...                           2,454
Gain on sale of retail banking
  business............................                8,878      9,931
Gain on sale of mortgages and mortgage
  servicing rights....................    18,059        368
Gain (loss) on sale of credit cards...     9,178       (101)
Total revenues........................    87,893     59,919     51,295       34,469       47,603        11,310         6,435
Salary and employee benefits..........    26,319     15,618      9,537       11,526       18,360         3,607         2,483
Provision for loan and lease losses...    18,566      6,084      2,000        2,985        2,391         1,015           390
Total expenses (including taxes)......    78,841     43,535     37,094       27,765       40,350         8,339         4,547
Net income............................     9,052     16,384     14,201        6,704        7,253         2,971         1,888
PER COMMON SHARE DATA
Net income per common share...........  $   1.14   $   1.93   $   1.65   $     0.78   $     0.85    $     0.35    $     0.22
Book value per common share at
  period-end..........................      7.91       8.36       9.35         9.70         9.43         10.04          9.65
Cash dividends declared per common
  share...............................                 1.05        .50          .55             (2)
BALANCE SHEET
Loans and lease receivables, net......  $167,831   $159,333   $ 93,931   $  111,885   $   55,583    $  113,591    $   46,709
Investment in RBMG....................       N/A     25,974     33,484       39,369       61,820        56,679        63,374
Total assets..........................   669,430    459,236    177,931      197,038      140,128       196,612       133,722
Long-term borrowings..................                          38,611       11,380
Total liabilities.....................   606,512    388,237     97,385      113,531       60,089       110,134        51,795
Stockholders' equity..................    62,918     70,999     80,546       83,507       80,039        86,478        81,927
OPERATING DATA
Total commercial mortgage loan
  originations........................  $          $          $ 21,468   $  317,940   $  509,415    $   68,780    $   76,472
Total lease production................    15,524     34,518     75,505       94,334       63,284        15,905        10,532
Commercial mortgage loan servicing
  portfolio...........................                         107,691    1,464,360    2,334,451     1,504,774     2,400,990
Lease servicing portfolio (including
  servicing for third parties)........    25,889     44,460     88,066      135,430      129,860       135,604       125,010

---------------

(1) Includes the balance sheet and/or results of operations of the mortgage banking business of the former banking subsidiaries of RBC, which were spun-out to form RBMG in connection with its initial public offering in 1993.
(2) As of the close of business on December 31, 1996, RBC effected a spin-off of its credit card processing subsidiary, RPG, through a distribution of RPG's common stock to RBC Stockholders, which was accounted for as a non-cash dividend in-kind.

                                      WSI

                                                GF MORTGAGE CORP. AND GF PROPERTY CORP.
                                                              COMBINED(1)                      WALSH HOLDING CO., INC.(1)
                                            -----------------------------------------------   -----------------------------
                                             AT OR FROM                           AT OR FOR                   AT OR FOR THE
                                             INCEPTION                            THE THREE   AT OR FOR THE       THREE
                                             (JUNE 14,      AT OR FOR THE YEAR     MONTHS      NINE MONTHS       MONTHS
                                              1993) TO      ENDED DECEMBER 31,      ENDED         ENDED           ENDED
                                            DECEMBER 31,   --------------------   MARCH 31,   DECEMBER 31,      MARCH 31,
                                                1993         1994        1995       1996         1996(2)          1997
                                            ------------   --------    --------   ---------   -------------   -------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
Net interest income.......................    $   276      $     83    $    954   $    525       $  3,074        $    277
Net gain on sales and securitizations of
  mortgage loans and loan fees............        136         7,563       9,738      3,752         26,343          35,799
Total revenues............................        412         7,646      10,692      4,277         29,893          36,076
Salary and employee benefits..............                    4,541       4,585      2,225          8,757           3,192
Total expenses (including taxes)..........        169         7,271       8,630      3,983         21,694          17,696
Net income................................        243           375       2,062        159          8,199          18,380
PER COMMON SHARE DATA
Net income per common share(3)............        N/A           N/A         N/A        N/A       $ 81,998        $183,818
Book value per common share at period
  end.....................................        N/A           N/A         N/A        N/A        112,668         357,720
Cash dividends declared per common
  share...................................        N/A           N/A         N/A        N/A
BALANCE SHEET
Mortgage loans held for sale..............    $            $ 38,229    $ 79,240   $136,293       $253,366        $117,395
Residual certificates.....................                                                          9,861          38,241
Total assets..............................     22,764        45,275      84,015    140,313        284,080         168,757
Total liabilities.........................     21,771        34,407      70,285    126,424        275,631         141,928
Stockholders' equity......................        993        10,868      13,730     13,889          8,449          26,829
OPERATING DATA
Total loan production.....................    $   100      $ 68,700    $299,500   $123,211       $536,863        $242,435
Whole loan sales..........................                   42,800     245,500     63,218        291,274          28,386
Loans sold through securitizations........                                                        113,944         333,738

---------------

N/A -- Not applicable

(1) Effective April 1, 1996, Walsh Holding Co., Inc. acquired GF Mortgage Corp. and GF Property Corp. in a leveraged buyout transaction. The combined financial statements thereof represent the predecessor entities of WSI.
(2) For the period from inception (April 1, 1996) through December 31, 1996.
(3) Net income per common share amounts treat shares of WSI Common Stock potentially issuable pursuant to the WSI Warrant as issued and outstanding common stock equivalents.

                                  RISK FACTORS

     In addition to the other information included in or incorporated by reference into this Joint Proxy Statement/Prospectus and the annexes hereto, the following factors should be considered carefully in evaluating each of the proposed Mergers.

RISKS ASSOCIATED WITH THE MERGERS

  Fixed Exchange Ratios

     The RBC Exchange Ratio, the WSI Exchange Ratio and the WSI Escrow Stock Ratio are expressed in the Merger Agreements as fixed ratios. Accordingly, the exchange ratios will not be adjusted in the event of any increase or decrease in the price of RBMG Common Stock. The sales price of RBMG Common Stock may vary from its sales price at the date of this Joint Proxy Statement/Prospectus and the dates of the RBMG Special Meeting, the RBC Special Meeting and the WSI Special Meeting. Such variations may be the result of changes in the business, operations, or prospects of RBMG, RBC or WSI, market assessments of the likelihood that the Mergers will be consummated and the timing thereof, general market and economic conditions, and other factors. There can be no assurance that the price of RBMG Common Stock on the date of this Joint Proxy Statement/ Prospectus or the dates of the RBC Special Meeting and the WSI Special Meeting will be indicative of its price at the RBC Effective Time and the WSI Effective Time, respectively. The effective time of each merger will occur as soon as practicable following the meetings and the satisfaction or waiver of the conditions set forth in the respective merger agreements. If the RBC Merger is consummated prior to the WSI Effective Time, it is contemplated that the WSI Merger would not occur earlier than 35 days after the RBC Effective Time. Stockholders of RBC and WSI are urged to obtain current market quotations for RBMG Common Stock.

  Uncertainties in Integrating Business Operations

     In determining that the Mergers are advisable and in the best interests of its stockholders, each of the RBMG Special Committee, the RBMG Board, the RBC Board and the WSI Board considered certain benefits expected to result from the consummation thereof. See "The RBC Merger -- Reasons for the RBC Merger" and "The WSI Merger -- Reasons for the WSI Merger." There can be no assurance that any or all of such benefits will be realized as rapidly as currently expected or at all.

  Interests of Certain Persons in the Mergers

     In considering the recommendation of the RBC Merger by the RBMG Special Committee, the RBMG Board and the RBC Board, stockholders should be aware that certain directors and executive officers of RBMG and RBC have certain interests that may present them with potential conflicts of interest with respect to the RBC Merger. See "The RBC Merger -- Interests of Certain Persons in the RBC Merger."

     In considering the recommendation of the WSI Merger by the RBMG Special Committee, the RBMG Board and the WSI Board, stockholders should be aware that certain directors and executive officers of RBMG and WSI have certain interests in the WSI Merger that may present them with potential conflicts of interest with respect to the WSI Merger. See "The WSI Merger -- Interests of Certain Persons in the WSI Merger."

  Control of RBMG by Management and Principal Stockholder

     The WSI Merger Agreement provides that, at the WSI Effective Time, Robert
C. Walsh will serve as President and as a director of RBMG. As a result of the WSI Merger and whether or not the RBC Merger occurs, Robert C. Walsh and his affiliates will own approximately 29.3% of the outstanding shares of RBMG Common Stock. As a result, Robert C. Walsh and his affiliates will exercise considerable influence in any matters submitted to a vote of stockholders and over the management and policies of RBMG.

RISKS RELATING GENERALLY BOTH TO BUSINESS OF RBMG AND TO BUSINESS OF WSI

  General Business Risks

     Each of RBMG's business and WSI's business is subject to various business risks, including competition from other mortgage companies and other financial institutions. Economic conditions affect the consumer's decision to buy or sell residences as well as the number of residential mortgage loan delinquencies and foreclosures, the value of collateral supporting loan portfolios, administrative costs in evaluating and processing mortgage loan applications, and the cost and availability of funds that mortgage banking companies rely upon to make or purchase loans. Changes in the level of consumer confidence, tax laws, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types originated or purchased by RBMG or WSI, as the case may be, less attractive to borrowers or investors. Competition also may be affected by fluctuations in interest rates, general economic conditions, and localized economic conditions.

     RBMG and WSI each continues to face the same challenges as other companies within the mortgage banking industry and as such neither is immune from significant volume declines precipitated by changes in interest rates or other factors beyond their respective control.

  Competition

     The mortgage banking business is highly competitive. Each of RBMG and WSI competes with other mortgage banking companies, commercial banks, savings associations, credit unions and other financial institutions in every aspect of its business, including funding and purchasing loans from mortgage brokers, purchasing loans from correspondents and, in the case of RBMG, acquiring loan servicing rights. Each of RBMG and WSI competes with mortgage banking companies and other financial institutions that may have greater financial resources, better operating efficiencies and longer operating histories than either RBMG or WSI. Furthermore, increasing consolidation in the mortgage industry is leading to an increased market share for the largest mortgage companies. At the same time, the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") are developing technologies and business practices that could reduce their reliance on large mortgage companies for loan production and enable them to access smaller producers for volume. To the extent that market pricing becomes more competitive, RBMG or WSI may be unable to achieve its planned level of originations and RBMG may be unable to consummate acquisitions of servicing rights at a satisfactory cost.

     In addition, the current level of gains realized by WSI and its competitors on the sale of the type of loans they originate and purchase is attracting and may continue to attract additional competitors into the sub-prime mortgage market. As a consequence, WSI in the future may be faced with increasing pricing pressure from competitors seeking to purchase loans from WSI's network of mortgage bankers, which could result in higher costs to WSI to purchase its loan volume, thereby lowering gain on loan sales and adversely impacting profitability. Furthermore, establishing a broker and mortgage banker-sourced loan business typically requires a substantially smaller commitment of capital and personnel resources than a direct-sourced loan business. This relatively lower barrier to entry permits new competitors easier access to the broker and mortgage banker-sourced loan market.

     Increased competition could also have the possible effects of (i) lowering gains that may be realized on WSI's loan sales, (ii) reducing the volume of WSI's loan originations and loan sales, (iii) increasing the demand for WSI's experienced personnel and the potential that such personnel will be recruited by WSI's competitors, and (iv) lowering the industry standard for sub-prime underwriting guidelines (for example, by providing for less stringent loan-to-value ratios) as competitors attempt to increase or maintain market share in the face of increased competition.

     Due to the foregoing considerations, there can be no assurance that either RBMG or WSI will be able to continue to compete successfully in the markets they serve. Inability to compete successfully would have a material adverse effect on the results of operations and financial condition of RBMG or WSI, as the case may be.

  Regulation, Possible Changes and Related Matters

     RBMG's mortgage banking business is subject to the rules and regulations of the Department of Housing and Urban Development ("HUD"), the Federal Housing Administration ("FHA"), the Veterans Administration ("VA"), FNMA, FHLMC, the Governmental National Mortgage Association ("GNMA"), and other regulatory agencies with respect to originating, processing, underwriting, selling, securitizing, and servicing mortgage loans. WSI's mortgage banking business is subject to the rules and regulations of HUD. In addition, there are other federal and state statutes and regulations affecting the activities of both RBMG and WSI. These rules and regulations, among other things, impose licensing obligations on RBMG and WSI, prohibit discrimination and establish underwriting guidelines that include provisions for inspections and appraisals, require credit reports on prospective borrowers, establish eligibility criteria for mortgage loans, and fix maximum loan amounts.

     Moreover, lenders such as RBMG are required annually to submit audited financial statements to FNMA, FHLMC, GNMA, HUD, and various state regulatory authorities, and to comply with each regulatory entity's financial requirements. RBMG's business is also subject to examination by FNMA, FHLMC, GNMA and state regulatory authorities at all times to assure compliance with applicable regulations, policies, and procedures. Lenders such as WSI are required to submit audited financial statements to HUD and various state regulatory authorities, and to comply with each regulatory entity's financial requirements. WSI's business is also subject to examination by HUD and state regulatory authorities at all times to assure compliance with applicable regulations, policies, and procedures.

     Mortgage origination activities, which are conducted by each of RBMG and WSI, are subject to the provisions of various federal and state statutes including, among others, the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act (including, with respect to loans of the type originated or purchased by WSI, the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, the Fair Credit Reporting Act of 1970, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act of 1974 ("RESPA"), the Fair Housing Act, and the regulations promulgated thereunder, which, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs, limit fees and charges paid by borrowers and lenders, and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. RBMG is further subject to federal and state laws and regulations governing the activities involved in servicing mortgage loans, including RESPA, the Federal Debt Collection Practices Act (with respect to the servicing of loans that are in default when the right to service is acquired by RBMG), as well as other federal and state statutes and regulations affecting RBMG's servicing activities. These statutes and regulations, among other things, regulate assessment, collection, foreclosure and claims handling, and investment and interest payments on escrow balances.

     Failure to comply with any of the foregoing requirements regulating mortgage origination or mortgage servicing activities can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, certain rights of rescission for borrowers, class action lawsuits, and administrative enforcement actions. Such regulatory requirements are subject to change from time to time and may in the future become more restrictive, thereby making compliance more difficult or expensive or otherwise restricting the ability of each of RBMG and WSI to conduct their respective businesses as such businesses are now conducted.

  Litigation Affecting the Mortgage Banking Industry

     In recent years, the mortgage banking industry has been subject to class action lawsuits that allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Most recently, at least 35 purported class action lawsuits have been commenced against various mortgage companies alleging, inter alia, that the payment of certain fees to mortgage brokers violates the anti-kickback provisions of RESPA. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. Such a change may have a material adverse effect on RBMG, WSI and the entire mortgage lending industry. Class action lawsuits may continue to be filed in the future against the mortgage banking industry generally. No prediction can be made as to whether the ultimate decisions in any of these class actions will be adverse to the defendant mortgage companies.

  Environmental Matters

     In the course of their respective businesses, through the foreclosure process each of RBMG and WSI has acquired, and may acquire in the future, properties securing loans that are in default. Although each of RBMG and WSI lends to owners of residential properties, there is a risk that RBMG or WSI, as the case may be, could be required to investigate and cleanup hazardous or toxic substances or chemical releases at such properties after its acquisition, and may be held liable to a governmental entity or to third-parties for property damage, personal injury and investigation cleanup costs incurred by such parties in connection with the contamination.

     To date, neither RBMG nor WSI has been required to perform any investigation or cleanup activities of any material nature, nor has either been subject to any environmental claims. No assurance can be given, however, that this will remain the case in the future.

  Dependence Upon Independent Mortgage Brokers and Mortgage Bankers

     Each of RBMG and WSI depends largely upon independent mortgage bankers, including smaller mortgage companies and commercial banks, and, to a lesser extent, upon independent mortgage brokers, for its originations and purchases of mortgage loans. Substantially all of the independent mortgage brokers and mortgage bankers with whom each of RBMG and WSI does business deal with multiple loan originators for each prospective borrower. Wholesale originators, such as RBMG and WSI, compete for business based upon pricing, service, loan fees and costs, and other factors. RBMG's and WSI's competitors also seek to establish relationships with such independent mortgage bankers and mortgage brokers, none of whom is obligated by contract or otherwise to continue to do business with RBMG or WSI. In addition, each of RBMG and WSI expects the volume of broker and mortgage banker-sourced loans purchased by it to increase. Future operating and financial results of RBMG and WSI may be more susceptible to fluctuations in the volume and cost of their respective broker and mortgage banker-sourced loans resulting from, among other things, competition from other purchasers of such loans.

RISKS RELATING TO BUSINESS OF RBMG

     Net Interest Income

     RBMG's loans held for sale are generally funded by borrowings under its revolving warehouse credit line. RBMG's net warehouse interest income is the difference between the interest income it earns on loans held for sale (generally based on long-term interest rates) and the interest it pays on its borrowings (generally based on short-term interest rates). The factors that can affect this spread include interest rates charged by lenders, the relationship between long-term and short-term interest rates and the use of compensating balances (escrow funds held on deposit with lending banks) to decrease interest rates charged on borrowed funds. There can be no assurance that this spread will not decrease from its current level. A decrease in the spread would have a negative effect on RBMG's net interest income.

     RBMG's net income reflects a reduction in interest expense on its borrowings with depository institutions for escrow funds placed with such institutions. Net income could be adversely affected to the extent that proposed revisions of applicable bank regulations cause these escrow accounts to be recharacterized as demand deposit accounts, thereby requiring reserves to be established with Federal Reserve Banks, which would reduce the amount of the reduction in RBMG's interest expense on its borrowings. Other regulatory changes or interpretations that change the ability of RBMG to receive credit for escrow balances would adversely affect RBMG.

     In addition, certain states require that interest be paid to mortgagors on escrow funds deposited by them to cover mortgage-related payments such as property taxes and insurance premiums. Federal legislation has in the past been introduced that would, if enacted, revise current escrow regulations and establish a uniform interest payment requirement in all states. If such federal legislation were enacted or if additional states enact legislation relating to payment of, or increases in the rate of, interest on escrow balances, or if such legislation were retroactively applied to loans in RBMG's servicing portfolio, RBMG's earnings would be adversely affected.

  Volume of Mortgage Loans Produced

     During periods of declining interest rates, RBMG typically experiences an increase in loan originations because of increased home purchases and, particularly, increased refinancing activity. During 1990 to 1993, a period of generally declining interest rates, refinancing activity as a percentage of total originations in the industry increased from 23% in 1990 to 55% in 1993. In contrast, refinancing activity decreased to 32% of total originations in 1994, 25% in 1995 and 29% in 1996 as the result of generally increasing interest rates. Increases in interest rates in the future may adversely affect refinancing activity, which could have an adverse effect on RBMG's origination revenues.

     Sales of Mortgage Loans

     Gains or losses on sales of mortgage loans may result from changes in interest rates from the time the interest rate on a customer's mortgage loan application is established to the time RBMG sells the loan. At any given time, RBMG has committed to sell substantially all of its mortgage loans that are closed and a percentage of the mortgage loans that are not yet closed but for which the interest rate has been established ("pipeline loans"). To manage the interest rate risk of RBMG's pipeline loans, RBMG continuously projects the percentage of the pipeline loans it expects to close and, on the basis of such projections, enters into forward sales commitments to sell such loans. To reduce the effect of such interest rate changes, RBMG employs a variety of techniques, currently consisting of a combination of mandatory forward sales commitments for mortgage-backed securities and put and call option contracts on treasuries.

     If interest rates make an unanticipated change, the actual percentage of pipeline loans that close may differ from the projected percentage. A sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this may not have been anticipated, RBMG may not have made forward sales commitments to sell these additional loans and consequently may incur significant losses upon their sale at current market prices, adversely affecting results of operations. Likewise, if a lower percentage of pipeline loans closes than was projected, due to a sudden decrease in interest rates or otherwise, RBMG may have committed to sell more loans than actually close and as a result may incur significant losses in fulfilling these commitments, adversely affecting results of operations. This risk is greater during times of volatility of interest rates.

  Forward Sale Arrangements

     In connection with its mortgage loan sales and mortgage servicing rights sales programs, which involve the sale of mortgage loans, mortgage-backed securities and servicing rights on a forward or other deferred delivery and payment basis, RBMG has credit risk exposure to the extent purchasers are unable to meet the terms of their forward purchase contracts. As is customary in the marketplace, none of the forward payment obligations of any of RBMG's counterparties is currently secured or subject to margin requirements. Although RBMG has never suffered a loss as a result of a default by a forward contract counterparty, RBMG attempts to limit its credit exposure on forward sales arrangements on mortgage loans and mortgage-backed securities by entering into forward contracts only with institutions that RBMG believes are acceptable credit risks and by limiting exposure to any single counterparty by selling to a number of investors. For example, it is RBMG's current policy based on RBMG's current size that not more than the lesser of (i) $350 million or (ii) 40% of the total of the forward purchase contracts outstanding at any time be with any single counterparty. All counterparties are obligated to settle their sales in accordance with the terms of the related forward sale agreement. RBMG also attempts to limit its exposure on flow servicing sales by only selling to institutions that RBMG believes are acceptable credit risks.

     Value of Mortgage Servicing Rights

     The value of RBMG's servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. In periods of declining interest rates, the economic advantages to borrowers of refinancing their mortgage loans become greater. Increases in the rate of mortgage loan prepayments reduce the period during which RBMG receives servicing income from such loans. RBMG capitalizes the cost of the acquisition of servicing rights from third parties and began in 1996 to capitalize servicing rights on loans that it originates. The value of servicing rights is based upon the net present value of future cash flows. If the rate of prepayment of the related loans exceeds the rate assumed by RBMG, due to a significant reduction in interest rates or otherwise, the value of the RBMG servicing portfolio will decrease and accelerated amortization of servicing rights or recognition of an impairment provision may become necessary, thereby decreasing earnings. RBMG attempts to mitigate these risks with respect to the value of its servicing rights by maintaining a portfolio of interest rate option contracts whose value tends to increase in periods of declining interest rates thus mitigating the decline in value typical during the same period with respect to servicing rights. However, there can be no assurance that RBMG's efforts to mitigate these risks will prevent value loss or impairment provisions.

     Sales of Mortgage Servicing Rights

     The prices obtained by RBMG upon the sale of its mortgage servicing rights depend upon a number of factors, including the general supply of and demand for mortgage servicing rights, as well as prepayment and delinquency rates on the portfolio of mortgage servicing rights being sold. Interest rate changes can affect the ability to sell, or the profitability of a sale of, mortgage servicing rights to a third party. Purchasers of mortgage servicing rights analyze a variety of factors, including prepayment sensitivity of loans underlying servicing rights, to determine the purchase price they are willing to pay. Thus, in periods of declining interest rates, sales of mortgage servicing rights related to higher interest rate loans may be less profitable than sales of mortgage servicing rights related to lower interest rate loans as it is possible that such higher interest rate loans will be refinanced. Because these factors are largely beyond the control of RBMG, there can be no assurance that the current level of profitability from the sale of mortgage servicing rights will be maintained.

     Fluctuations in Performance

     RBMG's operating results can fluctuate substantially from period to period as a result of a number of factors, including the volume of loan production, interest rates, the level of amortization of mortgage servicing rights required by prepayment rates and the performance of RBMG's servicing portfolio hedge, which currently consists primarily of interest rate option contracts for ten year CMT floors. In particular, RBMG's results are strongly influenced by the level of loan production, which is influenced by the interest rate environment and other economic factors. Accordingly, the net income of RBMG may fluctuate substantially from period to period.

     Liabilities Under Representations and Warranties

     In the ordinary course of business, RBMG makes representations and warranties to the purchasers and insurers of its mortgage loans and the purchasers of mortgage servicing rights regarding compliance with laws, regulations and program standards and as to accuracy of information. Under certain circumstances, RBMG may become liable for certain damages or may be required to repurchase a loan if there has been a breach of representations or warranties. RBMG generally receives similar representations and warranties from the correspondents from whom it purchases loans. However, in the event of breaches of such representations and warranties, RBMG is subject to the risk that a correspondent may not have the financial capacity to repurchase loans when called upon to do so by RBMG or otherwise respond to demands made by RBMG. Although RBMG has not incurred losses in any material respect as a result of mortgage loan repurchases due to breaches in representations and warranties, there can be no assurance that RBMG will not experience such losses in the future.

     Delinquency and Default Risks

     RBMG's profitability may be negatively impacted by economic downturns as during such periods the frequency of loan defaults tends to increase. RBMG originates and purchases conventional loans as well as loans insured by FHA or partially guaranteed by VA. In the case of conventional loans, RBMG is generally at risk for any mortgage loan default from origination or purchase by RBMG, as the case may be, until the loan is sold (typically less than 45 days). Once RBMG sells the loan, the risk of loss from mortgage loan default and foreclosure generally passes to the purchaser or insurer of the loan. RBMG has from the time an FHA or VA mortgage loan is originated or purchased until the first payment is due, a minimum of 31 days, to request insurance or a guarantee certificate from the FHA and the VA, respectively. Once the insurance or the guarantee certificate is issued, RBMG has no risk of default or foreclosure except with respect to certain losses related to foreclosures of FHA mortgage loans and losses that exceed the VA's guarantee limitation.

     RBMG is also affected by mortgage loan delinquencies and defaults on the mortgage loans that it services. Under certain types of servicing contracts, particularly contracts to service loans that have been pooled or securitized, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are unavailable.

     With respect to VA loans, the VA guarantees the initial losses on a loan. The guaranteed amount generally ranges from 20% to 35% of the original principal balance. Before each foreclosure sale, the VA determines whether to bid to purchase the foreclosed loan by comparing the estimated net sale proceeds to the outstanding principal balance and the servicer's accumulated reimbursable costs and fees. If this amount is a loss and exceeds the guaranteed amount, the VA typically issues a no-bid and pays the servicer the guaranteed amount. Whenever a no-bid is issued, the servicer absorbs the loss, if any, in excess of the sum of the guaranteed principal and amounts recovered at the foreclosure sale. RBMG's historical delinquency and foreclosure rate experience on VA loans has generally been consistent with that of the industry.

     In the case of loans insured by the FHA, RBMG will not be reimbursed for certain amounts if foreclosure becomes necessary. Such amounts include interest on the mortgage loan for the first two months subsequent to the loan becoming delinquent and a portion of the costs of foreclosure (generally the unreimbursed amount of such costs is limited to one-third).

     With respect to VA loans, FHA loans and conventional loans, the servicer generally is reimbursed ultimately by the mortgage loan owner or from liquidation proceeds. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be extinguished as a result of foreclosure proceedings and any servicing income ceased. As a consequence, RBMG will forego servicing income from the time such loan becomes delinquent until it is foreclosed upon or is brought current. RBMG maintains a reserve for possible losses at a level considered adequate to provide for known and inherent risks related to foreclosure and disposition losses. RBMG's evaluation of an adequate level of foreclosure reserves considers past loss experience, industry loss experience, geographic and product concentrations, delinquency trends, economic conditions and other relevant factors. While RBMG uses the best currently available information to make such evaluation, future adjustments to the foreclosure reserve will be required as conditions and assumptions are revised in response to changes in trends and the other factors and assumptions relevant to RBMG's evaluation.

  Availability of Funding Sources; Substantial Leverage

     RBMG requires substantial financing for its business operations. Such financing is currently provided primarily under (i) a 364-day secured mortgage warehousing revolving credit agreement, dated as of July 31, 1996, and entered into by RBMG and The Bank of New York, as agent, and the several banks identified on the signature pages thereto (the "Bank Credit Agreement"), (ii) a 364-day secured revolving term credit agreement, dated as of July 31, 1996, and entered into by RBMG and The Bank of New York, as agent, and the several banks identified on the signature pages thereto (the "Term Agreement"), and (iii) an uncommitted gestation financing facility, dated November 1, 1995, and entered into by RBMG and Chase Manhattan Corporation (the "Gestation Facility"). As of May 31, 1997, RBMG had aggregate outstanding indebtedness of approximately $470,000,000, and $100,000,000 of additional availability under the Bank Credit Agreement, had aggregate outstanding indebtedness of approximately $42,200,000 and $157,800,000 of availability under the Term Agreement and had aggregate outstanding indebtedness of approximately $293,026,000 and $906,974,000 of availability under the

Gestation Facility. RBMG may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its current indebtedness.

     The degree to which RBMG is leveraged could have important consequences to holders of RBMG Common Stock, including the following: (i) RBMG's ability to grow will depend on its ability to obtain additional financing in the future for originating loans, investment in servicing rights, working capital, capital expenditures and general corporate purposes; (ii) a substantial portion of RBMG's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing the funds available to finance operations or pay cash dividends; and (iii) RBMG may be more highly leveraged than certain of its competitors, which may place RBMG at a competitive disadvantage and make it more vulnerable to economic downturns.

     To the extent that RBMG is not successful in negotiating renewals of its borrowings or in arranging new financing, it may have to curtail its origination activities and/or sell significant portions of its servicing portfolio, which would have a material adverse effect on RBMG's business and results of operations. Among the factors that will affect RBMG's ability to refinance its bank credit and term facilities are financial market conditions and the value and performance of RBMG prior to the time of such refinancing. There can be no assurance that any such refinancing can be successfully completed at advantageous rates or at all.

  Federal Programs; Availability of Active Secondary Market

     RBMG's ability to generate funds by sales of mortgage-backed securities is largely dependent upon the continuation of programs administered by FNMA, FHLMC and GNMA, which facilitate the issuance of such securities, as well as RBMG's continued eligibility to participate in such programs. In addition, approximately 42% (based on 1996 mortgage loan production) of RBMG's business is dependent upon the continuation of various programs administered by the FHA, which insures mortgage loans, and the VA, which partially guarantees mortgage loans. Although RBMG is not aware of any proposed discontinuation of, or significant reduction in, the operation of such programs, any such changes could have a material adverse effect on RBMG's operations. RBMG anticipates that it will continue to remain eligible to participate in such programs, but any significant impairment of such eligibility would materially adversely affect its operations. In addition, the mortgage loan products eligible for such programs may be changed from time to time by the sponsor. The profitability of specific types of mortgage loan products may vary depending on a number of factors, including the administrative costs to RBMG of originating or purchasing such types of mortgage loans.

     There can be no assurance that RBMG will be successful in effecting the sale of mortgage loans at the historic price or volume levels in any particular future periods. Any significant change in the secondary market level of activity or underwriting criteria of FNMA, FHLMC or private investors could have a material adverse effect on the gain or loss on sales of mortgage loans recorded by RBMG and therefore on RBMG's results of operations.

  Effect of Certain Charter and Bylaw Provisions; Possible Issuance of Preferred Stock; Stockholders Agreement

     Certain provisions of the RBMG Certificate and the RBMG Bylaws could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving RBMG, even if such events could be beneficial to the interests of the stockholders. For example, the RBMG Certificate and the RBMG Bylaws provide certain limitations on the calling of a special meeting of stockholders and the RBMG Bylaws require advance notice before certain proposals can be considered at stockholder meetings. Pursuant to the RBMG Certificate, shares of preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the RBMG Board may determine. The ability to issue preferred stock, including in connection with the RBMG Rights Plan (See "The WSI Merger -- Certain Agreements in Connection with the WSI Merger -- The RBMG Rights Plan"), provides desirable flexibility in connection with acquisitions and other corporate transactions. However, the rights of the holders of RBMG Common Stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future, and the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of RBMG. RBMG has no present plans to issue any shares of preferred stock. In connection with the WSI Merger, RBMG and certain WSI Stockholders will enter into the Stockholders Agreement (as defined in "The WSI Merger -- Certain Agreements in Connection with the WSI Merger -- Stockholders Agreement") providing for the composition of the RBMG Board following the WSI Merger. The Stockholders Agreement could have the effect of making a change in the composition of the RBMG Board more difficult and thereby hindering a change of control transaction.

  Dependence on Key Individuals

     The success of RBMG is in large part dependent upon the efforts of Edward
J. Sebastian, Chairman and Chief Executive Officer, and David W. Johnson, Jr., Vice Chairman and Managing Director. The loss of the services of either of these two officers could have a material adverse effect upon RBMG if a suitable replacement could not be quickly retained. RBMG has obtained key man life insurance policies on Mr. Sebastian in the amount of $2,000,000 and Mr. Johnson in the amount of $5,000,000. RBMG also has entered into certain employment and employment related agreements with Mr. Johnson.

RISKS RELATING TO BUSINESS OF WSI

  Limited Operating History

     WSI's operating subsidiary commenced its current operations of purchasing, originating, and selling and securitizing non-conforming mortgage loans in 1994 and, therefore, has a limited operating history. Although WSI has experienced substantial growth in mortgage loan originations and total revenues, and expansion of its independent mortgage banker network and regional sales offices, there can be no assurance that these rates of growth will be sustainable or indicative of future results or that WSI will continue to be profitable in the future.

  Absence of Seasoned Loan Product; Uncertainty of Credit Quality

     Prior to September 1996, all of WSI's loan sales were made on a servicing released whole loan basis, resulting in the transfer of the attendant mortgage servicing rights to the purchasers of such loans. WSI has generally sold mortgage loans in the secondary market on a whole loan basis to institutional purchasers after holding the loans for a relatively short period of time prior to sale, and as a result, WSI is unable to determine with any degree of accuracy, the delinquency, foreclosure, loss or prepayment rates on such loans. Similarly, the loans securitized and sold by WSI in its first securitization completed in September 1996 and the three additional securitization transactions completed in the first quarter of 1997 were recently purchased or originated loans and, as a result, any delinquency, foreclosure, loss or prepayment information relating to such loans is not believed by WSI to be indicative of results to be experienced in the future. As a result, at this time WSI is unable to accurately quantify the rates of delinquency, foreclosure, loss and prepayments on its loans and assess whether WSI's underwriting guidelines and quality control criteria serve to maintain delinquency and foreclosure ratios, and loss and prepayment rates at acceptable levels. In the event that pools of loans sold in securitizations experience higher delinquencies, foreclosures, losses or prepayments than anticipated, there could be a material adverse effect on WSI's results of operations and financial condition due to several factors such as anticipated increases in credit enhancement levels that may be required in future securitizations involving WSI loans, as well as the adverse impact to the value of the residual interests held by WSI.

  Risks Related to Lower Credit-Grade Borrowers

     Loans made to non-conventional borrowers typically entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. As a consequence, the risk of foreclosure increases with loans made to credit-impaired borrowers. Although foreclosure sales are typically public sales, third-party purchasers rarely bid in excess of the lender's lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and the requirement that the purchaser pay for the property in cash or by cashiers check. Thus, the foreclosing lender often purchases the property from the trustee or referee for an amount equal to the sum of the principal amount outstanding under the loan, accrued and unpaid interest and expenses of foreclosure.

Depending on market conditions, the ultimate proceeds of the sale may not equal WSI's investment in the property.

     While WSI believes that the underwriting criteria it employs enable it to mitigate the higher risks inherent in loans made to non-conventional borrowers, no assurance can be given that such criteria will afford adequate protection against such risks. In the event that pools of loans sold in securitizations by WSI experience higher delinquencies, foreclosures or losses than anticipated, there could be a material adverse effect on WSI's results of operations or financial condition due to several factors such as anticipated increases in credit enhancement levels that may be required in future securitizations involving WSI loans, as well as the adverse impact to the value of the residual interests held by WSI because the related loan pools experience higher losses thereby reducing the amount of cash available to WSI as the residual interest owner.

  Effect of Adverse Economic Conditions

     WSI's business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by decreased demand for consumer credit and by declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings. A decline in real estate values also increases the loan-to-value ratios of loans previously made by WSI, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. WSI's actual rates of delinquencies, foreclosures and losses on such loans could be higher than mortgage industry averages in general under adverse economic conditions since WSI focuses on borrowers who are unable to obtain mortgage financing from conventional mortgage sources due to credit impairment or poor credit history. A sustained period of adverse economic conditions may increase delinquencies, foreclosures and losses which could adversely affect WSI's results of operations and financial condition.

  Changes in Interest Rates

     WSI's future profitability may be directly affected by the levels of and fluctuations in interest rates, which affect WSI's ability to earn a spread between interest received on its loans held for sale and the cost of borrowings under WSI's warehouse line. The profitability of WSI is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. Such interest rate increase would have the effect of reducing the value of loans held for sale and would adversely affect the interest rate differential between newly originated loans and the pass-through rate on loans that are securitized. Conversely, a significant decline in interest rates may increase prepayments and require WSI to write down the value of its residual certificates on loans that have been securitized, thereby negatively impacting earnings. Furthermore, inverse or flattened interest yield curves could have an adverse impact on WSI's profitability because WSI offers loans based on long-term rates while the warehouse line of credit facility bears a short-term interest rate and securitizations bear medium-term rates.

  Future Dependence on Securitization; Impact on Quarterly Operating Results

     Prior to September 1996, all of WSI's loan sales were completed on a whole loan basis to institutional purchasers for a cash premium. Since September 1996, WSI has implemented a loan sale strategy that focuses on sales through securitizations. In implementing this strategy, WSI completed a securitization in September 1996 of $113 million of loans and three securitizations in the first quarter of 1997 aggregating $333.7 million all through private offerings. Under this strategy, WSI will rely significantly on securitization to generate cash proceeds for repayment of its warehouse credit facility and to enable WSI to originate and purchase additional loans. Several factors will affect WSI's ability to complete securitizations, including conditions in the securities markets generally, conditions in the mortgage-backed securities markets specifically, the credit quality of WSI's servicing portfolio and WSI's ability to obtain credit enhancement. Any substantial delays in accessing, or reductions in the size or the anticipated availability of, the securitization market for WSI's loans could have a material adverse effect on WSI's results of operations and financial condition.

     WSI currently derives a majority of its revenues from securitizations. If WSI were unable to securitize profitably a sufficient number of its loans in a particular financial reporting period, WSI's revenues for such period would decline, which could result in lower income or a loss for such period. WSI's revenues may vary on a quarterly basis due to other factors, including the volume of WSI's loan purchases and originations, the differences between WSI's cost of funds and the average interest rates of purchased or originated loans, the pass-through rate for regular interests issued in securitizations, and the timing and size of the securitizations.

  Residual Certificates

     At March 31, 1997, WSI's balance sheet reflected the fair value of residual certificates of approximately $38.2 million. WSI records as an investment its retained interest in its securitized loans (residual certificates) and derives a substantial portion of its income by recognizing gains upon sales of regular Real Estate Mortgage Investment Conduit ("REMIC") interests in loans through securitizations. Realization of the value of these residual certificates in cash is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flows associated therewith. WSI estimates future cash flows from these residual certificates, values them utilizing assumptions that it believes are consistent with those that would be utilized by an unaffiliated third party purchaser, and records them as trading securities at fair value in accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities" and SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." If actual experience differs from the assumptions used in the determination of the fair value of these assets, future cash flows and earnings could be negatively impacted and WSI would be required to write down the fair value of its residual certificates. No assurance can be given that residual certificates could be sold at their reported fair value, if at all.

  Concentration of Operations in New Jersey

     Approximately 31% and 24% of the dollar volume of the loans originated or purchased by WSI during the nine months ended December 31, 1996 and the three months ended March 31, 1997, respectively, were secured by residential properties located in New Jersey. Although WSI continues to expand its branch offices and network of independent mortgage bankers outside New Jersey, a significant portion of WSI's loan purchase and origination volume is likely to be based in New Jersey for the foreseeable future. Consequently, WSI's results of operations and financial conditions are dependent upon general trends in the New Jersey economy and its residential real estate market. Residential real estate market declines may adversely affect the values of the property securing loans such that principal balances of the loans, together with any primary financing on the mortgage properties, may equal or exceed the value of the mortgage properties. The existence of adverse economic conditions in New Jersey could have a material adverse effect on WSI's results of operations and financial condition.

  Contingent Risks

     Although WSI sells on a nonrecourse basis substantially all loans that it purchases and originates, WSI remains subject to some degree of credit risk on substantially all loans it purchases or originates. Pending the sale of the loans, WSI is subject to the various business risks associated with lending, including borrower default, foreclosure and a decline in the value of loans to potential purchasers resulting from an increase in interest rates. Moreover, the documents governing WSI's existing and anticipated securitizations require WSI to commit to repurchase or replace loans that do not conform to the representations and warranties made by WSI at the time of sale. Similarly, WSI's sales of whole loans are made pursuant to agreements that generally provide for recourse by the purchaser against WSI in the event of a breach of a representation or warranty made by WSI, any fraud or misrepresentation during the mortgage loan origination process or for an early prepayment of the loan.

  Risks of Contracted Servicing

     WSI currently contracts for the servicing of all loans it purchases, originates, and holds for sale with Temple-Inland Mortgage Corporation ("Temple-Inland"). In addition, WSI sold to Temple-Inland, in separate transactions, the servicing rights for the loans included in each of the securitizations completed in September

1996 and in the first quarter of 1997. WSI anticipates that it will continue to negotiate the sale of servicing rights for loans included in a securitization with Temple-Inland on a transaction-by-transaction basis. However, no assurance can be given that WSI will be successful in negotiating for such servicing functions for proposed securitizations on terms favorable to WSI. In addition, as with any mortgage originator that relies on an external service provider, WSI is subject to the risks associated with inadequate or untimely services. WSI regularly reviews the delinquencies of its servicing portfolio. Many of WSI's borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. A substantial increase in WSI's delinquency rate or foreclosure rate could adversely affect its ability to profitably access the capital markets for its financing needs, including future securitizations.

 Risk of Competition from Government-Sponsored Entities

     In the future, WSI may also face competition from, among others, government-sponsored entities that may enter the sub-prime mortgage market. Existing or new loan purchase programs may be expanded by FNMA, FHLMC or GNMA to include sub-prime mortgages, particularly those in the "A-" category, which constitute a significant portion of WSI's loan production.

 Elimination of Deductibility of Mortgage Interest Could Adversely Affect Results of Operations

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of WSI's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the kind of loans offered by WSI.

  Ability of WSI to Implement its Growth Strategy

     WSI's growth strategy involves expanding its independent mortgage banker-sourced loan business through increased penetration into existing markets and expansion into new markets while maintaining its customary premiums on sale, interest rate spreads and underwriting criteria. Implementation of this strategy will depend in large part on WSI's ability to (i) expand its independent mortgage banker network in markets with a sufficient concentration of borrowers meeting WSI's underwriting criteria, (ii) hire, train and retain skilled employees, and (iii) continue to expand in the face of increasing competition from other mortgage lenders. There can be no assurance that WSI will be able to implement these growth strategies, or that such strategies will be effective. See "Business of WSI."

  Dependence on Key Individuals

     WSI's growth and development to date have been dependent upon the services of certain members of its senior management. The loss of the services of one or more of such members of senior management of WSI could have a material adverse effect on WSI if suitable replacements could not be quickly retained. See "WSI Common Stock Ownership by Management and Principal Stockholders, Directors and Officers -- Employment Agreements."

RISKS RELATING TO BUSINESS OF RBC

  Business Risks Similar to those of RBMG and WSI

     RBC's business is subject to a number of business risks that are similar to those discussed above with respect to RBMG and WSI, including competition from other equipment leasing and commercial mortgage banking companies, many of which are better capitalized, changes in economic conditions, potential liabilities under representations and warranties made in connection with the origination of leases and commercial mortgage loans and delinquency and default risks. Changes in interest rates also can have a variety of effects on RBC's business. In particular, changes in interest rates affect the volume of originations, and the profitability of, equipment leases and commercial mortgage loans. Furthermore, RBC's equipment leasing business depends largely on independent lease brokers who are not contractually obligated to do business with RBC. As a result of these and other factors, RBC's operating results can fluctuate substantially from period to period.

  Dependence on RBMG

     RBC's recent earnings have been largely attributable to RBMG and could be adversely affected by the future performance and corporate actions of RBMG. For the years 1994, 1995 and 1996, and the three months ended March 31, 1996 and 1997, RBMG accounted for 37.7%, 76.6%, 128.0%, 121.6% and 80.6%, respectively, of RBC's pre-tax income and 52.9%, 87.8%, 136.2%, 145.1% and 94.0%, respectively, of its net income. In addition, if the WSI Merger is consummated, but not the RBC Merger, RBC's equity interest in RBMG will be lowered to 18.6%.

  Dependence on Single Equipment Lease Client

     The growth and profitability of RBC's equipment lease business are dependent to a large extent on its ability to sell leases to and service leases for third parties. Currently, RBC has in place an agreement to offer to sell equipment leases to only one client; however, neither party is obligated to buy or sell. The client has acquired leases monthly since December 1996, but there is no assurance of future sales. This client accounted for 65% and 75%, respectively, of lease non-interest revenues for 1996 and the three months ended March 31, 1997. RBC has a $50 million revolving credit facility that expires in August 1997 and which RBC expects to renew or replace upon termination. RBC uses the proceeds of the credit facility to acquire leases and hold such leases until they are sold. RBC's ability to acquire leases depends upon RBC's ability to maintain its revolving credit facility or similar financing and to periodically sell leases held by it. While RBC believes that it will be able to maintain such financing and to acquire and sell sufficient equipment lease receivables to enable its equipment leasing business to be profitable, there can be no assurance that it will be able to do so. There can be no assurance that RBC will be able to obtain other equipment lease clients, which could have a material adverse effect on the business and results of operations of RBC.

  Concentration in Commercial Mortgage Loan Business

     At March 31, 1997, approximately 47% of the commercial mortgage loans serviced by Laureate Realty were owned by one investor. That investor accounted for 32% of RBC's 1996 commercial mortgage fees and 22% of RBC's commercial mortgage fees during the quarter ended March 31, 1997. The loss of this investor as a client could have a material adverse effect on the business and results of operations of RBC.

  Availability of Funding Sources; Substantial Leverage

     RBC requires substantial financing for its business operations. Such financing is currently provided primarily under a $50 million equipment lease facility and two commercial mortgage loan facilities totalling $16.5 million. All of the facilities expire in August 1997 and there can be no assurance that the facilities will be renewed on comparable terms, or at all. RBC may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its current indebtedness.

     The degree to which RBC is leveraged could have important consequences to holders of RBC Common Stock, including the following: (ii) RBC's ability to grow will depend on its ability to obtain additional financing in the future for originating equipment leases and commercial mortgage loans, working capital, capital expenditures and general corporate purposes; (ii) a substantial portion of RBC's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing the funds available to finance operations or pay cash dividends; and (iii) RBC is more highly leveraged than certain of its competitors, which may place RBC at a competitive disadvantage and make it more vulnerable to economic downturns.

     To the extent that RBC is not successful in negotiating renewals of its borrowings or in arranging new financing, it may have to curtail its business activities, which would have a material adverse effect on RBC's business and its results of operations. Among the factors that will affect RBC's ability to refinance its bank credit facilities are financial market conditions and the value and performance of RBC prior to the time of such refinancing. There can be no assurance that any such refinancing will be successfully completed.

  Certain Provisions in Governing Documents

     RBC has adopted several provisions in its Articles of Incorporation that may have the effect of discouraging or preventing hostile take-over attempts. These provisions include requirements for super-majority votes to approve certain business combination transactions unless such transactions are approved by a majority of disinterested directors or unless such transactions meet certain minimum price, form of consideration and procedural requirements. To the extent these provisions are effective, they may tend to reduce the value of shares of RBC Common Stock.

                              GENERAL INFORMATION

     This Joint Proxy Statement/Prospectus is being furnished to (i) the RBMG Stockholders in connection with the solicitation of proxies by the RBMG Board for approval and adoption of (A) the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, (B) the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance, (C) the RBC Amendment and (D) the WSI Amendment; (ii) the RBC Stockholders in connection with the solicitation of proxies by the RBC Board for approval and adoption of the RBC Merger Agreement and the RBC Merger; and (iii) the WSI Stockholders in connection with the solicitation of proxies by the WSI Board for approval and adoption of the WSI Merger Agreement and the WSI Merger.

     If the RBC Merger is consummated, each outstanding share of RBC Voting Common Stock and RBC Non-Voting Common Stock (other than treasury shares, shares of RBC Common Stock held by RBC Stockholders who perfect their dissenters' rights under South Carolina law and shares of RBC Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) will be converted into the right to receive such number of shares of RBMG Common Stock equal to the RBC Exchange Ratio, with cash being paid in lieu of any fractional shares. Pursuant to the RBC Articles, immediately prior to the RBC Effective Time, each share of RBC Non-Voting Common Stock will automatically convert into one share of RBC Voting Common Stock.

     If the WSI Merger is consummated, each outstanding share of WSI Class A Common Stock and WSI Class B Common Stock (other than treasury shares, shares of WSI Common Stock held by WSI Stockholders who perfect their appraisal rights under Delaware law and shares of WSI Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) will be converted into (i) the right to receive such number of shares of RBMG Common Stock equal to the WSI Exchange Ratio and (ii) the right to receive on a deferred basis such number of shares of RBMG Common Stock equal to the WSI Escrow Stock Ratio, with cash being paid in lieu of any fractional shares.

     This Joint Proxy Statement/Prospectus also constitutes the Prospectus of RBMG with respect to the shares of RBMG Common Stock to be issued in each of the Mergers. Information in this Joint Proxy Statement/Prospectus with respect to RBMG has been supplied by RBMG. The information with respect to RBC and WSI has been supplied by RBC and WSI, respectively.

                            THE RBMG SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The RBMG Special Meeting will be held on           ,             , 1997, at
       , local time, at the offices of King & Spalding, 191 Peachtree Street, Atlanta, Georgia 30303. At the RBMG Special Meeting, holders of RBMG Common Stock will be asked to consider and vote upon proposals to approve and adopt (i) the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, (ii) the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance, (iii) the RBC Amendment and (iv) the WSI Amendment. Copies of the RBC Merger Agreement, the WSI Merger Agreement, the RBC Amendment and the WSI Amendment are attached hereto as Annex A, Annex B, Annex C and Annex D, respectively, and are incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of RBMG Common Stock at the close of business on the RBMG Record Date are entitled to notice of and to vote at the RBMG Special Meeting and any adjournment or postponement thereof. As of such
date, there were        shares of RBMG Common Stock issued and outstanding held
by approximately        holders of record. Holders of record of RBMG Common
Stock on the RBMG Record Date for the RBMG Special Meeting are entitled to one vote per share on any matter that may properly come before the RBMG Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of RBMG Common Stock issued and outstanding as of the RBMG Record Date and entitled to vote at the RBMG Special Meeting is necessary to constitute a quorum at the RBMG Special Meeting. The affirmative vote of the holders of a majority of the shares of RBMG Common Stock issued and outstanding as of the RBMG Record Date, voting in person or by proxy, is necessary to approve and adopt each of the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments. Accordingly, a failure to vote or an abstention will have the same effect as a negative vote. As of the RBMG Record Date, the executive officers and directors of RBMG and
their affiliates beneficially owned an aggregate of        shares of RBMG Common
Stock, or approximately      % of the shares of RBMG Common Stock then
outstanding. Each of the executive officers and directors of RBMG has advised RBMG that he intends to vote his shares of RBMG Common Stock in favor of each of the proposals to approve and adopt the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments. RBC owns approximately 36.5% of the outstanding RBMG Common Stock. The RBC Board has not yet authorized the voting (either for, against or abstention) of the shares of RBMG Common Stock owned by RBC in connection with each of the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments.

     THE APPROVAL AND ADOPTION OF EACH OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT IS CONTINGENT UPON THE APPROVAL AND ADOPTION OF ALL OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT. UNLESS EACH OF THE RBC MERGER AGREEMENT, THE RBC MERGER, THE RBC STOCK ISSUANCE AND THE RBC AMENDMENT IS APPROVED AND ADOPTED BY THE RBMG STOCKHOLDERS AT THE RBMG SPECIAL MEETING, NONE OF THEM WILL BE EFFECTED BY RBMG.

     THE APPROVAL AND ADOPTION OF EACH OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT IS CONTINGENT UPON THE APPROVAL AND ADOPTION OF ALL OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT. UNLESS EACH OF THE WSI MERGER AGREEMENT, THE WSI MERGER, THE WSI STOCK ISSUANCE AND THE WSI AMENDMENT IS APPROVED AND ADOPTED BY THE RBMG STOCKHOLDERS AT THE RBMG SPECIAL MEETING, NONE OF THEM WILL BE EFFECTED BY RBMG.

     THE APPROVAL AND ADOPTION OF EACH OF THE RBC MERGER AND THE WSI MERGER (AND THE RESPECTIVE MATTERS RELATING THERETO) ARE NOT CONTINGENT UPON THE APPROVAL AND ADOPTION OF THE OTHER. RBMG STOCKHOLDERS MAY VOTE DIFFERENTLY ON THE PROPOSALS RELATING TO THE RBC MERGER AND THOSE RELATING TO THE WSI MERGER.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the RBMG Special Meeting is enclosed with the copies of this Joint Proxy Statement/ Prospectus being sent to RBMG Stockholders. All shares of RBMG Common Stock held of record as of the RBMG Record Date, represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR each of the proposals to approve and adopt the Merger Agreements, the Mergers, the RBC Stock Issuance, the WSI Stock Issuance and the Amendments and, in the discretion of the proxy holder, as to any other matter which may properly come before the RBMG Special Meeting.

     The RBMG Board is not aware of any other matters which may be presented for action at the RBMG Special Meeting, but if other matters do come properly before the RBMG Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the RBMG Secretary or by submitting a proxy having a later date or by such person appearing at the RBMG Special Meeting and electing to vote in person.

     Abstentions will be counted as present for purposes of determining whether a quorum is present. If a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares, those shares will be counted as present for purposes of a quorum but will not be considered as present and entitled to vote with respect to such matter.

     The cost of soliciting proxies from the RBMG Stockholders will be borne by RBMG. Proxies may be solicited by personal interview, mail and telephone by certain of RBMG's executive officers, directors and regular employees, without additional compensation. In addition, RBMG may reimburse brokerage firms and other persons representing beneficial owners of shares of RBMG Common Stock for their expenses in forwarding solicitation materials to beneficial owners.

                            THE RBC SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The RBC Special Meeting will be held on               ,             , 1997,
at           , local time, at the offices of King & Spalding, 191 Peachtree
Street, Atlanta, Georgia 30303. At the RBC Special Meeting, holders of RBC Common Stock will be asked to consider and vote upon a proposal to approve and adopt the RBC Merger Agreement and the RBC Merger. A copy of the RBC Merger Agreement is attached hereto as Annex A and is incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of RBC Voting Common Stock and RBC Non-voting Common Stock at the close of business on the RBC Record Date are entitled to notice of and to vote at the RBC Special Meeting. As of such date, there were 7,121,245 shares of RBC Voting Common Stock issued and outstanding held by approximately 182 holders of record and 1,577,788 shares of RBC Non-Voting Common Stock issued and outstanding held by six holders of record. Holders of record of RBC Voting Common Stock on the RBC Record Date for the RBC Special Meeting are entitled to one vote per share on any matter that may properly come before the RBC Special Meeting. Holders of record of RBC Non-Voting Common Stock on the RBC Record Date for the RBC Special Meeting are entitled to one vote per share only with respect to the approval and adoption of the RBC Merger Agreement and the RBC Merger.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of (i) a majority of the shares of RBC Voting Common Stock issued and outstanding as of the RBC Record Date and entitled to vote at the RBC Special Meeting and (ii) a majority of the shares of RBC Non-Voting Common Stock issued and outstanding as of the RBC Record Date and entitled to vote at the RBC Special Meeting is necessary to constitute a quorum at the RBC Special Meeting. The affirmative vote of the holders of (i) a majority of the shares of RBC Voting Common Stock entitled to vote at the RBC Special Meeting, voting separately, and (ii) a majority of the shares of RBC Non-Voting Common Stock entitled to vote at the RBC Special Meeting, voting separately, is necessary to approve and adopt the RBC Merger Agreement and the RBC Merger. Accordingly, a failure to vote or an abstention will have the same effect as a negative vote. As of the RBC Record Date, the executive officers and directors of RBC and their affiliates beneficially owned
an aggregate of        shares of RBC Voting Common Stock, or approximately
     % of the shares of RBC Voting Common Stock then outstanding, and
shares of RBC Non-Voting Common Stock, or approximately      % of the shares of
RBC Non-Voting Common Stock then outstanding. Each of the executive officers and directors of RBC has advised RBC that he intends to vote his shares of RBC Common Stock to approve and adopt the RBC Merger Agreement and the RBC Merger.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the RBC Special Meeting is enclosed with the copies of this Joint Proxy Statement/ Prospectus being sent to RBC Stockholders. All shares of RBC Common Stock held of record as of the RBC Record Date, represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR the proposal to approve and adopt the RBC Merger Agreement and the RBC Merger and, with respect to shares of RBC Voting Common Stock, in the discretion of the proxy holder, as to any other matter which may properly come before the RBC Special Meeting.

     The RBC Board is not aware of any other matters which may be presented for action at the RBC Special Meeting, but if other matters do come properly before the RBC Special Meeting it is intended that shares of RBC Voting Common Stock represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the RBC Secretary or by submitting a proxy having a later date or by such person appearing at the RBC Special Meeting and electing to vote in person.

     Abstentions will be counted as present for purposes of determining whether a quorum is present. If a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares, those shares will be counted as present for purposes of a quorum but will not be considered as present and entitled to vote with respect to such matter.

     The cost of soliciting proxies from the RBC Stockholders will be borne by RBC. Proxies may be solicited by personal interview, mail and telephone by certain of RBC's executive officers, directors and regular employees, without additional compensation. In addition, RBC may reimburse brokerage firms and other persons representing beneficial owners of shares of RBC Common Stock for their expenses in forwarding solicitation materials to beneficial owners.

                            THE WSI SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The WSI Special Meeting will be held on               ,             , 1997,
at        , local time, at the offices of WSI at 4 Campus Drive, Parsippany, New
Jersey 07224. At the WSI Special Meeting, holders of WSI Class A Common Stock will be asked to consider and vote upon a proposal to approve and adopt the WSI Merger Agreement and the WSI Merger. A copy of the WSI Merger Agreement is attached hereto as Annex B and is incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of WSI Class A Common Stock at the close of business on the WSI Record Date are entitled to notice of and to vote at the WSI Special Meeting. As of such date, there were 75 shares of WSI Class A Common Stock issued and outstanding held by 19 holders of record, and no shares of WSI Class B Common Stock outstanding. Holders of record of WSI Class A Common Stock on the WSI Record Date for the WSI Special Meeting are entitled to one vote per share on any matter that may properly come before the WSI Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of WSI Class A Common Stock issued and outstanding as of the WSI Record Date and entitled to vote at the WSI Special Meeting is necessary to constitute a quorum at the WSI Special Meeting. The affirmative vote of the holders of a majority of the shares of WSI Class A Common Stock entitled to vote at the WSI Special Meeting is necessary to approve and adopt the WSI Merger Agreement and the WSI Merger. Accordingly, a failure to vote or an abstention will have the same effect as a negative vote. As of the WSI Record Date, the executive officers and directors of WSI and their affiliates beneficially owned an aggregate of 70.06 shares of WSI Class A Common Stock, or approximately 93% of the shares of WSI Class A Common Stock then outstanding. Certain stockholders, including WSI's executive officers, who as of the WSI Record Date owned in the aggregate approximately 93% of the outstanding WSI Class A Common Stock, have entered into the Proxy Agreement with RBMG pursuant to which they have granted to RBMG an irrevocable proxy to vote the shares of WSI Class A Common Stock held by them at the WSI Special Meeting. If RBMG elects to exercise this proxy, it must vote such shares in favor of the proposal to approve and adopt the WSI Merger Agreement and the WSI Merger. RBMG has indicated that it intends to exercise the proxy and vote such shares in favor of such proposal. See "The WSI Merger -- Certain Agreements in Connection with the WSI Merger -- Irrevocable Proxy Agreement."

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the WSI Special Meeting is enclosed with the copies of this Joint Proxy Statement/ Prospectus being sent to WSI Stockholders. All shares of WSI Class A Common Stock held of record as of the WSI Record Date, represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such shares will be voted FOR the proposal to approve and adopt the WSI Merger Agreement and the WSI Merger and, in the discretion of the proxy holder, as to any other matter which may properly come before the WSI Special Meeting.

     The WSI Board is not aware of any other matters which may be presented for action at the WSI Special Meeting, but if other matters do come properly before the WSI Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the WSI Secretary or by submitting a proxy having a later date or by such person appearing at the WSI Special Meeting and electing to vote in person.

     Abstentions will be counted as present for purposes of determining whether a quorum is present. If a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares, those shares will be counted as present for purposes of a quorum but will not be considered as present and entitled to vote with respect to such matter.

     The cost of soliciting proxies from the WSI Stockholders will be borne by WSI. Proxies may be solicited by personal interview, mail and telephone by certain of WSI's executive officers, directors and regular employees, without additional compensation. In addition, WSI may reimburse brokerage firms and other persons representing beneficial owners of shares of WSI Common Stock for their expenses in forwarding solicitation materials to beneficial owners.

                                 THE RBC MERGER

BACKGROUND OF THE RBC MERGER

     Between 1989 and 1993, RBC operated a residential mortgage banking business as a division of a bank subsidiary. On June 3, 1993, RBC transferred the assets and liabilities of its residential mortgage banking business to RBMG, a new wholly owned subsidiary of RBC, and RBMG simultaneously sold 58% of its common stock in an initial public offering. Accordingly, immediately thereafter RBC owned 42% of the outstanding RBMG Common Stock. In conjunction with its ongoing strategic planning and commencing in 1994, RBC had been considering various alternatives to provide liquidity for its stockholders. Since September 1995, RBMG had been examining a range of strategic options to diversify its lines of business. During 1995 and 1996, management of RBMG and RBC periodically met to discuss various strategic alternatives, some of which contemplated various combinations of RBMG's and RBC's distinct business activities. On January 23 and January 25, 1997, management of RBMG and RBC met to discuss the possibility of a business combination between RBMG and RBC. As a result of the January 25 meeting, the parties determined to commence negotiations and due diligence activities in connection with a business combination between RBMG and RBC.

     Following the January 25 meeting, the RBMG Board met on January 29, 1997, and determined to appoint the RBMG Special Committee to consider and evaluate proposals relating to a business combination with RBC and make recommendations to the RBMG Board with respect to such a transaction. The RBMG Special Committee was also authorized to consider and evaluate proposals relating to a business combination with WSI and make recommendations to the RBMG Board with respect to such a transaction. The members of the RBMG

Special Committee were Boyd M. Guttery and John O. Wolcott. The RBMG Special Committee was authorized by the RBMG Board to retain an investment banking firm to act as its financial advisor and independent legal counsel and other professional advisors. On January 29, 1997, the RBMG Special Committee held its first meeting and selected King & Spalding to serve as its independent legal counsel. On January 29, 1997, the parties were authorized to commence due diligence investigations of the proposed transaction with RBC.

     The RBMG Special Committee met again on January 30, 1997, with a representative of King & Spalding. At the meeting, the RBMG Special Committee discussed the status of the discussions with RBC and WSI and scheduled a meeting among the parties and their advisors on February 2, 1997.

     On February 2, 1997, a meeting was held among representatives of King & Spalding, counsel for the RBMG Special Committee, representatives of McNair Law Firm, P.A., counsel for RBC, representatives of St. John & Wayne, L.L.C., counsel for WSI, a representative of Prudential Securities, proposed financial advisor for the RBMG Special Committee, representatives of Price Waterhouse LLP, independent accountants for RBMG and RBC, representatives of KPMG Peat Marwick LLP, independent accountants for WSI, and a representative of National Westminster Bank, Plc, financial advisor for WSI. At the meeting, the parties discussed and summarized the tax, accounting and structural issues that would need to be addressed in connection with each of the proposed RBC Merger and the proposed WSI Merger. The parties also discussed the steps necessary to complete such transactions and the related time schedules and how the separate transactions would relate to each other.

     On February 3, 1997, the RBMG Special Committee met with its counsel and reviewed the discussions which took place at the meeting the previous day. The RBMG Special Committee discussed investment banking firms which were candidates to serve as financial advisors to the RBMG Special Committee. On February 4, 1997, the RBMG Special Committee met again to discuss investment banking firms. On February 5, 1997, representatives of Prudential Securities made a presentation to the members of the RBMG Special Committee concerning that firm's qualifications to serve as financial advisor to the RBMG Special Committee. On February 6 and February 7, 1997, the RBMG Special Committee met to review the proposed engagement letter with Prudential Securities.

     In February 1997, RBMG entered into a confidentiality agreement with RBC and WSI regarding confidential information of RBMG, RBC and WSI, and the parties began exchanging confidential information regarding RBMG, RBC and WSI.

     On February 9, 1997, the RBMG Special Committee and representatives of RBMG met with representatives of RBC and WSI and their respective advisors to review initial drafts of the principal agreements relating to each of the proposed RBC Merger and the proposed WSI Merger. Negotiations on the terms of the principal agreements continued between the RBMG Special Committee, on the one hand, and each of RBC and WSI, on the other, over the next several weeks.

     On February 10, 1997, management of RBC retained Montgomery Securities to serve as financial advisor to RBC.

     On February 13, 1997, the RBC Board met with its counsel and representatives of Montgomery Securities to discuss the proposed transactions. At the meeting, Montgomery Securities presented a preliminary report.

     On February 13, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities and Price Waterhouse LLP. The RBMG Special Committee approved the engagement of Prudential Securities to serve as its financial advisor and assist in evaluating each of the proposed RBC Merger and the proposed WSI Merger on their respective merits. Prudential Securities confirmed that it would discuss with the RBMG Special Committee the other strategic alternatives available to RBMG.

     On February 20, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities to discuss the status of the negotiations with RBC on the proposed RBC Merger Agreement and with WSI on the proposed WSI Merger Agreement.

     On February 25, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities. Prudential Securities made a preliminary report to the RBMG Special Committee as to the status of the proposed RBC Merger and the proposed WSI Merger. On February 26, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities, RBMG and RBC. At that meeting, Prudential Securities presented its preliminary reports on the proposed RBC Merger and the proposed WSI Merger to representatives of RBMG and RBC and responded to questions.

     On March 3, 1997, the RBMG Special Committee met with its counsel, representatives of Prudential Securities, Price Waterhouse LLP, RBMG, RBC and counsel for RBC. Price Waterhouse LLP and Prudential Securities discussed the structural issues relating to the proposed RBC Merger and the proposed WSI Merger.

     On March 6, 1997, the RBMG Special Committee met with its counsel, representatives of Prudential Securities, Price Waterhouse LLP and RBMG. The advisors to the RBMG Special Committee reviewed the proposed RBC Merger and the proposed WSI Merger, and the RBMG Special Committee reviewed the status of the separate negotiations with RBC and WSI.

     During the week of March 10, 1997, representatives of the RBMG Special Committee met with representatives of RBC to discuss the proposed terms of the RBC Merger. The parties discussed proposed term sheets relating to the structure of the proposed RBC Merger and the proposed WSI Merger.

     On March 17, 1997, the RBMG Special Committee met with its counsel and reviewed the proposed term sheets and timetables for the proposed RBC Merger and the proposed WSI Merger.

     On March 18, 1997, the RBC Board met with its counsel, a representative of Montgomery Securities and representatives of RBMG. The representatives of RBMG joined the meeting solely to discuss the proposed WSI Merger and then left the meeting. Management of RBC, counsel for RBC and the representative of Montgomery Securities reviewed the status of negotiations and discussed alternative strategies for RBC. Montgomery Securities presented an updated report.

     On April 1, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities and Price Waterhouse LLP. The RBMG Special Committee reviewed the status of negotiations with RBC and its advisors and discussed with Price Waterhouse LLP the issues relating to the accounting treatment of the proposed RBC Merger. The RBMG Special Committee also reviewed the status of negotiations with WSI and its advisors and discussed with Price Waterhouse LLP the issues relating to the accounting treatment of the proposed WSI Merger.

     On April 4, 1997, the RBC Board met with its counsel, representatives of Montgomery Securities and a representative of Wachtell, Lipton, Rosen & Katz, special counsel to RBC. At that meeting, the advisors to the RBC Board reviewed the status of the proposed RBC Merger and of the separate proposed WSI Merger.

     On April 9, 1997, the RBC Board met with its counsel, its special counsel and a representative of Montgomery Securities. Management of RBC and the advisors reviewed the status of the proposed RBC Merger and of the separate proposed WSI Merger. Montgomery Securities reviewed the analyses performed by it in connection with its fairness opinion. The RBC Board engaged the advisors in a thorough discussion of the terms of the proposed RBC Merger. Montgomery Securities then delivered orally its opinion to the RBC Board to the effect that, as of such date and based upon and subject to certain matters stated, the RBC Exchange Ratio was fair, from a financial point of view, to the RBC Stockholders. After thorough discussion of the terms of the proposed RBC Merger and such recommendation, the RBC Board unanimously approved the RBC Merger and authorized the execution and delivery of the RBC Merger Agreement subject to negotiation of the final terms of the RBC Merger Agreement and the submission of the RBC Merger Agreement and the RBC Merger to the RBC Stockholders.

     On April 17, 1997, the RBMG Special Committee met with its counsel to discuss the status of the negotiations on the RBC Merger Agreement and the principal agreements related to the proposed WSI Merger and the open issues relating to RBMG's due diligence examination of RBC and WSI.

     On Friday, April 18, 1997, the RBMG Special Committee and management of RBMG and RBC met to discuss the final terms of the proposed RBC Merger. During the day on April 18, 1997, negotiations on the RBC Merger Agreement were concluded. The RBMG Special Committee and the RBMG Board met on the evening of April 18, 1997. Prudential Securities reviewed with the RBMG Special Committee and the RBMG Board the financial analyses performed by Prudential Securities in connection with its fairness opinion. The RBMG Special Committee and the RBMG Board engaged Prudential Securities in a thorough discussion of the final terms of the proposed RBC Merger. Prudential Securities then delivered its opinion to the RBMG Special Committee and the RBMG Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the RBC Exchange Ratio was fair, from a financial point of view, to the RBMG Stockholders. The RBMG Special Committee then met separately from the full RBMG Board. At that meeting, the RBMG Special Committee unanimously approved the RBC Merger Agreement. Immediately after the RBMG Special Committee meeting adjourned, the full RBMG Board met and reviewed the terms of the proposed RBC Merger and the recommendation of the RBMG Special Committee with its advisors. After thorough discussion of the terms of the proposed RBC Merger and such recommendation, the full RBMG Board unanimously approved the RBC Merger Agreement and authorized the execution and delivery of the RBC Merger Agreement and the submission of the RBC Merger Agreement and the RBC Merger to the RBMG Stockholders for approval and adoption.

     After the RBMG Board meeting ended in the evening of April 18, 1997, RBMG, RBC and RBC Merger Sub executed the RBC Merger Agreement. On Monday, April 21, 1997, the parties issued a joint press release announcing the RBC Merger and the WSI Merger.

TERMS OF THE RBC MERGER AGREEMENT

     General. The RBC Merger Agreement provides that, following approval and adoption of the RBC Merger Agreement by the stockholders of RBC and RBMG and the satisfaction or waiver of the other conditions to the RBC Merger, RBC Merger Sub will be merged with and into RBC at the RBC Effective Time in accordance with the SCBCA. RBC will be the surviving corporation in the RBC Merger. As a result of the RBC Merger, the separate corporate existence of RBC Merger Sub will cease, and RBC will become a wholly owned subsidiary of RBMG.

     Conversion of Shares. The RBC Merger Agreement provides that each share of RBC Voting Common Stock and RBC Non-Voting Common Stock issued and outstanding immediately before the RBC Effective Time (other than treasury shares, shares of RBC Common Stock held by RBC Stockholders who perfect their dissenters' rights under South Carolina law and shares of RBC Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) and all rights in respect thereof, shall, at the RBC Effective Time, be converted into and become exchangeable for 1.08026 shares (the "RBC Exchange Ratio") of RBMG Common Stock, with cash being paid in lieu of any fractional shares. Pursuant to the RBC Articles, immediately prior to the RBC Effective Time, each outstanding share of RBC Non-Voting Common Stock will automatically convert into one share of RBC Voting Common Stock. The RBC Exchange Ratio is subject to adjustment in accordance with the RBC Merger Agreement. In the event of any change in the number of outstanding shares of RBC Voting Common Stock and RBC Non-Voting Common Stock or RBMG Common Stock by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities is declared the record date of which is prior to the RBC Effective Time, the RBC Exchange Ratio shall be appropriately adjusted to provide the holders of RBC Voting Common Stock and RBC Non-Voting Common Stock the same economic effect as contemplated by the RBC Merger Agreement prior to such action. Cash will be paid in lieu of fractional shares of RBMG Common Stock in an amount equal to the fractional share interest multiplied by the arithmetic average of the closing price for a share of RBMG Common Stock on the Nasdaq National Market for each of the 10 trading days immediately prior to the RBC Effective Time.

     Each outstanding share of RBC Common Stock as to which a written notice of election to dissent from the RBC Merger is filed in accordance with the South Carolina Dissenters' Rights Statute, at or prior to the RBC Special Meeting and not withdrawn at or prior to the RBC Special Meeting and which is not voted in favor of the RBC Merger, will not be converted into or represent a right to receive RBMG Common Stock under the RBC Merger Agreement unless and until the holder shall have failed to perfect, or shall have effectively withdrawn his right to appraisal, at which time his shares shall be converted into RBMG Common Stock like any other shares of outstanding RBC Common Stock.

     Directors and Officers of RBC following the RBC Merger. The officers of RBC immediately prior to the RBC Effective Time will continue to serve in their respective offices after the RBC Effective Time. The directors of RBC Merger Sub immediately prior to the RBC Effective Time will become the directors of RBC as of the RBC Effective Time. The directors of RBC Merger Sub are Edward J. Sebastian and David W. Johnson, Jr.

     Indemnification Obligations. The RBC Merger Agreement provides that the provisions of the RBC Articles of Incorporation and the RBMG Certificate relating to indemnification of officers and directors shall not be amended, repealed or otherwise modified for a period of six years from the RBC Effective Time in any manner that would affect adversely the rights thereunder of individuals who are at or who were at any time prior to the RBC Effective Time directors, officers, employees, fiduciaries or agents of RBC or RBMG. RBMG also agreed in the RBC Merger Agreement to indemnify each present and former director and officer of RBC and RBMG, determined as of the RBC Effective Time, (i) from and after the RBC Effective Time, against any liabilities arising out of or pertaining to matters existing or occurring at or prior to the RBC Effective Time to the fullest extent that RBC and RBMG would have been permitted under South Carolina and Delaware law, respectively, and their respective charter documents to indemnify such parties and (ii) for a period of six years after the date of the RBC Merger Agreement, against any liabilities arising out of or pertaining to the transactions contemplated by the RBC Merger Agreement, to the fullest extent permitted under applicable law.

     No Solicitation. The RBC Merger Agreement provides that RBC shall not directly or indirectly solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to (i) a merger, consolidation, share exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of 50 percent or more of the assets of RBC and its subsidiaries as a whole or (iii) a tender offer or exchange offer for 50 percent or more of the outstanding voting securities of RBC, other than the RBC Merger.

     Conditions to the RBC Merger. The obligations of both RBMG and RBC to consummate the RBC Merger are subject to the satisfaction or, if permitted by applicable law, the waiver of the following conditions: (i) the effectiveness of the Registration Statement under the Securities Act and the absence of any stop order suspending the effectiveness of the Registration Statement or any proceedings by the Commission for such purpose; (ii) the approval of the RBC Merger Agreement, the RBC Merger, the RBC Amendment by the RBMG Stockholders in accordance with the DGCL and the Nasdaq National Market rules; (iii) the approval of the RBC Merger Agreement and the RBC Merger by the RBC Stockholders in accordance with the SCBCA; (iv) the absence of any order, writ, injunction or decree by any court of competent jurisdiction or governmental entity to the effect that the RBC Merger is illegal or otherwise prohibiting its consummation;
(v) the termination or expiration of the applicable waiting period under the HSR Act; (vi) the receipt of all consents, approvals and authorizations legally required to be obtained to consummate the RBC Merger (other than consents, approvals and authorizations the failure to obtain which would not result in a change in or have an effect on the business of RBC or RBMG that is or is reasonably likely to be materially adverse to the business, assets, liabilities, condition or results of operations of RBMG and its subsidiaries as a whole);
(vii) the receipt of all permits or approvals required by state securities or blue sky laws to carry out the RBC Merger; and (viii) the shares of RBMG Common Stock into which the RBC Common Stock will be converted pursuant to the RBC Merger Agreement shall have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

     In addition to the foregoing, the obligation of RBC to consummate the RBC Merger is subject to the satisfaction of or, if permitted by applicable law, the waiver of the following conditions: (i) each of the representations and warranties of RBMG contained in the RBC Merger Agreement that is qualified by materiality shall be true and correct on and as of the RBC Effective Time; as if made at and as of the RBC Effective Time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the RBC Effective Time as if made at and as of the RBC Effective Time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by the RBC Merger Agreement, and RBC shall have received a certificate of the Chairman or President and the Chief Financial Officer of RBMG to such effect; (ii) RBMG shall have performed or complied in all material respects with all material agreements and covenants required by the RBC Merger Agreement to be performed or complied with by RBMG on or prior to the RBC Effective Time and RBC shall have received a certificate of the

Chairman or President and Chief Financial Officer of RBMG to that effect; and
(iii) McNair Law Firm, P.A. or King & Spalding shall have issued its opinion, such opinion dated on or about the RBC Effective Time and on or about the date that is two business days prior to the date the Joint Proxy Statement/Prospectus is first mailed to RBMG Stockholders, addressed to RBC and reasonably satisfactory to it, to the effect that, based upon customary representations of RBC and RBMG and customary assumptions, the RBC Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that the RBC Stockholders will recognize no gain or loss upon the receipt of shares of RBMG Common Stock in exchange for shares of RBC Voting Common Stock or RBC Non-Voting Common Stock in the RBC Merger, which opinion shall not have been withdrawn or modified in any material respect.

     In addition, the obligation of RBMG to consummate the RBC Merger is subject to the satisfaction of or, if permitted by applicable law, the waiver of the following condition: since January 1, 1997, there shall not have occurred any change in or effect on the business of RBC and its subsidiaries that is or is reasonably likely to be materially adverse to the business, assets, liabilities, condition or results of operations of RBC and its subsidiaries taken as a whole (an "RBC Material Adverse Effect") or, since the date of the RBC Merger Agreement, an inaccuracy of the representations and warranties of RBC or the failure of RBC to comply with or perform its agreements and covenants required by the RBC Merger Agreement, in either case, which results in an RBC Material Adverse Effect, other than an RBC Material Adverse Effect that may be compensated for by adjusting the RBC Exchange Ratio (which adjustment is agreed to by the parties).

     Amendment. The RBC Merger Agreement may be amended at any time prior to the RBC Effective Time by written agreement of the parties, except that, without securing any stockholder approval required by Delaware or South Carolina law, no amendment may be made that would (i) reduce the amount or change the type of consideration to be received by the RBC Stockholders, (ii) materially and adversely affect RBC or RBMG or the RBC Stockholders or the RBMG Stockholders, or (iii) change any term of the RBC Articles or the RBMG Certificate except as contemplated by the RBC Merger Agreement.

     Termination. The RBC Merger Agreement may be terminated and the RBC Merger abandoned at any time prior to the RBC Effective Time (i) by mutual written consent of the RBC Board and the RBMG Board, (ii) by RBC or RBMG if the RBC Effective Time shall not have occurred on or before November 1, 1997 (or, in certain circumstances, December 1, 1997), (iii) by RBC or RBMG in the event of government action prohibiting the RBC Merger or (iv) by RBC or RBMG, if the RBC Merger Agreement and the RBC Merger shall fail to be approved by the RBC Stockholders or the RBMG Stockholders.

     Fees and Expenses. All expenses incurred in connection with the RBC Merger Agreement and the RBC Merger, including financial advisory fees, independent accountants fees and legal fees, will be paid by the party incurring such expenses, whether or not the RBC Merger is consummated, except that all expenses relating to filing fees pursuant to the HSR Act, printing, filing and mailing the Registration Statement and the Joint Proxy Statement/Prospectus and all Commission and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement/Prospectus will be borne equally by RBC and RBMG.

EFFECTIVE TIME OF THE RBC MERGER AND EXCHANGE OF SHARES

     Effective Time of the RBC Merger. The RBC Merger will become effective by filing articles of merger with the Secretary of State of the State of South Carolina in such form as required by, and executed in accordance with, the relevant provisions of the SCBCA. The RBC Merger Agreement provides that the parties thereto will cause such articles of merger to be filed after each of the conditions to consummation of the RBC Merger has been satisfied or, if permissible, waived. The RBC Merger cannot become effective until the RBMG Stockholders have approved and adopted the RBC Merger Agreement, the RBC Merger, the RBC Stock Issuance and the RBC Amendment and the RBC Stockholders have approved and adopted the RBC Merger Agreement and the RBC Merger, and all required regulatory approvals and actions have been obtained and taken. Thus, there can be no assurance as to whether or when the RBC Merger will become effective.

     Exchange of RBC Stock Certificates. Promptly following the RBC Effective Time, instructions and a letter of transmittal will be furnished to all RBC Stockholders for use in exchanging their stock certificates for certificates evidencing the shares of RBMG Common Stock they will be entitled to receive as a result of the RBC

Merger. RBC STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED.

OPINION OF RBC'S FINANCIAL ADVISOR

     General. Pursuant to an engagement letter dated March 10, 1997 (the "RBC Engagement Letter"), RBC engaged Montgomery Securities to evaluate a potential sale of RBC to RBMG. As part of its engagement, Montgomery Securities agreed, if requested by RBC, to render to the RBC Board a fairness opinion with respect to a potential sale of RBC. Montgomery Securities is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. RBC selected Montgomery Securities to render the opinion on the basis of its experience and expertise in transactions similar to the RBC Merger and its reputation in the banking and investment communities. Montgomery Securities was not retained nor did it advise RBC with respect to alternatives to the RBC Merger. Further, Montgomery Securities was not requested to nor did it solicit or assist RBC in soliciting indications of interest from third parties for all or any part of RBC.

     Montgomery Securities was not retained to provide an opinion as to the fairness of the consideration to be paid by RBMG in the WSI Merger. Consequently, Montgomery Securities expressed no view concerning the fairness of the consideration being paid by RBMG in the WSI Merger or the effect of such merger on the RBC Stockholders, except insofar as the WSI Merger affects the consideration being received by the RBC Stockholders in the RBC Merger. In requesting the opinion of Montgomery Securities, the RBC Board neither gave any special instructions to Montgomery Securities nor imposed any limitations upon the scope of the investigation that Montgomery Securities deemed necessary to enable it to deliver the RBC Opinion.

     At a meeting of the RBC Board on April 9, 1997, Montgomery Securities delivered its oral opinion that, as of the date of such opinion, the consideration to be received by the RBC Stockholders pursuant to the RBC Merger was fair to the RBC Stockholders from a financial point of view. The opinion expressed by Montgomery Securities was given irrespective of whether or not the WSI Merger is consummated. Montgomery Securities's oral opinion was subsequently confirmed in writing as of April 18, 1997.

     THE FULL TEXT OF MONTGOMERY SECURITIES' WRITTEN OPINION TO THE RBC BOARD, DATED APRIL 18, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS OF THE REVIEW BY MONTGOMERY SECURITIES, IS ATTACHED HERETO AS ANNEX I AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY OF MONTGOMERY SECURITIES' OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION, WHICH SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY. IN FURNISHING SUCH OPINION, MONTGOMERY SECURITIES DOES NOT ADMIT THAT IT IS AN EXPERT WITH RESPECT TO THE REGISTRATION STATEMENT OF WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS IS A PART WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. MONTGOMERY SECURITIES' OPINION IS ADDRESSED TO THE RBC BOARD, COVERS ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY RBC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF THE RBC COMMON STOCK AS TO HOW SUCH RBC STOCKHOLDER SHOULD VOTE AT THE RBC SPECIAL MEETING.

     In connection with its April 18, 1997 opinion, Montgomery Securities, among other things: (i) reviewed certain publicly available financial and other data with respect to RBMG including the consolidated financial statements for recent years and interim periods to December 31, 1996, and certain other relevant financial and operating data relating to RBC, RBMG and WSI made available to Montgomery Securities from published sources and from the internal records of RBC, RBMG and WSI and its predecessor, including the consolidated financial statements of RBC and WSI and its predecessor for recent years and interim periods to December 31, 1996; (ii) reviewed the financial terms and conditions of the RBC Merger Agreement and the WSI Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, RBMG Common Stock; (iv) compared RBMG, WSI and RBC from a financial point of view with certain other companies in the mortgage banking and equipment leasing industries which Montgomery Securities deemed to be relevant; (v) reviewed and discussed with representatives of the management of RBC, RBMG and WSI certain information of a business and financial nature regarding RBC, RBMG and WSI furnished to Montgomery Securities by them, including financial projections and related assumptions of RBC, RBMG and WSI; (vi) made inquiries regarding and discussed the RBC Merger, the RBC Merger Agreement, the WSI Merger, the WSI Merger Agreement and other matters related thereto with RBC's counsel; and (vii) performed such other analyses and examinations as Montgomery Securities deemed appropriate.

     In connection with Montgomery Securities' review, Montgomery Securities did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial projections for RBC, RBMG and WSI provided to Montgomery Securities by their respective managements, upon their advice and with RBC's consent, Montgomery Securities assumed for purposes of its opinion that the projections were reasonably prepared on bases reflecting the best available estimates and judgment of their respective managements at the time of preparation as to the financial performance of RBC, RBMG and WSI and that they provided a reasonable basis from which Montgomery Securities could form its opinion. Montgomery Securities also assumed that there were no material changes in RBC's, RBMG's or WSI's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to Montgomery Securities.

     Montgomery Securities is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with RBC's consent, that such allowances for each of RBC, RBMG, and WSI were in the aggregate adequate to cover such losses. In addition, Montgomery Securities did not assume responsibility for reviewing any individual credit files, or for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of RBC, RBMG or WSI, nor was Montgomery Securities furnished with any such appraisals. Similarly, Montgomery Securities, with RBC's consent, did not assume any responsibility for reviewing any aspect of the loan securitization programs of RBC, RBMG or WSI and assumed, for purposes of its opinion, that each such program was conducted in full compliance with all applicable regulations. Further, Montgomery Securities did not make an independent evaluation of the reasonableness of the projections utilized in each of such securitization programs and assumed that such projections were based on assumptions that were reasonable and have been properly presented in the financial statements in accordance with generally accepted accounting principles and all applicable accounting standards and have been recorded on the applicable financial statements on a reasonable basis. Finally, Montgomery Securities' opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery Securities as of, the date of the opinion. Accordingly, although subsequent developments may affect the opinion, Montgomery Securities has not assumed any obligation to update, revise or reaffirm its opinion.

     With respect to the legal and financial reporting matters related to the transactions we have relied upon the advice given by the independent accountants and counsel to the RBC Board, the RBMG Board and the RBMG Special Committee and have not undertaken any independent investigation of such matters. Montgomery Securities assumed that both the RBC Merger and the WSI Merger would be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. RBC informed Montgomery Securities, and Montgomery Securities assumed, that the RBC Merger would be recorded as a purchase under generally accepted accounting principles and that the WSI Merger would be treated as a pooling-of-interests transaction under generally accepted accounting principles. Further, RBC informed Montgomery Securities, and Montgomery Securities assumed, that each of the RBC Merger and the WSI Merger, when consummated, would be treated as a tax-free reorganization under Section 368(a) of the Code.

     Set forth below is a brief summary of the report presented by Montgomery Securities to the RBC Board on April 9, 1997, in connection with its opinion. For purposes of the report, Montgomery Securities assumed 20.2 million shares of RBMG Common Stock outstanding, 7.4 million shares of RBMG Common Stock already owned by RBC, 2.0 million additional shares of RBMG Common Stock to be issued by RBMG to RBC

Stockholders in the RBC Merger, and 21.3 million shares of RBMG Common Stock to be issued by RBMG to WSI Stockholders in the WSI Merger and RBC balance sheet figures as of December 31, 1996.

     Component Liquidation Valuation of RBC's Operating Assets. Montgomery Securities independently valued various operating components of RBC and added the independent values to determine the valuation of RBC as a whole. The pieces for which Montgomery Securities determined a value for were: (i) Republic Leasing; (ii) Laureate Realty; (iii) RBC's investment in Intek; and (iv) the liquidation value of the remaining non-operating assets of RBC. Montgomery Securities compared Republic Leasing to companies Montgomery Securities deemed relevant in the equipment leasing industry. Applying a median 1997 price to earnings multiple from those leasing companies of 13.6x and reasonable private company and liquidity discounts to the estimated 1997 earnings of Republic Leasing yielded a valuation range of $11.6 million to $21.8 million. For Laureate Realty, Montgomery Securities applied a reasonable range of the amount for which Laureate Realty could sell its servicing portfolio and developed a range of value from $8.2 million to $10.5 million. This range was based upon a private bid RBC received in 1996. RBC had recently sold 5,000 shares of preferred stock of Intek for $1.7 million. Based upon this price, the indicated value of RBC's 15,000 remaining shares plus the 5,000 shares RBC sold would have been $7.0 million. In the event that RBC had to liquidate its remaining holdings quickly, Montgomery Securities applied a 50% illiquidity discount on the 15,000 remaining shares, yielding a total value for RBC's 15,000 shares plus the 5,000 shares RBC sold of $4.4 million. Lastly, Montgomery Securities estimated the cost to liquidate the remaining non-operating assets on the balance sheet. Included in the non-operating asset value are cash, notes receivable and other assets totaling $4.9 million, accrued expenses, income taxes payable and other liabilities totaling $6.2 million and certain off-balance sheet liabilities which Montgomery Securities estimated at a value of between $250,000 and $500,000. The net estimated cost to liquidate the above-mentioned balance sheet items was between $1.5 million and $1.7 million. Adding the values of all of RBC's components yielded a valuation range of $22.6 million to $37.5 million. The value of the two million additional shares of RBMG Common Stock to be issued in the RBC Merger fell within this range. At April 7, 1997, the value of the additional two million shares was approximately $27.8 million, based on RBMG's Common Stock price of $13.875.

     Dilution Analysis. A dilution analysis was performed solely for the purpose of determining the fairness of the consideration to be paid to RBC Shareholders. Using earnings estimates and projected growth rates for RBC, RBMG and WSI provided by their respective managements, Montgomery Securities compared estimated reported earnings per share ("EPS") of RBMG Common Stock on a stand-alone basis to EPS of the common stock for the pro forma combined companies for the calendar years 1997 and 1998. Montgomery Securities noted that, based upon various earnings scenarios provided to Montgomery Securities by RBMG's management, the contemplated Mergers would be accretive to RBMG's EPS in 1997 and 1998. These estimates were used for purposes of this analysis only and are not necessarily indicative of expected results or plans of RBC, RBMG, WSI or the combined institutions.

     The summary set forth above does not purport to be a complete description of the presentation by Montgomery Securities to the RBC Board or of the analyses performed by Montgomery Securities. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Montgomery Securities believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and factors, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the RBC Board. In addition, Montgomery Securities may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery Securities's view of the actual value of RBC or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

     In performing its analyses, Montgomery Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC, RBMG and WSI. The analyses performed by Montgomery Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Montgomery Securities' analysis of the fairness of the consideration to be received by the RBC Stockholders in the RBC Merger and were provided to the RBC Board in connection with the delivery of Montgomery Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or any time in the future. The projections used in Montgomery Securities's analyses are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described below under "The RBC Merger -- Reasons for the RBC Merger," Montgomery Securities' opinion and presentation to the RBC Board were among the many factors taken into consideration by the RBC Board in making its determination to approve the RBC Merger Agreement.

     Pursuant to the RBC Engagement Letter, RBC paid Montgomery Securities a fee of $50,000 upon the signing of the RBC Engagement Letter and $250,000 upon delivery of its April 18, 1997 fairness opinion. In addition, Montgomery Securities will receive approximately $1,200,000 upon the closing of the RBC Merger. RBC has also agreed to reimburse Montgomery Securities for its reasonable out-of-pocket expenses, including any fees and disbursements for Montgomery Securities' legal counsel and other experts retained by Montgomery Securities. RBC has agreed to indemnify Montgomery Securities, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     Montgomery Securities has performed investment banking services for both RBC and RBMG, including a secondary equity offering for RBMG in 1996. Fees for such services over the past two years total $1,887,691.

     In the ordinary course of its business, Montgomery Securities may trade equity securities of RBMG for its own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

RECOMMENDATION OF THE RBC BOARD

     THE RBC BOARD HAS DETERMINED THAT THE RBC MERGER IS IN THE BEST INTERESTS OF RBC AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE RBC MERGER AGREEMENT AND RECOMMENDS THAT THE RBC STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE RBC MERGER AGREEMENT AND THE RBC MERGER.

OPINION OF RBMG'S FINANCIAL ADVISOR

     On April 18, 1997, Prudential Securities delivered a written opinion (the "RBC Opinion") to the RBMG Board that, as of such date, the RBC Exchange Ratio was fair from a financial point of view to the RBMG Stockholders. Prudential Securities made a presentation of the financial analysis underlying the RBC Opinion at a special meeting of the RBMG Board and the RBMG Special Committee held on April 18, 1997 and provided the members of the RBMG Board and the RBMG Special Committee with a detailed report setting forth the financial analysis underlying the RBC Opinion. This analysis, as presented to the RBMG Board and the RBMG Special Committee, is summarized below. All of the members of the RBMG Board and the RBMG Special Committee were present at the meeting, and each RBMG Board member and each RBMG Special Committee member had the opportunity to ask questions regarding the report. Prudential Securities discussed with the RBMG Board and the RBMG Special Committee the information in the report, and the financial data and other factors considered by Prudential Securities in conducting its analysis, all of which are summarized below.

     In requesting the RBC Opinion, neither the RBMG Special Committee nor the RBMG Board gave any special instructions to Prudential Securities or imposed any limitations upon the scope of the investigation that Prudential Securities deemed necessary to enable it to deliver the RBC Opinion. A copy of the RBC Opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this Joint Proxy Statement/Prospectus as Annex G and is incorporated herein by reference. The summary of the RBC Opinion set forth below is qualified in its entirety by reference to the full text of the RBC Opinion.

     THE RBC OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE RBC EXCHANGE RATIO TO THE RBMG STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. THE RBC OPINION WAS DELIVERED FOR THE INFORMATION OF THE RBMG BOARD AND THE RBMG SPECIAL COMMITTEE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY RBMG STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE RBMG SPECIAL MEETING. RBMG STOCKHOLDERS ARE URGED TO READ THE RBC OPINION IN ITS ENTIRETY.

     In conducting its analysis and arriving at the RBC Opinion, Prudential Securities reviewed such information and considered such financial data and other factors as Prudential Securities deemed relevant under the circumstances including the following: (i) the execution copy of the RBC Merger Agreement;
(ii) certain publicly available historical, financial and operating data concerning RBMG, including the Annual Report on Form 10-K of RBMG for the years ended December 31, 1996, 1995 and 1994, RBMG's Proxy Statement for the Annual Meeting of Stockholders held on April 25, 1996, RBMG's Prospectus, dated March 11, 1996, relating to the sale of 3,512,961 shares of RBMG Common Stock and RBMG's Prospectus, dated May 25, 1993, relating to the initial public offering of RBMG Common Stock; (iii) certain historical, financial and operating data concerning RBC, including the audited consolidated financial statements of RBC and its subsidiaries for the years ended December 31, 1996, 1995 and 1994; (iv) certain information of RBMG, including projected financial data prepared by the management of RBMG; (v) certain information of RBC, including projected financial data prepared by the management of RBC; (vi) certain information of RBC, including closing documents relating to the February 3, 1997 repurchase by Intek of 5,000 shares of Intek Series A Preferred Stock (the "Intek Preferred Stock") owned by RBC; (vii) the pro forma financial impact of the RBC Merger on RBMG; (viii) publicly available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed comparable to RBC; (ix) publicly available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed comparable to Republic Leasing; (x) the financial terms of certain recent transactions that Prudential Securities deemed relevant; and (xi) other financial studies, analyses and investigations that Prudential Securities deemed appropriate.

     Representatives of Prudential Securities met with the management of RBMG and RBC to discuss (i) the prospects for their respective businesses, (ii) their estimates for such businesses' future financial performance, (iii) the financial impact of the RBC Merger on the respective companies and (iv) such other matters that Prudential Securities deemed relevant.

     In connection with its review and analysis and in arriving at its opinion, Prudential Securities assumed and relied upon the accuracy and completeness of the financial data and other information provided to it by RBMG and RBC and did not undertake any independent verification of such information or any valuation or appraisal of any assets or liabilities of RBMG or RBC. With respect to certain financial projections furnished by RBMG and RBC, Prudential Securities assumed that the projections reflect the best currently available estimates and judgments of each respective management as to the expected future financial performance of RBMG and RBC. Prudential Securities did not undertake any independent analysis to verify the reasonableness of the assumptions underlying these projections. Further, the RBC Opinion was necessarily based on information that was available to Prudential Securities and on economic, financial, market and other conditions as they existed and could be evaluated on the date of the RBC Opinion.

     In arriving at the RBC Opinion, Prudential Securities performed a variety of financial analyses, including those summarized herein. The summary set forth below of the analyses presented to the RMBG Special Committee and the RBMG Board at their April 18, 1997 special meeting does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstance, and therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analysis must be considered as a whole and that selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the RBC Opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of RBMG and RBC. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which such businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses performed by Prudential Securities in arriving at the RBC Opinion.

     The RBC Exchange Ratio is defined such that RBMG will issue to RBC Stockholders a number of shares of RBMG Common Stock approximately equal to the number of shares of RBMG Common Stock owned by RBC (the "RBC Block") plus 2.0 million shares of RBMG Common Stock (the "Incremental Shares"). Prudential Securities did not engage in a valuation of the RBC Block because such shares were deemed to have a value essentially equivalent to the difference between the total number of shares issuable to the RBC Stockholders and the Incremental Shares. As such, Prudential Securities' analysis of estimated equity valuation ranges for RBC focused on comparisons of various valuation measures to the RBC Incremental Equity Purchase Price ("IPP"), defined as the Incremental Shares multiplied by the RBMG Common Stock price. As of the close of business on April 16, 1997, the IPP was $29.3 million.

     Comparable Company Analysis. Prudential Securities conducted a comparable company analysis to establish implied ranges of equity values for RBC based upon recognized financial ratios. Prudential Securities selected publicly-traded diversified financial services companies whose lines of business and operations made them, in Prudential Securities' judgment, as nearly comparable to RBC as practicable. An analysis of comparable companies is not purely mathematical; rather it involves complex considerations and judgments concerning similarities and differences in financial, operational and other characteristics of potentially comparable companies. In this regard, Prudential Securities noted that although the companies selected were considered similar to RBC, none of the companies had the same recent operating history, management makeup, size, type or combination of businesses as RBC. This analysis was believed by Prudential Securities to be a reasonable method of valuation in light of the absence of market data regarding similar private companies.

     For the purposes of this analysis, Prudential Securities treated the following diversified financial services companies as comparable to RBC:
Amresco, Inc.; Emergent Group, Inc.; Litchfield Financial Corp.; Matrix Capital Corporation; and Resource America, Inc. (collectively, the "RBC Comparables"). Prudential Securities analyzed publicly available historical and projected financial results for each of the RBC Comparables, including multiples of current stock price to estimated calendar year 1997 earnings per share ("1997 EPS") and multiples of equity market value ("EMV") (defined as fully diluted shares outstanding multiplied by share price) to book value ("BV"). All of the trading multiples for the RBC Comparables were based on closing stock prices on April 16, 1997, and all of the 1997 EPS estimates were published by First Call, an on-line database service ("First Call") available to subscribers which compiles earnings estimates developed by research analysts. The estimates published by First Call were not prepared in connection with the RBC Merger or at the request of Prudential Securities. BV was measured as of December 31, 1996.

     Prudential Securities performed a similar analysis for RBC by determining the multiples implied by the RBC IPP of $29.3 million as of April 16, 1997. This analysis generated an estimated IPP to 1997 projected net income multiple of 10.5x for RBC compared to high, low, mean and median share price 1997 EPS multiples for the RBC Comparables of 13.3x, 7.3x, 10.4x and 10.6x, respectively. The IPP to BV multiple for RBC was 1.6x compared to the high, low, mean and median EMV to BV multiples for the RBC Comparables of 2.4x, 1.5x, 2.0x, 1.9x, respectively.

     Liquidation Analysis. Prudential Securities also performed a liquidation analysis in order to determine implied equity valuation ranges for RBC based upon implied equity valuation ranges for each of RBC's separate operations. For the purposes of this analysis, Prudential Securities analyzed potential equity valuation ranges for each of the following RBC operations: (i) the equipment leasing business of Republic Leasing; (ii) the commercial mortgage operation of Laureate Realty; and (iii) the ownership of 15,000 shares of Intek Preferred Stock.

     (i) Prudential Securities conducted a comparable company analysis to establish an implied equity valuation range for Republic Leasing. Prudential Securities selected publicly-traded equipment leasing companies whose lines of business and operations made them, in Prudential Securities' judgment, as nearly comparable to Republic

Leasing as practicable. Prudential Securities treated the following companies as comparable to Republic Leasing: DVI, Inc.; Financial Federal Corp.; Leasing Solutions, Inc.; MLC Holdings, Inc.; Sunrise Resources, Inc.; and Trans Leasing International, Inc. (collectively, the "Republic Comparables"). In this regard, Prudential Securities noted that although the companies selected were considered similar to Republic Leasing, none of the companies had the same recent operating history, management makeup, size, type or combination of businesses as Republic Leasing. This analysis was believed by Prudential Securities to be a reasonable method of valuation in light of the absence of market data regarding similar private companies.

     Using publicly available financial information, Prudential Securities examined the share price to calendar year 1996 EPS and projected 1997 EPS multiples for the Republic Comparables. All of the trading multiples of the Republic Comparables were based on closing stock prices on April 16, 1997, and all of the 1997 EPS estimates were published by First Call. The estimates published by First Call were not prepared in connection with the RBC Merger or at the request of Prudential Securities. The Republic Comparables companies analysis generated high, low, mean and median share price 1996 EPS multiples of 20.4x, 8.6x, 13.1x and 12.3x. These multiples were applied to Republic Leasing's 1996 net income to produce implied high, low, mean and median implied equity valuations for Republic Leasing of $59.8 million, $25.3 million, $38.5 million and $36.0 million. The comparable companies analysis resulted in high, low, mean and median share price to 1997 EPS multiples of 11.5x, 6.6x, 9.8x, 11.2x. Application of these multiples to Republic Leasing's projected 1997 net income produced implied high, low, mean and median equity valuations for Republic Leasing of $34.6 million, $19.7 million, $29.3 million and $33.5 million.

     Prudential Securities also conducted a comparable transactions analysis to establish implied equity valuation ranges for Republic Leasing. Prudential Securities analyzed recent merger and acquisition transactions involving companies Prudential Securities deemed to be reasonably similar to Republic Leasing. For the purposes of this analysis, Prudential Securities treated the following acquisitions as comparable: Winthrop Resources Corp. by TCF Financial Corp. and Financing for Science International by Finova Group (collectively, the "Republic Comparable Transactions"). For each of these transactions, Prudential Securities examined the relationship between the equity purchase price ("EPP") and the Latest Twelve Months Net Income ("LTM NI") and the estimated Forward Twelve Months Net Income ("FTM NI") of each acquired company. The EPP to LTM NI multiple for the Republic Comparable Transactions was 24.0x. Utilizing this ratio and Republic Leasing's 1996 net income resulted in an implied equity valuation for Republic Leasing of $70.6 million. The high, low, mean and median EPP to FTM NI multiples for the Republic Comparable Transactions were 18.3x, 11.3x, 14.8x and 14.8x, respectively. Application of these multiples to Republic Leasing's projected 1997 net income produced high, low, mean and median implied equity valuations for Republic Leasing of $54.9 million, $33.9 million, $44.4 million and $44.4 million. Calculating the mean of each high and low implied equity valuation from both the Republic Comparables and the Republic Comparable Transactions resulted in a mean high and low implied equity valuation for Republic Leasing ranging from $49.8 million to $26.3 million.

     (ii) Prudential Securities conducted a comparable transactions analysis to determine an implied equity valuation range for Laureate Realty. Prudential Securities examined recent acquisitions of commercial mortgage servicing portfolios that it deemed reasonably similar to Laureate Realty's portfolio. Prudential Securities treated the following acquisitions as comparable: WMF Holdings by NHP, Inc. and LJ Melody Co. by CB Commercial Holdings, Inc. (collectively, the "Laureate Comparable Transactions"). Using publicly available information, Prudential Securities determined the relationship between the EPP and the aggregate dollar size of each acquired company's servicing portfolio ("Portfolio"). This generated high and low EPP to Portfolio ratios for the Laureate Comparable Transactions of 0.67% and 0.46%. Application of these ratios to Laureate Realty's Portfolio yielded an implied equity valuation range for Laureate of $15.6 million to $10.7 million.

     (iii) On February 3, 1997, Intek agreed to repurchase 5,000 shares of Intek Preferred Stock from RBC for $1.7 million in connection with an equity investment in Intek by an unrelated third party (the "Intek Transactions"). As of April 18, 1997, RBC owned 15,000 shares of Intek Preferred Stock. Although the Intek Preferred Stock is not publicly-traded, the Intek Transactions established an implied equity valuation for the remaining 15,000 shares of Intek Preferred Stock. Based on the per share valuation of the Intek Preferred Stock in the Intek Transactions, RBC's remaining Intek ownership has an implied equity valuation of $5.2 million. A 25% discount was applied to this implied equity valuation to establish a range of potential equity valuations. This resulted in implied high and low equity valuations for RBC's remaining Intek Preferred Stock of $5.2 million and $3.9 million, respectively.

     Prudential Securities determined a range of implied equity liquidation values for RBC by calculating the sum of the high and low implied equity valuations for each of RBC's operations. Due to the relatively small size of RBC and the lack of a public marketplace for the RBC Common Stock, Prudential Securities applied a 30% discount to the total high and total low implied equity valuations for RBC, resulting in implied equity valuations ranging from $49.4 million to $28.7 million. The IPP for RBC of $29.3 million, on April 16, 1997, is within this range.

     Pro Forma Earnings Per Share. Prudential Securities also analyzed the pro forma effect of the RBC Merger on RBMG's 1997 EPS. An analysis of anticipated future results based on projections provided by RBMG's management and RBC's management for their respective companies indicated that the RBC Merger slightly decreases RBMG's pro forma 1997 EPS. Projected financial and other information concerning RBMG and RBC and the impact of the RBC Merger upon the holders of RBMG Common Stock are not necessarily indicative of future results. All projected financial information is subject to numerous contingencies, many of which are beyond the control of the management of RBMG and RBC.

     The RBMG Special Committee selected Prudential Securities as financial advisor because Prudential Securities is a nationally recognized investment banking firm that is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions and for other purposes and has substantial experience in transactions similar to the RBC Merger. Pursuant to the terms of an engagement letter, dated February 12, 1997 as amended on April 18, 1997, between RBMG and Prudential Securities, Prudential Securities received a retainer fee of $125,000 and an additional advisory fee of $375,000 upon the execution of the RBC Merger Agreement. Prudential Securities will receive additional compensation for its advisory services of $500,000 upon consummation of the RBC Merger. In addition, the engagement letter with Prudential Securities provides that RBMG will reimburse Prudential Securities for its reasonable out-of-pocket and incidental expenses, including all fees and disbursements of Prudential Securities' legal counsel incurred in connection with the services provided by Prudential Securities, and will indemnify and hold Prudential Securities and certain related persons harmless to the full extent lawful from and against certain liabilities, including liability under securities laws or otherwise relating to or arising out of the RBC Merger or Prudential Securities' engagement.

     In the past Prudential Securities has provided other advisory services for RBMG and received customary compensation for such services. In addition, Prudential Securities is engaged to provide advisory services in connection with the WSI Merger and has received and will receive customary compensation for such services. In the ordinary course of business, Prudential Securities may actively trade the securities of RBMG for its own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

RECOMMENDATION OF THE RBMG BOARD

     THE RBMG BOARD HAS DETERMINED THAT THE RBC MERGER IS IN THE BEST INTERESTS OF RBMG AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE RBC MERGER AGREEMENT AND RECOMMENDS THAT THE RBMG STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE RBC MERGER AGREEMENT, THE RBC MERGER AND THE RBC STOCK ISSUANCE.

REASONS FOR THE RBC MERGER

     RBC. In approving and adopting the RBC Merger Agreement and formulating its recommendation that the RBC Stockholders approve and adopt the RBC Merger Agreement and the RBC Merger, the RBC Board considered a number of factors, including, without limitation, the following:

          (i) the business, financial results and prospects of RBMG, assuming the proposed WSI Merger is not consummated, including, without limitation, its earnings history, balance sheet, access to the capital markets and the expected performance of RBMG Common Stock;

          (ii) the business, financial results and prospects of RBMG, assuming the proposed WSI Merger is consummated, including, without limitation, its earnings prospects, balance sheet, access to capital markets, and the expected performance of RBMG Common Stock;

          (iii) the business, financial results and prospects of RBC and its businesses including, without limitation, the importance of greater financial resources and enhanced operational and administrative support to expand and add value to the equipment leasing and commercial mortgage banking businesses;

          (iv) the terms and conditions of the RBC Merger Agreement, including the amount and form of consideration to be received by the RBC Stockholders and the nature of the parties' representations, warranties, covenants and agreements;

          (v) the opinion of Montgomery Securities as to the fairness, from a financial point of view, of the RBC Exchange Ratio to the RBC Stockholders;

          (vi) the expectation that the RBC Merger will be tax-free for federal income tax purposes to the RBC Stockholders; and

          (vii) the absence of an active trading market for RBC Common Stock and the expectation that the RBC Merger will provide the RBC Stockholders with greater liquidity in their investment.

     In view of the number of factors considered by the RBC Board, the RBC Board did not deem it practicable to assign relative weights to the various factors considered.

     RBMG. In determining to recommend that the RBMG Stockholders approve and adopt the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance, the RBMG Special Committee and the RBMG Board, respectively, considered a number of factors, including, without limitation, the following:

          (i) the observation that continuing achievement of RBMG's aggressive growth-oriented goals would become increasingly difficult over time insofar as RBMG continued to focus solely within its existing markets. Accordingly, during 1996, RBMG's strategic planning became increasingly focused on diversification into new markets. Management of RBMG advised the RBMG Special Committee and the RBMG Board of its expectation that the small ticket equipment leasing and commercial mortgage banking operations of RBC will allow RBMG to diversify into new markets which can support an aggressive growth-oriented strategy, especially in view of the current size and relative youth of those operations;

          (ii) the expectation that the RBC Merger will complement existing product and service offerings of RBMG;

          (iii) the observation that (a) historically, RBMG has attempted to mitigate earnings volatility across variable loan production environments by generating loan production primarily through correspondent and wholesale broker channels, which involve lower fixed costs and capital investment requirements and (b) RBC's small ticket equipment leasing operation currently has no branch offices and acquires all of its lease production through independent brokers. Management of RBMG advised the RBMG Special Committee and the RBMG Board of its expectation that RBC's lease production platform would prove to be highly-compatible with RBMG's strategic objective of mitigating earnings volatility by maintaining a low-cost and variable operating cost structure;

          (iv) the observation that RBMG has positioned itself as an efficient provider of secondary market access to smaller producers of loans based on RBMG management's belief that this segment is underserved and that the originations market will remain highly-fragmented (because these producers are the most efficient and provide the consumer with a higher quality of personal service). Management of RBMG advised the RBMG Special Committee and the RBMG Board of its expectation that similar dynamics are at work within the small ticket equipment leasing industry and that RBC's lease production operation will be highly-compatible with RBMG's objective to position itself as an efficient provider of secondary market access to smaller producers of loan products;

          (v) the expectation that the RBC Merger would result in the realization of certain synergies among the businesses of RBMG and RBC, particularly in the areas of financing costs and operational and administrative support;

          (vi) the terms and conditions of the RBC Merger Agreement, including the amount and form of consideration to be given to the RBC Stockholders within the context of the business, financial results and prospects of RBC and RBMG and the nature of the parties' representations, warranties, covenants and agreements; and

          (vii) the opinion of Prudential Securities as to the fairness, from a financial point of view, of the RBC Exchange Ratio to the RBMG Stockholders.

     In view of the number of factors considered by the RBMG Board and the RBMG Special Committee, neither deemed it practicable to assign relative weights to the various factors considered.

REGULATORY APPROVALS REQUIRED

     Under the RBC Merger Agreement, the obligations of both RBMG and RBC to consummate the RBC Merger are conditioned upon receipt of all required regulatory approvals. Other than as discussed below, RBMG and RBC believe that no such regulatory and other approvals are required.

     Under the HSR Act and the rules promulgated thereunder by the FTC, the RBC Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division and the waiting period has expired or been terminated. Pursuant to the HSR Act, on
            , 1997, RBMG and RBC each filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the RBC Merger. The 30-day waiting period under the HSR Act applicable to the RBC Merger will
expire on             , 1997, unless the RBC Merger is investigated or opposed
by the FTC or the Antitrust Division.

     Notwithstanding the termination of the HSR Act waiting period, at any time before or after consummation of the RBC Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the RBC Merger or to cause the divestiture of substantial assets of RBMG or RBC. In addition, states and private parties may also bring legal action under the antitrust laws under certain circumstances. Based on information available to them, RBMG and RBC believe that the RBC Merger can be effected in compliance with federal and state antitrust laws. There can be no assurance, however, that a challenge to the consummation of the RBC Merger based on an alleged violation of the antitrust laws will not be made or that, if such a challenge were made, RBMG and RBC would prevail or would not be required to accept certain conditions, possibly including divestitures, to consummate the RBC Merger.

INTERESTS OF CERTAIN PERSONS IN THE RBC MERGER

     In considering the RBC Merger, holders of RBMG Common Stock and RBC Common Stock should be aware that certain executive officers and directors of RBMG and RBC have certain interests that may present them with potential conflicts of interest with respect to the RBC Merger.

     Mr. Sebastian is the Chairman and Chief Executive Officer of both RBMG and RBC, and as of the RBC Record Date Mr. Sebastian and members of his immediate family beneficially owned 232,472 shares of RBC Voting Common Stock and shares of RBMG Common Stock. If the RBC Merger is consummated, Mr. Sebastian will remain as the Chairman and Chief Executive Officer of RBMG and RBC and, based on his current stock ownership of RBC and RBMG, Mr. Sebastian and members of his
immediate family would own        shares of RBMG Common Stock.

     Pursuant to an employment agreement with RBMG, Mr. Johnson receives an annual bonus equal to 4% of RBMG's annual total pretax income before bonuses and incentives. To the extent that the RBC Merger would increase RBMG's annual total pretax income, Mr. Johnson would receive a greater bonus after the RBC Merger and may be presented with a potential conflict of interest.

     Four of the members of the RBMG Board are also members of the RBC Board. To the extent that such directors of RBC and RBMG will continue to serve as directors of RBC or RBMG following the RBC Merger, such directors and executive officers may be presented with a potential conflict of interests with respect to the RBC Merger.

ACCOUNTING TREATMENT

     The RBC Merger will be accounted for under the "purchase" method of accounting, as described in Accounting Principles Board Opinion No. 16 and the interpretations thereof, pursuant to which the assets and liabilities of RBC will be adjusted to their respective fair values at the date of acquisition and included with those of RBMG as of the RBC Effective Time. Net income of RBMG subsequent to the RBC Effective Time will include the net income of RBC, but the historical results of operations of RBMG for periods prior to the RBC Effective Time will not be restated.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of certain federal income tax consequences of the RBC Merger. This discussion is based on provisions of the Code, the Treasury Regulations thereunder and rulings and court decisions as of the date hereof, all of which are subject to change, possibly retroactively. The discussion is included for general information purposes only.

     RBC has received an opinion (the "RBC Tax Opinion") from McNair Law Firm, P.A., that, based upon its review of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, certain other facts and documents which it has considered relevant, and certain representations made to it by RBC and RBMG, the RBC Merger will have the federal income tax consequences set forth below:

          (i) the RBC Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code;

          (ii) no gain or loss will be recognized by RBC Stockholders upon the exchange in the RBC Merger of their shares of RBC Common Stock for RBMG Common Stock;

          (iii) the tax basis of the RBMG Common Stock received in the RBC Merger by an RBC Stockholder will be the same as the tax basis of the RBC Common Stock exchanged for such RBMG Common Stock;

          (iv) the holding period of the RBMG Common Stock received in the RBC Merger by an RBC Stockholder will include the holding period of such stockholder in the RBC Common Stock exchanged for such RBMG Common Stock, provided that the RBC Common Stock is held as a capital asset at the RBC Effective Time;

          (v) an RBC Stockholder who receives cash in the RBC Merger in lieu of a fractional share interest in RBMG Common Stock will be treated as having received such fractional share in the RBC Merger and then as having exchanged such fractional share for cash in a redemption subject to Section 302 of the Code; and

          (vi) if an RBC Stockholder dissents to the RBC Merger and receives solely cash in exchange for such stockholder's RBC Common Stock, such cash will be treated as having been received in redemption of the RBC Common Stock (or possibly RBMG Common Stock deemed to have been received), subject to the provisions and limitations of Section 302 of the Code.

     In rendering the RBC Tax Opinion, counsel has relied upon certain written representations as to factual matters made by appropriate officers of RBMG and RBC and certain RBC Stockholders. Such representations are customary for opinions of this type; the RBC Tax Opinion cannot be relied upon, however, if any such representation is, or later becomes, inaccurate. No ruling from the Internal Revenue Service (the "Service") with respect to the tax consequences of the RBC Merger has been, or will be, requested, and the RBC Tax Opinion is not binding upon the Service or the courts. If the RBC Merger is consummated, and it is later determined that the RBC Merger did not qualify as a "reorganization" under the Code, then each RBC Stockholder would recognize taxable gain or loss equal to the difference between the fair market value of the RBMG Common Stock received by him or her in the RBC Merger and his or her tax basis in the RBC Common Stock exchanged therefor.

     The foregoing discussion of the tax consequences of the RBC Merger applies only to an RBC Stockholder who holds RBC Common Stock as a capital asset, and may not apply to special situations, such as RBC Stockholders, if any, who received their RBC Common Stock upon the exercise of employee stock options or otherwise as compensation and RBC Stockholders that are insurance companies, securities dealers, financial institutions or foreign persons.

     Any cash received in the RBC Merger by an RBC Stockholder may be subject to backup withholding at a rate of 31 percent. Backup withholding will not apply, however, to a taxpayer who (i) furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on IRS Form W-9 (or an appropriate substitute form), (ii) provides a certificate of foreign status on IRS Form W-8 (or an appropriate substitute form) or (iii) is otherwise exempt from backup withholding. The Service may impose a $50 penalty upon any taxpayer who fails to provide the correct TIN, as required.

     The RBC Merger will not be a taxable event to RBMG Stockholders or to RBMG.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE RBC MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER AN RBC STOCKHOLDER OR AN RBMG STOCKHOLDER SHOULD VOTE IN FAVOR OF THE RBC MERGER. BECAUSE CERTAIN TAX CONSEQUENCES OF THE RBC MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH RBC STOCKHOLDER, EACH RBC STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE RBC MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS).

RESALE OF RBMG COMMON STOCK

     Shares of RBMG Common Stock to be issued to RBC Stockholders in connection with the RBC Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the RBC Merger, may be deemed an "affiliate" of RBC within the meaning of Rule 145. In general, affiliates of RBC include its executive officers and directors and any other person or entity who controls, is controlled by or is under common control with RBC. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of RBMG Common Stock issued to such persons and entities. RBMG may place legends on certificates representing shares of RBMG Common Stock that are issued to such RBC Stockholders in the RBC Merger to restrict such transfers.

COMPARISON OF RIGHTS OF HOLDERS OF RBMG COMMON STOCK AND RBC COMMON STOCK

     Upon consummation of the RBC Merger, and to the extent they receive shares of RBMG Common Stock, stockholders of RBC, a South Carolina corporation, will become stockholders of RBMG, a Delaware corporation. The rights of RBC Stockholders will thereafter be governed by applicable Delaware law ("Delaware Law"), including the DGCL, and by the RBMG Certificate and the RBMG Bylaws. The following is a summary of the material differences between the rights of RBMG Stockholders and RBC Stockholders pursuant to the differences in Delaware Law and applicable South Carolina law ("South Carolina Law"), including the SCBCA, and between the RBMG Certificate and the RBMG Bylaws, on the one hand, and the RBC Articles and the RBC Bylaws, on the other hand. The following summary does not purport to be a complete statement of the difference in the rights of RBMG Stockholders and RBC Stockholders. This summary is qualified in its entirety by reference to the full text of the RBMG Certificate and the RBMG Bylaws, the RBC Articles and the RBC Bylaws, the Delaware Law and the South Carolina Law.

     Authorized Capital Stock.  The authorized capital stock of RBMG consists of
(i) 25,000,000 shares of RBMG Common Stock and (ii) 5,000,000 shares of preferred stock, par value $.01 per share, of RBMG (the "RBMG Preferred Stock"). The RBMG Board is empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of RBMG Preferred Stock and to fix the voting powers, full or limited or no voting powers, and such designations, powers, preferences and relative, participating, optimal or other rights, if any, with respect to each such class or series of RBMG Preferred Stock (including, without limitation, liquidation preferences, dividend rates, conversion rights and redemption provisions), and the number of shares constituting each such class or series, and to increase or decrease the number of any such class or series to the extent permitted by Delaware Law. There is currently no RBMG Preferred Stock outstanding. The authorized capital stock of RBC consists of (i) 25,000,000 shares of RBC Voting Common Stock and (ii) 2,500,000 shares of RBC Non-Voting Common Stock.

     If the RBC Amendment is adopted, the number of shares of RBMG Common Stock that RBMG is authorized to issue would increase to 50,000,000 shares. If the WSI Amendment is adopted, the number of shares of common stock that RBMG is authorized to issue would increase to 112,000,000 shares consisting of 100,000,000 shares of RBMG Common Stock and 12,000,000 shares of RBMG Class B Common Stock. For a description of the terms of the RBMG Class B Common Stock, see "The Charter Amendments -- WSI Amendment."

     Dividends and Other Distributions. Delaware Law permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets. The RBMG Certificate and the RBMG Bylaws contain no restrictions on the payment of dividends or other distributions.

     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The RBC Articles and the RBC Bylaws contain no restrictions on the payment of dividends or other distributions.

     Special Meeting of Stockholders. Under Delaware Law, special meetings of stockholders may be called by the Board of Directors or by such person or such persons as may be authorized by the certificate of incorporation or bylaws. Under the RBMG Certificate and the RBMG Bylaws, a special meeting of stockholders may be called by the RBMG Board or the Chairman of the RBMG Board only. Notwithstanding the foregoing, whenever holders of one or more classes or series of RBMG Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call special meetings of such holders for the purpose of electing such directors pursuant to the certificate of designation for such classes or series.

     As permitted by South Carolina Law, the RBC Bylaws provide that a special meeting of stockholders may be called by the President, the Chairman of the RBC Board or by a majority of the RBC Board, and shall be called by the President upon the request of the holders of at least 10% of the outstanding shares of RBC entitled to vote at the special meeting.

     Voting Requirements Generally. Under Delaware Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.

     The RBMG Bylaws provide that each stockholder is entitled to one vote for each outstanding share of stock of RBMG held by such stockholder and that in all matters other than the election of directors except as otherwise provided by law, the vote of a majority of the shares of stock of RBMG present, in person or by proxy, at a meeting of stockholders at which a quorum is present and then entitled to vote on the subject matter shall be the act of the stockholders.

     With certain exceptions, under South Carolina Law, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes.

     The RBC Bylaws provide that each outstanding share of RBC Voting Common Stock is entitled to one vote upon each matter submitted to a vote at a meeting of stockholders. The RBC Articles provide that shares of RBC Non-Voting Common Stock have no voting rights except as otherwise required by law. The RBC Articles also provide that except for certain business combinations, the vote of a majority of the shares entitled to vote on any action for which the SCBCA requires a greater vote unless the articles of incorporation provide otherwise shall be the act of the stockholders on that matter. The RBC Bylaws provide that the vote of a majority of the shares voted on any matter at a meeting of stockholders at which a quorum is present shall be the act of the stockholders on that matter unless the vote of a greater number is required by law or by the RBC Articles.

     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under Delaware Law, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes.

     Under the RBMG Certificate, provisions in the RBMG Certificate relating to the election of the RBMG Board, amendments of the RBMG Articles and the RBMG Bylaws, written consents, special meetings, indemnification and special voting requirements for certain business combinations may be amended only upon the affirmative vote of at least 80% of the shares of RBMG Common Stock then outstanding and entitled to vote generally in the election of directors, voting together as a single class.

     Under South Carolina Law generally, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by: (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes, or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class are entitled to vote as a separate voting group (if shareholder voting is otherwise required under South Carolina Law) on a proposed amendment to the RBC Articles if the amendment would result in certain fundamental changes to the rights and preferences of that class. South Carolina Law permits the following provisions of a corporation's articles of incorporation to be amended by action of the Board of Directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding, (ii) minor changes to the corporate name and (iii) certain minor technical amendments.

     Under the RBC Articles, provisions in the RBC Articles relating to special voting requirements for certain business combinations may be amended only upon the affirmative vote of at least 80% of the shares of the then outstanding RBC Voting Common Stock, voting together as a single class.

     Under Delaware Law, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors.

     The RBMG Certificate and the RBMG Bylaws provide that the RBMG Board may adopt, amend or repeal the RBMG Bylaws. Additionally, the RBMG Certificate provides that the stockholders may adopt, amend or repeal the RBMG Bylaws with the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of RBMG then entitled to vote generally in the election of directors, voting together as a single class.

     Under South Carolina Law, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.

     The RBC Bylaws provide that they may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the RBC Board.

     Action by Written Consent. Under Delaware Law, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     The RBMG Certificate and the RBMG Bylaws provide that, so long as RBMG is subject to the reporting requirements of Section 12 or 15(d) of the Exchange Act (or any successor law), any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of stockholders without a meeting.

     Under South Carolina Law, shareholders may act without a meeting by unanimous written consent. Under the RBC Bylaws, any action which is required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if consent in writing, setting forth the action so taken, shall be signed by all of the persons who would be entitled to vote upon such action at a meeting, and filed with the Secretary of RBC in the minute book of RBC.

     Voting in the Election of Directors. Under Delaware Law, vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least ten percent of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     The RBMG Bylaws provide that directors shall be elected by a plurality of the votes of the shares present, in person or by proxy, at a meeting of the stockholders at which a quorum is present and then entitled to vote on the election of directors. The RBMG Certificate and the RBMG Bylaws provide that, subject to any rights of holders of any class of RBMG Preferred Stock then outstanding, all vacancies on the RBMG Board, including those resulting from an increase in the number of directors, may be filled solely by a majority of the remaining directors then in office, even if they do not constitute a quorum, or by a sole remaining director. When one or more directors resign from the RBMG Board effective at a future date, a majority of directors then in office, including the directors who are to resign, may vote on filling the vacancy.

     Under South Carolina Law, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     Under the RBC Bylaws, directors are elected by the vote of a majority of the shares voted at a meeting of stockholders at which a quorum is present. The RBC Bylaws provide that, except as otherwise expressly required by the provisions of the SCBCA, any vacancy on the RBC Board, including those resulting from an increase in the number of directors, may be filled solely by a majority of the remaining directors, even if they do not constitute a quorum.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The RBMG Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the RBMG Board or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at any meeting of stockholders must be in writing and be received by the Secretary of RBMG not less than 60 nor more than 90 days prior to the meeting (or if less than 70 days notice or prior public disclosure of the date of the meeting is given, the notice of stockholder proposals or nominations must be in writing and received by the Secretary no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure thereof was made, whichever occurs first). RBMG may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

     The RBC Articles and the RBC Bylaws do not contain any advance notice requirements for stockholder proposals and director nominations.

     Number and Qualification of Directors. Under Delaware Law, the minimum number of directors is one. Delaware Law permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.

     The RBMG Certificate and the RBMG Bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but that the RBMG Board may not consist of less than three nor more than 15 directors. The size of the RBMG Board is currently set at seven members.

     Under South Carolina Law, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, South Carolina Law allows the board of directors to increase or decrease by thirty percent or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than thirty percent the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.

     The RBC Bylaws provide that the number of directors of RBC shall not be less than three nor more than 15 as determined from time to time by the RBC Board. The size of the RBC Board is currently set at ten members.

     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.

     Delaware Law permits, but does not require a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The RBMG Certificate divides the RBMG Board into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the RBMG Board is elected at each annual meeting of stockholders.

     South Carolina Law provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The RBC Articles divide the RBC Board into three classes of directors serving staggered three-year terms when the number of directors constituting the RBC Board is fixed at nine or more.

     Removal of Directors. Under Delaware Law, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The RBMG Certificate provides that no director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of RBMG then entitled to vote generally in the election of directors, voting together as a single class.

     Under South Carolina Law, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The RBC Articles and the RBC Bylaws do not contain any provisions relating to the removal of directors.

     Transactions Involving Officers or Directors. Under Delaware Law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors; (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to a vote thereon, and the contract or transaction is specifically approved by the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

     The RBMG Certificate and the RBMG Bylaws do not contain any provisions relating to transactions involving officers and directors.

     Similarly, under South Carolina Law, a conflict of interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where: (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director; or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.

     The RBC Articles and the RBC Bylaws do not contain any provisions relating to transactions involving officers and directors.

     Indemnification and Limitation of Liability. Under Delaware Law, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. Delaware Law requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.

     Under Delaware Law, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

     The RBMG Certificate provides that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of RBMG or is or was serving at the request of RBMG as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by RBMG to the fullest extent permitted by the DGCL. The RBMG Certificate also provides that the right to indemnification includes the right to be paid by RBMG for expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by the DGCL, and that the right to indemnification conferred thereunder is a contract right.

     The RBMG Certificate also provides that RBMG may, by action of the RBMG Board, provide indemnification to such of the employees and agents of RBMG and such other persons serving at the request of RBMG as employees or agents of another corporation, partnership, joint venture, trust or other enterprise to such extent and to such effect as is permitted by the DGCL and the RBMG Board shall determine to be appropriate.

     Pursuant to the RBMG Certificate, RBMG may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of RBMG, or is or was serving at the request of RBMG as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his or her status as such, whether or not RBMG would have the power to indemnify such person against such liability under the DGCL.

     The RBMG Certificate provides that (i) the rights and authority described above are not exclusive of any other right that any person may otherwise have or hereafter acquire and (ii) no amendment, modification or repeal of the RBMG Certificate, or adoption of any additional provision to the RBMG Certificate or the RBMG Bylaws or, to the fullest extent permitted by the DGCL, any amendment, modification or repeal of law will eliminate or reduce the effect of the provisions in the RBMG Certificate limiting liability or indemnifying certain persons or adversely affect any right or protection then existing thereunder in respect of any acts or omissions occurring prior to such amendment, modification, repeal or adoption. The RBMG Certificate provides that a director will not be personally liable for monetary damages to RBMG or its stockholders for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

     Under South Carolina Law, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person: (i) conducted himself in good faith; (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under South Carolina Law in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     Under South Carolina Law, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law; (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption; or (iv) any transaction involving improper personal benefits to the director.

     The RBC Bylaws contain provisions for the indemnification to the fullest extent permitted by Section 33-8-500 et. seq. of the SCBCA, as it may be amended from time to time, of all persons who RBC may indemnify pursuant thereto.

     Pursuant to the RBC Bylaws, the RBC Board may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of RBC, or is or was serving at the request of RBC as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not RBC would have the power to indemnify him under the provisions of the SCBCA.

     The RBC Articles provide that no director shall be personally liable to RBC or its shareholders for monetary damages for breach of his fiduciary duty as a director; provided, however, the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to RBC or its shareholders; (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law;
(iii) imposed for unlawful distributions as set forth in Section 33-8-330 of the SCBCA; or (iv) for any transaction from which the director derived an improper personal benefit. The RBC Articles also provide that the above provision shall eliminate or limit the liability of a director only to the maximum extent permitted from time to time by the SCBCA or any successor law or laws. Any repeal or modification of such protection by the shareholders of RBC shall not adversely affect any right or protection of a director of RBC existing at the time of such repeal or modification.

     Mergers, Tender Offers and Sales of Substantially all of the Assets. Under Delaware Law, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, Delaware Law does not require the vote of stockholders of a constituent corporation surviving the merger if
(i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and
(iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

     The RBMG Certificate and the RBMG Bylaws do not contain any provisions relating to mergers, tender offers or sales of substantially all of the corporation's assets.

     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, South Carolina Law requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if:
(i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger,
(ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger, (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.

     The RBC Articles provide that except for certain business combinations, the vote of a majority of the shares entitled to vote on any action for which the SCBCA requires a greater vote unless the articles of incorporation provide otherwise shall be the act of the stockholders on that matter.

     Proxies. As permitted by Delaware Law, under the RBMG Bylaws, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

     As permitted by South Carolina Law, under the RBC Bylaws, at all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of RBC before or at the time of the meeting. Under South Carolina Law, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.

     Preemptive Rights. The holders of RBMG Common Stock and RBC Common Stock have no preemptive rights.

     Stockholder Inspection Rights. Under Delaware Law, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.

     Under South Carolina Law, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularity such purpose and the records he desires to inspect and the records are directly connected with his purpose. South Carolina Law also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.

     Anti-Takeover Provisions. Delaware Law contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions. RBMG has not made such an election with respect to the business combinations provisions of Delaware Law, and thus they apply to RBMG.

     The RBMG Certificate generally limits RBMG's power to purchase shares of voting stock of RBMG (i.e., capital stock having the right to vote generally on matters relating to RBMG and any security which is convertible into such stock) from a holder of at least five percent of any class of voting securities who has beneficially owned such securities for less than two years prior to the date of such purchase or any agreement in respect thereof at a price in excess of its fair market value, unless such purchase is approved by the holders of a majority of the outstanding shares of voting stock of RBMG, voting together as a single class, excluding the shares owned by such stockholder.

     South Carolina Law contains provisions which impose super majority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of persons who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions. RBC has not made such an election with respect to either the fair price or the control share acquisition provisions of South Carolina Law, and thus both apply to RBC.

     The RBC Articles generally limit RBC's power to enter into certain business combinations with a holder (not including certain persons) of at least 10% of any class of voting securities (i.e., capital stock having the right to vote generally in the election of directors) who has beneficially owned such securities for less than two years prior to the date of such business combination or any agreement in respect thereof at a price in excess of its fair market value, unless such purchase is approved by the holders of at least 80% of the outstanding shares of stock of RBC entitled to vote in the election of directors.

     Quorum. Under the RBMG Bylaws, unless otherwise provided in the Delaware Law, the RBMG Certificate or the RBMG Bylaws, the presence, in person or by proxy, of the holders of a majority of the outstanding stock of RBMG entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.

     Under the RBC Bylaws, a majority of the outstanding shares of RBC entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders.

DISSENTERS' RIGHTS

     Pursuant to the South Carolina Dissenters' Rights Statute, the holders of shares of RBC Common Stock are entitled to dissent from approval of the RBC Merger Agreement and the RBC Merger and receive payment of the fair value of their shares in the event the RBC Merger is consummated, provided that the RBC Stockholders comply with the provisions of the South Carolina Dissenters' Rights Statute. Holders of RBMG Common Stock are not entitled to appraisal rights with respect to the RBC Merger under Section 262 of the DGCL.

     Under the South Carolina Dissenters' Rights Statute, only RBC Stockholders who are entitled to vote on the RBC Merger Agreement and the RBC Merger have the right to dissent from the RBC Merger and obtain payment of the fair value of such holder's shares of RBC Common Stock. The South Carolina Dissenters' Rights Statute contains detailed information as to a dissenting stockholder's right to payment and the procedural steps to be followed by a dissenting stockholder. The following description is only a summary of these provisions and is qualified in its entirety by reference to the South Carolina Dissenters' Rights Statute, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex E and is incorporated herein by reference.

     If the RBC Merger Agreement is approved by the required vote of RBC Stockholders and the RBC Merger is consummated, each RBC Stockholder who votes against the RBC Merger Agreement or who fails to vote and who follows the procedures set forth in the South Carolina Dissenters' Rights Statute is entitled to demand payment of the fair value of such holder's shares.

     A stockholder electing to exercise such holder's dissenters' rights must give notice to RBC, before the vote on the RBC Merger Agreement and the RBC Merger at the RBC Special Meeting, of such holder's intent to demand payment for such holder's shares if the RBC Merger is effectuated and must not vote his shares in favor of the proposed action. A vote cast in favor of approval of the RBC Merger Agreement and the RBC Merger by the holder of a proxy solicited hereby, however, will not constitute a waiver of a stockholder's right to dissent from approval of the RBC Merger Agreement, provided such stockholder complies with the other requirements of the South Carolina Dissenters' Rights Statute. All notices of intent to demand payment should be addressed to: Secretary, Resource Bancshares Corporation, 1901 Main Street, Suite 650, Columbia, South Carolina 29201. A beneficial stockholder may assert dissenters' rights as to shares held on such holder's behalf by a nominee only if such holder dissents with respect to all shares of which such holder is the beneficial owner or over which such holder has the power to vote and such holder notifies RBC in writing of the name and address of the record holder of the shares, if known. A record stockholder may assert dissenters' rights as to fewer than all the shares registered in such holder's name only if such holder dissents with respect to all shares beneficially owned by any one person and notifies RBC in writing of the name and address of each person on whose behalf such holder asserts dissenters' rights. A dissenting stockholder need not vote against the RBC Merger Agreement and the RBC Merger in order to preserve such holder's dissenters' rights after filing such holder's notice of dissent.

     If the RBC Merger is authorized at the RBC Special Meeting, within ten days thereafter, RBC will deliver a written notice to all former RBC stockholders who notified RBC in compliance with the South Carolina Dissenters' Rights Statute that they intend to demand payment for their shares. Such notice will: (i) state where the payment demand must be sent and where certificates for shares of RBC Common Stock must be deposited; (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to stockholders of the terms of the RBC Merger and requires that the person asserting dissenters' rights certify whether or not such holder (or the beneficial stockholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before that date; (iii) set a date by which RBC must receive payment demand; and (iv) be accompanied by a copy of the South Carolina Dissenters' Rights Statute.

     A stockholder sent the notice described above must demand payment, certify whether such holder (or the beneficial stockholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the notice, and deposit his shares in accordance with the terms of the notice. A stockholder who does not comply substantially with the requirements that such holder demand payment and deposit such holder's shares where certificates are required to be deposited by the appropriate date is not entitled to payment for such holder's shares.

     After consummation of the RBC Merger, or upon receipt of a payment demand, RBC will pay each such dissenter who substantially complied with the payment demand requirements the amount that RBC estimates to be the fair value of such holder's shares, plus accrued interest. Such payment will be accompanied by certain financial information regarding RBC, a statement of the estimate of the fair value, an explanation of how the fair value and interest were calculated, a statement of the dissenter's right to demand additional payment under the South Carolina Dissenters' Rights Statute and a copy of the South Carolina Dissenters' Rights Statute.

     If a dissenter believes that the amount paid for such holder's shares is less than the fair value of such holder's shares or that the interest due is calculated incorrectly, if RBC fails to make or offer payment within 60 days after the date set for demanding payment or if RBC, having failed to take the proposed action, does not return the deposited certificates within sixty days after the date set for demanding payment, the dissenter may notify RBC in writing of such holder's own estimate of the fair value of such holder's shares and amount of interest due and demand payment of such holder's estimate (less any payment already received). A dissenter waives the right to demand additional payment unless such demand is made in writing within 30 days after RBC has made or offered payment for such holder's shares. If RBC and the dissenter do not settle a demand for additional payment within 60 days after RBC receives the demand, RBC must commence a proceeding for judicial appraisal of the shares or pay the amount demanded. The costs of a court-appointed appraiser will be borne by RBC, unless the court finds that the dissenter acted arbitrarily, vexatiously, or not in good faith in demanding additional payment for the dissenter's shares. The court also may assess the fees and expenses of counsel and experts for one party against another under certain circumstances.

     Because of the detailed provisions and requirements of the South Carolina Dissenters' Rights Statute, each dissenting stockholder should consult with such holder's own legal counsel concerning the procedures and remedies available to such holder. Any failure to follow the detailed procedures set forth in the South Carolina Dissenters' Rights Statute may result in the loss of a stockholder's right to claim fair value as described herein.

                                 THE WSI MERGER

BACKGROUND OF THE WSI MERGER

     During 1996, as part of ongoing strategic planning, RBMG began examining options for expansion into the non-conforming mortgage business. Representatives of RBMG met with representatives of several companies engaged in the non-conforming mortgage business, including Robert C. Walsh, President and Chief Executive Officer of WSI. RBMG management was examining and evaluating the non-conforming mortgage market generally and determining whether there existed the potential to develop strategic synergies with these companies in connection with RBMG's entry into the non-conforming mortgage business. Based on these discussions, RBMG determined that a business combination with WSI offered potential synergies relating to the integration of the broker and correspondent relationships of RBMG with those of WSI. On January 23 and January 25, 1997, management of RBMG and WSI met to discuss the possibility of a business combination between RBMG and WSI. Based on these discussions, the parties determined to commence negotiation of the terms of a business combination between RBMG and WSI. There had been no discussions between RBMG and WSI prior to January 1997, and there were no relationships or transactions between the parties.

     Following the January 25 meeting, the RBMG Board met on January 29, 1997, and determined to appoint the RBMG Special Committee to consider and evaluate proposals relating to a business combination with WSI and with RBC and to make recommendations to the RBMG Board with respect to both the WSI Merger and the RBC Merger. The members of the RBMG Special Committee were Boyd M. Guttery and John O. Wolcott. The RBMG Special Committee was authorized by the RBMG Board to retain an investment banking firm to act as its financial advisor and independent legal counsel and other professional advisors. On January 29, 1997, the RBMG Special Committee held its first meeting and selected King & Spalding to serve as its independent legal counsel.

     The RBMG Special Committee met again on January 30, 1997, with a representative of King & Spalding. At the meeting, the RBMG Special Committee discussed the status of the discussions with WSI and RBC and scheduled a meeting among the parties and their advisors on February 2, 1997.

     On February 2, 1997, a meeting was held among representatives of King & Spalding, counsel for the RBMG Special Committee, representatives of McNair Law Firm, P.A., counsel for RBC, representatives of St. John & Wayne, L.L.C., counsel for WSI, a representative of Prudential Securities, proposed financial advisor for the RBMG Special Committee, representatives of Price Waterhouse LLP, independent accountants for RBMG and RBC, representatives of KPMG Peat Marwick LLP, independent accountants for WSI, and a representative of National Westminster Bank, PLC, financial advisor for WSI. At the meeting, the parties discussed and summarized the tax, accounting and structural issues that would need to be addressed in connection with each of the proposed WSI Merger and the proposed RBC Merger. The parties also discussed the steps necessary to complete such transactions and the related time schedules and how the separate transactions would relate to each other.

     On February 3, 1997, the RBMG Special Committee met with its counsel and reviewed the discussions which took place at the meeting the previous day. The RBMG Special Committee discussed investment banking firms which were candidates to serve as financial advisors to the RBMG Special Committee. On February 3, 1997, the parties commenced due diligence investigations of the proposed transaction. On February 4, 1997, the RBMG Special Committee met again to discuss investment banking firms. On February 5, 1997, representatives of Prudential Securities made a presentation to members of the RBMG Special Committee concerning that firm's qualifications to serve as financial advisor to the RBMG Special Committee. On February 6 and February 7, 1997, the RBMG Special Committee met to review the proposed engagement letter with Prudential Securities.

     In February 1997, RBMG entered into a confidentiality agreement with WSI and RBC regarding confidential information of RBMG, WSI and RBC, and the parties began exchanging confidential information regarding RBMG, WSI and RBC.

     On February 9, 1997, the RBMG Special Committee and representatives of RBMG met with representatives of WSI and RBC and their respective advisors to review initial drafts of the principal agreements relating to the proposed WSI Merger and the proposed RBC Merger. Negotiations on the terms of the principal agreements continued by telephone between the RBMG Special Committee, on the one hand, and each of WSI and RBC, on the other, over the next several weeks.

     On February 13, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities and Price Waterhouse LLP. The RBMG Special Committee approved the engagement of Prudential Securities to serve as its financial advisor and assist in evaluating each of the proposed RBC Merger and the proposed WSI Merger on their respective merits. Prudential Securities made a presentation to the RBMG Special Committee regarding the non-conforming residential mortgage industry and described the nature of its financial analysis of the proposed transaction with WSI. Prudential Securities also confirmed that it would discuss with the RBMG Special Committee the other strategic alternatives available to RBMG.

     On February 20, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities to discuss the status of the negotiations with WSI on the proposed WSI Merger Agreement and with RBC on the proposed RBC Merger Agreement.

     On February 25, 1997, the RBMG Special Committee met by telephone with its counsel and representatives of Prudential Securities. Prudential Securities made a preliminary report to the RBMG Special Committee as to the status of the proposed WSI Merger and the proposed RBC Merger. On February 26, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities, RBMG and RBC. At that meeting, Prudential Securities presented its preliminary reports to representatives of RBMG and RBC and responded to questions.

     On March 3, 1997, the RBMG Special Committee met by telephone with its counsel, representatives of Prudential Securities, Price Waterhouse LLP, RBMG, RBC and counsel for RBC. Price Waterhouse LLP and Prudential Securities discussed the structural issues relating to the proposed WSI Merger and the RBC Merger.

     On March 6, 1997, the RBMG Special Committee met with its counsel, representatives of Prudential Securities, Price Waterhouse LLP and RBMG. The advisors to the RBMG Special Committee reviewed the proposed RBC Merger and proposed WSI Merger and the RBMG Special Committee reviewed the status of the separate negotiations with RBC and WSI.

     During the week of March 10, 1997, representatives of the RBMG Special Committee met with representatives of WSI to discuss the proposed terms of the WSI Merger. The parties discussed proposed term sheets relating to the structure of the proposed WSI Merger and the proposed RBC Merger.

     On March 17, 1997, the RBMG Special Committee met with its counsel and reviewed the proposed term sheets and timetables for the proposed WSI Merger and the proposed RBC Merger.

     On April 1, 1997, the RBMG Special Committee met with its counsel and representatives of Prudential Securities and Price Waterhouse LLP. The RBMG Special Committee reviewed the status of negotiations with WSI and its advisors and discussed with Price Waterhouse LLP the issues relating to the accounting treatment of the proposed WSI Merger. The RBMG Special Committee also reviewed the status of negotiations with RBC and its advisors and discussed with Price Waterhouse LLP the issues related to the accounting treatment of the proposed RBC Merger.

     On April 4, 1997, the WSI Board, consisting solely of Robert C. Walsh, convened to consider the WSI Merger Agreement. After deliberating with respect to the WSI Merger and the other terms and conditions of the WSI Merger Agreement, the WSI Board approved and adopted the WSI Merger, subject to final negotiation of the WSI Merger Agreement.

     On April 17, 1997, the RBMG Special Committee met with its counsel to discuss the status of the negotiations on the principal agreements relating to the proposed WSI Merger and the proposed RBC Merger and the open issues relating to RBMG's due diligence examination of WSI and RBC.

     On Friday, April 18, 1997, the RBMG Special Committee and management of RBMG and WSI met to discuss the final terms of the proposed WSI Merger. During the day on April 18, 1997, negotiations on the principal agreements relating to the WSI Merger, including the WSI Merger Agreement, were concluded. The RBMG Special Committee and RBMG Board met on the evening of April 18, 1997. Prudential Securities reviewed with the RBMG Special Committee and the RBMG Board the financial analyses performed by Prudential Securities in connection with its fairness opinion. The RBMG Special Committee and the RBMG Board engaged Prudential Securities in a thorough discussion of the final terms of the proposed WSI Merger. Prudential Securities then delivered its opinion to the RBMG Special Committee and the RBMG Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the WSI Exchange Ratios were fair, from a financial point of view, to the RBMG Stockholders. The RBMG Special Committee then met separately from the full RBMG Board. At that meeting, the RBMG Special Committee unanimously approved the WSI Merger Agreement. Immediately after the RBMG Special Committee meeting adjourned, the full RBMG Board met and reviewed the terms of the proposed WSI Merger with its advisors, and the recommendation of the RBMG Special Committee. After thorough discussion of the terms of the proposed WSI Merger and such recommendation, the full RBMG Board unanimously approved the WSI Merger Agreement and authorized the execution and delivery of the WSI Merger Agreement and the submission of the WSI Merger Agreement and the WSI Merger to the RBMG Stockholders for approval and adoption.

     After the RBMG Board meeting ended in the evening of April 18, 1997, RBMG, WSI, Carolina Merger Sub and Robert C. Walsh executed the WSI Merger Agreement; RBMG, WSI, Robert C. Walsh, Greenwich and the WSI Stockholders executed the Indemnification Agreement; and the Walsh Stockholders (as hereinafter defined) executed the Proxy Agreement. On Monday, April 21, 1997, the parties issued a joint press release announcing the WSI Merger and the RBC Merger.

TERMS OF THE WSI MERGER AGREEMENT

     General. The WSI Merger Agreement provides that, following approval and adoption of the WSI Merger Agreement by the stockholders of WSI and RBMG and the satisfaction or waiver of the other conditions to the WSI Merger, Carolina Merger Sub will be merged with and into WSI at the WSI Effective Time in accordance with the DGCL. WSI will be the surviving corporation in the WSI Merger. As a result of the WSI Merger, the separate corporate existence of Carolina Merger Sub will cease, and WSI will become a wholly owned subsidiary of RBMG.

     Conversion of Shares. Each share of WSI Class A Common Stock and each share of WSI Class B Common Stock issued and outstanding immediately before the WSI Effective Time (other than treasury shares, shares of WSI Common Stock held by WSI Stockholders who perfect their appraisal rights under Delaware law and shares of WSI Common Stock owned by RBMG or any wholly owned subsidiary of RBMG) and all rights in respect thereof shall, at the WSI Effective Time, be converted into and become exchangeable for (i) 175,164.30 shares (the "WSI Exchange Ratio") of RBMG Common Stock and (ii) the right to receive on a deferred basis and pursuant to the terms of the Escrow Agreement 19,462.70 additional shares (the "WSI Escrow Stock Ratio") of RBMG Common Stock, with cash being paid in lieu of fractional shares. If the RBC Merger is approved and occurs prior to the WSI Effective Time, then the WSI Exchange Ratio will be 192,460.50 and the WSI Escrow Stock Ratio will be 21,384.50. In the event that prior to the WSI Effective Time the outstanding shares of RBMG Common Stock, WSI Class A Common Stock or WSI Class B Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the WSI Exchange Ratios will be adjusted to provide the holders of RBMG Common Stock, WSI Class A Common Stock and WSI Class B Common Stock the same economic effect as contemplated by the WSI Merger Agreement prior to such event. Cash will be paid in lieu of fractional shares of RBMG Common Stock in an amount equal to the fractional share interest multiplied by the arithmetic average of the closing prices for a share of RBMG Common Stock on the Nasdaq National Market for each of the ten trading days immediately prior to the WSI Effective Time.

     Each outstanding share of WSI Class A Common Stock or WSI Class B Common Stock as to which a written notice of election to demand the appraisal of such shares is filed in accordance with Section 262 of the DGCL, at or prior to the WSI Special Meeting and not withdrawn at or prior to the WSI Special Meeting and which is not voted in favor of the WSI Merger will not be converted into or represent a right to receive RBMG

Common Stock under the WSI Merger Agreement unless and until the holder shall have failed to perfect, or shall have effectively withdrawn his or her right to appraisal, at which time his or her shares shall be converted into RBMG Common Stock like any other shares of outstanding WSI Class A Common Stock or WSI Class B Common Stock.

     Issuance of the RBMG Warrant. Greenwich holds the WSI Warrant, which represents the right to purchase 24.99 shares of WSI Class B Common Stock. In connection with the WSI Merger, if the WSI Warrant or any portion thereof remains outstanding immediately prior to the WSI Effective Time, the WSI Warrant will be cancelled and RBMG will issue to Greenwich the RBMG Warrant, representing the right to purchase such number of shares of RBMG Class B Common Stock equal to the number of shares of WSI Class B Common Stock covered by the WSI Warrant as of the WSI Effective Time multiplied by the sum of the WSI Exchange Ratios. See "Certain Agreements in Connection with the WSI
Merger -- The RBMG Warrant." To the extent the WSI Warrant is exercised prior to the WSI Effective Time, shares of WSI Class B Common Stock issued to Greenwich will be converted into shares of RBMG Common Stock pursuant to the WSI Exchange Ratios. On April 18, 1997, Greenwich delivered to WSI notice of its election to exercise, immediately prior to the WSI Effective Time, its right under the WSI Warrant to purchase that number of shares of WSI Class B Common Stock which would be convertible into 4.9% of the issued and outstanding shares of RBMG Common Stock in accordance with the WSI Merger Agreement.

     Board of Directors. The WSI Merger Agreement provides that, at the WSI Effective Time, the total number of persons serving on the RBMG Board will be eight and will consist of Edward J. Sebastian, James Walsh, Robert C. Walsh, John J. Oberdorf, David W. Johnson, Jr., William Biggs, and two additional persons to be nominated by Edward J. Sebastian and David W. Johnson, Jr. and approved by the RBMG Board, including approval of a majority of John C. Baker, Stuart M. Cable, Boyd M. Guttery and John O. Wolcott. See "Directors and Executive Officers." The WSI Merger Agreement provides that the directors of Carolina Merger Sub immediately prior to the WSI Effective Time will become the directors of WSI as of the WSI Effective Time. The directors of Carolina Merger Sub are Edward J. Sebastian and David W. Johnson, Jr. It is anticipated that Robert C. Walsh and James Walsh will be named additional directors of WSI after the WSI Effective Time.

     Executive Officers. The WSI Merger Agreement provides that at the WSI Effective Time, Edward J. Sebastian shall hold the position of Chairman and Chief Executive Officer of RBMG, Robert C. Walsh shall hold the position of President of RBMG and David W. Johnson, Jr. shall hold the position of Vice Chairman of RBMG and Managing Director of RBMG's prime mortgage lending operations. The WSI Merger Agreement provides that the officers of WSI immediately prior to the WSI Effective Time will continue to serve in their respective offices after the WSI Effective Time.

     Indemnification Obligations. The WSI Merger Agreement provides that the provisions of the WSI Certificate and the RBMG Certificate relating to indemnification of officers and directors shall not be amended, repealed or otherwise modified for a period of six years from the WSI Effective Time in any manner that would affect adversely the rights thereunder of individuals who are at, or were at any time prior to, the WSI Effective Time were directors, officers, fiduciaries or agents of WSI or RBMG. RBMG also agreed in the WSI Merger Agreement to indemnify each present and former director and officer of WSI and RBMG, determined as of the WSI Effective Time (i) from and after the WSI Effective Time, against any liabilities arising out of or pertaining to matters existing or occurring at or prior to the WSI Effective Time to the fullest extent that WSI and RBMG would have been permitted under Delaware law and their respective charter documents to indemnify such parties and (ii) for a period of six years after the date of the WSI Merger Agreement, against any liabilities arising out of or pertaining to the transactions contemplated by the WSI Merger Agreement, to the fullest extent permitted under applicable law.

     No Solicitation. The WSI Merger Agreement provides that neither RBMG nor WSI will, directly or indirectly solicit, initiate or knowingly encourage (including by way of furnishing non-public information) or facilitate any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to a Competing Transaction or enter into or maintain or continue discussions or negotiations in furtherance of any Competing Transaction, other than as may be required (in the opinion of legal counsel) by the fiduciary duties of the RBMG Board. A "Competing Transaction" involving either RBMG or WSI means any merger, consolidation, share exchange, business combination or similar transaction with such party other than the WSI

Merger or the RBC Merger, sale of 15% or more of the assets of such party or tender offer for 15% or more of the outstanding voting securities of such party.

     Conditions to the WSI Merger. The obligations of both RBMG and WSI to consummate the WSI Merger are subject to the satisfaction or, if permitted by applicable law, the waiver of the following conditions: (i) the Registration Statement shall have been declared effective by the Commission and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceeding for that purpose shall have been initiated by the Commission and not concluded or withdrawn; (ii) each of the WSI Merger Agreement and the WSI Merger and the WSI Amendment shall have been duly approved by the requisite vote of the RBMG Stockholders in accordance with the DGCL and the rules and regulations of the Nasdaq National Market; (iii) each of the WSI Merger Agreement and the WSI Merger shall have been duly approved by the requisite vote of the WSI Stockholders in accordance with the DGCL; (iv) the absence of any order, writ, injunction or decree issued by a court of competent jurisdiction or governmental entity which would make the WSI Merger illegal or would otherwise prohibit its consummation; (v) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the WSI Merger under the HSR Act or any other applicable competition, merger control or similar law; (vi) the receipt of all consents, approvals and authorizations legally required to be obtained to consummate the WSI Merger;
(vii) receipt of all permits or approvals required by state securities law or blue sky laws to carry out the WSI Merger; (viii) the shares of RBMG Common Stock into which the WSI Common Stock will be converted pursuant to the WSI Merger Agreement and the shares of RBMG Common Stock issuable upon the exercise of the RBMG Warrant shall have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance; (ix) RBMG or WSI shall have obtained one or more commitments reasonably satisfactory to the Chief Executive Officer of RBMG and the Chief Executive Officer of WSI which provide a warehouse facility for the sub-prime mortgage business of at least $300 million from and after the WSI Effective Time; and (x) both RBMG and WSI shall have been advised in writing, as of the WSI Effective Time, by Price Waterhouse LLP, that, in accordance with U.S. GAAP, based upon discussions with officials responsible for financial and accounting matters and information furnished to Price Waterhouse LLP, Price Waterhouse LLP concurs with management's conclusion that no conditions relating to RBMG or WSI exist that would preclude RBMG's accounting for the WSI Merger as a "pooling of interests," and RBMG and WSI shall have been advised in writing, as of the WSI Effective Time, by KPMG Peat Marwick LLP that, based upon inquiries and their examination of the financial statements of WSI, they are not aware of any conditions relating to WSI that would preclude the use of "pooling of interests" accounting in connection with the WSI Merger.

     In addition to the foregoing, the obligation of WSI to consummate the WSI Merger, or to permit the consummation of the WSI Merger, is subject to the satisfaction or, if permitted by applicable law, the waiver of the following further conditions: (i) each of the representations and warranties of RBMG contained in the WSI Merger Agreement that is qualified by materiality shall be true and correct on and as of the WSI Effective Time as if made at and as of the WSI Effective Time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the WSI Effective Time as if made at and as of the WSI Effective Time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by the WSI Merger Agreement, and WSI shall have received a certificate of the Chairman or President and the Chief Financial Officer of RBMG to such effect; (ii) RBMG shall have performed or complied in all material respects with all material agreements and covenants required by the WSI Merger Agreement to be performed or complied with by it on or prior to the WSI Effective Time, and WSI shall have received a certificate of the Chairman or President and the Chief Financial Officer of RBMG to that effect; (iii) St. John & Wayne, L.L.C. or King & Spalding shall have issued its opinion, such opinion dated on or about the WSI Effective Time and on or about the date that is two business days prior to the date the Joint Proxy Statement/Prospectus is first mailed to the RBMG Stockholders, addressed to WSI, and reasonably satisfactory to it, to the effect that, based upon customary representations of WSI and RBMG and customary assumptions, the WSI Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that the WSI Stockholders will recognize no gain or loss upon the receipt of shares of RBMG Common Stock in exchange for shares of WSI Class A

Common Stock or WSI Class B Common Stock in the WSI Merger, which opinion shall not have been withdrawn or modified in any material respect; (iv) RBMG shall have executed the Walsh Employment Agreement (as hereinafter defined); (v) RBMG shall have executed the Stockholders Agreement (as hereinafter defined); (vi) RBMG shall have executed the Registration Rights Agreement (as hereinafter defined); (vii) RBMG shall have executed the RBMG Warrant (if the WSI Warrant is then outstanding); (viii) the Escrow Agent (as hereinafter defined), RBMG and the Independent Committee (as hereinafter defined) shall have executed the Escrow Agreement; and (ix) RBMG shall have received the written resignations of such members of the RBMG Board so as to permit the reconstitution of the RBMG Board in accordance with the WSI Merger Agreement.

     In addition, the obligation of RBMG to consummate the WSI Merger is subject to the satisfaction or, if permitted by applicable law, the waiver of the following further conditions: (i) each of the representations and warranties of WSI and the Principal Stockholder contained in the WSI Merger Agreement that is qualified by materiality shall be true and correct on and as of the WSI Effective Time as if made at and as of the WSI Effective Time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the WSI Effective Time as if made at and as of the WSI Effective Time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by the WSI Merger Agreement, and RBMG shall have received a certificate of the Principal Stockholder and the Chairman or President and the Chief Financial Officer of WSI to such effect; (ii) WSI and the Principal Stockholder shall have performed or complied in all material respects with all material agreements and covenants required to be performed or complied with by them on or prior to the WSI Effective Time, and RBMG shall have received a certificate of the Principal Stockholder and the Chairman or President and the Chief Financial Officer of WSI to that effect; (iii) the WSI Stockholders (who are parties thereto) shall have executed the Stockholders Agreement; (iv) the WSI Stockholders (including Greenwich) shall have executed the Registration Rights Agreement; (v) the Escrow Agent (as hereinafter defined), Greenwich and the Stockholder Representative shall have executed the Escrow Agreement; (vi) each of Robert C. Walsh and the Key Employees (as hereinafter defined) shall have executed the Key Employee Agreements (as hereinafter defined) and the Noncompetition Agreements (as hereinafter defined);
(vii) each WSI Employee (as hereinafter defined) shall have executed the WSI Employment Agreements (as hereinafter defined); and (viii) Greenwich shall have surrendered the WSI Warrant (if then outstanding) in exchange for the RBMG Warrant and terminated certain related agreements.

     Amendment. The WSI Merger Agreement may be amended at any time prior to the WSI Effective Time by written agreement of the parties thereto, except that, without securing any Stockholder approval required by Delaware law, no amendment may be made that would (i) reduce the amount or change the type of consideration to be received by the WSI Stockholders, (ii) materially and adversely affect WSI or RBMG or the WSI Stockholders or the RBMG Stockholders or (iii) change any term of the WSI Certificate or the RBMG Certificate, except as contemplated by the WSI Merger Agreement.

     Termination. The WSI Merger Agreement may be terminated and the WSI Merger abandoned at any time prior to the WSI Effective Time (i) by mutual written consent of the WSI Board and the RBMG Board; (ii) by WSI or RBMG if the WSI Effective Time shall not have occurred on or before November 1, 1997 (or, in certain circumstances, December 1, 1997); (iii) by WSI or RBMG, if any governmental order, writ, injunction or decree preventing the consummation of the WSI Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable; (iv) by WSI if (a) the RBMG Board withdraws, modifies or changes its recommendation of the WSI Merger Agreement and the WSI Merger in a manner adverse to WSI or the WSI Stockholders or shall have resolved to do so, (b) the RBMG Board shall have recommended to the RBMG Stockholders a Competing Transaction or shall have resolved to do so, or (c) a tender offer or exchange offer for 15 percent or more of the outstanding shares of capital stock of RBMG is commenced and the RBMG Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); (v) by WSI or RBMG, if the WSI Merger Agreement and the WSI Merger shall fail to receive the requisite votes for approval at the RBMG Special Meeting or the WSI Special Meeting or any adjournment or postponement thereof; (vi) by RBMG, if the RBMG Board shall withdraw, modify or change its recommendation of the approval of the WSI Merger Agreement and the WSI Merger, and the RBMG Board determines, following consultation with outside legal counsel (who may be RBMG's regularly engaged outside legal counsel), that failure to take such action would be inconsistent with its duties to the RBMG Stockholders under applicable law and prior to such determination any person (other than WSI) shall have made a public announcement or otherwise communicated with RBMG with respect to a Competing Transaction that, as determined by the RBMG Board after consultation with its outside legal counsel (who may be its regularly engaged outside legal counsel) and financial advisors, contains terms more favorable to the stockholders of RBMG than those provided for in the WSI Merger; provided that such termination will only be effective after RBMG has provided certain notice to WSI and has paid the Termination Payment (as defined below); or (vii) by WSI or RBMG, if the closing price per share of RBMG Common Stock, as reported by the Nasdaq National Market, for any 10 consecutive trading days during the period from April 18, 1997 until the last trading day prior to the RBMG Special Meeting is less than $12.00.

     Fees and Expenses. All expenses incurred in connection with the WSI Merger, including all fees and expenses of counsel, independent accountants, investment bankers, experts and consultants, will be paid by the party incurring such expenses, whether or not the WSI Merger is consummated, except that all expenses relating to filing fees pursuant to the HSR Act, printing, filing and mailing the Registration Statement and the Joint Proxy Statement/Prospectus and all Commission and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement/Prospectus will be borne equally by WSI and RBMG. In addition, RBMG has agreed to pay to WSI $10,000,000 (the "Termination Payment") in the event that (i) RBMG terminates the WSI Merger Agreement pursuant to clause (vi) of the preceding paragraph, (ii) WSI terminates the WSI Merger Agreement pursuant to clause (iv) of the preceding paragraph and at the time of such termination there exists a Competing Transaction with respect to RBMG or (iii) (a) WSI terminates the WSI Merger Agreement pursuant to clause (v) of the preceding paragraph, (b) prior to the RBMG Special Meeting, RBMG shall have furnished information to or entered into discussions or negotiations with respect to a Competing Transaction, and RBMG shall not have reaffirmed its recommendation to its stockholders with respect to the transactions contemplated by the WSI Merger Agreement and (c) within 12 months thereafter, RBMG shall enter into a definitive agreement with respect to any Competing Transaction or any Competing Transaction is consummated.

EFFECTIVE TIME OF THE WSI MERGER AND EXCHANGE OF SHARES

     Effective Time of the WSI Merger. The WSI Merger will become effective by filing a certificate of merger with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of the DGCL. The WSI Merger Agreement provides that the parties thereto will cause such certificate of merger to be filed after each of the conditions to consummation of the WSI Merger has been satisfied or, if permissible, waived. The WSI Merger cannot become effective until the RBMG Stockholders have approved and adopted the WSI Merger Agreement, the WSI Merger, the WSI Stock Issuance and the WSI Amendment, and the WSI Stockholders have approved and adopted the WSI Merger Agreement and the WSI Merger, and all required regulatory approvals and actions have been obtained and taken. Thus, there can be no assurance as to whether or when the WSI Merger will become effective. In addition, if the RBC Merger is consummated prior to the WSI Effective Time, it is contemplated that the WSI Merger would not occur earlier than 35 days after the RBC Effective Time.

     Exchange of WSI Stock Certificates. Promptly following the WSI Effective Time, instructions and a letter of transmittal will be furnished to all WSI Stockholders for use in exchanging their stock certificates for certificates evidencing the shares of RBMG Common Stock they will be entitled to receive as a result of the WSI Merger. WSI STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED.

RECOMMENDATION OF WSI BOARD

     THE WSI BOARD HAS DETERMINED THAT THE WSI MERGER IS IN THE BEST INTERESTS OF WSI AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE WSI MERGER AGREEMENT,

AND RECOMMENDS THAT THE WSI STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE WSI MERGER AGREEMENT AND THE WSI MERGER.

OPINION OF RBMG'S FINANCIAL ADVISOR

     On April 18, 1997, Prudential Securities delivered a written opinion (the "WSI Opinion") to the RBMG Board that, as of such date, the WSI Exchange Ratios, taken together, were fair from a financial point of view to the RBMG Stockholders. Prudential Securities made a presentation of the financial analysis underlying the WSI Opinion at a special meeting of the RBMG Board and the RBMG Special Committee held on April 18, 1997 and provided the members of the RBMG Board and the RBMG Special Committee with a detailed report setting forth the financial analysis underlying the WSI Opinion. This analysis, as presented to the RBMG Board and the RBMG Special Committee, is summarized below. All of the members of the RBMG Board and the RBMG Special Committee were present at the meeting, and each RBMG Board member and each RBMG Special Committee member had the opportunity to ask questions regarding the report. Prudential Securities discussed with the RBMG Board and the RBMG Special Committee the information in the report, and the financial data and other factors considered by Prudential Securities in conducting its analysis, all of which are summarized below.

     In requesting the WSI Opinion, neither the RBMG Special Committee nor the RBMG Board gave any special instructions to Prudential Securities or imposed any limitations upon the scope of the investigation that Prudential Securities deemed necessary to enable it to deliver the WSI Opinion. A copy of the WSI Opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this Joint Proxy Statement/Prospectus as Annex H and is incorporated herein by reference. The summary of the WSI Opinion set forth below is qualified in its entirety by reference to the full text of the WSI Opinion.

     THE WSI OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE WSI EXCHANGE RATIOS TO THE RBMG STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. THE WSI OPINION WAS DELIVERED FOR THE INFORMATION OF THE RBMG BOARD AND THE RBMG SPECIAL COMMITTEE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY RBMG STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE RBMG SPECIAL MEETING. RBMG STOCKHOLDERS ARE URGED TO READ THE WSI OPINION IN ITS ENTIRETY.

     In conducting its analysis and arriving at the WSI Opinion, Prudential Securities reviewed such information and considered such financial data and other factors as Prudential Securities deemed relevant under the circumstances including the following: (i) the execution copy of the WSI Merger Agreement;
(ii) certain publicly available historical, financial and operating data concerning RBMG including the Annual Report on Form 10-K of RBMG for the years ended December 31, 1996, 1995 and 1994, RBMG's Proxy Statement for the Annual Meeting of Stockholders held on April 25, 1996, RBMG's Prospectus, dated March 11, 1996, relating to the sale of 3,512,961 shares of RBMG Common Stock and RBMG's Prospectus, dated May 25, 1993, relating to the initial public offering of RBMG Common Stock; (iii) certain historical financial and operating data concerning WSI and its predecessors, GF Mortgage Corp. and GF Property Corp., including WSI's audited financial statements for the nine months ended December 31, 1996 and the audited combined financial statements of GF Mortgage Corp. and GF Property Corp. for the three months ended March 31, 1996; (iv) certain information of RBMG, including projected financial data prepared by the management of RBMG; (v) certain information of WSI, including projected financial data prepared by the management of WSI; (vi) certain information of WSI, including written reports regarding WSI's non-conforming mortgage loan production for the period from January 1, 1997 to March 31, 1997, prepared by WSI; (vii) certain information of RBMG, including estimates of the cost savings and the incremental earnings impact of the WSI Merger on the future financial results of RBMG, prepared by the management of RBMG; (viii) the pro forma financial impact of the WSI Merger on RBMG; (ix) publicly available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed comparable to WSI or relevant to Prudential Securities' inquiry; (x) the financial terms of certain recent transactions Prudential Securities deemed relevant; and (xi) other financial studies, analyses and investigations Prudential Securities deemed appropriate.

     Representatives of Prudential Securities met with the management of RBMG and WSI to discuss (i) the prospects for their respective businesses, (ii) their estimates for such businesses' future financial performance, (iii) the financial impact of the WSI Merger on the respective companies and (iv) such other matters that Prudential Securities deemed relevant.

     In connection with its review and analysis and in arriving at its opinion, Prudential Securities assumed and relied upon the accuracy and completeness of the financial data and other information provided to it by RBMG and WSI and did not undertake any independent verification of such information, including the information regarding WSI's non-conforming mortgage loan production from January 1, 1997 to March 31, 1997, or any valuation or appraisal of any assets or liabilities of RBMG or WSI. With respect to certain financial projections furnished by RBMG and WSI, Prudential Securities assumed that the projections reflected the best currently available estimates and judgments of each respective management as to the expected future financial performance of RBMG and WSI. Prudential Securities did not undertake any independent analysis to verify the reasonableness of the assumptions underlying these projections. With respect to the estimates of cost savings and incremental earnings impact of the WSI Merger on RBMG, provided to Prudential Securities by the management of RBMG, Prudential Securities assumed that the information represented management's best currently available estimates as to the future financial impact of the WSI Merger on RBMG and that the estimates were based on reasonable assumptions.

     The WSI Opinion was necessarily based on information that was available to Prudential Securities and on economic, financial, market and other conditions as they existed and could be evaluated on the date of the WSI Opinion. In addition, for the purposes of its analysis, Prudential Securities assumed that the WSI Merger would be treated as a pooling of interests for accounting purposes. Further, Prudential Securities assumed that a change of control, as such term has been construed by the Delaware courts and expressed in their published opinions, would not occur as a result of the WSI Merger, based upon its discussions with the RBMG Special Committee and the RBMG Special Committee's legal counsel and its review of the WSI Merger Agreement and related facts.

     In arriving at the WSI Opinion, Prudential Securities performed a variety of financial analyses, including those summarized herein. The summary set forth below of the analyses presented to the RBMG Board at its April 18, 1997 special meeting does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstance and therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analysis must be considered as a whole and that selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the WSI Opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of RBMG and WSI. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which such businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses performed by Prudential Securities in arriving at the WSI Opinion.

     Comparable Company Analysis. Prudential Securities selected publicly-traded non-conforming mortgage companies whose lines of business, size and operations made them, in Prudential Securities' judgment, as nearly comparable to WSI as practicable. An analysis of comparable companies is not purely mathematical; rather it involves complex considerations and judgments concerning similarities and differences in financial, operational and other characteristics of potentially comparable companies. In this regard, Prudential Securities noted that although the companies selected were considered similar to WSI, none of the companies had the same recent operating history, management makeup, size, type or combination of businesses as WSI. This analysis was believed by Prudential Securities to be a reasonable method of valuation in light of the absence of market data regarding similar private companies.

     For the purposes of this analysis, Prudential Securities considered the following companies as comparable to WSI and included them in them in the analysis: Aames Financial Corporation; CityScape Financial Corporation; ContiFinancial Corporation; Delta Financial Corporation; FirstPlus Financial Group, Inc. (formerly "RAC Financial Group, Inc."); IMC Mortgage Company; The Money Store Inc.; First Alliance Corporation; Southern Pacific Funding Corporation; and United Companies Financial Corporation (collectively, the "WSI Comparables"). Prudential Securities analyzed publicly available historical and projected financial results for each of the WSI Comparables, including multiples of current stock price to 1996 EPS, and projected 1997 and 1998 EPS and multiples of EMV to total mortgage loan originations ("Originations") during 1996. All of the trading multiples of the WSI Comparables were based on closing stock prices on April 16, 1997, and all of the 1997 and 1998 EPS estimates were published by First Call. The estimates published by First Call were not prepared in connection with the WSI Merger or at the request of Prudential Securities.

     Prudential Securities performed a similar analysis for WSI by determining the relationship between the WSI purchase price ("PP") of $312.7 million (based on RBMG's share price on April 16, 1997) and WSI's 1996 net income ("NI"), WSI's projected 1997 and 1998 NI and WSI's 1996 Originations. The WSI multiples were based on Prudential Securities' pro forma and projected NI estimates assuming that WSI securitized all of its mortgage loan production in 1996, 1997 and 1998. Based on these assumptions, the implied 1996 PP to NI multiple for WSI was 20.4x compared to high, low, mean and median share price to 1996 EPS multiples for the WSI Comparables of 15.2x, 7.2x, 11.8x and 12.0x. This analysis resulted in an implied PP to 1997 NI multiple of 7.8x for WSI compared to high, low, mean and median share price to 1997 EPS ratios of 11.7x, 5.6x, 8.5x and 9.0x for the WSI Comparables and an implied PP to 1998 NI multiple of 5.7x for WSI compared to high, low, mean and median share price to 1998 EPS multiples of 9.7x, 4.7x, 6.8x and 7.0x for the WSI Comparables. The PP to Originations ratio for WSI was 47.4% compared to high, low, mean and median EMV to Originations ratios of 85.2%, 19.9%, 38.1% and 31.0% for the WSI Comparables.

     Pro Forma Earnings Per Share. Prudential Securities also analyzed the pro forma effect of the WSI Merger on RBMG's 1997 and 1998 EPS. An analysis of anticipated future results based on projections provided by RBMG's management and WSI's management for their respective companies indicated that the WSI Merger is accretive to RBMG's pro forma 1997 and 1998 EPS. Projected financial and other information concerning RBMG and WSI and the impact of the WSI Merger upon the holders of RBMG Common Stock are not necessarily indicative of future results. All projected financial information is subject to numerous contingencies, many of which are beyond the control of the management of RBMG and WSI.

     The RBMG Special Committee selected Prudential Securities as financial advisor because Prudential Securities is a nationally recognized investment banking firm that is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions and for other purposes and has substantial experience in transactions similar to the WSI Merger. Pursuant to the terms of an engagement letter, dated February 12, 1997 as amended on April 18, 1997, between RBMG and Prudential Securities, Prudential Securities received a retainer fee of $125,000 and an additional advisory fee of $375,000 upon the execution of the WSI Merger Agreement. Prudential Securities will receive additional compensation for its advisory services of $500,000 upon consummation of the WSI Merger. In addition, the engagement letter with Prudential Securities provides that RBMG will reimburse Prudential Securities for its out-of-pocket and incidental expenses, including all fees and disbursements of Prudential Securities' legal counsel incurred in connection with the services provided by Prudential Securities, and will indemnify and hold Prudential Securities and certain related persons harmless to the full extent lawful from and against certain liabilities, including liability under securities laws or otherwise relating to or arising out of the WSI Merger or Prudential Securities' engagement.

     In the past, Prudential Securities has provided other advisory services for RBMG and received customary compensation for such services. In addition, Prudential Securities is engaged to provide advisory services in connection with the RBC Merger and has received and will receive customary compensation for such services. In the ordinary course of business, Prudential Securities may actively trade the securities of RBMG for its own account and for the accounts of customers and, accordingly may at any time hold long or short positions in such securities.

RECOMMENDATION OF THE RBMG BOARD

     THE RBMG BOARD HAS DETERMINED THAT THE WSI MERGER IS IN THE BEST INTERESTS OF RBMG AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE WSI MERGER AGREEMENT, AND RECOMMENDS THAT THE RBMG STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE WSI MERGER AGREEMENT AND THE WSI MERGER.

REASONS FOR THE WSI MERGER

  WSI

     On April 4, 1997, the WSI Board, consisting solely of Robert C. Walsh, convened to consider the WSI Merger Agreement. After deliberating with respect to the WSI Merger and the other terms and conditions of the WSI Merger Agreement, the WSI Board approved and adopted the WSI Merger, subject to final negotiation of the definitive WSI Merger Agreement, as being in the best interests of WSI and its stockholders. In reaching its conclusion to approve and adopt the WSI Merger Agreement, the WSI Board considered all factors it deemed material, including, without limitation, the following:

          (i) the financial condition, business and prospects of RBMG, including, but not limited to, its growth in earnings, its relatively strong balance sheet and its access to the capital markets;

          (ii) the current operating environment in the non-conforming home equity industry and the importance of financial resources to being able to capitalize on developing opportunities in this industry;

          (iii) the potential to substantially increase non-conforming loan production by providing WSI, which has traditionally focused on serving the non-conforming lending needs of conforming brokers and mortgage bankers, with access to RBMG's extensive network of conforming brokers and mortgage bankers;

          (iv) the ability to strengthen the competitive position of each of WSI and RBMG by virtue of the combined company's ability to offer a full spectrum of loan products (both conforming and non-conforming) to its customers;

          (v) the ability to enhance the combined company's results of operations, financial condition and prospects by diversifying its earnings, reducing its exposure to certain concentrations or business cycles in their stand-alone businesses and combining the financial, managerial and other resources of the two companies;

          (vi) the terms of the WSI Merger Agreement, including the ability of the WSI Stockholders to receive shares of common stock of the combined company that would be registered under the Securities Act and generally received on a tax-free basis. (See "Certain Federal Income Tax Consequences");

          (vii) the business and financial alternatives available to WSI, including (a) remaining a stand-alone entity that would finance its growth by operating on a cash flow positive or neutral basis or by issuing equity or debt in the capital markets or (b) effecting a business combination with another party; and

          (viii) the trading value of selected publicly traded non-conforming lenders and the transaction value of selected mergers and acquisitions involving non-conforming home equity lenders.

     The foregoing discussion of the factors considered by the WSI Board is not intended to be exhaustive, but is believed to include all material factors considered by the WSI Board. In reaching its determination to approve the WSI Merger Agreement, the WSI Board did not assign any relative or specific weights to the foregoing factors. Throughout the negotiations and its deliberations, the WSI Board received the advice of counsel and its investment banker.

  RBMG

     In determining to recommend that the RBMG Stockholders approve and adopt the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance, the RBMG Board and the RBMG Special Committee considered a number of factors, including, without limitation, the following:

          (i) the observation that (a) RBMG originates conforming mortgage loans through a network which at March 31, 1997 consisted of 897 correspondents, 2,423 wholesale brokers and six retail offices, substantially all of whom primarily originate conforming agency-eligible mortgage loans and (b) WSI originates non-conforming mortgage loans through a network which at March 31, 1997 consisted of approximately 1,600 correspondent lenders, all of whom also primarily originate conforming agency-eligible mortgage loans. Management of RBMG advised the RBMG Board and the RBMG Special Committee of its expectation that a significant market cross-selling opportunity will exist for WSI to originate non-conforming mortgage loans through RBMG's origination network and for RBMG to originate conforming mortgage loans through WSI's origination network;

          (ii) the expectation that the WSI Merger will enhance RBMG's ability to pursue its strategic objective of becoming a top 10 originator in both the conforming and non-conforming residential mortgage markets;

          (iii) the observation that, continuing achievement of RBMG's aggressive growth-oriented goals would become increasingly difficult over time insofar as RBMG continued to focus solely within its existing markets. Accordingly, during 1996, RBMG's strategic planning became increasingly focused on diversification into markets. Management of RBMG advised the RBMG Special Committee and the RBMG Board of its expectation that the non-conforming mortgage operations of WSI will accelerate RBMG's planned diversification into the non-conforming market, which can support an aggressive growth-oriented strategy, especially since WSI currently has branch offices in only nine states, allowing for considerable continuing geographic expansion;

          (iv) the expectation that the WSI Merger will complement existing product and service offerings of RBMG;

          (v) the observation that, (a) historically RBMG has attempted to mitigate earnings volatility across variable loan production environments by generating loan production primarily through correspondent and wholesale broker channels, which involve lower fixed costs and capital investment requirements and (b) WSI's non-conforming mortgage currently operates 10 branch offices and acquires substantially all of its non-conforming loan production through correspondents and wholesale brokers. Management of RBMG advised the RBMG Board and the RBMG Special Committee of its expectation that WSI's loan production platform will prove to be uniquely compatible with RBMG's strategic objective of mitigating earnings volatility by maintaining a low-cost and variable operating cost structure;

          (vi) the expectation that the non-conforming mortgage origination market tends to be countercyclical to the conforming mortgage origination market, which should tend to mitigate earnings volatility across variable loan production environments;

          (vii) the observation that RBMG has positioned itself as an efficient provider of secondary market access to smaller producers of loans based on RBMG management's belief that this segment is underserved and that the originations market will remain highly-fragmented (because these producers are the most efficient and provide the consumer with a higher quality of personal service). Management of RBMG advised the RBMG Board and the RBMG Special Committee of its expectation that similar dynamics are at work within the non-conforming mortgage industry and that WSI's loan production operation will be highly-compatible with RBMG's objective to position itself as an efficient provider of secondary market access to smaller producers of loan products;

          (viii) the expectation that the WSI Merger would significantly broaden the depth and experience of the RBMG management team, enabling RBMG to take more immediate advantage of its market opportunities in the non-conforming market;

          (ix) the expectation that the WSI Merger would result in a larger market capitalization and higher visibility among market participants;

          (x) the expectation that the WSI Merger would result in the realization of certain synergies between the businesses of RBMG and WSI, particularly in the areas of loan servicing, financing costs and operational and administrative support;

          (xi) the terms and conditions of the WSI Merger Agreement, including the amount and form of consideration to be given to the WSI Stockholders, within the context of the business, financial results and prospects of WSI and RBMG and the nature of the parties' representations, warranties, covenants and agreements; and

          (xii) the opinion of Prudential Securities as to the fairness, from a financial point of view, of the WSI Exchange Ratios to the RBMG Stockholders.

     In view of the number of factors considered by the RBMG Board and the RBMG Special Committee, neither deemed it practicable to assign relative weights to the various factors considered.

CERTAIN AGREEMENTS IN CONNECTION WITH THE WSI MERGER

     Certain additional agreements have been and will be entered into in connection with the consummation of the WSI Merger.

     The RBMG Warrant. In connection with the WSI Merger, if the WSI Warrant remains outstanding immediately prior to the WSI Effective Time, RBMG will issue to Greenwich the RBMG Warrant, representing the right to purchase that number of shares of RBMG Class B Common Stock which is equal to the number of shares of WSI Class B Common Stock covered by the WSI Warrant as of the WSI Effective Time multiplied by the sum of the WSI Exchange Ratios. The RBMG Warrant contains substantially identical rights as the WSI Warrant. The exercise price of the RBMG Warrant will be $.01 per share, and the RBMG Warrant will be exercisable in whole or in part (subject to certain limitations imposed by the Bank Holding Company Act of 1956, as amended, if applicable) by the holder thereof at any time through April 17, 2001.

     Indemnification Agreement. Concurrently with the execution of the WSI Merger Agreement, RBMG, WSI, the WSI Stockholders, Greenwich and Robert C. Walsh (together with the WSI Stockholders and Greenwich, the "WSI Holders") entered into an Indemnification Agreement (the "Indemnification Agreement"). Pursuant to the Indemnification Agreement, the WSI Holders agreed to jointly and severally indemnify, defend and hold harmless RBMG and its subsidiaries and affiliates, each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "RBMG Indemnified Parties") against certain losses arising out of or relating to any breach of any representation, warranty, covenant, agreement or undertaking made by WSI in the WSI Merger Agreement or in certain ancillary documents delivered pursuant to the WSI Merger Agreement (the "WSI Representations"). In addition, pursuant to the Indemnification Agreement, if the value (as determined by receipt of third party bids or, if not available, an independent appraisal) of certain mortgage loans held by WSI plus all proceeds (but excluding any payments with respect to interest) received with respect to such mortgage loans after December 31, 1996 and prior to the closing date of the WSI Merger Agreement (the "WSI Closing Date") is less than $31,230,921, the WSI Holders will jointly and severally indemnify the RBMG Indemnified Parties for the amount of such shortfall ("Shortfall"). Each WSI Holder will also severally indemnify RBMG for certain losses relating to any breach of any representation, warranty, covenant, agreement or undertaking made by such WSI Holder (the "WSI Holder Representations") in the Indemnification Agreement or any fraud or willful misconduct. All losses for which the RBMG Indemnified Parties are entitled to indemnification under the Indemnification Agreement are referred to as "RBMG Losses."

     The period during which RBMG Indemnified Parties may make claims for indemnification against WSI Holders is limited. Generally, an RBMG Indemnified Party may not make any claim for indemnification for breach of WSI Representations after the earlier of (a) April 30, 1998 or (b) the date of the issuance of the audit report of Price Waterhouse LLP rendered with respect to the consolidated financial statements of RBMG for the year ending December 31, 1997. Claims for indemnification arising from breaches of WSI Holder Representations or WSI Representations relating to WSI's capitalization or authority may not be asserted by an RBMG

Indemnified Party after the first anniversary of the WSI Effective Time. The amount of any claims arising out of a Shortfall will be determined at the WSI Effective Time.

     The amount of RBMG Losses which may be recovered from WSI Holders is also subject to certain limits. WSI Holders will only be liable for losses by RBMG Indemnified Parties for breaches of WSI Representations to the extent such losses exceed $3,000,000 (other than RBMG Losses relating to the capitalization of WSI and WSI's authority to enter into the WSI Merger Agreement). In addition, the WSI Holders' indemnification obligations for RBMG Losses relating to WSI Representations (other than RBMG Losses relating to the capitalization of WSI and WSI's authority to enter into the WSI Merger Agreement) or a Shortfall will be limited to the Escrow Shares (as defined below), and each WSI Holder's indemnification obligations for such RBMG Losses will be limited to such WSI Holder's pro rata share of the Escrow Shares. WSI Holders will be liable for RBMG Losses relating to the capitalization of WSI and WSI's authority to enter into the WSI Merger Agreement up to an aggregate amount equal to the total value of the RBMG Common Stock received by the WSI Holders in the WSI Merger, based upon the closing price per share of such RBMG Common Stock on the WSI Closing Date. In no case will any WSI Holder's individual, aggregate liability for any RBMG Losses exceed an amount equal to the value of the RBMG Common Stock received by such WSI Holder in the WSI Merger, based upon the closing price per share of such RBMG Common Stock on the WSI Closing Date. None of the foregoing limitations will limit RBMG's ability to bring a claim for finding willful misconduct or intentional misrepresentation against any WSI Holder.

     The WSI Holders agreed in the Indemnification Agreement that a number of shares of RBMG Common Stock (the "Escrow Shares") equal to the product obtained by multiplying (i) the WSI Escrow Stock Ratio by (ii) the total number of issued and outstanding shares of WSI Class A Common Stock and WSI Class B Common Stock at the WSI Effective Time will be deposited by RBMG with the Escrow Agent pursuant to the Escrow Agreement and that the Escrow Shares will secure the obligations of the WSI Holders to the RBMG Indemnified Parties for RBMG Losses relating to breaches of WSI Representations and any Shortfall. In addition, each WSI Holder agreed to observe certain restrictions on the transfer of shares of WSI Common Stock prior to the WSI Effective Time.

     Greenwich agreed in the Indemnification Agreement to surrender any outstanding WSI Warrant as of the WSI Effective Time to RBMG in exchange for the RBMG Warrant, and RBMG agreed to exchange the RBMG Warrant for the WSI Warrants. WSI and Greenwich also agreed to take all action necessary to terminate as of the WSI Effective Time certain other agreements between WSI and Greenwich. Greenwich also agreed (i) not to sell, transfer or otherwise dispose of any shares of RBMG Common Stock received in the WSI Merger during the period ending on the date on which results covering at least 30 days of combined operations of WSI and RBMG have been published by RBMG (within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies), in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, Form 10-Q or Form 8-K or any other public filing or announcement which includes such combined results of operations (such period, the "Pooling Period"), (ii) to vote any shares of WSI Class A Common Stock received prior to the WSI Effective Time for approval and adoption of the WSI Merger and (iii) to execute and deliver the Escrow Agreement on the WSI Closing Date.

     In the Indemnification Agreement, each WSI Holder irrevocably appointed Robert C. Walsh as its attorney in fact (the "Representative") to act in the place of such WSI Holder with respect to the obligations of such WSI Holder in accordance with the terms of the Indemnification Agreement, and, among other matters, to execute and deliver on behalf of such WSI Holder the Registration Rights Agreement, the Escrow Agreement and any other agreement as the Representative deems necessary or appropriate in connection with the WSI Merger.

     The WSI Holders agreed in the Indemnification Agreement to keep in confidence certain confidential information of RBMG for a period of three years following the WSI Effective Time, and trade secrets of RBMG for an indefinite period.

     Irrevocable Proxy Agreement. Concurrently with the execution of the WSI Merger Agreement, RBMG entered into the Proxy Agreement with certain WSI Stockholders holding in the aggregate approximately 93% of the outstanding WSI Class A Common Stock, pursuant to which each such WSI Stockholder granted to RBMG an irrevocable proxy to vote the shares of WSI Class A Common Stock held by such WSI Stockholder for approval and adoption of the WSI Merger Agreement and the WSI Merger at any meeting of WSI Stockholders or by written action of WSI Stockholders. Each such WSI Stockholder also agreed in the Proxy Agreement not to take any action relating to a Competing Transaction and not to transfer any of the shares of WSI Common Stock held by such WSI Stockholder before the termination of the Proxy Agreement. The Proxy Agreement terminates on the closing of the WSI Merger or the termination of the WSI Merger Agreement. RBMG has indicated its intention to exercise the proxy and vote such shares at the WSI Special Meeting in favor of the proposal to approve and adopt the WSI Merger Agreement and the WSI Merger.

     Greenwich Agreement. Concurrently with the execution of the WSI Merger Agreement, RBMG entered into an agreement (the "Greenwich Agreement") with Greenwich pursuant to which Greenwich acknowledged that the consummation of the WSI Merger and the issuance of the RBMG Warrant pursuant to the WSI Merger Agreement will satisfy in full the obligations of WSI under the Warrantholder's Agreement dated as of April 18, 1996, by and among Greenwich, Robert C. Walsh and WSI (the "Warrantholder's Agreement") and agreed that as of the WSI Effective Time and upon delivery of the RBMG Warrant to Greenwich, the WSI Warrant, the WSI Warrant Agreement and the Warrantholder's Agreement will be cancelled. RBMG and Greenwich also agreed that any WSI Class B Common Stock outstanding and held by Greenwich as of the WSI Effective Time will be converted into RBMG Common Stock as set forth in the WSI Merger Agreement.

     Escrow Agreement.  In connection with the WSI Merger, RBMG, Robert C.
Walsh, as the Representative for the WSI Stockholders, Greenwich and           ,
as Escrow Agent (the "Escrow Agent"), will enter into an Escrow Trust Agreement (the "Escrow Agreement"). All decisions and actions on behalf of RBMG under the Escrow Agreement will be made by an independent committee of the RBMG Board selected prior to the WSI Closing (the "Independent Committee"). Simultaneously with the execution of the Escrow Agreement, RBMG will deliver the Escrow Shares to the Escrow Agent. The Escrow Shares as well as any shares of RBMG Common Stock or other securities or cash or other property issued by RBMG with respect to the Escrow Shares (together with the Escrow Shares, the "Escrow Fund") will be held by the Escrow Agent in trust pursuant to the Escrow Agreement. So long as the Escrow Agent continues to hold Escrow Shares under the Escrow Agreement, the Escrow Agent will vote such Escrow Shares as are entitled to vote at any meeting of stockholders in the manner as the WSI Holders in proportion to their respective percentage interests in the Escrow Shares direct, and shall pay out any dividends (other than stock dividends) on the Escrow Shares to the WSI Holders as provided in the Escrow Agreement.

     Under the Escrow Agreement, the Escrow Shares will secure the obligations of the WSI Holders under the Indemnification Agreement with respect to the WSI Representations. In the event that RBMG claims a right to payment with respect to breaches of WSI Representations under the Indemnification Agreement, RBMG will send written notice of such claim to the Escrow Agent, Greenwich and the Representative. As promptly as possible after RBMG has given such notice, RBMG, Greenwich and the Representative will establish the merits and amount of such claim in accordance with the terms of the Indemnification Agreement and, upon final determination of the merits of such claim, will notify the Escrow Agent and the WSI Holders (either by means of a certified copy of the judgment, a certified copy of the arbitration decision or a written instrument executed by RBMG, Greenwich and the Representative) of the terms of such determination (such notice, a "Claims Notice"). After a Claims Notice has been delivered to the Escrow Agent and the WSI Holders, the Escrow Agent will, upon the joint direction of RBMG, Greenwich and the Representative, surrender to RBMG a certificate representing that number of Escrow Shares equal to the quotient obtained by dividing (i) the aggregate amount of the RBMG Losses specified in the Claims Notice by (ii) the closing sales price of RBMG Common Stock on the Nasdaq National Market on the WSI Closing Date.

     The escrow provided for under the Escrow Agreement will terminate on the earlier of April 30, 1998 or the date of the issuance of the audit report of Price Waterhouse LLP rendered with respect to the consolidated financial statements of RBMG for the year ended December 31, 1997, except that if a claim has been asserted by RBMG with respect to a breach of a WSI Representation under the Indemnification Agreement and remains unresolved, the escrow will continue until the resolution of the claim in accordance with the terms of the Indemnification Agreement. Upon termination of the escrow and after distribution of all Escrow Shares, if any, required to be distributed to RBMG, the Escrow Agent will deliver to each WSI Holder (i) a certificate representing the number of whole shares of RBMG Common Stock equal to the product of (a) the aggregate number of Escrow Shares then subject to escrow and (b) such WSI Holder's percentage interest in the Escrow Shares and (ii) cash in lieu of the fractional shares of RBMG Common Stock which such WSI Holder would otherwise receive, multiplied by the then current value of a share of RBMG Common Stock.

     Stockholders Agreement. In connection with the WSI Merger, RBMG and certain WSI Stockholders (the "Walsh Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, RBMG will agree to take all action necessary (i) to cause the number of directors of RBMG to be fixed at eight and (ii) to nominate for election to the RBMG Board at any annual or special meeting such persons as are necessary to ensure that after such meeting (assuming all nominees are elected) (a) so long as the Walsh Stockholders own 25% or more of the issued and outstanding shares of RBMG Common Stock, two members of the RBMG Board are individuals nominated by Robert C. Walsh or the Walsh Stockholders ("Walsh Directors"), (b) so long as the Walsh Stockholders own at least 15% but less than 25% of the issued and outstanding shares of RBMG Common Stock, one member of the RBMG Board is a Walsh Director, (c) four members of the RBMG Board (or if clause (b) above is applicable, five members of the RBMG Board) are Independent Directors and (d) two members of the Board are officers of RBMG and would also qualify as Independent Directors. An "Independent Director" is an individual who is not related to Robert C. Walsh by blood or adoption and does not have any material financial interest in, or any current material transactions with, any entity other than RBMG in which Robert C. Walsh has a financial interest or is otherwise affiliated. The Stockholders Agreement will terminate on the earlier of (i) the tenth anniversary thereof, (ii) the date on which the Walsh Stockholders own less than 15% of the outstanding RBMG Common Stock or (iii) the agreement of the parties.

     Registration Rights Agreement. In connection with the WSI Merger, RBMG, Greenwich and Robert C. Walsh, acting as attorney in fact for certain stockholders of WSI (such stockholders together with Greenwich, the "Holders") will enter into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Holders who are subject to the resale restrictions of Rule 145 will be entitled to certain demand and piggyback registration rights with respect to the shares of RBMG Common Stock issued to them pursuant to the WSI Merger Agreement or, in the case of Greenwich, issuable upon conversion of the RBMG Warrant (the "Registrable Securities"). Shares of RBMG Common Stock received in the WSI Merger which are not subject to the resale restrictions of Rule 145 will not be Registrable Securities for purposes of the Registration Rights Agreement.

     Any Holder or Holders who, in the aggregate, own not less than 10%, during the first 12 months of the Registration Rights Agreement, or 5%, at any time thereafter, of the aggregate number of shares of Registrable Securities then outstanding (such Holder or Holders, the "Initiating Holders") may request that RBMG effect the registration under the Securities Act of all or a portion of such Initiating Holders' Registrable Securities, and RBMG will give written notice of such requested registration to all Holders of Registrable Securities. RBMG will use its reasonable best efforts to file within 60 days of the written request from the Initiating Holders a registration statement under the Securities Act relating to the registration of (i) the Registrable Securities which RBMG has been so requested to register by such Initiating Holders, (ii) all other Registrable Securities which RBMG has been requested to register by other Holders within 15 days after the giving of notice by RBMG and (iii) all shares of RBMG Common Stock which RBMG may elect to register for its own account or for the account of others. Under the Registration Rights Agreement, Initiating Holders may request only one registration during the first year after the WSI Effective Time (the "First Demand") and only one registration during the second year after the WSI Effective Time (the "Second Demand"). RBMG will not be required to register more than 2,000,000 shares of Registrable Securities pursuant to the First Demand or more than 2,000,000 shares of Registrable Securities pursuant to the Second Demand. RBMG may defer the effectiveness of a registration statement covering Registrable Securities until after the expiration of the Pooling Period.

     RBMG will have the ability to defer the filing of a registration statement relating to a demand registration in certain instances. If, at the date of receipt of a request by the Initiating Holders, RBMG has on file a registration statement pursuant to the Securities Act covering equity securities which has not yet become effective, RBMG may defer the filing of any such requested registration statement to a date not later than 120 days after the effective date of such prior registration statement. In addition, RBMG will have the right to defer the filing of a registration statement for a period of up to 120 days after receipt of the request if (i) the RBMG Board or the

Chief Executive Officer of RBMG determines (based on advice of counsel) that such deferral is necessary to avoid premature disclosure of material non-public information or (ii) RBMG has made a public announcement relating to a material acquisition or business combination and the RBMG Board or the Chief Executive Officer determines that sales of Registrable Securities prior to the consummation of such acquisition or business combination is not in the best interests of RBMG and its stockholders. RBMG will not be entitled to more than one deferral in any 12 month period.

     Whenever a demand registration is for an underwritten offering, RBMG will have the right to select the managing underwriter(s) to administer the offering, which will be a nationally recognized underwriting firm reasonably acceptable to holders holding at least 50% of the Registrable Securities to be registered in such offering. In connection with a demand registration, except as otherwise prohibited by applicable law, RBMG will pay all expenses ("Registration Expenses") relating to the registration of Registrable Securities, except for underwriting discounts and commissions, transfer taxes, and any fees and expenses of counsel for the Holders (but RBMG will pay for the fees and expenses for one counsel to represent all Holders of Registrable Securities in connection with such registration).

     The number of Registrable Securities requested to be included in a registration pursuant to the Registration Rights Agreement will be allocated pro rata among all requesting Holders on the basis of the relative number of Registrable Securities then held by each such Holder, up to such Holder's requested number of Registrable Securities. If such registration involves an underwritten offering and the managing underwriter advises RBMG in writing that in its opinion, the number of securities requested to be included in such registration (including any additional securities which are not Registrable Securities) exceeds the number which can be sold in such offering, RBMG will include in such registration (i) first, 100% of the Registrable Securities requested to be included in such registration and (ii) second, such additional securities, if any, which in the opinion of such managing underwriter, can also be sold. If the number of Registrable Securities requested to be included in such registration exceeds the number which, in the opinion of such managing underwriter, can be sold, the number of such Registrable Securities to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of shares of Registrable Securities then held by each such Holder, up to such Holder's requested number of Registrable Securities. If the number of Registrable Securities requested to be included in such registration is less than the number which, in the opinion of the managing underwriter can be sold, RBMG may include in such registration an additional number of shares of RBMG Common Stock up to the number of such shares which, in the opinion of the managing underwriter, can be sold.

     In addition to the demand registration rights, the Holders will have piggyback registration rights as follows. If RBMG proposes after the WSI Merger to register any shares of RBMG Common Stock under the Securities Act (except registrations relating to an employee benefit plan or a dividend reinvestment plan or merger or consolidation), whether or not for sale for its own account, the Holders will have the option to request that RBMG include any of the Registrable Securities in the offering. If such registration involves an underwritten offering of securities of the same class as the Registrable Securities to be included in such registration, all Holders of Registrable Securities requesting to be included in such registration must sell their Registrable Securities to the underwriters selected by RBMG on the same terms and conditions as apply to RBMG with such differences as may be customary or appropriate in combined primary and secondary offerings. Holders of Registrable Securities may withdraw from such underwritten public offering prior to the effective date without penalty. RBMG will not have any further obligation to register any Registrable Securities in connection with a proposed offering if prior to the effective date of the registration statement filed in connection with such registration, RBMG shall determine for any reason not to proceed with the proposed registration of the securities to be sold by it. In such instance, RBMG will not be relieved from its obligation to pay any registration expenses of Holders it would otherwise be required to pay.

     If any such registration involves an underwritten offering and the managing underwriter advises RBMG in writing that, in its opinion, the number and kind of securities requested to be included in such registration exceeds the number and kind which can be sold in such offering, so as to be likely to have an adverse effect on the price, timing or distribution of the securities offered in such offering as contemplated by RBMG (other than the Registrable Securities), RBMG will include in such registration all of the securities RBMG proposes to sell, plus such number and kind of Registrable Securities requested to be included in such registration by selling Holders, which in the opinion of such managing underwriter, can be sold without having the adverse effect referred to above. The Registrable Securities to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of shares of Registrable Securities held by each requesting Holder.

     In connection with a piggyback registration, RBMG will pay all expenses relating to the registration of Registrable Securities, except for underwriter discounts and commissions, transfer taxes and any fees and expenses of counsel for the Holders (but RBMG will pay for the fees and expenses for one counsel to represent all Holders of Registrable Securities in connection with such registration).

     Each Holder of Registrable Securities will agree in the Registration Rights Agreement that, if any demand or piggyback registration shall occur in connection with an underwritten public offering, such Holder will, if required by the managing underwriter, not effect any sale or distribution of Registrable Securities (other than as part of such underwritten public offering) within seven days prior to the effective date of such registration statement or within 180 days (or such lesser period as the managing underwriter may permit) after the effective date of such registration statement.

     The registration rights of a Holder may be assigned (but only with all related obligations) by such Holder to a transferee or assignee of such securities who, after such assignment or transfer, holds at least 5% of the Registrable Securities then outstanding or at least 25% of the Registrable Securities initially issued to the assigning Holder. Such assignment will be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act.

     Walsh Employment Agreement. Concurrently with the execution of the WSI Merger Agreement, WSI and RBMG entered into an employment agreement with Robert
C. Walsh (the "Walsh Employment Agreement"), effective as of the WSI Effective Time, pursuant to which WSI agreed to employ Robert C. Walsh as the President of WSI for a period of five years commencing on the WSI Effective Time. RBMG agreed to appoint Robert C. Walsh to serve as President of RBMG upon consummation of the WSI Merger. Pursuant to the Walsh Employment Agreement, WSI agreed to pay Robert C. Walsh an annual salary of $350,000, as adjusted annually for inflation. Walsh will be entitled to receive all rights and benefits for which he shall be eligible under any pension or other fringe benefit plan of WSI or RBMG (other than stock option plans), a company car and five weeks vacation annually. The Walsh Employment Agreement will terminate in the event of Robert
C. Walsh's death, and WSI may terminate the Walsh Employment Agreement (i) in the event of Robert C. Walsh's disability or (ii) for cause in the event Robert
C. Walsh (a) embezzles funds of WSI, is convicted of, pleads guilty to or confesses to the commission of any felony or any act of fraud, commits any act involving moral turpitude, or is habitually intemperate, or is under the influence of illegal drugs, (b) engages in a dishonest act to the damage or prejudice of WSI or in conduct or activities materially damaging to the property, business or reputation of WSI, (c) violates any of the material provisions of the Walsh Employment Agreement or (d) commits any act or fails to take action considered to be valid cause for termination of employment under New Jersey law.

     Key Employee Employment Agreements. Concurrently with the execution of the WSI Merger Agreement, WSI entered into employment agreements (the "Key Employee Agreements") with James Walsh and Elizabeth Anne Demola (the "Key Employees"), effective as of the WSI Effective Time, pursuant to which WSI has agreed to employ each of the Key Employees as Executive Vice Presidents of WSI for a period of five years commencing on the WSI Effective Time. Pursuant to the Key Employee Agreements, each Key Employee will receive an annual salary of $150,000, as adjusted annually for inflation. Each Key Employee will also be eligible for a bonus (if earned) pursuant to the terms of a bonus program to be determined by the WSI Board. James Walsh will receive a monthly commission of
 .05% of the aggregate principal amount of all non-conforming loans sold or securitized by Walsh Securities, Inc. during each month. Elizabeth Anne Demola will receive a monthly commission of .05% of the aggregate principal amount of all non-conforming loans purchased or originated by Walsh Securities, Inc. during each month. Each Key Employee will also be entitled to receive all rights and benefits for which he or she shall be eligible under any pension or other fringe benefit plan of WSI or RBMG, an automobile allowance of $1,000 per month and five weeks vacation annually. Each Key Employee Agreement will terminate in the event of such Key Employee's death, and WSI may terminate each Key Employee Agreement (i) in the event of such Key Employee's disability or (ii) for cause in the event such Key Employee

(a) embezzles funds of WSI, is convicted of, pleads guilty to or confesses to the commission of any felony or any act of fraud, commits any act involving moral turpitude, or is habitually intemperate, or is under the influence of illegal drugs, (b) engages in a dishonest act to the damage or prejudice of WSI or in conduct or activities materially damaging to the property, business or reputation of WSI, (c) violates any of the material provisions of the Key Employee Agreement or (d) commits any act or fails to take action considered to be valid cause for termination of employment under New Jersey law.

     WSI Employment Agreements. In connection with the WSI Merger, WSI will enter into employment agreements (the "WSI Employment Agreements") with certain employees of WSI (the "WSI Employees") pursuant to which WSI will agree to employ each WSI Employee for a term commencing on the WSI Effective Date and terminating on December 31, 2000. Each WSI Employment Agreement will terminate in the event of the death of the WSI Employee, and WSI may terminate each WSI Employment Agreement upon the disability of the WSI Employee or for cause in the event of (i) fraud, misappropriation or intentional damage to the property or business of WSI, its subsidiaries and affiliates, (ii) action by the WSI Employee involving willful malfeasance or gross misconduct in connection with his employment, (iii) any action or failure to take action on the part of the WSI Employee which is a violation of any reasonable or lawful instruction of WSI's Chief Executive Officer or the WSI Board or is materially inconsistent with the discharge of the WSI Employee's services and responsibilities under the WSI Employment Agreement or (iv) the WSI Employee's conviction of, or plea of guilty or nolo contendere to any charge of, any felony or other act of dishonesty or crime involving moral turpitude, embezzlement, fraud or misappropriation of funds. WSI will also be entitled to terminate any such WSI Employment Agreement without cause upon payment of a sum at least equal to the sum of such WSI Employee's annual base salary plus commission paid during the preceding fiscal year. Each WSI Employee will also agree (i) to keep in confidence confidential information of WSI during the term of such WSI Employee's employment and for a period of one year after the term of employment,
(ii) not to solicit the business of any person or other entity to whom WSI has sold any products or services at any time during the period beginning three years immediately preceding the date of the WSI Employment Agreement and ending, in most cases, on the WSI Employee's termination of employment with WSI and
(iii) not to own more than a 2% equity interest in, manage, operate or be a director, officer, member or manager of or consultant to any business or corporation which is conducting any business which directly competes with WSI in a specified territory.

     Noncompete and Confidentiality Agreement. Concurrently with the execution of the WSI Merger Agreement, RBMG entered into a Noncompete and Confidentiality Agreement (the "Noncompete Agreement") with Robert C. Walsh and each of the Key Employees. Pursuant to the Noncompete Agreements, Mr. Walsh and each of the Key Employees agreed to hold in confidence and not to disclose, publish or make use of any trade secrets of WSI at any time. Mr. Walsh and each of the Key Employees also agreed, during a period beginning at the WSI Effective Time and continuing until the later of (i) the first anniversary of the date as of which such person ceases to be an employee of WSI and (ii) the fifth anniversary of the date of the Noncompete Agreement as follows: (a) to hold in confidence and not disclose, publish or make use of, any other confidential information of WSI, (b) not to own, operate, join, control or participate in the ownership, management, operation or control of any business conducted under any corporate or trade name of WSI or any name similar thereto without the prior written consent of RBMG,
(c) not, directly or by assisting others, engage in, have an equity or profit interest in, or render services to any business conducting activities conducted by WSI in the United States, (d) not to solicit or attempt to solicit any business from any customers or correspondents of WSI or others having business dealings with WSI, including actively sought prospective customers and correspondents, for purposes of providing products or services that are competitive with those offered by WSI and (e) not to recruit or hire away or attempt to recruit or hire away any employee of WSI.

  The RBMG Rights Plan

     On               , 1997, the RBMG Board approved a rights agreement setting forth the terms of the RBMG Rights Plan. The RBMG Board intends to set a record date and distribute the rights under the RBMG Rights Plan prior to the effective time of either the RBC Merger or the WSI Merger. Under the terms of the RBMG Rights Plan, one Right is attached to each outstanding share of RBMG Common Stock (and RBMG Class B Common Stock, if the WSI Amendment is approved). Under the terms of the RBMG Rights Plan, each Right entitles the holder to purchase from RBMG a Unit consisting of one one-hundredth of a share of Junior Cumulative Preferred Stock, par value $.01 per share, at a purchase price of $200 per Unit, subject to adjustment. The Rights contain provisions that are designed to protect the stockholders in the event of certain unsolicited attempts to acquire RBMG, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other takeover tactics which the RBMG Board believes may be abusive and not in the best interests of stockholders. Distribution of Rights will not alter the financial strength of RBMG or interfere with its business plans. The distribution of the Rights is not dilutive, does not affect reported earnings per share, is not taxable either to the recipient or to RBMG and will not change the way in which stockholders can currently trade shares of RBMG Common Stock. The Rights may be redeemed by RBMG at $0.01 per Right prior
to their expiration on           , 2007.

     After the WSI Merger, Robert C. Walsh and his affiliates will beneficially own approximately 29.3% of the outstanding RBMG Common Stock. Accordingly, the RBMG Rights Plan exempts Robert C. Walsh and certain of his affiliates from causing a distribution event under the RBMG Rights Plan, provided Robert C.
Walsh and such affiliates do not acquire, while the beneficial owner of      %
of the outstanding RBMG Common Stock, additional shares representing more than
     % of the outstanding RBMG Common Stock. To the extent Robert C. Walsh and such affiliates subsequently reduce their ownership percentage of RBMG Common
Stock to below      %, Robert C. Walsh and such affiliates will be subject to
the same threshold (     %) applicable to all other stockholders. See "Risk
Factors" and "The WSI Merger -- Certain Agreements in Connection with the WSI Merger."

REGULATORY APPROVALS REQUIRED

     Under the WSI Merger Agreement, the obligations of both RBMG and WSI to consummate the WSI Merger are conditioned upon receipt of all required regulatory approvals. Other than as discussed below, RBMG and WSI believe that no such regulatory and other approvals are required.

     Under the HSR Act and the rules promulgated thereunder by the FTC, the WSI Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division and the waiting period has expired or been terminated. Pursuant to the HSR Act, on
            , 1997, RBMG and WSI each filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the WSI Merger. The 30-day waiting period under the HSR Act applicable to the WSI Merger will
expire on             , 1997 unless the WSI Merger is investigated or opposed by the FTC or the Antitrust Division.

     Notwithstanding the termination of the HSR Act waiting period, at any time before or after consummation of the WSI Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the WSI Merger or to cause the divestiture of substantial assets of RBMG or WSI. In addition, states and private parties may also bring legal action under the antitrust laws under certain circumstances. Based on information available to them, RBMG and WSI believe that the WSI Merger can be effected in compliance with federal and state antitrust laws. There can be no assurance, however, that a challenge to the consummation of the WSI Merger based on an alleged violation of the antitrust laws will not be made or that, if such a challenge were made, RBMG and WSI would prevail or would not be required to accept certain conditions, possibly including divestitures, in order to consummate the WSI Merger.

INTERESTS OF CERTAIN PERSONS IN THE WSI MERGER

     In considering the WSI Merger, holders of RBMG Common Stock and WSI Common Stock should be aware that certain executive officers and directors of RBMG and WSI have certain interests that may present them with potential conflicts of interest with respect to the WSI Merger.

     Edward J. Sebastian and David W. Johnson, Jr. are directors of RBMG and, pursuant to the WSI Merger Agreement, Messrs. Sebastian and Johnson will remain directors of RBMG after the WSI Merger. See "Terms of the WSI Merger
Agreement -- Board of Directors." Mr. Sebastian is the Chairman and Chief Executive Officer of RBMG and Mr. Johnson is Vice Chairman and Managing Director of RBMG and pursuant to the WSI Merger

Agreement, Mr. Sebastian will remain Chairman and Chief Executive Officer of RBMG and Mr. Johnson will remain Vice Chairman and Managing Director of RBMG after the WSI Merger. See "Terms of the WSI Merger Agreement -- Executive Officers."

     Pursuant to an employment agreement with RBMG, Mr. Johnson receives an annual bonus equal to 4% of RBMG's annual total pretax income before bonuses and incentives. Mr. Johnson's contract also gives him the right to distribute up to 2.5% of RBMG's total pre-tax income to other RBMG employees in his sole discretion. To the extent that the WSI Merger would increase RBMG's annual total pretax income, Mr. Johnson would receive a greater bonus after the WSI Merger and may be presented with a potential conflict of interest. During the course of negotiations of the WSI Merger, the parties discussed possible changes in Mr. Johnson's compensation arrangements, but agreed to defer resolution of these matters until after the WSI Effective Time. It is contemplated that Mr. Johnson and RBMG will restructure the compensation provided by Mr. Johnson's current employment agreement to include cash-settled stock appreciation rights. It is also contemplated that, subsequent to the consummation of the WSI Merger, RBMG will enter into an employment agreement with Edward J. Sebastian, its Chairman, Chief Executive Officer and Co-Founder, pursuant to which Mr. Sebastian would receive cash compensation (which may include cash-settled stock appreciation rights) which management believes is comparable to that paid to persons occupying similar positions in comparable companies in this industry.

     Robert C. Walsh is a director of WSI and, pursuant to the WSI Merger Agreement, will become a director of RBMG at the WSI Effective Time. See "Terms of the WSI Merger Agreement -- Board of Directors." Robert C. Walsh is President and Chief Executive Officer of WSI and pursuant to the WSI Merger Agreement, Robert C. Walsh will remain President and Chief Executive Officer of WSI after the WSI Merger and will become President of RBMG at the WSI Effective Time. See "Terms of the WSI Merger Agreement -- Executive Officers." Robert C. Walsh has also entered into an employment agreement with WSI and RBMG, effective as of the WSI Effective Time pursuant to which WSI agreed to employ Robert C. Walsh as President of WSI for a period of five years commencing on the WSI Effective Time, and RBMG agreed to appoint Robert C. Walsh to serve as President of RBMG upon consummation of the WSI Merger. See "Certain Agreements in Connection with the WSI Merger -- Walsh Employment Agreement."

     James Walsh is an executive officer of WSI and, pursuant to the WSI Merger Agreement, will become a director of RBMG at the WSI Effective Time. See "Terms of the WSI Merger Agreement -- Board of Directors." James Walsh is Vice President and Director of Underwriting and Operations of WSI and has entered into an employment agreement with WSI and RBMG, effective as of the WSI Effective Time, pursuant to which WSI agreed to employ James Walsh as an Executive Vice President of WSI for a period of five years commencing on the WSI Effective Time. See "Certain Agreements in Connection with the WSI Merger -- Key Employee Employment Agreements." In addition, James Walsh is the brother of Robert C. Walsh and Elizabeth Ann Demola.

     Elizabeth Ann Demola is an executive officer of WSI. Ms. Demola has entered into an employment agreement with WSI, effective as of the WSI Effective Time, pursuant to which WSI agreed to employ Ms. Demola as an Executive Vice President of WSI for a period of five years commencing on the WSI Effective Time. See "Certain Agreements in Connection with the WSI Merger -- Key Employee Employment Agreements." In addition, Ms. Demola is the sister of Robert C. Walsh and James Walsh.

ACCOUNTING TREATMENT

     The WSI Merger is expected to qualify as a "pooling of interests" for accounting purposes. The obligations of each of RBMG and WSI to consummate the WSI Merger are conditioned upon the receipt of written advice from (i) Price Waterhouse LLP, that, in accordance with U.S. GAAP, based upon discussions with officials responsible for financial and accounting matters and information furnished to Price Waterhouse LLP, Price Waterhouse LLP concurs with management's conclusion that no conditions relating to RBMG or WSI exist that would preclude RBMG's accounting for the WSI Merger as a pooling of interests and (ii) KPMG Peat Marwick LLP that, as of the WSI Effective Time, based upon inquiries and their examination of the financial statements of WSI, they are not aware of any conditions relating to WSI that would preclude the use of pooling of interests accounting in connection with the WSI Merger. Accordingly, under the pooling of interests method of accounting, the WSI Merger will be accounted for by combining the historical balances and results of RBMG and WSI. The assets and liabilities of WSI will be combined with those of RBMG and carried forward on the books of RBMG at their previously recorded amounts. Net income of RBMG after the WSI Merger will include the net income of RBMG and WSI for the entire fiscal period in which the WSI Merger occurs. The reported net income of RBMG for prior periods will be combined with that of WSI from the period from its inception (April 1, 1996) through December 31, 1996 and restated as income of the combined company.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of certain federal income tax consequences of the WSI Merger. This discussion is based on provisions of the Code, the Treasury Regulations thereunder, and rulings and court decisions as of the date hereof, all of which are subject to change, possibly retroactively. The discussion is included for general information purposes only.

     WSI has received an opinion (the "WSI Tax Opinion") from St. John & Wayne, L.L.C. that, based upon its review of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, certain other facts and documents which it has considered relevant, and certain representations made to it by WSI and RBMG, the WSI Merger will have the federal income tax consequences set forth below:

          (i) the WSI Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code;

          (ii) no gain or loss will be recognized by WSI Stockholders upon the exchange in the WSI Merger of their shares of WSI Common Stock for RBMG Common Stock;

          (iii) the tax basis of the RBMG Common Stock received in the WSI Merger by a WSI Stockholder will be the same as the tax basis of the WSI Common Stock exchanged for such RBMG Common Stock;

          (iv) the holding period of the RBMG Common Stock received in the WSI Merger by a WSI Stockholder will include the holding period of such stockholder in the WSI Common Stock exchanged for such RBMG Common Stock, provided that the WSI Common Stock is held as a capital asset at the WSI Effective Time;

          (v) a WSI Stockholder who receives cash in the WSI Merger in lieu of a fractional share interest in RBMG Common Stock will be treated as having received such fractional share in the WSI Merger and then as having exchanged such fractional share for cash in a redemption subject to Section 302 of the Code; and

          (vi) if a WSI Stockholder dissents to the WSI Merger and receives solely cash in exchange for such stockholder's WSI Common Stock, such cash will be treated as having been received in redemption of the WSI Common Stock (or possibly RBMG Common Stock deemed to have been received), subject to the provisions and limitations of Section 302 of the Code.

     In rendering the WSI Tax Opinion, counsel has relied upon certain written representations as to factual matters made by appropriate officers of RBMG and WSI and certain WSI Stockholders. Such representations are customary for opinions of this type; the WSI Tax Opinion cannot be relied upon, however, if any such representation is, or later becomes, inaccurate. No ruling from the Service with respect to the tax consequences of the WSI Merger has been, or will be, requested, and the WSI Tax Opinion is not binding upon the Service or the courts. If the WSI Merger is consummated, and it is later determined that the WSI Merger did not qualify as a "reorganization" under the Code, then each WSI Stockholder would recognize taxable gain or loss equal to the difference between the fair market value of the RBMG Common Stock received by him or her in the WSI Merger and his or her tax basis in the WSI Common Stock exchanged therefor.

     The foregoing discussion of the tax consequences of the WSI Merger applies only to a WSI Stockholder who holds WSI Common Stock as a capital asset, and may not apply to special situations, such as WSI Stockholders, if any, who received their WSI Common Stock upon the exercise of employee stock options or otherwise as compensation and WSI Stockholders that are insurance companies, securities dealers, financial institutions or foreign persons.

     The federal income tax treatment of exchanges of stock purchase warrants (other than stock options issued as compensation for services) in tax-free reorganizations is unclear. Thus, assuming that the WSI Warrant remains outstanding and is not exercised prior to the WSI Merger, the federal income tax consequences stemming from the exchange of the WSI Warrant for the RBMG Warrant cannot be determined with certainty. Recently, the Service released a private letter ruling (PLR 9539020 (September 27, 1994)), which held that an exchange of options in a tax-free reorganization under circumstances apparently similar to the present case was not a taxable event to the option holders. However, it should be noted that a private letter ruling cannot be relied upon by third parties, and that the Service in Revenue Ruling 78-408 took the position than an exchange of noncompensatory stock purchase warrants in a tax-free reorganization was taxable. For this reason, and due to the general uncertainty surrounding warrant-for-warrant exchanges, any holder of the WSI Warrant should consult with his own tax adviser with respect to these issues.

     Any cash received in the WSI Merger by a WSI Stockholder may be subject to backup withholding at a rate of 31 percent. Backup withholding will not apply, however, to a taxpayer who (i) furnishes a correct TIN and certifies that he or she is not subject to backup withholding on IRS Form W-9 (or an appropriate substitute form), (ii) provides a certificate of foreign status on IRS Form W-8 (or an appropriate substitute form), or (iii) is otherwise exempt from backup withholding. The Service may impose a $50 penalty upon any taxpayer who fails to provide the correct TIN, as required.

     The WSI Merger will not be a taxable event to RBMG Stockholders or to RBMG.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE WSI MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER A WSI STOCKHOLDER OR AN RBMG STOCKHOLDER SHOULD VOTE IN FAVOR OF THE WSI MERGER. BECAUSE CERTAIN TAX CONSEQUENCES OF THE WSI MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH WSI STOCKHOLDER, EACH WSI STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE WSI MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS).

RESALE OF RBMG COMMON STOCK

     Shares of RBMG Common Stock to be issued to WSI Stockholders in connection with the WSI Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the WSI Merger, may be deemed an "affiliate" of WSI within the meaning of Rule 145. In general, affiliates of WSI include its executive officers and directors and any other person or entity who controls, is controlled by or is under common control with WSI. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of RBMG Common Stock issued to such persons and entities. RBMG may place legends on certificates representing shares of RBMG Common Stock that are issued to WSI Stockholders in the WSI Merger to restrict such transfers. WSI has agreed in the WSI Merger Agreement to use its reasonable efforts to cause "affiliates" of WSI to deliver to RBMG prior to the WSI Effective Time a written statement to the effect that such person will not sell any shares of RBMG Common Stock received in the WSI Merger except in accordance with the applicable provisions of the Securities Act and the rules and regulations of the Commission, including the accounting criteria for pooling of interests transactions included in the Commission's Financial Reporting Policies. Pursuant to the Registration Rights Agreement (as defined in "Certain Agreements in Connection with the WSI Merger -- Registration Rights Agreement"), WSI Stockholders who are subject to the resale restrictions of Rule 145 will be entitled to certain demand and piggyback registration rights with respect to the shares of RBMG Common Stock issued to them in accordance with the WSI Merger Agreement. See "Certain Agreements in Connection with the WSI
Merger -- Registration Rights Agreement."

COMPARISON OF RIGHTS OF HOLDERS OF RBMG COMMON STOCK AND WSI COMMON STOCK

     Upon consummation of the WSI Merger, and to the extent they receive shares of RBMG Common Stock, stockholders of WSI, a Delaware corporation, will become stockholders of RBMG, also a Delaware corporation. The rights of WSI Stockholders will be governed by the RBMG Certificate and the RBMG Bylaws. The following is a summary of the material differences between the rights of the RBMG Stockholders and the WSI Stockholders pursuant to the differences between the RBMG Certificate and the RBMG Bylaws, on the one hand, and the WSI Certificate and the WSI Bylaws, on the other hand. The following summary does not purport to be a complete statement of the difference in the rights of WSI Stockholders and RBMG Stockholders. This summary is qualified in its entirety by reference to the full text of the RBMG Certificate and the RBMG Bylaws, the WSI Certificate and the WSI Bylaws and the Delaware Law.

     Authorized Capital Stock.  The authorized capital stock of RBMG consists of
(i) 25,000,000 shares of RBMG Common Stock and (ii) 5,000,000 shares of RBMG Preferred Stock. The authorized capital stock of WSI consists of (i) 1,250 shares of WSI Class A Common Stock and (ii) 1,250 shares of WSI Class B Common Stock. Holders of WSI Class B Common Stock do not have any voting rights except as otherwise required by applicable law; provided, however, that holders of WSI Class B Common Stock have the right to vote as a separate class on any merger or consolidation of WSI with or into another entity or entities, or on any recapitalization or reorganization, in which shares of WSI Class B Common Stock would receive or be exchanged for consideration different on a per share basis than that received with respect to or in exchange for shares of WSI Class A Common Stock or would otherwise be treated differently than holders of shares of WSI Class A Common Stock in connection with such transaction. The right of holders of WSI Class B Common Stock to a separate class vote would not apply in transactions in which shares of WSI Class B Common Stock would receive or be exchanged for non-voting securities which on a per-share basis are otherwise identical in amount and form to the voting securities received with respect to or exchanged for the WSI Class A Common Stock, so long as (i) such non-voting securities are convertible into such voting securities on the same terms as WSI Class B Common Stock is convertible into WSI Class A Common Stock and (ii) all other consideration is equal on a per share basis. In addition, holders of WSI Class B Common Stock have the right to vote as a separate class on any amendment or restatement of the WSI Certificate which in any way adversely affects the rights of the WSI Class B Common Stock in a manner different than the WSI Class A Common Stock. Shares of WSI Class B Common Stock are convertible for no consideration at any time at the option of the holder thereof into shares of WSI Class A Common Stock. There is currently no WSI Class B Common Stock outstanding.

     If the RBC Amendment is adopted, the number of shares of RBMG Common Stock that RBMG is authorized to issue would increase to 50,000,000 shares. If the WSI Amendment is adopted, the number of shares of common stock that RBMG is authorized to issue would increase to 112,000,000 shares consisting of 100,000,000 shares of RBMG Common Stock and 12,000,000 shares of RBMG Class B Common Stock. For a description of the terms of the RBMG Class B Common Stock, see "The Charter Amendments -- WSI Amendment."

     Dividends and Other Distributions. The RBMG Certificate and the RBMG Bylaws contain no restrictions on the payment of dividends or other distributions. If the WSI Amendment is adopted, the RBMG Certificate will contain certain restrictions on the payment of dividends or other distributions. For a description of such restrictions, see "The Charter Amendments -- WSI Amendment."

     The WSI Certificate contains no restrictions on the payment of dividends or other distributions except if the Board of Directors declares a cash dividend or other distribution on the WSI Class A Common Stock, the Board of Directors shall simultaneously declare a dividend or distribution at the same rate on the WSI Class B Common Stock, so that the WSI Class B Common Stock participates equally with the WSI Class A Common Stock; provided that if the dividends consist of other voting securities of WSI, WSI shall make available to each holder of WSI Class B Common Stock, at such holder's request, dividends consisting of nonvoting securities of WSI which are otherwise identical to the voting securities and which are convertible into or exchangeable for such voting securities on the same terms as the WSI Class B Common Stock is convertible into the WSI Class A Common Stock.

     Special Meeting of Stockholders. Under the RBMG Certificate and the RBMG Bylaws, a special meeting of stockholders may be called by the RBMG Board or the Chairman of the RBMG Board only. Notwithstanding the foregoing, whenever holders of one or more classes or series of RBMG Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call special meetings of such holders for the purpose of electing such directors pursuant to the certificate of designation for such classes or series.

     The WSI Bylaws provide that special meetings of the stockholders, for any purpose, unless otherwise prescribed by statute or by the WSI Certificate, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the directors or stockholders entitled to vote. Such request shall state the purpose of the proposed meeting.

     Voting Requirements Generally. The RBMG Bylaws provide that each stockholder is entitled to one vote for each outstanding share of stock of RBMG held by such stockholder and that in all matters other than the election of directors, except as otherwise provided by law, the vote of a majority of the shares of stock of RBMG present, in person or by proxy, at a meeting of stockholders at which a quorum is present and then entitled to vote on the subject matter shall be the act of the stockholders.

     The WSI Certificate provides that each WSI Class A Common Stockholder shall be entitled to one vote for each share of WSI Class A Common Stock held on all matters as to which WSI Class A Common Stockholders shall be entitled to vote. The holders of WSI Class B Common Stock have no voting rights except as otherwise required by applicable law or in relation to certain mergers, consolidations, recapitalizations or reorganizations.

     Amendment of Certificate of Incorporation; Amendment of Bylaws. Under the RBMG Certificate, provisions in the RBMG Certificate relating to the election of the RBMG Board, amendments of the RBMG Articles and the RBMG Bylaws, written consent, special meetings, indemnification and special voting requirements for certain business combinations may be amended only upon the affirmative vote of at least 80% of the shares of RBMG Common Stock then outstanding and entitled to vote generally in the election of directors, voting together as a single class.

     The RBMG Certificate and the RBMG Bylaws provide that the RBMG Board may adopt, amend or repeal the RBMG Bylaws. Additionally, the stockholders may adopt, amend or repeal the bylaws with the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of RBMG then entitled to vote generally in the election of directors, voting together as a single class.

     The WSI Certificate provides that the holders of WSI Class B Common Stock shall have the right to vote as a separate class on any amendment or restatement of the WSI Certificate which in any way adversely affects the rights of the WSI Class B Common Stock in a manner different than the WSI Class A Common Stock. The WSI Certificate also provides that the WSI Board shall have the power to adopt, amend or repeal the WSI Bylaws. The WSI Bylaws may be altered and repealed and bylaws may be made at any annual meeting of the stockholders or at any special meeting thereof if notice thereof is contained in the notice of such special meeting by the affirmative vote of a majority of the stock issued and outstanding or entitled to vote thereat, or by the WSI Board, at any regular meeting thereof, or at any special meeting of the WSI Board, if notice thereof is contained in the notice of such special meeting.

     Action by Written Consent. The RBMG Certificate and the RBMG Bylaws provide that, so long as RBMG is subject to the reporting requirements of
Section 12 or 15(d) of the Exchange Act (or any successor law), any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of stockholders without a meeting.

     The WSI Bylaws provide that whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of Delaware law or the WSI Certificate or the WSI Bylaws, the meeting and vote of stockholders may be dispensed with, if all the stockholders who would have been entitled to vote upon the action if such meeting were held, shall consent in writing to such corporate action being taken.

     Voting in the Election of Directors. The RBMG Bylaws provide that directors shall be elected by a plurality of the votes of the shares present, in person or by proxy, at a meeting of the stockholders at which a quorum is present and then entitled to vote on the election of directors. The RBMG Certificate and the RBMG Bylaws provide that, subject to any rights of holders of any class of RBMG Preferred Stock then outstanding, all vacancies on the RBMG Board, including those resulting from an increase in the number of directors, may be filled solely by a majority of the remaining directors then in office, even if they do not constitute a quorum or by a sole remaining director. When one or more directors resign from the RBMG Board effective at a future date. a majority of directors then in office, including the directors who are to resign, may vote on filling the vacancy.

     The WSI Bylaws provide that all elections for directors shall be decided by plurality vote. If the office of any director becomes vacant, the remaining directors in office, though less than a quorum, by a majority vote may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The RBMG Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the RBMG Board or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at any meeting of stockholders must be in writing and be received by the Secretary of RBMG not less than 60 nor more than 90 days prior to the meeting (or if less than 70 days notice or prior public disclosure of the date of the meeting is given, the notice of stockholder proposals or nominations must be in writing and received by the Secretary no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure thereof was made, whichever occurs first). RBMG may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

     The WSI Certificate and the WSI Bylaws do not contain any advance notice requirements for stockholder proposals and director nominations.

     Number and Qualification of Directors. The RBMG Certificate and the RBMG Bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but that the RBMG Board may not consist of less than three nor more than 15 directors. The size of the RBMG Board is currently set at seven members.

     The WSI Bylaws provide that the number of directors shall be not less than one nor more than 10. The number of directors may not be less than three except that where all the shares of the corporation are owned beneficially and of record by either one or two stockholders, the number of directors may be less than three but not less than the number of stockholders. The number of directors may be increased by amendment of the WSI Bylaws by the affirmative vote of a majority of the directors, though less than a quorum, or by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify. The size of the WSI Board is currently set at one member.

     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.

     The RBMG Certificate divides the RBMG Board into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the RBMG Board is elected at each annual meeting of stockholders.

     The WSI Certificate and the WSI Bylaws do not contain any provisions for a classified board.

     Removal of Directors. The RBMG Certificate provides that no director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of RBMG then entitled to vote generally in the election of directors, voting together as a single class.

     The WSI Bylaws provide that any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for the purpose, and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

     Transactions Involving Officers or Directors. The RBMG Certificate, the RBMG Bylaws, the WSI Certificate and the WSI Bylaws do not contain any provisions relating to transactions involving officers or directors.

     Indemnification and Limitation of Liability. The RBMG Certificate provides that each person (and the heirs, executors or administrators of such person) who was or is a party, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of RBMG or is or was serving at the request of RBMG as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by RBMG to the fullest extent permitted by the DGCL. The RBMG Certificate also provides that the right to indemnification includes the right to be paid by RBMG for expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by the DGCL, and that the right to indemnification conferred thereunder is a contract right.

     The RBMG Certificate also provides that RBMG may, by action of the RBMG Board, provide indemnification to such of the employees and agents of RBMG and such other persons serving at the request of RBMG as employees or agents of another corporation, partnership, joint venture, trust or other enterprise to such extent and to such effect as is permitted by the DGCL and the RBMG Board shall determine to be appropriate.

     Pursuant to the RBMG Certificate, RBMG may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of RBMG, or is or was serving at the request of RBMG as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his or her status as such, whether or not RBMG would have the power to indemnify such person against such liability under the DGCL.

     The RBMG Certificate provides that (i) the rights and authority described above are not exclusive of any other right that any person may otherwise have or hereafter acquire and (ii) no amendment, modification or repeal of the RBMG Certificate, or adoption of any additional provision of the RBMG Certificate or the RBMG Bylaws or, to the fullest extent permitted by the DGCL, any amendment, modification or repeal of law will eliminate or reduce the effect of the provisions in the RBMG Certificate limiting liability or indemnifying certain persons or adversely affect any right or protection then existing thereunder in respect of any acts or omissions occurring prior to such amendment, modification, repeal or adoption. The RBMG Certificate provides that a director will not be personally liable for monetary damages to RBMG or its stockholders for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

     The WSI Certificate provides that no director shall be personally liable to WSI or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. The WSI Certificate also provides that, notwithstanding the foregoing sentence, a director shall be liable, to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to WSI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     Mergers, Tender Offers and Sales of Substantially all of the Assets. The RBMG Certificate and the RBMG Bylaws do not contain any provisions relating to mergers, tender offers or sales of substantially all of the corporation's assets.

     The WSI Certificate provides that holders of WSI Class B Common Stock shall have the right to vote as a separate class on any merger or consolidation of WSI with or into another entity or entities, or any recapitalization or reorganization, in which shares of WSI Class B Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of WSI Class A Common Stock or would otherwise be treated differently from shares of WSI Class A Common Stock in connection with such transaction, except that shares of WSI Class B Common Stock may, without such a separate class vote, receive or be exchanged for non-voting securities which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or exchanged for the WSI Class A Common Stock so long as (i) such non-voting securities are convertible into such voting securities on the same terms as the WSI Class B Common Stock is convertible into WSI Class A Common Stock and (ii) all other consideration is equal on a per share basis.

     Proxies. Under both the RBMG Bylaws and the WSI Bylaws, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

     Preemptive Rights. The holders of RBMG Common Stock and WSI Common Stock have no preemptive rights.

     Anti-Takeover Provisions. The RBMG Certificate generally limits RBMG's power to purchase shares of voting stock of RBMG (i.e., capital stock having the right to vote generally on matters relating to RBMG and any security which is convertible into such stock) from a holder of at least five percent of any class of voting securities who has beneficially owned such securities for less than two years prior to the date of such purchase or any agreement in respect thereof at a price in excess of its fair market value, unless such purchase is approved by the holders of a majority of the outstanding shares of voting stock of RBMG, voting together as a single class, excluding the shares owned by such stockholder.

     The WSI Certificate and the WSI Bylaws do not contain any anti-takeover provisions.

     Quorum. Under the RBMG Bylaws, unless otherwise provided in the Delaware Law, the RBMG Certificate or the RBMG Bylaws, the presence, in person or by proxy, of the holders of a majority of the outstanding stock of RBMG entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.

     Under the WSI Bylaws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders.

APPRAISAL RIGHTS

     Holders of WSI Common Stock are entitled to appraisal rights under Section 262 of the DGCL in connection with the WSI Merger. A person having a beneficial interest in shares of WSI Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have. Holders of RBMG Common Stock are not entitled to appraisal rights with respect to the WSI Merger under Section 262 of the DGCL.

     The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is reprinted in its entirety as Annex F to this Joint Proxy Statement/Prospectus. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of WSI Common Stock as to which appraisal rights are asserted.

     Under the DGCL, holders of shares of WSI Common Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of WSI Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the WSI Merger, together with a fair rate of interest, if any, as determined by such court.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the WSI Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date of the meeting with respect to shares for which appraisal rights are available that such appraisal rights are available and include in such notice a copy of Section 262. This Joint Proxy Statement/Prospectus shall constitute such notice to the holders of shares of WSI Common Stock, and the applicable statutory provisions of the DGCL are attached to this Joint Proxy Statement/ Prospectus as Annex F. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his right to do so should review the following discussion and Annex F carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

     A holder of shares of WSI Common Stock wishing to exercise his or her appraisal rights must deliver to WSI, before the vote on the WSI Merger Agreement at the WSI Special Meeting, a written demand for appraisal of his or her shares of WSI Common Stock and must not vote in favor of adoption of the WSI Merger Agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted for adoption of the WSI Merger Agreement, a holder of shares of WSI Common Stock who votes by proxy and who wishes to exercise his or her appraisal rights must (i) vote against adoption of the WSI Merger Agreement or (ii) abstain from voting on adoption of the WSI Merger Agreement. A vote against adoption of the WSI Merger Agreement, in person or by proxy, will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. In addition, a holder of shares of WSI Common Stock wishing to exercise his or her appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares until the WSI Effective Time.

     Only a holder of record of shares of WSI Common Stock is entitled to assert appraisal rights for the shares of WSI Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on his or her stock certificates. If the shares of WSI Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of WSI Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of WSI Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of WSI Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of WSI Common Stock held for other beneficial owners. In such case, the written demand should set forth the number of shares of WSI Common Stock as to which appraisal is sought, and where no number of shares of WSI Common Stock is expressly mentioned, the demand will be presumed to cover all shares of WSI Common Stock held in the name of the record owner. Stockholders who hold their shares of WSI Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee. All written demands for appraisal should be sent or delivered to WSI at 4 Campus Drive, Parsippany, New Jersey 07054, Attention: Secretary.

     Within ten days after the WSI Effective Time, WSI, as the surviving corporation in the WSI Merger, must send a notice as to the effectiveness of the WSI Merger to each person who has satisfied the appropriate provisions of
Section 262 and did not vote for approval and adoption of the WSI Merger Agreement. Within 120 days after the WSI Effective Time, but not thereafter, WSI or any stockholder entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of WSI Common Stock. WSI is under no obligation to, and has no present intention to, file a petition with respect to the appraisal of the fair value of the shares of WSI Common Stock. Accordingly, it is the obligation of the WSI Stockholders to initiate all necessary action to perfect their appraisal rights within the time period prescribed in Section 262.

     Within 120 days after the WSI Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from WSI a statement setting forth the aggregate number of shares of WSI Common Stock not voted in favor of adoption of the WSI Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statements must be mailed within ten days after a written request therefor has been received by WSI.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which WSI Stockholders are entitled to appraisal rights and thereafter will appraise the shares of WSI Common Stock owned by such stockholders, determining the fair value of such shares of WSI Common Stock exclusive of any element of value arising from the accomplishment or expectation of the WSI Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP Inc., et. al., the Delaware Supreme Court discussed factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     WSI Stockholders considering seeking appraisal rights should be aware that the fair value of their shares of WSI Common Stock determined under Section 262 could be more than, the same as or less than the value of the merger consideration they will be entitled to receive pursuant to the WSI Merger Agreement if they do not seek appraisal of their shares of WSI Common Stock and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of WSI Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

     Any holder of WSI Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the WSI Effective Time, be entitled to vote the shares of WSI Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of WSI Common Stock as of a date prior to the WSI Effective Time).

     If any WSI Stockholder who demands appraisal of his shares of WSI Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the shares of WSI Common Stock of such stockholder will be converted into the right to receive shares of RBMG Common Stock in accordance with the WSI Exchange Ratios. A stockholder will fail to perfect, or effectively lose or withdraw, his right to appraisal if no petition for appraisal is filed within 120 days after the WSI Effective Time, or if the stockholder delivers to WSI a written withdrawal of his demand for appraisal and an acceptance of the WSI Merger, except that any such attempt to withdraw made more than 60 days after the WSI Effective Time will require the written approval of WSI as the surviving corporation.

     Failure to follow any of the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights (in which event a stockholder will be entitled to receive shares of RBMG Common Stock in accordance with the WSI Exchange Ratios). In view of the complexity of these provisions of Delaware law, stockholders who are considering dissenting from the approval and adoption of the WSI Merger Agreement and the WSI Merger and exercising their rights under Section 262 should consult their legal advisors.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Condensed Combined Financial Statements have been prepared based on the historical financial statements of RBMG and RBC for the year ended December 31, 1996 and the three month period ended March 31, 1997, and based on the historical financial statements of WSI for the nine month period ended December 31, 1996 and the three month period ended March 31, 1997. The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 1996 and the three months ended March 31, 1997 give effect to the RBC Merger as if it and the spin-off of RPG had occurred on January 1, 1996. The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 1996 and the three months ended March 31, 1997 give effect to the WSI Merger as if it had occurred on April 1, 1996 (the date of WSI's leveraged buyout of the Predecessors (as hereinafter defined)). The Unaudited Pro Forma Condensed Combined Balance Sheets as of March 31, 1997 give effect to the RBC Merger and the WSI Merger as if they had occurred on March 31, 1997.

     RBMG proposes to separately merge with RBC and WSI as further described elsewhere herein. Accordingly, and consistent with the purposes of this Joint Proxy Statement/Prospectus, the Unaudited Pro Forma Condensed Combined Financial Statements separately present and give effect to: (i) the RBC Merger, (ii) the WSI Merger, and (iii) both the RBC Merger and the WSI Merger.

     Pro forma adjustments pertaining to RBC are prepared consistent with the expectation that the RBC Merger will be accounted for under the purchase method of accounting. The estimated total purchase price for the RBC Merger has been allocated to tangible and identifiable intangible assets and liabilities based upon management's estimate of their respective fair values with the excess of estimated cost over the fair value of the net assets acquired allocated to goodwill. The estimated allocations of the purchase price are expected to be revised as additional information concerning asset and liability valuation is obtained and as the composition of RBC's assets and liabilities change between the date of the RBC Merger assumed for purposes of preparing the Unaudited Pro Forma Condensed Combined Financial Statements and the RBC Effective Time. Pro forma adjustments pertaining to WSI are prepared consistent with the expectation that the WSI Merger will be accounted for under the pooling of interests method, whereby the historical balances and results of RBMG and WSI will be combined and carried forward on the books of RBMG at previously recorded amounts. Net income of RBMG after the WSI Merger will include the net income of RBMG and WSI for the entire fiscal period in which the closing of the WSI Merger occurs. The reported net income of RBMG for prior periods will be combined with that of WSI from WSI's inception (April 1, 1996).

     The pro forma adjustments are based on currently available information and upon certain assumptions that management believes to be reasonable in the circumstances. The Unaudited Pro Forma Condensed Combined Financial Statements are for illustrative purposes only and should not be viewed as a projection or forecast of the combined company's performance for any future period. The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to present the combined company's actual financial position or results of operations had the RBC Merger or the WSI Merger actually occurred on the dates assumed for purposes of preparation. Such Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical consolidated financial statements of RBMG, RBC and WSI and the notes relating thereto, as well as the other information included elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference.

                                  RBMG AND RBC

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 1997

                                                                       PRO FORMA        COMBINED
                                                 RBMG        RBC      ADJUSTMENTS     RBMG AND RBC
                                              ----------   --------   -----------     ------------
                                                             (DOLLARS IN THOUSANDS)
                                              ASSETS
Cash........................................  $    3,677   $  8,568    $ (1,400)(1)    $   10,845
Receivables.................................      63,838      2,267                        66,105
Mortgage-backed securities..................     194,525                                  194,525
Mortgage loans held for sale................     789,097                                  789,097
Lease receivables, net......................                 46,709       1,470(2)         48,179
Mortgage servicing rights, net..............     130,006      1,620       4,380(2)        136,006
Investment in RBMG..........................                 63,374      35,564(2)
                                                                        (98,938)(3)
Investment in unaffiliated company..........                  1,500       2,300(2)          3,800
Premises and equipment, net.................      21,055      1,097                        22,152
Goodwill and other intangibles, net.........                  3,007       1,500(1)
                                                                         (3,007)(2)
                                                                          6,492(2)          7,992
Other assets................................      32,493      5,580        (100)(1)
                                                                           (518)(2)        37,455
                                              ----------   --------    --------        ----------
          Total assets......................  $1,234,691   $133,722    $(52,257)       $1,316,156
                                              ==========   ========    ========        ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term borrowings.......................  $1,001,329   $ 31,596    $               $1,032,925
Accrued expenses and other liabilities......      71,686     20,199       2,920(2)         94,805
                                              ----------   --------    --------        ----------
          Total liabilities.................   1,073,015     51,795       2,920         1,127,730
                                              ----------   --------    --------        ----------
Common stock................................         193         85         (74)(3)
                                                                            (85)(4)
                                                                             94(5)            213
Additional paid-in capital..................     150,052     55,085      43,761(2)
                                                                        (98,864)(3)
                                                                         26,842(4)
                                                                            (94)(5)       176,782
Retained earnings...........................      15,872     26,757     (26,757)(4)        15,872
Unearned shares of ESOP.....................      (4,441)                                  (4,441)
                                              ----------   --------    --------        ----------
          Total stockholders' equity........     161,676     81,927     (55,177)          188,426
                                              ----------   --------    --------        ----------
          Total liabilities and
            stockholders' equity............  $1,234,691   $133,722    $(52,257)       $1,316,156
                                              ==========   ========    ========        ==========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                                  RBMG AND RBC

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                              PRO FORMA        COMBINED
                                                     RBMG          RBC       ADJUSTMENTS     RBMG AND RBC
                                                 -------------   --------   -------------   --------------
                                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES
Interest income................................    $    13,455     $1,905       $  (122)(6)   $    15,238
Interest expense...............................         (9,720)      (663)                        (10,383)
                                                   -----------     ------       -------       -----------
          Net interest income..................          3,735      1,242          (122)            4,855
Net gain on sale or securitization and fees on
  mortgage loans or leases.....................         17,027        476                          17,503
Commercial mortgage origination income.........                       477                             477
Gain on sale of mortgage servicing rights......          1,491                                      1,491
Loan and lease servicing fees..................          7,535        858                           8,393
Equity in undistributed earnings of RBMG.......                     1,775        (1,775)(7)
Other income...................................            269      1,607                           1,876
                                                   -----------     ------       -------       -----------
          Total revenues.......................         30,057      6,435        (1,897)           34,595
                                                   -----------     ------       -------       -----------
EXPENSES
Salary and employee benefits...................         12,264      2,483             8(9)         14,755
Occupancy and equipment........................          1,592        303                           1,895
Amortization of mortgage servicing rights......          4,108         73           137(6)          4,318
Amortization of goodwill and other
  intangibles..................................                        50           100(6)
                                                                                    (50)(6)           100
Provision for loan and lease losses............            265        390                             655
General and administrative.....................          4,610        935                           5,545
                                                   -----------     ------       -------       -----------
Total expenses.................................         22,839      4,234           195            27,268
                                                   -----------     ------       -------       -----------
Income before taxes............................          7,218      2,201        (2,092)            7,327
Income tax expense.............................          2,748        313          (136)(7)
                                                                                     (3)(9)         2,922
                                                   -----------     ------       -------       -----------
          Net income...........................    $     4,470     $1,888       $(1,953)      $     4,405
                                                   ===========     ======       =======       ===========
Weighted average common shares outstanding*....     19,553,072                                 21,553,072
Net income per common share....................    $      0.23                                $      0.20

---------------

* Weighted average common shares outstanding of RBMG, for purposes of the condensed combined RBMG and RBC pro forma presentation, have been adjusted to consider the issuance of 9,397,238 shares of RBMG Common Stock (which assumes issuance, prior to the RBC Effective Time, of an additional 211,363 shares of RBC Common Stock in connection with the termination of RBC's Phantom Stock Plans) to effect the RBC Merger, net of 7,397,238 shares of RBMG Common Stock currently owned by RBC.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                                  RBMG AND RBC

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                             COMBINED
                                                       SPIN-OFF   REVISED    PRO FORMA         RBMG
                                  RBMG         RBC      OF RPG      RBC     ADJUSTMENTS       AND RBC
                               -----------   -------   --------   -------   -----------     -----------
                                       (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES
Interest income..............  $    62,858   $13,342   $   (200)  $13,142    $   (490)(6)   $    75,510
Interest expense.............      (45,956)   (5,212)              (5,212)                      (51,168)
                               -----------   -------   --------   -------    --------       -----------
Net interest income..........       16,902     8,130       (200)    7,930        (490)           24,342
Net gain on sale or
  securitization and fees on
  mortgage loans or leases...       79,178     3,124                3,124                        82,302
Commercial mortgage
  origination income.........                  4,416                4,416                         4,416
Gain on sale of mortgage
  servicing rights...........        1,105                                                        1,105
Loan and lease servicing
  fees.......................       28,763     2,508                2,508                        31,271
Credit card fees.............                 18,424    (18,424)
Equity in undistributed
  earnings of RBMG...........                  7,424                7,424      (7,424)(7)
Gain on sale of RBMG stock...                  2,456                2,456      (2,456)(8)
Other income.................          669     1,121                1,121                         1,790
                               -----------   -------   --------   -------    --------       -----------
          Total revenues.....      126,617    47,603    (18,624)   28,979     (10,370)          145,226
                               -----------   -------   --------   -------    --------       -----------
EXPENSES
Salary and employee
  benefits...................       55,578    18,360     (4,478)   13,882        (213)(9)        69,247
Occupancy and equipment......        5,640     1,958       (763)    1,195                         6,835
Amortization of mortgage
  servicing rights...........       14,934       209                  209         548(6)         15,691
Amortization of goodwill and
  other intangibles..........                    264                  264         400(6)
                                                                                 (264)(6)           400
Provision for loan and lease
  losses.....................          817     2,391                2,391                         3,208
General and administrative...       19,100    16,701    (13,438)    3,263                        22,363
                               -----------   -------   --------   -------    --------       -----------
          Total expenses.....       96,069    39,883    (18,679)   21,204         471           117,744
                               -----------   -------   --------   -------    --------       -----------
Income before taxes..........       30,548     7,720         55     7,775     (10,841)           27,482
Income tax expense...........       10,925       467       (280)      187        (568)(7)
                                                                                 (939)(8)
                                                                                   82(9)          9,687
                               -----------   -------   --------   -------    --------       -----------
          Net income.........  $    19,623   $ 7,253   $    335   $ 7,588    $ (9,416)      $    17,795
                               ===========   =======   ========   =======    ========       ===========
Weighted average common
  shares outstanding*........   18,240,994                                                   20,240,994
Net income per common
  share......................  $      1.08                                                  $      0.88

---------------

* Weighted average common shares outstanding of RBMG, for purposes of the condensed combined RBMG and RBC pro forma presentation, have been adjusted to consider the issuance of 9,397,238 shares of RBMG Common Stock (which assumes issuance, prior to the RBC Effective Time, of an additional 211,363 shares of RBC Common Stock in connection with the termination of RBC's Phantom Stock Plans) to effect the RBC Merger, net of 7,397,238 shares of RBMG Common Stock currently owned by RBC.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                                  RBMG AND WSI

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 1997

                                                                          PRO FORMA      COMBINED
                                                    RBMG        WSI      ADJUSTMENTS   RBMG AND WSI
                                                 ----------   --------   -----------   ------------
                                                               (DOLLARS IN THOUSANDS)
                                              ASSETS

Cash...........................................  $    3,677   $  2,692      $           $    6,369
Receivables....................................      63,838                                 63,838
Residual certificates..........................                 38,241                      38,241
Mortgage-backed securities.....................     194,525                                194,525
Mortgage loans held for sale...................     789,097    117,395                     906,492
Mortgage servicing rights, net.................     130,006                                130,006
Premises and equipment, net....................      21,055      1,138                      22,193
Goodwill and other intangibles, net............                  3,705                       3,705
Other assets...................................      32,493      5,586                      38,079
                                                 ----------   --------      -----       ----------
          Total assets.........................  $1,234,691   $168,757      $           $1,403,448
                                                 ==========   ========      =====       ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings..........................  $1,001,329   $123,701      $           $1,125,030
Accrued expenses and other liabilities.........      71,686     18,227                      89,913
                                                 ----------   --------      -----       ----------
          Total liabilities....................   1,073,015    141,928                   1,214,943
                                                 ----------   --------      -----       ----------
Common stock...................................         193          *        163(10)          356
Additional paid-in capital.....................     150,052        250       (163)(10)     150,139
Retained earnings..............................      15,872     26,579                      42,451
Unearned shares of ESOP........................      (4,441)                                (4,441)
                                                 ----------   --------      -----       ----------
          Total stockholders' equity...........     161,676     26,829                     188,505
                                                 ----------   --------      -----       ----------
          Total liabilities and stockholders'
            equity.............................  $1,234,691   $168,757      $           $1,403,448
                                                 ==========   ========      =====       ==========

---------------

* Amount less than $1.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                                  RBMG AND WSI

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                          PRO FORMA      COMBINED
                                                    RBMG         WSI     ADJUSTMENTS   RBMG AND WSI
                                                 -----------   -------   -----------   ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                       DATA)
REVENUES
Interest income................................  $    13,455   $ 3,713     $           $    17,168
Interest expense...............................       (9,720)   (3,436)                    (13,156)
                                                 -----------   -------     -------     -----------
          Net interest income..................        3,735       277                       4,012
Net gain on sale or securitization and fees on
  mortgage loans...............................       17,027    35,799                      52,826
Gain on sale of mortgage servicing rights......        1,491                                 1,491
Loan servicing fees............................        7,535                                 7,535
Other income...................................          269                                   269
                                                 -----------   -------     -------     -----------
          Total revenues.......................       30,057    36,076                      66,133
                                                 -----------   -------     -------     -----------
EXPENSES
Salary and employee benefits...................       12,264     3,192       1,993(11)      17,449
Occupancy and equipment........................        1,592       463                       2,055
Amortization of mortgage servicing rights......        4,108                                 4,108
Amortization of goodwill and other
  intangibles..................................                    103                         103
Provision for loan losses......................          265       242                         507
General and administrative.....................        4,610     1,414                       6,024
                                                 -----------   -------     -------     -----------
          Total expenses.......................       22,839     5,414       1,993          30,246
                                                 -----------   -------     -------     -----------
Income before taxes............................        7,218    30,662      (1,993)         35,887
Income tax expense.............................        2,748    12,282        (767)(11)     14,263
                                                 -----------   -------     -------     -----------
          Net income...........................  $     4,470   $18,380     $(1,226)    $    21,624
                                                 ===========   =======     =======     ===========
Weighted average common shares outstanding*....   19,553,072                            39,013,826
Net income per common share....................  $      0.23                           $      0.55

---------------

* Weighted average common shares outstanding of RBMG, for purposes of the condensed combined RBMG and WSI pro forma presentation, have been adjusted to consider the issuance, effective April 1, 1996 (the date of WSI's leveraged buyout of the Predecessors), of 16,315,788 shares of RBMG Common Stock and treats as issued an additional 3,144,976 shares of RBMG Common Stock potentially issuable pursuant to the conversion of the WSI Warrant, to effect the WSI Merger.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                                  RBMG AND WSI

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                            PRO FORMA       COMBINED
                                                    RBMG          WSI      ADJUSTMENTS    RBMG AND WSI
                                                ------------   ---------   ------------   -------------
                                                (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES
Interest income...............................   $    62,858    $ 13,235     $             $    76,093
Interest expense..............................       (45,956)    (10,161)                      (56,117)
                                                 -----------    --------     --------      -----------
          Net interest income.................        16,902       3,074                        19,976
Net gain on sale or securitization and fees on
  mortgage loans..............................        79,178      26,343                       105,521
Gain on sale of mortgage servicing rights.....         1,105                                     1,105
Loan servicing fees...........................        28,763                                    28,763
Other income..................................           669         476                         1,145
                                                 -----------    --------     --------      -----------
          Total revenues......................       126,617      29,893                       156,510
                                                 -----------    --------     --------      -----------
EXPENSES
Salary and employee benefits..................        55,578       8,757          968(11)       65,303
Occupancy and equipment.......................  5,640.......       1,115                         6,755
Amortization of mortgage servicing rights.....        14,934                                    14,934
Amortization of goodwill and other
  intangibles.................................                       309                           309
Provision for loan losses.....................           817         811                         1,628
General and administrative....................        19,100       4,002                        23,102
                                                 -----------    --------     --------      -----------
          Total expenses......................        96,069      14,994          968          112,031
                                                 -----------    --------     --------      -----------
Income before taxes...........................        30,548      14,899         (968)          44,479
Income tax expense............................        10,925       6,700         (373)(11)      17,252
                                                 -----------    --------     --------      -----------
          Net income..........................   $    19,623    $  8,199     $   (595)     $    27,227
                                                 ===========    ========     ========      ===========
Weighted average common shares outstanding*...    18,240,994                                32,836,559
Net income per common share...................   $      1.08                               $      0.83

---------------

* Weighted average common shares outstanding of RBMG, for purposes of the condensed combined RBMG and WSI pro forma presentation, have been adjusted to consider the issuance, effective April 1, 1996 (the date of WSI's leveraged buyout of the Predecessors), of 16,315,788 shares of RBMG Common Stock and treats as issued an additional 3,144,976 shares of RBMG Common Stock potentially issuable pursuant to the conversion of the WSI Warrant, to effect the WSI Merger.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                              RBMG AND RBC AND WSI

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 1997

                                                                                                                 COMBINED
                                                           PRO FORMA      COMBINED                 PRO FORMA     RBMG AND
                                     RBMG        RBC      ADJUSTMENTS   RBMG AND RBC     WSI      ADJUSTMENTS   RBC AND WSI
                                  ----------   --------   -----------   ------------   --------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS)
                                                          ASSETS

Cash............................  $    3,677   $  8,568    $ (1,400)(1)  $   10,845    $  2,692      $          $   13,537
Receivables.....................      63,838      2,267                      66,105                                 66,105
Residual certificates...........                                                         38,241                     38,241
Mortgage-backed securities......     194,525                                194,525                                194,525
Mortgage loans held for sale....     789,097                                789,097     117,395                    906,492
Lease receivables, net..........                 46,709       1,470(2)       48,179                                 48,179
Mortgage servicing rights,
  net...........................     130,006      1,620       4,380(2)      136,006                                136,006
Investment in RBMG..............                 63,374      35,564(2)
                                                            (98,938)(3)
Investment in unaffiliated
  company.......................                  1,500       2,300(2)        3,800                                  3,800
Premises and equipment, net.....      21,055      1,097                      22,152       1,138                     23,290
Goodwill and other intangibles,
  net...........................                  3,007       1,500(1)                    3,705
                                                             (3,007)(2)
                                                              6,492(2)        7,992                                 11,697
Other assets....................      32,493      5,580        (100)(1)                   5,586
                                                               (518)(2)      37,455                                 43,041
                                  ----------   --------    --------      ----------    --------      -----      ----------
         Total assets...........  $1,234,691   $133,722    $(52,257)     $1,316,156    $168,757      $          $1,484,913
                                  ==========   ========    ========      ==========    ========      =====      ==========

                                           LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings...........  $1,001,329   $ 31,596    $             $1,032,925    $123,701      $          $1,156,626
Accrued expenses and other
  liabilities...................      71,686     20,199       2,920(2)       94,805      18,227                    113,032
                                  ----------   --------    --------      ----------    --------      -----      ----------
         Total liabilities......   1,073,015     51,795       2,920       1,127,730     141,928                  1,269,658
                                  ----------   --------    --------      ----------    --------      -----      ----------
Common stock....................         193         85         (74)(3)                       *        180(12)
                                                                (85)(4)
                                                                 94(5)          213                                    393
Additional paid-in capital......     150,052     55,085      43,761(2)                      250       (180)(12)
                                                            (98,864)(3)
                                                             26,842(4)
                                                                (94)(5)     176,782                                176,572
Retained earnings...............      15,872     26,757     (26,757)(4)      15,872      26,579                     42,451
Unearned shares of ESOP.........      (4,441)                                (4,441)                                (4,441)
                                  ----------   --------    --------      ----------    --------      -----      ----------
         Total stockholders'
           equity...............     161,676     81,927     (55,177)        188,426      26,829                    215,255
                                  ----------   --------    --------      ----------    --------      -----      ----------
         Total liabilities &
           stockholders'
           equity...............  $1,234,691   $133,722    $(52,257)     $1,316,156    $168,757      $          $1,484,913
                                  ==========   ========    ========      ==========    ========      =====      ==========

---------------

* Amount less than $1.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                              RBMG AND RBC AND WSI

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                  PRO FORMA
                                              RBMG       RBC     ADJUSTMENTS
                                           ----------   ------   -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT SHA
REVENUES
Interest income..........................  $   13,455   $1,905     $  (122)(6)
Interest expense.........................      (9,720)    (663)
                                           ----------   ------     -------
        Net interest income..............       3,735    1,242        (122)
Net gain on sale or securitization and
  fees on mortgage loans or leases.......      17,027      476
Commercial mortgage origination income...                  477
Gain on sale of mortgage servicing
  rights.................................       1,491
Loan and lease servicing fees............       7,535      858
Equity in undistributed earnings of
  RBMG...................................                1,775      (1,775)(7)
  Other income...........................         269    1,607
                                           ----------   ------     -------
        Total revenues...................      30,057    6,435      (1,897)
                                           ----------   ------     -------
EXPENSES
Salary and employee benefits.............      12,264    2,483           8(9)
Occupancy and equipment..................       1,592      303
Amortization of mortgage servicing
  rights.................................       4,108       73         137(6)
Amortization of goodwill and other
  intangibles............................                   50         100(6)
                                                                       (50)(6)
Provision for loan and lease losses......         265      390
General and administrative...............       4,610      935
                                           ----------   ------     -------
        Total expenses...................      22,839    4,234         195
                                           ----------   ------     -------
Income before taxes......................       7,218    2,201      (2,092)
Income tax expense.......................       2,748      313        (136)(7)
                                                                        (3)(9)
                                           ----------   ------     -------
Net income...............................  $    4,470   $1,888     $(1,953)
                                           ==========   ======     =======
Weighted average common shares
  outstanding*...........................  19,553,072
Net income per common share..............  $     0.23

                                                                                   COMBINED
                                             COMBINED                PRO FORMA     RBMG AND
                                           RBMG AND RBC     WSI     ADJUSTMENTS   RBC AND WSI
                                           ------------   -------   -----------   -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES
Interest income..........................   $   15,238    $ 3,713     $           $   18,951
Interest expense.........................      (10,383)    (3,436)                   (13,819)
                                            ----------    -------     -------     ----------
        Net interest income..............        4,855        277                      5,132
Net gain on sale or securitization and
  fees on mortgage loans or leases.......       17,503     35,799                     53,302
Commercial mortgage origination income...          477                                   477
Gain on sale of mortgage servicing
  rights.................................        1,491                                 1,491
Loan and lease servicing fees............        8,393                                 8,393
Equity in undistributed earnings of
  RBMG...................................
  Other income...........................        1,876                                 1,876
                                            ----------    -------     -------     ----------
        Total revenues...................       34,595     36,076                     70,671
                                            ----------    -------     -------     ----------
EXPENSES
Salary and employee benefits.............       14,755      3,192       1,993(11)     19,940
Occupancy and equipment..................        1,895        463                      2,358
Amortization of mortgage servicing
  rights.................................        4,318                                 4,318
Amortization of goodwill and other
  intangibles............................                     103
                                                   100                                   203
Provision for loan and lease losses......          655        242                        897
General and administrative...............        5,545      1,414                      6,959
                                            ----------    -------     -------     ----------
        Total expenses...................       27,268      5,414       1,993         34,675
                                            ----------    -------     -------     ----------
Income before taxes......................        7,327     30,662      (1,993)        35,996
Income tax expense.......................                  12,282        (767)(11)
                                                 2,922                                14,437
                                            ----------    -------     -------     ----------
Net income...............................   $    4,405    $18,380     $(1,226)    $   21,559
                                            ==========    =======     =======     ==========
Weighted average common shares
  outstanding*...........................                                         42,935,434
Net income per common share..............                                         $     0.50

---------------

* Weighted average common shares outstanding of RBMG, for purposes of the condensed combined RBMG and RBC and WSI pro forma presentation, have been adjusted to consider: (i) the issuance of 9,397,238 shares of RBMG Common Stock (which assumes issuance, prior to the RBC Effective Time, of an additional 211,363 shares of RBC Common Stock in connection with the termination of RBC's Phantom Stock Plans) to effect the RBC Merger, net of 7,397,238 shares of RBMG Common Stock currently owned by RBC and (ii) the issuance, effective April 1, 1996 (the date of WSI's leveraged buyout of the Predecessors) of 17,962,834 shares of RBMG Common Stock and treats as issued an additional 3,419,528 shares of RBMG Common Stock potentially issuable pursuant to the conversion of the WSI Warrant, to effect the WSI Merger.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                              RBMG AND RBC AND WSI

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                           SPIN-OFF   REVISED    PRO FORMA
                                      RBMG         RBC      OF RPG      RBC     ADJUSTMENTS
                                   -----------   -------   --------   -------   -----------
                                   (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES
Interest income..................  $    62,858   $13,342   $   (200)  $13,142    $   (490)(6)
Interest expense.................      (45,956)   (5,212)              (5,212)
                                   -----------   -------   --------   -------    --------
        Net interest income......       16,902     8,130       (200)    7,930        (490)
Net gain on sale or
  securitization and fees on
  mortgage loans or leases.......       79,178     3,124                3,124
Commercial mortgage origination
  income.........................                  4,416                4,416
Gain on sale of mortgage
  servicing rights...............        1,105
Loan and lease servicing fees....       28,763     2,508                2,508
Credit card fees.................                 18,424    (18,424)
Equity in undistributed earnings
  of RBMG........................                  7,424                7,424      (7,424)(7)
Gain on sale of RBMG stock.......                  2,456                2,456      (2,456)(8)
Other income.....................          669     1,121                1,121
                                   -----------   -------   --------   -------    --------
        Total revenues...........      126,617    47,603    (18,624)   28,979     (10,370)
                                   -----------   -------   --------   -------    --------
EXPENSES
Salary and employee benefits.....       55,578    18,360     (4,478)   13,882        (213)(9)
Occupancy and equipment..........        5,640     1,958       (763)    1,195
Amortization of mortgage
  servicing rights...............       14,934       209                  209         548(6)
Amortization of goodwill and
  other intangibles..............                    264                  264         400(6)
                                                                                     (264)(6)
Provision for loan and lease
  losses.........................          817     2,391                2,391
General and administrative.......       19,100    16,701    (13,438)    3,263
                                   -----------   -------   --------   -------    --------
        Total expenses...........       96,069    39,883    (18,679)   21,204         471
                                   -----------   -------   --------   -------    --------
Income before taxes..............       30,548     7,720         55     7,775     (10,841)
Income tax expense...............       10,925       467       (280)      187        (568)(7)
                                                                                     (939)(8)
                                                                                       82(9)
                                   -----------   -------   --------   -------    --------
        Net income...............  $    19,623   $ 7,253   $    335   $ 7,588    $ (9,416)
                                   ===========   =======   ========   =======    ========
Weighted average common shares
  outstanding*...................   18,240,994
Net income per common share......  $      1.08

                                                                            COMBINED
                                     COMBINED                 PRO FORMA     RBMG AND
                                   RBMG AND RBC     WSI      ADJUSTMENTS   RBC AND WSI
                                   ------------   --------   -----------   -----------
                                   (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES
Interest income..................  $    75,510    $ 13,235     $           $    88,745
Interest expense.................      (51,168)    (10,161)                    (61,329)
                                   -----------    --------     -------     -----------
        Net interest income......       24,342       3,074                      27,416
Net gain on sale or
  securitization and fees on
  mortgage loans or leases.......       82,302      26,343                     108,645
Commercial mortgage origination
  income.........................        4,416                                   4,416
Gain on sale of mortgage
  servicing rights...............        1,105                                   1,105
Loan and lease servicing fees....       31,271                                  31,271
Credit card fees.................
Equity in undistributed earnings
  of RBMG........................
Gain on sale of RBMG stock.......
Other income.....................        1,790         476                       2,266
                                   -----------    --------     -------     -----------
        Total revenues...........      145,226      29,893                     175,119
                                   -----------    --------     -------     -----------
EXPENSES
Salary and employee benefits.....       69,247       8,757         968(11)      78,972
Occupancy and equipment..........        6,835       1,115                       7,950
Amortization of mortgage
  servicing rights...............       15,691                                  15,691
Amortization of goodwill and
  other intangibles..............                      309                         709
                                           400
Provision for loan and lease
  losses.........................        3,208         811                       4,019
General and administrative.......       22,363       4,002                      26,365
                                   -----------    --------     -------     -----------
        Total expenses...........      117,744      14,994         968         133,706
                                   -----------    --------     -------     -----------
Income before taxes..............       27,482      14,899        (968)         41,413
Income tax expense...............                    6,700

                                         9,687                    (373)(11)     16,014
                                   -----------    --------     -------     -----------
        Net income...............  $    17,795    $  8,199     $  (595)    $    25,399
                                   ===========    ========     =======     ===========
Weighted average common shares
  outstanding*...................                                           36,277,765
Net income per common share......                                          $      0.70

---------------

* Weighted average common shares outstanding of RBMG, for purposes of the condensed combined RBMG and RBC and WSI pro forma presentation, have been adjusted to consider: (i) the issuance of 9,397,238 shares of RBMG Common Stock (which assumes issuance, prior to the RBC Effective Time, of an additional 211,363 shares of RBC Common Stock in connection with the termination of RBC's Phantom Stock Plans) to effect the RBC Merger, net of 7,397,238 shares of RBMG Common Stock currently owned by RBC and (ii) the issuance, effective April 1, 1996 (the date of WSI's leveraged buyout of the Predecessors) of 17,962,834 shares of RBMG Common Stock and treats as issued an additional 3,419,528 shares of RBMG Common Stock potentially issuable pursuant to the conversion of the WSI Warrant, to effect the WSI Merger.

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE A.  NET INCOME PER COMMON SHARE

     The unaudited pro forma combined net income per common share has been calculated by dividing pro forma net income by the weighted average common shares outstanding during the period, adjusted to consider the weighted average pro forma effect of the shares assumed to be issued in the RBC Merger, the WSI Merger and both the Mergers. For purposes hereof shares of RBMG Common Stock potentially issuable pursuant to conversion of the WSI Warrant to the RBMG Warrant as part of the WSI Merger have been treated as common stock equivalents.

     Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128) was issued in February 1997 and is effective for financial statements for periods ending after December 15, 1997. Earlier application is not permitted. The unaudited pro forma combined net income per common share calculations are based on the provisions of Accounting Principles Board Opinion No. 15, and the related interpretations thereof.

NOTE B.  UNAUDITED PRO FORMA ADJUSTMENTS

     The following summarizes the unaudited pro forma adjustments which are necessary to reflect, separately, the RBC Merger and the WSI Merger, and combined, the Mergers. All dollar amounts are presented in thousands.

RBMG AND RBC UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AND STATEMENTS OF INCOME

     As of the close of business on December 31, 1996, RBC effected a spin-off of RPG through a distribution of RPG's common stock to RBC Stockholders. In order to present the historical pro forma results of RBC on a comparable basis to that of the three month period ended March 31, 1997, the unaudited pro forma condensed combined financial statements for the year ended December 31, 1996 include adjustments to RBC's historical financial data to give effect to the spin-off of RPG as if it occurred on January 1, 1996.

     The RBMG and RBC Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Income are prepared on the assumption that only the RBC Merger is consummated. The pro forma adjustments are summarized as follows:

     (1) To record payment of $1,500 of estimated deferrable acquisition costs, including investment banking, legal and other professional charges, expected to be incurred by RBMG in connection with the RBC Merger. Approximately $100 of such charges had been paid and deferred as a component of other assets as of March 31, 1997.

     (2) To adjust RBC's various assets and liabilities to estimated fair value, to eliminate existing RBC goodwill and other intangibles, to eliminate existing deferred organizational and other prepaid costs included in other assets and to record an offsetting equity adjustment.

RBC historical book value as of March 31, 1997..............  $ 81,927
Adjusted by the following:
  To adjust the investment in RBMG to estimated fair
     value..................................................    35,564
  To adjust lease receivables to estimated fair value.......     1,470
  To adjust mortgage servicing rights to estimated fair
     value..................................................     4,380
  To adjust the investment in unaffiliated company to
     estimated fair value...................................     2,300
  To eliminate existing RBC goodwill and other
     intangibles............................................    (3,007)
  To eliminate existing RBC deferred organization and other
     prepaid costs included in other assets.................      (518)
  To record deferred tax liabilities associated with
     adjusting RBC's various assets to fair value...........    (2,920)
                                                              --------
Fair value of RBC net assets acquired.......................   119,196
Purchase price..............................................   125,688
                                                              --------
Excess of purchase price over fair value of net assets
  acquired..................................................  $  6,492
                                                              ========

                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Estimated goodwill relating to the RBC Merger is based upon a purchase price of $125,688 which assumes the issuance of 9,397,238 shares of RBMG Common Stock in exchange for the outstanding RBC Common Stock. For purposes of the pro forma presentation, RBMG Common Stock was valued at $13.375 per share.

     (3) To eliminate RBC's investment in 7,397,238 shares of RBMG Common Stock at fair value. For purposes of pro forma presentation, RBMG Common Stock was valued at $13.375 per share.

     (4) To eliminate RBC's retained earnings and common stock accounts.

     (5) To capitalize at par value the issuance of 9,397,238 shares of RBMG Common Stock.

     (6) To adjust for amortization of goodwill and purchase price basis adjustments.

                                                            FOR THE YEAR      FOR THE THREE
                                                                ENDED          MONTHS ENDED
                                                          DECEMBER 31, 1996   MARCH 31, 1997
                                                          -----------------   --------------
    Amortization of basis adjustment to lease
      receivables over an estimated three year life.....       $  490             $ 122
    Amortization of basis adjustment to mortgage
      servicing rights over an estimated eight year
      life..............................................          548               137
    Amortization of new goodwill over an estimated 20
      year life.........................................          400               100
    Reversal of amortization expense recorded relating
      to pre-existing RBC goodwill......................         (264)              (50)
                                                              -------             -----
                                                               $1,174             $ 309
                                                              =======             =====

     (7) To eliminate RBC equity in undistributed earnings of RBMG, together with the allocable income tax expense.

     (8) To eliminate RBC's gain on sale of RBMG Common Stock, together with the allocable income tax expense.

     (9) To adjust pro forma salary and employee benefits expenses and related income tax expense for RBMG's contractual obligations to provide for annual bonuses to certain key employees in an amount aggregating 6.5% of pre-tax, pre-bonus net income. During the negotiations of the Mergers, the parties discussed possible changes to these compensation arrangements, but deferred resolution of these matters until after consummation of the Mergers. See "The WSI Merger -- Interests of Certain Persons in the WSI Merger."

RBMG AND WSI UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AND STATEMENTS OF INCOME

     The RBMG and WSI Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Income are prepared on the assumption that only the WSI Merger is consummated. The pro forma adjustments are summarized as follows.

     (10) To capitalize at par value the issuance and exchange of 16,315,778 shares of RBMG Common Stock for all the outstanding WSI Common Stock which includes 1,745,753 shares of RBMG Common Stock in exchange for the shares of WSI Class B Common Stock issued to Greenwich in connection with the partial exercise of the WSI Warrant immediately prior to consummation of the WSI Merger, and excludes 3,144,976 shares of RBMG Common Stock which would become potentially issuable pursuant to the conversion of the unexercised portion of the WSI Warrant. See "The WSI Merger -- Terms of the WSI Merger Agreement."

     (11) To adjust pro forma salary and employee benefits and related income tax expense for RBMG's contractual obligations to provide for annual bonuses to certain key employees in an amount aggregating 6.5% of pre-tax, pre-bonus net income. During the negotiations of the Mergers, the parties discussed possible changes to these compensation arrangements, but deferred resolution of these matters until after consummation of the Mergers. See "The WSI
Merger -- Interests of Certain Persons in the WSI Merger."

                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

RBMG AND RBC AND WSI UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AND STATEMENTS OF INCOME

     The RBMG and RBC and WSI Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Income are prepared on the assumption that both the RBC Merger and the WSI Merger are consummated. With the exception of the adjustment described below, the pro forma adjustments relating to the RBC Merger and the WSI Merger are identical to those previously presented under the headings "RBMG and RBC Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Income" and "RBMG and WSI Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Income" which should be referred to for further information concerning those adjustments.

     (12) To capitalize at par value the issuance and exchange of 17,962,834 shares of RBMG Common Stock for all the outstanding WSI Common Stock which includes 1,924,459 shares of RBMG Common Stock in exchange for the shares of WSI Class B Common Stock issued to Greenwich in connection with the partial exercise of the WSI Warrant immediately prior to consummation of the WSI Merger, and excludes 3,419,528 shares of RBMG Common Stock which would become potentially issuable pursuant to the conversion of the unexercised portion of the WSI Warrant. See "The WSI Merger -- Terms of the WSI Merger Agreement."

NOTE C.  EARNINGS CONSIDERATIONS RELATED TO THE RBC MERGER AND THE WSI MERGER

     It is expected that RBMG, or RBC or WSI, will incur charges related to the Mergers and to the assimilation of these entities into the RBMG organization. Anticipated charges include, but are not limited to, legal and accounting fees, financial advisory fees, consulting fees, and similar costs which normally arise from the consolidation of operational activities.

     Aggregate charges expected to arise from the RBC Merger have been preliminarily estimated to be in the range of $3,000 to $3,500, and aggregate charges expected to arise from the WSI Merger have been preliminarily estimated to be in the range of $5,000 to $5,500. Such charges have not been included in the unaudited pro forma condensed combined financial statements.

                                BUSINESS OF RBMG

     RBMG is a full-service residential mortgage company which originates and purchases loans through a network of approximately 897 correspondent lenders, 2,423 brokers and six retail offices at March 31, 1997. RBMG pools the mortgages it originates or purchases, creating mortgage-backed securities, and sells these securities to financial institutions throughout the United States. RBMG retains in its portfolio or sells to other approved servicers the mortgage servicing rights associated with the loans it originates or purchases. RBMG originates and services loans made to borrowers located in 48 states and the District of Columbia. RBMG was formed to acquire, own and operate the mortgage banking business of the banking subsidiaries of RBC, which operated under the name Resource Bancshares Mortgage Group, Inc. and commenced operations in May 1989. The mortgage banking business of these subsidiaries was transferred to RBMG in connection with an initial public offering of RBMG Common Stock in June 1993. As part of the initial public offering of RBMG Common Stock, RBC retained approximately 42% of the outstanding RBMG Common Stock.

                                BUSINESS OF RBC

GENERAL

     RBC was organized as a South Carolina corporation in 1986. RBC's current principal businesses are the origination, sale and servicing of small ticket equipment leases and of commercial mortgage loans. RBC now owns approximately 36.5% of the outstanding RBMG Common Stock. RBC also owns an 11% interest in Intek. As of December 31, 1996 and March 31, 1997, RBC had total consolidated assets of $140 million and $134 million, respectively, and stockholders' equity of $80 million and $82 million, respectively. RBC's principal executive offices are located at 1901 Main Street, Suite 650, Columbia, South Carolina, and its telephone number is (803) 799-2256.

SMALL TICKET EQUIPMENT LEASING BUSINESS

     General. RBC's small ticket equipment leasing business is operated through Republic Leasing. Republic Leasing originates, sells and services small ticket equipment leases.

     Lease Originations and Sales of Leases. Republic Leasing originates equipment leases using a network of independent lease brokers as the source of substantially all its new leases. All applications are transmitted from a broker to Republic Leasing. As part of the origination process, Republic Leasing performs various levels of credit analysis based on the type of equipment to be leased and the value of the lease.

     Leases originated by Republic Leasing generally have a lease value ranging from $3,000 to $250,000 and cover a variety of types of equipment, including manufacturing equipment, computer equipment, security equipment, office equipment, furniture, construction equipment and tools. As of March 31, 1997, the average lease size of Republic Leasing's lease portfolio was approximately $10,000 and there were only two leases with a current lease receivable in excess of $250,000.

     Republic Leasing does not purchase the equipment to be leased until it has received a noncancelable lease from a lessee and has determined that the lease meets its criteria for funding. Upon obtaining a signed lease and other required documentation, a Republic Leasing credit processor verifies directly with the lessee that all the items covered by the lease have been delivered and installed and are in working order to the lessee's satisfaction. Republic Leasing then initiates payment to the vendor of the equipment.

     Since inception, the majority of all leases generated by Republic Leasing have been full payout, noncancelable leases, where the minimum lease payments over the lease term cover the full cost of the equipment, installation, broker commissions and any related expenses plus an interest factor. The leases entered into by Republic Leasing normally require an initial amount due of between 3.0% and 10.0% of the cost of the equipment and fixed monthly payments over a term of one to five years. The terms and conditions of the equipment lease agreements used by Republic Leasing do not give a lessee the option to pay the lease out in full by remitting the discounted cash flow of payments or the net balance.

     In December 1994, Republic Leasing completed a lease securitization, which was accounted for as a financing and in 1995 several lease portfolios were sold to one investor. During 1996, Republic Leasing entered into an agreement with that investor to make available for sale a portion of Republic Leasing's lease originations on a flow basis.

     As of March 31, 1997, Republic Leasing was originating leases in 48 states through approximately 285 independent brokers.

     Lease Servicing. Republic Leasing services the lease portfolio owned by RBC, the lease portfolio owned by the two investors who have purchased leases from Republic Leasing and the lease portfolio held by the PSSFC Equipment Lease Trust 1994-3 (the "Trust"). The Trust is RBC's only lease securitization transaction. Under the terms of the lease servicing agreements, Republic Leasing is paid servicing fees based on the dollar amount of leases serviced. It is anticipated that the final lease securitization note secured by Trust assets will be paid in full on June 20, 1997 at which time the remaining leases will be transferred back to RBC.

     The servicing activities performed by Republic Leasing consist of customer service; billing and collections; lessee file maintenance; sales and property tax collection and remittance; accounting and management reporting and processing payments and late fees. As part of these servicing activities, Republic Leasing follows up with a lessee who is past due on its account and attempts to collect such amounts and, in the event the lessee fails to pay, may repossess the collateral and prepares daily, weekly and monthly reports which include information summarizing trial balances, past due amounts, new leases, leases that have been paid in full and the status of collateral.

COMMERCIAL MORTGAGE BANKING BUSINESS

     General. RBC operates its commercial mortgage banking business through Laureate Realty, a second tier wholly owned subsidiary of RBC. Laureate Realty was organized in September 1994 and during 1995 and 1996 it acquired commercial mortgage servicing rights in connection with its acquisitions of the assets and businesses of Mortgage Company of Indiana, Inc. (1995) and Camp & Company
(1996). As a commercial mortgage banker, Laureate Realty performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling and servicing commercial mortgage loans.

     Commercial Mortgage Loan Origination and Sale. As a full service commercial mortgage banker with offices in Alabama, Indiana, North Carolina, South Carolina, Tennessee and Virginia, Laureate Realty provides a wide range of real estate capital markets services to owners and developers of commercial real estate properties.

     The typical users of commercial real estate mortgage banking services are real estate developers, owners (as borrowers) and investor/lenders (as funding sources). Due to the more specialized nature of commercial mortgage lending and the smaller universe of lenders serving this market (in each case relative to the residential mortgage market), borrowers rely on commercial mortgage brokers and bankers to find competitive lenders, and these lenders (particularly insurance companies and pension plans, which do not generally have origination staffs located in multiple branches) rely on mortgage brokers and bankers to source potential borrowers. Lenders generally include banks, pension funds, insurance companies and conduits for commercial mortgage backed securities.

     In originating loans, Laureate Realty works closely with both the borrower and potential lenders from the time a loan prospect is first contacted through the application and proposal process and throughout the documentation of the loan to final funding. Laureate Realty typically performs extensive due diligence and market analysis for the lenders in this process.

     Laureate Realty principally targets developers and owners of higher-quality commercial and multifamily real estate properties. The loans originated by Laureate Realty generally are funded by institutional lenders, primarily insurance companies. RBC believes that Laureate Realty's relationship and credibility with its institutional lender network provide it with a competitive advantage in the commercial mortgage banking industry.

     Laureate Realty is also a member of the FHLMC's multifamily seller/servicer program in North Carolina, South Carolina, Tennessee and Arkansas and intends to expand into other states. Through this program, Laureate

Realty sells to FHLMC and services for FHLMC multifamily commercial mortgages. Laureate Realty also originates loans for several conduits sponsored by investment banks and capital market areas of commercial banks. In connection with FHLMC loans and the origination of loans for conduits, Laureate Realty may make representations and warranties covering title to the property, lien priority, environmental reviews and certain other matters. In the event of a breach of such a representation and warranty, Laureate Realty could be called upon to repurchase the loan.

     Laureate Realty generally earns a fee of between 50 and 100 basis points of the loan amount for originated or underwritten loans, plus certain additional processing fees.

     Commercial Mortgage Loan Servicing. Laureate Realty's business commenced in September 1994 and by January 1995 a number of investors had transferred commercial loan servicing portfolios totaling $554 million. Since that time, through acquisitions, loan originations and transfers by other investors the servicing portfolio has grown to $2.4 billion at March 31, 1997. At March 31, 1997, Laureate Realty was servicing 805 loans for 42 investors. At December 31, 1996 and March 31, 1997, Laureate Realty's commercial mortgage loan servicing rights had a carrying value of $1.7 million and $1.6 million, respectively. Currently, the primary source of Laureate Realty's commercial mortgage servicing business is the loans it originates or underwrites. The revenue stream from servicing contracts on commercial mortgages is relatively predictable as prepayment penalties in commercial mortgages discourage early loan payoffs.

     Commercial mortgage loan servicing involves collecting monthly mortgage payments, maintaining escrow accounts for the payment of property taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in the underlying mortgages, reporting to those investors on financial transactions related to such mortgages and generally administering the loans. The servicer also must cause properties to be inspected periodically, determine the adequacy of insurance coverage on each property, monitor delinquent accounts for payment and in cases of extreme delinquency, institute and complete either appropriate forbearance arrangements or foreclosure proceedings on behalf of investors. Servicing fees are generally based on the outstanding principal of loans serviced and range from 3% to 25%.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RBC

     The following discussion and analysis should be read in conjunction with the financial information and the consolidated financial statements of RBC (including the notes thereto) included in this Joint Proxy Statement/Prospectus.

BACKGROUND

     RBC was organized under the laws of the state of South Carolina in 1986. From 1987 until May 1, 1994, RBC was a bank holding company and operated its credit card and leasing operations as divisions of a bank subsidiary. Between 1989 and 1993, RBC also operated a residential mortgage banking business as a division of a bank subsidiary. On June 3, 1993, RBC transferred the assets and liabilities of its residential mortgage banking business to RBMG, a new wholly-owned subsidiary of RBC, and RBMG simultaneously sold 58% of its common stock in an initial public offering. Accordingly, immediately thereafter, RBC owned 42% of the outstanding RBMG Common Stock. In 1993 and 1994, RBC sold its retail banking assets, liabilities and operations (the "Retail Banking Business"), and during 1994, RBC ceased to be a bank holding company. In 1994, the credit card and leasing operations were contributed to new operating subsidiaries of RBC, Resource Processing Group, Inc. ("RPG") and Republic Leasing Company, Inc., respectively. Also during 1994, RBC formed Laureate Realty, its commercial mortgage loan subsidiary. During 1995 and 1996, Laureate Realty acquired two commercial mortgage banking operations and accounted for both transactions under the purchase method of accounting. On December 31, 1996, Republic Leasing Company, Inc. was merged into RBC which now operates as a division and as more fully described in Note 3 to RBC's consolidated financial statements, the common stock of RPG was distributed to the RBC Stockholders in a spin-off transaction (the "Spin-off").

     In March 1996, RBMG completed a common stock offering. In that offering, RBC purchased an additional 896,552 shares of RBMG Common Stock resulting in an in-substance sale of a portion of RBC's investment in RBMG. As a result of that transaction, a number of stock dividends and other stock issuances by RBMG, RBC owns 36.5% of the outstanding RBMG Common Stock as of the date of this Joint Proxy Statement/Prospectus.

     Subsequent to the Spin-off, RBC, including its subsidiaries, have engaged primarily in commercial small ticket equipment lease financing and servicing and commercial mortgage banking.

SMALL TICKET EQUIPMENT LEASING

     Substantially all of RBC's lease receivables are acquired from independent brokers who operate throughout the continental United States. The majority of the leases are commercial financing leases which do not provide for early payout and which contain "hell or high water" provisions (i.e., repayment is required without regard to the suitability, performance or condition of the leased equipment). In substantially all instances, the lessee obtains title to the equipment at the end of the lease by payment of either one dollar or a purchase option which is usually no more than ten percent of the original lease amount. The small ticket equipment leasing business has become increasingly competitive in the last 12 to 15 months as more financial institutions enter the leasing business in search of high yielding assets. As a result, the "all-in" leasing yield on RBC's new lease production has declined from prime plus 6.0% to 6.5% in 1994 to prime plus 4.5% to 5.0% in 1997.

     After steady growth in monthly lease production during 1994 and 1995, RBC's monthly lease production declined because several major lessors, with whom Republic Leasing competes, significantly lowered their interest rates and credit criteria. RBC was not willing either to suffer the margin compression or to take increased credit risks. As a result, RBC lost some of its market share. In the first quarter of 1997, RBC introduced a program to originate leases through community and bankers banks. Under this program, the bank is paid a referral fee for each lease originated for RBC's portfolio. Initial reception to the program has been good, and management believes that monthly lease production under the program will positively impact RBC's revenue during 1997.

                                                                            AT OR FOR THE THREE
                                              AT OR FOR THE YEAR ENDED          MONTHS ENDED
                                                    DECEMBER 31,                 MARCH 31,
                                            ----------------------------    --------------------
                                             1994       1995      1996        1996        1997
                                            -------   --------   -------    ---------   --------
                                                           (DOLLARS IN THOUSANDS)
Lease production during the period........  $75,505   $ 94,334   $63,284     $ 15,905    $10,532
Outstanding balance of leases owned by RBC
  at end of period (net of security
  deposits)...............................   88,066    106,181    51,113      108,012     43,089
Outstanding balance of leases serviced for
  third parties at end of period..........              29,249    78,747       27,592     81,921
REVENUES:
Interest income on leases.................    7,883     14,587    11,899        3,915      1,681
Gain on sale of leases....................               1,617     3,124           19        476
Servicing fees............................                 213       727          109        296

COMMERCIAL MORTGAGE BANKING

     RBC entered the commercial mortgage banking business in late 1994. At December 31, 1994, Laureate Realty was servicing $108 million of commercial mortgage loans for one investor. By December 31, 1995, servicing was increased to $1.5 billion for 30 investors. This increase resulted from the purchase of the business and assets of Mortgage Company of Indiana, Inc. ("MCII") in July 1995 which included the transfer of $503 million in servicing and $317 million of loan originations closed for investors. The servicing portfolio had an underlying principal balance of $2.3 billion, $1.5 billion and $2.4 billion at December 31, 1996 and March 31, 1996 and 1997, respectively. Part of the increase in the servicing portfolio during 1996 was attributable to the purchase of the business and assets of Camp & Company ("Camp") in July 1996, which included the transfer of $524 million in servicing, and $509 million of loan originations closed during the year 1996. Loan originations were $69 million and $76 million during the three months ended March 31, 1996 and 1997, respectively.

     Substantially all loans originated by Laureate Realty have been originated in the name of the investor, and in most cases, Laureate Realty has retained the right to service the loans under a servicing agreement with the investor. Initially, Laureate Realty originated loans primarily in North Carolina, South Carolina, Tennessee and Virginia and, with the two acquisitions, expanded to Indiana and Alabama. Origination fees are generally between 50 and 100 basis points of the loan amount, and Laureate Realty's average servicing rate is nine basis points. Most commercial mortgage loan servicing agreements are short-term, and retention of the servicing contract is dependent on maintaining investor relationships. Likewise, new loan originations are largely dependent on relationships with the developer.

                                                                              AT OR FOR THE THREE
                                           AT OR FOR THE YEAR ENDED              MONTHS ENDED
                                                 DECEMBER 31,                      MARCH 31,
                                      ----------------------------------    -----------------------
                                        1994        1995         1996          1996         1997
                                      --------   ----------   ----------    ----------   ----------
                                                         (DOLLARS IN THOUSANDS)
Commercial mortgage loan
  originations......................  $ 21,468   $  317,940   $  509,415    $   68,780   $   76,472
Outstanding balance of commercial
  mortgage loans serviced for third
  party investors at end of
  period............................   107,691    1,464,360    2,334,451     1,504,774    2,400,990
REVENUES:
Commercial mortgage loan origination
  fees                                     244        3,082        4,416           295          477
Servicing fees......................         9          801        1,781           360          562

INVESTMENT IN RBMG

     As more fully described in Notes 1, 2 and 8 to the consolidated financial statements of RBC, RBC accounts for its investment in RBMG under the equity method of accounting.

     The following table summarizes certain financial data regarding RBC's investment in RBMG:

                                                                       AT OR FOR THE THREE
                                         AT OR FOR THE YEAR ENDED          MONTHS ENDED
                                               DECEMBER 31,                 MARCH 31,
                                       ----------------------------    --------------------
                                        1994       1995      1996        1996        1997
                                       -------   --------   -------    ---------   --------
                                                      (DOLLARS IN THOUSANDS)
Equity in undistributed earnings of
  RBMG...............................  $ 7,510   $  5,885   $ 7,424     $  1,854    $ 1,775
Gain on equity offering by RBMG......                         2,456        2,456

CREDIT CARD OPERATIONS

     As more fully described in Note 3 of the consolidated financial statements of RBC, as of the close of business on December 31, 1996, RBC spun-off RPG, its credit card operation to the RBC Stockholders. Accordingly, the results of operations of RPG are included in the RBC operating results only through the date of the Spin-off, and RPG's assets and liabilities are excluded from RBC's balance sheet at December 31, 1996.

     The following table sets forth certain financial data regarding RPG while it was a part of RBC:

                                                                           AT OR FOR THE
                                           AT OR FOR THE YEAR ENDED      THREE MONTHS ENDED
                                                 DECEMBER 31,                MARCH 31,
                                        ------------------------------   ------------------
                                          1994       1995       1996            1996
                                        --------   --------   --------   ------------------
                                                      (AMOUNTS IN THOUSANDS)
Number of accounts serviced at end of
  period..............................       226        369        506             374
AVERAGE OUTSTANDING BALANCE OF
  ACCOUNTS SERVICED DURING PERIOD:
  Long-term agreements with clients...  $165,693   $267,298   $391,243        $365,639
  Short-term agreements, primarily
     with affiliates..................    22,591
Outstanding balance of accounts
  serviced at end of period...........   205,253    369,636    498,306         349,684
Number of accounts originated during
  period..............................       284        192        269              19
Revenues..............................  $ 23,140   $ 11,637   $ 18,424        $  3,087
Expenses (including taxes)............   (17,927)   (10,481)   (17,976)         (2,841)
                                        --------   --------   --------        --------
          Net income..................  $  5,213   $  1,156   $    448        $    246
                                        ========   ========   ========        ========

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 1997, COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

  Summary

     Total revenues of RBC were $6.4 million for the three months ended March 31, 1997 as compared to $11.3 million for the three months ended March 31, 1996. This $4.9 million, or 43%, decrease was primarily due to a $2.4 million non-recurring gain recognized in first quarter 1996 related to a secondary common stock offering by RBMG and $3.1 million of credit card revenues generated by RPG during first quarter 1996. These decreases were partially off-set by a $1.2 million gain realized in first quarter 1997 on the repurchase by Intek of 25% of RBC's investment in that company, a $490 thousand increase in lease and commercial mortgage loan servicing fees and origination fees and $457 thousand higher gains on the sale of leases during first quarter 1997 compared to the same period in 1996.

     As a consequence of the foregoing, pre-tax income decreased 38%, or $1.3 million, and net income decreased from $3.0 million to $1.9 million for the three months ended March 31, 1997 as compared to the three months ended March 31, 1996.

     The following sections discuss the components of RBC's results of operations in greater detail.

  Net Interest Income

     Net interest income was $1.5 million less during the three months ended March 31, 1997 than during the comparable period in 1996 primarily because of lower balances of lease receivables outstanding and related borrowings to finance such leases. For the three months ended March 31, 1996 and March 31, 1997, RBC originated $15.9 and $10.5 million of leases, respectively. The decrease in lease production was due primarily to several major competitors lowering their interest rates and credit criteria. As a result of the decrease in lease production as well as increased lease sales during 1996 and the first quarter 1997, average month-end lease balances declined from $107.1 million in first quarter 1996 to $46.1 million in first quarter 1997. During the same periods, the net yield on the lease portfolio decreased from 13.5% to 12.0%

  Net Gain on Sale of Leases

     During first quarter 1997, RBC sold $10.2 million of lease receivables compared to only $477 thousand during first quarter 1996. As a result, net gain on sale of leases increased from $19 thousand for the three months ended March 31, 1996 to $476 thousand for the three months ended March 31, 1997.

  Credit Card Fees

     As a result of the Spin-off, there were no credit card fees in first quarter 1997 compared to $3.1 million during the three months ended March 31, 1996.

  Servicing and Other Fees

     Servicing and other fees were $1.3 million during first quarter 1997, compared to $845 thousand for first quarter 1996, an increase of 58%. This increase is primarily related to a larger commercial mortgage loan servicing portfolio which increased approximately $896 million, or 60%, to $2.4 billion at March 31, 1997. The increased commercial mortgage loan serving portfolio includes the effect of the acquisition of Camp with the transfer of $524 million of servicing and loan originations of $517 million between March 31, 1996 and March 31, 1997.

     The following table summarizes servicing and other fees for the three months ended March 31, 1996 and 1997:

                                                              FOR THE THREE
                                                              MONTHS ENDED
                                                                MARCH 31,
                                                              -------------
                                                              1996    1997
                                                              ----   ------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Lease servicing fees........................................  $109   $  296
Commercial mortgage loan servicing fees.....................   360      562
Origination and other commercial mortgage loan fees.........   295      477
Other.......................................................    81
                                                              ----   ------
          Total servicing and other fees....................  $845   $1,335
                                                              ====   ======

                                                                   AT MARCH 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Lease servicing portfolio for third parties.................  $   27,592   $   81,921
Number of leases being serviced for third parties...........       1,464        5,490
Commercial mortgage loan servicing portfolio................  $1,504,774   $2,400,990
Number of commercial mortgage loans being serviced..........         561          805

  Other Income

     In third quarter 1996, RBC acquired 20,000 shares of preferred stock of Intek. In February 1997, Intek, in conjunction with a private equity offering, repurchased 5,000 of the shares owned by RBC, and RBC realized a gain of $1.2 million.

  Expenses

     Total expenses decreased from $7.8 million in first quarter 1996 to $4.2 million in first quarter 1997, a $3.6 million or 46% decline. The Spin-off contributed to $2.7 million of the decrease. First quarter 1996 salary and employee benefits expense included $779 thousand of phantom stock expense compared to $551 thousand in first quarter 1997. The latter was lower as a result of the termination of RBC's phantom stock plan. The provision for lease losses decreased $625 thousand, or 62%, primarily as a result of a decrease in the amount of leases owned by RBC. At March 31, 1996 and 1997, the reserve for lease losses was 2.0% and 2.9%, respectively, of net lease receivables and 2.1% and 3.3%, respectively, of net leases less security deposits.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Summary

     Total revenues of RBC were $47.6 million during 1996 compared to $34.5 million for the prior year. This improvement represented an across the board increase, except for a $1.8 million decrease in net interest income related primarily to lower balances of lease receivables outstanding and related debt because of increased lease sales in 1996. The increased revenues included a $2.4 million increase in lease and commercial mortgage loan servicing fees and origination fees, a $1.5 million increase in gains on the sale of leases, a $2.4 million gain related to a common stock offering by RBMG as discussed in Note 8 of the consolidated financial statements of RBC, a $1.5 million larger equity in undistributed earnings of RBMG and significantly higher credit card fees. During the same periods, operating expenses increased $13.1 million or 49%. Credit card operations accounted for 48% or $6.2 million of the increased expenses reflecting the additional cost necessary to support a greater level of credit card accounts serviced. In addition, in 1996 RPG recognized a $600 thousand valuation write-off on deferred costs as a result of reassessment of margins on credit card origination programs. Operating expenses related to the MCII mortgage loan operations were included for a full year in 1996 but only six months in 1995, and the Camp operations were included only during five months of 1996. In addition, during 1996 RBC incurred approximately $1.4 million of other nonrecurring expenses related to the Spin-off. Also in 1996, salary and employee benefits expense include a phantom stock expense increase of $2.8 million of which $1.9 million resulted from the Spin-off. In conjunction with the Spin-off, RBC was obligated to distribute to each holder of certain of its phantom stock units a dividend equivalent payment of one share of RPG stock for each phantom stock unit held on the record date times the December 31, 1996 value of a share of RPG stock.

     Net income for 1996 was $7.3 million, or 8% higher than net income in 1995.

     The following sections discuss the components of RBC's results of operations in greater detail.

  Net Interest Income

     Net interest income was $8.1 million in 1996, or 18% less than in 1995. This decrease reflects lower interest income and interest expense primarily as a result of the sale of $70.0 million of leases during 1996 as well as a reduction in the net yield of the lease portfolio and volume of lease production. Lease production in 1996 decreased $31 million, or 33.0%, primarily due to several major competitors significantly lowering their interest rates and credit criteria. During 1996, the average month-end outstanding balance of the lease portfolio was $82.9 million compared to $103.0 million during 1995. During the same periods, the net yield on the lease portfolio decreased from 13.3% during the year 1995 to 13.0% in 1996.

     Net interest income for 1996 was also decreased by $270 thousand of interest income due to repayment of short-term loans to RBMG.

  Net Gain on Sale of Leases

     The $1.5 million or 93% increase in gains on sale of leases in 1996 as compared to 1995 was primarily attributable to the sale of $70.0 million of leases during 1996 compared to the sale of $31.6 million of leases during 1995. However, the leases sold in 1995 were more seasoned and had a lower cost basis than those sold in 1996.

  Credit Card Fees

     Credit card fees were $18.4 million, or 59% higher in 1996 than they were in 1995. The $6.9 million increase resulted from a 39% increase in the average number of credit card accounts serviced by RPG during 1996 as compared to 1995 and a $124 million increase during 1996 in the average monthly balance of serviced accounts. During 1995 and 1996, approximately 41% and 71%, respectively, of RPG's revenues related to servicing which was priced as a percentage of the average balance of serviced accounts. A significant portion of RPG's revenue is derived under agreements which provide for more than one service. Whenever RPG cross-sells services, the price of the services specified may be expressed as a fee for all services to be provided ("bundled pricing") or as a separate price for each service. Servicing fees increased as a result of accounts originated prior to 1996 which were priced under a bundled pricing arrangement whereby the servicing fee increased beginning in 1996.

  Servicing and Other Fees

     Servicing and other fees were $6.9 million during 1996, compared to $4.6 million during 1995, an increase of 52%. Commercial mortgage servicing and origination fees accounted for $980 thousand and $1.3 million, respectively, of the increase. During 1996, the commercial mortgage loan servicing portfolio averaged $1.9 billion compared to $803 million during 1995 and included the effect of the servicing acquired as a result of the MCII and Camp acquisitions. During 1996, Laureate Realty originated $509 million of new commercial mortgage loans compared to $318 million during 1995.

     The following table summarizes servicing and other fees for the years ended December 31, 1995 and 1996:

                                                                  FOR THE
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
                                                                (DOLLARS IN
                                                                 THOUSANDS)
Lease servicing fees........................................  $  213    $  727
Commercial mortgage loan servicing fees.....................     801     1,781
Origination and other commercial mortgage loan fees.........   3,082     4,416
Other.......................................................     464
                                                              ------    ------
          Total servicing and other fees....................  $4,560    $6,924
                                                              ======    ======

                                                                   AT YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1995         1996
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Lease servicing portfolio for third parties.................  $   29,429   $   78,747
Number of leases being serviced for third parties...........       1,444        4,986
Commercial mortgage loan servicing portfolio................  $1,464,360   $2,334,451
Number of commercial mortgage loans being serviced..........         549          785

  Other Income

     Other income increased during 1996 compared to 1995, primarily related to net gains on the dispositions of leases and increased fees from the leasing operation.

  Expenses

     Operating expenses increased $13.1 million during 1996. The credit card operations accounted for $6.8 million of the increase, primarily related to the larger servicing portfolio and higher costs of originating accounts. Commercial mortgage banking operations accounted for $2.1 million of higher expenses in 1996 compared to 1995, of which 61% was personnel related. This increase included the effect of the growth in the commercial mortgage loan servicing portfolio, including $509 million of new originations in 1996 and the MCII and Camp acquisitions. Leasing operations and corporate overhead accounted for $786 thousand and $3.5 million, respectively, of increased expenses. Included in salary and employee benefits expense was a $2.8 million increase in phantom stock expense related to the Spin-off and increased earnings in 1996. The provision for lease losses decreased $594 thousand, or 20%, while the amount of outstanding leases owned by RBC decreased 62% which resulted from the sale of leases in 1996 and the classification of $14 million of leases held for sale. At December 31, 1996, the reserve for lease losses was 2.8% of net lease receivables and 3.1% of net leases less security deposits.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Summary

     In 1995, total revenues increased $16.8 million over the amounts for the year 1994. The primary factors contributing to the increase were the growth in the lease portfolio, the sale of leases in 1995 whereas none were sold in 1994, the larger commercial mortgage loan portfolio and originations, including the addition of the MCII business beginning in July 1995. However, these increases were more than off-set by the $11.5 million decrease in credit card revenues, the $12.4 million decrease in retail banking revenues and the non-recurring January and May 1994 sale of RBC's remaining retail banking operations and the decrease of $1.6 million in the equity in undistributed earnings of RBMG.

     The following sections discuss the components of RBC's results of operations in greater detail.

  Net Interest Income

     Net interest income during 1995 was $9.9 million as compared to $7.1 million for the prior year. This 40% increase was primarily attributable to the growth in the lease portfolio. Between December 31, 1994 and December 31, 1995, the outstanding lease portfolio grew from $92.4 million to $114.1 million and lease production grew from $75.5 million in 1994 to $94.3 million in 1995. To finance the increased production, RBC completed a $68 million public lease securitization at the end of 1994 which substantially freed-up its $75 million lease warehouse line to finance new lease production. The lease securitization was accounting for as a financing. Accordingly, the lease receivables and the debt are included in RBC's consolidated balance sheet and RBC continues to record interest income on the securitized leases and to record interest expense on the related borrowings.

     Net interest income for 1995 was also increased by $541 thousand of interest income from short-term loans to RBMG.

  Net Gain on Sale of Leases

     Prior to 1995, RBC originated leases solely to be held to maturity. However, during 1995, RBC sold a portion of its lease portfolio. Currently, RBC continues to service substantially all of the leases that it has originated including those sold to third parties. During 1995, RBC sold $31.6 million of leases and realized a $1.6 million gain.

  Credit Card Fees

     During 1995, credit card fees decreased significantly even though during the year there were increases in both the number and average outstanding balance of accounts being serviced. At December 31, 1995, RPG was servicing approximately 369,000 accounts, or 64% more accounts than it was servicing at December 31, 1994. During 1995, the average monthly balance of accounts being serviced increased $79.0 million, or 42% over the amount for 1994. During 1994, RPG had two highly successful marketing contracts. However, during 1995 there was a significant decline in the ratio of accounts originated to the number of offers made to consumers which resulted in a much lower profit margin on that business. In addition, beginning in 1995 certain revenues from marketing contracts were deferred and recognized in subsequent periods as transaction processing and program management services were performed.

  Servicing and Other Fees

     During mid-1994, RBC formed a commercial mortgage banking subsidiary. Experienced commercial mortgage bankers were hired to begin a commercial mortgage banking operation. Most of the key personnel were hired by September 1994, and by year-end, the operation had originated $21 million of commercial mortgage loans. In 1995, RBC also decided to sell a portion of its lease portfolio and, in conjunction with the sale, RBC retained the right to service the leases under a servicing agreement.

     The following table summarizes the servicing and other fees for the years ended December 31, 1994 and 1995:

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1994         1995
                                                              --------    ----------
                                                              (DOLLARS IN THOUSANDS)
Lease servicing fees........................................              $      213
Commercial mortgage loan servicing fees.....................                     801
Origination and other commercial mortgage loan fees.........  $    244         3,082
Other.......................................................       422           464
                                                              --------    ----------
          Total servicing and other fees....................  $    666    $    4,560
                                                              ========    ==========

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1994         1995
                                                              --------    ----------
                                                              (DOLLARS IN THOUSANDS)
Lease servicing portfolio for third parties.................              $   29,249
Number of leases being serviced for third parties...........                   1,444
Commercial mortgage loan servicing portfolio................  $107,691    $1,464,360
Number of commercial mortgage loans being serviced..........        44           549

  Other Income

     During 1995, other income from leasing operations increased $348 thousand, primarily related to net gains on the dispositions of leases and increased fees from the leasing operation. However, this increase was off-set by fees no longer received in 1995 due to the sale of the retail banking operations in 1994.

  Expenses

     During 1995, expenses decreased $4.6 million, or 17%, below 1994 amounts. This decrease included $4.6 million of 1994 expenses related to retail banking operations that were sold in 1994 and a decrease of $4.2 million of expenses related to the credit card operations. These decreases were partially off-set by $2.7 million of increased costs in 1995 related to the full year effect of the commencement of the commercial mortgage banking operation including its MCII acquisition, including $1.9 million of increased personnel costs. During 1995, personnel costs also increased $578 thousand in conjunction with the growth in the number and amount of leases under management (i.e., leases owned either by RBC or investors). The provision for lease losses increased $985 thousand, or 49%, while the amount of outstanding leases owned by RBC increased 21%. The increase in the provision expense reflected the required adjustment to the reserve for lease losses to maintain an adequate level of reserves. As a result of this adjustment, the reserve for lease losses was 2.0% of net lease receivables and 2.1% of net leases less security deposits at December 31, 1994 compared to 1.9% of net lease receivables and 2.1% of net leases less security deposits at December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     RBC's primary cash-flow requirement involves the funding of commercial small ticket equipment leases and commercial mortgage loan production which is met primarily through external borrowings. RBC has entered into a 364-day, $50 million revolving credit facility to provide interim financing for its leasing portfolio that expires in August 1997. The revolving credit facility contains various covenants requiring RBC to maintain a net worth of at least $40 million and a leverage ratio not to exceed 10:1 as well as "change of control" covenants. The provisions of the facility also restricts a certain subsidiary's ability to incur debt, encumber assets, other than as collateral for the facility, sell assets, merge, declare or pay any dividends or change its corporate by-laws or certificate of incorporation. The facility also contains various covenants regarding characteristics of the collateral and the performance of leases originated and serviced by RBC. In May 1997 this revolving credit facility was amended to reduce the facility commitment from $75 million to $50 million and to provide that RBC may borrow up to 82% of the aggregate eligible discounted lease receivable balance related to leases on which a first priority perfected security interest has been granted to the lender. Additionally, RBC has also entered into a 364-day, $14 million revolving warehouse credit facility with another financial institution. The warehouse facility generally provides interim financing between the time FHLMC multifamily conventional loans are closed and the delivery of the loans to FHLMC, the investor. In addition, RBC has obtained a 364-day, $2.5 million revolving working capital line of credit with the financial institution that provides the $14 million credit facility. Both of these facilities expire in August 1997, unless extended and include covenants requiring Laureate Realty to maintain liquid assets of $200 thousand and net worth of at least $1 million and RBC, guarantor of the lines, is required to maintain liquid assets of at least $3 million, a minimum net worth of $35 million and a ratio of total liabilities to net worth of not more than 2:1. In addition, RBC must not encumber $5 million of its investment in RBMG and there are restrictions on changes in ownership, control and management.

     Although management anticipates that RBC will be able to renew its various financing when they expire or find acceptable replacement financing on satisfactory terms, there can be no assurance that RBC will be able to do so. Failure to comply with the debt covenants specified could result in the loss of the related financing and a requirement to repay immediately the outstanding loan balance.

                    RBC COMMON STOCK OWNERSHIP BY MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

PRINCIPAL STOCKHOLDERS

     The following table sets forth as of May 31, 1997, the only stockholders which, to the knowledge of the management of RBC, are beneficial owners of five percent or more of the outstanding shares of RBC Voting Common Stock.

                                                          AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                 -------------------------------------------------------------------------------------------
                                                                                                  SHARES OF      PERCENT OF
                                                                                                     RBMG           RBMG
                                                    PERCENT OF      SHARES OF      PERCENT OF    COMMON STOCK   COMMON STOCK
                                                       TOTAL           RBMG           RBMG       BENEFICIALLY   BENEFICIALLY
                                                    RBC VOTING     COMMON STOCK   COMMON STOCK   OWNED AFTER    OWNED AFTER
                                    NUMBER OF      COMMON STOCK    BENEFICIALLY   BENEFICIALLY     THE RBC        THE RBC
                                    SHARES OF       OUTSTANDING    OWNED AFTER    OWNED AFTER     MERGER AND     MERGER AND
       NAME AND ADDRESS            RBC VOTING      PRIOR TO THE      THE RBC        THE RBC        THE WSI        THE WSI
      OF BENEFICIAL OWNER        COMMON STOCK(1)   RBC MERGER(2)      MERGER       MERGER(8)        MERGER       MERGER(8)
      -------------------        ---------------   -------------   ------------   ------------   ------------   ------------
APA Excelsior II L.P. and(1)...     1,199,147(3)       13.78%       1,295,391         5.82%       1,295,391         3.38%
APA Excelsior Venture
Capital Holdings (Jersey) Ltd.
  c/o Patricof & Co. Ventures,
    Inc.
  14th Floor
  445 Park Avenue
  New York, NY 10022
Union Carbide Pension Fund.....     1,199,147(4)       13.78%       1,295,391         5.82%       1,295,391         3.38%
  c/o Benefit Capital
  Management Corporation
  39 Old Ridgebury Road E-2
  Danbury, CT 06817-0001
Amelia Holdings Partners.......     1,199,147(5)       13.78%       1,295,391         5.82%       1,295,391         3.38%
  c/o Mr. Craig Huff
  43rd Floor
  153 East 53rd Street
  New York, NY 10022
Saugatuck Capital Company
  Limited Partnership II.......       726,667(6)        8.35%         784,989         3.53%         784,989         2.05%
  c/o Saugatuck Capital Company
  One Canterbury Green
  Stamford, CT 06901
SBSF First Sun Capital
  Group,.......................       700,515(7)        8.05%         756,738         3.40%         756,738         1.98%
a Connecticut Limited
Partnership, and SBSF First Sun
Capital Group II, L.P.
  c/o Spears, Benzak, Salomon &
    Farrell
  45 Rockefeller Plaza
  New York, NY 10111
Centennial Business Development
  Fund, Ltd....................       506,668           5.82%         547,333         2.46%         547,333         1.43%
  c/o Mr. Jeffrey Schutz
  1428 Fifteenth Street
  Denver, CO 80202
Allied Corporation Master
  Pension Trust................       383,334           4.41%         414,100         1.86%         414,100         1.08%
  c/o The Northern Trust
    Company
  Allied Signal Pension
    Investments
  101 Columbia Road
  Morristown, NJ 07962-1219

---------------

(1) RBC has 1,577,788 shares of RBC Non-Voting Common Stock outstanding. The RBC Non-Voting Common Stock has no voting rights (except as required by law, for example, in connection with the RBC Merger) but is structured to give its holders the same economic benefits as ownership of RBC Voting Common Stock. Each share is convertible into one share of RBC Voting Common Stock (subject to proportionate adjustment in the event of certain corporate transactions). Generally, the holders of shares of RBC Non-Voting Common Stock have the right to convert the shares into shares of RBC Voting Common Stock at any time if the conversion will not result in the holder owning directly or indirectly more than 9.9% of the outstanding RBC Voting Common Stock. In addition, all of the shares of RBC Non-Voting Common Stock will be converted automatically into shares of RBC Voting Common Stock in the event of (1) any sale, transfer or other disposition of all or substantially all of RBC's assets or the RBC Voting Common Stock; (2) a sale of all or substantially all of the RBC Voting Common Stock in any merger or consolidation of RBC in which RBC is not the surviving entity; (3) any merger or consolidation of RBC in which RBC is the surviving entity and all or substantially all of the RBC Voting Common Stock is converted into publicly traded securities of another corporation or into cash or other property; or (4) any dissolution or liquidation of RBC. Immediately prior to the RBC Effective Time, each share of RBC Non-Voting Common Stock will automatically convert into one share of RBC Voting Common Stock.
(2) Based on an aggregate of 8,699,033 shares of RBC Common Stock issued and outstanding as of May 31, 1997, including, for each Beneficial Owner, the number of shares of RBC Common Stock issuable upon conversion of shares of RBC Non-Voting Common Stock beneficially owned by such Beneficial Owner.
(3) Includes 509,780 shares issuable upon conversion of shares of RBC Non-Voting Common Stock beneficially owned by APA Excelsior II L.P. ("APA II") and APA Excelsior Venture Capital Holdings (Jersey Ltd. ("APA Jersey"), of which 407,824 shares are beneficially owned by APA II and 101,956 shares are beneficially owned by APA Jersey.
(4) Includes 509,780 shares issuable upon conversion of shares of RBC Non-Voting Common Stock beneficially owned by Union Carbide Pension Fund.
(5) Includes 509,780 shares issuable upon conversion of shares of RBC Non-Voting Common Stock beneficially owned by Amelia Holdings Partners.
(6) Includes 38,300 shares issuable upon conversion of shares of RBC Non-Voting Common Stock beneficially owned by Saugatuck Capital Company Limited Partnership II.
(7) Includes 11,148 shares issuable upon conversion of shares RBC Non-Voting Common Stock beneficially owned by SBSF First Sun Capital Group ("SBSF").
(8) Assumes that the WSI Warrant is not exercised prior to the WSI Effective Time and Greenwich is issued the RBMG Warrant.

STOCK OWNERSHIP OF RBC'S DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth as of May 31, 1997, the ownership of RBC Voting Common Stock by RBC's directors and executive officers. None of the directors or executive officers of RBC owns any shares of RBC Non-Voting Common Stock.

                                              AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                       ----------------------------------------------------------------------------------------
                                                                                     SHARES OF      PERCENT OF
                                                                                        RBMG           RBMG
                                        PERCENT OF     SHARES OF      PERCENT OF    COMMON STOCK   COMMON STOCK
                                        TOTAL RBC         RBMG           RBMG       BENEFICIALLY   BENEFICIALLY
                                          VOTING      COMMON STOCK   COMMON STOCK   OWNED AFTER    OWNED AFTER
                         NUMBER OF     COMMON STOCK   BENEFICIALLY   BENEFICIALLY     THE RBC        THE RBC
                       SHARES OF RBC   OUTSTANDING    OWNED AFTER    OWNED AFTER     MERGER AND     MERGER AND
                          VOTING       PRIOR TO THE     THE RBC        THE RBC        THE WSI        THE WSI
NAME                   COMMON STOCK     RBC MERGER       MERGER         MERGER         MERGER       MERGER(1)
----                   -------------   ------------   ------------   ------------   ------------   ------------
John C.
  Baker(2)(10).......         -0-           N/A           6,420            N/A          6,420              *
Stuart M.
  Cable(2)(10).......      42,725(3)          *          56,854              *         56,854              *
Ward H. Clegg, III...      42,540             *          45,954              *         45,954              *
Owen S.
  Crihfield(4).......         -0-           N/A             -0-            N/A            -0-              *
John W.
  Currie(2)(10)......      50,000             *          60,433              *         60,433              *
George Jenkins(5)....         -0-           N/A             -0-            N/A            -0-              *
Lock W. Ireland(10)..      78,366(6)          *          85,655              *         85,655              *
Edward J.
  Sebastian(7)(10)...     238,229(8)       3.35%        325,326              *        325,326              *
Michael T.
  Smith(10)..........      10,000             *          12,063              *         12,063              *
Lisa Bishop
  Tuckerman(9).......         -0-           N/A             -0-            N/A            -0-            N/A
Dwight Galloway......      18,332             *          19,803              *         19,803              *
H. Jackson Upchurch,
  Jr.................       3,507             *           3,788              *          3,788              *
Melissa A. Ard.......         104             *             112              *            112              *
All directors and
  executive officers
  as a group (13
  persons)...........     483,803          6.79%        616,408           2.77%       616,408           1.61%

---------------

  * Less than one percent
 (1) Assumes that the WSI Warrant is not exercised prior to the WSI Effective Time and Greenwich is issued the RBMG Warrant.
 (2) Also a director of RBMG.
 (3) Includes 34,000 shares held by Mr. Cable as trustee of a family trust. Mr. Cable is serving on the RBC Board as the nominee of his father, Austin L. Cable, who beneficially owns 34,000 shares of RBC Voting Common Stock. Together Stuart and Austin Cable beneficially own 76,725 shares of RBC Voting Common Stock as of May 31, 1997.
 (4) Mr. Crihfield is serving on the RBC Board as the nominee of Saugatuck Capital Company ("Saugatuck"). For information concerning the RBC Common Stock ownership of Saugatuck, see "RBC Common Stock Ownership by Management and Principal Stockholders -- Principal Stockholders," above.
 (5) Mr. Jenkins is serving on the RBC Board as the nominee of APA II and APA Jersey. For information concerning the RBC Common Stock ownership of APA II and APA Jersey, see "RBC Common Stock Ownership by Management and Principal Stockholders -- Principal Stockholders."
 (6) Includes 6,925 shares owned by members of Mr. Ireland's immediate family as to which he disclaims beneficial ownership.
 (7) Mr. Sebastian is also a director and executive officer of RBMG.
 (8) Includes 108,000 shares owned by members of Mr. Sebastian's immediate family as to which he disclaims beneficial ownership.

 (9) Ms. Tuckerman is serving on the RBC Board as the nominee of SBSF and SBSF
     II. For information concerning the RBC Common Stock ownership of SBSF and SBSF II, see "RBC Common Stock Ownership by Management and Principal Stockholders -- Principal Stockholders," above.
(10) Includes shares of RBMG Common Stock owned as of May 31, 1997 or subject to options for shares exercisable on May 31, 1997, or within 60 days thereafter in the following amounts: 6,420 shares for Mr. Baker, 10,700 shares for Mr. Cable, 6,420 shares for Mr. Currie, 1,000 shares for Mr. Ireland, 67,977 shares for Mr. Sebastian and 1,261 shares for Mr. Smith.

     The following table sets forth certain information concerning the annual and other compensation paid and accrued during calendar 1996 to Edward J. Sebastian, RBC's Chairman and Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                            OTHER
                                                                            ANNUAL       ALL OTHER
NAME AND PRINCIPAL POSITION                         SALARY     BONUS     COMPENSATION   COMPENSATION
---------------------------                        --------   --------   ------------   ------------
Edward J. Sebastian..............................  $141,790   $       (1)   $36,646(2)        N/A
  President and Chief Executive Officer

---------------

(1) The 1996 bonus for Mr. Sebastian has not been determined at this time.
(2) Includes supplemental life insurance policy including 25% gross-up for income taxes.

                                BUSINESS OF WSI

     WSI is a specialty mortgage finance company engaged in the business of purchasing, originating, selling and securitizing non-conforming mortgage loans secured by one-to-four family residences. Substantially all of WSI's mortgage loans are secured by first mortgage liens. WSI generally focuses on lending to individuals who have impaired or limited credit histories or unverifiable income, and makes loans to these borrowers to finance the purchase of a home, to consolidate debt, to finance home improvements and to pay for education.

     Substantially all of WSI's mortgage loan production is purchased through its wholesale division which consists of a branch network of 10 sales offices, two of which are located in each of California and Indiana and one in each of Illinois, Maryland, Michigan, Massachusetts, New Jersey and Ohio. The sales offices are staffed with approximately 40 account executives who have developed relationships with a network of over 1,600 correspondent lenders who originate mortgage loans in over 40 states. During the nine-month period ended December 31, 1996, and the three months ended March 31, 1997, 95% and 94%, respectively, of WSI's total loan production was acquired through its Wholesale Division. The balance of WSI's loan production was originated through its retail division. This division operates from WSI's New Jersey corporate headquarters and originates non-conforming loans through a referral network of local real estate brokers, lawyers and accountants.

     WSI was formed in March 1996 as a Delaware corporation to acquire each of GF Mortgage Corp. (subsequently renamed Walsh Securities, Inc.), the predecessor to WSI's non-conforming mortgage loan operations, and GF Property Corp. (subsequently renamed Walsh Property, Inc.) (collectively, the "Predecessors") from Gruntal Financial Corp., Inc. ("Gruntal"). Gruntal is the parent of an operating subsidiary Gruntal & Co., which is a retail broker/dealer primarily involved in trading public and private debt and equity securities on behalf of retail clients. GF Mortgage Corp. commenced operations in June 1993 as a wholly owned subsidiary of Gruntal, was managed by a team of executives led by Robert
C. Walsh, the President and principal stockholder of WSI, and began its current business of purchasing, originating, selling and securitizing non-conforming mortgage loans in 1994. WSI also maintains a portfolio of distressed commercial real estate loans and foreclosed properties acquired by GF Mortgage Corp. prior to engaging in its current residential mortgage loan operations. GF Property Corp. was organized in June 1993 as a special purpose, wholly owned subsidiary of Gruntal to own certain residential and commercial properties comprising a portion of GF Mortgage Corp.'s commercial real estate portfolio and acquired through foreclosure by GF Mortgage Corp. The combined operations of GF Mortgage Corp. and GF Property Corp. represent the predecessor reporting entity of WSI.

     In connection with its acquisition of the Predecessors from Gruntal, WSI established and has maintained a relationship with Greenwich and an affiliate. As part of this relationship, Greenwich or its affiliate has provided warehouse and term credit facilities to WSI and has acted as placement agent and underwriter in connection with a securitization of WSI's loans.

LOAN ORIGINATIONS AND PURCHASES

  Wholesale Division

     Through its wholesale division ("Wholesale Division"), WSI targets independent mortgage bankers who (i) engage primarily in the business of originating and closing in their own name conforming loans for sale to conforming loan purchasers, (ii) originate, or have the opportunity to originate, some non-conforming loans for sale to non-conforming loan purchasers and (iii) derive a substantial portion of their income from fees paid by conforming loan borrowers (rather than premiums on the sale of loans) ("Conforming Mortgage Bankers").

     Licensed mortgage bankers act as intermediaries between borrowers and WSI to sell to WSI mortgage loans which the mortgage banker has originated, processed, closed and funded in its own name in conformity with WSI's underwriting standards and for which WSI provides funding at closing. WSI is seeking to expand its Wholesale Division by forming new relationships with Conforming Mortgage Bankers in WSI's current and certain other regional markets, selective geographic expansion of regional sales offices, continued emphasis on customer service and maintaining the reduced cost of loan purchases so as to optimize gain on loan sales. WSI typically enters a desired market by hiring sales representatives who have a demonstrated history of originating high-quality, non-conforming mortgage loans in that market area. WSI's strategy is to limit the number of sales offices and personnel needed to generate and effectively process and underwrite loans. As a result, WSI typically opens a sales office only after a minimum level of loan volume is achieved in a new market.

     Prior to approving an independent mortgage banker as a seller of loans to WSI, WSI performs an investigation of, among other things, the mortgage banker's lending operations, if it is licensed or registered, and the performance of its previously originated loans. WSI also requires that each mortgage banker remain current on all licenses required by federal and state law and regulations. Upon completion of its due diligence, WSI typically enters into standard form agreements with the mortgage bankers pursuant to which they may sell and WSI may buy non-conforming mortgage loans approved by WSI, and for WSI to provide funding for such loans at closing. None of such mortgage bankers, however, is contractually obligated to continue to do business with WSI.

     WSI's network of independent mortgage bankers sell their non-conforming loans to WSI generally on an individual flow basis. When selling on a flow basis, a mortgage banker will typically seek a preapproval from WSI prior to closing the loan, and WSI will conditionally approve the loan based on a partial or full credit package, stipulating for any items needed to complete the package in adherence to WSI's underwriting guidelines. As independent mortgage bankers may submit loan applications to several prospective lenders simultaneously, WSI emphasizes personal service to the mortgage banker by having loan processors follow the loan application through the application and closing process, including the collection of all information necessary to meet underwriting conditions and requirements.

  Retail Division

     In addition to purchasing loans through its Wholesale Division, WSI originates loans directly through its New Jersey-based retail division ("Retail Division") which are secured by one-to four-family residential properties located in New Jersey. Through its relationships with New Jersey-based real estate brokers, attorneys and accountants, WSI originates and processes loans from the loan application process (including compliance with federal and state disclosure requirements) through funding.

     The following table highlights certain selected information relating to the aggregate originations and purchases of loans by WSI's Wholesale and Retail Divisions during the periods shown.

                                                                                      FOR THE
                                                                                       THREE
                                                                                      MONTHS
                                                              FOR THE YEAR ENDED       ENDED
                                                                 DECEMBER 31,        MARCH 31,
                                                             --------------------    ---------
                                                               1995        1996        1997
                                                             --------    --------    ---------
                                                                  (DOLLARS IN THOUSANDS)
Total loans purchased or originated........................  $299,500    $660,074     $242,435
  Fixed rate loans.........................................      41.3%       59.6%        37.4%
  Adjustable rate loans....................................      58.7        40.4         62.6
Average principal balance per loan(1)......................  $   99.8    $   69.4     $   71.8
Percent of first mortgage loans............................     96.09%       97.9%        98.1%
Weighted average interest rate.............................     10.60       11.64        11.40
Weighted average initial loan-to-value ratio(2)............     72.12       72.71        74.17
Loan fees as a percentage of loan principal amount.........       .21         .89          .79
Average cost of loan purchase or origination...............     101.3       100.7        100.7

---------------

(1) The decrease in the average principal balance per loan over the period shown was primarily due to the expansion of WSI's Wholesale Division outside of New Jersey and the purchase of loans from the expanded branch offices located in states where real estate values are significantly lower.
(2) The loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the appraised value of the mortgaged property at origination and the purchase price of the mortgaged property. The loan-to-value ratio of a loan secured by a second mortgage is determined by taking the sum of the loans secured by the first and second mortgages and dividing by the appraised value of the mortgaged property at origination.

  Geographic Distribution of Loans

     Although WSI has purchased or originated loans in 46 states, it has historically concentrated its business in New Jersey, the location of its corporate headquarters. While this concentration has declined, New Jersey contributed approximately 42% and 31% of WSI's total loan purchase and origination volume for the years ended December 31, 1995, and 1996, respectively, and 24% for the three months ended March 31, 1997. WSI intends to expand and geographically diversify its loan purchase and origination activities by continuing its focus on customer service, expanding its network of Conforming Mortgage Bankers and selectively expanding its regional sales offices.

     The following table shows the geographic distribution of loan purchases and originations for the periods indicated (in thousands).

                                                               YEAR ENDED           THREE MONTHS ENDED
                                                           DECEMBER 31, 1996          MARCH 31, 1997
                                                         ----------------------   ----------------------
                                                         AMOUNT OF   PERCENT OF   AMOUNT OF   PERCENT OF
                                                           LOANS       TOTAL        LOANS       TOTAL
                                                         ---------   ----------   ---------   ----------
New Jersey.............................................  $203,290       30.80%    $ 58,837       24.27%
Michigan...............................................    98,332       14.91       48,921       20.18
Ohio...................................................    95,819       14.53       27,239       11.24
Indiana................................................    75,276       11.40       18,748        7.73
Illinois...............................................    11,361        1.72       12,730        5.25
California.............................................    27,416        4.15       17,720        7.31
Maryland...............................................    10,125        1.53        8,832        3.64
Massachusetts..........................................    34,111        5.17        8,097        3.34
New York...............................................    26,149        3.96        8,083        3.33
Connecticut............................................    15,497        2.35        5,680        2.34
All other states.......................................    62,698        9.48       27,548       11.37
                                                         --------      ------     --------      ------
          Total........................................  $660,074      100.00%    $242,435      100.00%
                                                         ========      ======     ========      ======

LOAN UNDERWRITING

  Wholesale Division

     WSI's underwriting guidelines are provided to all mortgage bankers prior to accepting any loan applications. Upon receipt of a loan application from a mortgage banker, WSI's underwriting staff reviews the applicant's credit history and based on the information contained in the application as well as reports available from credit reporting bureaus, determines if the credit history meets WSI's underwriting guidelines and, based on this review, assigns a preliminary "rating" to the application ("A" through "D," with subratings within those categories) according to certain characteristics including collateral, loan size, debt ratio, loan-to-value ratio and term of the loan. Loan applicants with less favorable credit ratings generally are offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings. The proposed terms of the loan are then communicated to the mortgage banker responsible for the application who in turn discusses the proposal with the loan applicant. If the applicant accepts the proposed terms, the mortgage banker will execute a commitment letter and a mortgage processor will directly contact the mortgage banker to gather additional information necessary for the closing, funding and purchase of the loan.

     All loan applications require an appraisal of the collateral property prior to closing the loan. Only company-approved independent, licensed appraisers are used for appraisals. WSI approves appraisers based upon a review of sample appraisals, professional experience, education and membership in relevant professional organizations, and by contacting clients of the appraiser and reviewing the appraiser's experience with the particular types of properties that secure WSI's loans. Second appraisals are obtained by WSI where the loan amount exceeds a designated amount or in the case of lower rated credits. Certain of WSI's branch sales offices have appraisers on staff.

     Verification of personal financial information and credit history is also required prior to closing a loan. Generally, loan applicants are required to have two years of employment with their current employer or two years of similar business experience. The decision to commit to the purchase of a loan from a mortgage banker is based on the value of the offered collateral, the applicant's creditworthiness and WSI's perception of the applicant's ability to repay the loan. Assessment of the applicant's ability to repay the loan is one of the principal elements in distinguishing WSI's lending specialty from methods employed by conventional mortgage lenders, such as thrift institutions and commercial banks. Most lenders utilize debt ratios (the borrower's average monthly expenses for debts, including fixed monthly expenses for housing, taxes and installment debt, as a percentage of gross monthly income), payment history on existing indebtedness and the combined loan-to-value ratio (combined loan amounts as a percentage of collateral value). As opposed to relying on existing software packages to rate an applicant for a loan approval, WSI employs experienced non-conforming mortgage loan credit underwriters to scrutinize the applicant's credit profile and to evaluate whether an impaired credit history is the result of a previous adverse circumstance (for example, divorce, family illness or temporary job loss) or a continuing inability or unwillingness to meet credit obligations in a timely manner.

     Upon completion of the underwriting process, the closing of the loan is scheduled with a closing attorney or settlement agent in accordance with WSI's closing procedures. A mortgage closer is assigned by WSI to each loan to prepare the loan documents, to review title, to insure compliance with underwriting conditions and to coordinate closing of the loan with and issue instructions to the closing attorney or settlement agent.

  Retail Division

     WSI follows the loan underwriting guidelines employed in its Wholesale Division in the origination of loans in its retail division. The same classification of credit, exceptions, processing and closing procedures apply to mortgages originated through WSI's retail division. However, in addition to such procedures WSI is obligated to, and does, make all necessary federal and state disclosures to the borrower and complies with statutory regulations and rules governing mortgage lending.

LOAN PRODUCTION BY BORROWER RISK CLASSIFICATION

     The following table reflects WSI's loan production by borrower risk category for the year ended December 31, 1996 and three months ended March 31, 1997.

                               YEAR ENDED DECEMBER 31, 1996           THREE MONTHS ENDED MARCH 31, 1997
                          --------------------------------------    --------------------------------------
                                            WEIGHTED    WEIGHTED                      WEIGHTED    WEIGHTED
                               LOAN         AVERAGE     AVERAGE          LOAN         AVERAGE     AVERAGE
CREDIT RATING                 AMOUNT         COUPON       LTV           AMOUNT         COUPON       LTV
-------------             --------------    --------    --------    --------------    --------    --------
                          (IN THOUSANDS)                            (IN THOUSANDS)
A.......................     $ 65,223         10.00%      81.41%       $ 18,894         10.21%      79.75%
A-......................      278,197         10.90       75.60         117,345         10.83       76.89
B.......................      110,840         11.32       73.18          32,146         11.06       73.68
B-......................       53,421         12.06       68.99          23,338         11.81       71.49
C.......................       72,565         13.30       67.17          23,932         13.15       67.28
C-......................       13,516         13.67       64.93           8,063         13.44       67.19
D.......................       66,312         14.28       61.92          18,717         13.69       63.54
                             --------        ------      ------        --------        ------      ------
          Total.........     $660,074         11.64%      72.71%       $242,435         11.45%      73.83%
                             ========        ======      ======        ========        ======      ======

FINANCING AND SALE OF LOANS

     WSI finances the purchase and origination of loans with borrowings under a warehouse line of credit facility, two gestation credit facilities and internally generated cash flows. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations of WSI -- Liquidity and Capital Resources"). Prior to September 1996, all of WSI's loan sales had been completed on a whole loan basis to institutional purchasers for a premium, representing a cash payment in excess of the par value of the loans. During mid-1996, WSI adopted a loan sales strategy which focuses on selling loans through securitization. In implementing this strategy, WSI completed a securitization of $113.9 million of loans in September 1996 and three private securitization transactions aggregating $333.7 million in loans during the quarter ended March 31, 1997 all through private offerings. WSI anticipates selling loans through public and private securitizations on a regular basis in the future. While emphasizing loan sales through securitization, WSI's loan sale strategy will continue to involve the sale of loans on a whole loan basis. Management believes that this dual loan sale strategy allows WSI to diversify funding sources, thereby enhancing its gain on sale revenues in view of existing market conditions and WSI's cash flow position and anticipated cash requirements.

LOAN SERVICING AND COLLECTIONS

     Servicing. WSI currently purchases or originates all mortgage loans on a servicing released basis, thereby acquiring the servicing rights on such mortgage loans (which rights are transferred to the purchaser upon the sale of the loans through a whole loan sale or to a third party servicer through securitization). WSI uses third-party servicers to mitigate the overhead, administrative and other fixed costs associated with servicing its loans. Prior to September 1996, Financial Mortgage Services ("FMS") serviced all of WSI's mortgage loans. In September 1996, WSI contracted with Temple-Inland to perform such servicing functions for the loans included in its first securitization completed in September 1996. In April 1997, Temple-Inland was retained by WSI to provide all loan servicing and collection functions.

     Pursuant to tri-party pooling and servicing agreements, WSI has sold the loan servicing rights relating to the loans included in its loan sales through securitization completed in September 1996 and the first quarter of 1997 to Temple-Inland (collectively, the "Servicing Agreement"). Servicing includes collecting and remitting loan payments, making required advances, investor reporting, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance, if applicable, making required inspections of the mortgaged property, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with WSI's foreclosure guidelines.

     Delinquencies and Foreclosures. Loans purchased or originated by WSI are secured by mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Regulation and practices regarding the liquidation of properties (e.g., foreclosure) and the rights of the mortgagor in default vary greatly from state to state. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale and is subject to various notice and filing requirements. If foreclosure is effected by judicial action, as is the case in New York and Illinois, for example, the foreclosure proceedings may take an extended period of time, often exceeding one year.

     Although foreclosure sales are typically public sales, third-party purchasers rarely bid in excess of the lender's lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier's check. Thus, the foreclosing lender often purchases the property from the trustee or referee for an amount equal to the sum of the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure. Depending on market conditions, the ultimate proceeds of the sale may not equal the lender's investment in the property.

     Prior to completing its first securitization in September 1996, all loan sales by WSI were made on a whole-loan basis, resulting in the transfer of the attendant loan servicing rights to the purchasers of such loans. Mortgage loans comprising a portfolio sold in the secondary market on a whole-loan basis to institutional purchasers are generally recently originated and outstanding for a relatively short period of time prior to sale, after which WSI is unable to determine with any degree of accuracy the delinquency, foreclosure or loss rates on such loans. Similarly, the loans securitized and sold by WSI in its first securitization in September 1996 and in the three securitization transactions completed in the quarter ended March 31, 1997, generally are recently originated or purchased loans and, as a result, any delinquency, foreclosure or loss information to date relating to such loans is not believed by WSI to be indicative of results to be experienced in the future. As WSI continues its strategy of securitizing the majority of its loan origination and purchase volume in the future, WSI will have available more meaningful data concerning the rates of delinquency, foreclosure and loss on its loan servicing portfolio.

     The following table sets forth information relating to the delinquency and loss experience for (i) loans held for sale as of March 31, 1997 and (ii) loans securitized by WSI in its first securitization in September 1996 and in the three securitization transactions completed in the quarter ended March 31, 1997.

                                                                AT MARCH 31, 1997(1)(2)
                                                              ---------------------------
                                                                  LOAN
                                                                 AMOUNT       % OF LOANS
                                                              ------------   ------------
Currents loans..............................................  $476,761,501       94.8
30-59 days delinquent.......................................    12,179,861        2.4
60-89 days delinquent.......................................     5,143,760        1.0
90 days or more delinquent..................................     8,841,915        1.8
                                                              ------------       ----
Total loans held for sale and securitized...................  $502,927,037        100%
                                                              ============       ====
          Net losses on liquidated loans....................  $          0
                                                              ============

---------------

(1) The above table does not include delinquency and loss experience information for loans sales made on a whole-loan basis. Since such sales result in the transfer of the attendant loan servicing rights to the purchasers of such loans, WSI is unable to determine with any degree of accuracy the delinquency, foreclosure or loss rates on such loans.
(2) The above table does not include delinquency and loss experience information for WSI's portfolio of distressed commercial real estate loans and foreclosed properties, which are in the process of being liquidated by WSI.

     As of March 31, 1997, non-accrual mortgage loans held for sale were $17.6 million.

MARKETING

     WSI focuses its marketing efforts on sources of loan purchases or originations, as opposed to individual borrowers, through its account executives who seek to establish and maintain WSI's relationships with its principal sources of loan purchases or originations, the Conforming Mortgage Bankers. Through its focus on sources of purchases or originations as opposed to loan applicants, WSI avoids the high fixed costs associated with a large network of retail offices and retail advertising.

     WSI's account executives provide various levels of information and/or assistance to WSI's network of independent mortgage bankers depending on the sophistication and resources of the particular customer and are primarily responsible for maintaining WSI's relationships with its sources of loan originations. The account executives endeavor to increase the volume of loan originations from independent mortgage bankers located within their assigned geographic territory through, among other actions, visits to customer offices and attendance at trade shows, as well as advertisements in trade magazines. These account executives also provide WSI with information relating to customers, competitive products and pricing and new market entrants, all of which assist WSI in refining its programs and its classifications of borrowers in order to meet competitive needs. The account executives are compensated with a variety of salary and commission structures which relate in part to the volume of loans that are originated or purchased as a result of their efforts.

WALSH PROPERTY, INC.

     Prior to its acquisition by WSI in April 1996, GF Property Corp. (predecessor to Walsh Property, Inc.) was operated by Gruntal to own certain residential and commercial properties acquired through foreclosure by GF Mortgage Corp. (predecessor to Walsh Securities, Inc.). Ownership of such properties was acquired by GF Property Corp. from GF Mortgage Corp.'s portfolio of distressed commercial real estate loans and foreclosed properties acquired by GF Mortgage Corp. prior to engaging in its current residential non-conforming loan operations. Walsh Property, Inc., exclusive of its ownership of such properties, has no other business operations. As of March 31, 1997, the recorded value of the residential and commercial properties owned by Walsh Properties, Inc. was $1,000,000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WSI

     The following discussion should be read in conjunction with the WSI Selected Historical Consolidated Financial Data and WSI's Consolidated Financial Statements and Notes thereto and the other financial data included elsewhere in this Joint Proxy Statement/Prospectus. The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. WSI's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Joint Proxy Statement/Prospectus.

     Walsh Securities, Inc. (formerly known as GF Mortgage Corp.), commenced operations in June 1993 in an unrelated business as a wholly owned subsidiary of Gruntal Financial Corp., during which time Robert C. Walsh, Chairman and Chief Executive Officer of WSI, served as Managing Director. Walsh Securities, Inc. began its current business of purchasing, originating, selling and securitizing non-conforming mortgage loans secured by liens on one-to-four family residential properties in 1994. Walsh Property, Inc. (formerly known as GF Property Corp.) was organized in June 1993 to own certain residential and commercial properties acquired through foreclosure by GF Mortgage Corp.

GENERAL

     Overview. WSI is a specialty mortgage finance company that, through its wholly owned subsidiary Walsh Securities, Inc., is engaged in the business of purchasing, originating, selling and securitizing non-conforming mortgage loans secured by one-to-four family residences. WSI generally focuses on lending to individuals who have impaired or limited credit histories or unverifiable income, and WSI makes loans to these borrowers to finance the purchase of a home, to consolidate debt, to finance home improvements and to pay for education. WSI purchases loans through its Wholesale Division and originates loans through its Retail Division.

     Leveraged Buyout Transaction. WSI was formed in March 1996 and effective as of April 1, 1996, purchased the capital stock of each of GF Mortgage Corp. and GF Property Corp., the predecessor entities to Walsh Securities, Inc. and Walsh Property, Inc., respectively, in a leveraged buyout transaction. For accounting purposes, the transactions were accounted for under the "purchase" method of accounting and, accordingly, the assets purchased and liabilities assumed were adjusted to their respective fair values at the date of acquisition, and the excess of net assets acquired of $4.1 million has been recorded as goodwill and is being amortized on a straight-line basis over 10 years.

     Recent Growth. WSI has experienced recent and rapid growth. WSI expanded its branch offices from six at March 31, 1996 to 10 at March 31, 1997 and increased its network of independent mortgage bankers from approximately 700 at March 31, 1996 to approximately 1,600 at March 31, 1997. WSI has also experienced substantial growth in the volume of loans it purchases and originates. Loan purchases and originations increased $360.5 million or 120% to $660 million in the fiscal year ended December 31, 1996, as compared to $299.5 million in the fiscal year ended December 31, 1995. Similarly, loan purchase and origination volume increased $119.2 million or 96.7% to $242 million in the quarter ended March 31, 1997, as compared to $123.2 million in the comparable period in 1996.

     Loan Sale Strategy. Prior to September 1996, all of WSI's loan sales had been completed on a whole loan basis to institutional purchasers for a premium, representing a cash payment in excess of the par value of the loans (par value being the unpaid principal balance of the loan amount). During mid-1996, WSI adopted a loan sale strategy which contemplates the sale of a substantial percentage of loan production through securitization. In implementing this strategy, WSI completed a securitization through a private offering in September 1996. In addition, WSI completed three private securitization transactions during the quarter ended March 31, 1997. WSI anticipates selling loans through public and private securitizations on a regular basis in the future. While WSI's loan sale strategy will continue to involve the sale of loans on a whole loan basis, its emphasis in the future will be on loan sales through securitization.

     WSI's recent and rapid growth, shift in loan sale strategy, and the leveraged buyout transaction may have a distortive impact on certain of WSI's ratios and financial statistics and makes period-to-period comparisons difficult. In light of these factors, historical performance of WSI's revenues and earnings may be of limited relevance in predicting future performance. Furthermore, WSI's financial statistics may not be indicative of WSI's results in future periods. Any credit or other problems associated with the increased number of loans recently purchased or originated may not become apparent until sometime in the future.

RESULTS OF OPERATIONS

     The following table summarizes the results of operations of WSI for the three months ended March 31, 1997 and the nine months ended December 31, 1996 and the results of operations of the Predecessors for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994.

                                                   PREDECESSORS                              WSI
                                    ------------------------------------------   ---------------------------
                                                                  THREE MONTHS   NINE MONTHS    THREE MONTHS
                                     YEAR ENDED     YEAR ENDED       ENDED          ENDED          ENDED
                                    DECEMBER 31,   DECEMBER 31,    MARCH 31,     DECEMBER 31,    MARCH 31,
                                        1994           1995           1996         1996(1)          1997
                                    ------------   ------------   ------------   ------------   ------------
                                                  (IN THOUSANDS)                       (IN THOUSANDS)
Revenues:
  Gain on sale of loans...........    $ 7,563        $ 8,940         $2,632        $21,563        $33,879
  Interest income.................      2,561          5,340          2,490         13,235          3,713
  Fee income......................         --            798          1,120          5,256          1,920
                                      -------        -------         ------        -------        -------
          Total income............     10,124         15,078          6,242         40,054         39,512
                                      -------        -------         ------        -------        -------
Expenses:
  Interest expense................      2,478          4,386          1,965         10,161          3,436
  Compensation and benefits.......      4,541          4,585          2,225          8,757          3,192
  General, administrative and
     other........................      2,471          2,754          1,758          6,237          2,222
                                      -------        -------         ------        -------        -------
          Total expenses..........      9,490         11,725          5,948         25,155          8,850
                                      -------        -------         ------        -------        -------
          Income before income
            taxes.................        634          3,353            294         14,899         30,662
Income tax expense................        259          1,291            135          6,700         12,282
                                      -------        -------         ------        -------        -------
          Net income..............    $   375        $ 2,062         $  159        $ 8,199        $18,380
                                      =======        =======         ======        =======        =======

---------------

(1) As previously indicated WSI was formed in March 1996 to acquire the capital stock of the Predecessors, in a leveraged buyout transaction which was accounted for using the purchase method of accounting. In connection with the acquisition, the assets of WSI were increased by $1.5 million and the liabilities were decreased by $1.1 million to reflect the fair value of the net identifiable assets of the company acquired. The excess of the purchase price over the fair value of the net identifiable assets acquired of $4.1 million has been recorded as goodwill and is being amortized on a straight-line basis over ten years.

      Three months ended March 31, 1997 compared to three months ended March 31, 1996

     Total revenues increased $33.3 million, or 433%, to the $39.5 million reported by WSI for the three month period ended March 31, 1997 when compared to revenues of $6.2 million reported by the Predecessors for the same period in 1996. During the same period, total expenses increased $3 million, or 49%, to the $8.9 million reported by WSI for the three month period ended March 31, 1997 compared to expenses of $5.9 million reported by the Predecessors for the same period in 1996. As a result, income before taxes increased $30.4 million, or 913% to the $30.7 reported by WSI for the three month period ended March 31, 1997 compared to pre-tax income of $0.3 million reported by the Predecessors for the same period in 1996.

     Gains on sale of loans. Gains on sales of loans increased approximately $31.3 million when comparing the $33.9 million reported by WSI for the three month period ended March 31, 1997 to the $2.6 million reported by the Predecessors for the same period in 1996. This increase is primarily due to higher loan purchases and originations in 1997 ($242.4 million) compared to 1996 ($123.2 million), as well as WSI's shift in loan sale strategy in mid-1996.

     The sales of loans to institutional investors are generally completed shortly after purchase or origination with the related gain recognized at the time of such sale. Under a securitization strategy, loans are accumulated over a relatively longer period of time, with the related gain recognized upon completion of the securitization transaction. Since WSI did not complete a securitization transaction in the fourth quarter of 1996, loans purchased and originated during that period were accumulated and sold, and the related gain recognized, during the first quarter of 1997.

     Interest income. Interest income increased approximately $1.2 million when comparing the $3.7 million reported by WSI for the three month period ended March 31, 1997 to the $2.5 million reported by the Predecessors for the same period in 1996. This increase was primarily due to higher loan purchase and origination volume and the longer holding period necessitated by the securitization process.

     Interest expense. Interest expense increased approximately $1.4 million when comparing the $3.4 million reported by WSI for the three month period ended March 31, 1997 to the $2.0 million reported by the Predecessors for the same period in 1996. The increase was primarily due to funding the higher loan purchase and origination volume and the longer holding period necessitated by the securitization process.

     Compensation and benefits. Compensation and benefits expense increased approximately $1.0 million when comparing the $3.2 million reported by WSI for the three month period ended March 31, 1997 to the $2.2 million reported by the Predecessors for the same period in 1996. The increase was primarily due to the increased staffing levels related to growth, increased loan originations and an increase in administrative positions. As of March 31, 1997, WSI operated 10 offices and employed 176 people as compared to the five offices operated and 89 people employed by GF Mortgage at March 31, 1996.

     General, administrative and other expense. General, administrative and other expense, which consists primarily of occupancy, supplies and other expenses, increased $.4 million when comparing the $2.2 million reported by WSI for the three month period ended March 31, 1997 to the $1.8 million reported by the Predecessors for the same period in 1996. The increase in general, administrative and other expenses was primarily due to expenses incurred in association with the increase in number of offices and increased loan origination and purchase volume.

  Year ended December 31, 1996 compared to the Year ended December 31, 1995

     For purposes of the discussion below, the results of operations for the year ended December 31, 1996 represent the mathematical addition of the historical amounts from the combined statement of income of the Predecessors for the three month period ended March 31, 1996 and historical amounts from the statement of income of WSI for the nine month period ended December 31, 1996 and are not indicative of the results of operations that would actually have been obtained if the WSI leveraged buyout of the Predecessors had occurred on January 1, 1996.

     Total revenues increased $31.2 million when comparing full year revenues of $46.3 million to the $15.1 million for the same period in 1995. During the same period, full year expenses increased $19.4 million to $31.1 million to the $11.7 million for the same period in 1995. As a result, full year income before taxes increased $11.8 million to $15.2 million to the $3.4 million for the same period in 1995.

     Gains on sale of loans. Gains on sales of loans increased approximately $15.3 million when comparing full year gains of $24.2 million to the $8.9 million reported for the same period in 1995. This increase is primarily due to higher loan purchases and originations in 1996 ($660.1 million) compared to 1995 ($299.5 million).

     Interest income. Interest income increased approximately $10.4 million when comparing full year interest income of $15.7 million to the $5.3 million reported by the Predecessors for the comparable twelve month period in 1995. The increase is primarily due to higher loan purchase and origination volume and the longer holding period necessitated by the securitization process.

     Interest expense. Interest expense increased approximately $7.8 million when comparing full year interest expense of $12.2 million to the $4.4 million reported by the Predecessors for the same period in 1995. The increase was primarily due funding the higher loan purchase and origination volume and the longer holding period necessitated by the securitization process.

     Compensation and benefits. Compensation and benefits expense increase approximately $6.4 million when comparing full year compensation and benefits expense of $11.0 million to the $4.6 million reported for the same period in 1995. The increase was primarily due to the increased staffing levels related to growth, increased loan originations and an increase in administrative positions. As of December 31, 1996, WSI operated eight offices and employed 143 people as compared to the five offices operated and 78 people employed by GF Mortgage at December 31, 1995.

     General, administrative and other expense. General, administrative and other expense increased approximately $5.2 million when comparing full year general, administrative and other expense of $8.0 million to the $2.8 million reported for the same period in 1995. The increase in general, administrative and other expenses was primarily due to expenses incurred in association with the increase in number of offices and increased loan origination and purchase volume.

  Year ended December 31, 1995 compared to the Year ended December 31, 1994

     Total revenues increased $5.0 million, or 49.5%, to the $15.1 million in 1995 compared to revenues of $10.1 million in 1994. During the same period, total expenses increased $2.2 million, or 23.6%, to $11.7 million in 1995 compared to expenses of $9.5 million in 1994. As a result, income before taxes increased $2.7 million, or 428.9%, to $3.4 million in 1995 compared to $.6 million in 1994.

     Gains on sale of loans. Gains on sales of loans increased $1.3 million, or 18%, to $8.9 million in 1995 from $7.6 million in 1994. This increase is primarily due to higher loan purchases and originations in 1995 ($299.5 million) compared to 1994 ($68.7 million).

     Interest income. Interest income increased $2.7 million, or 104%, to $5.3 million in 1995 from $2.6 million in 1994. The increase was primarily due to higher loan purchase and origination volume.

     Interest expense. Interest expense increased $1.9 million, or 77%, to $4.4 million in 1995 from $2.5 million in 1994. The increase was primarily due to higher loan purchase and origination volume.

     Compensation and benefits. Compensation and benefits expense remained constant at $4.6 million in 1995 and 1994.

LIQUIDITY AND CAPITAL RESOURCES

     WSI's historical primary operating cash requirements include the funding or payment of: (i) loan purchases and originations; (ii) investments in interest-only and residual certificates; (iii) fees and expenses incurred in connection with securitizations; (iv) interest expense incurred on borrowing under its warehouse facilities; (v) income taxes; (vi) capital expenditures; and
(vii) other operating and administrative expenses. WSI has previously generated all of its cash flows through whole loan sales, fee income on loans originated and purchased, interest income on loans held for sale and borrowings from its warehouse facilities and more recently has generated cash flow from loans sold through securitizations. In addition, due to the growth of its loan production and the increased use of loan sales through securitizations, WSI has accessed a residual line of credit facility to finance residual securities retained by WSI or its affiliates from its prior securitization transactions in order to meet the cash requirements of its operating activities. As a result of the significant increase in the volume of its loan purchase and origination activities, WSI will be required to increase the amount available for borrowing under its warehouse facilities.

     WSI relies upon a short-term warehouse facility, two gestation repurchase facilities, a residual line of credit facility, whole loan sales and loans sold through securitizations to continue to fund loan purchases and originations. In April 1996, WSI entered into a warehouse facility with Greenwich in the form of a Master Repurchase Agreement Governing Purchases and Sales of Mortgage Loans (the "Greenwich Repo Agreement"), pursuant to which WSI has available a $200 million whole loan purchase and warehouse financing facility (the "Greenwich Facility"). The Greenwich Facility as set forth in the Greenwich Repo Agreement involves the sale of mortgage loans to Greenwich with an obligation to repurchase the loans. The Greenwich Facility allows WSI to borrow up to $200 million and is collateralized by new loan originations where loan documents are deposited with the note custodian ("Dry Loans"), and the Greenwich Facility provides that WSI can borrow up to $20 million collateralized by new loan originations where the loan documents are not yet deposited with the note custodian ("Wet Loans"). Advances bear interest at one-month LIBOR plus 175 basis points. The Greenwich Facility's initial one year maturity (which expired on April 17, 1997) has been extended by Greenwich for another one year term and provides for automatic one year renewals subject to earlier terminations by Greenwich at any time and for any reason upon 60 days' prior written notice. WSI is required to comply with various operating and financial covenants as defined in the agreements governing the Facility. Such covenants include restrictions on (i) changes in WSI's business that would materially and adversely affect WSI's ability to perform its obligations under the Greenwich Facility, (ii) selling any assets other than in the ordinary course of business, and (iii) guaranteeing the debt obligation of any other entity. The continued availability of funds provided to WSI under this facility is subject to WSI's continued compliance with the operating and financial covenants contained in such agreements. From December 31, 1996 to January 17, 1997, WSI was overextended on the Greenwich Facility by approximately $23 million, as the amount of WSI's borrowings exceeded the amount available under the Greenwich Facility. As of May 31, 1997, $125.8 million was outstanding under the Greenwich Facility.

     It is contemplated that the Greenwich Facility will be terminated as of the WSI Effective Time. The WSI Merger Agreement includes a condition precedent to the completion of the WSI Merger that RBMG or WSI shall have obtained one or more commitments reasonably satisfactory to the Chief Executive Officer of RBMG and the Chief Executive Officer of WSI which provide a warehouse facility for the sub-prime business of at least $300 million from and after the WSI Effective Time. See "The WSI Merger Agreement -- Terms of the WSI Merger
Agreement -- Conditions to the WSI Merger." In addition to being a condition to the completion of WSI Merger, an increase in the amount available under WSI's warehouse facility will be necessary to permit WSI to purchase and originate its increasing loan production volume while maintaining a neutral or positive cash flow position for future operations. WSI currently has no commitments for additional bank borrowings and there can be no assurance that WSI will be successful in consummating any such financing transaction in the future on terms that WSI would consider favorable, if at all.

     Prior to the completion of WSI's first private securitization of $113.9 million of loans in September 1996, and approximately $337.7 million of loans in three private securitization transactions completed in the first quarter ended March 31, 1997, WSI sold its loans to institutional purchasers in whole loan transactions. In the future, WSI expects to complete both public and private securitizations of loans in the secondary market in the normal course of its operation. Several factors may affect WSI's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the mortgage-backed securities market specifically, the credit quality of WSI's portfolio of loans and WSI's ability to obtain credit enhancement. Adverse changes in such factors may affect WSI's results of operations and financial condition. In addition, in order to gain access to the public securitization market, WSI may rely upon credit enhancements provided by monoline insurance carriers to guarantee senior interests in the relevant securitizations trusts. Any substantial reductions in the size or availability of such insurance policies, or increases in the price charged by, or required level of protection to be provided to the insurance companies issuing such policies, could have a material adverse effect on WSI's results of operations and financial condition.

     WSI is also a party to an uncommitted gestation financing arrangement with each of Paine Webber and Smith Barney Inc., pursuant to which WSI may, in the discretion of such lenders, finance loan production on a transaction-specific basis. These gestation facilities are uncommitted and discretionary in nature and each financing under such facilities terminates and must be repaid in full at the time the loans financed in any particular transaction have been sold or refinanced. Advances under the Paine Webber facility bear interest at one-month LIBOR plus 150 basis points. Advances under the Smith Barney facility bear interest at one-month LIBOR plus 75 basis points. As a result of the substantial increase in WSI's loan production volume over the recent months, the $200 million maximum commitment under the Greenwich Facility and WSI's intention to limit the frequency of its securitization transactions to one during each fiscal quarter, as is more typical industry practice, WSI has increasingly relied on these uncommitted gestation facilities to finance loan purchases and originations. Each of the gestation facilities with Paine Webber and Smith Barney require WSI to maintain certain minimum levels of shareholders' equity and restricts (i) changes in WSI's business that would materially and adversely affect its ability to perform its obligations under the facility, (ii) the sale of any assets other than in the ordinary course of business and (iii) the guaranty of the debt obligations of any other entity. As of May 31, 1996, WSI was in material compliance with all terms and conditions of such gestation facilities. On December 31, 1996 and on March 31, 1997, WSI had outstanding $75.9 million and $3.9 million, respectively, under the gestation facilities with Paine Webber. Under the gestation facility with Smith Barney, WSI had outstanding $45.9 million on March 31, 1997. As of May 31, 1997, WSI had $201.1 million and $45.9 million outstanding under the Paine Webber and Smith Barney gestation facilities, respectively.

     In April 1997, WSI entered into a Residual Line of Credit Facility with Greenwich (the "Residual Facility") in order to permit WSI to finance residual securities retained by WSI or its affiliates in connection with its four prior securitization transactions and to provide needed cash for use in operations. The Residual Facility is set forth in a Promissory Note and Pledge and Security Agreement which permits WSI to borrow up to $5 million and is secured by the residual and interest-only certificates retained by WSI pursuant to its four completed loan securitization transactions. The Residual Facility has a maturity date of April 14, 1998, and is guaranteed by each of WSI and WSI's operating subsidiary, WSI Securities, Inc. It is contemplated that the Residual Facility will be terminated as of the WSI Effective Time.

     There can be no assurance that WSI will be able to comply with the covenants under its various credit facilities, the failure of which could result in the loss of the related financing, or that WSI's uncommitted gestation financing arrangements, or alternative arrangements, will be available to finance loan production volume in the future. In addition, because WSI's credit facilities are provided on a short-term basis, there can be no assurances that WSI will be able to renew these arrangements at the end of their terms or to obtain alternative financing on terms acceptable to WSI. WSI's failure to renew its existing financing sources or obtain acceptable replacement financing may require it to reduce its mortgage purchase and origination activities, which will have a material adverse effect on WSI's operations and financial condition. It is management's belief, however, that WSI will be able to renew its existing financing or, alternatively, obtain replacement financing in the future on acceptable terms.

     WSI's current strategy is to sell a substantial portion of its loan production through securitizations and to sell a portion of the resulting interest-only certificates and effect whole loan sales to reduce both negative cash flow and its need to access the capital markets with any regularity to meet the cash needs of its business. During the first quarter of 1997, however, WSI operated on a negative cash flow basis primarily as a result of the sale of a substantial portion of its loan production volume in three securitization transactions, the fees and expenses of the securitization transactions, a reduction in the amount of loans sold on a whole loan basis, higher general and administrative expenses associated with increased loan purchases and originations and current payment of income taxes. In order to fund WSI's operating cash requirements in excess of the cash generated from operations, WSI borrowed under the Residual Facility with Greenwich and sold the interest-only certificates received from the three securitization transactions completed during the first quarter ended March 31, 1997. To the extent that WSI's mix of whole loan sales and loan sales through securitizations fails to provide for a neutral or positive cash flow position, management believes that it will be able to arrange additional cash resources through debt refinancing or bank borrowings. No assurance can be given, however, that WSI will be successful in consummating any such financing transaction in the future on terms that WSI would consider acceptable, if at all.

                    WSI COMMON STOCK OWNERSHIP BY MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to WSI with respect to beneficial ownership of the WSI Class A Common Stock as of May 31, 1997, by (i) each stockholder who is known by WSI to own beneficially more than 5% of the WSI Class A Common Stock; (ii) the Chief Executive Officer and the three other executive officers of WSI; (iii) each director; and (iv) all executive officers and directors of WSI as a group.

                                     AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                               ------------------------------------------------------

                                               PERCENT OF TOTAL
                                                  WSI CLASS A        SHARES OF RBMG
                                 NUMBER OF       COMMON STOCK         COMMON STOCK
                               SHARES OF WSI   OUTSTANDING PRIOR   BENEFICIALLY OWNED
                                  CLASS A         TO THE WSI         AFTER THE WSI
BENEFICIAL OWNERS              COMMON STOCK        MERGER(1)             MERGER
-----------------              -------------   -----------------   ------------------
Robert C. Walsh..............      49.56             49.56%            9,645,714
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Greenwich Capital Financial
  Products, Inc.(3)..........      24.99(3)          24.99             4,863,729
  600 Steamboat Road
  Greenwich, Connecticut
  06830
Melissa C. Walsh.............          5              6.67               973,135
  1996 Trust
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Stephanie E. Walsh...........          5              6.67               973,135
  1996 Trust
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
James Walsh..................          5              6.67               973,135
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Elizabeth Ann Demola.........          5              6.67               973,135
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Arnold Cohn..................         .5                 *                97,314
All directors and executive
  officers as a group (4
  persons)...................      70.06              93.4            13,635,568

                                 AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                               ---------------------------------------------
                                                SHARES OF       PERCENT OF
                                PERCENT OF        RBMG             RBMG
                                TOTAL RBMG    COMMON STOCK     COMMON STOCK
                               COMMON STOCK    OUTSTANDING     OUTSTANDING
                               OUTSTANDING    AFTER THE WSI   AFTER THE WSI
                                  AFTER        MERGER AND       MERGER AND
                                 THE WSI         THE RBC         THE RBC
BENEFICIAL OWNERS               MERGER(2)        MERGER           MERGER
-----------------              ------------   -------------   --------------
Robert C. Walsh..............     24.29%        10,598,158         24.29%
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Greenwich Capital Financial
  Products, Inc.(3)..........     12.25          5,343,987         12.25%
  600 Steamboat Road
  Greenwich, Connecticut
  06830
Melissa C. Walsh.............       2.5          1,069,225           2.5%
  1996 Trust
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Stephanie E. Walsh...........       2.5          1,069,225           2.5%
  1996 Trust
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
James Walsh..................       2.5          1,069,225           2.5%
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Elizabeth Ann Demola.........       2.5          1,069,225           2.5%
  c/o Walsh Holding Co., Inc.
  4 Campus Drive
  Parsippany, New Jersey
  07054
Arnold Cohn..................         *            106,923             *%
All directors and executive
  officers as a group (4
  persons)...................     34.33         14,981,981         34.33%

---------------

 *  Less than one percent.
(1) Based on an aggregate of 75 shares of WSI Class A Common Stock issued and outstanding as of May 31, 1997, plus, for Greenwich, 24.99 shares of WSI Class A Common Stock issuable upon conversion of the WSI Class B Common Stock issuable upon exercise of the WSI Warrant. The WSI Class B Common Stock is convertible into WSI Class A Common Stock on a one-for-one basis.
(2) Assumes that the WSI Warrant is exercised prior to the WSI Effective Time and that Greenwich receives shares of RBMG Common Stock.
(3) Includes 24.99 shares of WSI Class A Common Stock issuable upon conversion of shares of WSI Class B Common Stock issuable upon the exercise of the WSI Warrant.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following information is presented with respect to individuals other than current directors and executive officers of RBMG who will serve as directors or executive officers of RBMG effective as of the WSI Effective Time.

               NAME                 AGE                            POSITION
               ----                 ---                            --------
Robert C. Walsh...................  45    President and Director of RBMG; Chairman of the Board;
                                            President and Chief Executive Officer of WSI
James Walsh.......................  47    Director of RBMG; Vice President, Director of Underwriting
                                            and Operations of WSI
John J. Oberdorf..................  50    Director
William Biggs.....................  60    Director

     ROBERT C. WALSH. Robert C. Walsh has been Chairman of the Board, President and Chief Executive Officer of WSI since its formation in April 1996. He had been Managing Director of GF Mortgage Corp. (predecessor of Walsh Securities, Inc.) and the Walsh Securities Division of Gruntal & Co. since 1991 and was instrumental in founding and organizing the current residential, non-conforming mortgage loan operations of WSI. From 1984 to 1991, Robert C. Walsh served in various senior management positions at Carteret Savings Bank, ultimately serving as its President and Chief Executive Officer. From 1982 to 1984 he served as President of R.C. Walsh & Company. From 1981 to 1982 he served as Executive Vice President at Reserve Financial Management Corporation. From 1974 to 1981, he served in several capacities as Vice President for J.L. Kislak Mortgage Corporation.

     JAMES WALSH. James Walsh has been Vice President of WSI since April 1996. From April 1989 to April 1996, as Senior Vice President of Donaldson Lufkin & Jenrette's Real Estate Division, James Walsh oversaw all aspects of the residential mortgage securitization, servicing brokerage, and mortgage banking services. In his capacity as head of Residential Mortgage Transactions, James Walsh was responsible for the trading of over $100 billion in mortgage servicing rights including selling ten mortgage banking entities. He was instrumental in the formation of Quality Mortgage and other non-conforming mortgage loan originators which totaled over $5 billion in originations over the last five years. James Walsh was President and founder of a newly formed loss mitigation company specializing in servicing non-conforming mortgage loan mortgages located in Austin, Texas. Prior to DLJ, he was instrumental in building the mortgage banking department at Bear Stearns & Company into a primary market force. During the nineteen months from 1987 to 1989 that James Walsh was at Bear Stearns, the mortgage banking department traded approximately $20 billion in mortgage servicing rights.

     JOHN J. OBERDORF. John J. Oberdorf is a nominee to become a director of RBMG commencing at the WSI Effective Time. Mr. Oberdorf has been a Member of the law firm of St. John & Wayne, L.L.C., legal counsel to WSI, since 1990. From 1983 until 1990, Mr. Oberdorf was a partner in the law firm of Kraft & Hughes, the predecessor to St. John & Wayne, L.L.C. Mr. Oberdorf served as Senior Vice President and General Counsel to First National Bank of New Jersey from 1980 to 1983.

     WILLIAM BIGGS. Mr. Biggs has been Chairman of the Board and Chief Executive Officer of the Skylake State Bank since March 1981. From March 1967 to March 1981, Mr. Biggs was President and Chief Operating Officer of J.L. Kislak Mortgage Corporation.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the annual and long-term compensation paid and accrued during calendar 1996 to Robert C. Walsh, WSI's Chairman and Chief Executive Officer, and James Walsh, WSI's Vice President of Underwriting and Operations.

                           SUMMARY COMPENSATION TABLE

                                                                            OTHER
                                                                            ANNUAL       ALL OTHER
NAME AND PRINCIPAL POSITION(1)                      SALARY     BONUS     COMPENSATION   COMPENSATION
------------------------------                     --------   --------   ------------   ------------
Robert C. Walsh..................................  $350,000   $500,000     $11,363(2)      $1,433(3)
  President, Chief Executive Officer and Director
James Walsh......................................  $150,000   $300,000     $    --         $   --
  Vice President, Director of Underwriting
  and Operations

---------------

(1) Considers payments made to such executive officers by the Predecessors prior to their acquisition by WSI in April 1996.
(2) Includes car allowance for 1996.
(3) Matching contribution to 401(k) Plan.

EMPLOYMENT AGREEMENTS

     Robert C. Walsh is a party to an employment agreement with WSI (the "Current Walsh Employment Agreement") which provides for his services as the Chief Executive Officer and President of WSI. The Current Walsh Employment Agreement has a three year term which is automatically extended unless terminated by either party on 30 days' prior written notice. The Current Walsh Employment Agreement further provides for an annual base salary of $350,000 subject to cost-of-living adjustments and an annual bonus equal to 5% of WSI's pre-tax profit (as defined in the Current Walsh Employment Agreement). The Current Walsh Employment Agreement also provides for the payment to Robert C. Walsh of approximately three times his annual base salary upon termination in the event of certain change of control events. In accordance with the terms of a certain employment agreement dated as of April 18, 1997 by and among Robert C. Walsh, WSI and RBMG (the "Walsh Employment Agreement"), the Current Walsh Employment Agreement will be terminated effective upon the WSI Effective Time and substituted with the Walsh Employment Agreement. See "The WSI
Merger -- Certain Agreements in Connection with the WSI Merger -- Walsh Employment Agreement" for a description of the Walsh Employment Agreement.

                             THE CHARTER AMENDMENTS

GENERAL

     In connection with the RBC Merger and the WSI Merger, the RBMG Board has unanimously declared advisable and approved and adopted the RBC Amendment and the WSI Amendment, respectively. The approval and adoption of the RBC Amendment by the RBMG Stockholders is contingent upon the approval and adoption of the RBC Merger Agreement, the RBC Merger and the RBC Stock Issuance by the RBMG Stockholders. Similarly, the approval and adoption of the WSI Amendment by the RBMG Stockholders is contingent upon the approval and adoption of the WSI Merger Agreement, the WSI Merger and the WSI Stock Issuance by the RBMG Stockholders. However, the approval and adoption of the RBC Amendment by the RBMG Stockholders is not contingent upon the approval and adoption of the WSI Amendment by the RBMG Stockholders, and the approval and the adoption of the WSI Amendment by the RBMG Stockholders is not contingent upon the approval and adoption of the RBC Amendment by the RBMG Stockholders. Copies of the RBC Amendment and the WSI Amendment are attached to this Joint Proxy Statement/Prospectus as Annexes C and D, respectively, and are incorporated by reference into this Joint Proxy Statement/Prospectus. RBMG Stockholders are urged to read the RBC Amendment and the WSI Amendment in their entirety.

RBC AMENDMENT

     RBMG is currently authorized to issue 25,000,000 shares of RBMG Common Stock. The RBC Amendment, if it becomes effective, would increase the number of shares of RBMG Common Stock that RBMG is authorized to issue from 25,000,000 shares to 50,000,000 shares. Assuming that the RBC Amendment is approved and adopted and the RBC Merger is consummated (but not the WSI Merger), as of May 31, 1997, 20,347,046 shares of authorized RBMG Common Stock would remain available for further issuance. RBMG currently does not have a sufficient number of authorized but unissued shares of RBMG Common Stock to consummate the RBC Merger. In addition, the RBMG Board believes that the increased flexibility provided by the RBC Amendment will enable RBMG to respond to possible acquisitions, financing needs and other business opportunities, to effect stock dividends or stock splits and to provide appropriate equity-based compensation. The RBMG Board could issue such additional shares of RBMG Common Stock at such times and on such terms and conditions as it deemed appropriate and desirable without further action by the RBMG Stockholders, unless such approval were required by applicable law, the RBMG Certificate, the RBMG Bylaws or any stock exchange or market on which RBMG securities may then be listed or traded.

     Although the RBMG Board will authorize the issuance of additional shares of RBMG Common Stock only when it considers doing so to be in the best interests of the stockholders of RBMG, the issuance of additional shares of RBMG Common Stock may, among other things, have a dilutive effect on the earnings per share of RBMG Common Stock and on the voting rights of holders of shares of RBMG Common Stock. The increase in the authorized number of shares of RBMG Common Stock pursuant to the RBC Amendment also could be viewed as having anti-takeover effects. Although the RBMG Board has no current plans to do so, shares of RBMG Common Stock could be issued in various transactions that would make a change in control of RBMG more difficult or costly and, therefore less likely. For example, shares of RBMG Common Stock could be privately sold to purchasers favorable to the RBMG Board in opposing a change in control or to dilute the stock ownership of a person seeking to obtain control. RBMG has no present intention to use the increased shares of authorized RBMG Common Stock for anti-takeover purposes.

WSI AMENDMENT

     The WSI Amendment, if it becomes effective, would increase the number of shares of common stock that RBMG is authorized to issue from 50,000,000 shares (25,000,000 if the RBC Amendment does not become effective) to 112,000,000, consisting of 100,000,000 shares of RBMG Common Stock and 12,000,000 shares of RBMG Class B Common Stock. In addition, the WSI Amendment, if it becomes effective, would change the name of RBMG to "BCA Financial Corp." Assuming that the WSI Amendment is approved and adopted and the Mergers are consummated, as of May 31, 1997, 48,962,546 shares of RBMG Common Stock and 12,000,000 shares of RBMG Class B Common Stock (60,283,529 shares of RBMG Common Stock and 12,000,000 shares of RBMG Class B Common Stock shares if the RBC Merger is not consummated) would remain available for further issuance. RBMG currently does not have a sufficient number of authorized but unissued shares of RBMG Common Stock to consummate the WSI Merger. In addition, the RBMG Board believes that the increased flexibility provided by the WSI Amendment would enable RBMG to respond to possible acquisitions, financing needs, and other business opportunities, to effect stock dividends or stock splits and to provide appropriate equity-based compensation. The RBMG Board could issue such additional shares of common stock at such times and on such terms and conditions as it deemed appropriate and desirable without further action by the RBMG Stockholders, unless such approval were required by applicable law, the RBMG Certificate, the RBMG Bylaws or any stock exchange on which RBMG securities may then be listed or traded.

     Although the RBMG Board will authorize the issuance of additional shares of RBMG Common Stock only when it considers doing so to be in the best interests of the stockholders of RBMG, the issuance of additional shares of RBMG Common Stock may, among other things, have a dilutive effect on the earnings per share of RBMG Common Stock and on the voting rights of holders of shares of RBMG Common Stock. The increase in the authorized number of shares of RBMG Common Stock pursuant to the WSI Amendment also could be viewed as having anti-takeover effects. Although the RBMG Board has no current plans to do so, shares of RBMG Common Stock could be issued in various transactions that would make a change in control of RBMG more difficult or costly and, therefore less likely. For example, shares of RBMG Common Stock could be privately sold to purchasers favorable to the RBMG Board in opposing a change in control or to dilute the stock ownership of a person seeking to obtain control. RBMG has no present intention to use the increased shares of authorized RBMG Common Stock for anti-takeover purposes.

     The 12,000,000 shares of RBMG Class B Common Stock authorized by the WSI Amendment would provide the shares of RBMG Class B Common Stock to be issued to Greenwich under the RBMG Warrant. Holders of RBMG Class B Common Stock would not have any voting rights except as otherwise required by applicable law; provided, however, that holders of RBMG Class B Common Stock will have the right to vote as a separate class on any merger or consolidation of RBMG with or into another entity or on any recapitalization or reorganization in which shares of RBMG Class B Common Stock would receive or be exchanged for consideration different on a per share basis than that received by or in exchange for shares of RBMG Common Stock or would otherwise be treated differently than holders of shares of RBMG Common Stock. The right of holders of RBMG Class B Common Stock to a separate class vote would not apply in transactions in which shares of RBMG Class B Common Stock would receive or be exchanged for non-voting securities which on a per-share basis are otherwise identical in amount and form to the voting securities received by or exchanged for the RBMG Common Stock, so long as
(i) such non-voting securities are convertible into such voting securities on the same terms as RBMG Class B Common Stock is convertible into RBMG Common Stock and (ii) all other consideration is equal on a per share basis. In addition, holders of RBMG Class B Common Stock would have the right to vote as a separate class on any amendment or restatement of the RBMG Certificate which in any way adversely affects the rights of the RBMG Class B Common Stock in a manner different than the RBMG Common Stock. Shares of RBMG Class B Common Stock would be convertible for no consideration at any time at the option of the holder thereof into shares of RBMG Common Stock.

RECOMMENDATIONS OF THE RBMG BOARD

     THE BOARD OF DIRECTORS OF RBMG HAS DECLARED EACH OF THE RBC AMENDMENT AND THE WSI AMENDMENT ADVISABLE AND DETERMINED THAT THEY ARE IN THE BEST INTERESTS OF RBMG AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED AND ADOPTED THE RBC AMENDMENT AND THE WSI AMENDMENT AND RECOMMENDS THAT RBMG STOCKHOLDERS VOTE FOR EACH OF THE PROPOSALS TO APPROVE AND ADOPT THE RBC AMENDMENT AND THE WSI AMENDMENT.

                                    EXPERTS

     The consolidated financial statements of RBMG incorporated in this Joint Proxy Statement/Prospectus by reference to RBMG's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of RBC as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of WSI as of December 31, 1996 and for the nine month period ended December 31, 1996 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of KPMG Peat Marwick LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

     The combined financial statements of GF Mortgage Corp. and GF Property Corp. as of March 31, 1996 and December 31, 1995 and for the three month period ended March 31, 1996 and the year ended December 31, 1995 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the reports of KPMG Peat Marwick LLP, independent auditors, given upon the authority of that firm as experts in accounting and auditing.

     The combined financial statements of GF Mortgage Corp. and GF Property Corp. as of December 31, 1994 and year then ended included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of Kempisty & Company Certified Public Accountants PC, independent auditors, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of RBMG Common Stock being registered under the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part will be passed upon for RBMG by King & Spalding, Atlanta, Georgia. The tax consequences of the RBC Merger will be passed upon for RBC by McNair Law Firm, P.A. John W. Currie, a member of such firm, is a director and the secretary of RBC and RBMG, and Mr. Currie and other members of the firm are stockholders of RBC and RBMG. The tax consequences of the WSI Merger will be passed upon for WSI by St. John & Wayne, L.L.C. John Oberdorf, a member of such firm, will become a director of RBMG if the WSI Merger is consummated, and Mr. Oberdorf's spouse is a stockholder of WSI.

                             STOCKHOLDER PROPOSALS

     Stockholders who intend to present proposals for consideration at next year's annual meeting of RBMG are advised that any such proposal must be received by the Secretary of RBMG no later than the close of business on
               , if such proposal is to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF RBC
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheet as of December 31, 1995 and
     1996 and March 31, 1997................................   F-3
  Consolidated Statement of Income for the years ended
     December 31, 1994, 1995, and 1996 and for the three
     months ended March 31, 1996 and 1997...................   F-4
  Consolidated Statement of Changes in Stockholders' Equity
     for the years ended December 31, 1994, 1995, and 1996
     and the three months ended March 31, 1997..............   F-5
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and for the three
     months ended March 31, 1996 and 1997...................   F-6
  Notes to Consolidated Financial Statements................   F-7
CONSOLIDATED FINANCIAL STATEMENTS OF WALSH HOLDING CO., INC.
  Independent Auditors' Report..............................  F-26
  Consolidated Balance Sheets as of December 31, 1996 and
     March 31, 1997.........................................  F-27
  Consolidated Statements of Income for the nine months
     ended December 31, 1996 and the three months ended
     March 31, 1997.........................................  F-28
  Consolidated Statements of Stockholder's Equity for the
     nine months ended December 31, 1996 and the three
     months ended March 31, 1997............................  F-29
  Consolidated Statements of Cash Flows for the nine months
     ended December 31, 1996 and the three months ended
     March 31, 1997.........................................  F-30
  Notes to Consolidated Financial Statements................  F-31
COMBINED FINANCIAL STATEMENTS OF GF MORTGAGE CORP. AND GF
  PROPERTY CORP.
  Independent Auditors' Report..............................  F-40
  Independent Auditors' Report..............................  F-41
  Combined Balance Sheets as of December 31, 1994 and 1995,
     and March 31, 1996.....................................  F-42
  Combined Statements of Income for the years ended December
     31, 1994 and 1995 and the three months ended March 31,
     1996...................................................  F-43
  Combined Statements of Stockholders' Equity for the years
     ended December 31, 1994 and 1995 and the three months
     ended March 31, 1996...................................  F-44
  Combined Statements of Cash Flows for the years ended
     December 31, 1994 and 1995 and the three months ended
     March 31, 1996.........................................  F-45
  Notes to Combined Financial Statements....................  F-46

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                                               February 28, 1997

To the Board of Directors and Shareholders of Resource Bancshares Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Resource Bancshares Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICE WATERHOUSE LLP

Price Waterhouse LLP
Columbia, South Carolina

                        RESOURCE BANCSHARES CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                  DECEMBER 31,       MARCH 31,
                                                              --------------------   ---------
                                                                1995        1996       1997
                                                              --------    --------   ---------
                                                                                     (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
                                            ASSETS
Cash........................................................  $  9,899    $  8,474   $  8,568
Receivables.................................................   111,885      55,583     46,709
Commercial mortgage loan servicing rights, net..............       904       1,693      1,620
Premises and equipment, net.................................     2,033       1,120      1,097
Investment in RBMG..........................................    39,369      61,820     63,374
Notes receivable............................................    19,000       2,267      2,267
Intangible assets...........................................     1,383       3,057      3,007
Other assets................................................    12,565       6,114      7,080
                                                              --------    --------   --------
          Total assets......................................  $197,038    $140,128   $133,722
                                                              ========    ========   ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Short-term borrowings.....................................  $ 77,638    $ 36,957   $ 31,596
  Long-term borrowings......................................    11,380
  Accrued expenses and payables.............................     7,716      12,121     10,283
  Other liabilities.........................................    16,797      11,011      9,916
                                                              --------    --------   --------
          Total liabilities.................................   113,531      60,089     51,795
                                                              --------    --------   --------
Stockholders' equity
  Common stock -- par value $.01 -- 25,000,000 shares
     authorized; 7,032,810, 6,909,882 and 6,909,882 shares
     issued and outstanding at December 31, 1995 and 1996
     and March 31, 1997, respectively.......................        70          69         69
  Nonvoting common stock -- par value $.01 -- 2,500,000
     shares authorized; 1,577,788 shares issued and
     outstanding at December 31, 1995 and 1996 and March 31,
     1997...................................................        16          16         16
  Additional paid-in capital................................    56,031      55,085     55,085
  Retained earnings.........................................    28,565      24,869     26,757
  Unearned shares of employee stock ownership plan..........    (1,175)
                                                              --------    --------   --------
          Total stockholders' equity........................    83,507      80,039     81,927
                                                              --------    --------   --------
Commitments and contingencies (Note 15).....................
                                                              --------    --------   --------
          Total liabilities and stockholders' equity........  $197,038    $140,128   $133,722
                                                              ========    ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        RESOURCE BANCSHARES CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                                                            FOR THE THREE MONTHS
                                         FOR THE YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                        ---------------------------------   ---------------------
                                          1994        1995        1996        1996        1997
                                        ---------   ---------   ---------   ---------   ---------
                                                                                 (UNAUDITED)
                                             (DOLLARS IN THOUSANDS EXCEPT SHARE INFORMATION)
REVENUES
Interest income.......................  $   9,514   $  16,536   $  13,342   $   4,390   $   1,905
Interest expense......................     (2,429)     (6,643)     (5,212)     (1,605)       (663)
                                        ---------   ---------   ---------   ---------   ---------
Net interest income...................      7,085       9,893       8,130       2,785       1,242
Net gain on sale of leases............                  1,617       3,124          19         476
Credit card fees......................     23,140      11,637      18,424       3,087
Commercial mortgage loan origination
  fees................................        244       3,082       4,416         295         477
Commercial mortgage loan and lease
  servicing fees......................          9       1,014       2,508         469         858
Equity in undistributed earnings of
  RBMG................................      7,510       5,885       7,424       1,854       1,775
Gain on sale of RBMG stock............                              2,456       2,456
Revenues of Retail Banking Business...      2,454
Gain on sale of Retail Banking
  Business............................      9,931
Other income..........................        922       1,341       1,121         345       1,607
                                        ---------   ---------   ---------   ---------   ---------
          Total revenues..............     51,295      34,469      47,603      11,310       6,435
                                        ---------   ---------   ---------   ---------   ---------
EXPENSES
Salary and employee benefits..........      9,537      11,526      18,360       3,607       2,483
Occupancy expense.....................      1,368       1,748       1,958         441         303
Amortization of commercial mortgage
  loan servicing rights...............                     61         209          30          73
Provision for lease losses............      2,000       2,985       2,391       1,015         390
Expenses of Retail Banking Business...      4,631
General and administrative expenses...     13,853      10,467      16,965       2,674         985
                                        ---------   ---------   ---------   ---------   ---------
          Total expenses..............     31,389      26,787      39,883       7,767       4,234
                                        ---------   ---------   ---------   ---------   ---------
Income before income taxes............     19,906       7,682       7,720       3,543       2,201
Income tax expense....................     (5,705)       (978)       (467)       (572)       (313)
                                        ---------   ---------   ---------   ---------   ---------
          Net income..................  $  14,201   $   6,704   $   7,253   $   2,971   $   1,888
                                        =========   =========   =========   =========   =========
Weighted average common shares
  outstanding.........................  8,610,698   8,610,598   8,487,670   8,610,598   8,487,670
Net income per common share...........  $    1.65   $    0.78   $    0.85   $    0.35   $    0.22

  The accompanying notes are an integral part of these consolidated financial statements.

                        RESOURCE BANCSHARES CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                           MANDATORILY
                        REDEEMABLE STOCK                              NONVOTING
                       APPRECIATION RIGHTS      COMMON STOCK         COMMON STOCK      ADDITIONAL
                       -------------------   ------------------   ------------------    PAID-IN     RETAINED
                         UNITS     AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     EARNINGS
                       ---------   -------   ---------   ------   ---------   ------   ----------   --------
                                                      (DOLLARS IN THOUSANDS)
Balance, December 31,
  1993...............    100,530     $744    7,017,810    $70     1,477,258    $15      $54,762     $ 16,664
Conversion of stock
  appreciation
  rights.............   (100,530)    (744)                          100,530      1          708           36
Shares issued under
  Stock Option
  Plan...............                           15,000      *                               140
Loan to Employee
  Stock Ownership
  Plan...............
Shares released under
  Employee Stock
  Ownership Plan.....
Net income...........                                                                                 14,201
Dividends declared...                                                                                 (4,305)
                        --------     ----    ---------    ---     ---------    ---      -------     --------
Balance, December 31,
  1994...............          0        0    7,032,810     70     1,577,788     16       55,610       26,596
Shares released under
  Employee Stock
  Ownership Plan.....                                                                       421
Net income...........                                                                                  6,704
Dividends declared...                                                                                 (4,735)
                        --------     ----    ---------    ---     ---------    ---      -------     --------
Balance, December 31,
  1995...............          0        0    7,032,810     70     1,577,788     16       56,031       28,565
Loan to Employee
  Stock Ownership
  Plan...............
Shares redeemed from
  Employer Stock
  Ownership Plan.....                         (122,928)    (1)                           (1,227)
Shares released under
  Employee Stock
  Ownership Plan.....                                                                       281
Net income...........                                                                                  7,253
Spin-off of RPG......                                                                                (10,949)
                        --------     ----    ---------    ---     ---------    ---      -------     --------
Balance, December 31,
  1996...............          0        0    6,909,882     69     1,577,788     16       55,085       24,869
Net income...........                                                                                  1,888
                        --------     ----    ---------    ---     ---------    ---      -------     --------
Balance, March 31,
  1997 (Unaudited)...          0     $  0    6,909,882    $69     1,577,788    $16      $55,085     $ 26,757
                        ========     ====    =========    ===     =========    ===      =======     ========


                       UNEARNED       TOTAL
                         ESOP     STOCKHOLDERS'
                        SHARES       EQUITY
                       --------   -------------
                        (DOLLARS IN THOUSANDS)
Balance, December 31,
  1993...............  $(1,256)     $ 70,999
Conversion of stock
  appreciation
  rights.............                      1
Shares issued under
  Stock Option
  Plan...............                    140
Loan to Employee
  Stock Ownership
  Plan...............     (765)         (765)
Shares released under
  Employee Stock
  Ownership Plan.....      275           275
Net income...........                 14,201
Dividends declared...                 (4,305)
                       -------      --------
Balance, December 31,
  1994...............   (1,746)       80,546
Shares released under
  Employee Stock
  Ownership Plan.....      571           992
Net income...........                  6,704
Dividends declared...                 (4,735)
                       -------      --------
Balance, December 31,
  1995...............   (1,175)       83,507
Loan to Employee
  Stock Ownership
  Plan...............      (53)          (53)
Shares redeemed from
  Employer Stock
  Ownership Plan.....    1,228             0
Shares released under
  Employee Stock
  Ownership Plan.....                    281
Net income...........                  7,253
Spin-off of RPG......                (10,949)
                       -------      --------
Balance, December 31,
  1996...............        0        80,039
Net income...........                  1,888
                       -------      --------
Balance, March 31,
  1997 (Unaudited)...  $     0      $ 81,927
                       =======      ========

---------------

* Amount less than $1

  The accompanying notes are an integral part of these consolidated financial statements.

                        RESOURCE BANCSHARES CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                 FOR THE THREE
                                                                    FOR THE YEAR ENDED            MONTHS ENDED
                                                                       DECEMBER 31,                MARCH 31,
                                                              ------------------------------   ------------------
                                                                1994       1995       1996       1996      1997
                                                              --------   --------   --------   --------   -------
                                                                            (DOLLARS IN THOUSANDS)
                                                                                                  (UNAUDITED)
OPERATING ACTIVITIES
Net income..................................................  $ 14,201   $  6,704   $  7,253   $  2,971   $ 1,888
Adjustments to reconcile net income to cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................       556        586        847        163       155
  Amortization of intangibles...............................       215        242        264         32        50
  Deferred income tax (benefit) expense.....................      (315)     5,529      1,003        (50)       61
  Employee Stock Ownership Plan Compensation................      (765)       421        228
  Provision for lease losses................................     2,000      2,985      2,391      1,015       390
  Net gain on sale of leases................................               (1,617)    (3,124)       (19)     (476)
  Gain on sale of Retail Banking Business...................    (9,931)
  Gain on sale of RBMG stock................................                          (2,456)    (2,456)
  Equity in undistributed earnings of RBMG..................    (7,510)    (5,885)    (7,424)    (1,854)   (1,775)
  Dividends received from RBMG..............................                             429                  221
  Accretion of discount on retail banking investment
    securities..............................................      (161)
  Decrease in retail banking trading account securities.....    27,171
  Decrease (increase) in other assets.......................     3,046     (3,727)   (12,730)      (806)     (466)
  Increase (decrease) in accrued expenses and other
    liabilities.............................................    14,255     (5,304)     6,498      1,968    (2,994)
                                                              --------   --------   --------   --------   -------
        Net cash provided by (used in) operating
          activities........................................    42,762        (66)    (6,821)       964    (2,946)
                                                              --------   --------   --------   --------   -------
INVESTING ACTIVITIES
Repayments (advances) on RBMG notes receivable..............              (19,000)     6,000      6,000
Increase in retail banking temporary investments, net.......   (15,848)
Proceeds from maturities of retail banking investment
  securities................................................    18,900
Proceeds from sale of leases held for investment............               31,580     35,373        500
Change in lease receivables held for investment.............   (50,365)   (52,258)     1,247     (3,202)   (4,582)
Proceeds from sale of leases held for sale..................                          34,445               10,530
Change in lease receivables held for sale...................                         (14,030)               3,012
Decrease in retail banking loans, net.......................     8,465
Disposals (purchases) of intangibles........................       109     (1,988)    (2,965)        83
Cash transferred in connection with sale of Retail Banking
  Business..................................................   (53,983)
Cash transferred in connection with the spin-off of RPG.....                             (70)
Equity investment...........................................                          (2,000)                 500
Sales (purchases) of furniture, fixtures and equipment......       599     (1,126)    (2,448)      (325)      (59)
                                                              --------   --------   --------   --------   -------
        Net cash (used in) provided by investing
          activities........................................   (92,123)   (42,792)    55,552      3,056     9,401
                                                              --------   --------   --------   --------   -------
FINANCING ACTIVITIES
Proceeds from borrowings....................................    67,938    100,146     48,390     21,236     7,392
Repayment of borrowings.....................................              (79,066)   (98,546)   (26,551)  (12,753)
Increase in retail banking deposits, net....................     4,992
Decrease in retail banking short-term borrowings, net.......    (3,997)
Proceeds from exercise of stock options.....................       141
Activity under Employee Stock Ownership Plan................       275        571
Cash dividends..............................................               (9,041)
                                                              --------   --------   --------   --------   -------
        Net cash provided by (used in) financing
          activities........................................    69,349     12,610    (50,156)    (5,315)   (5,361)
                                                              --------   --------   --------   --------   -------
Net increase (decrease) in cash.............................    19,988    (30,248)    (1,425)    (1,295)    1,094
Cash, beginning of period...................................    20,159     40,147      9,899      9,899     8,474
                                                              --------   --------   --------   --------   -------
        Cash, end of period.................................  $ 40,147   $  9,899   $  8,474   $  8,604   $ 9,568
                                                              ========   ========   ========   ========   =======
SUPPLEMENTAL ACTIVITIES
Interest paid...............................................  $  4,487   $  4,126   $  5,406   $  1,474   $   676
Taxes paid (refunded).......................................     1,631      1,203       (941)      (941)      132
Non-cash activity:
  Satisfaction of note receivable in exchange for RBMG
    stock...................................................                        $ 13,000   $ 13,000
  Conversion of advance to RPG for note receivable..........                           2,267
  Redemption of unallocated RBC common stock held by
    Employee Stock Ownership Plan...........................                           1,228
  Satisfaction of advance to RPG in conjunction with
    spin-off of RPG.........................................                           3,044
  Spin-off of RPG, net of cash transferred..................                         (10,879)

  The accompanying notes are an integral part of these consolidated financial statements.

                        RESOURCE BANCSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

NOTE 1 -- THE COMPANY:

     Resource Bancshares Corporation ("Resource") was organized under the laws of the state of South Carolina in 1986. From 1987 until May 1, 1994, Resource was a bank holding company and operated its credit card and leasing operations as divisions of a bank subsidiary. Between 1989 and 1993, Resource also operated a residential mortgage operation as a division of a bank subsidiary. On June 3, 1993, Resource transferred the assets and liabilities of its residential mortgage banking business to a new wholly-owned subsidiary, Resource Bancshares Mortgage Group, Inc. ("RBMG"), and RBMG simultaneously sold 58% of its stock in an initial public offering. In 1993 and 1994, Resource sold its retail banking assets, liabilities and operations, (the "Retail Banking Business") and on May 1, 1994 Resource ceased to be a bank holding company. Also in 1994, the credit card and leasing operations were contributed to new operating subsidiaries of Resource, Resource Processing Group, Inc. ("RPG") and Republic Leasing Company, Inc. ("Republic Leasing"), respectively. Also during 1994, Resource formed Laureate Capital Corp. ("LCC") and LCC formed a wholly-owned commercial mortgage loan subsidiary, Laureate Realty Services, Inc. ("Laureate Realty"). Also, during that year Resource formed TFP Funding, Inc. and TFP Funding, II, as special purpose subsidiaries of Republic Leasing. On December 31, 1996, Republic Leasing was merged into Resource which is now operated as a division and as more fully described in Note 3, RPG was spun-off (the "Spin-off").

     Subsequent to the Spin-off, Resource and its subsidiaries (collectively, "RBC") are engaged primarily in commercial small ticket equipment lease financing and servicing and commercial mortgage banking.

     RBC originates commercial mortgage loans for various insurance companies and other investors, primarily in North Carolina, South Carolina, Tennessee, Virginia, Indiana and Alabama. Commercial mortgage loans are generally originated in the name of the investor and, in most instances, RBC retains the right to service the loans under a servicing agreement.

     Substantially all of RBC's lease receivables are acquired from independent brokers who operate throughout the continental United States.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accounting and reporting policies of Resource and its subsidiaries reflect industry practices and conform in all material respects with generally accepted accounting principles. For comparative purposes, Retail Banking Business revenues and expenses for 1994 are summarized into two line items in the statement of income. In addition, certain amounts from prior years have been reclassified to conform to current period presentation.

  Unaudited data

     The amounts reported at March 31, 1996 and 1997 and for the three months then ended are unaudited. However, in the opinion of management of RBC, all adjustments, consisting of normal recurring items, necessary for a fair presentation of operating results for the periods shown have been made.

  Principles of Consolidation

     The consolidated financial statements of RBC include the accounts of Resource and its direct and indirect wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. As discussed in
Note 3, the assets and liabilities of RPG have been excluded from the consolidated balance sheet at December 31, 1996; however, the results of operations of RPG are included through December 31, 1996.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

  Significant Estimates

     In preparing the financial statements, management is required to make estimates based on available information that can affect the reported amounts of assets and liabilities and disclosures as of the balance sheet date and revenues and expenses for the related periods. Such estimates relate principally to RBC's allowance for lease losses. Additionally, the fair values of leases held for sale and servicing rights are all relevant to ensuring that leases are carried at the lower of cost or market, and that potential impairments of servicing rights are recognized if required. Because of the inherent uncertainties associated with any estimation process and due to possible future changes in market and economic conditions that will affect fair values, it is possible that actual future results in realization of the underlying assets and liabilities could differ significantly from the amounts reflected as of the balance sheet date.

  Cash

     RBC considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash.

  Receivables

     Receivables consist of direct financing leases which are carried at the aggregate of lease payments and estimated residuals less unearned discount and unamortized origination costs, except for leases held for sale which are carried at the lower of aggregate cost or market value. Interest income is recognized monthly based on the net lease outstanding balance. Residuals are recognized monthly based on the estimated end-of-lease residuals and are included as an adjustment to interest income. Lease receivables are charged-off at the earlier of the date they are deemed uncollectible or when they become 120 days past due. Certain direct costs to originate lease receivables are deferred and recognized as an adjustment to interest income over the estimated life of the lease.

  Allowance for Lease Losses

     The allowance for lease losses is established through a provision charged to operations. The allowance is reviewed and adjusted as needed based upon management's evaluation of factors affecting the lease receivable portfolios such as economic conditions, growth and composition of the portfolio, historical loss experience and analyses of the collectibility of specific lease receivables. The allowance is established at an amount that management believes will be adequate to absorb probable losses on outstanding leases that may become uncollectible.

  Mortgage servicing rights

     Purchased servicing rights for commercial mortgage loans are recorded at cost and are amortized in proportion to and over the estimated life of the servicing. The carrying value of such rights is periodically assessed and is adjusted to the lower of amortized cost or estimated market value.

  Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or life of the lease, if less. Gains or losses on routine dispositions are reflected in current operations. Maintenance and repairs are expensed when incurred and major replacements and improvements are capitalized.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

  Investment and Equity in Undistributed Earnings of Resource Bancshares Mortgage Group, Inc.

     RBC accounts for its investment in RBMG using the equity method. Accordingly, the investment in RBMG is carried at original cost adjusted to include RBC's allocable share of the net proceeds of the initial public offering, subsequent capital changes by RBMG, including stock offerings, and Resource's allocable share of the undistributed net earnings of RBMG.

  Investment in Intek Information, Inc.

     In August 1996, RBC purchased for $2,000, 20,000 shares of preferred stock of Intek Information, Inc. ("Intek"), a teleservicing company based in Colorado. On February 3, 1997, Intek completed a private offering and as part of the transaction, Intek repurchased 5,000 shares of preferred stock from RBC for $1,741. The investment in Intek is accounted for under the cost method and is recorded in the consolidated balance sheet in other assets.

  Gain on Sale of Leases

     Beginning in 1995, RBC has sold certain leases with servicing retained. Gains on the sale of leases are recognized to the extent the net proceeds exceed the net basis of the leases. In addition, through December 31, 1996 gains were recognized for excess servicing. Gains attributable to excess servicing were calculated based on the difference between the actual servicing fee and the normal servicing fee over the remaining lives of the leases, adjusted for estimated prepayments and charge-offs. Beginning January 1, 1997, RBC adopted, on a prospective basis, the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), which provides that after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes the financial assets when control has been surrendered, and derecognizes liabilities when extinguished. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Liabilities incurred or obtained by transferors as part of a transfer of financial assets are initially measured at fair value, if practicable. Servicing assets and other retained interests in the transferred assets are measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of transfer. In addition, servicing assets and liabilities are subsequently (a) amortized in proportion to and over the period of estimated net servicing income or loss and (b) measured for assessment of asset impairment or increased obligation based on their fair values.

     During the years 1995 and 1996 and the three months ended March 31, 1997, RBC sold lease portfolios in the aggregate amount of $31,580, $69,818 and $10,157, respectively. During the years 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, gains recognized on the sale of leases was $0, $1,617, $3,124 and $19 and $476, respectively. The effect of adopting FAS 125 was immaterial.

  Credit Card Fees

     Credit card fees for servicing and marketing credit card portfolios for investors were recognized by RPG monthly on an accrual basis based upon the terms of the underlying agreement. Generally, such agreements provided for fees based upon a percentage of the outstanding portfolio balance or based upon the number and types of transactions processed. Certain servicing agreements provided for retention of all or a portion of certain ancillary credit card revenues (such as interchange volume, application processing fees, credit insurance commissions and collection fees). Ancillary revenues which were retained were recorded as collected. Revenues for advising client on portfolios' performance and profitability were included in revenues as earned under the program management agreement, generally on a monthly basis.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

     Generally, credit card marketing campaigns were conducted over a two to twelve month period and may have been priced in conjunction with a servicing agreement or program management agreement. In such case, the related agreements contained provisions for payment to RBC of the portion of such fees associated with the marketing services upon early termination of the agreements. Incremental costs of acquiring servicing and program management agreements and marketing campaigns, consisted primarily of data processing, postage, credit bureau reports, payroll and similar direct costs, and were initially deferred as deferred contract costs. Such deferred costs were amortized based upon the ratio of estimated total costs to total revenue under the related agreements. Included in other expenses were amortized deferred contract costs of $0, $1,639, $4,052, $227 and $0 for the years 1994, 1995 and 1996 and first quarter 1996 and 1997, respectively. Additionally, included in salaries and other benefit costs were $0, $262, $503, $120 and $0 for the years 1994, 1995 and 1996 and first quarter 1996 and 1997, respectively. Management periodically reviewed the amortization and recoverability of deferred contract costs and in 1996 recorded an impairment write down of $600. See Note 3 regarding the Spin-off of the credit card operations as of December 31, 1996.

  Servicing and other fees

     Fees for servicing commercial mortgage loans and lease portfolios are recognized monthly on an accrual basis based upon the terms of the underlying agreement. Generally, such agreements provide for fees based upon a percentage of the outstanding balance. Other fees consist primarily of origination fees for commercial mortgage loans. Origination fees are recognized when there is a firm commitment and a firm closing date is scheduled.

  Goodwill and Other Intangible Assets

     Goodwill arising from purchase transactions is amortized over periods generally ranging from 15 to 25 years using the straight-line method. Lease servicing assets are amortized over the estimated remaining lives of the leases, adjusted for estimated prepayments and charge-offs, in proportion to estimated net servicing revenues. RBC services leases under long-term servicing agreements which may not be sold or assigned without the consent of the investor.

  Income Taxes

     Federal income tax returns for Resource and its wholly-owned subsidiaries are filed on a consolidated basis. RBC recognizes deferred tax assets and liabilities in amounts representative of the estimated future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the period in which the difference is expected to be realized or settled. RBC's equity investee and affiliate, RBMG, files separate federal and state tax returns. Subsequent to December 31, 1996, RPG will not be included in RBC's consolidated income tax return but will be obligated for its own taxes and tax returns; however, under the terms of an income tax sharing agreement, RPG may request RBC to file amended consolidated income tax returns for periods prior to 1997 to include any RPG carryback amount. If such carryback results in a tax benefit, RPG is to receive the benefit.

  Fair Value Disclosures

     RBC's consolidated financial statements include information about the fair value of financial instruments. In certain instances, fair values have been estimated by management in the absence of readily ascertainable market prices. In developing such values, management has applied methodologies and procedures which are believed to be reasonable for purposes of estimating fair value. However, because of the uncertainty inherent in any estimation process, resultant fair value information may differ significantly from the actual market values that would have been assigned if an active market existed.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

  New Accounting Standard

     In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS No. 128), which is effective for financial statements issued for periods ending after December 15, 1997. Early adoption of FAS No. 128 is not permitted.

NOTE 3 -- SPIN-OFF OF SUBSIDIARY:

     As of the close of business on December 31, 1996, Resource effected a Spin-off of RPG through a distribution of RPG stock to Resource shareholders.

     In conjunction with the Spin-off, on December 31, 1996, each Resource shareholder received one share of RPG's stock for each share of voting and each share of nonvoting Resource common stock owned as of the December 30, 1996 record date. In addition, Resource was obligated to distribute to each holder of certain of its Phantom stock units a dividend equivalent payment of (i) .54 shares of RPG stock and (ii) cash equivalent to .46 times the December 31, 1996 value of a share of RPG stock, as determined by an independent valuation, for each Phantom stock unit held on the record date. RPG assumed the liability to issue the RPG stock in satisfaction of $1,951 of its borrowings from Resource.

     In conjunction with the Spin-off, Resource contributed $3,044 to RPG through a reduction of RPG's borrowings from Resource which resulted in RPG having $12,900 of capital after issuance of RPG shares to the Phantom stock unit holders. The remaining RPG borrowings from Resource were converted into a note which is more fully described in Note 9.

     RBC recorded the Spin-off of RPG by a charge to its retained earnings. A summary of the net assets distributed as part of the Spin-off is as follows:

Cash........................................................  $    70
Premises and equipment, net.................................    2,722
Deferred contract costs.....................................   16,275
Other assets................................................    4,830
Notes payable...............................................   (4,067)
Liability to issue common stock.............................   (1,951)
Deferred income tax payable.................................   (5,845)
Other liabilities...........................................   (1,085)
                                                              -------
                                                              $10,949
                                                              =======

     The following unaudited pro forma information for the year ended December 31, 1996 represents the results of operations of RBC assuming the elimination of revenues and expenses attributed to RPG and the elimination of certain expenses incurred by RBC in conjunction with the Spin-off. Management believes this presentation is preferable to one which results from applying the terms of the Spin-off agreements as of January 1, 1996 as the results of such presentation would differ materially from the actual transaction which occurred on December 31, 1996:

                                                               PRO FORMA
                                                              (UNAUDITED)
                                                              -----------
Revenues....................................................    $34,191
Expenses....................................................     26,416
                                                                -------
                                                                  7,775
Provision for income taxes..................................       (187)
                                                                -------
Net income..................................................    $ 7,588
                                                                =======

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

NOTE 4 -- ACQUISITION OF COMMERCIAL MORTGAGE LOAN ASSETS AND BUSINESS:

     During 1995 and 1996, RBC acquired the assets and business of two commercial mortgage loan companies, Mortgage Company of Indiana, Inc. ("MCII") and Camp & Company ("Camp"), respectively, in transactions accounted for under the purchase method of accounting. In conjunction with the purchases, RBC paid cash of $1,085 and assumed liabilities of $720 related to MCII and paid cash of $2,500 and assumed liabilities of $301 related to Camp. The purchase price was allocated as follows:

                                                               MCII      CAMP
                                                              ------    ------
Fixed assets and leasehold improvements.....................  $   37    $   89
Commercial mortgage loan servicing rights...................     965       998
Goodwill....................................................     720     1,714
Other, net..................................................      83
                                                              ------    ------
          Total.............................................  $1,805    $2,801
                                                              ======    ======

NOTE 5 -- RECEIVABLES:

     Receivables are summarized as follows:

                                                         DECEMBER 31,
                                                     --------------------     MARCH 31,
                                                       1995        1996         1997
                                                     --------    --------    -----------
                                                                             (UNAUDITED)
Lease receivables held for investment..............  $140,770    $ 53,691      $45,746
Lease receivables held for sale....................                14,030       11,018
Less -- Unearned discount..........................   (26,693)    (10,834)      (8,893)
Less -- Allowance for lease losses.................    (2,192)     (1,304)      (1,162)
                                                     --------    --------      -------
                                                     $111,885    $ 55,583      $46,709
                                                     ========    ========      =======

     At December 31, 1995 and 1996 and March 31, 1997, lease receivables aggregating $54,806 ($46,776 net of related unearned discount), $25,682 ($22,843 net of related unearned discount), and $20,443 ($18,317 net of related unearned discount), respectively, were collateral for the Class A and Class B Lease Backed Notes discussed in Note 11.

     The components of RBC's investment in lease receivables are summarized as follows:

                                                         DECEMBER 31,
                                                     --------------------     MARCH 31,
                                                       1995        1996         1997
                                                     --------    --------    -----------
                                                                             (UNAUDITED)
Minimum lease payments due from lessees and
  estimated residuals..............................  $134,888    $ 65,342      $54,834
Initial direct costs, net..........................     5,882       2,379        1,930
                                                     --------    --------      -------
                                                     $140,770    $ 67,721      $56,764
                                                     ========    ========      =======

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

     At December 31, 1996, the maturities of minimum lease receivables are as follows:

1997........................................................  $32,580
1998........................................................   17,633
1999........................................................    9,572
2000........................................................    3,652
2001........................................................    1,861
2002 and thereafter.........................................       44
                                                              -------
                                                              $65,342
                                                              =======

     Leases represent unconditional obligations of the lessees to pay all scheduled payments and require the lessees to assume all responsibility with respect to the equipment, including the obligation to pay all costs relating to its operation, maintenance, repair, sales and property taxes and insurance. At December 31, 1996 and March 31, 1997, the average lease size was approximately $11 and $10, respectively, and there were only three and two leases, respectively with a current lease receivable in excess of $250.

     At December 31, 1996 and March 31,1997, approximately 13% and 12% and 16% and 18% of RBC's net lease receivables were located in the states of Florida and California, respectively. At December 31, 1996 and March 31, 1997, approximately 26% and 24%, respectively, of RBC's net lease receivables were collateralized by computer systems. Otherwise, there are no geographic, equipment type or lessor industry concentrations greater than 10%.

     RBC's leases are collateralized by the equipment subject to the leases. In most instances, RBC requires a security deposit equal to one monthly payment and personal guarantees. In addition, where considered necessary other credit enhancements are obtained. At December 31, 1995 and 1996 and March 31, 1997, RBC held security deposits and sales and property taxes for the benefit of lessees of $7,981, $4,981 and $3,767, respectively.

     Activity in the allowance for lease losses is summarized as follows:

                                                                             FOR THE THREE
                                                  FOR THE YEAR ENDED             MONTHS
                                                     DECEMBER 31,           ENDED MARCH 31,
                                              ---------------------------   ----------------
                                               1994      1995      1996      1996      1997
                                              -------   -------   -------   -------   ------
                                                                              (UNAUDITED)
Balance at beginning of period..............  $   396   $ 1,840   $ 2,192   $ 2,192   $1,304
Provision for lease losses..................    2,000     2,985     2,391     1,015      390
Charge-offs.................................   (1,009)   (3,342)   (4,022)   (1,065)    (758)
Recoveries..................................      453       709       743       198      226
                                              -------   -------   -------   -------   ------
Balance at end of period....................  $ 1,840   $ 2,192   $ 1,304   $ 2,340   $1,162
                                              =======   =======   =======   =======   ======

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

NOTE 6 -- PREMISES AND EQUIPMENT:

     Premises and equipment are summarized as follows:

                                                                  DECEMBER 31,
                                                  ESTIMATED     -----------------    MARCH 31,
                                                 USEFUL LIVES    1995      1996        1997
                                                 ------------   -------   -------   -----------
                                                                                    (UNAUDITED)
Leasehold improvements.........................   7-10 years    $   105   $   176     $   177
Furniture and equipment........................    3-7 years      5,232     3,385       3,442
                                                                -------   -------     -------
                                                                  5,337     3,561       3,619
Less -- Accumulated depreciation and
  amortization.................................                  (3,304)   (2,441)     (2,522)
                                                                -------   -------     -------
                                                                $ 2,033   $ 1,120     $ 1,097
                                                                =======   =======     =======

     Depreciation and amortization expense for the years 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997 was $556, $525, $638, $133 and $82, respectively.

NOTE 7 -- LEASE COMMITMENTS:

     RBC, as lessee, has entered into various noncancelable operating lease agreements, primarily for office space and equipment. Certain of the leases contain renewal options and escalation clauses. In addition, under certain leases RBC pays maintenance, property taxes and insurance which are not included in minimum commitments below.

     At December 31, 1996, minimum commitments were as follows:

1997........................................................  $  638
1998........................................................     527
1999........................................................     465
2000........................................................     320
2001........................................................     284
2002 and thereafter.........................................     373
                                                              ------
                                                              $2,607
                                                              ======

     Rent expense for operating leases for the years 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997 was $622, $939, $968, $236 and $169,
respectively.

NOTE 8 -- INVESTMENT AND EQUITY IN UNDISTRIBUTED EARNINGS OF RESOURCE BANCSHARES MORTGAGE GROUP, INC.:

     In March 1996, RBMG completed a public offering of 3,842,961 shares of common stock. In a concurrent private placement, RBC purchased an additional 896,552 shares of common stock at the offering price of $14.50 per share for $13,000. This transaction resulted in an in-substance sale of a portion of Resource's investment in RBMG, and accordingly RBC recognized a gain of $2,456.

     At December 31, 1995, RBC held 6,016,755 shares of RBMG (after giving effect to various stock dividends and other stock issuances in 1995) representing a 42% equity interest. At December 31, 1996 and March 31, 1997, RBC held 7,397,238 shares of RBMG (after giving effect to various stock dividends and other stock issuances in 1996) representing a 38% equity interest. At December 31, 1995 and 1996, the market value of the shares of RBMG owned by RBC was approximately $85,739 and $105,411, respectively, based on a closing market price of $14.25 per share (after giving effect to the various stock dividends) at both dates. The market value of such shares at March 31, 1997 was approximately $116,506 based on a closing market price of $15.75 per share.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

     As result of the above transactions, a number of stock dividends and other stock issuances by RBMG after March 31, 1997, RBC currently owns 36.5% of the outstanding RBMG common stock.

     Summarized information concerning the assets, liabilities, equity and results of operations of RBMG is as follows:

                                                         DECEMBER 31,
                                                   ------------------------    MARCH 31,
                                                      1995          1996         1997
                                                   ----------    ----------   -----------
                                                                              (UNAUDITED)
ASSETS
Mortgage loans and mortgage servicing rights.....  $1,112,750    $  788,703   $  919,103
Premises and equipment...........................      16,314        21,135       21,055
Other assets.....................................     102,033       218,556      294,533
                                                   ----------    ----------   ----------
                                                   $1,231,097    $1,028,394   $1,234,691
                                                   ==========    ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Borrowings.......................................  $1,071,087    $  805,730   $1,001,329
Other liabilities................................      66,606        65,369       71,686
Stockholders' equity.............................      93,404       157,295      161,676
                                                   ----------    ----------   ----------
                                                   $1,231,097    $1,028,394   $1,234,691
                                                   ==========    ==========   ==========

                                                                       FOR THE THREE MONTHS
                                     FOR THE YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                     -------------------------------   --------------------
                                       1994       1995       1996        1996        1997
                                     --------   --------   ---------   --------    --------
                                                                           (UNAUDITED)
REVENUES AND EXPENSES
Net interest income................  $  7,686   $  8,635   $  16,902   $  3,243    $  3,735
Net gains on sale of mortgage loans
  and mortgage servicing rights....    34,535     41,168      80,283     18,599      18,518
Loan servicing fees and other
  income...........................    14,401     26,894      29,432      7,208       7,804
                                     --------   --------   ---------   --------    --------
Total revenues.....................    56,622     76,697     126,617     29,050      30,057
Total expenses.....................   (38,579)   (62,478)   (106,994)   (24,590)    (25,587)
                                     --------   --------   ---------   --------    --------
          Net income...............  $ 18,043   $ 14,219   $  19,623   $  4,460    $  4,470
                                     ========   ========   =========   ========    ========

NOTE 9 -- NOTES RECEIVABLE:

     At December 31, 1995, RBMG owed RBC $19,000 under various short-term notes receivable. All of the notes contained a due on demand clause, were unsecured and bore interest at the Wall Street Journal Prime interest rate. Interest income from the notes was $541, $271 and $271 for the years 1995 and 1996 and the three months ended March 31, 1996, respectively. The notes were repaid in March 1996 in conjunction with the RBMG stock offering. In 1994 there were no loans between RBC and RBMG and since March 1996 there have been none.

     At December 31, 1996, RBC has a note receivable from RPG in the amount of $2,267. The note bears interest at Wall Street Journal Prime, with an interest rate floor of 6%, and a cap of 10%, per annum. Interest through January 1, 1998 and through January 1, 1999 is payable on such dates in arrears with monthly payments thereafter. Principal is payable beginning January 1, 1999, based on a ten-year amortization with the balance due on November 30, 2001. In the event of a public or private offering of equity or debt of RPG, within 30 days after closing, the note must be reduced by the lesser of (i) 20% of the net proceeds to RPG or (ii) the remaining principal and accrued interest of the note.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

NOTE 10 -- GOODWILL AND OTHER INTANGIBLE ASSETS:

     Goodwill and other intangible assets (net of accumulated amortization) are summarized as follows:

                                                            DECEMBER 31,
                                                          ----------------    MARCH 31,
                                                           1995      1996       1997
                                                          ------    ------   -----------
                                                                             (UNAUDITED)
Goodwill................................................  $1,042    $2,337     $2,307
Other intangibles.......................................     341       720        700
                                                          ------    ------     ------
                                                          $1,383    $3,057     $3,007
                                                          ======    ======     ======

     The related amortization expenses were:

                                                                         FOR THE THREE
                                                  FOR THE YEAR ENDED      MONTHS ENDED
                                                     DECEMBER 31,          MARCH 31,
                                                 --------------------    --------------
                                                 1994    1995    1996    1996     1997
                                                 ----    ----    ----    -----    -----
                                                                          (UNAUDITED)
Goodwill.......................................  $213    $232    $250     $63      $30
Other intangibles..............................     2      10      14       2        2
                                                 ----    ----    ----     ---      ---
                                                 $215    $242    $264     $65      $32
                                                 ====    ====    ====     ===      ===

NOTE 11 -- SHORT-TERM AND LONG-TERM BORROWINGS:

     Short-term and long-term borrowings are summarized as follows:

                                                           DECEMBER 31,
                                                        ------------------    MARCH 31,
                                                         1995       1996        1997
                                                        -------    -------   -----------
                                                                             (UNAUDITED)
Revolving Credit Facility.............................  $53,206    $26,294     $22,682
Equipment Lease Trust.................................   35,812     10,663       6,005
Commercial Mortgage Warehouse.........................                           1,800
Commercial Mortgage Working Capital...................                           1,109
                                                        -------    -------     -------
                                                        $89,018    $36,957     $31,596
                                                        =======    =======     =======

     At December 31, 1996, all borrowings are due in 1997.

  Revolving Credit Facility

     TFP has a 364-day $75,000 (reduced to $50,000 in May 1997) revolving credit facility to provide interim financing for its leasing portfolio. The warehouse credit agreement which was due in May 1997 and has been extended until August 1997 generally provides that TFP may borrow up to 85% (reduced to 82% in May
1997) of the aggregate eligible discounted lease receivable balance related to leases on which a first priority perfected security interest has been granted to the lender. A discount rate equal to the two-year Treasury plus 3.00% is used to compute the aggregate discounted eligible lease receivables balance. The agreement provides for either a variable rate of interest based on the 30 day London Interbank Offered Rate ("LIBOR") plus 1.00% or at the borrower's election, amounts may be fixed based on the 60 or 90 day LIBOR rate plus 1.00%. Interest is payable monthly with principal due at the earlier of the disposition of the leases or the maturity of the line. In the event the revolver balance exceeds the credit line, RBC has five days to cure the shortfall or the revolver will convert to a term loan at a fixed rate of LIBOR plus 1.50% for 60 days and LIBOR plus 3.50% thereafter. Repayment of a term loan will be based upon scheduled payments of the underlying lease receivables. Under the credit facility, Resource is obligated to repurchase or substitute leases up to a maximum of $20 million for warranty events.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

     The revolving credit facility contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by RBC. During a portion of 1996 and first quarter 1997, RBC did not comply with several of those conditions; however, the lender has waived the exception or retroactively modified the covenants so that RBC is in compliance.

     The credit agreement includes covenants which restricts TFP's ability to incur debt, encumber assets, other than as collateral for the facility, sell assets, merge, declare or pay any dividends or change its corporate by-laws or certificate of incorporation. The revolving credit facility contains various covenants requiring RBC to maintain a net worth of at least $40 million and a leverage ratio not exceeding 10:1 as well as change in control covenants.

  Equipment Lease Trust

     Effective December 28, 1994, PSSFC Equipment Lease Trust 1994-3 ("Trust"), a special purpose entity formed by TFP II, issued $58,689 of Class A Senior 8.10% and $9,268 of Class B Subordinated 9.23% Lease Backed Notes (collectively, the "Notes"). Under the terms of an indenture agreement between TFP II, the Trust and the indenture trustee, TFP II sold certain of its lease receivables having a net lease balance of $72,846 to the Trust which in turn granted the indenture trustee a security interest in all collections on those lease receivables. Under the terms of the indenture agreement, all collections thereunder are generally applied in the following priority: (1) to pay interest on the Class A Notes, (2) to pay interest on the Class B Notes, (3) to pay principal on the Class A Notes, and (4) to pay principal on the Class B Notes. Payments on the Class B Notes are subordinated to payments on the Class A Notes. TFP II has retained a residual interest in the Trust such that any amounts remaining after full repayment of the Notes, together with interest due thereon and after payment of all ancillary obligations of the Trust, will be returned to TFP II. However, neither TFP II nor RBC have any obligation to make payments on the Notes should collections on the underlying lease receivables prove insufficient for such purposes. TFP II has an option to prepay the Notes when the aggregate principal balance of the Notes is less than 10% of the initial principal amount and the limited right, but not an obligation, to substitute comparable leases for any lease receivable which defaults, prepays or terminates prior to its scheduled termination date. RBC has accounted for the sale of the lease receivables and issuance of the Notes as a collateralized financing.

  Commercial Mortgage Warehouse and Working Capital Facility

     In August 1996, Laureate Realty entered into a 364 day, $14,000 revolving warehouse credit facility with a financial institution. The warehouse facility generally provides interim financing between the time the Federal Home Loan Mortgage Corporation ("Freddie Mac") multifamily conventional loans are closed and the delivery of the loans to Freddie Mac, the investor. The loan is secured by the underlying loans and interest is at the higher of 30 day adjusted LIBOR plus 1.50% or the interest rate of the collateral. In August 1996, Laureate Realty also obtained a 364 day, $2,500 revolving working capital line of credit with the same financial institution. Interest on this line is at 30 day adjusted LIBOR plus 2.00%. Both facilities expire August 18, 1997, unless extended and both contain certain covenants with which RBC is in compliance as of December 31, 1996 and March 31, 1997. Under these facilities, Laureate Realty is required to maintain liquid assets of $200 and net worth of at least $1,000 and Resource, which is guarantor of the lines, is required to maintain liquid assets of at least $3,000, a minimum net worth of $35,000 and a ratio of total liabilities to net worth is not permitted to exceed 2:1. In addition, Resource must not encumber $5,000 of its stock in RBMG and there are restrictions on changes in ownership, control and management.

  Compliance with Loan Covenants

     Although management anticipates continued compliance, there can be no assurance that RBC will be able to comply with the debt covenants specified for each of its financing agreements. Failure to comply could result in the loss of the related financing and the immediate repayment of the outstanding loan balance.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

     The monthly average outstanding amount under these credit arrangements during 1996 and the first quarter of 1997 was $71,418 and $33,002, respectively, and the weighted average interest rate during such periods was 7.52% and 7.67%, respectively. RBC incurred interest expense of $2,429, $6,643, $5,212, $1,605 and $663 for the years 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, respectively. RBC also incurred facility fees related to these credit facilities totaling $701, $147, $43, $0 and $0 for the years 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, respectively. These fees have been capitalized and included in other assets and are being amortized as interest expense over the terms of and in proportion to the estimated loan balances. At December 31, 1996 and March 31, 1997, RBC had additional advances available under these credit agreements of $21,015 and $14,661, respectively.

NOTE 12 -- GAIN ON SALE OF RETAIL BANKING BUSINESS:

     During 1994, RBC divested itself of its remaining Retail Banking Business. A reconciliation of the net assets sold to the amount of cash transferred as reflected in the Consolidated Statement of Cash Flows is set forth below for the year ended December 31, 1994:

LIABILITIES ASSUMED BY PURCHASERS:
Deposits....................................................  $367,377
Short-term borrowings.......................................     7,100
Other liabilities...........................................     3,553
ASSETS TRANSFERRED TO PURCHASERS:
Temporary investments.......................................  (146,550)
Trading securities..........................................   (22,692)
Investment securities.......................................   (15,053)
Loans, net..................................................  (107,302)
Premises and equipment......................................   (10,978)
Other assets................................................    (1,988)
                                                              --------
Net liabilities transferred.................................    73,467
Less -- Gain on sale of branch operations...................    (9,931)
Less -- Goodwill and other intangibles charged-off..........    (9,553)
                                                              --------
Net cash transfer reflected in the Consolidated Statement of
  Cash Flows................................................  $ 53,983
                                                              ========

     The above gains have been presented on a pre-tax basis. Tax expense for financial reporting purposes allocable thereto approximated $5,041 for the year ended December 31, 1994. The amounts reflected as net cash transferred and pre-tax gains are presented net of related selling expenses of $2,412.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

NOTE 13 -- INCOME TAXES:

     The components of the provision (benefit) for income taxes are as follows:

                                                                               FOR THREE
                                                                                MONTHS
                                                      FOR THE YEAR ENDED         ENDED
                                                         DECEMBER 31,          MARCH 31,
                                                   ------------------------   -----------
                                                    1994     1995     1996    1996   1997
                                                   ------   -------   -----   ----   ----
                                                                              (UNAUDITED)
Current:
  Federal........................................  $5,901   $(4,125)  $(747)  $622   $217
  State..........................................     119      (426)    216            35
                                                   ------   -------   -----   ----   ----
                                                    6,020    (4,551)   (531)   622    252
Deferred:
  Federal........................................    (288)    5,059     701   (140)    55
  State..........................................     (27)      470     297     90      6
                                                   ------   -------   -----   ----   ----
                                                   $5,705   $   978   $ 467   $572   $313
                                                   ======   =======   =====   ====   ====

     RBC's effective tax rate varied from the statutory federal tax rate due to the following:

                                                FOR THE YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------
                                           1994               1995               1996
                                     ----------------   ----------------   ----------------
                                                % OF               % OF               % OF
                                               PRETAX             PRETAX             PRETAX
                                     AMOUNT    INCOME   AMOUNT    INCOME   AMOUNT    INCOME
                                     -------   ------   -------   ------   -------   ------
Tax expense at statutory rate......  $ 6,967    35.0%   $ 2,689    35.0%   $ 2,702    35.0%
State tax, net of federal
  benefit..........................      647     3.3        250     3.3         76     1.0
Goodwill...........................    1,212     6.1         70      .9         58      .8
Benefit of dividends received
  deduction on equity in earnings
  of RBMG..........................   (3,553)  (17.8)    (1,801)  (23.5)    (2,079)  (27.0)
Valuation allowance................                                           (107)   (1.4)
Other, net.........................      432     2.1       (230)   (3.0)      (183)   (2.4)
                                     -------   -----    -------   -----    -------   -----
                                     $ 5,705    28.7%   $   978    12.7%   $   467     6.0%
                                     =======   =====    =======   =====    =======   =====

                                                       FOR THE THREE MONTHS ENDED MARCH 31,
                                                      ---------------------------------------
                                                             1996                 1997
                                                      ------------------   ------------------
                                                                  % OF                 % OF
                                                                 PRETAX               PRETAX
                                                       AMOUNT    INCOME     AMOUNT    INCOME
                                                      --------   -------   --------   -------
                                                                    (UNAUDITED)
Tax expense at statutory rate.......................   $ 1,240     35.0%    $   771     35.0%
State tax, net of federal benefit...................        68      1.9          26      1.2
Goodwill............................................        14       .4
Benefit of dividends received deduction on equity in
  earnings of RBMG..................................      (519)   (14.7)       (497)   (22.6)
Valuation allowance.................................      (107)    (3.0)
Other, net..........................................      (124)    (3.5)         13       .6
                                                       -------    -----     -------    -----
                                                       $   572     16.1%    $   313     14.2%
                                                       =======    =====     =======    =====

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

     RBC provides deferred taxes on its equity in undistributed earnings of RBMG assuming such earnings will be eligible for an 80% dividends received deduction. In 1994, RBC cumulatively adjusted its deferred tax liability account to reflect this policy.

     Deferred tax (assets) liabilities arising in accordance with FAS No. 109 are as follows:

                                                       DECEMBER 31,
                                                ---------------------------     MARCH 31,
                                                 1994      1995      1996         1997
                                                -------   -------   -------    -----------
                                                                               (UNAUDITED)
Allowance for lease losses....................  $  (844)  $(1,162)  $  (591)     $  (444)
Deferred compensation.........................   (2,280)   (1,871)   (2,843)      (2,341)
Prepaid and accrued expense...................     (346)     (153)       62          (12)
State net operating loss carry forwards.......     (107)     (107)     (662)        (662)
Other.........................................     (147)       (9)
                                                -------   -------   -------      -------
          Gross deferred tax assets...........  $(3,724)  $(3,302)  $(4,034)     $(3,459)
                                                -------   -------   -------      -------
Deferred gain on partial sale of RBMG.........  $ 6,246   $ 6,246   $ 7,186      $ 7,186
Equity in undistributed earnings of RBMG......      971     1,421     1,825        1,961
Premises and equipment depreciation...........    2,913     5,989     2,488        1,847
Deferred fees.................................      385     1,698       120          111
Other.........................................                268
                                                -------   -------   -------      -------
          Gross deferred tax liabilities......   10,515    15,622    11,619       11,105
                                                -------   -------   -------      -------
Valuation allowance against deferred tax
  assets......................................      107       107
                                                -------   -------   -------      -------
                                                $ 6,898   $12,427   $ 7,585      $ 7,646
                                                =======   =======   =======      =======

     In 1994 and 1995, RBC had provided a valuation allowance relating to the tax benefits of certain state tax loss carry forwards. Management currently believes the tax benefits relating to the state tax loss carry forwards are recoverable.

NOTE 14 -- EMPLOYEE BENEFIT PLANS:

  Employee Stock Ownership Plan ("ESOP")

     All employees of RBC having attained age 21 and having completed 1,000 hours of employment are eligible to participate in RBC's leveraged ESOP. Participants vest in RBC's contributions at a rate of 20% per year. Contributions made by RBC to the ESOP may be made in the form of cash or Resource common stock at the discretion of the Board of Directors, except that a cash contribution is required to be made in sufficient amounts to pay any maturing debt obligations of the ESOP. During 1994, RBC contributed $275 to the ESOP and loaned the ESOP $765. During 1995, RBC contributed $300 to the ESOP. During 1994, 1995 and 1996 the ESOP received $121, $133 and $0 of dividends on shares of Resource held by the plan, respectively. Such dividends were used to reduce the acquisition loans from Resource. During the three months ended March 31, 1996 and March 31, 1997, there were no contributions made to the ESOP or dividends received by the ESOP.

     Shares held by the ESOP are allocated to participants as the loan and interest are repaid. Under the provisions of SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans," shares purchased on or before December 31, 1992 are "grandfathered" and the ESOP accounts for these shares under SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." RBC recognizes expense based on the number of shares allocated to participants and the cost or fair market value of the shares released depending on whether the shares were purchased before or after December 31, 1992. Compensation expense recorded by RBC in connection with the ESOP was $275, $767 and $281 for the years ended December 31, 1994, 1995 and 1996,

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

respectively. There was no compensation expense recorded by RBC during the three months ended March 31, 1996 and March 31, 1997.

     Effective December 31, 1996, the ESOP sold to Resource 122,928 of the unallocated shares of RBC stock in satisfaction of all of the outstanding ESOP acquisition loans. The sales price per share was determined by an independent valuation. The remaining unallocated shares of 33,528 were allocated as of December 31, 1996 to qualified participants.

     At December 31, 1994, 1995 and 1996 and March 31, 1996 and March 31, 1997,
the ESOP had allocated shares to participants of 76,137, 87,090, 118,721, 87,090 and 118,721, respectively. For the same periods and considering the 33,528 shares described above, the ESOP held unallocated shares of 165,512, 154,567, -0-, 154,567 and -0-, respectively.

     In conjunction with the Spin-off, the December 31, 1996 ESOP benefits allocated to RPG participants are being spun-off to a separate RPG ESOP plan.

  Phantom Stock Plan

     Prior to 1994, RBC adopted a Phantom Stock Plan that provided for the awarding of up to 350,000 deferred compensation units. Under the Plan, a vesting period and value base was assigned at the time an award was made. The plan permitted a vesting period of between five and ten years with full vesting by the end of the vesting period.

     Under the plan, upon becoming fully vested a participant is paid, for each unit held, (i) the difference between the market value of a share of common stock as defined in the plan and the value base of the unit plus (ii) the amount of cash dividends paid on a share of RBC common stock that had a record date for payment between the date of the award and January 14, 1995.

     On December 15, 1994, the Board of Directors of Resource amended the Phantom Stock Plan to provide for current payment to participants of an amount equal to the product of (i) the common stock per share dividend declared and paid by RBC which has a record date between January 15, 1995 and the payment date and (ii) the number of Phantom units. As of December 31, 1994, 1995 and 1996 and March 31, 1996 and 1997, of the 346,350 units which had been awarded, there were 193,200, 186,700, 183,200, 186,700 and 183,200, respectively units outstanding. All of the units were awarded at a value base of $7.50 and originally vested over five years. However, in 1994 and again in 1995, Resource's Board of Directors extended the vesting period for certain of the units for an additional twelve months.

     During 1994, LCC's Board of Directors adopted a similar Phantom Stock Plan for the benefit of its employees which provides for awarding of up to 2,200 deferred compensation units. At December 31, 1995 and 1996, LCC had awarded 1,825 and 375 units, respectively, at a value base which approximated book value. In 1996, LCC's Board of Directors authorized and awarded 2,500 Special Phantom units. Under the LCC plan, participants receive amounts equivalent to the amount of any dividend paid on LCC common stock between the date of the grant and the payment date, times the number of units owned, except to the extent that the dividend causes book value per share of LCC to be reduced below the value base, in which case the value base shall be reduced.

     Between 1990 and 1993, Resource's Board of Directors approved several Special Phantom Stock Awards in the aggregate of 700,000 units for RBC's chairman and chief executive officer and in 1994, Resource's Board of Directors awarded that officer another 200,000 units. The terms and conditions of those awards were essentially the same as the regular Phantom Stock Plan except that any time RBC pays a common stock cash dividend, the employee receives an amount equivalent to the per share dividend paid times the number of special units, except with respect to the units awarded for 1994 for which the value base is reduced by the amount of per share common stock cash dividends paid with a record date between December 15, 1994 and the payment date. At

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

December 31, 1996, the value base of the outstanding units was 300,000 at $7.50, 300,000 at $8.50 and 100,000 at $9.00. The 200,000 units awarded in 1994 expired without any payment due. As of December 31, 1996 the units are scheduled to fully vest 200,000 in 1996, 400,000 in 1997 and 300,000 in 1998.

     At December 31, 1995 and 1996 and March 31, 1997, the accrued phantom stock expense was $4,439, $6,754 and $5,644, respectively.

     Compensation expense on the Phantom Stock Plans is measured by the difference between market value as defined in the plans (currently 150% of the book value of a share of common stock) and the value base and is recognized over the vesting period.

     In February 1997, Resource's Board of Directors approved the immediate vesting of all of the Phantom Stock units outstanding under the Resource Phantom Stock Plan and Special Phantom Stock Plan, except the 200,000 special units which expired as of December 31, 1996 (the "Phantom Plans"), and terminated the plans. In addition, Resource's Board of Directors approved the payment of the Phantom Plans liability by a combination of Resource common stock and cash. In conjunction with this action, Resource issued 211,363 shares of Resource voting common stock and has paid out cash of approximately $2,572.

  401(k) Retirement Savings Plan

     RBC has a 401(k) Retirement Savings Plan which is available to all regular, full-time active employees. The plan allows employees to contribute annually up to 15% of their gross before-tax earnings, subject to the maximum established by law. Employees become eligible to participate in the plan upon completion of six months continuous service. RBC matches 50% of the employee's contribution up to a maximum of 3% of the employee's gross compensation. The employee immediately vests in contributions made by the employee and vests in employer matching contributions at a rate of 25% per year. RBC matching contributions were $47, $120, $203, $68 and $36 for the years 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively.

NOTE 15 -- COMMITMENTS AND CONTINGENCIES:

     RBC was servicing commercial mortgage loans of $107,691, $1,464,360, $2,334,451, $1,504,774 and $2,400,990 at December 31, 1994, 1995 and 1996 and
March 31, 1996 and 1997, respectively. At December 31, 1996 and March 31, 1997, 47% of commercial mortgage loans outstanding were being serviced for a single customer who accounted for 32% and 22%, respectively, of commercial mortgage fees and commercial mortgage servicing fees for the year 1996 and the first quarter of 1997 .

     In addition, at December 31, 1994, 1995 and 1996 and March 31, 1996 and 1997, RBC was servicing $0, $29,249, $78,747, $27,592 and $81,921, respectively, of leases for third parties, the majority of which were serviced for a single customer who accounted for 65% and 75%, respectively, of leasing non-interest revenue during 1996 and the three months ended March 31, 1997. Commercial mortgage loans and leases serviced for others are not included in the accompanying balance sheet. In addition, escrow balances related to serviced commercial mortgage loans are not included in the accompanying balance sheet.

     In the ordinary course of business, RBC is exposed to liabilities under representations made to investors in connection with the origination of commercial mortgage loans and the sale and servicing of leases and, as further described in Note 11, to a Trust in connection with the issuance of certain lease backed notes payable. Additionally, RBC is responsible for servicing commercial mortgage loans and certain lease receivables in conformity with the terms of the related agreements. Under certain circumstances, RBC could be required to repurchase certain receivables or to indemnify the issuer or the Trust if there has been a breach of representations or warranties, or a failure to service the underlying receivables in a manner consistent with the terms of the underlying agreements. RBC does not expect to incur any material liabilities or losses pursuant to these

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

provisions. Accordingly, no provision for loss related thereto has been made in the accompanying financial statements.

     In conjunction with the Spin-off described in Note 3, Resource agreed to
(i) guarantee until November 30, 2001, up to $5,000 of RPG's bank debt, for which Resource will be paid an annual guarantee fee of 62.5 basis points, (ii) continue to guarantee performance under a RPG transaction processing agreement and a marketing agreement and (iii) indemnify RPG for any taxes associated with the Spin-off or any taxes for periods prior to 1996 which have not been provided for in RPG's financial statements. In addition, RPG has agreed to indemnify Resource for any losses or expenses incurred by Resource in conjunction with the guarantee of the above bank debt and transaction processing agreement.

     RBC is involved in a series of claims and counter claims, including class actions brought by various parties on behalf of various lessees regarding equipment which the lessees acquired from a single vendor. Between 1989 and 1996, the vendor sold approximately eleven thousand pieces of advertising equipment which were financed by various third party lessors. In 1996, the vendor filed for bankruptcy. At December 31, 1996 and March 31, 1997, RBC has approximately 281 and 275 of such leases with a net lease receivable balance of $2,243 and $2,119, respectively. All of RBC's leases contain "hell or high water" provisions which require the lessee to fully pay the lease without regard to fitness, suitability, performance of the vendor or any other conditions. The plaintiffs have claimed, among other things, fraud, breach of duty of good faith and fair dealing, RICO violations and default by the vendor on a marketing agreement with the lessees. The plaintiffs are seeking release from the leases and actual and punitive damages. Similar claims and actions have been filed against most, if not all of the lessors of the equipment. RBC's management believes the leases are enforceable and that any claims by the plaintiffs are against the vendor and not RBC. RBC is aggressively defending itself and has immediately demanded payment for any such lease which has become past due or where the lessee has advised RBC that they do not intend to make further payment of the lease. The risks associated with these leases have been considered in the allowance for lease losses and RBC's management does not expect these actions to have a material adverse effect on the financial position of RBC.

     RBC has various other lawsuits and claims arising from time to time in the conduct of its business; however, they are not expected to have any material adverse effect on the financial position or results of operations of RBC.

NOTE 16 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

     RBC is not a party to any financial instruments with off-balance sheet risk or a party to any derivatives.

NOTE 17 -- SHAREHOLDERS' EQUITY:

     The nonvoting common stock of RBC is not transferable except under limited circumstances. The nonvoting common stock may be converted into RBC's voting common stock but only if conversion does not result in direct or indirect ownership of greater than 9.9% of such voting common stock. When allowed, conversion is on a share for share basis. The nonvoting common stock automatically converts if certain events occur, including a sale of all or substantially all of RBC's assets or common stock, a merger in which RBC is not the surviving entity or a dissolution of RBC. The nonvoting stock is also redeemable at the investor's option at a price specified by the investor but only to the extent RBC is able to sell newly issued common stock at a price equal to such specified price.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

NOTE 18 -- GENERAL AND ADMINISTRATIVE EXPENSES:

     General and administrative expenses are summarized as follows:

                                                                             FOR THE THREE
                                                   FOR THE YEAR ENDED        MONTHS ENDED
                                                      DECEMBER 31,             MARCH 31,
                                               ---------------------------   -------------
                                                1994      1995      1996      1996    1997
                                               -------   -------   -------   ------   ----
                                                                              (UNAUDITED)
Data processing and marketing................  $ 2,779   $ 3,056   $ 4,133   $  859   $ 65
Filing fees and credit reports...............    1,842       684     1,257      122     20
Legal and professional.......................    1,088     1,117     1,908      406    243
Postage and freight..........................    5,270     1,803     3,759      355     33
Telephone....................................      574       767     1,024      186     69
Insurance....................................      276       521       540       98    124
Other........................................    2,024     2,519     4,344      648    431
                                               -------   -------   -------   ------   ----
                                               $13,853   $10,467   $16,965   $2,674   $985
                                               =======   =======   =======   ======   ====

NOTE 19 -- FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following table presents the carrying amounts and fair values of RBC's financial instruments at December 31, 1995 and 1996 and March 31, 1997.

                                                       DECEMBER 31,
                                        -------------------------------------------        MARCH 31,
                                                1995                   1996                   1997
                                        --------------------   --------------------   --------------------
                                                   ESTIMATED              ESTIMATED              ESTIMATED
                                        CARRYING    MARKET     CARRYING    MARKET     CARRYING    MARKET
                                         VALUE       VALUE      VALUE       VALUE      VALUE       VALUE
                                        --------   ---------   --------   ---------   --------   ---------
                                                                                          (UNAUDITED)
ASSETS
Long-term notes receivables...........  $          $           $ 2,267     $ 2,218    $ 2,267     $ 2,218
Lease receivables, net of unearned
  income and allowance for lease
  losses..............................   111,885    115,874     55,583      57,695     46,709      48,179
Investment in Intek...................                           2,000       6,964      1,500       3,800
LIABILITIES
Short-term and long-term borrowings...    89,018     89,464     36,957      36,957     31,596      31,596

     The following notes summarize the significant methods and assumptions used in estimating the fair values of financial instruments:

     Long-term notes receivables are estimated by discounting future cash flow using the current rates at which similar loans would be made to borrowers with similar credit ratings.

     Lease receivables are valued by management for each homogenous category of leases by discounting future expected cash flows. Lease receivables held for sale are valued by management based upon recent sales with consideration given to differences between those leases and leases sold. The implicit discount rate applied for purposes of determining the aggregate discounted lease balance was obtained from an investment banker based on a recent lease securitization.

     The investment in Intek is valued based upon the price of the shares sold by RBC in February 1997 and discussed in Note 2.

                        RESOURCE BANCSHARES CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

     The carrying value of RBC's short-term borrowings which include the revolving credit facility and RBC's Class B Note approximate fair value. The fair value of RBC's Class A Note was valued by an independent third party as of December 31, 1996 and December 31, 1995.

     The carrying values of cash, accounts receivable and payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities; therefore, these items are not included in the table above.

NOTE 20 -- SUBSEQUENT EVENT (UNAUDITED):

     On April 18, 1997, RBC entered into a definitive merger agreement with RBMG. The agreement, which is subject to shareholder and regulatory approvals, provides that RBMG will acquire RBC through the issuance of an aggregate number of shares of RBMG Common Stock equal to the number of shares of RBMG owned by RBC (7,397,238 shares as of March 31, 1997) plus two million additional shares. The merger will be structured as a tax-free reorganization.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Walsh Holding Co., Inc.:

     We have audited the accompanying consolidated balance sheet of Walsh Holding Co., Inc. as of December 31, 1996, and the related statements of income, stockholders' equity, and cash flows for the nine-month period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walsh Holding Co., Inc. as of December 31, 1996, and the results of its operations and its cash flows for the nine-month period then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New York, New York
March 28, 1997

                            WALSH HOLDING CO., INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,     MARCH 31,
                                                                   1996           1997
                                                              --------------   -----------
                                                                               (UNAUDITED)
                                                                    ($ IN THOUSANDS)
                                   ASSETS
Cash........................................................     $  5,066       $  2,692
Mortgage loans held for sale (note 3).......................      245,022        108,282
Other loans (note 3)........................................        8,344          9,113
Residual certificates (notes 5 and 6).......................        9,861         38,241
Accrued interest receivable.................................        2,331            878
Goodwill....................................................        3,808          3,705
Premises and equipment (note 7).............................        1,005          1,138
Real estate owned...........................................        3,073          3,596
Other assets (note 8).......................................        5,570          1,112
                                                                 --------       --------
          Total assets......................................     $284,080       $168,757
                                                                 ========       ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Borrowings (note 9).......................................     $266,755       $123,701
  Accrued tax liabilities (note 10).........................        6,004         16,062
  Other liabilities.........................................        2,872          2,165
                                                                 --------       --------
          Total liabilities.................................      275,631        141,928
                                                                 --------       --------
Stockholder's equity (note 13):
  Common stock, $.01 par value. Authorized 2,500 shares;
     issued 75 shares.......................................           --             --
  Paid-in capital...........................................          250            250
  Retained earnings.........................................        8,199         26,579
                                                                 --------       --------
          Total stockholders' equity........................        8,449         26,829
                                                                 --------       --------
Commitments and contingencies (note 12)
          Total liabilities and stockholders' equity........     $284,080       $168,757
                                                                 ========       ========

          See accompanying notes to consolidated financial statements.

                            WALSH HOLDING CO., INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                NINE-MONTH
                                                               PERIOD ENDED     THREE-MONTH
                                                               DECEMBER 31,     PERIOD ENDED
                                                                   1996        MARCH 31, 1997
                                                              --------------   --------------
                                                                                (UNAUDITED)
                                                                     ($ IN THOUSANDS)
Revenues:
  Gain on sales of loans....................................     $21,563          $33,879
  Interest income...........................................      13,235            3,713
  Fee income................................................       4,780            1,920
  Other income..............................................         476               --
                                                                 -------          -------
          Total revenues....................................      40,054           39,512
                                                                 -------          -------
Expenses:
  Interest expense..........................................      10,161            3,436
  Compensation and benefits.................................       8,757            3,192
  Occupancy and equipment...................................       1,115              463
  General and administrative................................       1,794              521
  Advertising and promotion.................................         111               55
  Lending and servicing.....................................       1,494              749
  Goodwill amortization.....................................         309              103
  Other.....................................................       1,414              331
                                                                 -------          -------
          Total expenses....................................      25,155            8,850
                                                                 -------          -------
          Income before income tax expense..................      14,899           30,662
Income tax expense (note 10)................................       6,700           12,282
                                                                 -------          -------
          Net income........................................     $ 8,199          $18,380
                                                                 =======          =======

          See accompanying notes to consolidated financial statements.

                            WALSH HOLDING CO., INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      NINE-MONTH PERIOD ENDED DECEMBER 31, 1996
                                                     AND THREE-MONTH PERIOD ENDED MARCH 31, 1997
                                                                     (UNAUDITED)
                                                     -------------------------------------------
                                                               ADDITIONAL
                                                     COMMON     PAID-IN      RETAINED
                                                     STOCK      CAPITAL      EARNINGS     TOTAL
                                                     ------    ----------    --------    -------
                                                                  ($ IN THOUSANDS)
Initial capitalization at April 1, 1996............   $ --        $250       $    --     $   250
Net income.........................................     --          --         8,199       8,199
                                                      ----        ----       -------     -------
Balance at December 31, 1996.......................     --         250         8,199       8,449
Net income (unaudited).............................     --          --        18,380      18,380
                                                      ----        ----       -------     -------
Balance at March 31, 1997 (unaudited)..............   $ --        $250       $26,579     $26,829
                                                      ====        ====       =======     =======

          See accompanying notes to consolidated financial statements.

                            WALSH HOLDING CO., INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                NINE-MONTH      THREE-MONTH
                                                               PERIOD ENDED    PERIOD ENDED
                                                               DECEMBER 31,      MARCH 31,
                                                                   1996            1997
                                                              --------------   -------------
                                                               ($ IN THOUSANDS) (UNAUDITED)
Cash flows from operating activities:
  Net income................................................    $   8,199        $  18,380
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation...........................................          148               66
     Amortization of goodwill...............................          309              103
     Provision for loan losses..............................          811              242
     Mortgage loans originated and purchased................     (567,874)        (249,962)
     Decrease in premiums from mortgage loans originated and
       purchased............................................          576            1,292
     Mortgage loan sales and payoffs........................      450,574          385,185
     Decrease (increase) in accrued interest receivable.....       (1,348)           1,453
     Increase in other loans................................       (2,200)            (785)
     Increase in real estate owned..........................       (1,923)            (523)
     Increase in other liabilities..........................        5,606            9,350
     Decrease (increase) in other assets....................       (5,054)           4,458
     Increase in residual certificates......................       (9,861)         (28,381)
                                                                ---------        ---------
          Net cash (used in) provided by operating
            activities......................................     (122,037)         140,878
                                                                ---------        ---------
Cash flows from investing activities:
  Purchase of Company in leveraged buyout...................      (20,599)              --
  Purchases of premises and equipment.......................         (440)            (198)
                                                                ---------        ---------
          Net cash used in investing activities.............      (21,039)            (198)
                                                                ---------        ---------
Cash flows from financing activities:
  Net increase (decrease) in borrowings.....................      147,892         (143,054)
  Proceeds from issuance of common stock....................          250               --
                                                                ---------        ---------
          Net cash provided by (used in) financing
            activities......................................      148,142         (143,054)
                                                                ---------        ---------
          Net increase (decrease) in cash...................        5,066           (2,374)
Cash at beginning of period.................................           --            5,066
                                                                ---------        ---------
Cash at end of period.......................................    $   5,066        $   2,692
                                                                =========        =========
Supplemental information -- interest paid...................    $   9,952        $   3,331
                                                                =========        =========

          See accompanying notes to consolidated financial statements.

                            WALSH HOLDING CO., INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)

(1)  ORGANIZATION

     Walsh Holding Co., Inc. (the "Company" or "WSI"), together with its wholly-owned subsidiaries, Walsh Securities, Inc. and Walsh Property, Inc. originate, purchase and sell high yielding, nonconforming mortgage loans secured by liens on one- to four-family residential properties.

     The Company was formed in April 1996 to acquire the capital stock of GF Mortgage, Corp., the predecessor to Walsh Securities, Inc. and GF Property, Corp. the predecessor to Walsh Properties, Inc. which were previously wholly-owned subsidiaries of Gruntal Financial Corp. ("Gruntal"). In this transaction Gruntal sold 100% of Walsh Securities, Inc. and Walsh Properties, Inc. to the Company, a newly formed enterprise organized by Robert Walsh, the key member of Walsh Securities, Inc. and Walsh Properties, Inc. (formerly GF Mortgage Corp. and GF Properties Corp.), for the sole purpose of acquiring Walsh Securities, Inc. and Walsh Properties, Inc. in a leveraged buyout transaction. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of GF Mortgage Corp. and GF Properties Corp. have been included in the Company's consolidated financial statements from April 1, 1996. The purchase acquisition price was $20.6 million. The assets of the Company were increased by $1.5 million and the liabilities were decreased by $1.1 million to reflect the fair value of the net identifiable assets of the Company. The excess of the purchase price over the fair value of the net identifiable assets acquired of $4.1 million has been recorded as goodwill and is being amortized on a straight-line basis over ten years.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Walsh Holding Co., Inc., together with its wholly-owned subsidiaries, Walsh Securities, Inc. and Walsh Property, Inc.

  Basis of Consolidated Financial Statements Presentation

     The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

  Unaudited data

     The consolidated financial statements as of and for the three-month period ended March 31, 1997 and related footnote information herein are unaudited.

  Mortgage Loans Held for Sale

     Mortgage loans held for sale include mortgage loans acquired by the Company for resale to customers and are carried at the lower of aggregate cost or market. The cost of mortgage loans held for sale is the cost of the mortgage loans increased by premiums associated with originating or acquiring the loans. Management of the Company monitors the loan portfolio on an ongoing basis and considers such factors as historical loan loss experience, underlying collateral values, known problem loans, assessment of economic conditions, including changes in interest rates, and other appropriate data to identify risks in the loan portfolio. Based on the Company's experience, an allowance for loan losses has been established (see note 4).

                            WALSH HOLDING CO., INC.

  Revenue Recognition

     Gains and losses on sale of mortgage loans are recognized when mortgage loans are sold to investors. The Company primarily sells loans on a non-recourse basis, at a price above the face value of the loan. Gain on sales of loans is recorded on the settlement date.

     Included in the gain on sales of loans is gain on a securitization representing the fair value of interest-only and residual certificates received by the Company which are reflected as trading securities. Gain on sales from securitization represents the difference between the proceeds received from the trust plus the fair value of the interest-only and residual certificates less the carrying value of the loans sold. Fair value of these certificates is determined based on various economic factors, including loan types, size, interest rates, dates of origination, terms and geographic locations. The Company also used other available information such as reports on prepayment rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. The Company reviews these factors and, if necessary, adjusts the remaining asset to the fair value of the interest-only and residual certificates.

     Although the Company believes it has made reasonable estimates of the fair value of the interest-only and residual certificates likely to be realized, the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimates. The gain on securitization recognized by the Company upon the sales of loans through securitizations will have been overstated if prepayments or losses are greater than anticipated. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the interest-only and residual certificates, adversely impacting earnings. Similarly, if delinquencies, liquidations or interest rates were to be greater than was initially assumed, the fair value of the interest-only and residual certificates would be negatively impacted which would have an adverse effect on income for the period in which such events occurred. Should the estimated average loan life assumed for this purpose be shorter than the actual life, the amount of cash actually received over the lives of the loans would exceed the gain previously recognized at the time the loans were sold through securitization and would result in additional income.

  Impaired Loans

     The Company has defined the population of impaired loans to be all nonaccrual commercial real estate loans and mortgage loans greater than $300,000. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as mortgage loans less than $300,000, are specifically excluded from the impaired loan portfolio. Loans classified as impaired by the Company at December 31, 1996 and March 31, 1997 total $2.9 million and $3.3 million, respectively. The average balance of impaired loans for the nine-month period ended December 31, 1996 and the three-month period ended March 31, 1997 is $2.6 million and $3.1 million, respectively.

  Interest Income

     Interest income is accrued as earned based upon the principal amounts outstanding at applicable interest rates. Interest accrual is discontinued when a loan becomes 60 days delinquent.

  Premises and Equipment

     Premises and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of individual assets. Leasehold improvements are amortized over the shorter of the terms of the related leases or the estimated useful lives of improvements.

                            WALSH HOLDING CO., INC.

  Goodwill Amortization

     The Company recognized goodwill for the April 1, 1996 purchase price in excess of the fair market value of net assets acquired. Goodwill is amortized as an expense on a straight line basis over a period of ten years. The carrying value of goodwill is analyzed quarterly by the Company based upon the expected revenue and profitability levels of the acquired enterprise to determine whether the value and future benefit may indicate a decline in value. If the Company determines that there has been a decline in the value of the acquired enterprise, the Company writes down the value of the goodwill to the revised fair value.

  Real Estate Owned

     Real estate owned consists of real estate acquired through foreclosure or deed-in-lieu of foreclosure on defaulted loan receivables. These properties are carried at the lower of fair value less estimated selling costs or the acquisition cost of the properties.

  Borrowings

     Mortgage loans sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts plus accrued interest.

  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Cash

     Cash for the purposes of the statement of cash flows consists of demand accounts in banks.

(3)  MORTGAGE LOANS HELD FOR SALE AND OTHER LOANS

     Mortgage loans held for sale and other loans consist of the following (in thousands):

                                                              DECEMBER 31,    MARCH 31,
                                                                  1996          1997
                                                              ------------   -----------
                                                                             (UNAUDITED)
Mortgage loans held for sale:
  First mortgage loans......................................    $241,309       $100,632
  Second mortgage loans.....................................       4,182          8,354
     Less allowance for loan losses.........................         469            704
                                                                --------       --------
                                                                $245,022       $108,282
                                                                ========       ========
Other loans:
  Construction..............................................    $    443       $  1,700
  Commercial................................................       7,912          7,441
     Less allowance for loan losses.........................          11             28
                                                                --------       --------
                                                                $  8,344       $  9,113
                                                                ========       ========

                            WALSH HOLDING CO., INC.

     There was $24.1 million and $23.0 million of nonaccrual mortgage loans held for sale and other loans at December 31, 1996 and March 31, 1997, respectively.

(4)  ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for losses on mortgage loans held for sale and other loans is summarized as follows (in thousands):

                                                              NINE-MONTH     THREE-MONTH
                                                             PERIOD ENDED    PERIOD ENDED
                                                             DECEMBER 31,     MARCH 31,
                                                                 1996            1997
                                                            --------------   ------------
                                                                             (UNAUDITED)
Balance at beginning of period............................      $               $ 480
Provisions for losses.....................................        811             242
Recoveries................................................         67              95
Charge-offs...............................................       (398)            (85)
                                                                -----           -----
Balance at end of period..................................      $ 480           $ 732
                                                                =====           =====

(5)  TRADING SECURITIES

     The interest that the Company receives upon loan sales through securitizations is in the form of interest-only and residual mortgage securities which are accounted for as trading securities. In conjunction with loans sold through these securitizations during the nine-month period ended December 31, 1996, the Company recorded interest-only and residual certificates totaling $10.5 million ($2.8 million of interest-only certificates and $7.7 million of residual certificates). The interest-only certificates were sold prior to December 31, 1996, resulting in a loss on sale of $.3 million. The fair value of the residual certificates is $7.9 million at December 31, 1996.

     The interest-only and residual certificates are accounted for as "trading securities" and, as such, they are recorded at their fair value. Fair value of these certificates is determined based on various economic factors, including loan types, sizes, interests rates, dates of origination, terms and geographic locations. The Company also used other available information such as reports on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. If the fair value of the interest-only and residual certificates is different from the recorded value, the unrealized gain or loss will be reflected in the consolidated statement of income.

     During the nine-month period ended December 31, 1996 and the three-month period ended March 31, 1997, the Company sold $113.9 million (in September 1996) and $333.7 million, respectively, of its loan origination and purchase volume in securitizations. In loan sales through securitizations, the Company sells loans that it has originated or purchased to a REMIC trust for a cash purchase price and an interest in such REMIC trusts which are represented by the interest-only and residual certificates. The cash purchase price is raised through an offering of pass-through certificates by the REMIC trust.

(6)  LONG-TERM RECEIVABLES

     Pursuant to certain loan placement agreements, the Company receives yield differential payments (interest override payments) on various loans. The present value of these earnings to be realized in the future is recognized at the time of sale (net of imputed interest) which contemplates substantially all loans being prepaid within a five-to seven-year period. The fair value of long-term receivables is $2.0 million at December 31, 1996 and March 31, 1997 and is included in residual certificates on the balance sheet.

                            WALSH HOLDING CO., INC.

(7)  PREMISES AND EQUIPMENT

     Premises and equipment consist of the following (in thousands):

                                                              DECEMBER 31,    MARCH 31,
                                                                  1996          1997
                                                              ------------   -----------
                                                                             (UNAUDITED)
Furniture, fixtures and equipment...........................     $1,145        $1,343
Leasehold improvements......................................        205           205
Less accumulated depreciation and amortization..............        345           410
                                                                 ------        ------
          Total premises and equipment......................     $1,005        $1,138
                                                                 ======        ======

(8)  OTHER ASSETS

     Included in other assets at December 31, 1996 is a receivable of $5.0 million from a third party from sales of mortgage loans.

(9)  BORROWINGS

  Loans Sold Under Agreements to Repurchase

     The Company has two repurchase agreements (Repo) with financial institutions as of December 31, 1996 and March 31, 1997. Under the terms of the first Repo agreement, maturing on April 16, 1998, the Company may borrow up to $200 million to finance mortgage loans. As of December 31, 1996 and March 31, 1997, $206.5 million and $110.0 million, respectively, was outstanding under the first Repo agreement. Under the second Repo agreement, which terminates when the loans financed thereunder have been sold or otherwise refinanced, the Company originally borrowed $75.9 million; $50.2 million and $4.0 million was outstanding under this agreement at December 31, 1996 and March 31, 1997, respectively. The Repo agreements contain covenants which require the Company to maintain certain minimum levels of stockholder's equity and other restrictions. As of December 31, 1996 and March 31, 1997, the Company was in compliance with all terms and covenants of the Repo agreements.

  Term Loan Agreement

     The Company has a term loan agreement with a financial institution with $10.0 million and $9.7 million outstanding at December 31, 1996 and March 31, 1977, respectively. This term loan agreement terminates April 16, 1998 and is renewable for a period of one year. Thereafter, this term loan agreement is secured by the outstanding balances of other loans of the Company. The term loan agreement contains certain covenants which require the Company to maintain certain minimum levels of stockholder's equity and other restrictions. As of March 31, 1997 and December 31, 1996, the Company is in compliance with all terms and covenants of the term loan agreement.

     Mortgage loans disbursed not subject to borrowings is $.4 million and $.3 million at December 31, 1996 and March 31, 1977, respectively.

                            WALSH HOLDING CO., INC.

(10)  INCOME TAXES

     The income tax provision consists of the following (in thousands), which is substantially all current:

                                                             NINE-MONTH        THREE-MONTH
                                                            PERIOD ENDED       PERIOD ENDED
                                                          DECEMBER 31, 1996   MARCH 31, 1997
                                                          -----------------   --------------
                                                                               (UNAUDITED)
Federal:
  Current...............................................       $3,354            $ 2,937
  Deferred..............................................        2,004              6,981
                                                              -------            -------
                                                                5,358              9,918
State:
  Current...............................................          828                700
  Deferred..............................................          514              1,664
                                                              -------            -------
                                                               $6,700            $12,282
                                                              =======            =======

     The difference between income taxes computed at the statutory Federal rate of 35% and the provision for income taxes is as follows (in thousands):

                                                             NINE-MONTH        THREE-MONTH
                                                            PERIOD ENDED       PERIOD ENDED
                                                          DECEMBER 31, 1996   MARCH 31, 1997
                                                          -----------------   --------------
                                                                               (UNAUDITED)
Expected tax provision using statutory rate.............       $5,215             10,732
Effects of:
  State income taxes, net of federal tax expense........          872                910
  Other.................................................          613                640
                                                              -------            -------
          Total.........................................       $6,700             12,282
                                                              =======            =======

(11)  EMPLOYEE BENEFIT PLANS

     The Company provides a deferred contribution savings plan, in the form of a 401K plan for eligible participants. Eligible participants are employees who have reached 21 years of age and have 12 months of service. The Company provides a match in the amount of 50% of the first 6% of employee contributions. All employees are 100% vested in the Company contributions immediately. The contributions for the nine-month period ended December 31, 1996 and the three-month period ended March 31, 1997 were $22,531 and $32,718, respectively.

(12)  COMMITMENTS AND CONTINGENCIES

     The Company occupies office space under various lease agreements, primarily space occupied under an agreement between the Company and the former parent. This lease expires in June 2004. As of December 31, 1996, future remaining rental payments under operating leases are as follows (in thousands):

YEARS                                                         PAYMENT
-----                                                         -------
1997........................................................  $  547
1998........................................................     514
1999........................................................     396
2000........................................................     310
2001........................................................     287
Thereafter..................................................     498
                                                              ------
          Total.............................................  $2,552
                                                              ======

                            WALSH HOLDING CO., INC.

     As of March 31, 1997 the Company entered into the following new lease agreements (Unaudited):

LOCATION                                       COMMENCE DATE   EXPIRATION DATE   MONTHLY RENT
--------                                       -------------   ---------------   ------------
Columbia, MD.................................      1/1/97          9/30/98          $3,756
St. Louis, MO................................      3/1/97          2/28/98             660
Inglewood, CA................................      3/1/97           3/1/98           1,250
                                                                                    ------
          Total..............................                                       $5,656
                                                                                    ======

     Outstanding commitments to purchase and originate loans are as follows (in thousands):

                                                              DECEMBER 31,    MARCH 31,
                                                                  1996           1997
                                                              ------------   ------------
                                                                             (UNAUDITED)
Commitments to extend credit:
  To originate mortgage loans:
     Fixed rate.............................................     $   46         $  145
     Variable rate..........................................
  To purchase mortgage loans:
     Fixed rate.............................................      2,082          4,978
     Variable rate..........................................     $3,719         $6,586

     Interest rates on commitments to originate fixed mortgage loans ranged from 8.13% to 13.88% at December 31, 1996 and 8.28% to 18.00% at March 31, 1997. Such
commitments are generally for a 30-day term.

  Litigation

     In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the financial position or the results of operations and liquidity of the Company.

  Employee Agreements

     The Company has an employment agreement with the president of the Company. The agreement terminates in 1999, subject to renewal and upon the occurrence of certain events as defined by the respective agreements.

(13)  STOCKHOLDERS' EQUITY

     On April 18, 1996, the Company issued to Greenwich Capital Financial Products, Inc. (Greenwich) warrants to purchase 24.99 shares of Class B nonvoting common stock, $.01 par value per share at an initial exercise price of $.01 per warrant. Greenwich paid $62,500 for the warrants. The warrants are exercisable at any time and from time to time. Greenwich's right to exercise expires in 2001.

(14)  RELATED-PARTY TRANSACTIONS

     The Company has entered into lending transactions in the ordinary course of business with officers of the Company, with the same terms as those prevailing for comparable transactions with other borrowers. At December 31, 1996 and March 31, 1997, loans to officers aggregated $35,525 and $31,107, respectively.

  Builder's Construction Funding of America, LLC

     Builder's Construction Funding of America, LLC (BCFA) is a limited liability corporation in the business of originating construction finance loans. BCFA is partially owned by the majority stockholder of the Company. As of December 31, 1996 and March 31, 1997, BCFA sold four loans totaling $443,000 and eleven loans totaling $1.7 million, respectively, to the Company.

                            WALSH HOLDING CO., INC.

(15)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Values of Financial Instruments" (SFAS 107), requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Because no market exists for certain of the Company's assets and liabilities, fair value estimates are based on judgments regarding credit risk, investor expectations of economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

     The following summarizes the information about the fair value of the financial instruments recorded on the Company's financial statements at December 31, 1996, in accordance with SFAS 107 (in thousands):

                                                              CARRYING      FAIR
                                                               VALUE       VALUE
                                                              --------    --------
Cash........................................................  $  5,066    $  5,066
Mortgage loans held for sale................................   245,022     264,000
Other loans.................................................     8,344       8,344
Residual certificates.......................................     9,861       9,861
Borrowings..................................................   266,755     266,755

     The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments, including the off-balance-sheet instruments disclosed in note 12, are as follows:

       Cash

          The carrying amount of cash approximates fair value.

       Residual Certificates

          Fair value of residual certificates is determined based on various economic factors, including loan types, size, interest rates, dates of origination, terms and geographic locations. The Company also used other available information such as reports on prepayment rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. The Company reviews these factors and, if necessary, adjusts the remaining asset to the fair value of the interest-only and residual certificates.

       Mortgage Loans Held for Sale and Other Loans

          The Company has estimated the fair values reported based on recent sales and securitizations.

       Borrowings

          The carrying value reported approximates fair value due to the short-term nature of the borrowings and the variable interest rates charged on the borrowings.

                            WALSH HOLDING CO., INC.

       Commitments to Originate Loans and Loans in Process

          Many loan commitments are expected to, and typically do, expire without being drawn upon. As the rates and terms of the commitments to lend and loans in process are competitive with others in which the Company operates, the values disclosed in note 12 are determined to be a reasonable estimate of fair value.

(16)  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). SFAS 125 amends portions of SFAS 115, amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights in SFAS 65, and supersedes SFAS 122. SFAS 125 provides consistent standards for distinguishing transfers of financial assets which are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. SFAS 125 also defines accounting treatment for servicing assets and other retained interest in the assets that are transferred. As issued, SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125; as amended by FASB Statement No. 125" which defers for one year the effective date (a) of paragraph 15 of SFAS 125 and (b) for repurchase agreement, dollar-roll, securities lending and similar transactions of paragraphs 9-12 and 127(b) of SFAS 125. The adoption of these statements did not have a material effect on the Company's financial condition or results of operations.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
GF Mortgage Corp.
GF Property Corp.:

     We have audited the accompanying combined balance sheets of GF Mortgage Corp. and GF Property Corp., as of March 31, 1996 and December 31, 1995, and the related combined statements of income, stockholder's equity, and cash flows for the three-month period ended March 31, 1996 and the year ended December 31, 1995. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in note 1 to the combined financial statements, effective April 1, 1996, GF Mortgage Corp. and GF Property Corp. were sold in a leveraged buyout transaction to Walsh Holding Co., Inc.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of GF Mortgage Corp. and GF Property Corp. as of March 31, 1996 and December 31, 1995, and the results of its operations and its cash flows for the three-month period then ended March 31, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New York, New York
March 28, 1997

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
of each of GF Mortgage Corp.
and GF Property Corp.

     We have audited the accompanying combined balance sheets of GF Mortgage Corp. and GF Property Corp. as of December 31, 1994 and the related combined statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of GF Mortgage Corp. and GF Property Corp. as of December 31, 1994 and the results of its operations and its cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
May 8, 1995

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                            DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                                1994           1995           1996
                                                            ------------   ------------   ------------
                                                ASSETS
Mortgage loans held for sale (note 4).....................    $24,085        $70,490        $128,170
Other loans (note 4)......................................     14,144          8,750           8,123
Receivable from parent....................................      3,931
Accrued interest receivable...............................        234            956             983
Premises and equipment (note 5)...........................        125            698             713
Real estate owned.........................................      2,279            996           1,808
Other assets..............................................        477          2,125             516
                                                              -------        -------        --------
          Total assets....................................    $45,275        $84,015        $140,313
                                                              =======        =======        ========

                                 LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Borrowings (note 6).....................................    $32,462        $66,136        $122,062
  Payable to parent (note 10).............................                     2,730           1,760
  Other liabilities (note 10).............................      1,945          1,419           2,602
                                                              -------        -------        --------
          Total liabilities...............................     34,407         70,285         126,424
                                                              -------        -------        --------
Stockholder's equity:
  Common stock, $10.00 par value. Authorized 2,000 shares;
     issued and outstanding 200 shares....................          2              2               2
  Paid-in capital.........................................     10,248         11,048          11,048
  Retained earnings.......................................        618          2,680           2,839
                                                              -------        -------        --------
          Total stockholder's equity......................     10,868         13,730          13,889
                                                              -------        -------        --------
Commitments and contingencies (note 9)....................
          Total liabilities and stockholder's equity......    $45,275        $84,015        $140,313
                                                              =======        =======        ========

            See accompanying notes to combined financial statements.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                         THREE MONTH
                                                            YEAR ENDED     YEAR ENDED    PERIOD ENDED
                                                           DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                               1994           1995           1996
                                                           ------------   ------------   ------------
Revenues:
  Gain on sales of loans.................................    $ 7,563        $ 8,940         $2,632
  Interest income........................................      2,561          5,340          2,490
  Fee income.............................................                       798          1,120
                                                             -------        -------         ------
          Total revenues.................................     10,124         15,078          6,242
                                                             -------        -------         ------
Expenses:
  Interest expense.......................................      2,478          4,386          1,965
  Compensation and benefits..............................      4,541          4,585          2,225
  Occupancy and equipment................................        261            451            283
  General and administrative.............................        724            377          1,174
  Advertising and promotion..............................        406            410             21
  Other..................................................      1,080          1,516            280
                                                             -------        -------         ------
          Total expenses.................................      9,490         11,725          5,948
                                                             -------        -------         ------
          Income before income tax expense...............        634          3,353            294
Income tax expense (note 7)..............................        259          1,291            135
                                                             -------        -------         ------
          Net income.....................................    $   375        $ 2,062         $  159
                                                             =======        =======         ======

            See accompanying notes to combined financial statements.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

                                                                 ADDITIONAL
                                                        COMMON    PAID-IN     RETAINED
                                                        STOCK     CAPITAL     EARNINGS    TOTAL
                                                        ------   ----------   --------   -------
                                                                     (IN THOUSANDS)
Balance at December 31, 1993..........................   $ 2      $   748      $  243    $   993
Additional paid-in-capital............................              9,500                  9,500
Net income............................................                            375        375
                                                         ---      -------      ------    -------
Balance at December 31, 1994..........................     2       10,248         618     10,868
Additional paid-in-capital............................                800                    800
Net income............................................                          2,062      2,062
                                                         ---      -------      ------    -------
Balance at December 31, 1995..........................     2       11,048       2,680     13,730
Net income............................................                            159        159
                                                         ---      -------      ------    -------
Balance at March 31, 1996.............................   $ 2      $11,048      $2,839    $13,889
                                                         ===      =======      ======    =======

            See accompanying notes to combined financial statements.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         THREE MONTH
                                                            YEAR ENDED     YEAR ENDED    PERIOD ENDED
                                                           DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                               1994           1995           1996
                                                           ------------   ------------   ------------
Cash flows from operating activities:
  Net income.............................................    $    375       $  2,062       $    159
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation........................................          11            101             34
     Net increase in mortgage and other loans............     (16,745)       (41,011)       (57,054)
     Increase in accrued interest receivable.............        (234)          (722)           (27)
     (Increase) decrease in real estate owned............      (1,058)         1,283           (812)
     Increase (decrease) in other liabilities............       1,945           (526)         1,183
     (Increase) decrease in other assets.................        (418)        (5,579)         1,609
                                                             --------       --------       --------
          Net cash used in operating activities..........     (16,124)       (44,392)       (54,908)
                                                             --------       --------       --------
Cash flows from investing activities -- purchases of
  premises and equipment.................................        (136)          (674)           (49)
                                                             --------       --------       --------
Cash flows from financing activities:
  Net increase in borrowings.............................      14,462         33,674         55,926
  (Increase) decrease in receivable from parent..........      (3,931)         3,931
  Increase (decrease) in payable to parent...............      (3,771)         6,661           (969)
  Contribution of capital................................       9,500            800
                                                             --------       --------       --------
          Net cash provided by financing activities......      16,620         45,066         54,957
          Net change in cash.............................
Cash balance at beginning of period......................
                                                             --------       --------       --------
Cash balance at end of period............................    $              $              $
                                                             ========       ========       ========
Supplemental information:
  Interest paid..........................................    $  2,388       $  4,161       $  1,088
                                                             ========       ========       ========
  Taxes paid.............................................    $    441       $  2,509       $    552
                                                             ========       ========       ========

            See accompanying notes to combined financial statements.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

(1)  ORGANIZATION

     GF Mortgage Corp. (GFM) and GF Property Corp. (GFP) (the Companies) are wholly-owned subsidiaries of Gruntal Financial Corp. (the Parent). GFM and GFP began their current business of originating, purchasing and selling high yielding, nonconforming mortgage loans secured by liens on one- to four-family residential properties in the fourth quarter of 1994.

     Effective April 1, 1996, the Parent sold 100% of GFM and GFP to Walsh Holding Co., Inc., a newly formed enterprise organized by Robert Walsh, the key member of Walsh Securities, Inc. and Walsh Properties, Inc. (formerly GFM and
GFP), for the sole purpose of acquiring Walsh Securities, Inc. and Walsh Properties, Inc. in a leveraged buyout transaction.

(2)  BASIS OF PRESENTATION

     The historical operations of the combined Companies as subsidiaries of the Parent for the years ended December 31, 1994 and 1995 and the three month period ended March 31, 1996 have been presented in the combined financial statements as if the Companies had operated as a stand-alone company. In the opinion of management, the historical accounting records reflect all costs that would have been incurred had the Companies operated as stand-alone companies during the years ended December 31, 1994 and 1995 and the three-month period ended March 31, 1996.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Mortgage Loans Held for Sale

     Mortgage loans held for sale include mortgage loans acquired by the Companies for resale to customers and are carried at the lower of aggregate cost or market. The cost of mortgage loans held for sale is the cost of the mortgage loans increased by premiums associated with originating or acquiring the loan. Management of the Company monitors the loan portfolio on an ongoing basis and considers such factors as historical loan loss experience, underlying collateral values, known problem loans, assessment of economic conditions, including changes in interest rates, and other appropriate data to identify risks in the loan portfolio.

  Revenue Recognition

     Gains and losses on sale of mortgage loans are recognized when mortgage loans are sold to investors. The Companies primarily sell loans on a non-recourse basis, at a price above the face value of the loan. Gains on the sale of loans are recorded on the settlement date.

  Impaired Loans

     The Companies have defined the population of impaired loans to be all nonaccrual commercial real estate loans and mortgage loans greater than $300,000. Impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as mortgage loans less than $300,000, are specifically excluded from the impaired loan portfolio. Loans classified as impaired by the Companies at December 31, 1995 and March 31, 1996 totaled $3.4 million and $2.7 million, respectively. The average balance of impaired loans for the year ended December 31, 1995 and three month period ended March 31, 1996 was $3.9 million and $2.7 million, respectively.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Interest Income

     Interest income is accrued as earned based upon the principal amounts outstanding at applicable interest rates. Interest accrual is discontinued when a loan becomes 60 days delinquent.

  Premises and Equipment

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of individual assets. Leasehold improvements are amortized over the shorter of terms of the related leases or the estimated useful lives of improvements.

  Real Estate Owned

     Real estate owned consists of real estate acquired through foreclosure or deed in lieu of foreclosure on defaulted loan receivables. These properties are carried at the lower of fair value less estimated selling costs or the acquisition cost of the properties.

  Borrowings

     Mortgage loans sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts plus accrued interest.

  Income Taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment data.

     The Parent's (including the Companies') taxable income is included in the consolidated Federal income tax return filed by Home Holdings (Parent of Gruntal and Co.). Under the terms of the present tax-sharing agreement, the Companies compute Federal income taxes on a separate return basis.

  Use of Estimates

     Management of the Companies has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(4)  MORTGAGE LOANS HELD FOR SALE AND OTHER LOANS
     (in thousands)

                                                              DECEMBER 31,   MARCH 31,
                                                                  1995         1996
                                                              ------------   ---------
Mortgage loans held for sale:
  First mortgage loans......................................    $67,017      $123,600
  Second mortgage loans.....................................      3,473         4,570
                                                                -------      --------
                                                                $70,490      $128,170
                                                                =======      ========
Other loans:
  Commercial................................................    $ 8,750      $  7,855
  Auto......................................................                      268
                                                                -------      --------
                                                                $ 8,750      $  8,123
                                                                =======      ========

     Mortgage loans held for sale and other loans were $24,085 and $14,144, respectively, at December 31, 1994.

     There were nonaccrual mortgage loans held for sale and other loans totaling $5.2 million and $10.0 million at December 31, 1995 and March 31, 1996, respectively.

(5)  PREMISES AND EQUIPMENT
     (in thousands)

                                                      DECEMBER 31,   DECEMBER 31,   MARCH 31,
                                                          1994           1995         1996
                                                      ------------   ------------   ---------
Furniture, fixtures and equipment...................      $136           $656         $704
Leasehold improvements..............................                      205          205
                                                          ----           ----         ----
          Total premises and equipment..............       136            861          909
Less accumulated depreciation and amortization......        11            163          196
                                                          ----           ----         ----
                                                          $125           $698         $713
                                                          ====           ====         ====

(6)  BORROWINGS

  Loans Sold Under Agreements to Repurchase

     The Companies have four repurchase agreements with financial institutions as of March 31, 1996.

     Under the terms of the first Repo agreement, the Companies could borrow up to $18 million to finance mortgage loans. As of December 31, 1994 and 1995 and March 31, 1996, $13 million, $18 million and $5.2 million, respectively, were outstanding under the first Repo agreement.

     Under the terms of the second Repo agreement, the Companies could borrow up to $50 million to finance mortgage loans. As of December 31, 1994 and 1995 and March 31, 1996, $19.5 million, $35.3 million and $43.8 million, respectively, were outstanding under the second Repo agreement.

     Under the terms of the third Repo agreement, the Companies may borrow funds to finance mortgage loans on an individual basis. As of December 31, 1995 and March 31, 1996, $790,000 and $1.4 million, respectively, were outstanding under the third Repo agreement.

     Under the terms of the fourth Repo agreement, the Companies may borrow funds to finance mortgage loans on an individual basis. As of December 31, 1995 and March 31, 1996, $24.0 million and $71.6 million, respectively, were outstanding under the fourth Repo agreement.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The Repo agreements contain covenants which required the Companies to maintain certain minimum levels of stockholders equity and other restrictions. As of December 31, 1994 and 1995 and March 31, 1996, the Companies were in compliance with all terms and covenants of the Repo agreements.

     Mortgage loans disbursed not subject to borrowings totaled $2.0 million and $6.0 million at December 31, 1995 and March 31, 1996, respectively.

(7)  INCOME TAXES

     The income tax provision consists of the following, which is substantially all current (in thousands):

                                                                                  THREE MONTH
                                                    YEAR ENDED     YEAR ENDED    PERIOD ENDING
                                                   DECEMBER 31,   DECEMBER 31,     MARCH 31,
                                                       1994           1995           1996
                                                   ------------   ------------   -------------
Federal:
  Current........................................     $  556         $1,173          $ 94
  Deferred.......................................       (334)
                                                      ------         ------          ----
                                                         222          1,173            94
State:
  Current........................................         93            118            41
  Deferred.......................................        (56)
                                                      ------         ------          ----
                                                      $  259         $1,291          $135
                                                      ======         ======          ====

     The difference between income taxes computed at the statutory Federal rate of 35% and the actual provision for income taxes is as follows (in thousands):

                                                                                   THREE MONTH
                                             YEAR ENDED          YEAR ENDED       PERIOD ENDING
                                            DECEMBER 31,        DECEMBER 31,        MARCH 31,
                                                1994                1995               1996
                                          -----------------   -----------------   --------------
Expected tax provision using statutory
  rate..................................        $222               $1,173              $103
Effects of:
  State income taxes, net of Federal tax
     expense............................          37                   77                27
  Other.................................                               41                 5
                                              ------              -------              ----
                                                $259               $1,291              $135
                                              ======              =======              ====

     At December 31, 1994 and 1995 and March 31, 1996, the net deferred income tax liability was $0.

(8)  EMPLOYEE BENEFIT PLANS

     The Companies provide a deferred contribution savings plan (sponsored by the Parent), in the form of a 401(k) plan, for eligible participants. Eligible participants are employees who have reached 21 years of age and have 12 months of service. The Companies provide a match in the amount of 50% of the first 6% of employee contributions. All employees are 100% vested in the Companies' contributions immediately. The contributions for the year ended December 31, 1995 and the three-month period ended March 31, 1996 were $36,000 and $14,000, respectively.

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(9)  COMMITMENTS AND CONTINGENCIES

     The Companies occupy office space under various lease agreements, primarily space occupied under an agreement between the Companies and the parent. This lease expires in June 2004. Future remaining rental payments under operating leases as of March 31, 1996 are as follows (in thousands):

1996........................................................  $  271
1997........................................................     222
1998........................................................     201
1999........................................................     199
2000........................................................     199
Thereafter..................................................     698
                                                              ------
                                                              $1,790
                                                              ======

     Outstanding commitments to purchase and originate loans are as follows (in thousands):

                                                              DECEMBER 31,   DECEMBER 31,   MARCH 31,
                                                                  1994           1995         1996
                                                              ------------   ------------   ---------
Commitments to extend credit:
  To originate mortgage loans:
     Fixed rate.............................................     $              $  937      $     447
     Variable rate..........................................                       108          1,098
  To purchase mortgage loans:
     Fixed rate.............................................      2,934          4,481          4,291
     Variable rate..........................................                     1,385          2,414

     At December 31, 1995 and March 31, 1996 interest rates on commitments to originate fixed rate mortgage loans range from 7.63% to 17.00% and 8.13% to 15.75%, respectively. Such commitments are generally for a 30-day term.

  Litigation

     In normal course of business, the Companies are subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the combined financial position or the results of operations of the Companies.

(10)  RELATED-PARTY TRANSACTIONS

     The Companies relied on the Parent for cash receipts and disbursement payments during the year ended December 31, 1995 and the three month period ended March 31, 1996, which are recorded in other assets and other liabilities in the combined balance sheets. Such amounts totaled $341,000 and $131,000 at December 31, 1995 and March 31, 1996, respectively. A payable to parent in the amount of $1.8 million is non-interest-bearing and represents funds paid by the Parent on behalf of the Companies as of March 31, 1996.

(11)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Values of Financial Instruments" (SFAS 107), requires disclosures of fair value information about financial instruments, whether or not recognized in the combined balance sheet, for which it is practicable to estimate that value. Because no market exists for certain of the Companies' assets and liabilities, fair value estimates are based on judgments regarding credit risk, investor expectations of future economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and

                               GF MORTGAGE CORP.
                               GF PROPERTY CORP.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

     The following summarizes the information about the fair value of the financial instruments recorded on the Companies combined financial statements in accordance with SFAS 107 (in thousands):

                                                DECEMBER 31, 1995       MARCH 31, 1996
                                                ------------------   --------------------
                                                CARRYING    FAIR     CARRYING      FAIR
                                                 VALUE      VALUE     VALUE       VALUE
                                                --------   -------   --------    --------
Mortgage loans held for sale..................  $70,490    $70,490   $128,170    $128,841
Other loans...................................    8,750      7,908      8,123       6,831
Borrowings....................................   66,131     66,131    122,062     122,062

     The methodology and assumptions utilized to estimate the fair value of the Companies financial instruments, including the off-balance-sheet instruments disclosed in note 9, are as follows:

     Mortgage Loans Held for Sale and Other Loans

          The Companies have estimated the fair values reported based on recent sales.

       Borrowings

          The carrying value reported approximates fair value due to the short-term nature of the borrowings and the variable interest rates charged on the borrowings.

       Commitments to Originate Loans and Loans in Process

          Many loan commitments are expected to, and typically do, expire without being drawn upon. As the rates and terms of the commitments to lend and loans in process are competitive with others in which the Companies operate, the values disclosed in note 9 are determined to be a reasonable estimate of fair value.

                                    ANNEX A

                              AGREEMENT OF MERGER

     AGREEMENT OF MERGER, dated as of April 18, 1997 (this "Agreement"), among RESOURCE BANCSHARES MORTGAGE GROUP, INC., a Delaware corporation ("RBMG"), RBC MERGER SUB, INC., a South Carolina corporation and a wholly owned subsidiary of RBMG ("Merger Sub"), and RESOURCE BANCSHARES CORPORATION, a South Carolina corporation ("RBC").

                              W I T N E S S E T H:

     WHEREAS, the Boards of Directors of RBMG, Merger Sub and RBC have determined that it is consistent with and in furtherance of their respective long-term business strategies and fair to and in the best interests of their respective companies and stockholders to combine their respective businesses in a merger transaction as set forth in this Agreement (the "Reorganization");

     WHEREAS, upon the terms and conditions of this Agreement and in accordance with the Business Corporation Act of the State of South Carolina (the "SCBCA"), RBMG will acquire all of the common stock of RBC through the merger (the "Merger") of Merger Sub with and into RBC and the stockholders of RBC will receive shares of common stock of RBMG in proportion to their interests in RBC;

     WHEREAS, in furtherance of the Reorganization, the Board of Directors of RBC has adopted this Agreement and the Merger, as contemplated by this Agreement, and has recommended that the holders of voting common stock, par value $.01 per share, of RBC ("RBC Voting Common Stock") and non-voting common stock, par value $.01 per share, ("RBC Non-voting Common Stock") vote to adopt this Agreement and the terms of the Merger as contemplated by this Agreement;

     WHEREAS, in furtherance of the Reorganization, a special committee of the Board of Directors of RBMG (the "Special Committee") has recommended that this Agreement and the Merger, as contemplated by this Agreement, be approved, and the Board of Directors of RBMG has approved this Agreement and the Merger and has recommended that the holders of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") vote to adopt this Agreement and the terms of the Merger as contemplated by this Agreement; and

     WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations thereunder (the "Regulations");

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01. Formation of Merger Subsidiary. RBMG has formed Merger Sub as a wholly owned subsidiary of RBMG. Merger Sub has been formed solely to facilitate the Merger and shall conduct no business or activity other than in connection with the Merger.

     SECTION 1.02. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the SCBCA, at the Effective Time, Merger Sub shall be merged with and into RBC. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and RBC shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of RBMG (the "Surviving Corporation").

     SECTION 1.03. Closing. Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to Section 8.01, subject to the satisfaction or waiver of the conditions set forth in
Article VII, the consummation of the Reorganization shall take place as promptly as practicable (and in any event within three business days) after satisfaction or waiver of the conditions set forth in

Article VII, at the closing (the "Closing") to be held at the offices of King & Spalding, 120 West 45th Street, New York, New York 10036-4003, unless another date, time or place is agreed to by RBMG and RBC.

     SECTION 1.04. Effective Time. At the time of the Closing and subject to the satisfaction or, if permissible, waiver of the conditions set forth in
Article VII, the parties shall cause the Merger to be consummated by filing articles of merger (the "Articles of Merger") with the Secretary of State of the State of South Carolina in such form as required by, and executed in accordance with, the relevant provisions of, the SCBCA (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time").

     SECTION 1.05. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the SCBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of RBC and Merger Sub shall vest in RBC as the Surviving Corporation, and all debts, liabilities and duties of RBC and Merger Sub shall become the debts, liabilities and duties of RBC as the Surviving Corporation. As of the Effective Time, the Surviving Corporation shall be a direct wholly owned subsidiary of RBMG.

     SECTION 1.06. Articles of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by RBMG and RBC before the Effective Time, at the Effective Time:

          (a) The Articles of Incorporation and the Bylaws of RBC, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by Law (as hereinafter defined) and such Articles of Incorporation or Bylaws;

          (b) The officers of RBC immediately prior to the Effective Time shall continue to serve in their respective offices of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal. If, at the Effective Time, a vacancy shall exist in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Law and the Articles of Incorporation and Bylaws of the Surviving Corporation; and

          (c) The directors of Merger Sub immediately prior to the Effective Time shall continue to serve as directors of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal. If, at the Effective Time, a vacancy shall exist on the Board of Directors of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Law and the Articles of Incorporation and Bylaws of the Surviving Corporation.

     SECTION 1.07. Amended Certificate of Incorporation of RBMG. Immediately prior to the Effective Time, RBMG shall cause the Certificate of Incorporation of RBMG to be amended pursuant to an amendment substantially in the form attached hereto as Exhibit 1.07. The Certificate of Incorporation of RBMG, as amended, shall provide, among other things, that the authorized capital stock of RBMG shall consist of 50,000,000 shares of RBMG Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("RBMG Preferred Stock").

                                   ARTICLE II

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     SECTION 2.01. Conversion of Securities. The manner and basis of converting the securities of RBC and Merger Sub, respectively, at the Effective Time, by virtue of the Merger, shall be as hereinafter set forth in this Article II.

     SECTION 2.02. Conversion of Shares. Each share of RBC Voting Common Stock and each share of RBC Non-voting Common Stock issued and outstanding immediately before the Effective Time (excluding those owned by RBMG or any wholly owned subsidiary of RBMG) and all rights in respect thereof, shall, at the Effective Time, without any action on the part of any holder thereof, forthwith cease to exist and be converted into and become exchangeable for 1.08026 shares of RBMG Common Stock (such ratio of the shares of RBC Voting Common Stock or RBC Non-voting Common Stock to shares of RBMG Common Stock being referred to as the "Exchange Ratio"). Commencing immediately after the Effective Time, each certificate which, immediately prior to the Effective Time, represented issued and outstanding shares of RBC Voting Common Stock and RBC Non-voting Common Stock (collectively, the "Shares"), shall evidence ownership of RBMG Common Stock on the basis hereinbefore set forth, but subject to the limitations set forth in this Article II.

     SECTION 2.03. Cancellation of Treasury Shares. At the Effective Time, each share of RBC Voting Common Stock and each share of RBC Non-voting Common Stock owned by RBC or any wholly owned subsidiary of RBC immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of RBMG or the Surviving Corporation or other any other corporation shall be issuable, and no payment or other consideration shall be made, with respect thereto.

     SECTION 2.04. Conversion of Common Stock of Merger Sub into Common Stock of the Surviving Corporation. At the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall, without any action on the part of RBMG, forthwith cease to exist and be converted into one validly issued, fully paid and nonassessable share of voting common stock, par value $.01 per share, of the Surviving Corporation (the "New RBC Common Stock"). Immediately after the Effective Time and upon surrender by RBMG of the certificate representing the shares of the common stock of Merger Sub, the Surviving Corporation shall deliver to RBMG an appropriate certificate or certificates representing the New RBC Common Stock created by conversion of the common stock of Merger Sub owned by RBMG.

     SECTION 2.05. Exchange of Shares Other than Treasury Shares; Appraisal Rights. (a) Subject to Section 2.05(b) and the other terms and conditions hereof, at or prior to the Effective Time, RBMG shall appoint an exchange agent to effect the exchange of Shares for RBMG Common Stock in accordance with the provisions of this Article II (the "Exchange Agent"). From time to time after the Effective Time, RBMG shall deposit, or cause to be deposited, certificates representing RBMG Common Stock for conversion of Shares in accordance with the provisions of Section 2.02 hereof (such certificates, together with any dividends or distributions with respect thereto, being herein referred to as the "Exchange Fund"). Commencing immediately after the Effective Time and until the appointment of the Exchange Agent shall be terminated, each holder of a certificate or certificates theretofore representing Shares may surrender the same to the Exchange Agent, and, after the appointment of the Exchange Agent shall be terminated, any such holder may surrender any such certificate to RBMG. Such holder shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of full shares of RBMG Common Stock into which the Shares theretofore represented by the certificate or certificates so surrendered shall have been converted in accordance with the provisions of Section 2.02 hereof, together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.07 hereof, and all such shares of RBMG Common Stock shall be deemed to have been issued at the Effective Time. Until so surrendered and exchanged, each outstanding certificate which, prior to the Effective Time, represented issued and outstanding Shares shall be deemed for all corporate purposes of RBMG, other than the payment of dividends and other distributions, if any, to evidence ownership of the number of full shares of RBMG Common Stock into which the Shares theretofore represented thereby shall have been converted at the Effective Time. Unless and until any such certificate theretofore representing Shares is so surrendered, no dividend or other distribution, if any, payable to the holders of record of RBMG Common Stock as of any date subsequent to the Effective Time shall be paid to the holder of such certificate in respect thereof. Upon the surrender of any such certificate theretofore representing Shares, however, the record holder of the certificate or certificates representing shares of RBMG Common Stock issued in exchange therefor shall receive from the Exchange Agent or from RBMG, as the case may be, payment of the amount of dividends and other distributions, if any, which as of any date subsequent to the Effective Time and until such surrender shall have become payable with respect to such number of shares of RBMG Common Stock ("Presurrender Dividends"). No interest shall be payable with respect to the payment of Presurrender Dividends upon the surrender of certificates theretofore representing Shares. After the appointment of the Exchange Agent shall have been terminated, such holders of

RBMG Common Stock which have not received payment of Presurrender Dividends shall look only to RBMG for payment thereof. Notwithstanding the foregoing provisions of this Section 2.05, risk of loss and title to such certificates representing Shares shall pass only upon proper delivery of such certificates to the Exchange Agent, and neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any RBMG Common Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law or to a transferee pursuant to
Section 2.06 hereof.

     (b) Each outstanding share of RBC Voting Common Stock or RBC Non-voting Common Stock for which a written notice of intent to demand payment for such shares is filed in accordance with Section 33-13-210 of the SCBCA, at or prior to the RBC Stockholders' Meeting (as hereinafter defined) and not withdrawn at or prior to the RBC Stockholders' Meeting and which is not voted in favor of the Merger shall not be converted into or represent a right to receive RBMG Common Stock hereunder unless and until the holder shall have withdrawn his or her right to appraisal of or payment of his or her RBC Voting Common Stock or RBC Non-voting Common Stock under Section 33-13-210 of the SCBCA, at which time his or her shares shall be converted into RBMG Common Stock as set forth in Section
2.02 in accordance with Section 2.05(a). All such shares of RBC Voting Common Stock or RBC Non-voting Common Stock as to which such demand for appraisal is so filed and not withdrawn at or prior to the time of such vote and which are not voted in favor of the Merger are herein called "Dissenting Stock". RBC shall give RBMG prompt notice of its receipt of any written demands for appraisal rights or withdrawal of such demands. RBC shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not, except with the prior written consent of RBMG, settle or offer to settle any such demands. Each holder of RBC Voting Common Stock or RBC Non-voting Common Stock that becomes entitled, pursuant to the provisions of Section 33-13-210 of the SCBCA, to payment for his or her shares of RBC Voting Common Stock or RBC Non-voting Common Stock under the provisions of said Section, shall receive payment therefor from RBMG and such shares shall be canceled.

     SECTION 2.06. Stock Transfer Books. At the Effective Time, the stock transfer books of RBC with respect to Shares shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of such stock transfer books. In the event of a transfer of ownership of Shares that is not registered in the stock transfer records of RBC, at the Effective Time, a certificate or certificates representing the number of full shares of RBMG Common Stock into which such Shares shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.07 hereof, and a cash payment in the amount of Presurrender Dividends, if any, in accordance with Section 2.05 hereof, if the certificate or certificates representing such Shares is or are surrendered as provided in Section 2.05 hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer tax.

     SECTION 2.07. No Fractional Share Certificates. (a) No scrip or fractional share certificate for RBMG Common Stock shall be issued upon the surrender for exchange of certificates evidencing Shares, and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a stockholder of RBMG or of the Surviving Corporation with respect to such fractional share interest.

     (b) RBMG shall pay to the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Shares an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of RBC Voting Common Stock or RBC Non-voting Common Stock held at the Effective Time by such holder) by (ii) the arithmetic average of the closing prices for a share of RBMG Common Stock on the Nasdaq National Market (the "NMS") for each of the ten trading days immediately prior to the Effective Time.

     (c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares with respect to any fractional share interests, the Exchange Agent shall make available such amounts, net of any required withholding, to such holders of RBC Voting Common Stock or RBC Non-voting Common Stock, subject to and in accordance with the terms of Section
2.05 hereof.

     (d) Any portion of the Exchange Fund which remains undistributed for six months after the Effective Time shall be delivered to RBMG, and any holder of Shares who has not theretofore complied with the provisions of this Article II shall thereafter look only to RBMG for satisfaction of their claims for RBMG Common Stock or any cash in lieu of fractional shares of RBMG Common Stock and any Presurrender Dividends.

     SECTION 2.08. Conversion of Dissenting Stock. If prior to or after the Effective Time any stockholder of RBC shall fail to comply with the requirements of Section 33-13-210 of the SCBCA, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her shares of Dissenting Stock, the Dissenting Stock of such holder shall be treated for purposes of this
Article II like any other shares of outstanding RBC Voting Common Stock or RBC Non-voting Common Stock.

     SECTION 2.09. Certain Adjustments. If between the date of this Agreement and the Effective Time, the outstanding shares of RBMG Common Stock or RBC Voting Common Stock and RBC Non-voting Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio established pursuant to the provisions of Section
2.02 hereof shall be adjusted accordingly to provide to the holders of RBMG Common Stock and RBC Voting Common Stock or RBC Non-voting Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

     SECTION 2.10. Transmittal Procedures. As soon as reasonably practicable after the Effective Time, RBMG will instruct the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing Shares shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of record of Shares.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF RBC

     RBC hereby represents and warrants to RBMG that:

     SECTION 3.01. Organization and Qualification; Subsidiaries. Each of RBC and each Subsidiary of RBC (the "RBC Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of RBC and each RBC Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a RBC Material Adverse Effect. For purposes of this Agreement, "RBC Material Adverse Effect" means any change in or effect on the business of RBC and the RBC Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBC and the RBC Subsidiaries taken as a whole.

     SECTION 3.02. Articles or Certificate of Incorporation and Bylaws. The copies of RBC's and each RBC Subsidiary's Articles or Certificate of Incorporation and Bylaws that are attached to Section 3.02 of the Disclosure Schedule delivered to RBMG prior to the execution of (and forming part of) this Agreement (the "RBC Disclosure Schedule"), are complete and correct copies thereof. Each such Articles or Certificate of Incorporation and Bylaws are in full force and effect. Neither RBC nor any RBC Subsidiary is in violation of any of the provisions of their respective Articles or Certificate of Incorporation or By-laws except as disclosed in Section 3.02 of the RBC Disclosure Schedule.

     SECTION 3.03. Capitalization. The authorized capital stock of RBC consists of 25,000,000 shares of RBC Voting Common Stock and 2,500,000 shares of RBC Non-voting Common Stock. As of the date hereof, (i) 7,121,245 shares of RBC Voting Common Stock and 1,577,788 shares of RBC Non-voting Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, and (ii) no shares of RBC Voting Common Stock or RBC Non-voting Common Stock were held in the treasury of RBC or by the

RBC Subsidiaries. Section 3.03 of the RBC Disclosure Schedule also sets forth all options, warrants or other rights, agreements, arrangements or commitments entitling any person to acquire any shares of RBC capital stock from RBC. Except as described in Section 3.03 of the RBC Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which RBC or any RBC Subsidiary is a party or by which RBC or any RBC Subsidiary is bound, obligating RBC or any RBC Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, RBC or any RBC Subsidiary, and no shares of capital stock of RBC are reserved for issuance or sale. Except as set forth in Section 3.03 of the RBC Disclosure Schedule, there are no outstanding contractual obligations of RBC or any RBC Subsidiary to repurchase, redeem or otherwise acquire any shares of RBC Voting Common Stock or RBC Non-voting Common Stock or any capital stock of any RBC Subsidiary. Except as disclosed in Section 3.03 of the RBC Disclosure Schedule, each outstanding share of capital stock of each RBC Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned of record and beneficially by RBC free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on RBC's or such other RBC Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. Except as set forth in Section 3.03 of the RBC Disclosure Schedule, there are no outstanding contractual obligations of RBC or any RBC Subsidiary requiring it to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any RBC Subsidiary or any other person.

     SECTION 3.04. Authority Relative to this Agreement. RBC has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger (other than the approval of this Agreement and the Merger contemplated hereby by the holders of a majority of the outstanding shares of RBC Voting Common Stock and a majority of the outstanding shares of RBC Non-voting Common Stock at the RBC Stockholders' Meeting (the "RBC Stockholder Vote") and the filing and recordation of the Articles of Merger as required by the SCBCA). The execution and delivery of this Agreement by RBC and the consummation by RBC of the Merger contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of RBC are necessary to authorize this Agreement or to consummate such Merger (other than the RBC Stockholder Vote and the filing and recordation of the Articles of Merger as required by the SCBCA). The board of directors of RBC has approved the execution, delivery and performance of this Agreement and the Merger and other transactions provided for herein in accordance with the requirements of the SCBCA. This Agreement has been duly executed and delivered by RBC and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of RBC, enforceable against RBC in accordance with its terms.

     SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by RBC do not, and the performance by RBC of its obligations hereunder and the consummation of the Merger will not,
(i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of RBC or any equivalent organizational documents of any RBC Subsidiary,
(ii) assuming that all consents, approvals, authorizations and permits described in Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made, conflict with or violate any Law applicable to RBC or any RBC Subsidiary or by which any property or asset of RBC or any RBC Subsidiary is bound or affected or (iii) except as set forth in
Section 3.05(a) of the RBC Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of RBC or any RBC Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a RBC Material Adverse Effect nor (B) prevent or materially delay the performance by RBC of its obligations pursuant to this Agreement or the consummation of the Merger. As used in this Agreement, "Law" means any federal, state or local statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law of the United States or any other jurisdiction.

     (b) The execution and delivery of this Agreement do not, and the performance by RBC of its obligations hereunder or the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by RBC or any RBC Subsidiary with, or notification by RBC or any RBC Subsidiary to, any United

States federal, state or local or any foreign governmental, regulatory or administrative authority, agent or commission or any court, tribunal or arbitral body (a "Governmental Entity"), except (i) the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the filing and recordation of the Articles of Merger as required by the SCBCA, and as set forth in Section 3.05(b) of the RBC Disclosure Schedule and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay the performance by RBC of its obligations pursuant to this Agreement or the consummation of the Merger or (B) individually or in the aggregate, have a RBC Material Adverse Effect.

     SECTION 3.06. Permits; Compliance with Laws. Each of RBC and the RBC Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity, necessary for RBC or any RBC Subsidiary to own, lease and operate its properties or otherwise to carry on its business as it is now being conducted (the "RBC Permits"), except where the failure to possess any RBC Permits would not, individually or in the aggregate, have an RBC Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the RBC Permits is pending or, to the knowledge of RBC, threatened. Neither RBC nor any RBC Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to RBC or any RBC Subsidiary or by which any property or asset of RBC or any RBC Subsidiary is bound or affected or (ii) any RBC Permits, except in the case of clauses (i) and (ii) for any such conflicts, defaults or violations that would not, individually or in the aggregate, have an RBC Material Adverse Effect.

     SECTION 3.07. Financial Statements. (a) (i) The audited consolidated financial statements (including, in each case, any notes thereto) of RBC for each of the years ended December 31, 1994, 1995 and 1996 contained in Section
3.07 of the RBC Disclosure Schedule, were prepared from, and are in accordance with, the books and records of RBC, which books and records are maintained in accordance with United States generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto). The financial statements contained in
Section 3.07 of the RBC Disclosure Schedule each present fairly, in all material respects, the consolidated financial position of RBC and the consolidated RBC Subsidiaries, or their predecessors, as appropriate, as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein. The audited consolidated balance sheet of RBC as of December 31, 1996 which is contained in Section 3.07 of the RBC Disclosure Schedule is hereinafter referred to as the "1996 Balance Sheet."

     (b) Except as and to the extent set forth or reserved against on the 1996 Balance Sheet, none of RBC or any RBC Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations incurred in the ordinary course of business since January 1, 1997 that would not, individually or in the aggregate, have a RBC Material Adverse Effect.

     SECTION 3.08. Absence of Certain Changes or Events. (a) Since January 1, 1997, except as set forth in Section 3.08 of the RBC Disclosure Schedule, RBC and the RBC Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any RBC Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of its obligations pursuant to this Agreement and the consummation of the Merger by RBC, (iii) any material change by RBC in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of RBC Voting Common Stock or RBC Non-voting Common Stock or any redemption, purchase or other acquisition of any of RBC's securities or (v) except in the ordinary course of business consistent with past practice, any material increase in the compensation or benefits or establishment of any material bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of RBC or any RBC Subsidiary.

     (b) Except as set forth in Section 3.08 of the RBC Disclosure Schedule, and except as to events, developments or conditions that have not had and are not reasonably likely to have an RBC Material Adverse

Effect, since January 1, 1997, there have not been with respect to RBC (i) any extraordinary losses suffered or any damage, destruction, loss or casualty to property or assets of RBC with an aggregate value of more than $200,000, whether or not covered by insurance, (ii) any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any liability or obligation (absolute, accrued or contingent) incurred except in the ordinary course of business, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims, liabilities and obligations reflected or reserved against in the 1996 Balance Sheet or incurred in the ordinary course of business consistent with past practice since January 1, 1997, (v) any guaranteed checks, notes or accounts receivable which have been written off as uncollectible, except write-offs in the ordinary course of business consistent with past practice,
(vi) any write-down of the value of any asset or investment on the books or records of RBC, except for depreciation and amortization taken in the ordinary course of business consistent with past practice, (vii) any cancellation of any debts or waiver of any claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business consistent with past practice and which in any event do not exceed $200,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $1,000,000 for additions to property or equipment or aggregate capital expenditures and commitments in excess of $1,000,000 for additions to property or equipment, (ix) any increase of any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice), (x) any transactions entered into other than in the ordinary course of business,
(xi) any agreements to do any of the foregoing or (xii) any other events, developments or conditions of any character that have had or are reasonably likely to have a material adverse effect on the assets, liabilities, results of operations, financial condition or business of RBC.

     SECTION 3.09. Employee Benefit Plans; Labor Matters. (a) With respect to each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) maintained or contributed to by RBC or any RBC Subsidiary, or with respect to which RBC or any RBC Subsidiary could incur liability under Sections 4069, 4212(c) or 4204 of ERISA (the "RBC Benefit Plans"), RBC has delivered or made available to RBMG a true and correct copy of (i) such RBC Benefit Plan and the most recent summary plan description related to each RBC Benefit Plan for which a summary plan description is required, (ii) each trust agreement or other funding arrangement relating to such RBC Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"),
(iv) the most recent actuarial report or financial statement relating to a RBC Benefit Plan and (v) the most recent determination letter issued by the IRS with respect to each RBC Benefit Plan qualified under Section 401(a) of the Code.

     (b) Each RBC Benefit Plan has been administered in all material respects in accordance with its terms and all contributions required to be made under the terms of any of the RBC Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the 1996 Balance Sheet. Except as set forth in Section 3.09(b) of the RBC Disclosure Schedule, with respect to the RBC Benefit Plans, no event has occurred and, to the knowledge of RBC, there exists no condition or set of circumstances in connection with which RBC or any RBC Subsidiary is reasonably likely to be subject to any liability under the terms of such RBC Benefit Plans, ERISA, the Code or any other applicable Law which would individually or in the aggregate have a RBC Material Adverse Effect.

     (c) Except as set forth in Section 3.09(c) of the RBC Disclosure Schedule, neither RBC nor any RBC Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by RBC or any RBC Subsidiary and no collective bargaining agreement is being negotiated by RBC or any RBC Subsidiary. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against RBC or any RBC Subsidiary pending or, to the knowledge of RBC, threatened which may interfere with the respective business activities of RBC or any RBC Subsidiary, except where such dispute, strike or work stoppage would not have a RBC Material Adverse Effect. As of the date of this Agreement, to the knowledge of RBC, none of RBC, any RBC Subsidiary, or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of RBC or any RBC Subsidiary, and there is no charge or complaint against RBC or any RBC Subsidiary by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have a RBC Material Adverse Effect.

     (d) RBC has delivered or made available to RBMG true and complete copies of
(i) all employment agreements with officers of RBC and each RBC Subsidiary providing for annual compensation in excess of $200,000, (ii) all severance plans, agreements, programs and policies of RBC and each RBC Subsidiary with or relating to their respective employees, and (iii) all plans, programs, agreements and other arrangements of RBC and each RBC Subsidiary with or relating to their respective employees which contain "change of control" provisions.

     (e) Except as provided in Section 3.09(e) of the RBC Disclosure Schedule or as otherwise required by Law, no RBC Benefit Plan provides retiree medical or retiree life insurance benefits to any person.

     SECTION 3.10. Tax Matters. Neither RBC nor any of its affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from constituting a transaction qualifying under
Section 368(a) of the Code. RBC is not aware of any agreement, plan or other circumstance that would prevent the Merger from so qualifying under Section 368(a) of the Code.

     SECTION 3.11. Material Contracts. Section 3.11 of the RBC Disclosure Schedule contains a true and complete list of the following (hereinafter referred to as the "RBC Material Contracts"):

          (a) All bonds, debentures, notes, mortgages, indentures or guarantees to which RBC or any RBC Subsidiary is a party as obligor or by which any of their respective assets is bound;

          (b) All loans and credit commitments to RBC or any RBC Subsidiary which are outstanding, together with a brief description of such commitments and the name of each financial institution granting the same;

          (c) All contracts or agreements which limit or restrict RBC, any RBC Subsidiary or any of their respective affiliates from engaging in any business in any jurisdiction or that limit any third party from engaging in competition with RBC or any RBC Subsidiary;

          (d) All contracts and commitments (other than those described in subparagraphs (a), (b), or (c) of this Section 3.11) which relate to the business of RBC or any RBC Subsidiary or by which any of their respective assets may be bound involving an annual commitment or annual payment by any party thereto of more than $200,000 individually; and

          (e) All material contracts, agreements, arrangements or understandings between RBC or any RBC Subsidiary and any stockholder, officer or director of RBC or any RBC Subsidiary, or, to RBC's knowledge, any person with whom any such stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or, to RBC's knowledge, any entity in which any such person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the NMS and less than 5% of the stock of which is beneficially owned by all such persons).

     True and complete copies of all RBC Material Contracts, including all amendments thereto, have been made available to RBMG. The RBC Material Contracts are valid and enforceable in accordance with their respective terms with respect to RBC or the RBC Subsidiary which is a party thereto, and, to the knowledge of RBC, are valid and enforceable in accordance with their respective terms with respect to each other party thereto. There is not under any of the RBC Material Contracts any existing breach, default or event of default by RBC or any RBC Subsidiary or event that with notice or lapse of time or both would constitute a breach, default or event of default by RBC or any RBC Subsidiary, nor does RBC know of, and neither of RBC nor any RBC Subsidiary has received notice of, or made a claim with respect to, any breach or default by any other party thereto.

     SECTION 3.12. Litigation. (a) Except as disclosed in Section 3.12(a) of the RBC Disclosure Schedule, there are no suits, claims, actions, investigations, inquiries or proceedings of any nature by any person that are pending or, to RBC's knowledge, threatened (i) against or otherwise involving, directly or indirectly, RBC or any of the RBC Subsidiaries, or any of their respective properties (including, without limitation, any such matter with respect to Taxes), or (ii) against or otherwise involving, directly or indirectly, any officer, director, employee, stockholder or agent of RBC or any RBC Subsidiary, including, without limitation, any derivative actions that have been requested, that, with respect to either of (i) or (ii) above, if finally determined adversely, individually or in the aggregate, is reasonably likely to have a RBC Material Adverse Effect.

     (b) Except as disclosed in Section 3.12(b) of the RBC Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of RBC, threatened against RBC or any RBC Subsidiary before any Governmental Entity that, individually or in the aggregate, is reasonably likely to have a RBC Material Adverse Effect and to the knowledge of RBC, there are no existing facts or circumstances that would be reasonably likely to result in a suit, claim, action, proceeding or investigation that, individually or in the aggregate, is reasonably likely to have a RBC Material Adverse Effect. Except as disclosed in Section 3.12(b) of the RBC Disclosure Schedule, neither RBC nor any RBC Subsidiary is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, would have a RBC Material Adverse Effect.

     SECTION 3.13. Environmental Matters. Except as disclosed in Section 3.13 of the RBC Disclosure Schedule or as would not, individually or in the aggregate, have a RBC Material Adverse Effect:

          (i) RBC and the RBC Subsidiaries (i) are in compliance with all applicable Environmental Laws, (ii) hold all required Environmental Permits and (iii) are in compliance with their respective Environmental Permits. All past noncompliance with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability, and there is no requirement proposed for adoption or implementation under any Environmental Law or Environmental Permit that is reasonably expected to have a RBC Material Adverse Effect.

          (ii) There is no claim, litigation or proceeding pending or threatened pursuant to an Environmental Law against RBC, any RBC Subsidiary, or any real property currently or, to the knowledge of RBC and the RBC Subsidiaries, formerly owned, leased or occupied by RBC or any RBC Subsidiary, and there are no circumstances that can reasonably be expected to form the basis of any such claim, including without limitation with respect to any off-site disposal location presently or formerly used by RBC or any RBC Subsidiary.

          (iii) None of the real property currently or, to the knowledge of RBC and the RBC Subsidiaries, formerly owned, leased or occupied by RBC or any RBC Subsidiary is listed or, to the knowledge of RBC and the RBC Subsidiaries, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, the "Comprehensive Environmental Response, Compensation, and Liability Information System," or any similar list of sites in the United States or any other jurisdiction requiring investigation or cleanup of Hazardous Materials.

     For purposes of this Agreement:

          "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

          "Environmental Law" means any federal, state or local statute, law, ordinance, regulation, rule, code or order of the United States or any other jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials, as in effect as of the date of this Agreement.

          "Environmental Permit" means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

          "Hazardous Material" means (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

     SECTION 3.14. Intellectual Property. Except as set forth in Section 3.14 of the RBC Disclosure Schedule, or as would not, individually or in the aggregate, have a RBC Material Adverse Effect, RBC and the RBC Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the respective businesses of RBC and the RBC Subsidiaries as currently conducted, and RBC is unaware of any assertion or claim challenging the validity of any of the foregoing. Except as set forth in
Section 3.14 of the RBC Disclosure Schedule, the conduct of the respective businesses of RBC and the RBC Subsidiaries as currently conducted does not conflict in any way with any patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a RBC Material Adverse Effect. To the knowledge of RBC, there are no infringements of any proprietary rights owned by or licensed by or to RBC or any RBC Subsidiary that, individually or in the aggregate, would have a RBC Material Adverse Effect.

     SECTION 3.15. Taxes. Except as set forth in Section 3.15 of the RBC Disclosure Schedule and except for matters that have not had and are not reasonably likely to have an RBC Material Adverse Effect, (a) RBC and each of the RBC Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of RBC and the RBC Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) as of the date hereof, no deficiency for any amount of Tax has been asserted or assessed by a taxing authority against RBC or any of the RBC Subsidiaries and
(d) RBC and each of the RBC Subsidiaries have provided adequate reserves in the 1996 Balance Sheet for any Taxes that have not been paid, whether or not shown as being due on any returns. As used in this Agreement, "Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; and license, registration and documentation fees.

     SECTION 3.16. Real Property. Section 3.16(a)(i) of the RBC Disclosure Schedule lists all Leased Real Property of RBC. Each of the Leases is in full force and effect and to the knowledge of RBC conveys to RBC a valid and subsisting leasehold estate. Except for real property owned by RBC as a result of foreclosure proceedings relating to loans reflected on its 1996 Balance Sheet or as described in Section 3.16(ii) of the RBC Disclosure Schedule, RBC owns no real property.

     SECTION 3.17. Brokers. No broker, finder or investment banker (other than Montgomery Securities ("Montgomery")) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of RBC. RBC has heretofore made available to RBMG complete and correct copies of all agreements between RBC and Montgomery pursuant to which such firm would be entitled to any payment relating to the Merger. Montgomery has delivered to the board of directors of RBC its written opinion to the effect that, as of the date of this Agreement, the Exchange Ratio and the terms of the Merger are fair to RBC and its stockholders, from a financial point of view. Montgomery has authorized the inclusion of its opinion in the Joint Proxy Statement (as defined in Section 6.01), and RBC shall promptly, after the date of this Agreement, deliver a signed copy of such opinion to RBMG.

     SECTION 3.18. Disclosure. No representation or warranty by RBC in this Agreement and no statement contained in the RBC Disclosure Schedule or any certificate delivered by RBC to RBMG pursuant to this Agreement when taken together as a whole contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading.

     SECTION 3.19. Regulatory Approvals. RBC is not aware of any reason why the regulatory approvals required to be obtained by it to consummate the transactions contemplated hereby would not be satisfied within the time frame customary for transactions of the nature contemplated hereby.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF RBMG

     RBMG hereby represents and warrants to RBC that:

     SECTION 4.01. Organization and Qualification; Subsidiaries. Each of RBMG and each Subsidiary of RBMG (the "RBMG Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of RBMG and each RBMG Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have an RBMG Material Adverse Effect. For purposes of this Agreement, "RBMG Material Adverse Effect" means any change in or effect on the business of RBMG and the RBMG Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBMG and the RBMG Subsidiaries taken as a whole.

     SECTION 4.02. Certificate of Incorporation and Bylaws. The copies of RBMG's Certificate of Incorporation and Bylaws that are incorporated by reference as Exhibits to RBMG's Form 10-K for the period ending December 31, 1996 are complete and correct copies thereof. Such Certificate of Incorporation and Bylaws are in full force and effect. RBMG is not in violation of any of the provisions of its Certificate of Incorporation or By-laws.

     SECTION 4.03. Capitalization. The authorized capital stock of RBMG consists of (i) 25,000,000 shares of RBMG Common Stock and (ii) 5,000,000 shares of RBMG Preferred Stock. As of the date hereof, 20,255,080 shares of RBMG Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of RBMG Common Stock were held in the treasury of RBMG or by the RBMG Subsidiaries, (iii) 3,614,536 shares of RBMG Common Stock were reserved for future issuance pursuant to agreements or arrangements described in Section 4.03 of the RBMG Disclosure Schedule delivered by RBMG to RBC prior to the execution of (and forming a part of) this Agreement (the "RBMG Disclosure Schedule"). Except for (a) options granted pursuant to agreements or arrangements described in Section 4.03 of the RBMG Disclosure Schedule, (b) the merger agreements described in Section 4.03 of the RBMG Disclosure Schedule and
(c) the rights agreement described in Section 4.03 of the RBMG Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which RBMG is a party or by which RBMG is bound, obligating RBMG or any RBMG Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, RBMG or any RBMG Subsidiary. Between January 1, 1997 and the date of this Agreement, an aggregate of 323,500 options have been awarded under the Omnibus Stock Award Plan and 23,528 shares of restricted stock have been issued under the Employment Agreement with David W. Johnson, Jr. As of the date hereof, no shares of RBMG Preferred Stock are issued and outstanding. All shares of RBMG Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 4.03 of the RBMG Disclosure Schedule, there are no material outstanding contractual obligations of RBMG or any RBMG Subsidiary to repurchase, redeem or otherwise acquire any shares of RBMG Common Stock or any capital stock of any RBMG Subsidiary. Except as disclosed in Section 4.03 of the RBMG Disclosure Schedule, each outstanding share of capital stock of each RBMG Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by RBMG or another RBMG Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of refusal, agreements, limitations on RBMG's or such other RBMG Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear would not, individually or in the aggregate, have an RBMG Material Adverse Effect. Except as set forth in Section 4.03 of the RBMG Disclosure Schedule, there are no material outstanding contractual obligations of RBMG or any RBMG Subsidiary to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any RBMG Subsidiary or any other person.

     SECTION 4.04. Authority Relative to this Agreement. RBMG has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the Merger (other than the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation by the holders of a majority of the outstanding shares of RBMG Common Stock at the RBMG Stockholders' Meeting (the "RBMG Stockholder Vote") and the filing and recordation of the Articles of Merger as required by the SCBCA). The execution and delivery of this Agreement by RBMG and the consummation by RBMG of the Merger contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of RBMG are necessary to authorize this Agreement, or to consummate the Merger (other than the RBMG Stockholder Vote and the filing and recordation of the Articles of Merger as required by SCBCA). The board of directors of RBMG has approved the execution, delivery and performance of this Agreement and the Merger and the other transactions provided for herein in accordance with the Delaware General Corporation Law ("DGCL"). This Agreement has been duly executed and delivered by RBMG and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of RBMG, enforceable against RBMG in accordance with its terms.

     SECTION 4.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by RBMG does not, and the performance by RBMG of its obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of RBMG or any equivalent organizational documents of any RBMG Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to RBMG or any RBMG Subsidiary or by which any property or asset of RBMG or any RBMG Subsidiary is bound or affected or (iii) except as set forth in Section 4.05(a) of the RBMG Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of RBMG or any RBMG Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have an RBMG Material Adverse Effect nor (B) prevent or materially delay the performance by RBMG of its obligations pursuant to this Agreement or the consummation of the Merger.

     (b) The execution and delivery of this Agreement does not, and the performance by RBMG of its obligations hereunder and thereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by RBMG with or notification by RBMG to, any Governmental Entity, except (i) for applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), the Securities Act, state securities or "blue sky" laws ("Blue Sky Laws"), the rules and regulations of the NMS, state takeover laws, the premerger notification requirements of the HSR Act, the filing of the Articles of Merger as required by the SCBCA and as set forth in Section 4.05(b) of the RBMG Disclosure Schedule, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay the performance by RBMG of its obligations pursuant to this Agreement or the consummation of the Merger or (B) individually or in the aggregate, have an RBMG Material Adverse Effect.

     SECTION 4.06. Permits; Compliance with Laws. Each of RBMG and the RBMG Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity, necessary for RBMG or any RBMG Subsidiary to own, lease and operate its properties and to purchase, originate and sell conforming and non-conforming mortgage loans secured by residential properties or otherwise to carry on its business as it is now being conducted (the "RBMG Permits"), except where the failure to possess any RBMG Permits would not, individually or in the aggregate, have an RBMG Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the RBMG Permits is pending or, to the knowledge of RBMG, threatened. Neither RBMG nor any RBMG Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to RBMG or any RBMG Subsidiary or by which any property or asset of RBMG or any RBMG Subsidiary is bound or affected or (ii) any RBMG Permits, except in the case of clauses (i) and (ii) for any such conflicts, defaults or violations that would not, individually or in the aggregate, have an RBMG Material Adverse Effect.

     SECTION 4.07. SEC Filings; Financial Statements. (a) RBMG has timely filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission ("SEC") since January 1, 1994 through the date of this Agreement (collectively and as amended, the "RBMG Reports"). Each RBMG Report
(i) was prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No RBMG Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NMS or any other stock exchange.

     (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the RBMG Reports and contained in Section 4.07 of the RBMG Disclosure Schedule were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of RBMG and the consolidated RBMG Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have an RBMG Material Adverse Effect).

     (c) Except as and to the extent set forth or reserved against on the consolidated balance sheet of RBMG and its Subsidiaries as reported in the RBMG Reports, including the notes thereto, and in Section 4.07 of the RBMG Disclosure Schedule, none of RBMG or any RBMG Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business since January 1, 1997 that would not, individually or in the aggregate, have an RBMG Material Adverse Effect.

     SECTION 4.08. Absence of Certain Changes or Events. (a) Since January 1, 1997, except as contemplated by or as disclosed in this Agreement, or as set forth in Section 4.08 of the RBMG Disclosure Schedule or as disclosed in any RBMG Report filed since January 1, 1997, RBMG and the RBMG Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any RBMG Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of its obligations pursuant to this Agreement and the consummation of the Merger by RBMG, (iii) any material change by RBMG in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of RBMG Common Stock, except for dividends in amounts consistent with past practice, or any redemption, purchase or other acquisition of any of RBMG's securities or (v) except in the ordinary course of business consistent with past practice, any material increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of RBMG or any RBMG Subsidiary.

     (b) Except as set forth in Section 4.08 of the RBMG Disclosure Schedule, and except as to events, developments or conditions that have not had and are not reasonably likely to have an RBMG Material Adverse

Effect, since January 1, 1997, there have not been with respect to RBMG (i) any extraordinary losses suffered or any damage, destruction, loss or casualty to property or assets of RBMG with an aggregate value of more than $200,000, whether or not covered by insurance, (ii) any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any liability or obligation (absolute, accrued or contingent) incurred except in the ordinary course of business, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims, liabilities and obligations reflected or reserved against in the financial statements in the RBMG Reports or incurred in the ordinary course of business consistent with past practice since January 1, 1997,
(v) any guaranteed checks, notes or accounts receivable which have been written off as uncollectible, except write-offs in the ordinary course of business consistent with past practice, (vi) any write-down of the value of any asset or investment on the books or records of RBMG, except for depreciation and amortization taken in the ordinary course of business consistent with past practice, (vii) any cancellation of any debts or waiver of any claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business consistent with past practice and which in any event do not exceed $50,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $1,000,000 for additions to property or equipment or aggregate capital expenditures and commitments in excess of $1,000,000 for additions to property or equipment, (ix) any increase of any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice), (x) any transactions entered into other than in the ordinary course of business, (xi) any agreements to do any of the foregoing or (xii) any other events, developments or conditions of any character that have had or are reasonably likely to have a material adverse effect on the assets, liabilities, results of operations, financial conditions or business of RBMG.

     SECTION 4.09. Tax Matters. Neither RBMG nor, to the knowledge of RBMG, any of its Subsidiaries has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code. RBMG is not aware of any agreement, plan or other circumstance that would prevent the Merger from so qualifying under Section 368(a) of the Code.

     SECTION 4.10. Opinion of Financial Advisor. Prudential Securities Incorporated ("Prudential") has delivered to the board of directors of RBMG its written opinion to the effect that, as of the date of this Agreement, the terms of the Merger are fair from a financial point of view to RBMG and its stockholders. Prudential has authorized the inclusion of its opinion in the Proxy Statement and RBMG shall promptly, after the date of this Agreement, deliver a signed copy of such opinion to RBC.

     SECTION 4.11. Brokers. No broker, finder or investment banker (other than Prudential) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of RBMG. RBMG has heretofore made available to RBC complete and correct copies of all agreements between RBMG and Prudential pursuant to which such firm would be entitled to any payment relating to the Merger.

     SECTION 4.12. Disclosure. No representation or warranty by RBMG in this Agreement and no statement contained in the RBMG Disclosure Schedule or any certificate delivered by RBMG to RBC pursuant to this Agreement when taken together as a whole contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading.

     SECTION 4.13. Regulatory Approvals. RBMG is not aware of any reason why the regulatory approvals required to be obtained by it to consummate the transactions contemplated hereby would not be satisfied within the time frame customary for transactions of the nature contemplated hereby.

                                   ARTICLE V

                                   COVENANTS

     SECTION 5.01. Conduct of Business by RBC Pending the Closing. RBC agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the RBC Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless RBMG shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (x) the respective businesses of RBC and the RBC Subsidiaries shall be conducted in all material respects only in, and RBC and the RBC Subsidiaries shall not take any material action except in, the ordinary course of business consistent with past practice and (y) RBC shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and consultants of RBC and the RBC Subsidiaries and to preserve the current relationships of RBC and the RBC Subsidiaries with such of the customers, suppliers and other persons with which RBC and the RBC Subsidiaries have significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 5.01 of the RBC Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, neither RBC nor any RBC Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of RBMG, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Articles of Incorporation or Bylaws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of, (i) any shares of capital stock of RBC or any RBC Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of RBC or any RBC Subsidiary; or (ii) any property or assets of RBC or any RBC Subsidiary, except in the ordinary course of business and except any property or assets of RBC or any RBC Subsidiary in an aggregate amount not in excess of $1,000,000;

          (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business consistent with past practice, and any acquisitions for consideration, calculated as of the date of execution of the definitive agreement for any such acquisition, that is not, in the aggregate for all such acquisitions, in excess of $1,000,000;
     (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for (A) indebtedness or obligations for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, (B) other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $5,000,000 or (C) indebtedness for borrowed money incurred to finance acquisitions permitted by clause (i) of this paragraph
     (c); (iii) terminate, cancel or request any material change in, or agree to any material change in, any RBC Material Contract or enter into any contract or agreement material to the business, results of operations or financial condition of RBC and the RBC Subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that are not, in the aggregate, in excess of $5,000,000 for RBC and the RBC Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(c);

          (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except that any wholly owned RBC Subsidiary may pay dividends or make other distributions to RBC or any other wholly owned RBC Subsidiary;

          (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees or officers of RBC or any RBC Subsidiary, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of RBC or any RBC Subsidiary that would be triggered by the Reorganization with, any director, officer or other employee of RBC or any RBC Subsidiary, who is not currently entitled to such benefits from the Reorganization, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of RBC or any RBC Subsidiary;

          (g) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practices or as required by U.S. GAAP;

          (h) make any tax election or settle or compromise any material federal, state or local United States income tax liability, or any income tax liability of any other jurisdiction, other than those made in the ordinary course of business consistent with past practice and those for which specific reserves have been recorded on the 1996 Balance Sheet and only to the extent of such reserves; or

          (i) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

     SECTION 5.02 Conduct of Business by RBMG Pending the Closing. RBMG agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.02 of the RBMG Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless RBC shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (x) the respective businesses of RBMG and the RBMG Subsidiaries shall be conducted only in, and RBMG and the RBMG Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (y) RBMG shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and consultants of RBMG and the RBMG Subsidiaries and to preserve the current relationships of RBMG and the RBMG Subsidiaries with such of the customers, suppliers and other persons with which RBMG or any RBMG Subsidiary has significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 5.02 of the RBMG Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, neither RBMG nor any RBMG Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of RBC, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of, (i) any shares of capital stock of RBMG or any RBMG Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any other options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of RBMG or any RBMG Subsidiary (except for the issuance of (A) a maximum of 1,723,087 shares of RBMG Common Stock issuable pursuant to the options outstanding on the date of this Agreement, (B) the issuance of shares of RBMG Common Stock pursuant to the merger agreements described in Section
     4.03 of the RBMG Disclosure Schedule, (C) the issuance of preferred stock purchase rights pursuant to the rights agreement described in Section 4.03 of the RBMG Disclosure Schedule, (D) the issuance of options to acquire RBMG Common Stock and the issuance of shares pursuant thereto and (E) the issuance of RBMG Common Stock pursuant to the Stock Investment Plan and the Dividend Reinvestment and Stock Purchase Plan) or (ii) any property or assets of RBMG or any RBMG Subsidiary, except in the ordinary course of business and except any property or assets of RBMG or any RBMG Subsidiary in an aggregate amount not in excess of $1,000,000;

          (c) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business consistent with past practice, and any acquisitions for consideration, calculated as of the date of execution of the definitive agreement for any such acquisition, that is not, in the aggregate for all such acquisitions, in excess of $1,000,000;
     (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for (A) indebtedness or obligations for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, (B) other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $5,000,000 or (C) indebtedness for borrowed money incurred to finance acquisitions permitted by clause (i) of this paragraph
     (c); (iii) terminate, cancel or request any material change in, or agree to any material change in, any contract or agreement material to the business, results of operations or financial condition of RBMG and the RBMG Subsidiaries taken as a whole (a "RBMG Material Contract") or enter into any contract or agreement which would be a RBMG Material Contract, in either case, other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that are not, in the aggregate, in excess of $5,000,000 for RBMG and the RBMG Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(c);

          (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except (i) for any dividends not in excess of $.03 per share of RBMG Common Stock for any calendar quarter and (ii) that any RBMG Subsidiary may pay dividends or make other distributions to RBMG or any other RBMG Subsidiary;

          (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; or

          (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees or officers of RBMG or any RBMG Subsidiary, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of RBMG or any RBMG Subsidiary that would be triggered by the Reorganization with, any director, officer or other employee of RBMG or any RBMG Subsidiary, who is not currently entitled to such benefits from the Reorganization, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of RBMG or any RBMG Subsidiary;

          (g) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practices or as required by U.S. GAAP;

          (h) make any tax election or settle or compromise any material federal, state or local United States income tax liability, or any income tax liability of any other jurisdiction, other than those made in the ordinary course of business consistent with past practice and those for which specific reserves have been recorded in the financial statements in the RBMG Reports and only to the extent of such reserves; or

          (i) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

     SECTION 5.03. Notices of Certain Events. Each of RBC and RBMG shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting RBC, RBMG, the RBC Subsidiaries or the RBMG Subsidiaries that relate to the consummation of the Merger; (iv) the occurrence of a default or event that, with the giving of notice or lapse of time or both, will become a default under any RBC Material Contract or any RBMG Material Contract; and (v) any change that is reasonably likely to result in a RBC Material Adverse Effect or an RBMG Material Adverse Effect or is reasonably likely to delay or impede the ability of any of RBC or RBMG to perform its respective obligations pursuant to this Agreement and to effect the consummation of the Merger.

     SECTION 5.04. Access to Information; Confidentiality. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which RBC or RBMG or any of the RBC Subsidiaries or RBMG Subsidiaries is a party or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, RBC and RBMG shall (and shall cause the RBC Subsidiaries and the RBMG Subsidiaries, respectively, to): (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, "Representatives")) access at reasonable times upon prior notice to its and its Subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof and (ii) furnish promptly such information concerning its and its Subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.04 shall affect or be deemed to modify any representation or warranty made in this Agreement.

     (b) The parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement dated February, 1997, (the "Confidentiality Agreement") by and among RBC, RBMG and WSI with respect to the information disclosed pursuant to this Section 5.04.

     SECTION 5.05. No Solicitation of Transactions. (a) RBC shall not, directly or indirectly, and shall instruct its officers, directors, employees, subsidiaries, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of such party or any of its subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by such party or any of such party's subsidiaries, to take any such action. RBC shall promptly notify RBMG if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made.

     (b) A "Competing Transaction" means any of the following involving RBC (other than the Merger contemplated by this Agreement): (i) a merger, consolidation, share exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of 50 percent or more of the assets of such party and its subsidiaries taken as a whole, or (iii) a tender offer or exchange offer for 50 percent or more of the outstanding voting securities of such party.

     SECTION 5.06. Letters of Accountants. Each of RBC and RBMG shall use all reasonable efforts to cause to be delivered to the other a "comfort" letter of Price Waterhouse, each such letter dated and delivered as of the date the Registration Statement shall have become effective and as of the Effective Time, and addressed to RBC and RBMG, respectively, in form reasonably satisfactory to the recipient thereof and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with a merger such as is contemplated by this Agreement.

     SECTION 5.07. Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other parties hereto, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. RBC agrees to use its reasonable best efforts to acquire from each holder of five percent of its Common Stock the stockholder tax certificate substantially in the form contained in Exhibit 5.07. Such certificate shall form the basis of any opinion of counsel regarding the tax treatment of the Merger. In the event that counsel is unable to issue its opinion to the effect that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code as described in Sections 7.02(c) hereof, then the parties hereto agree to negotiate in good faith to restructure the Merger in order that such opinion can be issued. Following the Effective Time, and consistent with any such consent, none of the Surviving Corporation, RBC, RBMG, nor any of their affiliates shall knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

     SECTION 5.08. Subsequent Financial Statements. Prior to the Effective Time RBMG shall promptly deliver to RBC copies of each RBMG Report filed by RBMG with the SEC. Prior to the Effective Time, RBC shall promptly deliver to RBMG copies of all monthly financial reports prepared by RBC and copies of all other financial and other information regarding RBC and its Subsidiaries reasonably requested by RBMG.

     SECTION 5.09. Control of Operations. Nothing contained in this Agreement shall give RBC, directly or indirectly, the right to control or direct the operations of RBMG or the RBMG Subsidiaries prior to the Effective Time. Nothing contained in this Agreement shall give RBMG, directly or indirectly, the right to control or direct the operations of RBC or the RBC Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of RBC and RBMG shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

     SECTION 5.10. Further Action; Consents; Filings. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by RBC, RBMG, or the Surviving Corporation or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Merger required under (A) the rules and regulations of the NMS, (B) the Securities Act, the Exchange Act and any other applicable federal or state securities Laws, (C) the HSR Act and (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the non-filing parties and their advisors prior to filing. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent and agreement of the other parties hereto, which consent shall not be unreasonably withheld or delayed.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.01. Registration Statement; Joint Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, RBMG and RBC shall jointly prepare and RBMG shall file with the SEC a document or documents that will constitute (i) the prospectus forming part of the registration statement on Form S-4 of RBMG (together with all amendments thereto, the "Registration Statement"), in connection with the registration under the Securities Act of the RBMG Common Stock to be issued to RBC's stockholders pursuant to the Merger and (ii) the Joint Proxy Statement with respect to the Merger relating to the special meeting of each of RBMG's stockholders (the "RBMG Stockholders' Meeting") and RBC's stockholders (the "RBC Stockholders' Meeting" and together with the RBMG Stockholders' Meeting, the "Stockholders' Meetings"), to be held to consider approval of this Agreement and the Merger contemplated hereby (such document, together with any amendments thereto, the "Joint Proxy Statement"). Copies of the Joint Proxy Statement shall be provided to the NMS in accordance with the rules of such market. Each of the parties hereto shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, the parties hereto shall take all action required under any applicable Laws in connection with the issuance of shares of RBMG Common Stock pursuant to the Merger. RBC and RBMG, as the case may be, shall furnish all information concerning RBC and RBMG as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and Joint Proxy Statement. As promptly as practicable after the effective date of the Registration Statement, the Joint Proxy Statement shall be mailed to the stockholders of RBMG and RBC. Each of the parties hereto shall cause the Joint Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act and (ii) the Securities Act.

     (b) (i) The Joint Proxy Statement shall include the approval of the Merger and recommendation of the Special Committee and of the Board of Directors of RBMG to RBMG's stockholders that they vote in favor of approval of this Agreement and the Merger contemplated hereby. In addition, the Joint Proxy Statement shall include the opinion of Prudential referred to in Section 4.10.

     (ii) The Joint Proxy Statement shall include the approval of the Merger and recommendation of the Board of Directors of RBC to RBC's stockholders that they vote in favor of approval of this Agreement and the Merger contemplated hereby. In addition, the Joint Proxy Statement shall include the opinion of Montgomery referred to in Section 3.17.

     (c) No amendments or supplement to the Joint Proxy Statement or the Registration Statement shall be made without the approval of RBMG and RBC, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the RBMG Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or the NMS for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

     (d) The information supplied by RBC for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is filed with the SEC, (ii) if different, the time the Registration Statement is declared effective, (iii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of RBMG and RBC, (iv) the time of the RBMG Stockholders' Meeting, (v) the time of the RBC Stockholders' Meeting, and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstances relating to RBC or any RBC Subsidiary, or their respective officers or directors, should be discovered by RBC that as a result of which it is necessary to amend or supplement the Registration Statement or Joint Proxy Statement in order that the Registration Statement or Joint Proxy Statement will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they were made, RBC shall promptly inform RBMG.

     (e) The information supplied by RBMG for inclusion in the Registration Statement and Joint Proxy Statement shall not, at (i) the time the Registration Statement is filed with the SEC, (ii) if different, the time the Registration Statement is declared effective, (iii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of RBMG and RBC, (iv) the time of the RBMG Stockholders' Meeting, (v) the time of the RBC Stockholders' Meeting, and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstances relating to RBMG or any RBMG Subsidiary, or their respective officers or directors, should be discovered by RBMG that as a result of which it is necessary to amend or supplement the Registration Statement or Joint Proxy Statement in order that the Registration Statement or Joint Proxy Statement will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they were made, RBMG shall promptly inform RBC. All documents that RBMG is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

     SECTION 6.02. Stockholders' Meeting. RBMG shall call and hold the RBMG Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation. RBC shall call and hold the RBC Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement and the Merger contemplated hereby, and each of RBMG and RBC shall use its reasonable efforts to hold the Stockholders' Meetings on the same day and as soon as practicable after the date on which the Registration Statement becomes effective. RBMG shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation pursuant to the Joint Proxy Statement, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or applicable NMS requirements to obtain such approval. RBC shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger contemplated hereby pursuant to the Joint Proxy Statement, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the SCBCA to obtain such approval. Each of the parties hereto shall take all other reasonable action necessary or advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable Law and RBMG's and RBC's Certificate or Articles of Incorporation and Bylaws to effect the Merger.

     SECTION 6.03. Employee Benefits Matters. (a) Except as otherwise provided herein, each of the RBC Benefit Plans and the RBMG Benefit Plans in effect as of the Effective Time shall be maintained in effect with respect to the employees or former employees of RBC and the RBC Subsidiaries and of RBMG and the RBMG Subsidiaries, respectively, who are covered by such benefit plans immediately prior to the Closing Date until RBMG otherwise determines after the Effective Time; provided, however, that nothing contained herein shall limit any reserved right in any such RBC Benefit Plan or RBMG Benefit Plan, as the case may be, to amend, modify, suspend, revoke or terminate any such plan. "RBMG Benefit Plans" means employee benefit plans, programs, arrangements and contracts (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of ERISA) maintained or contributed to by RBMG or any RBMG Subsidiary, or with respect to which RBC or any RBC Subsidiary could incur liability under Section 4069, 4212(c) or 4204 of ERISA.

     (b) Prior to the Effective Time, RBMG shall develop short and long-term incentive compensation arrangements for RBMG which are to be implemented after the Effective Time and make appropriate adjustments, if any, to the performance goals, target awards and any other relevant criteria under the incentive compensation plans of RBC and RBMG that are in effect as of the Effective Time to take the Reorganization into account. In addition, RBMG shall conduct a review of RBC's and RBMG's respective benefit plans following the execution of this Agreement in order to coordinate the provision of benefits after the Effective Time and to eliminate duplicate benefits, including, without limitation, through the establishment by RBMG of replacement benefit plans (the "RBMG Replacement Plans"). Each participant in any RBC Benefit Plan or RBMG Benefit Plan that is replaced by a RBMG Replacement Plan shall receive credit for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits under any RBMG Replacement Plan for service credited for the corresponding purpose under such benefit plan; provided, however, that such crediting of service shall not operate to duplicate any benefit to any such participant of the funding of any such benefit.

     (c) With respect to any RBC Benefit Plan or RBMG Benefit Plan under which the delivery of RBC Voting Common Stock, RBC Non-voting Common Stock or RBMG Common Stock, as the case may be, is required upon payment of benefits, grant of awards or exercise of options (the "Stock Plans"), RBMG shall take all corporate action necessary or appropriate to (i) obtain stockholder approval with respect to such plan to the extent such approval is required for purposes of the Code or other applicable Law, or to enable such plan to comply with Rule 16b-3 promulgated under the Exchange Act, (ii) reserve for issuance under such plan or otherwise provide a sufficient number of shares of RBMG Common Stock for delivery upon payment of benefits, grant of awards or exercise of options under such plan and (iii) as soon as practicable after the Effective Time, file registration statements on Form S-3 or Form S-8, as appropriate (or any successor or other appropriate forms), with respect to the shares of RBMG Common Stock subject to such plan to the extent such registration statement is required under applicable law, and RBMG shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectuses contained therein) for so long as such benefits and grants remain payable and such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, RBMG shall administer the Stock Plans, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

     (d) Without limiting the applicability of the foregoing, each of the parties hereto shall take all actions as are necessary to ensure that RBC shall not be, at the Effective Time, bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than RBMG, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof, and all RBC Benefit Plans conferring any rights with respect to Shares or other capital stock of RBC shall be deemed hereby to be amended to be in conformity with this Section 6.03.

     SECTION 6.04. Directors' and Officers' Indemnification and Insurance. (a) The Articles of Incorporation of RBC and the Certificate of Incorporation of RBMG and the Bylaws of RBC and RBMG, as the case may be, shall contain the indemnification provisions that are set forth, as of the date of this Agreement, in the Articles of Incorporation of RBC, the Certificate of Incorporation of RBMG and the Bylaws of RBC and RBMG, as the case may be, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of RBC or RBMG, respectively.

     (b) This Section 6.04 is intended to be for the benefit of, and shall be enforceable by, the indemnified parties, their heirs and personal representatives and shall be binding on RBC and RBMG and their respective successors and assigns.

     (c) Notwithstanding anything to the contrary contained herein, RBMG and the Surviving Corporation shall, and RBMG shall cause the Surviving Corporation to, assume and perform all obligations of RBC arising under any indemnification agreement entered into prior to the date hereof between RBC and certain officers and directors of RBC.

     (d) From and after the Effective Time, RBMG agrees that it shall indemnify and hold harmless each present and former director and officer of RBC and RBMG determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that RBMG would have been permitted under Delaware law and RBC would have been permitted under South Carolina law, and their respective charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties (and RBMG shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined pursuant to a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification).

     (e) To the extent paragraph (d) shall not serve to indemnify and hold harmless any Indemnified Party, for a period of six years after the date hereof, RBMG shall, subject to the terms set forth herein, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and RBMG shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), each Indemnified Party against any Cost incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement; provided, further, however, that RBMG shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of RBC or RBMG, as the case may be.

     (f) Any Indemnified Party wishing to claim indemnification under paragraphs
(d) or (e) of this Section 6.04, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify RBMG thereof, but the failure to so notify shall not relieve RBMG of any liability it may have to such Indemnified Party except to the extent that such failure materially prejudices RBMG. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) RBMG shall have the right to assume the defense thereof and RBMG shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if RBMG elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between RBMG and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and RBMG shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that RBMG shall be obligated pursuant to this paragraph (f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties shall cooperate in the defense of any such matter and (iii) RBMG shall not be liable for any settlement effected without its prior written consent; and provided further, however, that RBMG shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding the foregoing, if such indemnity is not available with respect to any Indemnified Party, then RBMG and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

     (g) If RBMG or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of RBMG shall assume all of the obligations set forth in this Section 6.04.

     SECTION 6.05. No Shelf Registration. RBMG shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of RBMG Common Stock received pursuant hereto by the persons who may be deemed to be "affiliates" of RBC or RBMG within the meaning of Rule 145 promulgated under the Securities Act.

     SECTION 6.06. Public Announcements. The initial press release concerning the Reorganization shall be a joint press release and, thereafter, RBC and RBMG shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Reorganization and shall not issue any such press release or make any such public statement without the prior written approval of the other parties hereto, except to the extent that RBMG may be required by applicable Law or the requirements of the NMS, in which case RBMG shall use its reasonable efforts to consult with RBC before issuing any such release or making any such public statement.

     SECTION 6.07. NMS Additional Listing. Each of the parties hereto shall use its reasonable efforts to obtain, prior to the Effective Time, the approval for additional listing on the NMS, effective upon the official notice of issuance, of the shares of RBMG Common Stock into which the Shares will be converted pursuant to Article II hereof.

     SECTION 6.08. Blue Sky. Each of the parties hereto shall use all reasonable efforts to obtain prior to the Effective Time all necessary blue sky permits and approvals required under Blue Sky Laws to permit the distribution of the shares of RBMG Common Stock to be issued in accordance with the provisions of this Agreement.

                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

     SECTION 7.01. Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of the parties hereto to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

          (a) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

          (b) each of this Agreement and the Merger and the Amended Certificate of Incorporation of RBMG shall have been duly approved by the requisite vote of stockholders of RBMG, in accordance with the DGCL and the NMS;

          (c) each of the Agreement and the Merger shall have been duly approved by the requisite vote of the stockholders of RBC, in accordance with the SCBCA;

          (d) no court of competent jurisdiction shall have issued or entered any order, writ, injunction or decree, and no other Governmental Entity shall have issued any order, which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting its consummation;

          (e) any waiting period (and any extension thereof) applicable to the consummation of the Reorganization under the HSR Act or any other applicable competition, merger control or similar Law shall have expired or been terminated;

          (f) all consents, approvals and authorizations legally required to be obtained to consummate the Reorganization shall have been obtained from all Governmental Entities, except where the failure to obtain any such consent, approval or authorization would not result in a change in or have an effect on the business of RBC or RBMG that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBMG and its respective subsidiaries, taken as a whole;

          (g) all permits or approvals required by state securities or Blue Sky Laws to carry out the transactions contemplated hereby shall have been received; and

          (h) the shares of RBMG Common Stock into which the Shares will be converted pursuant to Article II hereof shall have been authorized for listing on the NMS, subject to official notice of issuance.

     SECTION 7.02. Conditions to the Obligations of RBC. The obligations of RBC to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

          (a) each of the representations and warranties of RBMG contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and RBC shall have received a certificate of the Chairman or President and Chief Financial Officer of RBMG to such effect;

          (b) RBMG shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and RBC shall have received a certificate of the Chairman or President and Chief Financial Officer of RBMG to that effect;

          (c) McNair Law Firm, P.A. or King & Spalding shall have issued its opinions, such opinions dated on or about the Effective Time and on or about the date that is two business days prior to the date the Proxy Statement is first mailed to stockholders of RBMG, addressed to RBC, and reasonably satisfactory to it, based upon customary representations of RBC and RBMG and customary assumptions, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that the stockholders of RBC will recognize no gain or loss upon the receipt of shares of RBMG Common Stock in exchange for shares of RBC Voting Common Stock or RBC Non-voting Common Stock in the Merger, which opinions shall not have been withdrawn or modified in any material respect;

     SECTION 7.03. Conditions to the Obligations of RBMG. The obligations of RBMG to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further condition: since January 1, 1997, there shall not have occurred an RBC Material Adverse Effect or, since the date of this Agreement, an inaccuracy of the representation and warranties of RBC or the failure of RBC to comply with or perform its agreements and covenants required by this Agreement, in either case, which results in an RBC Material Adverse Effect, other than an RBC Material Adverse Effect which may be compensated by adjusting the Exchange Ratio (and which adjustment is agreed to by the Parties).

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of this Agreement, as follows:

          (a) by mutual written consent duly authorized by the Board of Directors of RBC and RBMG;

          (b) by RBC or RBMG, if the Effective Time shall not have occurred on or before November 1, 1997; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date; provided, further, however, that, if any action is required to be taken pursuant to Section 5.07 in order to cure any problem which is curable which caused the Merger to fail to qualify as a reorganization under the provisions of Section 368(a) of the Code, and such failure was the sole reason that the Merger could not be consummated on or prior to November 1, 1997, this Agreement may not be terminated pursuant to this clause (b) unless the Effective Time shall not have occurred on or before December 1, 1997;

          (c) by RBC or RBMG, if any Governmental Order, writ, injunction or decree preventing the consummation of any of the Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable; or

          (d) by RBC or RBMG, (i) if this Agreement and the Merger shall fail to receive the requisite votes for approval at the RBMG Stockholders' Meeting or any adjournment or postponement thereof or (ii) if this Agreement and the Merger shall fail to receive the requisite votes for approval at the RBC Stockholders' Meeting or any adjournment or postponement thereof.

     SECTION 8.02. Effect of Termination. Except as provided in Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any of RBC or RBMG or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties hereto set forth in Section 8.05; provided, however, that nothing herein shall relieve any party hereto from liability for the willful or intentional breach of any of its representations and warranties or the willful or intentional breach of any of its covenants or agreements set forth in this Agreement.

     SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Board of Directors at any time prior to the Effective Time; provided, however, that no amendment may be made (except such amendments that have received the requisite stockholder approval and such amendments as are permitted to be made without RBC stockholder approval under the SCBCA or RBMG stockholder approval under the DGCL) that would
(i) reduce the amount or change the type of consideration into which each share of RBC Voting Common Stock and each share of RBC Non-voting Common Stock shall be converted upon consummation of the Merger, (ii) change any terms of this Agreement in a manner that would materially and adversely affect RBC or RBMG, as the case may be, or RBC's stockholders or RBMG's stockholders, as the case may be, or (iii) change any term of the Articles of Incorporation of RBC or the Certificate of Incorporation of RBMG. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto or (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 8.05. Fees and Expenses. Except as set forth in this Section 8.05, all Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated; provided, however, that all Expenses related to (i) regulatory filing fees pursuant to the HSR Act and (ii) printing, filing and mailing the Registration Statement and the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement shall be borne equally by RBC and RBMG. "Expenses", as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) and regulatory filing fees incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     SECTION 9.01. Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be. Each party agrees that, except for the representations and warranties contained in this Agreement, including the RBC Disclosure Schedule and the RBMG Disclosure Schedule, no party hereto has made any other representation and warranties, and each party hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the Merger contemplated herein, notwithstanding the delivery or disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

     SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

        (a) if to RBC:
               Resource Bancshares Corporation
               1901 Main Street, Suite 650
               Columbia, South Carolina 29201
               Attention: Melissa A. Ard
               Telecopier: (803) 254-3430

           with a copy to:
               McNair Law Firm, P.A.
               1301 Gervais Street, 17th Floor
               Columbia, South Carolina 29201
               Attention: John W. Currie
               Telecopier: (803) 376-2277

        (b) if to RBMG or Merger Sub:
               Resource Bancshares Mortgage Group, Inc.
               7909 Parklane Road
               Columbia, South Carolina 29223
               Attention: David W. Johnson, Jr.
               Telecopier: (803) 741-3708

           with a copy to:
               King & Spalding
               191 Peachtree Street
               Atlanta, Georgia 30303
               Attention: Russell B. Richards, Esq.
               Telecopier: (404) 572-5100

     SECTION 9.03. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

          (a) "affiliate" has the meaning specified in Rule 144 promulgated by the SEC under the Securities Act;

          (b) "Beneficial Owner" with respect to any shares of capital stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock;

          (c) "Business Day" means any day in which the principal offices of the SEC in Washington, D.C. are open to accept filings; in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in the City of New York, USA;

          (d) "$" means United States Dollars;

          (e) "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity;

          (f) "Knowledge" means, with respect to any matter in question, that the executive officers of RBC or RBMG, as the case may be, (i) have actual knowledge of such matter or (ii) after due investigation, should have known of such matter;

          (g) "Lease" means each lease of Leased Real Property, wherein RBC is the tenant (including all amendments, consents for alterations and documents regarding variations and evidence of commencement dates and expiration dates);

          (h) "Leased Real Property" means the real property leased by RBC, as tenant, together with, to the extent leased by RBC, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures and improvements thereon, and all easements, licenses, rights and appurtenances relating to the foregoing;

          (i) "Permitted Encumbrances" means (a) liens for Taxes and assessments not yet payable, and (b) imperfections of title, liens, security interests and other encumbrances the existence of which, individually and in the aggregate, do not have a RBC Material Adverse Effect;

          (j) "Person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government; and

          (k) "Subsidiary" or "Subsidiaries" of any person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary of such person) owns, directly or indirectly, more than 50 percent of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Reorganization is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the paries as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

     SECTION 9.05. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and executors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than Section 6.04, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors, heirs and executors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     SECTION 9.06. Incorporation of Exhibits. The RBC Disclosure Schedule, the RBMG Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.

     SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 9.08. Governing Law. Except to the extent that the Laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the Laws of the State of South Carolina.

     SECTION 9.09. Consent to Jurisdiction; Venue. (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of South Carolina and to the jurisdiction of the United States District Court for the District of South Carolina, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any South Carolina state or federal court sitting in the City of Columbia. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

     (b) Each of the parties hereto irrevocably consents to the service of any summons and complaints and any other process in any other action or proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.09 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

     SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 9.12. Entire Agreement. This Agreement (including the Exhibits, the RBC Disclosure Schedule, the RBMG Disclosure Schedule and the Confidentiality Agreement) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          RESOURCE BANCSHARES CORPORATION

                                          By:     /s/ EDWARD J. SEBASTIAN
                                            ------------------------------------
                                            Name: Edward J. Sebastian
                                            Title: Chairman of the Board and
                                              Chief Executive Officer

                                          RESOURCE BANCSHARES MORTGAGE
                                          GROUP, INC.

                                          By:    /s/ DAVID W. JOHNSON, JR.
                                            ------------------------------------
                                            Name: David W. Johnson, Jr.
                                            Title: Vice Chairman of the Board
                                              and Managing Director

                                          RBC MERGER SUB, INC.

                                          By:     /s/ EDWARD J. SEBASTIAN
                                            ------------------------------------
                                            Name: Edward J. Sebastian
                                            Title: President

                                    ANNEX B

                              AGREEMENT OF MERGER

     AGREEMENT OF MERGER, dated as of April 18, 1997 (this "Agreement"), among RESOURCE BANCSHARES MORTGAGE GROUP, INC., a Delaware corporation ("RBMG"), CAROLINA MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of RBMG ("Merger Sub"), WALSH HOLDING CO., INC., a Delaware corporation ("WSI"), and ROBERT C. WALSH, the principal stockholder of WSI (the "Principal Stockholder").

                              W I T N E S S E T H:

     WHEREAS, the Boards of Directors of RBMG, Merger Sub and WSI have determined that it is consistent with and in furtherance of their respective long-term business strategies and fair to and in the best interests of their respective companies and stockholders to combine their respective businesses in a merger transaction as set forth in this Agreement (the "Reorganization");

     WHEREAS, to induce RBMG to enter into this Agreement, the Principal Stockholder desires to enter into this Agreement for the purposes of making certain representations and warranties to RBMG;

     WHEREAS, in furtherance of the Reorganization, the Board of Directors of WSI has adopted this Agreement and the Merger (as hereinafter defined), as contemplated by this Agreement, and has recommended that the holders of Class A Common Stock, par value $.01 per share, of WSI ("WSI Common Stock") vote to adopt this Agreement and the terms of the Merger as contemplated by this Agreement;

     WHEREAS, in furtherance of the Reorganization, a special committee of the Board of Directors of RBMG (the "Special Committee") has recommended that this Agreement and the Merger, as contemplated by this Agreement, be approved, and the Board of Directors of RBMG has approved this Agreement and the Merger and has recommended that the holders of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") vote to adopt this Agreement and the terms of the Merger as contemplated by this Agreement;

     WHEREAS, the existing stockholders of WSI (collectively, "WSI Stockholders") and Greenwich Capital Financial Products, Inc., as the holder of a warrant to purchase shares of WSI Class B Common Stock (the "Warrantholder"), have entered into an indemnification agreement (the "Indemnification Agreement"), dated the date hereof, for the purposes of making certain representations and warranties and providing certain indemnification to RBMG;

     WHEREAS, certain of the WSI Stockholders have entered into a proxy agreement (the "Proxy Agreement"), dated the date hereof, pursuant to which such stockholders, among other things, have granted an irrevocable proxy to RBMG to vote certain of the outstanding shares of the WSI Common Stock in favor of the approval of this Agreement and the Merger contemplated hereby, upon the terms and subject to the conditions set forth therein;

     WHEREAS, the parties hereto intend that the Merger shall be accounted for as a "pooling of interests" for financial reporting purposes under applicable United States accounting rules and the accounting standards of the United States Securities and Exchange Commission (the "SEC"); and

     WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations thereunder (the "Regulations");

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01. Formation of Merger Subsidiary. RBMG has formed Merger Sub as a wholly owned subsidiary of RBMG. Merger Sub has been formed solely to facilitate the Merger and shall conduct no business or activity other than in connection with the Merger.

     SECTION 1.02. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law ("DGCL"), at the Effective Time, Merger Sub shall be merged with and into WSI (the "Merger"). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and WSI shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of RBMG (the "Surviving Corporation").

     SECTION 1.03. Closing. Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to Section 8.01, subject to the satisfaction or waiver of the conditions set forth in
Article VII, the consummation of the Reorganization shall take place as promptly as practicable (and in any event within three business days) after satisfaction or waiver of the conditions set forth in Article VII, including that the transaction be accounted for as a pooling of interests, at the closing (the "Closing") to be held at the offices of King & Spalding, 120 West 45th Street, New York, New York 10036-4003, unless another date, time or place is agreed to by RBMG and WSI.

     SECTION 1.04. Effective Time. At the time of the Closing and subject to the satisfaction or, if permissible, waiver of the conditions set forth in
Article VII, the parties shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time").

     SECTION 1.05. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of WSI and Merger Sub shall vest in WSI as the Surviving Corporation, and all debts, liabilities and duties of WSI and Merger Sub shall become the debts, liabilities and duties of WSI as the Surviving Corporation. As of the Effective Time, the Surviving Corporation shall be a direct wholly owned subsidiary of RBMG.

     SECTION 1.06. Certificate of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by RBMG and WSI before the Effective Time, at the Effective Time:

          (a) The Certificate of Incorporation and the Bylaws of WSI, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation or Bylaws;

          (b) The officers of WSI immediately prior to the Effective Time shall continue to serve in their respective offices of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal. If, at the Effective Time, a vacancy shall exist in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Law and the Certificate of Incorporation and Bylaws of the Surviving Corporation; and

          (c) The directors of Merger Sub immediately prior to the Effective Time shall continue to serve as directors of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal. If, at the Effective Time, a vacancy shall exist on the Board of Directors of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Law and the Certificate of Incorporation and Bylaws of the Surviving Corporation.

     SECTION 1.07. Amended Certificate of Incorporation and Amended Bylaws of RBMG. Immediately prior to the Effective Time, RBMG shall cause the Certificate of Incorporation of RBMG to be amended pursuant to amendments substantially in the form attached hereto as Exhibit 1.07 (the "Amended Certificate of Incorporation") and the Bylaws of RBMG to be amended to provide that the corporate headquarters of RBMG shall be located in Columbia, South Carolina. The Amended Certificate of Incorporation of RBMG shall provide, among other things, that (i) the authorized capital stock of RBMG shall consist of 100,000,000 shares of RBMG Common Stock, 12,000,000 shares of Class B Common Stock of RBMG, par value $.01 per share ("RBMG Class B Common Stock"), and 5,000,000 shares of preferred stock, par value $.01 per share ("RBMG Preferred Stock") and (ii) the name of RBMG shall be BCA Financial Corp.

                                   ARTICLE II

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     SECTION 2.01. Conversion of Securities. The manner and basis of converting the securities of WSI and Merger Sub, respectively, at the Effective Time, by virtue of the Merger, shall be as hereinafter set forth in this Article II.

     SECTION 2.02. Conversion of Shares. Each share of WSI Common Stock and each share of WSI Class B common stock, par value $.01 per share of WSI (the "WSI Class B Common Stock"), issued and outstanding immediately before the Effective Time (excluding those owned by RBMG or any wholly owned subsidiary of RBMG) and all rights in respect thereof, shall, at the Effective Time, without any action on the part of any holder thereof, forthwith cease to exist and be converted into and become exchangeable for (i) 175, 164.30 shares of RBMG Common Stock (such ratio of the shares of WSI Common Stock and WSI Class B Common Stock to shares of RBMG Common Stock being referred to as the "Exchange Ratio") and
(ii) the right (the "Escrow Stock Right" and collectively, the "Escrow Stock Rights") to receive on a deferred basis and pursuant to the terms of the Escrow Trust Agreement (as hereinafter defined) 19,462.70 additional shares of RBMG Common Stock (such ratio of the shares of WSI Common Stock and WSI Class B Common Stock to shares of RBMG Common Stock being referred to as the "Escrow Stock Ratio"). Notwithstanding the immediately preceding sentence, if the acquisition (the "RBC Acquisition") of Resource Bancshares Corporation ("RBC") occurs prior to the Effective Time pursuant to the terms of that certain Agreement of Merger (the "RBC Merger Agreement"), dated as of the date hereof, among RBMG, RBC and RBC Merger Sub, Inc., then the Exchange Ratio shall be 192,460.50 and the Escrow Stock Ratio shall be 21,384.50. Any fractional shares of WSI Common Stock or WSI Class B Common Stock surrendered by a Holder shall be converted into shares of RBMG Common Stock in accordance with the applicable Exchange Ratio and Escrow Stock Ratio set forth above. Commencing immediately after the Effective Time, each certificate which, immediately prior to the Effective Time, represented issued and outstanding shares of WSI Common Stock and WSI Class B Common Stock (collectively, the "Shares"), shall evidence ownership of RBMG Common Stock on the basis hereinbefore set forth, but subject to the limitations set forth in this Article II.

     SECTION 2.03. Cancellation of Treasury Shares. At the Effective Time, each share of WSI Common Stock owned by WSI or any other wholly owned subsidiary of WSI immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of RBMG or the Surviving Corporation or any other corporation shall be issuable, and no payment or other consideration shall be made, with respect thereto.

     SECTION 2.04. Conversion of Common Stock of Merger Sub into Common Stock of the Surviving Corporation. At the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall, without any action on the part of RBMG, forthwith cease to exist and be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation (the "New WSI Common Stock"). Immediately after the Effective Time and upon surrender by RBMG of the certificate representing the shares of the common stock of Merger Sub, the Surviving Corporation shall deliver to RBMG an appropriate certificate or certificates representing the New WSI Common Stock created by conversion of the common stock of Merger Sub owned by RBMG.

     SECTION 2.05. Exchange of Shares Other than Treasury Shares. (a) Subject to Section 2.05(b) and the other terms and conditions hereof, at or prior to the Effective Time, RBMG shall appoint an exchange agent to effect the exchange of Shares for RBMG Common Stock in accordance with the provisions of this Article II (the "Exchange Agent"). From time to time after the Effective Time, RBMG shall deposit, or cause to be deposited, certificates representing RBMG Common Stock for conversion of Shares in accordance with the provisions of Section 2.02 hereof (such certificates, together with any dividends or distributions with respect thereto, being herein referred to as the "Exchange Fund"). Commencing immediately after the Effective Time and until the appointment of the Exchange Agent shall be terminated, each holder of a certificate or certificates theretofore representing Shares may surrender the same to the Exchange Agent, and, after the appointment of the Exchange Agent shall be terminated, any such holder may surrender any such certificate to RBMG. Such holder shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of full shares of RBMG Common Stock (together with the applicable Escrow Stock Rights) into which the Shares theretofore represented by the certificate or certificates so surrendered shall have been converted in accordance with the provisions of Section 2.02 hereof, together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.07 hereof, and all such shares of RBMG Common Stock shall be deemed to have been issued at the Effective Time. Until so surrendered and exchanged, each outstanding certificate which, prior to the Effective Time, represented issued and outstanding Shares shall be deemed for all corporate purposes of RBMG, other than the payment of dividends and other distributions, if any, to evidence ownership of the number of full shares of RBMG Common Stock and Escrow Stock Rights into which the Shares theretofore represented thereby shall have been converted at the Effective Time. Unless and until any such certificate theretofore representing Shares is so surrendered, no dividend or other distribution, if any, payable to the holders of record of RBMG Common Stock as of any date subsequent to the Effective Time shall be paid to the holder of such certificate in respect thereof. Upon the surrender of any such certificate theretofore representing Shares, however, the record holder of the certificate or certificates representing shares of RBMG Common Stock issued in exchange therefor shall receive from the Exchange Agent or from RBMG, as the case may be, payment of the amount of dividends and other distributions, if any, which as of any date subsequent to the Effective Time and until such surrender shall have become payable with respect to such number of shares of RBMG Common Stock and Escrow Stock Rights ("Presurrender Dividends"). No interest shall be payable with respect to the payment of Presurrender Dividends upon the surrender of certificates theretofore representing Shares. After the appointment of the Exchange Agent shall have been terminated, such holders of RBMG Common Stock and Escrow Stock Rights which have not received payment of Presurrender Dividends shall look only to RBMG for payment thereof. Notwithstanding the foregoing provisions of this Section 2.05, risk of loss and title to such certificates representing Shares shall pass only upon proper delivery of such certificates to the Exchange Agent, and neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any RBMG Common Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law or to a transferee pursuant to
Section 2.06 hereof.

     (b) Prior to the Effective Time, RBMG, the Escrow Agent, the Warrantholder, the "Stockholder Representative" and the "Independent Committee" (as such terms are hereinafter defined) shall enter into an escrow trust agreement substantially in the form as attached hereto as Exhibit 2.05(b) (the "Escrow Trust Agreement") in order to establish an escrow of shares of RBMG Common Stock to be available to satisfy any RBMG Losses (as defined in the Indemnification Agreement) as a result of a breach by WSI of any representation, warranty, covenant or agreement contained herein, as more fully described in the attached form of Escrow Trust Agreement. Approval of this Agreement and the Merger by the WSI Stockholders shall constitute approval of the escrow trust contemplated by the Escrow Trust Agreement and the appointment of the Escrow Agent and the Stockholder Representative. At the Effective Time, RBMG shall deposit with the Escrow Agent that number of whole shares of RBMG Common Stock (rounding up to the nearest whole share) equal to the product obtained by multiplying (i) the applicable Escrow Stock Ratio by (ii) the total number of issued and outstanding shares of WSI Common Stock and WSI Class B Common Stock at the Effective Time. After the Effective Time, RBMG shall deposit with the Escrow Agent such additional shares of RBMG Common Stock as may be required under the circumstances set forth in Section 2(b) of the Escrow Trust Agreement. Such shares of RBMG Common

Stock shall be held by the Escrow Agent and distributed to the WSI Stockholders or the Warrantholder, as applicable, or applied to fund any RBMG Losses in accordance with the terms of the Escrow Trust Agreement. For purposes of this Agreement, "Independent Committee" shall mean such persons as determined by the RBMG Board of Directors on or prior to the Closing; "Stockholder Representative" shall mean Robert C. Walsh (or such other person as determined by the WSI Board of Directors on or prior to the Closing); and "Escrow Agent" shall mean a bank which shall be mutually selected by RBMG, the Warrantholder and the Stockholder Representative prior to the Closing.

     (c) Each outstanding share of WSI Common Stock or WSI Class B Common Stock as to which a written notice of election to demand the appraisal of such shares is filed in accordance with Section 262 of the DGCL, at or prior to the Stockholders' Meetings and not withdrawn at or prior to the Stockholders' Meetings and which is not voted in favor of the Merger shall not be converted into or represent a right to receive RBMG Common Stock hereunder unless and until the holder shall have failed to perfect, or shall have effectively withdrawn his or her right to appraisal of or payment of his or her WSI Common Stock or WSI Class B Common Stock under Section 262 of the DGCL, at which time his or her shares shall be converted into RBMG Common Stock as set forth in
Section 2.02 in accordance with Section 2.05(a). All such shares of WSI Common Stock or WSI Class B Common Stock as to which such demand for appraisal is so filed and not withdrawn at or prior to the time of such vote and which are not voted in favor of the Merger are herein called "Dissenting Stock". WSI shall give RBMG prompt notice of its receipt of any written demands for appraisal rights or withdrawal of such demands. WSI shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not, except with the prior written consent of RBMG, settle or offer to settle any such demands. Each holder of WSI Common Stock or WSI Class B Common Stock that becomes entitled, pursuant to the provisions of Section 262 of the DGCL, to payment for his or her shares of WSI Common Stock or WSI Class B Common Stock under the provisions of said Section, shall receive payment therefor from RBMG and such shares shall be canceled.

     SECTION 2.06. Stock Transfer Books. (a) At the Effective Time, the stock transfer books of WSI with respect to Shares shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of such stock transfer books. In the event of a transfer of ownership of Shares that is not registered in the stock transfer records of WSI, at the Effective Time, a certificate or certificates representing the number of full shares of RBMG Common Stock (together with the applicable Escrow Stock Rights) into which such Shares shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section
2.07 hereof, and a cash payment in the amount of Presurrender Dividends, if any, in accordance with Section 2.05 hereof, if the certificate or certificates representing such Shares is or are surrendered as provided in Section 2.05 hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer tax.

     (b) Notwithstanding anything to the contrary herein, certificates surrendered for exchange by any person constituting a Pooling Affiliate of WSI shall not be exchanged until RBMG shall have received from such person an affiliate letter as provided in Section 6.05(a).

     SECTION 2.07. No Fractional Share Certificates. (a) No scrip or fractional share certificate for RBMG Common Stock shall be issued upon the surrender for exchange of certificates evidencing Shares, and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a stockholder of RBMG or of the Surviving Corporation with respect to such fractional share interest.

     (b) RBMG shall pay to the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Shares an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of WSI Common Stock and WSI Class B Common Stock, as the case may be, held at the Effective Time by such holder) by (ii) the arithmetic average of the closing prices for a share of RBMG Common Stock on the Nasdaq National Market (the "NMS") for each of the ten trading days immediately prior to the Effective Time.

     (c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares with respect to any fractional share interests, the Exchange Agent shall make available such amounts, net of any required withholding, to such holders of WSI Common Stock and WSI Class B Common Stock, subject to and in accordance with the terms of Section 2.05 hereof.

     (d) Any portion of the Exchange Fund which remains undistributed for six months after the Effective Time shall be delivered to RBMG, and any holder of Shares who has not theretofore complied with the provisions of this Article II shall thereafter look only to RBMG for satisfaction of their claims for RBMG Common Stock (together with the applicable Escrow Stock Rights) or any cash in lieu of fractional shares of RBMG Common Stock and any Presurrender Dividends.

     SECTION 2.08. Conversion of Dissenting Stock. If prior to or after the Effective Time any stockholder of WSI shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her shares of Dissenting Stock under Section 262 of the DGCL, the Dissenting Stock of such holder shall be treated for purposes of this Article II like any other shares of outstanding WSI Common Stock or WSI Class B Common Stock.

     SECTION 2.09. WSI Warrant. If, immediately prior to the Effective Time, the WSI Warrant shall remain outstanding, then, to the extent the Warrantholder would otherwise be permitted to purchase shares of WSI Class B Common Stock (the "WSI Warrant Shares") under the WSI Warrant (without regard to the restrictions set forth in Section 3.1 of the WSI Warrant Agreement), RBMG shall issue to the Warrantholder the "RBMG Warrant" (as hereinafter defined), which will provide for the right to acquire such number of shares of RBMG Class B Common Stock (the "RBMG Warrant Shares") as would be equal to the total number of shares of RBMG Common Stock (including, for this purpose, shares of RBMG Common Stock represented by the Escrow Stock Rights) which the Warrantholder would have been entitled to receive as of the Effective Time pursuant to Section 2.02 hereof in exchange for the WSI Warrant Shares (based on the assumption that the WSI Warrant Shares were outstanding immediately prior to the Effective Time).

     SECTION 2.10. Certain Adjustments. If between the date of this Agreement and the Effective Time, the outstanding shares of RBMG Common Stock, WSI Common Stock or WSI Class B Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio and the Escrow Stock Ratio established pursuant to the provisions of Section 2.02 hereof shall be adjusted accordingly to provide to the holders of RBMG Common Stock, WSI Common Stock and WSI Class B Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

     SECTION 2.11. Transmittal Procedures. As soon as reasonably practicable after the Effective Time, RBMG will instruct the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing Shares shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of record of Shares.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF WSI
                         AND THE PRINCIPAL STOCKHOLDER

     WSI and the Principal Stockholder hereby, jointly and severally, represent and warrant to RBMG that:

     SECTION 3.01. Organization and Qualification; Subsidiaries. Each of WSI and each Subsidiary of WSI (the "WSI Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of WSI and each WSI Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a WSI Material Adverse Effect. For purposes of this Agreement, "WSI Material Adverse Effect" means any change in or effect on the business of WSI and the WSI Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of WSI and the WSI Subsidiaries taken as a whole.

     SECTION 3.02. Certificate of Incorporation and Bylaws. The copies of WSI's and each WSI Subsidiary's Certificate of Incorporation and Bylaws that are attached to Section 3.02 of the Disclosure Schedule delivered to RBMG prior to the execution of (and forming part of) this Agreement (the "WSI Disclosure Schedule"), are complete and correct copies thereof. Each such Certificate of Incorporation and Bylaws are in full force and effect. Neither WSI nor any WSI Subsidiary is in violation of any of the provisions of their respective Certificate of Incorporation or Bylaws.

     SECTION 3.03. Capitalization. The authorized capital stock of WSI consists of 1,250 shares of WSI Common Stock and 1,250 shares of WSI Class B Common Stock. As of the date hereof, (i) 75 shares of WSI Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable,
(ii) 24.99 shares of WSI Common Stock and WSI Class B Common Stock are reserved for issuance pursuant to an outstanding warrant, (iii) no shares of WSI Class B Common Stock were issued and outstanding, and (iv) no shares of WSI Common Stock or WSI Class B Common Stock were held in the treasury of WSI or by the WSI Subsidiaries. Each of the WSI Stockholders owns, of record, the number of shares of WSI Common Stock set forth in Section 3.03 of the WSI Disclosure Schedule.
Section 3.03 of the WSI Disclosure Schedule also sets forth all options, warrants or other rights, agreements, arrangements or commitments entitling any WSI Stockholder to acquire any shares of WSI capital stock. Except as described in Section 3.03 of the WSI Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which WSI or any WSI Subsidiary is a party or by which WSI or any WSI Subsidiary is bound relating to the issued or unissued capital stock of WSI or any WSI Subsidiary or obligating WSI or any WSI Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, WSI or any WSI Subsidiary, and no shares of capital stock of WSI are reserved for issuance or sale. Except as set forth in Section 3.03 of the WSI Disclosure Schedule, there are no outstanding contractual obligations of WSI or any WSI Subsidiary to repurchase, redeem or otherwise acquire any shares of WSI Common Stock or any capital stock of any WSI Subsidiary. Except as disclosed in Section 3.03 of the WSI Disclosure Schedule, each outstanding share of capital stock of each WSI Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned of record and beneficially by WSI free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on WSI's or such other WSI Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. Except as set forth in Section 3.03 of the WSI Disclosure Schedule, there are no outstanding contractual obligations of WSI or any WSI Subsidiary requiring it to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise), in, any WSI Subsidiary or any other person.

     SECTION 3.04. Authority Relative to this Agreement. WSI has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger (other than the approval of this Agreement and the Merger contemplated hereby by the holders of a majority of the outstanding shares of WSI Common Stock entitled to vote with respect thereto at the WSI Stockholders' Meeting (the "WSI Stockholder Vote") and the filing and recordation of the Certificate of Merger as required by the
DGCL). The execution and delivery of this Agreement by WSI and the consummation by WSI of the Merger contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of WSI are necessary to authorize this Agreement or to consummate the Merger (other than the WSI Stockholder Vote and the filing and recordation of the Certificate of Merger as required by the DGCL). The board of directors of WSI has approved the execution, delivery and performance of this Agreement and the Merger and other transactions provided for herein in accordance with the requirements of the DGCL. This Agreement has been duly executed and delivered by WSI and the Principal Stockholder and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of WSI and the Principal Stockholder, enforceable against WSI and the Principal Stockholder in accordance with its terms.

     SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by WSI and the Principal Stockholder do not, and the performance by WSI and the Principal Stockholder of their respective obligations hereunder and the consummation of the Merger will not,
(i) conflict
with or violate any provision of the Certificate of Incorporation or Bylaws of WSI or any equivalent organizational documents of any WSI Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in
Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made, conflict with or violate any Law applicable to WSI, any WSI Subsidiary or the Principal Stockholder or by which any property or asset of WSI, any WSI Subsidiary or the Principal Stockholder is bound or affected or (iii) except as set forth in Section 3.05(a) of the WSI Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of WSI, any WSI Subsidiary or the Principal Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a WSI Material Adverse Effect nor (B) prevent or materially delay the performance by WSI of its obligations pursuant to this Agreement or the consummation of the Merger. As used in this Agreement, "Law" means any federal, state or local statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law of the United States or any other jurisdiction, including, without limitation, the Federal Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Housing Act, and any other similar act or law.

     (b) The execution and delivery of this Agreement do not, and the performance by WSI and the Principal Stockholder of their respective obligations hereunder or the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by WSI, any WSI Subsidiary or the Principal Stockholder with, or notification by WSI, any WSI Subsidiary or the Principal Stockholder to, any United States federal, state or local or any foreign governmental, regulatory or administrative authority, agent or commission or any court, tribunal or arbitral body (a "Governmental Entity"), except (i) the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the filing and recordation of the Certificate of Merger as required by the DGCL, and as set forth in Section 3.05(b) of the WSI Disclosure Schedule and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not
(A) prevent or materially delay the performance by WSI of its obligations pursuant to this Agreement or the consummation of the Merger or (B) individually or in the aggregate, have a WSI Material Adverse Effect.

     SECTION 3.06. Permits; Compliance with Laws. Each of WSI and the WSI Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity, necessary for WSI or any WSI Subsidiary to own, lease and operate its properties and to purchase, originate and sell non-conforming mortgage loans secured by residential properties or otherwise to carry on its business as it is now being conducted (the "WSI Permits"), except where the failure to have any WSI Permits would not, individually or in the aggregate, have a WSI Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the WSI Permits is pending or, to the knowledge of WSI, threatened. Neither WSI nor any WSI Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to WSI or any WSI Subsidiary or by which any property or asset of WSI or any WSI Subsidiary is bound or affected or (ii) any WSI Permits, except in the case of clauses (i) and (ii) for any such conflicts, defaults or violations that would not, individually or in the aggregate, have an WSI Material Adverse Effect.

     SECTION 3.07. Financial Statements. (a) (i) The financial statements (including, in each case, any notes thereto) of the predecessors to each of the WSI Subsidiaries for the period from the date of inception (June 14, 1993) through December 31, 1994, for the year ended December 31, 1995 and for the three months ended March 31, 1996, and (ii) the audited consolidated financial statements (including, in each case, any notes thereto) of WSI for the period from the date of inception (April 1, 1996) through December 31, 1996 (including statements of income, stockholders' equity and cash flows and balance sheets as of April 1, 1996 and December 31, 1996), each as contained in Section 3.07 of the WSI Disclosure Schedule, were prepared from, and are in accordance with, the books and records of WSI, which books and records are maintained in accordance with United States generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto). The financial statements contained in Section 3.07 of the WSI Disclosure Schedule each present fairly, in all material respects, the consolidated financial position of WSI and the consolidated WSI Subsidiaries, or their predecessors, as appropriate, as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements to normal and recurring year end adjustments). The audited consolidated balance sheet of WSI as of December 31, 1996 which is contained in Section 3.07 of the WSI Disclosure Schedule is hereinafter referred to as the "1996 Balance Sheet."

     (b) Except as and to the extent set forth or reserved against on the 1996 Balance Sheet, none of WSI or any WSI Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations incurred in the ordinary course of business since January 1, 1997 that would not, individually or in the aggregate, have a WSI Material Adverse Effect.

     (c) The mortgage loans (the "Mortgage Loans") set forth in Section 3.07(c) of the WSI Disclosure Schedule have an aggregate value as of the date hereof of at least $33,230,921, which equals the value of the Mortgage Loans as reflected on the 1996 Balance Sheet ($37,105,715) less the reserve with respect to such loans reflected on the 1996 Balance Sheet ($3,874,795).

     SECTION 3.08. Absence of Certain Changes or Events. (a) Since January 1, 1997, except as set forth in Section 3.08 of the WSI Disclosure Schedule, WSI and the WSI Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any WSI Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of its obligations pursuant to this Agreement and the consummation of the Merger by WSI, (iii) any change by WSI in its accounting methods, principles or practices,
(iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of WSI Common Stock or WSI Class B Common Stock or any redemption, purchase or other acquisition of any of WSI's securities or (v) any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of WSI or any WSI Subsidiary except in the ordinary course of business consistent with past practice.

     (b) Except as set forth in Section 3.08 of the WSI Disclosure Schedule, and except as to events, developments or conditions that have not had and are not reasonably likely to have a WSI Material Adverse Effect, since January 1, 1997, there have not been with respect to WSI (i) any extraordinary losses suffered or any damage, destruction, loss or casualty to property or assets of WSI with an aggregate value of more than $200,000, whether or not covered by insurance, (ii) any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any liability or obligation (absolute, accrued or contingent) incurred except in the ordinary course of business, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims, liabilities and obligations reflected or reserved against in the 1996 Balance Sheet or incurred in the ordinary course of business consistent with past practice since January 1, 1997,
(v) any guaranteed checks, notes or accounts receivable which have been written off as uncollectible, except write-offs in the ordinary course of business consistent with past practice, (vi) any write-down of the value of any asset or investment on the books or records of WSI, except for depreciation and amortization taken in the ordinary course of business consistent with past practice, (vii) any cancellation of any debts or waiver of any claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business consistent with past practice and which in any event do not exceed $50,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $200,000 for additions to property or equipment or aggregate capital expenditures and commitments in excess of $200,000 for additions for property or equipment, (ix) any increase of any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice), (x) any transactions entered into other than in the ordinary course of business, (xi) any agreements to do any of the foregoing or (xii) any other events, developments or conditions of any character that have had or are reasonably likely to have a material adverse effect on the assets, liabilities, results of operations, financial conditions or business of WSI.

     SECTION 3.09. Employee Benefit Plans; Labor Matters. (a) With respect to each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) maintained or contributed to by WSI or any WSI Subsidiary, or with respect to which WSI or any WSI Subsidiary could incur liability under Section 4069, 4212(c) or 4204 of ERISA (the "WSI Benefit Plans"), WSI has delivered or made available to RBMG a true and correct copy of (i) such WSI Benefit Plan and the most recent summary plan description related to each WSI Benefit Plan for which a summary plan description is required, (ii) each trust agreement or other funding arrangement relating to such WSI Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"),
(iv) the most recent actuarial report or financial statement relating to a WSI Benefit Plan and (v) the most recent determination letter issued by the IRS with respect to each WSI Benefit Plan qualified under Section 401(a) of the Code.

     (b) Each WSI Benefit Plan has been administered in all material respects in accordance with its terms and all contributions required to be made under the terms of any of the WSI Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the 1996 Balance Sheet. Except as set forth in Section 3.09(b) of the WSI Disclosure Schedule, with respect to the WSI Benefit Plans, no event has occurred and, to the knowledge of WSI, there exists no condition or set of circumstances in connection with which WSI or any WSI Subsidiary could be subject to any liability under the terms of such WSI Benefit Plans, ERISA, the Code or any other applicable Law which would individually or in the aggregate have a WSI Material Adverse Effect.

     (c) Except as set forth in Section 3.09(c) of the WSI Disclosure Schedule, neither WSI nor any WSI Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by WSI or any WSI Subsidiary and no collective bargaining agreement is being negotiated by WSI or any WSI Subsidiary. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against WSI or any WSI Subsidiary pending or, to the knowledge of WSI, threatened which may interfere with the respective business activities of WSI or any WSI Subsidiary, except where such dispute, strike or work stoppage would not have a WSI Material Adverse Effect. As of the date of this Agreement, to the knowledge of WSI, none of WSI, any WSI Subsidiary, or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of WSI or any WSI Subsidiary, and there is no charge or complaint against WSI or any WSI Subsidiary by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have a WSI Material Adverse Effect.

     (d) WSI has delivered to RBMG true and complete copies of (i) all employment agreements with officers of WSI and each WSI Subsidiary, (ii) all severance plans, agreements, programs and policies of WSI and each WSI Subsidiary with or relating to their respective employees, and (iii) all plans, programs, agreements and other arrangements of WSI and each WSI Subsidiary with or relating to their respective employees which contain "change of control" provisions.

     (e) Except as provided in Section 3.09(e) of the WSI Disclosure Schedule or as otherwise required by Law, no WSI Benefit Plan provides retiree medical or retiree life insurance benefits to any person.

     SECTION 3.10. Accounting and Tax Matters. (a) Neither WSI nor any of its affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from qualifying for "pooling of interests" accounting treatment under applicable U.S. GAAP, including, without limitation, applicable SEC accounting standards, or would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code. WSI is not aware of any agreement, plan or other circumstance that would prevent the Merger from so qualifying under Section 368(a) of the Code.

     (b) The representations and warranties made in WSI's letter of compliance with pooling of interests criteria relating to the Merger and addressed to KPMG Peat Marwick LLP ("KPMG") will be true and correct as of the date of such letter.

     SECTION 3.11. Material Contracts. Section 3.11 of the WSI Disclosure Schedule contains a true and complete list of the following (hereinafter referred to as the "WSI Material Contracts"):

          (a) All bonds, debentures, notes, mortgages, indentures or guarantees to which WSI or any WSI Subsidiary is a party or by which any of their respective assets is bound;

          (b) All loans and credit commitments to WSI or any WSI Subsidiary which are outstanding, together with a brief description of such commitments and the name of each financial institution granting the same;

          (c) All contracts or agreements which limit or restrict WSI, any WSI Subsidiary or any of their respective affiliates from engaging in any business in any jurisdiction or that limit any third party from engaging in competition with WSI or any WSI Subsidiary;

          (d) All contracts and commitments (other than those described in subparagraphs (a), (b), or (c) of this Section 3.11) which relate to the business of WSI or any WSI Subsidiary or by which any of their respective assets may be bound involving an annual commitment or annual payment by any party thereto of more than $200,000 individually; and

          (e) All contracts, agreements, arrangements or understandings between WSI or any WSI Subsidiary and any stockholder, officer or director of WSI or any WSI Subsidiary, or any person with whom any such stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the NMS and less than 5% of the stock of which is beneficially owned by all such persons).

     True and complete copies of all WSI Material Contracts, including all amendments thereto, have been made available to RBMG. The WSI Material Contracts are valid and enforceable in accordance with their respective terms with respect to WSI or the WSI Subsidiary which is a party thereto, and, to the knowledge of WSI, are valid and enforceable in accordance with their respective terms with respect to each other party thereto. There is not under any of the WSI Material Contracts any existing breach, default or event of default by WSI or any WSI Subsidiary or event that with notice or lapse of time or both would constitute a breach, default or event of default by WSI or any WSI Subsidiary, nor does WSI know of, and neither of WSI nor any WSI Subsidiary has received notice of, or made a claim with respect to, any breach or default by any other party thereto.

     SECTION 3.12. Litigation. (a) Except as disclosed in Section 3.12(a) of the WSI Disclosure Schedule, there are no suits, claims, actions, investigations, inquiries or proceedings of any nature by any person that are pending or, to WSI's knowledge, threatened (i) against or otherwise involving, directly or indirectly, WSI or any of the WSI Subsidiaries, or any of their respective properties (including, without limitation, any such matter with respect to Taxes), or (ii) against or otherwise involving, directly or indirectly, any officer, director, employee, stockholder or agent of WSI or any WSI Subsidiary, including, without limitation, any derivative actions that have been requested, that, with respect to either of (i) or (ii) above, if finally determined adversely, individually or in the aggregate, is reasonably likely to have a WSI Material Adverse Effect.

     (b) Except as disclosed in Section 3.12(b) of the WSI Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of WSI, threatened against WSI or any WSI Subsidiary before any Governmental Entity that, individually or in the aggregate, is reasonably likely to have a WSI Material Adverse Effect and to the knowledge of WSI, there are no existing facts or circumstances that would be reasonably likely to result in a suit, claim, action, proceeding or investigation that, individually or in the aggregate, is reasonably likely to have a WSI Material Adverse Effect. Except as disclosed in Section 3.12(b) of the WSI Disclosure Schedule, neither WSI nor any WSI Subsidiary is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, would have a WSI Material Adverse Effect.

     SECTION 3.13. Environmental Matters. Except as disclosed in Section 3.13 of the WSI Disclosure Schedule or as would not, individually or in the aggregate, have a WSI Material Adverse Effect:

          (i) WSI and the WSI Subsidiaries (i) are in compliance with all applicable Environmental Laws, (ii) hold all required Environmental Permits and (iii) are in compliance with their respective Environmental

     Permits. All past noncompliance with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability, and there is no requirement proposed for adoption or implementation under any Environmental Law or Environmental Permit that is reasonably expected to have a WSI Material Adverse Effect.

          (ii) There is no claim, litigation or proceeding pending or threatened pursuant to an Environmental Law against WSI, any WSI Subsidiary, or any real property currently or, to the knowledge of WSI and the WSI Subsidiaries, formerly owned, leased or occupied by WSI or any WSI Subsidiary, and there are no circumstances that can reasonably be expected to form the basis of any such claim, including without limitation with respect to any off-site disposal location presently or formerly used by WSI or any WSI Subsidiary.

          (iii) None of the real property currently or, to the knowledge of WSI and the WSI Subsidiaries, formerly owned, leased or occupied by WSI or any WSI Subsidiary is listed or, to the knowledge of WSI and the WSI Subsidiaries, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, the "Comprehensive Environmental Response, Compensation, and Liability Information System," or any similar list of sites in the United States or any other jurisdiction requiring investigation or cleanup of Hazardous Materials.

     For purposes of this Agreement:

          "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

          "Environmental Law" means any federal, state or local statute, law, ordinance, regulation, rule, code or order of the United States or any other jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials, as in effect as of the date of this Agreement.

          "Environmental Permit" means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

          "Hazardous Material" means (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

     SECTION 3.14. Intellectual Property. Except as set forth in Section 3.14 of the WSI Disclosure Schedule, or as would not, individually or in the aggregate, have a WSI Material Adverse Effect, WSI and the WSI Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks rights, trade names, trade dress, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the respective businesses of WSI and the WSI Subsidiaries as currently conducted, and WSI is unaware of any assertion or claim challenging the validity of any of the foregoing. Except as set forth in
Section 3.14 of the WSI Disclosure Schedule, the conduct of the respective businesses of WSI and the WSI Subsidiaries as currently conducted does not conflict in any way with any patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a WSI Material Adverse Effect. To the knowledge of WSI, there are no infringements of any proprietary rights owned by or licensed by or to WSI or any WSI Subsidiary that, individually or in the aggregate, would have a WSI Material Adverse Effect.

     SECTION 3.15. Taxes. Except as set forth in Section 3.15 of the WSI Disclosure Schedule, (a) WSI and each of the WSI Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of WSI and the WSI

Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) as of the date hereof, no deficiency for any amount of Tax has been asserted or assessed by a taxing authority against WSI or any of the WSI Subsidiaries and
(d) WSI and each of the WSI Subsidiaries have provided adequate reserves in the 1996 Balance Sheet for any Taxes that have not been paid, whether or not shown as being due on any returns. As used in this Agreement, "Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; and license, registration and documentation fees.

     SECTION 3.16. Pooling Affiliates. Section 3.16 of the WSI Disclosure Schedule sets forth the names and addresses of those persons who are, in WSI's reasonable judgment, "affiliates" within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act") or applicable SEC Accounting Releases with respect to pooling-of-interests accounting treatment (each such person, a "Pooling Affiliate") of WSI.

     SECTION 3.17. Real Property. Section 3.17(a)(i) of the WSI Disclosure Schedule lists all Leased Real Property of WSI. Each of the Leases is in full force and effect and conveys to WSI a valid and subsisting leasehold estate. The Leased Real Property is not subject to any liens, security interests or other encumbrances except (i) as disclosed in Section 3.17(a)(ii) of the WSI Disclosure Schedule and (ii) Permitted Encumbrances. Except for real property owned by WSI as a result of foreclosure proceedings relating to loans reflected on its 1996 Balance Sheet and as more particularly described in Section 3.17(a)(iii) of the WSI Disclosure Schedule, WSI owns no real property.

     SECTION 3.18. Brokers. No broker, finder or investment banker (other than National Westminster Bank Plc ("NatWest") and Donaldson Lufkin & Jenrette Securities Corporation ("DLJ")) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of WSI. WSI has heretofore made available to RBMG complete and correct copies of all agreements among WSI, NatWest and DLJ pursuant to which such firm would be entitled to any payment relating to the Merger.

     SECTION 3.19. Insurance. All of the policies relating to insurance maintained by WSI or any WSI Subsidiary with respect to its property and the conduct of its business (or any comparable policies entered into as a replacement therefor) are in full force and effect and neither WSI nor any Subsidiary has received any notice of cancellation with respect thereto and such policies are adequate to insure the property of WSI and the WSI Subsidiaries and to meet the requirements for the conduct of their respective businesses.

     SECTION 3.20. Mortgage Banking Licenses and Qualifications. (a) Except as set forth on Section 3.20 to the WSI Disclosure Schedule, WSI (or an affiliate of WSI performing the origination or servicing of mortgages, as the case may be)
(i) has all certifications, authorizations, licenses, permits and other approvals necessary to conduct its current mortgage banking business and (ii) is in good standing under all applicable federal, state and local laws and regulations thereunder as a mortgage lender, except where the failure to have such certifications, authorizations, licenses, permits or approvals or to be in good standing would not individually or in the aggregate have a WSI Material Adverse Effect.

     (b) Neither WSI nor any WSI Subsidiary is a party to any mandatory or optional forward delivery requirement relating to mortgage loans.

     SECTION 3.21. Loan Portfolio. (a) Except as set forth in Section 3.21 of the WSI Disclosure Schedule, all mortgage loans held for WSI's or any WSI Subsidiary's account ("WSI Mortgage Loans"), are owned by WSI, free and clear of any Encumbrances other than Encumbrances in favor of WSI's lender banks pursuant to warehouse lines of credit and other financing facilities. The mortgage or deed of trust securing each such WSI Mortgage Loan or an assignment thereof has been duly recorded or submitted for recordation in due course in the appropriate filing office in the name of WSI as mortgagee, except where the failure to so record would not have a

WSI Material Adverse Effect. WSI has not released any security for any WSI Mortgage Loan except upon receipt of reasonable consideration for such release, or accepted prepayment of any such WSI Mortgage Loan which has not been promptly applied to such WSI Mortgage Loan except where the failure to receive such reasonable consideration or to so apply such prepayment would not have a WSI Material Adverse Effect.

     (b) Except as set forth in Section 3.21 of the WSI Disclosure Schedule, all documentation prepared in connection with WSI Mortgage Loans and other mortgage loans WSI has committed to fund have been prepared, in all material respects, in accordance with applicable laws and regulations.

     SECTION 3.22. Loan Files. (a) Except as set forth in Section 3.22 of the WSI Disclosure Schedule, the loan documents and loan files maintained by WSI or any WSI Subsidiary or any custodian or servicer with respect to the WSI Mortgage Loans (i) contain originals (or where permitted by the terms of the applicable Mortgage Servicing Agreement, contain true and, in all material respects, correct copies) of the documents relating to each Mortgage Loan, and (ii) are being maintained, in all material respects, in compliance with applicable laws and regulations, including, without limitation, usury, truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity or disclosure laws and, to the extent applicable, the requirements of the investor acquiring such Mortgage Loan and the requirements of the governmental or private insurer insuring such Mortgage Loan, if any, in effect at the time such insurance was obtained.

     (b) The terms of the mortgage note, bond, deed of trust or mortgage relating to any WSI Mortgage Loan have not been impaired, waived, altered or modified in any respect from the date of their origination except by a written instrument that has been duly recorded or submitted for recordation in due course, if recordation is necessary to protect the interests of the owner thereof, the terms of which have been approved, to the extent required, by the relevant investor and insurer (if any) and title insurer (to the extent required by the relevant policy) and are reflected in the loan documents included in the applicable loan files. Except as reflected in the loan documents maintained in the applicable loan files, no mortgagor has been released from its obligations under the applicable WSI Mortgage Loan.

     SECTION 3.23. Mortgage Servicing Agreements. WSI has previously made available to RBMG true and complete copies of all mortgage servicing agreements to which WSI or any WSI Subsidiary is a party (the "Mortgage Servicing Agreements"). Except as set forth in Section 3.23 to the WSI Disclosure Schedule, all the Mortgage Servicing Agreements are (a) valid and binding obligations of WSI or a WSI Subsidiary and, to the knowledge of WSI, of all the other parties thereto, and (b) in full force and effect and are enforceable in accordance with their respective terms. Except as disclosed on Schedule 3.23 the of WSI Disclosure Schedule, there is no default which individually or in the aggregate would have a WSI Material Adverse Effect or, to the knowledge of WSI, claim of default by any party under any such Mortgage Servicing Agreements and, to the knowledge of WSI, no event has occurred which with the passage of time or the giving of notice or both would constitute an event of default by any party under any such Mortgage Servicing Agreements. There is no pending or, to the knowledge of WSI, threatened cancellation of any Mortgage Servicing Agreement and all Mortgage Servicing Agreements are being performed in accordance with all applicable rules and regulations, except where the failure to be so performed would not, individually or in the aggregate, have a WSI Material Adverse Effect. Except as set forth in Section 3.23 of the WSI Disclosure Schedule, neither WSI nor any WSI Subsidiary is a servicer or subservicer with respect to any mortgage loan for its own account or for others and has no liability, direct, indirect or contingent, related to the servicing of any mortgage loan in any securitization.

     SECTION 3.24. No Indemnification or Reimbursement Requests. Except as set forth in Section 3.24 of the WSI Disclosure Schedule, neither WSI nor any WSI Subsidiary is subject to any outstanding repurchase, indemnification or reimbursement requests made pursuant to the provisions of any mortgage servicing rights purchase and sale agreements or mortgage loan purchase and sale agreements pursuant to which WSI or any WSI Subsidiary shall have conveyed any mortgage loans ("WSI Sold Loans"), except where such repurchase, indemnification or reimbursement requests pursuant to such agreements would not have a WSI Material Adverse Effect.

     SECTION 3.25. Custodial Accounts. Unless otherwise prohibited by law or an executed escrow waiver, servicers for WSI and each WSI Subsidiary collect all escrows related to the WSI Mortgage Loans. Except as set forth in Section 3.25 of the WSI Disclosure Schedule, all escrow accounts have been maintained by servicers for

WSI and each WSI Subsidiary and, to the knowledge of WSI, all prior servicers, in accordance in all material respects, with all applicable laws, rules, regulations and requirements. Servicers for WSI or a WSI Subsidiary, as the case may be, have credited to the account for mortgagors all interest required to be paid on any escrow account in accordance with applicable laws, rules, regulations and requirements. All escrow, custodial and suspense accounts related to the WSI Mortgage Loans are held by servicers for WSI and a WSI Subsidiary.

     SECTION 3.26. Servicing Sales and Mergers.  Except as set forth in Section
3.26 of the WSI Disclosure Schedule, neither WSI nor any WSI Subsidiary is a party to any contract or agreement (a) to acquire servicing rights in a "bulk" transaction or (b) to sell servicing rights in a "bulk" transaction or on a flow basis. Except as set forth in Section 3.26 of the WSI Disclosure Schedule, since December 31, 1996, neither WSI nor any WSI Subsidiary has sold any servicing rights.

     SECTION 3.27. Advances. Except as set forth in Section 3.27 of the WSI Disclosure Schedule, there are no pooling, participation, servicing or other agreements to which WSI or any WSI Subsidiary is a party which obligate WSI or any WSI Subsidiary to make servicing advances for principal and interest payments with respect to defaulted or delinquent mortgage loans.

     SECTION 3.28. Single Family Loans. Except as set forth in Section 3.28 of the WSI Disclosure Schedule, all the WSI Mortgage Loans are valid and existing and are secured by single family (i.e., one to four family) residential real property. Except as set forth in Section 3.28 of the WSI Disclosure Schedule, to the extent that a WSI Mortgage Loan is secured by property other than a single family residential property, such WSI Mortgage Loan is not pledged under WSI's or a WSI Subsidiary's warehouse lines of credit except as permitted thereby, and no WSI Mortgage Loan has been sold to any person where WSI or such WSI Subsidiary has any recourse obligation, except as set forth in Section 3.24 of the WSI Disclosure Schedule.

     SECTION 3.29. ARM Adjustments. Except as set forth in Section 3.29 of the WSI Disclosure Schedule, with respect to each WSI Mortgage Loan where the interest rate is not fixed for the term of the loan, to the knowledge of WSI, the servicers for WSI and/or a WSI Subsidiary have, since the date WSI or a WSI Subsidiary acquired such loan, and all prior servicers have (a) properly and accurately entered into its system all data required to service the WSI Mortgage Loan in accordance with all regulations, (b) properly and accurately adjusted the mortgage interest rate on each interest adjustment date, (c) properly and accurately adjusted the monthly payment on each payment adjustment date, (d) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all applicable laws, rules and regulations and the related mortgage documents, and (e) executed and delivered any and all necessary notices required under, and at such times and in a form that complies with, all applicable laws, rules and regulations and the terms of the related mortgage documents regarding the interest rate and payment adjustments.

     SECTION 3.30. WSI Sold Loans. The representations and warranties made by WSI or any WSI Subsidiary in connection with any sale of mortgage loans or any securitization of mortgage loans were true and correct in all material respects at the time such representations and warranties were made, except where the failure to be so true and correct, individually or in the aggregate, would not have a WSI Material Adverse Effect.

     SECTION 3.31. Mortgage Insurance. Except as set forth in Section 3.31 of the WSI Disclosure Schedule, each WSI Mortgage Loan that is indicated in the loan file to be insured by private mortgage insurance is so insured, WSI or a WSI Subsidiary has complied with applicable provisions of the insurance, the insurance is in full force and effect with respect to each such WSI Mortgage Loan, and, to the knowledge of WSI, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or constitute adequate grounds for the applicable insurer to refuse to provide insurance payments thereunder.

     SECTION 3.32. Insurance. Except as set forth in Section 3.32 of the WSI Disclosure Schedule, each WSI Mortgage Loan has been covered by a policy of hazard insurance and, to the extent required by any laws, rules and regulations applicable to such WSI Mortgage Loan, flood insurance, all in a form usual and customary in the industry and which is in full force and effect, except where the failure to obtain such insurance would not have a WSI Material Adverse Effect.

     SECTION 3.33. Title Insurance. Each WSI Mortgage Loan is, and each WSI Sold Loan was at the time of sale, covered by an ALTA lender's title insurance policy or other generally acceptable form of policy of insurance (or by opinion of counsel if appropriate in the particular locality), and each such title insurance policy is issued by a title insurer qualified to do business in the jurisdiction where the collateral securing such loan is located, and insures the originator and its successors and assigns as to the first or second priority lien of the mortgage, as appropriate, in the original principal amount of the WSI Mortgage Loan or WSI Sold Loan except where the failure to obtain such title insurance would not have a WSI Material Adverse Effect. With respect to WSI Mortgage Loans, WSI or the applicable WSI Subsidiary, as assignee of the originator's rights, is an insured under such lender's title insurance policy, and such lender's policy is in full force and effect. Neither WSI nor any WSI Subsidiary nor to the knowledge of WSI, any servicer nor any prior servicer, has performed any act or omission which would impair the coverage of such lender's policy.

     SECTION 3.34. Condemnation. Except as set forth in Section 3.34 of the WSI Disclosure Schedule, neither WSI nor any WSI Subsidiary has any notice of or knowledge of any proceeding pending or threatened for the partial or total condemnation of any of the collateral securing any of the WSI Mortgage Loans, and neither WSI nor any WSI Subsidiary has any notice or knowledge that all or any part of such collateral has been or will be condemned, except where such condemnation would not have a WSI Material Adverse Effect.

     SECTION 3.35. Disclosure. No representation or warranty by WSI and the Principal Stockholder in this Agreement and no statement contained in the WSI Disclosure Schedule or any certificate delivered by WSI or the Principal Stockholder to RBMG pursuant to this Agreement when taken together as a whole contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading.

     SECTION 3.36. Regulatory Approvals. WSI is not aware of any reason why the regulatory approvals required to be obtained by it to consummate the transactions contemplated hereby would not be satisfied within the time frame customary for transactions of the nature contemplated hereby.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF RBMG

     RBMG hereby represents and warrants to WSI and the Principal Stockholder that:

     SECTION 4.01. Organization and Qualification; Subsidiaries. Each of RBMG and each Subsidiary of RBMG (the "RBMG Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of RBMG and each RBMG Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a RBMG Material Adverse Effect. For purposes of this Agreement, "RBMG Material Adverse Effect" means any change in or effect on the business of RBMG and the RBMG Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBMG and the RBMG Subsidiaries taken as a whole.

     SECTION 4.02. Certificate of Incorporation and Bylaws. The copies of RBMG's Certificate of Incorporation and Bylaws that are incorporated by reference as Exhibits to RBMG's Form 10-K for the period ending December 31, 1996 (the "RBMG 1996 10-K") are complete and correct copies thereof. Such Certificate of Incorporation and Bylaws are in full force and effect. RBMG is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

     SECTION 4.03. Capitalization. The authorized capital stock of RBMG consists of (i) 25,000,000 shares of RBMG Common Stock and (ii) 5,000,000 shares of RBMG Preferred Stock. As of the date hereof, 20,255,080 shares of RBMG Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of RBMG Common Stock were held in the treasury of RBMG or by the RBMG Subsidiaries, (iii) 3,614,536 shares of RBMG Common Stock were reserved for future issuance pursuant to agreements or arrangements under Section 4.03 of the Disclosure Schedule delivered by RBMG to WSI prior to the execution of (and forming a part of) this Agreement (the "RBMG Disclosure Schedule"). Except for (a) options granted pursuant to agreements or arrangements described in Section 4.03 of the RBMG Disclosure Schedule, (b) the merger agreements described in Section 4.03 of the RBMG Disclosure Schedule and (c) the rights agreement described in Section 4.03 of the RBMG Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which RBMG is a party or by which RBMG is bound obligating RBMG or any RBMG Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, RBMG or any RBMG Subsidiary. Between January 1, 1997 and the date of this Agreement, options for an aggregate of 323,500 shares of RBMG Common Stock have been awarded under the Omnibus Stock Award Plan and 23,528 shares of restricted RBMG Common Stock have been issued under the Employment Agreement between RBMG and David W. Johnson, Jr. As of the date hereof, no shares of RBMG Preferred Stock are issued and outstanding. All shares of RBMG Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 4.03 of the RBMG Disclosure Schedule, there are no material outstanding contractual obligations of RBMG or any RBMG Subsidiary to repurchase, redeem or otherwise acquire any shares of RBMG Common Stock or any capital stock of any RBMG Subsidiary. Except as disclosed in Section 4.03 of the RBMG Disclosure Schedule, each outstanding share of capital stock of each RBMG Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by RBMG or another RBMG Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of refusal, agreements, limitations on RBMG's or such other RBMG Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear would not, individually or in the aggregate, have an RBMG Material Adverse Effect. Except as set forth in Section
4.03 of the RBMG Disclosure Schedule, there are no material outstanding contractual obligations of RBMG or any RBMG Subsidiary to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any RBMG Subsidiary or any other person.

     SECTION 4.04. Authority Relative to this Agreement. RBMG has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the Merger (other than the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation by the holders of a majority of the outstanding shares of RBMG Common Stock at the RBMG Stockholders' Meeting (the "RBMG Stockholder Vote") and the filing and recordation of the Certificate of Merger as required by the DGCL). The execution and delivery of this Agreement by RBMG and the consummation by RBMG of the Merger contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of RBMG are necessary to authorize this Agreement, or to consummate the Merger (other than the RBMG Stockholder Vote and the filing and recordation of the Certificate of Merger as required by the
DGCL). The board of directors of RBMG has approved the execution, delivery and performance of this Agreement and the Merger and the other transactions provided for herein in accordance with the DGCL. This Agreement has been duly executed and delivered by RBMG and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of RBMG, enforceable against RBMG in accordance with its terms.

     SECTION 4.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by RBMG does not, and the performance by RBMG of its obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of RBMG or any equivalent organizational documents of any RBMG Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to RBMG or any RBMG Subsidiary or by which any property or asset of RBMG or any RBMG Subsidiary is bound or affected or (iii) except as set forth in Section 4.05(a) of the RBMG Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of RBMG or any RBMG Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a RBMG Material Adverse Effect nor (B) prevent or materially delay the performance by RBMG of its obligations pursuant to this Agreement or the consummation of the Merger.

     (b) The execution and delivery of this Agreement does not, and the performance by RBMG of its obligations hereunder and thereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by RBMG with or notification by RBMG to, any Governmental Entity or any other Person, except (i) for applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), the Securities Act, state securities or "blue sky" laws ("Blue Sky Laws"), the rules and regulations of the NMS, state takeover laws, the premerger notification requirements of the HSR Act, the filing of the Certificate of Merger as required by the DGCL and as set forth in Section 4.05(b) of the RBMG Disclosure Schedule, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay the performance by RBMG of its obligations pursuant to this Agreement or the consummation of the Merger or (B) individually or in the aggregate, have a RBMG Material Adverse Effect.

     SECTION 4.06. Permits; Compliance with Laws. Each of RBMG and the RBMG Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity, necessary for RBMG or any RBMG Subsidiary to own, lease and operate its properties and to purchase, originate and sell conforming and non-conforming mortgage loans secured by residential properties or otherwise to carry on its business as it is now being conducted (the "RBMG Permits"), except where the failure to possess any RBMG Permits would not, individually or in the aggregate, have an RBMG Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the RBMG Permits is pending or, to the knowledge of RBMG, threatened. Neither RBMG nor any RBMG Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to RBMG or any RBMG Subsidiary or by which any property or asset of RBMG or any RBMG Subsidiary is bound or affected or (ii) any RBMG Permits, except in the case of clauses (i) and (ii) for any such conflicts, defaults or violations that would not, individually or in the aggregate, have an RBMG Material Adverse Effect.

     SECTION 4.07. SEC Filings; Financial Statements. (a) RBMG has timely filed all forms, reports and documents required to be filed by it with the SEC since January 1, 1994 through the date of this Agreement (collectively and as amended, the "RBMG Reports"). Each RBMG Report (i) was prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No RBMG Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NMS or any stock exchange.

     (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the RBMG Reports or Section 4.07(b) of the RBMG Disclosure Schedule were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of RBMG and the consolidated RBMG Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a RBMG Material Adverse Effect).

     (c) Except as and to the extent set forth or reserved against on the consolidated balance sheet of RBMG and its Subsidiaries as reported in the RBMG Reports, including the notes thereto, and in Section 4.07(c) of the

RBMG Disclosure Schedule, none of RBMG or any RBMG Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business since January 1, 1997 that would not, individually or in the aggregate, have a RBMG Material Adverse Effect.

     SECTION 4.08. Absence of Certain Changes or Events. (a) Since January 1, 1997, except as contemplated by or as disclosed in this Agreement, or as set forth in Section 4.08(a) of the RBMG Disclosure Schedule or as disclosed in any RBMG Report filed since January 1, 1997, RBMG and the RBMG Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any RBMG Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of its obligations pursuant to this Agreement and the consummation of the Merger by RBMG, (iii) any material change by RBMG in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of RBMG Common Stock, except for dividends in amounts consistent with past practice, or any redemption, purchase or other acquisition of any of RBMG's securities or (v) except in the ordinary course of business consistent with past practice, any material increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of RBMG or any RBMG Subsidiary.

     (b) Except as set forth in Section 4.08(b) of the RBMG Disclosure Schedule, and except as to events, developments or conditions that have not had and are not reasonably likely to have an RBMG Material Adverse Effect, since January 1, 1997, there have not been with respect to RBMG (i) any extraordinary losses suffered or any damage, destruction, loss or casualty to property or assets of RBMG with an aggregate value of more than $200,000, whether or not covered by insurance, (ii) any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance except those so mortgaged, pledged or made subject to any lien, charge or other encumbrance in the ordinary course of business,
(iii) any liability or obligation (absolute, accrued or contingent) incurred except in the ordinary course of business, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims, liabilities and obligations reflected or reserved against in the financial statements in the RBMG Reports or incurred in the ordinary course of business consistent with past practice since January 1, 1997, (v) any guaranteed checks, notes or accounts receivable which have been written off as uncollectible, except write-offs in the ordinary course of business consistent with past practice, (vi) any write-down of the value of any asset or investment on the books or records of RBMG, except for depreciation and amortization taken in the ordinary course of business consistent with past practice, (vii) any cancellation of any debts or waiver of any claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business consistent with past practice and which in any event do not exceed $50,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $1,000,000 for additions to property or equipment or aggregate capital expenditures and commitments in excess of $1,000,000 for additions to property or equipment, (ix) any increase of any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice), (x) any transactions entered into other than in the ordinary course of business, (xi) any agreements to do any of the foregoing or (xii) any other events, developments or conditions of any character that have had or are reasonably likely to have an RBMG Material Adverse Effect.

     SECTION 4.09. Accounting and Tax Matters. (a) Neither RBMG nor, to the knowledge of RBMG, any of its Subsidiaries has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from qualifying for "pooling of interests" accounting treatment under applicable U.S. GAAP, including, without limitation, applicable SEC accounting standards, or would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code. RBMG is not aware of any agreement, plan or other circumstance that would prevent the Merger from so qualifying under Section 368(a) of the Code.

     (b) The representations and warranties made in RBMG's letter of compliance with pooling of interests criteria relating to the Merger and addressed to Price Waterhouse LLP will be true as of the date of such letter.

     SECTION 4.10. Pooling Affiliates. Section 4.10 of the RBMG Disclosure Schedule sets forth the names and addresses of those persons who are, in RBMG's reasonable judgment, Pooling Affiliates of RBMG.

     SECTION 4.11. Opinion of Financial Advisor. Prudential Securities Incorporated ("Prudential") has delivered to the board of directors of RBMG its written opinion to the effect that, as of the date of this Agreement, the terms of the Merger are fair from a financial point of view to RBMG and its stockholders. Prudential has authorized the inclusion of its opinion in the Joint Proxy Statement (as defined in Section 6.01) and RBMG shall promptly, after the date of this Agreement, deliver a signed copy of such opinion to WSI.

     SECTION 4.12. Brokers. No broker, finder or investment banker (other than Prudential) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of RBMG. RBMG has heretofore made available to WSI complete and correct copies of all agreements between RBMG and Prudential pursuant to which such firm would be entitled to any payment relating to the Merger.

     SECTION 4.13. Mortgage Banking Licenses and Qualifications. (a) Except as set forth on Section 4.13 to the RBMG Disclosure Schedule, RBMG (or a Subsidiary of RBMG performing the origination or servicing of mortgages, as the case may
be) (i) has all certifications, authorizations, licenses, permits and other approvals necessary to conduct its current mortgage banking business and (ii) is in good standing under all applicable federal, state and local laws and regulations thereunder as a mortgage lender and servicer, except where the failure to have such certificates, authorizations, licenses, permits or approvals or to be in good standing would not, individually or in the aggregate, have a RBMG Material Adverse Effect.

     (b) There is no pending or, to the knowledge of RBMG, threatened cancellation or material reduction of any mortgage sale agreement to which RBMG or any RBMG Subsidiary is a party, and the obligations of RBMG or any RBMG Subsidiary under each such mortgage sale agreement are being performed by RBMG or such RBMG Subsidiary, as the case may be, in all material respects in accordance with its terms.

     SECTION 4.14. Disclosure. No representation or warranty by RBMG in this Agreement and no statement contained in the RBMG Disclosure Schedule or any certificate delivered by RBMG to WSI pursuant to this Agreement when taken together as a whole contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading.

     SECTION 4.15. Regulatory Approvals. RBMG is not aware of any reason why the regulatory approvals required to be obtained by it to consummate the transactions contemplated hereby would not be satisfied within the time frame customary for transactions of the nature contemplated hereby.

                                   ARTICLE V

                                   COVENANTS

     SECTION 5.01. Conduct of Business by WSI Pending the Closing. WSI agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the WSI Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless RBMG shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (x) except for the contemplated sale of a substantial portion of WSI's loan production through securitization transactions, whole loan sales and other loan sales in the ordinary course of business, the respective businesses of WSI and the WSI Subsidiaries shall be conducted only in, and WSI and the WSI Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (y) WSI shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and consultants of WSI and the WSI Subsidiaries and to preserve the current relationships of WSI and the WSI Subsidiaries with such of the customers, suppliers and other persons with which WSI and the WSI Subsidiaries have significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 5.01 of the WSI Disclosure Schedule or as expressly contemplated by any other provision of this

Agreement, neither WSI nor any WSI Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of RBMG, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of, (i) any shares of capital stock of WSI or any WSI Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of WSI or any WSI Subsidiary (except for the issuance of a maximum of 24.99 shares of WSI Class B Common Stock issuable to the Warrantholder pursuant to the WSI Warrant and the shares of WSI Common Stock issuable upon conversion of the WSI Class B Common Stock underlying the WSI Warrant); (ii) any property or assets of WSI or any WSI Subsidiary, except in the ordinary course of business; or (iii) any property or assets of WSI or any WSI Subsidiary in an aggregate amount not in excess of $250,000, except sales, pledges and transfers of loans and servicing rights in the ordinary course of business.

          (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business consistent with past practice, and any acquisitions for consideration, calculated as of the date of execution of the definitive agreement for any such acquisition, that is not, in the aggregate for all such acquisitions, in excess of $250,000;
     (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for (A) indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, (B) other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $5,000,000 or (C) indebtedness for borrowed money incurred to finance acquisitions permitted by clause (i) of this paragraph (c); (iii) terminate, cancel or request any material change in, or agree to any material change in, any WSI Material Contract or enter into any contract or agreement material to the business, results of operations or financial condition of WSI and the WSI Subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that are not, in the aggregate, in excess of $200,000 for WSI and the WSI Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(c);

          (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except that any wholly owned WSI Subsidiary may pay dividends or make other distributions to WSI or any other wholly owned WSI Subsidiary;

          (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees or officers of WSI or any WSI Subsidiary, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of WSI or any WSI Subsidiary that would be triggered by the Reorganization with, any director, officer or other employee of WSI or any WSI Subsidiary, who is not currently entitled to such benefits from the Reorganization, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of WSI or any WSI Subsidiary, except for the "Key Employee Agreements" (as defined in Section 7.03(f) hereof) and the "Employee Agreements" (as defined in Section 7.03(g) hereof);

          (g) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practices or as required by U.S. GAAP;

          (h) make any tax election or settle or compromise any material federal, state or local United States income tax liability, or any income tax liability of any other jurisdiction, other than those made in the ordinary course of business consistent with past practice and those for which specific reserves have been recorded on the 1996 Balance Sheet and only to the extent of such reserves; or

          (i) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

     SECTION 5.02 Conduct of Business by RBMG Pending the Closing. RBMG agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.02 of the RBMG Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless WSI shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (x) the respective businesses of RBMG and the RBMG Subsidiaries shall be conducted only in, and RBMG and the RBMG Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (y) RBMG shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and consultants of RBMG and the RBMG Subsidiaries and to preserve the current relationships of RBMG and the RBMG Subsidiaries with such of the customers, suppliers and other persons with which RBMG or any RBMG Subsidiary has significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 5.02 of the RBMG Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, neither RBMG nor any RBMG Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of WSI, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents except as set forth in the RBC Merger Agreement;

          (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of, (i) any shares of capital stock of RBMG or any RBMG Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any other options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of RBMG or any RBMG Subsidiary (except for the issuance of (A) a maximum of 1,723,087 shares of RBMG Common Stock issuable pursuant to options outstanding on the date of this Agreement, (B) the issuance of shares of RBMG Common Stock pursuant to the merger agreements described in Section
     4.03 of the RBMG Disclosure Schedule, (C) the issuance of preferred stock purchase rights pursuant to the rights agreement described in Section 4.03 of the RBMG Disclosure Schedule, (D) the issuance of options to acquire RBMG Common Stock and the issuance of shares pursuant thereto (which options shall be issued at fair market value and otherwise in accordance with normal practices of RBMG, or, in the case of options issued to Edward
     J. Sebastian, Robert C. Walsh or David W. Johnson, Jr., such options shall be approved by the Board of Directors of RBMG) and (E) the issuance of RBMG Common Stock pursuant to the Stock Investment Plan and the Dividend Reinvestment and Stock Purchase Plan); or (ii) any property or assets of RBMG or any RBMG Subsidiary, except in the ordinary course of business and except any property or assets of RBMG or any RBMG Subsidiary in an aggregate amount not in excess of $1,000,000;

          (c) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business consistent with past practice, and any acquisitions for consideration, calculated as of the date of execution of the definitive agreement for any such acquisition, that is not, in the aggregate for all such acquisitions, in excess of $1,000,000; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for (A) indebtedness or obligations for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, (B) other indebtedness or obligations for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $5,000,000 or (C) indebtedness for borrowed money incurred to finance acquisitions permitted by clause (i) of this paragraph
     (c); (iii) terminate, cancel or request any material change in, or agree to any material change in, any contract or agreement material to the business, results of operations or financial condition of RBMG and the RBMG Subsidiaries taken as a whole (a "RBMG Material Contract") or enter into any contract or agreement which would be a RBMG Material Contract, in either case other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that are not, in the aggregate, in excess of $1,000,000 for RBMG and the RBMG Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(c);

          (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except (i) for any dividends not in excess of $.03 per share of RBMG Common Stock for any calendar quarter and (ii) that any RBMG Subsidiary may pay dividends or make other distributions to RBMG or any other RBMG Subsidiary;

          (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock other than in connection with the RBC Acquisition;

          (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees or officers of RBMG or any RBMG Subsidiary, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of RBMG or any RBMG Subsidiary that would be triggered by the Reorganization with, any director, officer or other employee of RBMG or any RBMG Subsidiary, who is not currently entitled to such benefits from the Reorganization, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of RBMG or any RBMG Subsidiary;

          (g) make any tax election or settle or compromise any material federal, state or local United States income tax liability, or any income tax liability of any other jurisdiction, other than those made in the ordinary course of business consistent with past practice and those for which specific reserves have been recorded in the financial statements in the RBMG Reports and only to the extent of such reserves;

          (h) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practices or as required by U.S. GAAP; or

          (i) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

     SECTION 5.03. Cooperation; Steering Committee. Upon the execution and delivery of this Agreement, WSI and RBMG shall establish a committee (the "Steering Committee") for the purpose of, to the extent permitted by applicable Laws, facilitating the efficient combination of the respective businesses of WSI and RBMG as promptly as practicable following the Effective Time. The Steering Committee shall consist of the following individuals: Edward J. Sebastian, David W. Johnson, Jr., Robert C. Walsh and James Walsh. The Steering Committee shall be dissolved as of the Effective Time.

     SECTION 5.04. Notices of Certain Events. Each of RBMG and WSI shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting WSI, RBMG, the WSI Subsidiaries or the RBMG Subsidiaries that relate to the consummation of the Merger; (iv) the occurrence of a default or event that, with the giving of notice or lapse of time or both, will become a default under any WSI Material Contract or any RBMG Material Contracts; and (v) any change that is reasonably likely to result in a WSI Material Adverse Effect or a RBMG Material Adverse Effect or is reasonably likely to delay or impede the ability of any of WSI or RBMG to perform its respective obligations pursuant to this Agreement and to effect the consummation of the Merger.

     SECTION 5.05. Access to Information; Confidentiality. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which WSI or RBMG or any of the WSI Subsidiaries or RBMG Subsidiaries is a party or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, WSI and RBMG shall (and shall cause the WSI Subsidiaries and the RBMG Subsidiaries, respectively, to): (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, "Representatives")) access at reasonable times upon prior notice to its and its Subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof and (ii) furnish promptly such information concerning its and its Subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.05 shall affect or be deemed to modify any representation or warranty made in this Agreement.

     (b) The parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement dated February, 1997, (the "Confidentiality Agreement") by and among WSI, RBC and RBMG with respect to the information disclosed pursuant to this Section 5.05.

     SECTION 5.06. No Solicitation of Transactions. (a) Each of RBMG and WSI shall not, directly or indirectly, and shall instruct its officers, directors, employees, subsidiaries, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by
it) not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of such party or any of its subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by such party or any of such party's subsidiaries, to take any such action; provided, however, that nothing contained in this Section 5.06 shall prohibit the Board of Directors of RBMG from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited (from the date of this Agreement) proposal by such person to acquire RBMG pursuant to a merger, consolidation, share exchange, tender offer, exchange offer, business combination or other similar transaction or to acquire all or substantially all of the assets of RBMG or any of its subsidiaries, if, and only to the extent that, such Board of Directors, after consultation with outside legal counsel (which may include its regularly engaged outside legal counsel), determines in good faith that such action is required for such Board of Directors to comply with its duties to its stockholders imposed by applicable Law. Each of RBMG and WSI shall promptly notify the other if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made. Nothing contained in this Section 5.06 shall prohibit the Board of Directors of RBMG from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer.

     (b) A "Competing Transaction" means any of the following involving RBMG or WSI, as the case may be (other than the Merger contemplated by this Agreement and the RBC Acquisition): (i) a merger, consolidation, share exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of 15 percent or more of the assets of RBMG and the RBMG Subsidiaries taken as a whole or 15 percent or more of the assets of WSI and the WSI Subsidiaries taken as a whole, as the case may be, or (iii) a tender offer or exchange offer for 15 percent or more of the outstanding voting securities of such party.

     SECTION 5.07. Letters of Accountants. Each of WSI and RBMG shall use all reasonable efforts to cause to be delivered to the other a "comfort" letter of each of KPMG and Price Waterhouse LLP, respectively, each such letter dated and delivered as of the date the Registration Statement (as defined in Section 6.01) shall have become effective and as of the Effective Time, and addressed to WSI and RBMG, respectively, in form and substance reasonably satisfactory to the recipient thereof and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with a merger such as is contemplated by this Agreement.

     SECTION 5.08. Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other parties hereto, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. WSI agrees to use its reasonable best efforts to acquire from each holder of five percent of its Common Stock the stockholder tax certificate substantially in the form contained in Exhibit 5.08. Such certificate shall form the basis of any opinion of counsel regarding the tax treatment of the Merger. In the event that counsel is unable to issue its opinion to the effect that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code as described in Section 7.02(c) hereof, then the parties hereto agree to negotiate in good faith to restructure the Merger in order that such opinion can be issued. Following the Effective Time, and consistent with any such consent, none of the Surviving Corporation, WSI, RBMG, nor any of their affiliates shall knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

     SECTION 5.09. Subsequent Financial Statements. Prior to the Effective Time RBMG shall promptly deliver to WSI copies of each RBMG Report filed by RBMG with the SEC. Prior to the Effective Time, WSI shall promptly deliver to RBMG copies of all monthly financial reports prepared by WSI and copies of all other financial and other information regarding WSI and its subsidiaries reasonably requested by RBMG.

     SECTION 5.10. Control of Operations. Nothing contained in this Agreement shall give WSI, directly or indirectly, the right to control or direct the operations of RBMG or the RBMG Subsidiaries prior to the Effective Time. Nothing contained in this Agreement shall give RBMG, directly or indirectly, the right to control or direct the operations of WSI or the WSI Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of WSI and RBMG shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

     SECTION 5.11. Further Action; Consents; Filings. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by WSI, RBMG, or the Surviving Corporation or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Merger required under (A) the rules and regulations of the NMS, (B) the Securities Act, the Exchange Act and any other applicable federal or state securities Laws, (C) the HSR Act and (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the non-filing parties and their advisors prior to filing. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the

Merger at the behest of any Governmental Entity without the consent and agreement of the other parties hereto, which consent shall not be unreasonably withheld or delayed. The Principal Stockholder further agrees to execute and deliver on behalf of himself and the WSI Stockholders all agreements contemplated hereby, including but not limited to the Escrow Trust Agreement, the Registration Rights Agreement (as hereinafter defined), and the Stockholders Agreement (as hereinafter defined).

     SECTION 5.12. Pooling. From and after the date of this Agreement, none of the parties hereto, or any of their respective Subsidiaries, shall knowingly take any action, or knowingly fail to take any action, other than actions which such parties are required to take or abstain from taking pursuant to this Agreement or the Ancillary Agreements, which action or failure to act is reasonably likely to jeopardize the treatment of the Merger as a "pooling of interests" for accounting purposes. From and after the date of this Agreement, each of the parties hereto shall take all reasonable actions necessary to cause the Merger to be characterized as a pooling of interests for accounting purposes.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.01. Registration Statement; Joint Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, RBMG and WSI shall jointly prepare and RBMG shall file with the SEC a document or documents that will constitute (i) the prospectus forming part of the registration statement on Form S-4 of RBMG (together with all amendments thereto, the "Registration Statement"), in connection with the registration under the Securities Act of the RBMG Common Stock to be issued to WSI's stockholders pursuant to the Merger and (ii) the Joint Proxy Statement with respect to the Merger relating to the special meeting of each of RBMG's stockholders (the "RBMG Stockholders' Meeting") and WSI's stockholders (the "WSI Stockholders' Meeting" and together with the RBMG Stockholders' Meeting, the "Stockholders' Meetings"), to be held to consider approval of this Agreement and the Merger contemplated hereby (such document, together with any amendments thereto, the "Joint Proxy Statement"). Copies of the Joint Proxy Statement shall be provided to the NMS in accordance with the rules of such market. Each of the parties hereto shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, the parties hereto shall take all action required under any applicable Laws in connection with the issuance of shares of RBMG Common Stock pursuant to the Merger. WSI and RBMG, as the case may be, shall furnish all information concerning WSI and RBMG as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and Joint Proxy Statement. As promptly as practicable after the effective date of the Registration Statement, the Joint Proxy Statement shall be mailed to the stockholders of RBMG and WSI. Each of the parties hereto shall cause the Joint Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act and (ii) the Securities Act.

     (b) (i) The Joint Proxy Statement shall include the approval of the Merger and recommendation of the Special Committee and of the Board of Directors of RBMG to RBMG's stockholders that they vote in favor of approval of this Agreement and the Merger contemplated hereby; provided, however, that the Board of Directors of RBMG may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation to the extent that the Board of Directors of RBMG determines in good faith, after consultation with outside legal counsel (who may be RBMG's regularly engaged outside legal counsel), that such withdrawal, modification or change of its recommendation is required by its fiduciary duties to RBMG's stockholders under applicable Law and prior to such determination any person (other than WSI) shall have made a public announcement or otherwise communicated with RBMG with respect to a Competing Transaction that, as determined by the Board of Directors of RBMG after consulting with its outside legal counsel (who may be its regularly retained outside legal counsel) and financial advisors, contains terms more favorable to the stockholders of RBMG than those provided for in the Reorganization. In addition, the Joint Proxy Statement shall include the opinion of Prudential referred to in Section 4.11.

     (ii) The Joint Proxy Statement shall include the approval of the Merger and recommendation of the Board of Directors of WSI to WSI's stockholders that they vote in favor of approval of this Agreement and the Merger contemplated hereby.

     (c) No amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be made without the approval of RBMG and WSI, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the RBMG Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or the NMS for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

     (d) The information supplied by WSI for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is filed with the SEC, (ii) if different, the time the Registration Statement is declared effective, (iii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of RBMG and WSI, (iv) the time of the RBMG Stockholders' Meeting, (v) the time of the WSI Stockholders' Meeting and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstances relating to WSI or any WSI Subsidiary, or their respective officers or directors, should be discovered by WSI that as a result of which it is necessary to amend or supplement the Registration Statement or Joint Proxy Statement in order that the Registration Statement or Joint Proxy Statement will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they were made, WSI shall promptly inform RBMG.

     (e) The information supplied by RBMG for inclusion in the Registration Statement and Joint Proxy Statement shall not, at (i) the time the Registration Statement is filed with the SEC, (ii) if different, the time the Registration Statement is declared effective, (iii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of RBMG and WSI, (iv) the time of the RBMG Stockholders' Meeting, (v) the time of the WSI Stockholders' Meeting and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstances relating to RBMG or any RBMG Subsidiary, or their respective officers or directors, should be discovered by RBMG that as a result of which it is necessary to amend or supplement the Registration Statement or Joint Proxy Statement in order that the Registration Statement or Joint Proxy Statement will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they were made, RBMG shall promptly inform WSI. All documents that RBMG is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

     SECTION 6.02. Stockholders' Meetings. RBMG shall call and hold the RBMG Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation. WSI shall call and hold the WSI Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of the Agreement and the Merger contemplated hereby, and each of RBMG and WSI shall use its reasonable efforts to hold the Stockholders' Meetings on the same day and as soon as practicable after the date on which the Registration Statement becomes effective. RBMG shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation pursuant to the Joint Proxy Statement, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or applicable NMS requirements to obtain such approval, except to the extent that the Board of Directors of RBMG determines in good faith after consultation with outside legal counsel (who may be RBMG's regularly engaged outside legal counsel) that the withdrawal, modification or change of its recommendation is required by its fiduciary duties to RBMG's stockholders under applicable Law and prior to such determination any person (other than WSI) shall have made a public announcement or otherwise communicated to RBMG with respect to a Competing Transaction that, as determined by the Board of Directors of RBMG after consulting with its outside legal counsel (who may be its regularly retained outside legal counsel) and financial advisors, contains terms more favorable to the stockholders of RBMG than those provided for in the Reorganization. WSI shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger contemplated hereby pursuant to the Joint Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL to obtain such approval. Each of the parties hereto shall take all other reasonable action necessary or advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable Law and RBMG's and WSI's Certificate of Incorporation and Bylaws to effect the Merger.

     SECTION 6.03. Employee Benefits Matters. (a) Except as otherwise provided herein, each of the WSI Benefit Plans and the RBMG Benefit Plans (as defined below) in effect as of the Effective Time shall be maintained in effect with respect to the employees or former employees of WSI and the WSI Subsidiaries and of RBMG and the RBMG Subsidiaries, respectively, who are covered by such benefit plans immediately prior to the Closing Date until RBMG otherwise determines at or after the Effective Time; provided, however, that nothing contained herein shall limit any reserved right in any such WSI Benefit Plan or RBMG Benefit Plan, as the case may be, to amend, modify, suspend, revoke or terminate any such plan. "RBMG Benefit Plans" means employee benefit plans, programs, arrangements and contracts (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of ERISA) maintained or contributed to by RBMG or any RBMG Subsidiary, or with respect to which WSI or any WSI Subsidiary could incur liability under Section 4069, 4212(c) or 4204 of ERISA.

     (b) Prior to the Effective Time, the Steering Committee shall develop short and long-term incentive compensation arrangements for RBMG which are to be implemented after the Effective Time and make appropriate adjustments, if any, to the performance goals, target awards and any other relevant criteria under the incentive compensation plans of WSI and RBMG that are in effect as of the Effective Time to take the Reorganization into account. In addition, the Steering Committee shall conduct a review of WSI's and RBMG's respective benefit plans following the execution of this Agreement in order to coordinate the provision of benefits after the Effective Time and to eliminate duplicate benefits, including, without limitation, through the establishment by RBMG of replacement benefit plans (the "RBMG Replacement Plans"). Each participant in any WSI Benefit Plan or RBMG Benefit Plan that is replaced by a RBMG Replacement Plan shall receive credit for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits under any RBMG Replacement Plan for service credited for the corresponding purpose under such benefit plan; provided, however, that such crediting of service shall not operate to duplicate any benefit to any such participant of the funding of any such benefit.

     (c) With respect to any WSI Benefit Plan or RBMG Benefit Plan under which the delivery of WSI Common Stock or RBMG Common Stock, as the case may be, is required upon payment of benefits, grant of awards or exercise of options (the "Stock Plans"), RBMG shall take all corporate action necessary or appropriate to
(i) obtain stockholder approval with respect to such plan to the extent such approval is required for purposes of the Code or other applicable Law, or to enable such plan to comply with Rule 16b-3 promulgated under the Exchange Act,
(ii) reserve for issuance under such plan or otherwise provide a sufficient number of shares of RBMG Common Stock for delivery upon payment of benefits, grant of awards or exercise of options under such plan and (iii) as soon as practicable after the Effective Time, file registration statements on Form S-3 or Form S-8, as appropriate (or any successor or other appropriate forms), with respect to the shares of RBMG Common Stock subject to such plan to the extent such registration statement is required under applicable law, and RBMG shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectuses contained therein) for so long as such benefits and grants remain payable and such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, RBMG shall administer the Stock Plans, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

     (d) Without limiting the applicability of the foregoing each of the parties hereto shall take all actions as are necessary to ensure that WSI shall not be, at the Effective Time, bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than RBMG, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof, and all WSI Benefit Plans conferring any rights with respect to Shares or other capital stock of WSI shall be deemed hereby to be amended to be in conformity with this Section 6.03.

     SECTION 6.04. Executive Officers. At the Effective Time (i) Edward J. Sebastian shall hold the position of Chairman and Chief Executive Officer of RBMG, (ii) Robert C. Walsh shall hold the position of President of RBMG and
(iii) David W. Johnson, Jr. shall hold the position of Vice Chairman of RBMG and Managing Director of RBMG's prime mortgage lending operations. If any of such persons is unable or unwilling to hold such offices as set forth above, his successor shall be selected by the Board of Directors of RBMG in accordance with its Bylaws.

     SECTION 6.05. Pooling Affiliates. (a) WSI shall use its reasonable efforts to deliver or cause to be delivered to RBMG, prior to the Effective Time, an Affiliate Letter in the form attached hereto as Exhibit 6.05(a) (the "WSI Affiliate Letter"), executed by each of the Pooling Affiliates of WSI.

     (b) RBMG shall use its reasonable efforts to deliver or cause to be delivered to WSI, prior the Effective Time, an Affiliate Letter in the form attached hereto as Exhibit 6.05(b) (the "RBMG Affiliate Letter"), executed by each of the Pooling Affiliates of RBMG.

     SECTION 6.06. Directors' and Officers' Indemnification. (a) The Certificate of Incorporation of WSI and the Certificate of Incorporation of RBMG and the Bylaws of WSI and RBMG, as the case may be, shall contain the indemnification provisions that are set forth, as of the date of this Agreement, in the Certificate of Incorporation of WSI, the Certificate of Incorporation of RBMG and the Bylaws of WSI and RBMG, as the case may be, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of WSI or RBMG, respectively.

     (b) This Section 6.06 is intended to be for the benefit of, and shall be enforceable by, the indemnified parties, their heirs and personal representatives and shall be binding on WSI and RBMG and their respective successors and assigns.

     (c) Notwithstanding anything to the contrary contained herein, RBMG and the Surviving Corporation shall, and RBMG shall cause the Surviving Corporation to, assume and perform all obligations of WSI arising under any indemnification agreement entered into prior to the date hereof between WSI and certain officers and directors of WSI.

     (d) From and after the Effective Time, RBMG agrees that it shall indemnify and hold harmless each present and former director and officer of WSI and RBMG determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that WSI and RBMG would have been permitted under Delaware law, and their respective charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties (and RBMG shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined pursuant to a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification).

     (e) To the extent paragraph (d) shall not serve to indemnify and hold harmless any Indemnified Party, for a period of six years after the date hereof, RBMG shall, subject to the terms set forth herein, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and RBMG shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), each Indemnified Party against any Cost incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement; provided, further, however, that RBMG shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of WSI or RBMG, as the case may be.

     (f) Any Indemnified Party wishing to claim indemnification under paragraphs
(d) or (e) of this Section 6.06, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify RBMG thereof, but the failure to so notify shall not relieve RBMG of any liability it may have to such Indemnified Party except to the extent that such failure materially prejudices RBMG. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) RBMG shall have the right to assume the defense thereof and RBMG shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if RBMG elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between RBMG and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and RBMG shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that RBMG shall be obligated pursuant to this paragraph (f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties shall cooperate in the defense of any such matter and (iii) RBMG shall not be liable for any settlement effected without its prior written consent; and provided further, however, that RBMG shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding the foregoing, if such indemnity is not available with respect to any Indemnified Party, then RBMG and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

     (g) If RBMG or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of RBMG shall assume all of the obligations set forth in this Section 6.06.

     SECTION 6.07. No Shelf Registration. RBMG shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of RBMG Common Stock received pursuant hereto by the persons who may be deemed to be "affiliates" of WSI or RBMG within the meaning of Rule 145 promulgated under the Securities Act.

     SECTION 6.08. Public Announcements. The initial press release concerning the Reorganization shall be a joint press release and, thereafter, WSI and RBMG shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Reorganization and shall not issue any such press release or make any such public statement without the prior written approval of the other parties hereto, except to the extent that RBMG may be required by applicable Law or the requirements of the NMS, in which case RBMG shall use its reasonable efforts to consult with WSI before issuing any such release or making any such public statement.

     SECTION 6.09. NMS Additional Listing. Each of the parties hereto shall use its reasonable efforts to obtain, prior to the Effective Time, approval for additional listing on the NMS, effective upon the official notice of issuance, of the shares of RBMG Common Stock into which the Shares will be converted pursuant to Article II hereof.

     SECTION 6.10. Blue Sky. Each of the parties hereto shall use all reasonable efforts to obtain, prior to the Effective Time, all necessary blue sky permits and approvals required under Blue Sky Laws to permit the distribution of the shares of RBMG Common Stock to be issued in accordance with the provisions of the Agreement.

     SECTION 6.11. Headquarters. WSI and RBMG agree that the Bylaws of RBMG will provide that the corporate headquarters of RBMG shall be located in Columbia, South Carolina.

     SECTION 6.12. Post-Merger RBMG Board of Directors. At the Effective Time, the total number of persons serving on the Board of Directors of RBMG shall be eight and shall be those six persons set forth on Exhibit 6.12 hereto (unless otherwise agreed in writing by WSI and RBMG prior to the Effective Time) and two additional persons to be nominated by Edward J. Sebastian and David W. Johnson, Jr. and approved by the RBMG Board of Directors, including approval of a majority of Messrs. John C. Baker, Stuart M. Cable, Boyd M. Guttery, and John O. Wolcott.

                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

     SECTION 7.01. Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of the parties hereto to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

          (a) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

          (b) each of this Agreement and the Merger and the Amended Certificate of Incorporation of RBMG shall have been duly approved by the requisite vote of stockholders of RBMG, in accordance with the DGCL and the NMS;

          (c) each of the Agreement and the Merger shall have been duly approved by the requisite vote of the stockholders of WSI, in accordance with the DGCL;

          (d) no court of competent jurisdiction shall have issued or entered any order, writ, injunction or decree, and no other Governmental Entity shall have issued any order, which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting its consummation;

          (e) any waiting period (and any extension thereof) applicable to the consummation of the Reorganization under the HSR Act or any other applicable competition, merger control or similar Law shall have expired or been terminated;

          (f) all consents, approvals and authorizations legally required to be obtained to consummate the Reorganization shall have been obtained from all Governmental Entities, except where the failure to obtain any such consent, approval or authorization would not result in a change in or have an effect on the business of WSI or RBMG that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBMG and its respective subsidiaries, taken as a whole;

          (g) all permits or approvals required by state securities or Blue Sky Laws to carry out the transactions contemplated hereby shall have been received;

          (h) the shares of RBMG Common Stock into which the Shares will be converted pursuant to Article II hereof, the shares of RBMG Common Stock issuable pursuant to the Escrow Stock Rights and the shares of RBMG Common Stock issuable upon the exercise of the RBMG Warrant pursuant to Section
     2.09 hereof shall have been authorized for listing on the NMS, subject to official notice of issuance;

          (i) RBMG or WSI shall have obtained one or more commitments reasonably satisfactory to the Chief Executive Officer of RBMG and the Chief Executive Officer of WSI which provide a warehouse facility for the sub-prime business of at least $300 million from and after the Effective Time; and

          (j) Both RBMG and WSI shall have been advised in writing, as of the Effective Time, by Price Waterhouse LLP, that, in accordance with U.S. GAAP, based upon discussions with officials responsible for financial and accounting matters and information furnished to Price Waterhouse LLP, Price Waterhouse LLP concurs with management's conclusion that no conditions relating to RBMG or WSI exist that would preclude RBMG's accounting for the Merger as a "pooling of interests," and RBMG and WSI shall have been advised in writing, as of the Effective Time, by KPMG Peat Marwick that based upon inquiries and their examination of the financial statements of WSI they are not aware of any conditions relating to WSI that would preclude the use of "pooling of interests" accounting in connection with the Merger.

     SECTION 7.02. Conditions to the Obligations of WSI. The obligations of WSI to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

          (a) each of the representations and warranties of RBMG contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and WSI shall have received a certificate of the Chairman or President and Chief Financial Officer of RBMG to such effect;

          (b) RBMG shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and WSI shall have received a certificate of the Chairman or President and Chief Financial Officer of RBMG to that effect;

          (c) St. John & Wayne, L.L.C. or King & Spalding shall have issued its opinion, such opinion dated on or about the Effective Time and on or about the date that is two business days prior to the date the Proxy Statement is first mailed to stockholders of RBMG, addressed to WSI, and reasonably satisfactory to it, based upon customary representations of WSI and RBMG and customary assumptions, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that the stockholders of WSI will recognize no gain or loss upon the receipt of shares of RBMG Common Stock in exchange for shares of WSI Common Stock or WSI Class B Common Stock in the Merger, which opinion shall not have been withdrawn or modified in any material respect;

          (d) RBMG shall have executed an employment agreement in substantially the form as attached hereto as Exhibit 7.02(d), pursuant to which Robert C. Walsh shall serve as President of RBMG;

          (e) RBMG shall have executed the Stockholders Agreement in substantially the form as attached hereto as Exhibit 7.02(e) (the "Stockholders Agreement");

          (f) RBMG shall have executed the Registration Rights Agreement in substantially the form as attached hereto as Exhibit 7.02(f) (the "Registration Rights Agreement");

          (g) RBMG shall have executed the Stock Purchase Warrant in substantially the form as attached as Exhibit 7.02(g) (the "RBMG Warrant") (if the WSI Warrant is then outstanding);

          (h) The Escrow Agent, RBMG and the Independent Committee shall have executed the Escrow Trust Agreement; and

          (i) RBMG shall have received the written resignations of such members of the Board of Directors of RBMG so as to permit the reconstitution of the Board in accordance with Section 6.12 hereof.

     SECTION 7.03. Conditions to the Obligations of RBMG. The obligations of RBMG to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

          (a) each of the representations and warranties of WSI and the Principal Stockholder contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and RBMG shall have received a certificate of the Principal Stockholder and the Chairman or President and Chief Financial Officer of WSI to such effect;

          (b) WSI and the Principal Stockholder shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and RBMG shall have received a certificate of the Principal Stockholder and the Chairman or President and Chief Financial Officer of WSI to that effect;

          (c) The WSI Stockholders (who are parties thereto) shall have executed the Stockholders Agreement;

          (d) The WSI Stockholders (including the Warrantholder) shall have executed the Registration Rights Agreement;

          (e) The Escrow Agent, the Warrantholder and the Stockholder Representative shall have executed the Escrow Trust Agreement;

          (f) Each of the key employees of WSI listed in Exhibit 7.03(f) shall have executed an employment agreement in substantially the form as attached hereto as Exhibit 7.03(f)-1 (collectively, the "Key Employee Agreements") and a Noncompetition Agreement in substantially the form as attached hereto as Exhibit 7.03(f)-2 (collectively the "Noncompetition Agreements");

          (g) Each of the employees of WSI set forth in Exhibit 7.03(g) shall have executed an employment agreement in substantially the form as attached hereto as Exhibit 7.03(g) (collectively, the "Employee Agreements"); and

          (h) The Warrantholder shall have surrendered the WSI Warrant (if then outstanding) in exchange for the RBMG Warrant and terminated the Warrantholders Agreements (as defined in the Indemnification Agreement).

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of this Agreement, as follows:

          (a) by mutual written consent duly authorized by the Board of Directors of WSI and RBMG;

          (b) by WSI or RBMG, if the Effective Time shall not have occurred on or before November 1, 1997; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date; provided, further, however, that, if any action is required to be taken either (i) pursuant to Section 5.12 in order to cure any problem which is curable which caused the Merger to fail to be characterized as a "pooling of interests" for accounting purposes or (ii) pursuant to Section 5.08 in order to cure any problem which is curable which caused the

     Merger to fail to qualify as a reorganization under the provisions of
     Section 368(a) of the Code, and such failure, as the case may be, was the sole reason that the Merger could not be consummated on or prior to November 1, 1997, this Agreement may not be terminated pursuant to this clause (b) unless the Effective Time shall not have occurred on or before December 1, 1997;

          (c) by WSI or RBMG, if any Governmental Order, writ, injunction or decree preventing the consummation of any of the Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

          (d) by WSI if (i) in accordance with the proviso to Section 6.01(b), the Board of Directors of RBMG withdraws, modifies or changes its recommendation of this Agreement and the Merger in a manner adverse to WSI or its stockholders or shall have resolved to do so, (ii) the Board of Directors of RBMG shall have recommended to the stockholders of RBMG a Competing Transaction or shall have resolved to do so, or (iii) a tender offer or exchange offer for 15 percent or more of the outstanding shares of capital stock of RBMG is commenced and the Board of Directors of RBMG fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

          (e) by WSI or RBMG, (i) if this Agreement and the Merger shall fail to receive the requisite votes for approval at the RBMG Stockholders' Meeting or any adjournment or postponement thereof or (ii) if this Agreement and the Merger shall fail to receive the requisite votes for approval at the WSI Stockholders' Meeting or any adjournment or postponement thereof;

          (f) by RBMG, if the Board of Directors of RBMG shall withdraw, modify or change its recommendation of the approval of this Agreement and the Merger and the Board of Directors of RBMG determines, following consultation with outside legal counsel (who may be RBMG's regularly engaged outside legal counsel), that failure to take such action would be inconsistent with its duties to its stockholders under applicable Law and prior to such determination any person (other than WSI) shall have made a public announcement or otherwise communicated with RBMG with respect to a Competing Transaction that, as determined by the Board of Directors of RBMG after consultation with its outside legal counsel (who may be its regularly engaged outside legal counsel) and financial advisors, contains terms more favorable to the stockholders of RBMG than those provided for in the Reorganization; provided, however, that RBMG may not terminate this Agreement pursuant to this Section 8.01(f) until three business days have lapsed following delivery to WSI of written notice of such determination of RBMG; provided further, however, that such termination under this Section 8.01(f) shall not be effective until RBMG has made payment to WSI of the amounts required to be paid pursuant to Section 8.05(b); or

          (g) by WSI or RBMG, if the closing price per share of RBMG Common Stock, as reported by the NMS, for a period of 10 consecutive trading days during the period from the date hereof until the last trading day prior to the RBMG Stockholders' Meeting is less than $12.00.

     SECTION 8.02. Effect of Termination. Except as provided in Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any of WSI or RBMG or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties hereto set forth in Sections 8.05(a),
(b), (c) and (d); provided, however, that nothing herein shall relieve any party hereto from liability for the wilful or intentional breach of any of its representations and warranties or the wilful or intentional breach of any of its covenants or agreements set forth in this Agreement.

     SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by such party in the case of the Principal Stockholder or by or on behalf of their respective Board of Directors in the case of WSI and RBMG at any time prior to the Effective Time; provided, however, that no amendment may be made (except such amendments that have received the requisite stockholder approval and such amendments as are permitted to be made without WSI stockholder approval or RBMG stockholder approval under the DGCL) that would (i) reduce the amount or change the type of consideration into which each share of WSI Common Stock shall be converted upon consummation of the Merger, (ii) change any terms of this Agreement in a manner that would materially and adversely affect WSI or RBMG, as the case may be, or WSI's stockholders or RBMG's stockholders, as the case may be, or (iii) change any term of the Certificate of Incorporation of WSI or RBMG except as contemplated hereby. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto or (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 8.05. Fees and Expenses. (a) Except as set forth in this Section 8.05, all Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated; provided, however, that all Expenses related to (i) regulatory filing fees pursuant to the HSR Act and (ii) printing, filing and mailing the Registration Statement and the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement shall be borne equally by WSI and RBMG. "Expenses", as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) and regulatory filing fees incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger.

     (b) RBMG agrees that, if:

          (i) RBMG shall terminate this Agreement pursuant to Section 8.01(f),

          (ii) (A) WSI shall terminate this Agreement pursuant to Section 8.01(d) and (B) at the time of such termination, there shall exist a Competing Transaction with respect to RBMG; or

          (iii) (A) WSI shall terminate this Agreement pursuant to Section 8.01(e), (B) prior to the RBMG Stockholders Meeting, RBMG shall have furnished information to, or entered into discussions or negotiations with, any person or entity with respect to a Competing Transaction involving RBMG and RBMG shall not have reaffirmed its recommendation to its stockholders with respect to the transactions contemplated in this Agreement by the time of the RBMG Stockholders Meeting and (C) within 12 months thereafter, RBMG shall enter into a definitive agreement with respect to any Competing Transaction or any Competing Transaction shall be consummated, then, in the case of (i), contemporaneous with such termination, in the case of
(ii) promptly (but in no event later than 10 days) after such termination, or, in the case of (iii), promptly after such entering into of such definitive agreement or such consummation, RBMG shall pay to WSI an amount equal to the sum of Ten Million Dollars ($10,000,000), which amount is inclusive of all WSI's Expenses (the "RBMG Termination Fee").

     (c) Any payment required to be made pursuant to Section 8.05(b) shall be made to WSI not later than two business days after delivery to RBMG of notice of demand for payment and shall be made by wire transfer of immediately available funds to an account designated by WSI in the notice of demand for payment delivered pursuant to this Section 8.05(c).

     (d) In the event that RBMG shall fail to pay the RBMG Termination Fee, the amount of any such RBMG Termination Fee shall be increased to include the cost and expenses actually incurred or accrued by WSI (including, without limitation, fees and expenses of counsel) in connection with collection on and enforcement of this Section 8.05, together with interest on such unpaid RBMG Termination Fee, commencing on the date that such RBMG Termination Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the city of New York, from time to time, at such bank's base rate plus two percent.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     SECTION 9.01. Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be; provided, however, that the representations, warranties, covenants and indemnity obligations of the WSI Stockholders pursuant to the Indemnity Agreement shall not terminate at the Effective Time and shall survive the Effective Time for the relevant period set forth therein. Each party agrees that, except for the representations and warranties contained in this Agreement, including the WSI Disclosure Schedule and the RBMG Disclosure Schedule, no party hereto has made any other representation and warranties, and each party hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the Merger contemplated herein, notwithstanding the delivery or disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

     SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

        (a) if to WSI:

               Walsh Holding Co., Inc.
               4 Campus Drive
               Parisppany, New Jersey 07054
               Attention: Robert C. Walsh
               Telecopier: (201) 538-0574

           with a copy to:

               St. John & Wayne, L.L.C.
               Two Penn Plaza East
               Newark, New Jersey 07105
               Attention: John J. Oberdorf, Esq.
               Telecopier: (201) 491-3402

        (b) if to RBMG or Merger Sub:

               Resource Bancshares Mortgage Group, Inc.
               7909 Parklane Road
               Columbia, South Carolina 29223
               Attention: David W. Johnson, Jr.
               Telecopier: (803) 741-3708

           with a copy to:

               King & Spalding
               191 Peachtree Street
               Atlanta, Georgia 30303
               Attention: Russell B. Richards, Esq.
               Telecopier: (404) 572-5100

     SECTION 9.03. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

          (a) "affiliate" has the meaning specified in Rule 144 promulgated by the SEC under the Securities Act;

          (b) "Ancillary Agreements" means the Indemnity Agreement, the Escrow Trust Agreement, the Registration Rights Agreement, the Key Employee Agreements, the Noncompetition Agreements, the Employee Agreements and the Stockholders Agreement;

          (c) "Beneficial Owner" with respect to any shares of capital stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock;

          (d) "Business Day" means any day in which the principal offices of the SEC in Washington, D.C. are open to accept filings; in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in the City of New York, USA;

          (e) "$" means United States Dollars;

          (f) "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity;

          (g) "Knowledge" means, with respect to any matter in question, that the principal stockholders, the executive officers of WSI or RBMG, as the case may be, (i) have actual knowledge of such matter or (ii) after due investigation, should have known of such matter;

          (h) "Lease" means each lease of Leased Real Property, wherein WSI is the tenant (including all amendments, consents for alterations and documents regarding variations and evidence of commencement dates and expiration dates);

          (i) "Leased Real Property" means the real property leased by WSI, as tenant, together with, to the extent leased by WSI, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures and improvements thereon, and all easements, licenses, rights and appurtenances relating to the foregoing;

          (j) "Permitted Encumbrances" means (a) liens for Taxes and assessments not yet payable, and (b) imperfections of title, liens, security interests and other encumbrances the existence of which, individually and in the aggregate, do not have a WSI Material Adverse Effect;

          (k) "Person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government;

          (l) "Subsidiary" or "Subsidiaries" of any person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary of such person) owns, directly or indirectly, more than 50 percent of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation of other legal entity;

          (m) "WSI Warrant" means the warrant of the Warrantholder to purchase
     24.99 shares of WSI Class B Common Stock issued pursuant to a Warrant Agreement (the "Warrant Agreement"), dated April 18, 1996, between the Warrantholder and WSI.

     SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Reorganization is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

     SECTION 9.05. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and executors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than Section 6.06, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors, heirs and executors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     SECTION 9.06. Incorporation of Exhibits. The WSI Disclosure Schedule, the RBMG Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.

     SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 9.08. Governing Law. Except to the extent that the Laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the Laws of the State of New York.

     SECTION 9.09. Consent to Jurisdiction; Venue. (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any New York state or federal court sitting in the City of New York. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

     (b) Each of the parties hereto irrevocably consents to the service of any summons and complaints and any other process in any other action or proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.09 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

     SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 9.12. Entire Agreement. This Agreement (including the Exhibits, the WSI Disclosure Schedule, the RBMG Disclosure Schedule, the Confidentiality Agreement and the Ancillary Agreements) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          WALSH HOLDING CO., INC.

                                          By:       /s/ ROBERT C. WALSH
                                            ------------------------------------
                                            Name: Robert C. Walsh
                                            Title: Chairman of the Board, Chief
                                                   Executive Officer and
                                                   President

                                          RESOURCE BANCSHARES MORTGAGE
                                          GROUP, INC.

                                          By:     /s/ EDWARD J. SEBASTIAN
                                            ------------------------------------
                                            Name: Edward J. Sebastian
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer

                                          CAROLINA MERGER SUB, INC.

                                          By:     /s/ EDWARD J. SEBASTIAN
                                            ------------------------------------
                                            Name: Edward J. Sebastian
                                            Title: President

                                                  /s/ ROBERT C. WALSH
                                          --------------------------------------
                                          Robert C. Walsh

                                    ANNEX C

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.

     RESOURCE BANCSHARES MORTGAGE GROUP, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") hereby certifies:

          FIRST: That the Board of Directors of the Corporation duly adopted the following resolution proposing and declaring advisable an amendment to the Certificate of Incorporation of the Corporation increasing the number of authorized shares of Common Stock, par value $.01 per share, of the Company from Twenty-Five Million (25,000,000) to Fifty Million (50,000,000):

             "RESOLVED, that the Company amend its Certificate of Incorporation by deleting in its entirety the first paragraph of the Fourth Article of the Certificate of Incorporation and substituting in lieu thereof the following:

                FOURTH: (a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 55,000,000 shares, consisting of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share."

          SECOND: That the amendments have been adopted by an affirmative vote of a majority of the stockholders of the Corporation in accordance with the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused its duly authorized officers
to execute this Certificate as of this      day of           , 1997.

                                          RESOURCE BANCSHARES MORTGAGE
                                          GROUP, INC.

                                          By:

                                            ------------------------------------

Attest:

      ----------------------------

                                    ANNEX D

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.

     RESOURCE BANCSHARES MORTGAGE GROUP, INC., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "Corporation") hereby certifies:

          FIRST: That the Board of Directors of the Corporation duly adopted the following resolution proposing and declaring advisable an amendment to the Certificate of Incorporation of the Corporation changing the name of the
     Corporation:

             "RESOLVED, that the Company amend its Certificate of Incorporation by deleting in its entirety the First Article of the Certificate of Incorporation and substituting in lieu thereof the following:

               FIRST: The name of the Corporation is BCA Financial Corp."

          SECOND: That the Board of Directors of the Corporation duly adopted the following resolution proposing and declaring advisable an amendment to the Certificate of Incorporation of the Corporation increasing the number of authorized shares of Common Stock, par value $.01 per share, of the Company from Fifty Million (50,000,000) to One Hundred Twelve Million (112,000,000):

             "RESOLVED, that the Company amend its Certificate of Incorporation by deleting in its entirety the Fourth Article of the Certificate of Incorporation and substituting in lieu thereof the following:

                FOURTH: (a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 112,000,000 shares, consisting of 100,000,000 shares of Voting Common Stock, par value $.01 per share ("Voting Common Stock"); 12,000,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"); and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock").

                (b) Common Stock.

                    (1) Rights and Privileges.

                        (i) Except as provided herein, all shares of Voting
                   Common Stock and Class B Common Stock (collectively "Common Stock") shall be identical and shall entitle the holders thereof to the same rights and privileges.

                        (ii) If the Board of Directors declares a cash dividend
                   or other distribution on the Voting Common Stock, the Board of Directors shall simultaneously declare a dividend or distribution at the same rate on the Class B Common Stock, so that the Class B Common Stock participates equally with the Voting Common Stock; provided that if the dividends consist of other voting securities of the Corporation, the Corporation shall make available to each holder of Class B Common Stock, at such holder's request, dividends consisting of non-voting securities of the Corporation which are otherwise identical to the voting securities and which are convertible into or exchangeable for such voting securities on the same terms as the Class B Common Stock is convertible into the Voting Common Stock.

                    (2) Voting Rights.

                        (i) Each holder of Voting Common Stock shall be entitled
                   to one vote for each share of Voting Common Stock held on all matters as to which holders of Common Stock shall be entitled to vote.

                        (ii) The holders of Class B Common Stock shall not have
                   any voting right except as otherwise required by applicable law provided that the holders of Class B Common Stock shall have the right to vote as a separate class on any merger or consolidation of the Corporation with or into another entity or entities, or any recapitalization or reorganization, in which shares of Class B Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Voting Common Stock or would otherwise be treated differently from shares of Voting Common Stock in connection with such transaction, except that shares of Class B Common Stock may, without such a separate class vote, receive or be exchanged for non-voting securities which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or exchanged for the Voting Common Stock so long as (a) such non-voting securities are convertible into such voting securities on the same terms as the Class B Common Stock is convertible into Voting Common Stock and (b) all other consideration is equal on a per share basis.

                        (iii) The holders of Class B Common Stock shall have the
                   right to vote as a separate class on any amendment or restatement of the Certificate of Incorporation of the Corporation which in any way adversely affects the rights of the Class B Common Stock in a manner different than the Voting Common Stock.

                   (3) Conversion.

                        (i) Subject to the terms and conditions of this Section
                   (b)(3), the holder of any shares of Class B Common Stock shall have the right at any time, and from time to time, at such holder's option, to convert all or a portion of the shares of the Class B Common Stock so held into the same number of shares of Voting Common Stock; provided, however, that the Corporation shall not be required to record the conversion of, and no holder of shares shall be entitled to convert, shares of Class B Common Stock into Voting Common Stock unless permitted under applicable law. Such right of conversion shall be exercised (A) by giving written notice (the "Notice") to the Corporation that the holder elects to convert a stated number of shares of Class B Common Stock into shares of Voting Common Stock on the date specified in such notice or, in the absence of such specified date, as of the date of such notice (the "Conversion Date") and (B) by surrendering the certificate or certificates representing at least the number of shares of Class B Common Stock to be converted to the Corporation at its principal office at any time during its usual business hours on or before the Conversion Date, duly endorsed in blank by the owner of the certificate so surrendered, together with a statement of the name(s) (with addresses) of the person(s) in whose name(s) the certificates for shares of Voting Common Stock issued on conversion should be registered.

                        (ii) Promptly after the Conversion Date and the
                   surrender of such certificate or certificates representing the shares of Class B Common Stock to be converted, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder requesting conversion, registered in such name(s) as such holder may direct, a certificate or certificates for the number of such shares of Voting Common Stock issuable upon the conversion, together with a certificate evidencing any balance of the shares of Class B Common Stock surrendered to the Corporation but not then being converted. To the extent permitted by law, such conversion shall be deemed to have been effected on the later of the Conversion Date or the date on which the Corporation shall have received the certificate(s) representing the shares to be converted, and at such time the rights of the holder of such shares as such holder shall cease, and the person(s) in whose name(s) any certificate(s) for shares shall be issuable upon such conversion shall be deemed to have become the holder of record of such shares of Voting Common Stock.

                    (4) Reserved for Issuance.  The Corporation shall at all
               times reserve and keep available, out of its authorized but unissued shares of Voting Common Stock, shares of Voting Common Stock in a quantity sufficient to provide for the conversion of all outstanding shares of Class B Common Stock into Voting Common Stock.

                (c) The board of directors is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the voting powers, full or limited or no voting powers, and such designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock (including without limitation liquidation preferences, dividend rates, conversion rights and redemption provisions), and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the Delaware General Corporation Law."

          THIRD: That the amendments have been adopted by an affirmative vote of the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused its duly authorized officers
to execute this Certificate as of this      day of             , 1997.

                                          RESOURCE BANCSHARES MORTGAGE
                                          GROUP, INC.

                                          By:
                                             -----------------------------------

                                          Attest:
                                                 -------------------------------

                                    ANNEX E

           CHAPTER 13 OF THE SOUTH CAROLINA BUSINESS CORPORATION ACT

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

          (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial Shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article 1 of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

          (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

          (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

          (a) If proposed corporate action creating dissenters' rights under
     Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

          (b) If a corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in
     Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

          (a) If proposed corporate action creating dissenters' rights under
     Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenter's right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

                                    ANNEX F

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SEC. 262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; and the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the date on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statements shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal right as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    ANNEX G

               [LETTERHEAD OF PRUDENTIAL SECURITIES INCORPORATED]

                                                                  APRIL 18, 1997

PRIVATE AND CONFIDENTIAL

The Board of Directors
Resource Bancshares Mortgage Group, Inc.
7909 Parkland Road
Columbia, South Carolina 29223

Members of the Committee:

     We understand that Resource Bancshares Mortgage Group, Inc. ("RBMG" or the "Company"), a wholly-owned subsidiary of the Company ("Merger Sub") and Resource Bancshares Corporation ("RBC") propose to enter into an Agreement of Merger (the "Agreement"). Pursuant to the Agreement, Merger Sub shall merge with and into RBC and RBC shall continue as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger"). In the Merger each outstanding share of RBC voting common stock, par value $.01 per share, and each outstanding share of RBC non-voting common stock, par value $.01 per share, will be converted into and become exchangeable for the right to receive shares of RBMG common stock (the "Exchange Ratio"), par value $.01 per share (the "RBMG Common Stock").

     You have requested our opinion as to the fairness from a financial point of view of the Exchange Ratio to the stockholders of the Company.

     In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors we deemed relevant under the circumstances, including:

          (i) the execution copy of the Agreement presented to the Board of Directors on the date hereof;

          (ii) certain publicly available historical financial and operating data concerning the Company including the Annual Report on Form 10-K of the Company for the years ended December 31, 1996, 1995 and 1994, the Company's Proxy Statement for the Annual Meeting of Shareholders held on April 25, 1996, the Company's Prospectus, dated March 11, 1996, relating to the sale of 3,512,961 shares of RBMG Common Stock and the Company's Prospectus, dated May 25, 1993, relating to the initial public offering of RBMG Common Stock;

          (iii) certain historical financial and operating data concerning RBC including the audited consolidated financial statements of RBC and Subsidiaries for the years ended December 31, 1996, 1995 and 1994;

          (iv) certain information of the Company, including financial forecasts for future fiscal years prepared by the management of the Company;

          (v) certain information of RBC, including financial forecasts for the year ending December 31, 1997, prepared by the management of RBC;

          (vi) certain information of RBC, including closing documents relating to the February 3, 1997 repurchase by Intek Information, Inc. ("Intek") of 5,000 Series A Preferred shares of Intek owned by RBC;

          (vii) the pro forma financial impact of the Merger on the Company;

          (viii) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed comparable to RBC or otherwise relevant to our inquiry;

          (ix) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed comparable to Republic Leasing Company, Inc. or otherwise relevant to our inquiry;

          (x) the financial terms of certain recent transactions we deemed relevant; and

          (xi) such other financial studies, analyses and investigations that we deemed appropriate.

     We have met with the management of the Company and RBC to discuss (i) the prospects for their respective businesses, (ii) their estimates of such businesses' future financial performance, (iii) the financial impact of the Merger on the respective companies and (iv) such other matters that we deemed relevant.

     In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information provided to us by the Company and RBC and have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or RBC. With respect to certain financial forecasts provided to us by the Company, and financial forecasts provided to us by RBC, we have assumed that the information represents each respective management's best currently available estimate as to the future financial performance of the Company and of RBC. Further, our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

     As you know, we have been retained by the Special Committee of the Board of Directors of the Company to render this opinion and provide other financial advisory services in connection with the Merger. We received a retainer fee for our services, are due a fee upon signing of the Agreement and, upon consummation of the Merger, will receive an additional fee. In the past we have performed other investment banking services for the Company and we are currently engaged to represent the Company in, and will receive a fee upon consummation of, the proposed merger with Walsh Holding Co., Inc. In addition, in the ordinary course of business we may actively trade the RBMG Common Stock for our own account and for the accounts of customers and accordingly, may at any time hold a long or short position in such securities.

     This letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior written consent; except that the Company may include this opinion in its entirety in any proxy statement or information statement relating to the Merger sent to the Company's stockholders. Any summary of this opinion included in such proxy statement must be in a form acceptable to Prudential Securities Incorporated.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          PRUDENTIAL SECURITIES INCORPORATED

                                    ANNEX H

               [LETTERHEAD OF PRUDENTIAL SECURITIES INCORPORATED]

PRIVATE AND CONFIDENTIAL                                          April 18, 1997

The Board of Directors
Resource Bancshares Mortgage Group, Inc.
7909 Parkland Road
Columbia, South Carolina 29223

Members of the Board:

     We understand that Resource Bancshares Mortgage Group, Inc. ("RBMG" or the "Company"), a wholly-owned subsidiary of the Company ("Merger Sub"), Walsh Holding Co., Inc. ("Walsh") and Robert C. Walsh propose to enter into an Agreement of Merger (the "Agreement"). Pursuant to the Agreement, Merger Sub shall merge with and into Walsh and Walsh shall continue as the surviving corporation and a wholly-owned subsidiary of RBMG (the "Merger"). In the Merger each outstanding share of Class A common stock, par value $.01 per share, of Walsh and each outstanding share of Class B common stock, par value $.01 per share, of Walsh (collectively, the "Walsh Common Stock") will be converted into and become exchangeable for (i) shares of common stock, par value $.01 per share, of the Company (the "RBMG Common Stock"), subject to adjustment upon the occurrence of certain events as described in the Agreement (the "Common Stock Exchange") and (ii) the right (the "Escrow Stock Right" and collectively the "Escrow Stock Rights") to receive shares of RBMG Common Stock (the "Escrow Stock Exchange") (collectively, the Common Stock Exchange and the Escrow Stock Exchange constitute the Exchange Ratio). In addition, if the warrant owned by Greenwich Capital Financial Products, Inc. (the "Greenwich Warrant"), to purchase shares of Walsh Class B common stock, par value $.01 (the "Walsh Warrant Shares"), remains outstanding immediately prior to the Effective Time (as defined in the Agreement), the Greenwich Warrant will be exchanged for the RBMG Warrant (as defined in the Agreement), which will provide for the right to acquire the number shares of RBMG Common Stock equal to the product of the Walsh Warrant Shares and the Exchange Ratio, as more fully described in the RBMG Warrant Agreement.

     You have requested our opinion as to the fairness from a financial point of view of the Exchange Ratio to the stockholders of the Company.

     In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors we deemed relevant under the circumstances, including:

          (i) the execution copy of the Agreement presented to the Board of Directors on the date hereof;

          (ii) certain publicly available historical financial and operating data concerning the Company including the Annual Report on Form 10-K of the Company for the years ended December 31, 1996, 1995 and 1994, the Company's Proxy Statement for the Annual Meeting of Shareholders held on April 25, 1996, the Company's Prospectus, dated March 11, 1996, relating to the sale of 3,512,961 shares of RBMG Common Stock and the Company's Prospectus,dated May 25, 1993, relating to the initial public offering of RBMG Common Stock;

          (iii) certain historical financial and operating data concerning Walsh and its predecessors, GF Mortgage Corp. and GF Property Corp., including Walsh's audited financial statements for the nine months ended December 31, 1996 and the audited combined financial statements of GF Mortgage Corp. and GF Property Corp. for the three months ended March 31, 1996;

          (iv) certain information of the Company, including financial forecasts for future fiscal years prepared by the management of the Company;

          (v) certain information of Walsh, including financial forecasts for future fiscal years, prepared by the management of Walsh;

          (vi) certain information of Walsh, including written reports regarding Walsh's non-conforming mortgage loan production for the period from January 1, 1997 to March 31, 1997, prepared by Walsh;

          (vii) certain information of the Company, including estimates of the cost savings and incremental earnings impact of the Merger on the future financial results of the Company, prepared by the Company;

          (viii) the pro forma financial impact of the Merger on the Company;

          (ix) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed comparable to Walsh or otherwise relevant to our inquiry;

          (x) the financial terms of certain recent transactions we deemed relevant; and

          (xi) such other financial studies, analyses and investigations that we deemed appropriate.

     We have assumed that the Merger will be treated as a pooling-of-interests for accounting purposes. Based upon our discussions with the Special Committee to the Board of Directors (the "Special Committee") and its legal counsel and our review of the Agreement and related facts, we have assumed that a change of control, as such term has been construed by the Delaware courts and expressed in their published opinions, will not occur as a result of the Merger. Further, we were not requested by the Special Committee, nor did we, solicit indications of interest from third parties to merge with or otherwise acquire the Company.

     We have met with the management of the Company and Walsh to discuss (i) the prospects for their respective businesses, (ii) their estimates of such businesses' future financial performance, (iii) the financial impact of the Merger on the respective companies, including potential incremental earnings and cost savings, and (iv) such other matters that we deemed relevant.

     In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information provided to us by the Company and Walsh and have not undertaken any independent verification of such information, including the information regarding Walsh's non-conforming mortgage loan production from January 1, 1997 to March 31, 1997, or any independent valuation or appraisal of any of the assets or liabilities of the Company or Walsh. With respect to certain financial forecasts provided to us by the Company, and financial forecasts provided to us by Walsh, we have assumed that the information represents each respective management's best currently available estimate as to the future financial performance of the Company and of Walsh. With respect to the estimates of the cost savings and incremental earnings impact of the Merger on the Company, provided to us by the Company, we have assumed that the information represents management's best currently available estimates as to the future financial impact of the Merger on the Company and that the estimates are based on reasonable assumptions. Further, our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

     As you know, we have been retained by the Special Committee to render this opinion and provide other financial advisory services in connection with the Merger. We received a retainer fee for our services, are due a fee upon signing of the Agreement and, upon consummation of the Merger, will receive an additional fee. In the past we have performed other investment banking services for the Company and we are currently engaged to represent the Company in, and will receive a fee upon consummation of, the proposed merger with Resource Bancshares Corporation. In addition, in the ordinary course of business we may actively trade the shares of RBMG Common Stock for our own account and for the accounts of customers and accordingly, may at any time hold a long or short position in such securities.

     This letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior written consent; except that the Company may include this opinion in its entirety in any proxy statement or information statement relating to the Merger sent to the Company's stockholders. Any summary of this opinion included in such proxy statement must be in a form acceptable to Prudential Securities Incorporated.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          PRUDENTIAL SECURITIES INCORPORATED

                                    ANNEX I

                     [Letterhead of Montgomery Securities]

                                                                  April 18, 1997

Board of Directors
Resource Bancshares Corporation
1901 Main Street, Suite 650
Columbia, South Carolina 29201

Ladies and Gentlemen:

     We understand that Resource Bancshares Corporation, a South Carolina corporation ("RBC"), Resource Bancshares Mortgage Group, Inc., a Delaware corporation ("RBMG"), and RBC Merger Sub, Inc., a South Carolina corporation and a newly-formed, wholly-owned subsidiary of RBMG ("RBC Merger Sub"), propose to enter into a Merger Agreement dated April 18, 1997 (the "RBC-RBMG Merger Agreement"), pursuant to which RBC Merger Sub will merge with and into RBC and RBC will be the surviving corporation and a wholly-owned subsidiary of RBMG (the "RBC-RBMG Merger"). Further, pursuant to the RBC-RBMG Merger Agreement, we understand that all of the outstanding shares of voting common stock, par value $0.01 per share, of RBC and all of the outstanding shares of non-voting common stock, par value $0.01 per share, of RBC will be converted into and exchangeable for 9,397,238 shares of the common stock, $0.01 par value per share ("RBMG Common Stock"), of RBMG, subject to certain adjustments (the "Consideration"). The terms and conditions of the RBC-RBMG Merger are set forth in more detail in the RBC-RBMG Merger Agreement.

     In addition, we understand that RBMG proposes to enter into a second separate Merger Agreement dated April 18, 1997 (the "WSI-RBMG Merger Agreement") with Walsh Holding Co., Inc., a Delaware corporation ("WSI"), Robert C. Walsh, the principal shareholder of WSI, and Carolina Merger Sub, Inc., a Delaware corporation and a newly-formed, wholly-owned subsidiary of RBMG ("Carolina Merger Sub"). Pursuant to the WSI-RBMG Merger Agreement and as more fully described therein, Carolina Merger Sub will merge with and into WSI and WSI will be the surviving corporation and a wholly-owned subsidiary of RBMG (the "WSI-RBMG Merger"). Further, pursuant to the WSI-RBMG Merger Agreement, we understand that all of the outstanding shares of Class A common stock, $0.01 par value, of WSI and all of the outstanding shares of Class B common stock, $0.01 par value, of WSI will be converted into and exchangeable for 21,382,332 shares of RBMG Common Stock, subject to certain adjustments. The terms and conditions of the WSI-RBMG Merger are set forth in more detail in the WSI-RBMG Merger Agreement.

     You have asked for our opinion as investment bankers as to whether the Consideration to be received by the shareholders of RBC pursuant to the RBC-RBMG Merger is fair to such shareholders from a financial point of view, as of the date hereon. Our opinion expressed herein is given irrespective of whether or not the WSI-RBMG Merger is consummated. We have not been retained to provide an opinion as to the fairness of the consideration to be paid by RBMG in the WSI-RBMG Merger. Consequently, this opinion expresses no view concerning the fairness of the consideration being paid by RBMG in the WSI-RBMG Merger or the effect of such merger on the shareholders of RBMG, except insofar as the WSI-RBMG Merger affects the Consideration being received by the shareholders of RBC in the RBC-RBMG Merger. In addition, as you are aware, we were not retained to nor did we advise RBC with respect to alternatives to the RBC-RBMG Merger or RBC's underlying decision to proceed with or effect the RBC-RBMG Merger. Further, we were not requested to nor did we solicit or assist RBC in soliciting indications of interest from third parties for all or any part of RBC.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to RBC, RBMG, and WSI including the consolidated financial statements for recent years and interim periods to December 31, 1996 and certain other relevant financial and operating data relating to RBC, RBMG, and WSI made available to us from published sources and from the internal records of RBC, RBMG, and WSI, including the consolidated financial statements of RBC and WSI for recent years and interim periods to December 31, 1996; (ii) reviewed the financial terms and conditions of the RBC-RBMG Merger Agreement and the WSI-RBMG Merger Agreement;
(iii) reviewed certain publicly available information concerning the trading of, and the trading market for, RBMG Common Stock; (iv) compared RBMG, WSI and RBC from a financial point of view with certain other companies in the mortgage banking and leasing industries which we deemed to be relevant; (v) reviewed and discussed with representatives of the management of RBC, RBMG, and WSI certain information of a business and financial nature regarding RBC, RBMG, and WSI furnished to us by them, including financial forecasts and related assumptions of RBC, RBMG, and WSI; (vi) made inquiries regarding and discussed the RBC-RBMG Merger, the RBC-RBMG Merger Agreement, the WSI-RBMG Merger, and the WSI-RBMG Merger Agreement, and other matters related thereto with RBC's counsel; and (vii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial projections for RBC, RBMG, and WSI provided to us by their respective managements, upon their advice and with your consent we have assumed for purposes of our opinion that the projections have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of RBC, RBMG, and WSI and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in RBC's, RBMG's, or WSI's assets, financial condition, results of operations, business, or prospects since the respective dates of their last financial statements made available to us.

     We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of RBC, RBMG, and WSI are in the aggregate adequate to cover such losses. In addition, we have not assumed responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal, or physical inspection of any of the assets or liabilities (contingent or otherwise) of RBC, RBMG, or WSI, nor have we been furnished with any such appraisals. Similarly, we have, with your consent, not assumed responsibility for reviewing any aspect of the loan securitization programs of RBC, RBMG, or WSI and have assumed, for purposes of this opinion, that each such program was conducted in full compliance with all applicable regulations. Further, we have not made an independent valuation of the reasonableness of the projections utilized in each of such securitization programs and have assumed that such projections are based on assumptions that are reasonable and have been properly presented in the financial statements in accordance with generally accepted accounting principles and all applicable accounting standards and have been recorded on the applicable financial statements on a reasonable basis. Finally, our opinion is based on economic, monetary, and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise, or reaffirm this opinion.

     With respect to the legal and financial reporting matters related to the transactions, we have relied upon the advice given by the independent accountants and counsel to the RBC Board, the RBMG Board and the RBMG Special Committee and have not undertaken any independent investigation of such matters. We have assumed that both the RBC-RBMG Merger and the WSI-RBMG Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the RBC-RBMG Merger will be recorded as a purchase under generally accepted accounting principles and that the WSI-RBMG Merger will be treated as a pooling-of-interests transaction under generally accepted accounting principles. Further, you have also informed us and we have assumed, that each of the RBC-RBMG Merger and the WSI-RBMG Merger, when consummated, will be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

     We have further assumed with your consent that the RBC-RBMG Merger will be consummated in accordance with the terms described in the RBC-RBMG Merger Agreement, without any further amendments thereto, and without waiver by RBC of any of the conditions to its obligations thereunder. Similarly, we have assumed with your consent that, the WSI-RBMG Merger will be consummated in accordance with the terms described in the WSI-RBMG Merger Agreement, without any further amendments thereto, and without waiver by RBMG of any of the conditions to its obligations thereunder.

     We have acted as financial advisor to RBC in connection with the RBC-RBMG Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the RBC-RBMG Merger. In the ordinary course of our business, we actively trade the equity securities of RBMG for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of RBMG and performed various investment banking services for both RBC and RBMG.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the shareholders of RBC pursuant to the RBC-RBMG Merger is fair to such shareholders from a financial point of view, as of the date hereof. Our opinion expressed herein is given irrespective of whether or not the WSI-RBMG Merger is consummated.

     We are not expressing an opinion regarding the price at which the RBMG Common Stock may trade at any future time. The Consideration to be received by the shareholders of RBC pursuant to the RBC-RBMG Merger is based upon a fixed exchange ratio and, accordingly, the market value of the Consideration may from time to time vary significantly.

     This opinion is directed to the Board of Directors of RBC in its consideration of the RBC-RBMG Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the RBC-RBMG Merger. Further, this opinion addresses only the financial fairness of the Consideration to the shareholders RBC and does not address the relative merits of the RBC-RBMG Merger and any alternatives to the RBC-RBMG Merger, RBC's underlying decision to proceed with or effect the RBC-RBMG Merger, the relative merits of the WSI-RBMG Merger and any alternatives to the WSI-RBMG Merger, or any other aspect of either the RBC-RBMG Merger or the WSI-RBMG Merger. This opinion may not be used or referred to by RBC, or quoted or disclosed to any person in any manner, without prior written consent, which consent is hereby given to the inclusion of this opinion in the Joint Proxy Statement/Prospectus filed with the Securities and Exchange Commission in connection with the RBC-RBMG Merger and the WSI-RBMG Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                          Very truly yours,

                                          MONTGOMERY SECURITIES

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Subsection (c) of Section 145 provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Other subsections of Section 145(i) provide that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; (ii) provide that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and (iii) empower the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145. Paragraph (c) of Article Seventh of RBMG's Restated Certificate of Incorporation contains a provision parallel to (iii) above.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Paragraph (a) of Article Seventh of RBMG's Restated Certificate of Incorporation eliminates the personal liability of RBMG's directors to RBMG and its stockholders for monetary damages for breach of fiduciary duty except to the extent that such elimination or limitation of liability is not permitted under the Delaware General Corporation Law.

     Paragraph (b) of Article Seventh of RBMG's Restated Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents.

     The Registrant also maintains liability insurance for its directors and officers which provides for coverage against loss from claims made against directors and officers in their capacity as such, including liabilities under the Securities Act of 1933, as amended.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
  2.1     --   Merger Agreement, dated as of April 18, 1997, by and among the Registrant, RBC Merger Sub, Inc. and Resource Bancshares
               Corporation (attached as Annex A to the Joint Proxy
               Statement/Prospectus forming a part of this Registration
               Statement).
  2.2     --   Merger Agreement, dated as of April 18, 1997, by and among the Registrant, Carolina Merger Sub, Inc., Walsh Holding
               Co., Inc. and Robert C. Walsh (attached as Annex B to the
               Joint Proxy Statement/Prospectus forming a part of this
               Registration Statement).
  5.1     --   Opinion of King & Spalding
 *8.1     --   Opinion of McNair Law Firm, P.A.
 *8.2     --   Opinion of St. John & Wayne, L.L.C.
 23.1     --   Consent of Price Waterhouse LLP
 23.2     --   Consent of Price Waterhouse LLP
 23.3     --   Consent of KPMG Peat Marwick LLP
 23.4     --   Consent of KPMG Peat Marwick LLP
 23.5     --   Consent of Prudential Securities Incorporated (included in
               Annex G to the Joint Proxy Statement/Prospectus forming a
               part of this Registration Statement)
 23.6     --   Consent of Prudential Securities Incorporated (included in
               Annex H to the Joint Proxy Statement/Prospectus forming a
               part of this Registration Statement)
 23.7     --   Consent of Montgomery Securities (included in Annex I to the
               Joint Proxy Statement/Prospectus forming a part of this
               Registration Statement)
 23.8     --   Consent of King & Spalding (included in Exhibit 5.1)
*23.9     --   Consent of McNair Law Firm, P.A.
*23.10    --   Consent of St. John & Wayne, L.L.C.
 23.11    --   Consent of Kempisty & Company Certified Public Accountants
               PC
 24.1     --   Power of Attorney (see page II-4)
*99.1     --   Form of Resource Bancshares Mortgage Group, Inc. Proxy
*99.2     --   Form of Resource Bancshares Corporation Proxy
*99.3     --   Form of Walsh Holding Co., Inc. Proxy
 99.4     --   Opinion of Prudential Securities Incorporated (attached as
               Annex G to the Joint Proxy Statement/ Prospectus forming a part of this Registration Statement).
 99.5     --   Opinion of Prudential Securities Incorporated (attached as
               Annex H to the Joint Proxy Statement/ Prospectus forming a part of this Registration Statement).
 99.6     --   Opinion of Montgomery Securities (attached as Annex I to the
               Joint Proxy Statement/Prospectus forming a part of this
               Registration Statement).

---------------

* To be filed by amendment.

     b. Financial Statement Schedules.

        None.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on June 13, 1997.

                                          RESOURCE BANCSHARES
                                          MORTGAGE GROUP, INC.

                                          By:     /s/ EDWARD J. SEBASTIAN
                                            ------------------------------------
                                                    Edward J. Sebastian
                                              Chairman of the Board and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edward J. Sebastian and David W. Johnson, Jr., and each of them acting individually, as his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement, including any amendment or registration statement filed pursuant to Rule 462.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----

            /s/ EDWARD J. SEBASTIAN               Chairman of the Board and Chief        June 13, 1997
------------------------------------------------  Executive Officer and Director
              Edward J. Sebastian                 (principal executive officer)

             /s/ STEVEN F. HERBERT                Senior Executive Vice President        June 13, 1997
------------------------------------------------  and Chief Financial Officer
               Steven F. Herbert                  (principal financial and
                                                  accounting officer)

           /s/ DAVID W. JOHNSON, JR.              Vice Chairman of the Board and         June 13, 1997
------------------------------------------------  Managing Director
             David W. Johnson, Jr.

               /s/ JOHN W. CURRIE                 Secretary and Director                 June 13, 1997
------------------------------------------------
                 John W. Currie

               /s/ JOHN C. BAKER                  Director                               June 13, 1997
------------------------------------------------
                 John C. Baker

                      /s/                         Director                               June 13, 1997
------------------------------------------------
                Stuart M. Cable

              /s/ BOYD M. GUTTERY                 Director                               June 10, 1997
------------------------------------------------
                Boyd M. Guttery

              /s/ JOHN O. WOLCOTT                 Director                               June 13, 1997
------------------------------------------------
                John O. Wolcott

                               INDEX TO EXHIBITS

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                                 DESCRIPTION                               PAGE
-------                                -----------                           ------------
  5.1      --  Opinion of King & Spalding
 *8.1      --  Opinion of McNair Law Firm, P.A.
 *8.2      --  Opinion of St. John & Wayne, L.L.C.
 23.1      --  Consent of Price Waterhouse LLP
 23.2      --  Consent of Price Waterhouse LLP
 23.3      --  Consent of KPMG Peat Marwick LLP
 23.4      --  Consent of KPMG Peat Marwick LLP
 23.11     --  Consent of Kempisty & Company Certified Public Accountants
               PC
*99.1      --  Form of Resource Bancshares Mortgage Group, Inc. Proxy
*99.2      --  Form of Resource Bancshares Corporation Proxy
*99.3      --  Form of Walsh Holding Co., Inc. Proxy

---------------

* To be filed by amendment.